
06012624

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Micro Focus International plc

*CURRENT ADDRESS: 22-30 Old Bath Road
Newbury
Berkshire UK
RG14 1QN

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 19 2006
THOMSON FINANCIAL

FILE NO. 82- 34962

FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 4/18/06




MICRO
FOCUS

Price Range Listing Particulars



Micro Focus – Unlocking the Value of Legacy™

Joint Global Co-ordinators,
Financial Advisers and Bookrunners

UBS Investment Bank
Goldman Sachs International

Co-Managers

JPMorgan Cazenove
ABN AMRO Rothschild



Micro Focus – Unlocking the Value of Legacy™

Micro Focus is a leading provider of legacy development and deployment software for enterprise platforms. Micro Focus enables organisations to reduce costs and increase agility and reduce risk by reusing their legacy applications with contemporary architectures and Web services.



Micro Focus markets two solutions that allow its customers to extract and enhance their legacy assets – Leverage and Extend™ and Lift and Shift™.

Leverage existing information technology assets by allowing developers to use existing skills and code within a Windows-based environment to manage all aspects of legacy application development, thereby significantly improving developer productivity, as well as reducing risks relating to application quality and unavailability;

Extend legacy applications delivering core business services into new business processes using service oriented architectures and Web services frameworks quickly and easily; and

Lift legacy applications off mainframes and **shift** them to contemporary platforms for development and deployment in a more cost- and time-efficient manner rather than alternatives such as rewriting the application or using a packaged application on the new platform, replacing the existing application in its entirety.

A copy of this document, which comprises Listing Particulars relating to Micro Focus International plc ("Micro Focus" or the "Company") prepared in accordance with the Listing Rules made under Part VI of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority for all of the Ordinary Shares of the Company to be admitted to the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on its market for listed securities. In the Global Offer, assuming the Offer Price at the mid-point of the Price Range and the completion of the Share Exchange, 39,774,020 New Ordinary Shares are being offered by the Company and 7,239,552 Existing Ordinary Shares are being offered by the Selling Shareholders (assuming no exercise of the Over-allotment Option). It is expected that admission of the Ordinary Shares to the Official List will become effective, and that dealings in the Ordinary Shares will commence, at 8:00 a.m. on 17 May 2005. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned.

The Directors of the Company, whose names appear on page 10 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

FOR A DISCUSSION OF RISKS AND FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE ORDINARY SHARES, PLEASE SEE "PART I — RISK FACTORS" BEGINNING ON PAGE 20 OF THIS DOCUMENT.


MICRO
FOCUS

Micro Focus International plc

(Incorporated under the Companies Act 1985 and registered in England and Wales with Registered No. 5134647)

Listing Particulars

Global Offer of up to 59,757,408 Ordinary Shares of 10 pence each at a price expected to be between 145 pence and 185 pence per Ordinary Share

and

admission to the Official List and trading on the London Stock Exchange

---

Joint Global Co-ordinators, Bookrunners and Sponsors

UBS Investment Bank **Goldman Sachs International**

Co-Managers

JPMorgan Cazenove **ABN AMRO Rothschild**

Expected share capital immediately following Admission assuming an Offer Price at the mid-point of the Price Range and the completion of the Share Exchange:

Authorised			Issued	
Number	Amount		Number	Amount
2,500,000,000	£250,000,000	Ordinary Shares of 10 pence each	188,054,288	£18,805,428

No Ordinary Shares have been marketed to, nor are available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with Admission. This document does not constitute an offer or invitation to any such person to subscribe for or purchase any securities in the Company.

In connection with the Global Offer, Goldman Sachs International, as stabilising manager, may over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares or other securities of the Company at a level higher than that which might otherwise prevail for a limited time after the issue date. However, there is no obligation on Goldman Sachs International to do this. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Goldman Sachs International does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

The New Ordinary Shares to be issued pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with each other and with all Existing Ordinary Shares and will rank in full for all dividends and other distributions thereafter declared, made or paid in respect of the Ordinary Shares. The Global Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of paragraph 6 of the Public Offers of Securities Regulations 1995 or paragraph 1 of Schedule 11 to the Financial Services and Markets Act 2000. No action has been taken to permit a public offering of the Ordinary Shares.

The Joint Global Co-ordinators are acting for the Company and no one else in connection with the Global Offer. They will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Global Offer.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The Company will comply with its obligations to publish supplementary Listing Particulars containing further updated information required by law or by any regulatory authority but assumes no further obligations to publish additional information.

The Ordinary Shares offered in the Global Offer have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States or under the applicable securities laws of Australia or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered or sold within the United States, Australia or Japan or to or for the account or benefit of any national, resident or citizen of Australia or Japan. The Ordinary Shares may be offered and sold within the United States only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of section 5 of the Securities Act provided by Rule 144A. Ordinary Shares are being offered and sold outside the United States in accordance with Regulation S under the Securities Act. For a description of these and certain further restrictions on offers, sales and transfers of the Ordinary Shares and the distribution of this document, please see "Part XIV — Additional Information".

This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any Ordinary Shares to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Ordinary Shares have not been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority nor have such authorities passed upon or endorsed the merits of the offering of the Ordinary Shares or the accuracy or adequacy of these Listing Particulars. Any representation to the contrary is a criminal offence in the United States.

The offering of Ordinary Shares in the United States will be made by the respective affiliates of the Joint Global Co-ordinators who are broker-dealers registered under the Exchange Act to qualified institutional buyers in reliance upon Rule 144A under the Securities Act, or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Ordinary Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in paragraphs 17 and 18 of "Part XIV — Additional Information".

The contents of these Listing Particulars are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

Notice To New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice to Canadian Investors

The Ordinary Shares have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Ordinary Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to "Part XIV — Additional Information" of these Listing Particulars and Ontario purchasers in particular should refer to the subsection entitled "Statutory rights of action (Ontario purchasers)". The Offer Price, financial statements and certain other financial information are disclosed in pounds sterling. On 26 April, 2005, being the latest practicable date prior to the publication of this document, £1.00 = Cdn$2.3730, based on the Bank of Canada noon exchange rate.

Allocations and Pricing

The Joint Global Co-ordinators are soliciting from prospective eligible investors indications of interest in acquiring Ordinary Shares in the Global Offer. Prospective eligible investors will be required to specify the number of Ordinary Shares which they would be prepared to acquire at different levels of the Offer Price range. Allocations of Ordinary Shares under the Global Offer will be determined by the Joint Global Co-Ordinators in consultation with the Company, Golden Gate and Parallax Capital after indications of interest from prospective investors have been received.

The final date for the receipt of indications of interest under the Global Offer is expected to be 11 May 2005. The Offer Price is expected to be announced on 12 May 2005. It is expected that the Offer Price will be in the range of 145 pence and 185 pence per Ordinary Share. However, the Company, Golden Gate, Parallax Capital and the Joint Global Co-Ordinators reserve the right to set the Offer Price outside this Offer Price range and to change the expected dates without further notice. Furthermore, the Company and the Selling Shareholders, with the consent of the Joint Global Co-ordinators, have the discretion to increase or decrease the number of Ordinary Shares being offered under the Global Offer. Unless the context otherwise requires or it is expressly provided to the contrary, the information set out in this document assumes an Offer Price of 165 pence, being the mid-point of the Offer Price range and assumes no exercise of the Over-allotment Option.

Market Growth and Industry Data

Information or other statements presented in these Listing Particulars regarding market growth, market size, development of the market and other industry data pertaining to the information technology services market and the Company's business consist of estimates based on data and reports compiled by industry professionals, organisations, analysts or the Company's knowledge of its sales and markets.

The Directors take responsibility for compiling and extracting, but have not independently verified, market data provided by third parties or industry or general publications, although they consider such data and publications to be reliable.

Information regarding the size of the market in which Micro Focus considers itself to operate has been extracted from reports published by IDC. Information regarding the size of the market for application development software is contained in Table 12 of "Market Analysis - Worldwide Application Development and Deployment 2004-2008 Forecast and 2003 Vendor Shares", IDC 31994, published by IDC in October 2004. Information regarding the size of the market for application deployment software is contained in Table 14 of that report. Information regarding the worldwide web services software market is contained in Table 2 of "Market Analysis - Worldwide Web Services Software 2004-2008 Forecast: Cautious Adoption Continues", IDC 31079 published by IDC in April 2004.

Available Information

For so long as any of the Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, Micro Focus will, during any period in which it is not subject to section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of an Ordinary Share, or to any prospective purchaser of an Ordinary Share designated by such holder, beneficial owner or prospective purchaser, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Forward-Looking Statements

Certain statements contained in these Listing Particulars, including those under the captions "Key Information", "Business of Micro Focus", "Operating and Financial Review and Prospects" and "Risk Factors" constitute "forward-looking statements". All statements other than statements of historical facts included in these Listing Particulars, including, without limitation, those regarding the Company's financial condition, business strategy, plans and objectives, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Such risks, uncertainties and other factors include, among others: the level of expenditure committed to development and deployment applications by organisations; the level of deployment-related turnover expected by the Company; the degree to which organisations adopt web-enabled services; the rate at which large organisations migrate applications from the mainframe environment and the development of the Lift & Shift market; the continued use and necessity of the mainframe for business critical applications; the degree of competition faced by Micro Focus; growth in the information technology services market; general economic and business conditions, particularly in the United States; changes in technology and competition; and the Company's ability to attract and retain qualified personnel. These forward-looking statements speak only as at the date of these Listing Particulars. Except as required by the UK Listing Authority, the London Stock Exchange or by law, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Currency and Financial Presentation

Unless otherwise indicated, all references in these Listing Particulars to "pounds sterling", "£" or "p" are to the lawful currency of the United Kingdom and references to "US dollars", "US$", or "$" are to the lawful currency of the United States, references to "euro" and "€" are to the lawful currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the

Treaty Establishing the European Community, as amended from time to time, references to "yen" are to the lawful currency of Japan and references to "Cdn$" are to the lawful currency of Canada. The Company prepares its financial statements in US dollars. For historical exchange rate information pertaining to US dollars, pound sterling and euros, please see "Part XIV — Additional Information" of these Listing Particulars.

Unless otherwise indicated, financial information in these Listing Particulars has been prepared in accordance with UK GAAP, with the exception of the Accountants' Reports under IFRS in Parts VII and IX, which differ in certain respects from US GAAP. For a reconciliation between UK GAAP and IFRS, see note 28 to the Accountants' Report under IFRS included in Part VII of these Listing Particulars. For a discussion of certain differences between UK GAAP and US GAAP and IFRS and US GAAP relevant to Micro Focus, please see "Part XII — Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP" of these Listing Particulars.

The opinion on the Special Purpose Restated Consolidated Financial Information included in "Part VII — Accountants' Report under IFRS" and the opinion on the Special Purpose Restated Financial Information included in "Part IX — Accountants' Report under IFRS for Micro Focus International plc" are included in these Listing Particulars to voluntarily provide financial information that is substantially consistent with the Listing Rules of the United Kingdom Listing Authority, which come into effect on 1 July 2005. The audits of this information were performed using standards issued by the Auditing Practices Board in the United Kingdom. None of the financial information in this document, including the Special Purpose Restated Consolidated Financial Information and the Special Purpose Restated Financial Information, has been audited in accordance with auditing standards generally accepted in the United States of America ("US GAAS") or auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). US GAAS and the auditing standards of the PCAOB do not provide for the expression of an opinion on accounting standards which have not been finalised and are still subject to modification, as is the case with accounting standards as adopted for use in the EU and included in "Part VII — Accountants' Report under IFRS" and the opinion on the Special Purpose Restated Financial Information included in "Part IX — Accountants' Report under IFRS for Micro Focus International plc". Accordingly, it would not be possible to express an opinion on either the Special Purpose Restated Consolidated Financial Information or the Special Purpose Restated Financial Information under US GAAS or the auditing standards of the PCAOB. In addition, there could be other differences between the auditing standards issued by the Auditing Practices Board in the United Kingdom and those required by US GAAS or the auditing standards of the PCAOB. Potential investors should consult their own professional advisors to gain an understanding of the Special Purpose Restated Consolidated Financial Information contained herein and the Special Purpose Restated Financial Information and the implications of differences between the auditing standards noted herein.

The Special Purpose Restated Consolidated Financial Information prepared in accordance with IFRS, which appears in "Part VII — Accountants' Report under IFRS" of these Listing Particulars, has been presented solely for the nine months ended 31 January 2005.

Percentages in tables have been rounded and accordingly may not total 100 per cent. when aggregated. In addition, certain financial data has been rounded to one decimal place. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

EBITDA and Adjusted EBITDA: Non-GAAP Measures

The financial information included in these Listing Particulars is not intended to comply with SEC reporting requirements. Compliance with such requirements would require the modification or exclusion of certain financial measures, including EBITDA, Adjusted EBITDA, EBITDA or Adjusted EBITDA ratios and pro forma data and the presentation of certain other information not included herein.

EBITDA, Adjusted EBITDA, EBITDA and Adjusted EBITDA ratios and certain other items included herein are non-GAAP measures and prospective investors should not consider such items as alternatives to the applicable GAAP measures. In particular, prospective investors should not consider EBITDA or Adjusted EBITDA as a measurement of financial performance or liquidity under UK GAAP, as an alternative to profit or loss for the financial period, operating profit or loss or any other performance

measures derived in accordance with UK GAAP. Micro Focus has included these measures because its management believes they are important indicators of the underlying historical performance of the Operating Group.

EBITDA is equivalent to operating profit plus depreciation of tangible fixed assets and amortisation of intangible assets. Adjusted EBITDA is equivalent to operating profit plus depreciation of tangible fixed assets, amortisation of intangible assets plus share-based compensation charges and non-recurring costs relating to management fees paid to the current ultimate parent, redundancies and other restructuring costs. EBITDA and Adjusted EBITDA have limitations as analytical tools and prospective investors should not consider them in isolation from, or as substitutes for, analysis of Micro Focus' results of operations, including its cash flows, as reported under UK GAAP. Some of the limitations of EBITDA and Adjusted EBITDA as measures are as follows:

- they do not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;
- they do not reflect changes in, or cash requirements for, working capital needs;
- they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt;
- although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often have to be replaced in the future, and EBITDA and Adjusted EBITDA measures do not reflect any cash requirements for such replacements;
- although share-based compensation charges are non-cash charges, these charges represent recognition of costs of employee services, and may have a volatile effect on operating profit and accumulated loss for the period;
- non-recurring costs are cash charges, and although infrequently occurring will often have to be incurred as part of operations, Adjusted EBITDA measures do not reflect any cash requirements for such expenses; and
- other companies in the industry may calculate these measures differently, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and/or Adjusted EBITDA should not be considered as measures of discretionary cash available to Micro Focus to invest in the growth of its business. These limitations are compensated by relying primarily on UK GAAP results and using EBITDA and Adjusted EBITDA measures only supplementally.

Enforcement of Civil Liabilities

The Company is a public limited company incorporated under English law. Some of the Directors are not residents of the United States and a substantial portion of the assets of Micro Focus and such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or the Directors or to enforce judgments against them in US courts, including those predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England.

No Incorporation of Micro Focus' Website

The contents of Micro Focus' website, including any information which is available via hyperlinkage, do not form part of these Listing Particulars.

Table of Contents

Global Offer Statistics

Price Range	145p to 185p
Number of New Ordinary Shares being offered in the Global Offer(1)(2)	between 35,474,126 and 45,260,092
Number of Existing Ordinary Shares being offered in the Global Offer(3)(4)(5)	7,239,552
Number of Existing Ordinary Shares subject to Over-allotment Option(1)(5)	between 6,890,790 and 7,257,764
Number of Ordinary Shares in issue immediately following the Global Offer(1)(2)(4)	188,054,288
Estimated net proceeds of the Global Offer receivable by the Company(2)(4)(6)	£52.1 million (US$99.3 million)
Equity market capitalisation of the Company(3)(4)(6)	£310.3 million (US$591.0 million)

Notes:

(1) *Assuming the Offer Price is set within the Price Range, although it may be set above or below the Price Range.*

(2) *The Company will issue a sufficient number of New Ordinary Shares to raise approximately £65.6 million (US$125.0 million) before deduction of any commissions, fees or expenses. The estimated net proceeds to the Company are stated after deduction of the estimated underwriting commissions and other fees and expenses of the Global Offer payable by the Company, expected to be approximately £13.5 million (US$25.7 million) based on an Offer Price at the mid-point of the Price Range. The Company will not receive any of the net proceeds from the sale of the Existing Ordinary Shares in the Global Offer.*

(3) *Assuming the Over-allotment Option is not exercised.*

(4) *Assuming an Offer Price of 165 pence (being the mid-point of the Price Range).*

(5) *Assuming the completion of the Share Exchange.*

(6) *Based on an exchange rate of US$1.00:£0.5250, which was equivalent to the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on 27 April 2005.*

Expected Timetable of Principal Events

Latest time and date for receipt of indications of interest under the Global Offer	5:00 p.m. on 11 May 2005
Announcement of Offer Price and notification of allocations	8:00 a.m. on 12 May 2005
Supplementary listing particulars containing the Offer Price published	12 May 2005
Expected commencement of conditional dealings	12 May 2005
Admission and expected commencement of unconditional dealings	8:00 a.m. on 17 May 2005
Crediting of Ordinary Shares to CREST accounts	17 May 2005
Where applicable, definitive share certificates available for despatch from or as soon as practicable after	17 May 2005

Each of the times and dates in the above timetable is subject to change. All times are London times unless stated otherwise.

Directors, Secretary, Registered Office and Advisers

Directors	Kevin Loosemore (Non-Executive Chairman) Anthony Hill (Executive Director and Chief Executive Officer) Richard Lloyd (Executive Director and Chief Financial Officer) David Dominik (Non-Executive Director) Prescott Ashe (Non-Executive Director) David Maloney (Non-Executive Director)
Company Secretary	Jane Smithard
Registered and Head Office	The Lawn 22-30 Old Bath Road Newbury Berkshire RG14 1QN United Kingdom
Joint Global Co-ordinators, Bookrunners and Sponsors	UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP United Kingdom
	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom
Co-Managers	JPMorgan Cazenove 20 Moorgate London EC2R 6DA United Kingdom
	ABN AMRO Rothschild 250 Bishopsgate London EC2M 4AA United Kingdom
Legal Advisers to the Company as to English and US law	Linklaters One Silk Street London EC2Y 8HQ United Kingdom
Legal Advisers to the Joint Global Co-ordinators, Bookrunners and Sponsors as to English and US law	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS United Kingdom
Auditors	PricewaterhouseCoopers LLP 9 Greyfriars Road Reading Berkshire RG1 1JG United Kingdom
Reporting Accountants	PricewaterhouseCoopers LLP Abacus House Castle Park Cambridge CB3 0AH United Kingdom
Principal Bankers	Wells Fargo Foothill, Inc. 2450 Colorado Avenue Suite 3000 West Santa Monica, California 96404 United States
Registrars	Lloyds TSB Registrar Princess House 1 Suffolk Street London EC4R 0AX United Kingdom

Key Information

The following information is derived from, and should be read in conjunction with, the full text of these Listing Particulars. This summary may not contain all the information that is important to investors or that investors should consider before subscribing for Ordinary Shares. Investors should read the full text of this document and not just rely on the summary financial information contained in this "Key Information" section. Investors should pay particular attention to the risk factors set out in "Part I — Risk Factors" on pages 20 to 28 of these Listing Particulars.

1 Summary of Micro Focus International plc

Micro Focus is a leading provider of legacy development and deployment software with nearly 30 years of experience and well in excess of one million licensed users and software used by over 70 companies within the 2004 Fortune "Global 100". Micro Focus' innovative software enables its customers to continue to use and extract value from investments in existing information technology infrastructure (i.e. "legacy" assets), including people and processes. By exploiting the latest technologies and leveraging the strength of its partners worldwide, Micro Focus' software enable its customers to improve the productivity of application developers, take advantage of web services and migrate existing applications from older platforms, such as the mainframe, to contemporary platforms, such as Windows. As a result, Micro Focus' customers are able to reduce the cost of their information technology operations and improve the flexibility of their businesses, while managing the risks associated with legacy development and deployment.

Micro Focus' management believes that the market for application development and deployment is substantial and growing. According to an IDC October 2004 report, the market for application development software was worth approximately US$5.6 billion as measured in software revenue in 2003 and is expected to grow to approximately US$7.7 billion in 2008, representing a compound annual growth rate of 6.8 per cent. Within that market, the markets for application development software on Windows, UNIX and Linux platforms are growing at rates of 9.8 per cent., 3.6 per cent. and 52.0 per cent., respectively.

In addition, according to IDC, the market for application deployment software was worth approximately US$7.0 billion in 2003 and is expected to grow to approximately US$8.7 billion in 2008, representing a compound annual growth rate of 4.3 per cent. Within that market, the markets for application deployment software on Windows, UNIX and Linux platforms are growing at rates of 11.0 per cent., (0.6) per cent. and 34.0 per cent., respectively.

Micro Focus markets two solutions that allow organisations to unlock the value of their legacy assets — Leverage & Extend and Lift & Shift. Micro Focus' core Leverage & Extend solution is designed to increase the productivity of application developers and allow customers to provide new internal and external user communities with access to critical legacy applications and services residing on older platforms. Micro Focus' more recent Lift & Shift solution allows its customers to migrate legacy applications by providing a mainframe compatible environment on Windows, UNIX and Linux.

The Leverage & Extend and Lift & Shift solutions can be implemented across a broad range of technologies and, as they are complementary, may be implemented individually or in combination with each other. Micro Focus' solutions enable organisations to extract value from core legacy assets in a way that is evolutionary (as opposed to wholesale replacement), cost-effective and proven.

Micro Focus targets three types of main customers:

- *Direct customers*, such as Mellon Financial Corporation and Wachovia Bank, NA, pay software licence and maintenance fees directly to Micro Focus and use Micro Focus' software to maintain and operate core legacy business applications on contemporary platforms.

- *Indirect customers* purchase Micro Focus' software and pay software licence and maintenance fees through packaged application providers or systems integrators. Packaged application providers, such

as Lawson and MISYS, embed Micro Focus' software within their packaged applications, enabling those applications to be delivered across a broad range of contemporary platforms and architectures. Systems integrators, such as Accenture, CSC and EDS, use Micro Focus' software to design and implement large, complex legacy development and deployment projects and to provide the technological foundation for the ongoing use of those applications once the modernisation project is complete.

- *Resellers* sell Micro Focus' products in geographic areas where Micro Focus does not have a physical presence.

In addition, Micro Focus works with a variety of partners to expand its product development, marketing, sales and customer support capabilities. For example, in April 2004, Micro Focus teamed with Microsoft to create the Mainframe Migration Alliance, or MMA, to expand market awareness of mainframe migration.

Underlying Micro Focus' ability to deliver complementary and comprehensive legacy development and deployment solutions is its commitment to remain at the forefront of technology and product development. Micro Focus has made a significant investment in developing the technologies that support its Leverage & Extend and Lift & Shift solutions, and is dedicated to building upon its existing expertise to ensure that its software integrates the latest technologies and is capable of being implemented across a wide array of current and developing platforms and architectures.

Micro Focus believes that its key competitive strengths are:

- *Deep Technical Knowledge Across a Broad and Growing Technology Spectrum.* Micro Focus believes its deep technical understanding of both legacy and contemporary technologies provides it with an important competitive advantage.

- *Established Track Record.* Micro Focus has built its expertise over a period of nearly 30 years, during which it has demonstrated a track record of innovation in legacy development and deployment solutions. Micro Focus' software solutions currently have an installed base of well in excess of one million licensed users around the world.

- *Large, Diversified Customer Base.* Micro Focus' products are deeply integrated into its customers' core information technology systems, helping it to create and maintain long-term customer relationships. Micro Focus' customers are from multiple industry sectors, including financial services, insurance and government, from various countries around the globe and include over 70 companies within the 2004 Fortune "Global 100". In addition, Micro Focus does not have a high degree of customer concentration, as for the nine months ended 31 January 2005, Micro Focus' top 20 customers, excluding packaged application providers, represented 22.9 per cent. of total contract value for the period and no single customer accounted for more than 3.2 per cent. of total contract value for the period.

- *Large Base of Stable Revenue.* Due to the long-term nature of Micro Focus' customer relationships, it has a relatively stable stream of revenue from recurring maintenance fees as well as licence fees from packaged application providers. As a result, Micro Focus has achieved a high level of visibility with respect to its turnover during any given financial period.

- *Experienced Management Team.* Micro Focus' senior management team has more than 110 years combined experience in the software industry and an average tenure at Micro Focus or its predecessors in excess of 14 years. Micro Focus' employees have diverse backgrounds with comprehensive expertise in application, platform and software engineering technologies.

Micro Focus' objective is to be the leading provider of legacy development and deployment software worldwide. Key elements of Micro Focus' strategy include:

- *Deepening Relationships With its Existing Customer Base.* Micro Focus will continue to focus on taking advantage of the significant opportunity to leverage its relationships with its existing customers to promote its complementary Leverage & Extend and Lift & Shift solutions.

- *Continuing to Expand the Market for Mainframe Migration.* Micro Focus will continue to focus on increasing the market awareness for mainframe migration through a variety of marketing initiatives and by establishing alliances with large systems integrators and software and hardware vendors, including working with Microsoft and other members of the MMA.

- *Extending Leveraged Sales Channels.* Micro Focus plans to continue to expand its sales coverage through systems integrators, packaged applications providers and resellers in order to increase the proportion of its revenue represented by indirect sales.

- *Continuing to Develop Innovative Technology.* Micro Focus plans to continue to make significant investment in its products and research and development to expand the features and functionality of its product portfolio.

- *Selectively Pursuing Technology-Based Acquisitions.* Micro Focus will continue to examine strategic, incremental opportunities to acquire businesses with technologies that enhance, complement or expand its product offering and, hence, its customer base and market opportunity.

2 Summary Financial Information

The tables below set out a summary of selected key financial information for the Operating Group on a consolidated basis for the periods or dates indicated. The summary historical consolidated financial information for the Operating Group for the nine months ended and as at 30 April 2002, the financial years ended and as at 30 April 2003 and 2004 and the nine months ended and as at 31 January 2004 and 2005 is extracted without material adjustment from Micro Focus International Limited's Accountants' Report under UK GAAP included in Part VI of these Listing Particulars and has been prepared in accordance with UK GAAP. The historical audited consolidated financial information for the Operating Group for the nine months ended and as at 30 April 2002 represents the first period of financial performance of Micro Focus International Limited following the Demerger.

Micro Focus' Accountants' Reports have been prepared in accordance with UK GAAP, with the exception of the Accountants' Reports under IFRS in Parts VII and IX, which differ in certain respects from US GAAP. For a discussion of certain differences between UK GAAP and US GAAP and IFRS and US GAAP as applicable to Micro Focus, please see "Part XII — Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP" of these Listing Particulars.

The following summary financial information should be read in conjunction with "Part I — Risk Factors", "Part VI — Accountants' Report under UK GAAP" including the notes therein, and "Part V — Operating and Financial Review and Prospects" in these Listing Particulars. Prospective investors should read the whole document and not just rely on the historical financial information below. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

Summary Profit and Loss Accounts

UK GAAP

	Nine months ended 30 April	Year ended 30 April		Nine months ended 31 January	
	2002	2003	2004	2004	2005
	(US$'000)	(US$'000)		(US$'000)	
Turnover	78,910	114,913	126,268	91,735	110,484
Cost of sales	(5,981)	(8,061)	(8,279)	(6,302)	(4,622)
Gross profit	72,929	106,852	117,989	85,433	105,862
Selling and distribution costs	(26,175)	(34,581)	(39,697)	(29,411)	(34,611)
Research and development	(13,978)	(20,214)	(22,350)	(16,628)	(17,013)
Administrative expenses	(21,131)	(29,296)	(30,703)	(22,706)	(25,851)
Operating profit	11,645	22,761	25,239	16,688	28,387
Net interest payable	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)
Profit on ordinary activities before taxation	2,563	16,157	22,006	14,296	23,332
Tax on profit on ordinary activities	(5,093)	(5,650)	(7,771)	(5,051)	(8,424)
(Loss)/profit for the financial period	(2,530)	10,507	14,235	9,245	14,908
Dividends	—	(28,726)	(28,450)	(28,450)	(68,800)
Accumulated loss for the financial period	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
(Loss)/earnings per ordinary share					
— basic	(2.09)c	7.24c	9.78c	6.35c	10.18c
— diluted	(2.03)c	7.09c	9.49c	6.17c	9.96c
Earnings per ordinary share before goodwill amortisation					
— basic	0.24 c	9.84c	12.37c	8.30c	12.11c
— diluted	0.24 c	9.63c	12.00c	8.05c	11.85c

Other Financial Data

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005
	(US$'000)	(US$'000)		(US$'000)	
EBITDA is calculated as follows:					
Operating Profit, as reported under UK GAAP	11,645	22,761	25,239	16,688	28,387
Add back:					
Depreciation	1,485	1,869	1,849	1,406	1,512
Amortisation	2,826	3,769	3,769	2,826	2,826
Earnings before Interest, Taxation, Depreciation and Amortisation ("EBITDA")[1]	15,956	28,399	30,857	20,920	32,725
Adjusted EBITDA is calculated as follows:					
Operating Profit, as reported under UK GAAP	11,645	22,761	25,239	16,688	28,387
Add back:					
Depreciation	1,485	1,869	1,849	1,406	1,512
Amortisation	2,826	3,769	3,769	2,826	2,826
Share-based compensation payments	61	30	840	676	2,063
Non Recurring Costs:					
Management charges	900	1,200	1,200	900	900
Reorganisation costs	3,528	—	—	—	—
Redundancy costs	493	—	562	562	—
Other non-recurring costs		—	—	—	743
Adjusted EBITDA[1]	20,938	29,629	33,459	23,058	36,431

Note:

[1] EBITDA and Adjusted EBITDA are non-GAAP measures but are included because Micro Focus' management believes that they are important indicators of the underlying historical performance of the Operating Group. EBITDA and Adjusted EBITDA should not be considered as a substitute for operating profit, profit or loss for the financial period, cash flow or other profit and loss account or cash flow data computed in accordance with UK GAAP or as a measure of results of operations or liquidity. Because all companies do not calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. The underlying financial data used in the calculation of EBITDA and Adjusted EBITDA has been extracted without material adjustment from Micro Focus' Accountants' Report under UK GAAP included in Part VI of these Listing Particulars.

Summary Balance Sheet

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	2004	Nine months ended 31 January 2004	2005
	(US$'000)	(US$'000)		(US$'000)	
Fixed assets	53,986	50,563	46,519	47,513	43,398
Current assets	69,203	54,840	68,655	58,800	80,125
Creditors — Amounts falling due within one year	(70,972)	(64,892)	(73,654)	(67,665)	(78,275)
Net current assets/(liabilities)	(1,769)	(10,052)	(4,999)	(8,865)	1,850
Total assets less current liabilities	52,217	40,511	41,520	38,648	45,248
Creditors — Amounts falling due after more than one year	(34,337)	(41,053)	(55,517)	(57,243)	(111,179)
Provisions for liabilities and charges	—	—	—	—	—
Net assets/(liabilities)	17,880	(542)	(13,997)	(18,595)	(65,931)
Total equity shareholders' funds (deficit)	17,880	(542)	(13,997)	(18,595)	(65,931)

3 Current Trading and Prospects

Since 31 January 2005, the Operating Group's turnover and operating profit have been in line with the Board's expectations. The Operating Group has continued to show strong revenue growth over the comparable quarter ended 30 April 2004, with even stronger growth at the operating profit level as a result of the increased sales efficiency of working with its network of partners. The Directors believe that turnover for the fourth quarter ending 30 April 2005 should be slightly below the third quarter ended 31 January 2005 (which benefited from a number of comparatively large contracts entered into during that period), but above that for the comparable fourth quarter ended 30 April 2004.

The Directors believe that the Group's financial and trading prospects remain favourable for the next financial year commencing May 2005, based on a strong sales pipeline, continuing growth in the degree of customer adoption of Micro Focus' "Lift & Shift" solution and improved sales efficiency.

4 Dividend Policy

Under English law, any payment of dividends would be subject to the Companies Act, which requires that all dividends be approved by the Board of Directors of Micro Focus and, in some cases, the shareholders. Moreover, under English law, Micro Focus may pay dividends on its Ordinary Shares only out of profits available for distribution determined in accordance with the Companies Act.

Under Cayman law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to MFIP Limited, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the Directors have considered the valuation of the intellectual property in proposing further dividends. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman law.

During the financial year ended 30 April 2004, Micro Focus paid $28.5 million in the form of dividends to its existing shareholders and, as of the date of these Listing Particulars, Micro Focus has paid $78.8 million during the current financial year, including US$10.0 million paid during the fourth quarter ending 30 April 2005, in the form of dividends to its existing shareholders, as permitted under Cayman law. From the date of Admission, the Company will be subject to English law in respect of the payment of dividends.

The Board intends to adopt a progressive dividend policy, reflecting the long-term earnings and cash flow potential of Micro Focus, whilst targeting an initial level of dividend cover for the full financial year ending 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis.

Although Micro Focus has paid dividends in the past and, as stated above, intends to continue doing so in the future, there is no assurance that Micro Focus will declare and pay, or have the ability to declare and pay, any dividends on the Ordinary Shares in the future.

In addition, the payment of dividends historically should not be viewed as guidance for the level of dividends going forward.

5 Summary of the Global Offer

The aggregate number of Ordinary Shares available under the Global Offer, assuming no exercise of the Over-allotment Option, an Offer Price of 165 pence (being the mid-point of the Price Range), and the completion of the Share Exchange, will be 47,013,572 comprising an issue of 39,774,020 New Ordinary Shares by the Company and the sale of 7,239,552 Existing Ordinary Shares by the Selling Shareholders. Under the Global Offer, all Offer Shares will be issued or sold at the Offer Price, which will be agreed between the Company, the Selling Shareholders and the Joint Global Co-ordinators. It is currently expected that the Offer Price will be within the Price Range of 145 pence to 185 pence, although it may be set above or below this range. A number of factors will be considered in determining the Offer Price and the basis of allocation, including the objective of encouraging the development of an orderly after-market in the Ordinary Shares. Supplementary listing particulars containing the Offer Price are expected to be published on or about 12 May 2005. This date may be changed.

UBS Investment Bank and Goldman Sachs International are Joint Global Co-ordinators of the Global Offer.

The Global Offer is being made by way of an offering outside the United States to institutional investors in the United Kingdom and elsewhere in reliance on Regulation S and within the United States to persons reasonably believed to be QIBs in reliance on Rule 144A or another exemption from, or in a transaction not subject to, registration under the Securities Act.

Certain restrictions that apply to the distribution of this document and Ordinary Shares in jurisdictions outside the United Kingdom are described in paragraph 17 of "Part XIV — Additional Information" of these Listing Particulars.

There can be no assurance that a regular trading market for Ordinary Shares will be sustained. The prices at which Ordinary Shares will be bought and sold on the public market after the Global Offer may be lower than the Offer Price.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 17 May 2005. These times and dates may be changed.

The SEDOL code for the Ordinary Shares will be B079W58 and the ISIN code will be GB00B079W581.

6 Capital Restructuring

Historically, Micro Focus International Limited has been the holding company of the Group.

It is intended that, prior to and conditional upon Admission, the Company will become the holding company of the Group by acquiring Micro Focus International Limited through the Share Exchange. This will result in the previous shareholders of Micro Focus International Limited holding three Ordinary Shares for every one ordinary share they currently hold in the capital of Micro Focus International Limited.

Further details of the capital restructuring are set out in paragraph 4 of "Part XIV — Additional Information".

7 Risk Factors

For a discussion of factors that prospective investors should consider, along with the other information contained in these Listing Particulars prior to investing in the Ordinary Shares, please see "Part I — Risk Factors — Global Offer Related Risks".

8 Use of Proceeds

The net proceeds to be received by the Company from the issue of the New Ordinary Shares by it in the Global Offer (assuming an Offer Price in the mid-point of the Price Range) are estimated to be approximately £52.1 million (or US$99.3 million) after deduction of the estimated underwriting commissions and other fees and expenses payable by the Company. The Company will not receive any of the net proceeds from the sale of the Existing Ordinary Shares in the Global Offer.

All the net proceeds received by the Company will be used for repayment of a portion of the debt outstanding under the facilities with Wells Fargo Foothill and DB Zwirn (including prepayment fees). The Company is expected to have a net cash balance following the Global Offer and a portion of this balance will be used to extinguish the remaining debt outstanding. The remaining balance will be used to pursue certain acquisition and expansion opportunities that may arise in the future in accordance with Micro Focus' strategy as described in "Part II — Business of Micro Focus", subject to receipt of any relevant shareholder approvals, and general corporate purposes. Until the Company uses the proceeds of the Global Offer, it will invest any surplus proceeds in short-term, interest bearing, investment grade securities or the surplus proceeds will be held on deposit.

9 Lock-up Arrangements

The Company will, during the period beginning on the date hereof and continuing to and including the date 360 days after the date of Admission, undertake to the Underwriters not to (and to procure that no member of the Group will) issue, offer, pledge, sell, issue or grant options, rights or warrants in respect of, contract to issue, pledge or sell, or otherwise dispose of, directly or indirectly, other than pursuant to the Global Offer, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof and in each case fairly disclosed in these Listing Particulars) or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

Each Selling Shareholder will not, save for the acceptance of a general offer for the Ordinary Shares made in accordance with the City Code and the provision of an irrevocable undertaking to accept such an offer, during the period beginning on the date hereof and continuing to and including the date of the publication of the six month accounts of the Company for the period ending 31 October 2005, offer, pledge, sell, contract to sell or pledge, issue options, rights or warrants in respect of or otherwise dispose of, directly or indirectly, other than pursuant to the Global Offer and the Over-allotment Option, if exercised, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof and in each case fairly disclosed in these Listing Particulars), or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

The Executive Directors and certain of the senior managers will undertake to the Joint Global Co-ordinators not to, save for the acceptance of a general offer for the Ordinary Shares made in accordance with the City Code and the provision of an irrevocable undertaking to accept such an offer, during the period beginning on the date hereof and continuing to and including the date 12 months after the date of

Admission, offer, sell, pledge, contract to sell or pledge, issue options, rights or warrants in respect of or otherwise dispose of, directly or indirectly, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities or the exercise of options outstanding as of the date hereof and in each case fairly disclosed in these Listing Particulars), or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

As a result of the arrangements described above (assuming an Offer Price at the mid-point of the Price Range, and that the Over-allotment Option is not exercised), immediately following Admission, approximately 69.4 per cent. of the issued Ordinary Share capital of the Company is expected to be subject to these orderly marketing arrangements.

Part I:
Risk Factors

Prospective investors in the Ordinary Shares should carefully consider the risks described below and other information in these Listing Particulars before subscribing for any Ordinary Shares. Any of the risks described below could have a material adverse impact on Micro Focus' business prospects, financial condition and results of operations and could therefore have a negative effect on the trading price of the Ordinary Shares and affect an investment in Micro Focus' Ordinary Shares. Some of the following factors relate principally to Micro Focus' business and the sector in which it operates. Other factors relate principally to an investment in the Ordinary Shares. The risks and uncertainties described below are not intended to be exhaustive and should be read in conjunction with the rest of this document. Additional risks and uncertainties not presently known to Micro Focus, or that it currently deems immaterial, may also have an adverse effect on its business, financial condition and results of operations and could therefore have a negative effect on the trading price of the Ordinary Shares and affect an investment in Micro Focus' Ordinary Shares.

Business and Industry Risks

The Company's management may be unable to manage rapid growth effectively which may result in increased costs, lost market opportunities and damage to Micro Focus' reputation.

Micro Focus expects to continue growing its business rapidly, the effect of which will be to place significant additional strain on its senior management team and its financial and other resources. Rapid expansion is difficult to maintain and may expose Micro Focus to increased competitive pressures, greater product-related costs, operational costs and support costs. The Company's ability to manage rapid growth effectively will require it to continue to improve its operations, including software development and sales, to continue to improve its operational, financial and management systems and to hire, train, motivate and manage new and existing employees. Difficulties in effectively managing this growth could have a material adverse effect on Micro Focus' business prospects, financial condition and results of operations.

The markets in which Micro Focus operates are intensely competitive and Micro Focus may not be able to compete effectively.

The markets in which Micro Focus operates are intensely competitive and are characterised by rapid technological change, evolving industry standards and coalescence around specific technologies and vendors. Micro Focus faces competition from a number of sources in the market for its Leverage & Extend and Lift & Shift solutions. For a discussion of Micro Focus' competitors, please see "Part II — Business of Micro Focus — Competition" of these Listing Particulars.

Many of Micro Focus' current and potential competitors have or may have greater brand recognition, larger customer bases or greater financial, sales and marketing, distribution, technical and other resources than Micro Focus. As a result, Micro Focus' competitors may be able to respond more quickly to market demands or to devote greater resources to the development, promotion, sale and deployment of their products than Micro Focus.

Furthermore, Micro Focus' current and potential competitors may develop and introduce new products that will be priced lower, are more technologically advanced, provide superior performance or achieve greater market penetration and acceptance than Micro Focus' products. In addition, Micro Focus' current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties, which may have the effect of reducing the ability of Micro Focus to promote and sell its products successfully. Accordingly, it is possible that new competitors or alliances among competitors could emerge and potentially rapidly acquire market share, which may harm Micro Focus' existing business and growth prospects.

Micro Focus depends on third parties to generate licence and maintenance fees.

Micro Focus depends on package application providers, systems integrators and resellers to generate a substantial portion of its turnover. For the nine months ended 31 January 2005, sales through these channels represented 27.4 per cent. of Micro Focus' total turnover. Micro Focus' sales and distribution strategy relies heavily on the ability of systems integrators and packaged application providers to develop their respective customer bases and incorporate Micro Focus' software technology into the software and services each offers to its customers. In addition, Micro Focus relies on resellers to sell, distribute and support its software products in territories where it does not have a physical presence. As a result of this strategy, Micro Focus does not maintain a large sales staff and would need to make substantial investments in building such a capability if its sales and marketing strategy were to change in the future. Furthermore, to the extent that systems integrators, packaged application providers or resellers renegotiate existing contractual arrangements, use a competitor's technology or are unable to attract additional customers, maintain existing customer relationships, market their own or Micro Focus' solutions effectively or successfully offer, implement or support such solutions, such events could materially adversely affect Micro Focus' business, results of operations, financial condition and growth prospects.

Customers may not accept or purchase Micro Focus' Lift & Shift solutions at sufficient rates to enable Micro Focus to achieve its anticipated growth.

Historically, revenue attributable to Lift & Shift projects has represented a small percentage of Micro Focus' total turnover. However, Micro Focus' future growth depends, in part, on an increase in the demand for Lift & Shift solutions. The market for Lift & Shift projects is developing and it is uncertain whether Lift & Shift technologies will achieve and sustain high levels of market acceptance. Micro Focus believes that growth in the demand for Lift & Shift projects is subject to uncertainty and largely depends on a number of factors, including: (i) the acceptance of contemporary platforms as robust and reliable alternatives to mainframe platforms; (ii) the continued higher cost of operating a mainframe; and (iii) the successful development and implementation of mainframe migrations. Many of these factors are beyond the control of Micro Focus, and it cannot give any assurance that customers will engage in Lift & Shift activities at all or in sufficient quantities to permit Micro Focus to establish a market presence sufficient to support its anticipated growth. If the Lift & Shift market does not grow sufficiently or Micro Focus cannot capitalise on a sufficient number of Lift & Shift opportunities, it may negatively impact Micro Focus' business prospects, competitive position, financial condition and results of operations.

Micro Focus' reputation could be harmed by improper implementation of its Leverage & Extend or Lift & Shift solutions.

Micro Focus depends on packaged application providers and systems integrators to implement its Leverage & Extend and Lift & Shift solutions, respectively. To the extent that a legacy development and deployment project is poorly implemented by one of these third parties or does not otherwise meet a customer's expectations, whether or not the problem is in fact attributable to Micro Focus, the reputation and business prospects of Micro Focus could be harmed.

Micro Focus is exposed to volatility in its financial condition and results of operations due to fluctuations in currency exchange rates.

As Micro Focus operates in several countries, it is exposed to foreign currency rate fluctuations. Micro Focus presents its historical financial results in US dollars. However, it has significant businesses in the United Kingdom, Europe and Japan, which generate turnover in currencies other than its reporting currency, the US dollar. For the nine months ended 31 January 2005, 48.9 per cent. of Micro Focus' turnover was generated in currencies other than US dollars. Micro Focus is exposed to currency transaction risks when its local businesses enter into transactions using a currency other than their functional currency. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. Although Micro Focus does not currently do so, in the future, it may enter into transactions to hedge a portion of these currency exposures. However, hedging

transactions may not be available at a reasonable cost or may not be successful in reducing these exposures. Any losses incurred in connection with any hedging transactions would adversely affect Micro Focus' operating results.

In addition, fluctuations in the exchange rate between the pound sterling, euro, yen and other currencies in which Micro Focus transacts certain aspects of its business relative to the US dollar may cause fluctuations in reported financial information that are not necessarily related to Micro Focus' results of operations. As a result, comparability of Micro Focus' performance between financial periods has been, and will continue to be, significantly affected.

Micro Focus depends on its senior management team, development and product management personnel and other key personnel.

Micro Focus believes its future success depends upon its ability to retain senior management, software development and product management personnel and other key personnel who represent significant assets to the business and provide expertise and experience critical to the implementation of its strategy, as well as upon its ability to attract and retain other skilled managerial, product management, sales and marketing personnel. Competition for qualified personnel in Micro Focus' industry is intense and the number of people with appropriate skills and experience is limited. In particular, Micro Focus has, in the past, experienced some difficulty in recruiting suitable staff for its direct sales team in North America, which resulted in missed sales targets. While Micro Focus has recently hired new leadership for its North America direct sales team, Micro Focus cannot be sure that it will be able to retain this new staff in North America, in particular, or that it will be able to attract and retain adequately skilled personnel, in general, in the future. A significant number of Micro Focus' employees and each member of senior management are employed on terms that allow termination on short notice. The loss of key senior management, development and product management or other key personnel by Micro Focus or its inability to attract or retain qualified personnel could delay the development and introduction of innovative software products and negatively impact its ability to successfully compete in its industry, which, in turn, may have a negative effect on its business, financial condition or results of operations.

In addition, it is common in the software industry for employees to enter into non-compete and confidentiality agreements with their employers. To the extent that Micro Focus hires employees who are subject to such restrictions, Micro Focus or the employees it hires may be subject to claims related to such prior agreements.

The tax treatment of the Group is, among other things, dependent on the past legal structure of the Group being respected by the tax authorities in the various jurisdictions in which the Group conducts its business.

The Group has historically sought to structure its affairs in a tax efficient manner. The Company has been incorporated in the Cayman Islands and, prior to Admission, the Company is changing its legal structure to align its corporate structure and tax strategy to that which would be expected of a major UK listed group, managed from the United Kingdom, with significant operations in the major trading nations.

Although the Company believes adequate provisions have been made in the UK GAAP accounts for tax liabilities which may arise if its past legal structure is viewed in an unfavourable light by the various taxing jurisdictions from where the Group conducts its business, Micro Focus' financial condition and results of operations would be adversely affected should actual tax liabilities exceed such provisions.

Micro Focus may not be able to effectively predict or react to rapid technological change, and it may be required to incur significant costs in order to update or upgrade its technology.

The market for Micro Focus' solutions is characterised by rapid technological change, extensive development initiatives, changes in customer requirements, evolving industry standards and the introduction of new software solutions. As a result, Micro Focus expects to continue to make a significant investment in technology and product development; however, Micro Focus may not be able to develop and introduce new products or enhancements to its existing products in a cost-effective and

timely manner. In addition, products or technologies developed by others may adversely affect Micro Focus' competitive position or render its software or technologies non-competitive or obsolete, in which case Micro Focus may be required to incur significant costs in order to update or upgrade its technologies.

Micro Focus' software technology is complex, and its products may require modifications to resolve undetected errors, which could lead to an increase in its costs and a loss of customers.

Micro Focus' software technology is complex, and accordingly, it may contain undetected errors when first introduced or as upgrades and newer versions are released. In addition, Micro Focus' software is often embedded in, or deployed in conjunction with, the products of its customers (including those of packaged application providers and systems integrators). As a result, when problems occur it may be difficult to identify the source of the problem. These problems may cause Micro Focus to incur significant technology and product development costs, warranty and repair costs and liability as a result of claims against Micro Focus or its customers, divert the attention of its software development and product management personnel and cause significant customer relationship problems or loss of customers, all of which would harm Micro Focus' business. Accordingly, Micro Focus may need to invest significant financial, management and other resources to respond to these problems. Moreover, Micro Focus has agreed to indemnify its customers in some circumstances against claims that its products infringe upon another party's intellectual property rights, and such a claim, if successful, against this indemnification could require it to make significant payments.

Micro Focus has committed to building development tools based on Microsoft Visual Studio and may be required to make significant expenditures or incur substantial costs if Microsoft does not continue to make its technology available or provide adequate support for it.

Micro Focus has built its principal software development tools around Microsoft's Visual Studio technology and, as a result, to the extent Microsoft fails to continue to develop or support such technology, limits the permissible use of the technology by Micro Focus or significantly increases the price of using the technology by Micro Focus, Micro Focus will need to find an alternative development environment, created either by another third party or internally. In order to do so, Micro Focus may make significant expenditures and incur substantial costs associated with redesigning, testing and distributing the new product, either of which could negatively impact its financial condition and results of operations.

Micro Focus may require additional capital to support its growth, and this capital might not be available.

Micro Focus intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to develop new technologies, penetrate new markets or acquire complementary businesses and technologies. Although Micro Focus, in its opinion, believes that the Group has sufficient working capital, taking into account existing financing arrangements and its anticipated net proceeds from the Global Offer (assuming the Offer Price is set at the minimum of the Price Range), for its present requirements, that is at least for the next 12 months from the date of these Listing Particulars, Micro Focus may need to engage in equity or debt financings to secure additional funds following that 12 month period. If Micro Focus raises additional funds through further issuances of equity or convertible debt securities, Micro Focus' existing shareholders could suffer significant dilution, and any new equity securities it issues could have rights, preferences and privileges superior to those of existing holders of its Ordinary Shares, including the Ordinary Shares sold in the Global Offer. Any debt financing secured by the Company in the future could involve restrictive covenants relating to its ability to raise capital, as well as other financial and operational matters, which may make it more difficult for Micro Focus to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, Micro Focus may not be able to obtain additional debt financing on terms favourable to it, if at all. If the Company is unable to obtain adequate debt financing or debt financing on terms satisfactory to it, Micro Focus' ability to continue to grow its business and respond to business challenges could be significantly impaired.

Micro Focus' operating results may fluctuate and be difficult to predict, and if it fails to meet the expectations of securities analysts or investors, the market price of its shares may decline significantly.

Micro Focus' quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside its control. These factors include:

- the level of expenditure committed to legacy development and deployment by information technology organisations;
- the degree to which organisations adopt web-enabled services;
- the rate at which organisations migrate applications from the mainframe;
- the degree of competition faced by Micro Focus;
- foreign currency exchange rate movements;
- growth in the information technology services market, general economic and business conditions, particularly in Europe and the United States;
- changes in technology and competition; and
- the Company's ability to attract and retain personnel.

Since Micro Focus' operating results may fluctuate and be difficult to predict, its management believes that quarter-to-quarter comparisons of Micro Focus' operating results do not necessarily provide a good indication of Micro Focus' future performance. Moreover, if Micro Focus' operating results fall below the expectations of securities analysts or investors, the trading price of Micro Focus' Ordinary Shares may decline rapidly and significantly.

Micro Focus depends on its intellectual property and its rights to such intellectual property may be challenged or infringed by others or otherwise prove insufficient to protect its business.

Micro Focus relies on trade secret, trade mark and copyright law to protect its intellectual property. Failure to protect, maintain and enforce its existing intellectual property or pursue registrations for new rights may result in the loss of Micro Focus' exclusive right to use technologies which are included in its software products or are otherwise used in its business. Most of Micro Focus' intellectual property is not covered by a patent or patent application and includes trade secrets and other know-how that is not considered patentable. In addition, some of the Company's intellectual property includes technologies and processes that may be similar to the technologies and processes of third parties that are protected by patent, copyright or trade secret law. If Micro Focus does not adequately protect its right to use its technologies, it may have to pay others for rights to use their intellectual property, pay damages or an accounting of profits for infringement or misappropriation or be enjoined from using such intellectual property. In common with other companies in the software industry, Micro Focus uses open source software in some of its products. There is uncertainty about the legal effect of some open source software licences. By using open source software, Micro Focus may become obliged to disclose parts of its source code, or may unknowingly be infringing the intellectual property rights of a third party. Micro Focus takes steps consistent with industry practice to minimise these risks. Micro Focus does not know whether it would be able to obtain licences to use the third-party intellectual property rights on acceptable terms, or at all. Micro Focus' position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular intellectual property right. Effective protection for Micro Focus' software may be unavailable or limited or not applied for in countries in which Micro Focus operates.

Micro Focus also seeks to protect its proprietary information and trade secrets that may not be patented or patentable and to secure its rights to inventions by confidentiality agreements and, if applicable, inventors' rights agreements with its customers, partners and employees. These agreements may be breached and Micro Focus may not have adequate remedies for any breach.

Competitors may independently develop technologies that are equivalent or superior to Micro Focus' products without infringing Micro Focus' intellectual property rights.

Micro Focus could become subject to litigation in which it is alleged that it has infringed the intellectual property rights of others or Micro Focus could commence litigation against others whom it believes are infringing upon its rights. Micro Focus' involvement in intellectual property litigation could result in significant expense to it and could adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of its technical and management personnel, whether or not the litigation is resolved in Micro Focus' favour.

In addition, pursuant to the financing arrangements currently in place with Wells Fargo Foothill and DB Zwirn, Micro Focus has granted Wells Fargo Foothill and DB Zwirn a security interest in substantially all of Micro Focus' assets, including its intellectual property. Micro Focus anticipates using the proceeds of the Offering and available cash balances to repay the amounts owed to Wells Fargo Foothill and DB Zwirn. However, if Micro Focus does not repay all amounts outstanding and if it were to default under the loan prior to repayment, it may lose its right to the intellectual property and that would have a material adverse impact upon its business prospects, results of operations and financial condition.

Micro Focus' intellectual property indemnification practices may adversely impact its business.

Micro Focus indemnifies its customers, including systems integrators and packaged application providers, for certain costs and damages of patent or other intellectual property infringement in circumstances where a Micro Focus product is a factor in creating the infringement exposure. These arrangements expose Micro Focus to the risk that it will be involved in significant indemnification claims by its customers. If indemnification claims are made, they may have a material adverse effect on Micro Focus' business, as well as its operating results and financial condition.

Micro Focus sells and distributes its software products around the globe and, as a result, is subject to associated risks and uncertainties.

Micro Focus sells its software products, directly or indirectly, around the world and for the nine months ended 31 January 2005, derived 86.1 per cent. of its turnover from sales outside the United Kingdom. As a result, Micro Focus' business is subject to various risks inherent in international operations, including (but not limited to) intellectual property laws, legal uncertainty regarding liability, tariffs and other trade barriers, foreign currency exchange risk, difficulties in staffing and managing foreign offices (including those experienced by its resellers), different payment cycles, different local accounting practices, problems in collecting accounts receivable, political instability and potentially differing tax laws and practice. Any of the foregoing could adversely affect the financial condition, results of operations or business strategy of Micro Focus.

Micro Focus may engage in acquisitions and be unable to integrate the acquired companies into its existing operations successfully.

Micro Focus expects to continue to examine strategic opportunities to acquire businesses with technologies that enhance, complement or expand its product offering and, hence, its customer base. Although Micro Focus believes that any acquisition will be incremental in nature and is unlikely to be transformational to its business, integrating any acquired business involves a number of risks, including possible adverse effects on Micro Focus' operating results, diversion of management's attention, failure to retain key personnel, and risks associated with unanticipated events or liabilities or difficulties in the integration of operations, including information technology systems. In addition, Micro Focus may be unable to realise any anticipated cost, technology development or product synergies with the acquired business. Furthermore, there is a risk that Micro Focus may not be able to engage in acquisitions or business combinations on acceptable terms or at all. Any failure by Micro Focus to integrate future acquisitions could have a material adverse effect on its business, results of operations or financial condition.

Micro Focus' long-term debt arrangements contain restrictive covenants which may negatively impact its ability to operate and grow its business.

The long-term debt agreements with Wells Fargo Foothill and DB Zwirn contain covenants of the Company and its subsidiaries imposing certain performance-related, financial and other limitations on Micro Focus and creating a security interest in favour of the lenders in substantially all of Micro Focus' assets, including its intellectual property such as the source code. Micro Focus' ability to meet the financial ratios and tests and comply with restrictive covenants contained in its current or future debt agreements may be affected by events outside of its control, including a prolonged economic or market downturn or further retrenchment of information technology budgets. In the event of a default under any of its financing arrangements, Wells Fargo Foothill or DB Zwirn could terminate their commitments to lend or accelerate the repayment of debt and declare all amounts borrowed due and payable, exercise the call on guarantees provided by relevant companies within the Group and liquidate the assets in which they have security to the extent that proceeds from those assets would be used to repay any amounts outstanding. If any of these events occur, there can be no assurance that Micro Focus' assets would be sufficient to repay in full all of its indebtedness or that it would be able to find alternative financing to enable it to continue operations. Even if Micro Focus could obtain alternative financing, there can be no assurance that it would be on terms that are favourable or acceptable to it.

Significant Shareholder Risks

Minority shareholders may have difficulty affecting the outcome of shareholder votes.

Following the Global Offer and assuming the Offer Price at the mid-point of the Price Range, Golden Gate will own 60.4 per cent. of the Company's outstanding Ordinary Shares, or 56.6 per cent. if the Underwriters exercise the Over-allotment Option in full. As a result, after this offering, Golden Gate will be able to exercise a significant degree of influence over a number of matters to be considered by the Company's shareholders, including:

- the election of Directors and the appointment of senior management;
- substantial mergers or other business combinations;
- the acquisition or disposition of substantial assets;
- the issuance of Ordinary Shares or other equity securities; and
- the payment of any dividends on the Ordinary Shares.

Although Golden Gate and Micro Focus have entered into a relationship agreement to ensure that, after Admission, Micro Focus operates as an independent company (as more particularly described in paragraph 5 of "Part III — Management and Significant Shareholder" and paragraph 13.3 of "Part XIV — Additional Information"), Golden Gate may have the ability to prevent or cause a change in control, and could take other actions that may not be favourable to Micro Focus or to other shareholders.

Golden Gate's interests may conflict with those of Micro Focus.

Golden Gate (or funds managed or advised by affiliates of Golden Gate) have made and may make, individually or together, acquisitions of, or investments in, other software and technology businesses that may be, or may become, competitors of the Company. In addition, funds managed or advised by affiliates of Golden Gate may be in direct competition with Micro Focus on potential acquisitions of, or investments in, certain businesses.

Future sales, or the possibility of future sales, of Ordinary Shares by Golden Gate could depress the market price of the Ordinary Shares.

Immediately following Admission, Golden Gate will remain a significant shareholder of the Company. Golden Gate is not subject to any contractual obligation to maintain its ownership position in the

Ordinary Shares, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any Ordinary Shares for a period beginning on the date of this document and continuing to and including the date of the publication of the six month accounts of the Company for the period ending 31 October 2005, without the prior written consent of the Joint Global Co-ordinators. Consequently, Golden Gate may sell all or only a part of the Ordinary Shares that it owns. Sales or offers for sale by Golden Gate of a substantial number of Ordinary Shares, or an expectation that it may undertake such a sale, could adversely affect prevailing market prices for the Ordinary Shares.

Global Offer Related Risks

If an active trading market for the Ordinary Shares does not develop, the price of the Ordinary Shares may suffer and may decline below the Offer Price.

Prior to the Global Offer, there has been no market for the Ordinary Shares. Although Micro Focus has applied to have the Ordinary Shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, and it is expected that these applications will be approved, Micro Focus can give no assurance that an active or liquid trading market will develop or, if developed, be sustained following the Global Offer. If an active trading market is not developed or maintained, the liquidity and trading price of the Ordinary Shares could be adversely affected.

In addition, the Offer Price may not be indicative of prices that will prevail in the market and investors may not be able to resell their Ordinary Shares at or above the Offer Price. The Offer Price will be determined by the Joint Global Co-ordinators following consultation with the Company, Golden Gate and Parallax Capital and may bear no relationship to the price at which the Ordinary Shares will trade after Admission.

The securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Ordinary Shares.

The market price for the Ordinary Shares may be volatile.

The market price of Ordinary Shares sold in an initial public offering is frequently subject to volatility for a period of time following the Global Offer. The market price of the Ordinary Shares could be subject to significant fluctuations due to a variety of factors, including, among other things, actual or anticipated fluctuations in the Company's operating performance, announcements of product developments by existing and future competitors, regulatory changes, changes in financial estimates by securities analysts, changes in the Company's key personnel or potential litigation. Prospective investors should be aware that they may not be able to resell any Ordinary Shares purchased at or above the Offer Price.

Shareholders will experience immediate and substantial dilution in the net tangible book value of the Ordinary Shares purchased in the Global Offer.

The initial public offering price of the Ordinary Shares is substantially higher than the book value per share of the Ordinary Shares after the Global Offer. Therefore, if a shareholder purchases Ordinary Shares in the Global Offer, assuming the Offer Price is the mid-point of the Price Range, the shareholder will suffer immediate and substantial dilution of 44 pence per Ordinary Share (assuming the Underwriters do not exercise their Over-allotment Option). If the Underwriters exercise their Over-allotment Option, or if outstanding options and warrants to purchase Ordinary Shares are exercised, shareholders will experience additional dilution.

The Company cannot assure investors that it will make dividend payments in the future.

The Company's dividend payments to shareholders will depend upon a number of factors, including its results of operations and financial condition, contractual restrictions and other factors considered relevant by the Board of Directors. In addition, under English law, any payment of dividends would be subject to the Companies Act, which requires that all dividends be recommended by the Board of

Directors and approved by the shareholders. Moreover, under English law, Micro Focus may pay dividends on its Ordinary Shares only out of profits available for distribution determined in accordance with the Companies Act. Although Micro Focus' management intends to continue paying dividends to shareholders following the Global Offer, there is no assurance that Micro Focus will declare and pay, or have the ability to declare and pay, any dividends on the Ordinary Shares in the future.

US Shareholders may not be able to participate in future equity offerings.

Micro Focus' constitutional documents provide for pre-emptive rights to be granted to its existing shareholders, unless such rights are disapplied by shareholder resolution; however, US shareholders may not be entitled to exercise these rights unless the rights and Ordinary Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. Micro Focus cannot at this point predict whether it would seek such registration and intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with registration or qualifying for an exemption, as well as the indirect benefits to Micro Focus of enabling US shareholders to exercise rights and any other factors it considers appropriate at the time, prior to making a decision whether to file a registration statement with the SEC or utilise an exemption from the registration requirements of the Securities Act.

The rights of US shareholders will be governed by English law, which significantly limits the ability to obtain and enforce judgments against the Company.

The Company is a public limited company incorporated under English law. Some of the Directors are not residents of the United States and a substantial portion of the assets of Micro Focus and such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or the Directors or to enforce judgments against them in US courts, including those predicated upon the civil liability provisions of the securities laws of the United States or any State or territory within the United States. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England.

Part II:
Business of Micro Focus

The following description of the business of Micro Focus should be read in conjunction with "Part I — Risk Factors", "Part VI — Accountants' Reports under UK GAAP" and "Part VII — Accountants' Report under IFRS", including the notes related thereto, and "Part V — Operating and Financial Review and Prospects" included elsewhere in these Listing Particulars. The Operating Group's financial information set out below in this Part II has been extracted without material adjustment from the Accountants' Report under UK GAAP with respect to the historical consolidated financial information for the Operating Group for the nine months ended and as at 30 April 2002, the financial years ended and as at 30 April 2003 and 2004 and the nine month periods ended and as at 31 January 2004 and 2005. Prospective investors should read the whole document and not just rely on the description set out below.

Overview

Micro Focus is a leading provider of legacy development and deployment software with nearly 30 years of expertise and well in excess of one million licensed users. Micro Focus' software is used by over 70 companies within the 2004 Fortune "Global 100". Micro Focus' innovative software enables its customers to continue to use and extract value from investments in existing information technology infrastructure (i.e., "legacy" assets), including people and processes. By exploiting the latest technologies and leveraging the strength of its partners worldwide, Micro Focus' software enable its customers to improve the productivity of application developers, take advantage of web services and migrate existing applications from older platforms, such as the mainframe, to contemporary platforms, such as Windows. As a result, Micro Focus' customers are able to reduce the cost of their information technology operations and improve the flexibility of their businesses, while managing the risks associated with legacy development and deployment.

Micro Focus markets two solutions that allow its customers to unlock the value of their legacy assets — Leverage & Extend and Lift & Shift. Micro Focus' core Leverage & Extend solution is designed to increase the productivity of application developers by permitting those developers to use a Windows-based environment to efficiently manage and automate large, complex tasks. By using the internet and contemporary architectures, this solution also allows Micro Focus' customers to provide new internal and external user communities with access to critical legacy applications and services residing on older platforms. Micro Focus' more recent Lift & Shift solution allows organisations to migrate legacy applications by providing a mainframe compatible environment on Windows, UNIX and Linux.

The Leverage & Extend and Lift & Shift solutions can be implemented across a broad range of technologies and, as they are complementary, may be implemented individually or in combination with each other. Micro Focus' solutions enable organisations to extract value from core legacy assets in a way that is evolutionary (as opposed to wholesale replacement), cost-effective and proven.

Micro Focus targets three main types of customers:

- *Direct customers*, such as Mellon Financial Corporation and Wachovia Bank, NA, pay software licence and maintenance fees directly to Micro Focus and use Micro Focus' software to maintain and operate core legacy business applications on contemporary platforms.

- *Indirect customers* purchase Micro Focus' software and pay software licence and maintenance fees through packaged application providers or systems integrators. Packaged application providers, such as Lawson and MISYS, embed Micro Focus' software within their packaged applications enabling those applications to be delivered across a broad range of contemporary platforms and architectures. Systems integrators, such as Accenture, CSC and EDS, use Micro Focus' software to design and implement large, complex legacy development and deployment projects and to provide the technological foundation for the ongoing use of those applications once the modernisation project is complete.

- *Resellers* sell Micro Focus' products in geographic areas where Micro Focus does not have a physical presence.

In addition, Micro Focus works with a variety of partners, including systems integrators, platform providers, resellers and other technology companies, to expand its product development, marketing, sales and customer support capabilities. For example, in April 2004, Micro Focus teamed with Microsoft to create the MMA to expand market awareness of mainframe migration.

Underlying Micro Focus' ability to deliver complementary and comprehensive legacy development and deployment solutions is its commitment to remain at the forefront of technology and product development. Micro Focus has made a significant investment in developing the technologies that support its Leverage & Extend and Lift & Shift solutions and is dedicated to building upon its existing expertise to ensure that its software integrates the latest technologies and is capable of being implemented across a wide array of current and developing platforms and architectures. Ultimately, Micro Focus believes that its comprehensive understanding of legacy technologies, combined with its commitment to software innovation, gives it a distinctive position in the legacy development and deployment market.

Micro Focus is a global company that, as at 31 January 2005, employed 493 people worldwide, with principal offices in the United Kingdom and United States. For the nine months ended 31 January 2004, compared with the nine months ended 31 January 2005, Micro Focus' turnover increased by 20.4 per cent., from US$91.7 million to US$110.5 million, with Adjusted EBITDA for the same periods increasing by 58.0 per cent., from US$23.1 million to US$36.4 million. In addition, comparing the same periods, Micro Focus' operating profit increased by 70.1 per cent., from US$16.7 million to US$28.4 million.

History

The Micro Focus business traces its origins back to 1976. Micro Focus Group plc, founded in 1983, had its ordinary shares listed on the London Stock Exchange and American Depositary Receipts quoted on NASDAQ. In 1998, Micro Focus Group plc purchased Intersolv, Inc., a US company, in a share-for-share exchange offer. The combined entity was named MERANT, which maintained a listing on the London Stock Exchange and quotation on NASDAQ until such time as it was acquired by Serena Software Inc. in 2004. In August 2001, following a strategic decision by MERANT to refocus its business, MERANT sold the operations that form the current Company to a newly formed and independent company owned by Golden Gate. Since that sale, Micro Focus has refocused its business on its core competency of legacy development and deployment.

As of the date of these Listing Particulars and prior to any sale of Ordinary Shares in the Global Offer, Golden Gate holds approximately 82 per cent. of Micro Focus' share capital, Parallax Capital holds approximately 8 per cent. and Micro Focus employees hold the remainder.

Legacy Development and Deployment: Industry Overview and Trends

The investment in legacy assets is vast

Since the introduction of the IBM mainframe in the mid-1960s, organisations around the world have invested vast amounts of time and money in building information technology infrastructures that support their operations. The Effective IT Report 2004, published by Infoconomy Limited, cites research indicating that the world's top 2,000 companies together owned mainframe and other host-based applications worth about US$1 trillion. In addition, according to an April 2003 report by the Aberdeen Group, in spite of continuous improvements in hardware and software, nearly 70 per cent. of enterprise business operations were supported by legacy applications at that time. Micro Focus believes the number of legacy applications has grown over the intervening years.

Legacy systems are at the core of information technology infrastructure

Over the years, technology has changed radically with substantial developments from mainframes to distributed and internet-enabled computing and from programming languages such as Assembler, COBOL and PL/I to C, C++ and Java. However, despite the emergence of these newer technologies, a very significant portion of the world's information technology infrastructure is still based on legacy technologies and applications such as the mainframe. For example, management believes that in April 2005 the active installed base of IBM mainframes was approximately 16,000 units. In addition, the Gartner Group estimates that there will be approximately 5,000 total new mainframe unit shipments in 2005. According to the April 2003 Aberdeen Group report, many of the enterprise business operations

supported by legacy applications are based on COBOL code. In March 2002, Forrester Research, Inc. estimated in "Market Overview: Web-To-Host Tools — A Crowded Market, But Compelling Technology" that the number of lines of COBOL produced will exceed 200 billion this decade, and according to an estimate in the February 2005 Database & Network Journal, COBOL applications process 85 per cent. of all computer transactions.

Organisations are seeking to unlock the value of legacy assets

Many companies today face the tension of increasing competitive differentiation and developing new business initiatives, while at the same time focusing on aggressively reducing costs and minimising risk. To address these conflicting business pressures, many organisations are looking to maximise their existing and substantial investment in legacy technology assets. Traditionally, these legacy technology assets have been difficult to integrate with one another or with other technologies, contain proprietary business logic and data and lack the flexibility needed to adapt to changing business requirements. In addition, their maintenance has represented a significant fixed cost, which the Aberdeen Group estimated in its 2003 report can consume as much as 80 per cent. of an organisation's software budget. However, given the current business environment and the continued improvements in price-performance of contemporary platforms, technical advances such as security, flexibility and scalability and the emergence of enabling technologies such as web services and service-oriented architectures, many organisations are now looking to unlock the value of their legacy investments across nearly all platforms and architectures.

Organisations looking to unlock the value of their legacy investments typically have the following alternatives:

- improve the development environment on their current platforms by increasing the productivity of application developers and lowering development costs;

- extend the critical legacy applications and services on current platforms to new internal and external user communities by using the Internet and contemporary architectures;

- move legacy applications from current platforms, such as the mainframe, to lower-cost, more open and flexible contemporary platforms, such as Windows; or

- "rip and replace" legacy applications.

Market size

Micro Focus' management believes that the market for application development and deployment is substantial and growing. According to an IDC October 2004 report, the market for application development software was worth approximately US$5.6 billion as measured in software revenue in 2003 and is expected to grow to approximately US$7.7 billion in 2008, representing a compound annual growth rate of 6.8 per cent. Within that market, the markets for application development software on Windows, UNIX and Linux platforms are growing at rates of 9.8 per cent., 3.6 per cent. and 52.0 per cent., respectively.

In addition, according to IDC, the market for application deployment software was worth approximately US$7.0 billion in 2003 and is expected to grow to approximately US$8.7 billion in 2008, representing a compound annual growth rate of 4.3 per cent. Within that market, the markets for application deployment software on Windows, UNIX and Linux platforms are growing at rates of 11.0 per cent., -0.6 per cent. and 34.0 per cent., respectively.

There is also a related trend toward these and other technologies supporting Web services. According to an April 2004 report, IDC expects the development, deployment and information access software sub-market within the worldwide web services software market to grow from US$616 million in 2003 to US$3.6 billion in 2008, representing a compound annual growth rate of 42.4 per cent.

For further information on the IDC reports referenced in this section, please refer to "Market Growth and Industry Data" on page 3 of these Listing Particulars.

portfolio. Micro Focus' strategy is to increase the coverage of its technologies and products in conjunction with its partners to remain at the forefront of the legacy development and deployment market.

- *Selectively Pursuing Technology-Based Acquisitions.* In order to take full advantage of the growing importance of the mainframe migration market, as well as to ensure that Micro Focus' technologies cover the necessary breadth of both legacy and contemporary architectures, platforms and applications, Micro Focus will continue to examine strategic opportunities to acquire businesses with technologies that enhance, complement or expand its product offering and, hence, its customer base and market opportunity. Micro Focus believes that any acquisition will be incremental in nature and is unlikely to be transformational to its business.

Unlocking the Value of Legacy

Micro Focus offers two complementary solutions that enable its customers to extract further value from their legacy assets — "Leverage & Extend" and "Lift & Shift".

Leverage & Extend
The Leverage & Extend solution has traditionally been Micro Focus' core offering, particularly to those organisations with a significant investment in legacy information technology and a strategic commitment to their existing platform (generally a mainframe), such as large financial institutions, insurance companies and governmental organisations. The Leverage & Extend solution enables these organisations to use a high-performance, Windows-based environment to develop and maintain applications currently residing on the organisation's strategic platform and extend those applications to new internal and external user communities using service-oriented architectures and web services frameworks.

The software which supports Leverage & Extend initiatives is either sold by Micro Focus to direct customers or indirectly through packaged application providers or resellers.

Leverage
Micro Focus' software significantly increases the productivity of application developers by permitting them to use a Windows-based environment to efficiently manage and automate large, complex programming tasks. Unlike traditional development tools, Micro Focus' unified Windows-based environment supports all aspects of application development (including code generation, analysis, extension, debugging, testing and maintenance). The combination of increasing the productivity of existing development resources and moving the development workload from legacy platforms can have a substantial impact on overall information technology costs.

For example, by using Micro Focus' development software, CGI-AMS (formerly American Management Systems), a wholly-owned US operating subsidiary of CGI Group, Inc., was able to develop, maintain and debug its business-critical mainframe applications using Windows-based personal computers, thereby enabling it to reduce its overall mainframe costs by approximately 50 per cent.

Extend
In addition to improving productivity, Micro Focus' software enables its customers to extend access to their legacy applications to new internal and external user communities using service-oriented architectures and web services frameworks, such as .NET, J2EE and XML. By doing so, Micro Focus' customers have the ability to deliver core business services residing on legacy platforms to a new and wider audience using the internet.

For example, Abbey for Intermediaries, a life assurance subsidiary of Abbey National plc, a UK financial services institution, used Micro Focus' software to allow thousands of independent financial advisers across the United Kingdom to quickly and easily access life assurance quotations residing on its mainframe using web services. As a result, the subsidiary was able to reduce costs associated with a historically time and resource intensive process, as well as improve the ability of the independent financial advisers to deliver value to their respective clients.

Leverage & Extend working together
Although the Leverage & Extend solution offers two distinct benefits to Micro Focus' customers, Micro Focus believes that the maximum value of the solution is achieved when the two capabilities are employed together. In that way, a customer can not only improve the productivity and reduce the costs of its existing resources, but can also improve the delivery of, and extract greater value from, its business services.

For example, Campus Partners used Micro Focus' software to leverage existing business logic retained in their mainframe applications and extend this to the web in the form of user-friendly web-based customer tools.

Lift & Shift
Introduced in April 2004, Micro Focus' Lift & Shift solution permits organisations to reduce their dependence on the IBM mainframe, particularly where those customers do not have a commitment to that platform. Micro Focus' Lift & Shift solution enables these organisations to migrate legacy applications from the older IBM platforms to lower-cost, more open and flexible contemporary platforms, such as Windows, UNIX or Linux. In addition, since the Lift & Shift solution uses development and deployment software that permits the re-use of existing skills and code, Micro Focus believes that migration can occur in a fraction of the time, and at a fraction of the cost and with higher success, than it would take to write new applications or to implement commercial application packages.

Examples of the Lift & Shift projects in which Micro Focus has been involved include:

- Tulane University using Micro Focus' Lift & Shift solution to enable its legacy application code residing on the mainframe to operate in a Windows environment, thereby allowing Tulane to achieve a complete return on its investment within 12 months.

- Valero Energy Corporation using Micro Focus' Lift & Shift solution to migrate a legacy application that processed up to 400,000 credit card transactions per day to a contemporary platform capable of integration with web service frameworks with no major service interruptions.

Micro Focus sells its Lift & Shift software solely through systems integrators, such as Accenture, CSC and EDS, which are responsible for the design, implementation and support of the migration. Micro Focus' software is either delivered on a stand-alone basis or is embedded within the systems integrator's own software; however, in either circumstance, Micro Focus' technology is fundamental to the migration. In addition, Micro Focus works with the Migration Transformation Consortium, or MTC, a worldwide network of over 50 technology companies, to ensure that its Lift & Shift solution can address a broad range of technologies, both legacy and contemporary.

With respect to its collaboration with systems integrators, Micro Focus has made a strategic decision to focus on: (i) continuing to develop its software in order to handle larger, more complex applications across a wider range of platforms and architectures; (ii) ensuring that its software works seamlessly with that of the systems integrator; (iii) training systems integrators to provide front-line customer support; and (iv) ensuring that systems integrators have continuing support from Micro Focus and the MTC as necessary.

Combining Leverage & Extend and Lift & Shift
Micro Focus believes that the intrinsic strength of its Leverage & Extend and Lift & Shift solutions is derived from the fact that they can be implemented across a broad range of technologies and are complementary, meaning that they can be implemented individually or in combination with each other. When used together, Micro Focus believes that its solutions can transform a customer's information technology cost base, increase the scalability of its operations and make legacy applications strategic assets.

Examples of using the two complementary solutions together include:

- ICS CompetenceCentre Bertelsmann using Micro Focus Lift & Shift technology to migrate its legacy book club application from an IBM mainframe to a Windows platform. In doing so, Bertelsmann experienced a significant increase in application performance and reduced costs by approximately

€680,000 per annum. Bertelsmann is now engaged in extending the application with Microsoft's .NET technology to improve the usability of the applications.

- Accenture using Micro Focus' development and deployment software to make its Alnova Financial Solutions product, which was written in COBOL and operated on a mainframe, capable of being delivered to small and medium-sized banking organisations using Microsoft's .NET.

Micro Focus' two complementary solutions enable organisations to extract value from core legacy assets in a way that is evolutionary, cost-effective and proven. At the same time, since both of the Leverage & Extend and Lift & Shift solutions are based on the re-use of existing skills and code, Micro Focus believes its solutions mitigate a number of key risks associated with legacy development and deployment, such as application quality and unavailability and the high failure rate of "rip and replace" alternatives.

Micro Focus Studio and Micro Focus Server Software

Micro Focus considers its development and deployment software to be part of its two principal software suites, or brand families — Micro Focus Studio and Micro Focus Server, respectively. The products comprising Micro Focus' Studio and Server are complementary and can be used as necessary to implement either Leverage & Extend or Lift & Shift solutions.

Currently, nearly all of Micro Focus' turnover is generated by the sale of software underpinning the Leverage & Extend solution; however, the Company does anticipate experiencing significant growth in Lift & Shift over the medium term. Since deployment software typically comprises a substantial majority of the software sold in the context of Lift & Shift, deployment turnover is expected to continue to grow as a proportion of total turnover.

Micro Focus Studio
The Micro Focus Studio family of products is comprised of Micro Focus' development software used to leverage and extend legacy applications in a highly productive, contemporary development environment, irrespective of the deployment architecture of the legacy application.

The Micro Focus Studio brand family includes the following software packages:

- *Micro Focus Revolve® Enterprise Edition* — a tool to help developers to analyse the impact of change and to manage large inventories of code, thereby allowing them to adapt legacy applications more quickly.

- *Micro Focus Mainframe Express™ Enterprise Edition* — a Windows-based, integrated development environment used to modernise legacy applications that are to be deployed on IBM mainframes. Micro Focus Mainframe Express™ Enterprise Edition also allows developers to extend legacy applications into IBM's WebSphere environment and other web services frameworks.

- *Micro Focus .Net Express® with .NET* — an integrated development environment based on Microsoft Visual Studio used to modernise and extend legacy applications with a Microsoft Windows platform, the .NET framework and other web services frameworks. Micro Focus Net Express with .NET can be used in conjunction with Micro Focus Server Express to deploy applications to UNIX and Linux platforms.

- *Micro Focus Server Express™* — a development environment based on UNIX and Linux used to modernise and extend legacy applications that are to be deployed on platforms such as RedHat and Novell Linux, HP-UX, IBM AIX and SUN Solaris with the J2EE environment and web services framework.

Used together, the tools that comprise the Micro Focus Studio software suite are also used to migrate legacy applications from IBM mainframes to contemporary deployment architectures.

Micro Focus Server
The Micro Focus Server family of products is comprised of Micro Focus' deployment software used by customers to integrate and deploy their legacy applications with contemporary architectures and web services frameworks, such as .NET, J2EE and XML.

The Micro Focus Server brand family includes the following software packages:

- *Micro Focus Application Server*™ — a high-performance execution environment that operates on contemporary platforms and permits the deployment of a wide range of legacy applications using service-oriented architectures and web services frameworks.

- *Micro Focus Enterprise Server*™ — a high-performance transaction processing environment that is fully compatible with IBM mainframe technology and permits the deployment of mainframe legacy applications using service-oriented architectures and web services frameworks.

Additional development and deployment tools
Micro Focus also offers additional legacy development and deployment tools, such as Micro Focus APS, Micro Focus AppMaster Builder, Micro Focus Enterprise Link, Micro Focus Object COBOL Development Suite and Micro Focus Eurosmart.

Technology and Product Development

Micro Focus develops its products in the United Kingdom and the United States, with only a small portion of the products being comprised of licensed third-party and open source components. As at 31 January 2005, 144 of Micro Focus' employees, or 29 per cent. of its work force, were employed in the development of technology and product developments and, of that number, 59 per cent. were located in the United Kingdom, with the remainder in the United States.

Micro Focus' investment in products and technology is largely driven by the needs of its customers and the determinations of a group of Micro Focus' senior management team. A general industry trend towards the adoption of service-oriented architectures and the deployment of a wide-range of applications using contemporary architectures and web service frameworks has also been a driving force behind Micro Focus' investment.

Micro Focus applies a three-step product development life cycle plan that includes planning, implementation and stabilisation phases. The planning phase involves the development, definition and design of a new product idea and includes outlining a product development schedule. In the implementation phase, Micro Focus builds the product and conducts confidence and system tests and customer trials to gain feedback. In the stabilisation phase, Micro Focus conducts full testing of the product, fixes bugs and conducts full field tests. The completion of each individual phase will differ depending on the product type and development. Product and project managers are responsible for deciding the extent to which each phase must be completed for any new product.

During the nine months ended 31 January 2005, Micro Focus invested US$17.0 million, or 15.4 per cent. of its total turnover over that period, in its technology and development efforts. This investment was apportioned approximately in thirds among product enhancement initiatives, such as support for Microsoft's .NET framework, new product development efforts and maintenance.

Micro Focus' new product development has focused on: further integration of the Micro Focus development tools with Microsoft's Visual Studio technology; providing support for new platforms in Micro Focus' deployment products, particularly 64-bit platforms; extension of production support to include the IBM mainframe transaction processing; expansion of batch and database sub-systems; expansion of the Lift & Shift solution to incorporate additional mainframe sub-systems; and the development of a new enterprise-wide application understanding tool.

Micro Focus' product operations teams are organised into two functions — development and product management. The development team focuses on delivery of requested product features, maintenance of existing products and research. The product management team focuses on market trends and opportunities, partner and customer needs and identifying and prioritising related product or partnering opportunities. Working with Micro Focus' marketing team, the development and product management teams ensure that Micro Focus maintains its technological leadership while delivering robust, flexible and market-driven software solutions to its customers. For a discussion of the risks associated with technology and product development, please see "Part I — Risk Factors — Business and Industry Risks" of these Listing Particulars.

Customers

Micro Focus targets three main customer channels: direct customers, indirect customers (which have purchased Micro Focus' products through packaged application providers or systems integrators) and resellers.

Direct customers
Direct customers purchase Micro Focus' Leverage & Extend solution to maintain and operate core legacy business applications and pay licence and maintenance fees directly to Micro Focus, which in certain circumstances can include customers initially sold Micro Focus products through systems integrators. For the nine months ended 31 January 2005, Micro Focus estimates that revenues attributable to direct customers accounted for 72.6 per cent. of its total turnover.

Indirect customers
For the nine months ended 31 January 2005, Micro Focus estimates turnover attributable to indirect customers accounted for 20.7 per cent. of its total turnover. Indirect customers purchase Micro Focus' software and pay software licence and maintenance fees through packaged application providers and systems integrators. Micro Focus believes indirect customers will become an increasingly important customer channel in line with the Company's strategy.

Packaged application providers
Indirect customers purchase Micro Focus' software and pay software licence and maintenance fees through packaged application providers and systems integrators.

Packaged application providers, such as Lawson and MISYS, embed Micro Focus' software into their packaged applications in order to make those packages capable of being delivered across a broad range of contemporary platforms and architectures. For the nine months ended 31 January 2005, Micro Focus estimates that revenues generated by sales to or through packaged application providers accounted for 15.7 per cent. of its turnover.

Micro Focus' key agreements with packaged application providers include those with:

Lawson — In January 2004, Micro Focus entered into an agreement with Lawson. This agreement allows Lawson to sell certain Micro Focus products to end-users, giving Micro Focus the benefit of Lawson's worldwide marketing and distribution channels. Under the agreement, Micro Focus' software may be either directly licensed or sublicensed (in both cases non-exclusively for a specified term) through Lawson to end-users, or the Micro Focus software may be combined with Lawson's software and sold together as a package. Micro Focus also grants Lawson the right to use its trademarks, logos, trade names and/or service names or marks in promotional, advertising or other materials in connection with Lawson's advertising and support of Micro Focus' products and their combined products. This agreement is for a period of five years and the value of the contract is dependent upon the software requested by Lawson under the purchase orders.

MISYS — Micro Focus entered into a vendor agreement in April 2000 with MISYS pursuant to which it has granted MISYS the right to use certain Micro Focus products internally (in the United States and India) and to distribute them worldwide in combination with additional technology in the form of MISYS products. These Micro Focus products, including Micro Focus Server Express and Micro Focus .Net Express, can only be distributed by MISYS to customers for their internal use. MISYS pays licence fees for the Micro Focus software that it uses internally and royalties for any software that it distributes. Under the agreement, Micro Focus agrees to provide strategic support, training and consulting services to MISYS as required, subject to its standard terms and conditions. Unless terminated for material breach by, or insolvency of either party, this agreement renews annually until terminated upon 90 days' notice.

Systems integrators
Since the introduction of Micro Focus' Lift & Shift solution in April 2004, Micro Focus has sold its Lift & Shift software solely to systems integrators, such as Accenture and EDS. Prior to the introduction of Lift & Shift, systems integrators, such as EDS, also sold Micro Focus' Leverage & Extend software. For

the nine months ended 31 January 2005, Micro Focus estimates that revenues generated by sales to or through systems integrators accounted for a small percentage of its turnover; however, Micro Focus expects such sales to become an important source of turnover in the future.

Micro Focus' key agreements with systems integrators include those with:

EDS — In August 1991, EDS and Micro Focus entered into an agreement under which Micro Focus has committed to providing computer software programs and support to EDS. As part of this support Micro Focus has granted to EDS a worldwide, non-exclusive, perpetual licence to use Micro Focus software on their servers. Unless terminated for material breach by, or insolvency of, either party, this agreement renews annually until terminated upon 90 days' notice.

Accenture — In March 2005, Micro Focus and Accenture entered into an agreement under which Micro Focus has committed to provide software and support to Accenture. Accenture has the right to use Micro Focus' software products in providing systems integrator services to its end-user customers. This agreement is for a period of three years. Thereafter, unless terminated for material breach by or insolvency of either party, this agreement may be renewed annually upon mutual consent of both parties. Either party may terminate the agreement upon 60 days' notice after the expiry of the initial term.

Resellers

Resellers sell Micro Focus' products in geographic areas where Micro Focus does not have a physical presence. For the nine months ended 31 January 2005, Micro Focus estimates that revenues attributable to resellers accounted for the balance of its total turnover after taking into account direct and indirect customers.

Sales and Distribution

As of 31 January 2005, Micro Focus' sales organisation consisted of 163 employees, 33 per cent. of its workforce, organised into direct sales and sales. As of 31 January 2005, Micro Focus' direct sales team, which is responsible for selling software products and initial maintenance contracts, consisted of: 36 field sales personnel and 27 telesales personnel; five sales personnel responsible for sales to packaged application providers; and three sales personnel responsible for sales to resellers. In addition, the direct sales force is augmented by 13 employees who are dedicated to developing Micro Focus' relationships with systems integrators and eight employees who engage in telemarketing to generate potential customers for the field sales and telesales personnel. In addition to the direct sales team, as at 31 January 2005, Micro Focus had 19 employees responsible for selling software maintenance renewal contracts to existing customers

Micro Focus has established three key sales and distribution objectives:

- *Leverage the marketing and sales capabilities of partners* — Micro Focus' management has structured the Company's sales force to align it with its partner-centric distribution strategy. For example, Micro Focus solely relies on systems integrators to deliver its Lift & Shift solution to organisations and leverages their market presence to reach a broader and more diverse customer base than it otherwise might have been able to achieve alone. In support of that goal, within the direct sales team, as at 31 January 2005, Micro Focus had 13 relationship managers solely dedicated to developing and strengthening relationships with systems integrators. Over time, Micro Focus expects the importance of its partner network to grow as it works more closely with platform providers, such as Microsoft, to market the benefits of mainframe migration and seeks to deliver its Leverage & Extend solution through partners as well. For a discussion of the risks associated with reliance on third parties, please see "Part I — Risk Factors — Business and Industry Risks" of these Listing Particulars.

- *Create internal and external partner-based sales teams* — Micro Focus' management has teamed its field sales and telesales personnel together on a one-to-one basis in order to ensure that its sales force is working together to identify, manage and execute direct-end-users sales. In addition, to reinforce the alignment of field sales and telesales, each team's compensation is tied to the achievement of combined

performance targets. In addition, Micro Focus has tied the performance criteria against which each of the field sales and telesales teams are judged to their ability to jointly develop the systems integrator sales channel with the dedicated relationship managers.

- *Build longer term and more strategic relationships with its customers* — Micro Focus wants to use the strength of its solutions to offer both development and deployment tools. To the extent that organisations choose to migrate applications from the legacy platforms to contemporary platforms and take advantage of contemporary architectures, Micro Focus has the ability to capture additional deployment revenues through the sale of its Micro Focus Server software suite.

In addition to the three objectives noted above, Micro Focus expects to continue to increase the percentage of its sales force that has its compensation tied to the satisfaction of performance targets, particularly those with responsibility for systems integrator relationship management. As at 31 January 2005, nearly two-thirds of Micro Focus' sales force carried performance quotas.

Micro Focus' Partners

Micro Focus believes that its partnerships are fundamental to its ability to develop, market and distribute its products. Micro Focus' partner-centric strategy focuses on leveraging its relationships with systems integrators, platform providers and members of the MMA and MTC to cost-effectively expand its distribution network and accelerate the market penetration of its Leverage & Extend and Lift & Shift solutions.

Systems integrators
Systems integrators are the sole distribution network for Micro Focus' Lift & Shift solution. Through systems integrators, such as Accenture and EDS, Micro Focus believes that it can achieve more rapid market penetration with its Lift & Shift solution than may occur otherwise. Micro Focus believes it must work closely with these partners to ensure that its Lift & Shift technology properly integrates with the solutions offered by systems integrators, as well as covers a wide range of legacy and contemporary technologies.

Platform providers
Micro Focus works closely with partners such as Microsoft (Windows), IBM (z/OS, AIX and Linux), Hewlett Packard (HP-UX) and Sun Microsystems (Solaris) to ensure that Micro Focus is able to offer performance, scalability and reliability across the widest range of platforms. To that end, Micro Focus has become a Microsoft Gold Certified Partner, a premier Microsoft Visual Studio Industry Partner, a SUN iForce Partner and an IBM Business Partner.

Micro Focus further demonstrated its commitment to Microsoft in February 2005 when it announced that it had selected Microsoft Visual Studio as its single integrated development environment for legacy application development, targeting a wide range of deployment platforms. For a discussion of the risks associated with this arrangement between Microsoft and Micro Focus in respect of Microsoft Visual Studio, please see "Part I — Risk Factors — Business and Industry Risks" of these Listing Particulars.

The MMA
In April 2004, together with Microsoft, Micro Focus co-founded the MMA, a group of companies that have agreed to work with Microsoft and Micro Focus to advance and support the technical feasibility of mainframe migration. Each of the member companies offers products or services to support the migration of applications from the mainframe onto Microsoft's Windows platform. In addition to creating greater exposure for the Windows platform, Micro Focus believes that the MMA campaigns will assist in educating the market generally about the value that can be realised through an application of Lift & Shift solutions.

The MTC
Micro Focus has established the MTC, which consists of over 50 companies from around the world that offer complementary software and services to those offered by Micro Focus, in order to ensure that

Micro Focus is able to provide adequate technological and product coverage to its customers, including systems integrators. Members of the MTC include BluePhoenix Solutions, Information Analysis, Inc., MigrationWare, Sonata Software Limited and Transoft, Inc.

Intellectual Property

Micro Focus relies primarily on a combination of licences, trade secrets, confidentiality procedures and agreements, inventors' rights agreements and copyright and trade mark laws to protect its proprietary rights. Micro Focus will make efforts to obtain patents, where it considers it appropriate, in connection with its technologies. For a discussion of the risks associated with Micro Focus' intellectual property, please see "Part I — Risk Factors — Business and Industry Risks" of these Listing Particulars.

Patents
Micro Focus is in the process of developing patent applications for its "Assembler to COBOL" conversion technology, which is not considered to be a core technology. These applications will be made in a number of jurisdictions, including in the United Kingdom and the United States, although patent registration may not be available in all relevant jurisdictions. These applications may not be granted, or may be granted in a form narrower than contemplated in the applications. If some of Micro Focus' patent applications are not granted, expire or are successfully attacked or if competitors independently develop equivalent or superior technology without infringing the patent claims, Micro Focus may be unable to exclude competitors from using the technology described by them.

Know-how and trade secrets
Most of Micro Focus' technology is not covered by any patents or patent applications and includes trade secrets and other know-how that is not considered patentable. In addition, some of the Company's intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. Micro Focus licenses, both for internal use and for distribution, some know-how and software licences from third parties, including under a non-exclusive, irrevocable, worldwide, royalty-free licence from MERANT.

The Company seeks to protect its proprietary information and trade secrets that may not be patented or patentable and to secure its rights to inventions, in part, by confidentiality agreements and, if applicable, inventors' rights agreements with customers, partners and employees. Furthermore, these agreements may be breached and Micro Focus may not have adequate remedies for any breach. Even if agreements are in place, Micro Focus' partners and employees may still assert rights to intellectual property arising out of their relationships with the Company.

Copyright
Computer software is normally protected by copyrights. Under the Berne Convention, signatory countries (which include almost every country) will protect the copyrights Micro Focus has in its software without the need for registration or other formalities. In the United Kingdom and the United States, the two primary countries where Micro Focus develops its software, copyrights in the software exist upon creation. Additionally, in the United States, registration is optional and has additional benefits, such as statutory damages. Micro Focus has more than 32 copyright registrations in the United States and has submitted more than ten other applications for registration with the US Copyright Office.

Copyrights only protect certain aspects of the software, such as the source code. Copyrights do not protect the ideas that are embodied in the software. Therefore, it may be possible for competitors or third parties to copy aspects or functionality of computer software or independently develop equivalent software without infringing the copyright in that software.

Trade marks
Micro Focus has trade mark registrations and pending applications for registration at more than 30 national or regional trade mark registries worldwide. The registrations and applications for registration include those for the marks "MICRO FOCUS" in a number of jurisdictions. Registration of the marks "LIFT AND SHIFT" and "UNLOCKING THE VALUE OF LEGACY" are pending in the European Union and the United States. There is no guarantee that any pending applications will proceed to grant or that any registrations granted will provide the full scope of protection desired by Micro Focus.

Micro Focus also uses a number of trade marks that are not registered in any countries. It may not be possible for Micro Focus to prevent competitors from using identical or similar signs to these unregistered marks.

Security interests over intellectual property
In addition, pursuant to the financing arrangements currently in place with Wells Fargo Foothill and DB Zwirn, Micro Focus has granted Wells Fargo Foothill and DB Zwirn a security interest in substantially all of Micro Focus' assets, including its intellectual property. Micro Focus anticipates using all of the net proceeds of the Global Offer and its available cash balances to repay the amounts owed to Wells Fargo Foothill and DB Zwirn. However, if Micro Focus does not repay all amounts outstanding and if it were to default under the loan prior to repayment it may lose its right to its intellectual property and that would have a material adverse impact upon its business prospects, results of operations and financial condition.

Competition

The market into which Micro Focus sells it software is highly competitive and is characterised by rapid technological change, evolving industry standards and consolidation.

Micro Focus' Leverage & Extend solution faces competition from a number of sources:

- Hardware vendors, such as IBM and Fujitsu, typically offer competing products either in a packaged sale (together with hardware) or separately.

- Larger independent software vendors, such as Compuware and Computer Associates, typically offer competing products as part of a broad portfolio of software products.

- Smaller independent software vendors, such as AcuCorp and Jacada, typically offer competing products as part of a narrower portfolio of software products.

Micro Focus' Lift & Shift solution faces competition from a number of sources in the market, including hardware vendors, such as IBM, Fujitsu and Sun Microsystems, that typically offer their own solutions and in some cases incorporate Micro Focus technology to help companies migrate from mainframes to other platforms.

Micro Focus believes that the principal competitive factors in the market for application modernisation and mainframe migration solutions are: product features and functionality; the ability to extend legacy applications into a large number of modern platforms; the flexibility to migrate large numbers of programming languages onto a wide range of modern platforms; proven capability to navigate complex mainframe infrastructures; demonstrable return on investment; and price.

Micro Focus believes that as a result of its deep knowledge of both legacy and contemporary platforms, its comprehensive product offering and its lengthy track record of performance, it is well positioned to compete in this market.

For further information about the risks posed to Micro Focus as a result of operating in a competitive environment, please see "Part I — Risk Factors — Business and Industry Risks" of these Listing Particulars.

Employees

As at 30 April 2002, 2003 and 2004, Micro Focus had 458, 490 and 492 employees, respectively, and the average number of total employees for the periods then ending was 460, 470 and 483, respectively. The average length of service for Micro Focus' employees is in excess of eight years, and it considers its relations with employees to be good. There are no unions or similar representative organisations representing the employees.

The table set out below provides a breakdown of Micro Focus' employees by function and geographic location:

	As at 30 April 2002				As at 30 April 2003				As at 30 April 2004			
	Tech & Prod Dev	Sales & Marketing	Support	General & Admin	Tech & Prod Dev	Sales & Marketing	Support	General & Admin	Tech & Prod Dev	Sales & Marketing	Support	General & Admin
North America	57	66	32	29	58	73	32	32	59	72	32	34
United Kingdom	74	40	15	42	80	45	15	40	83	52	15	39
Rest of World	2	64	19	18	1	73	20	21	1	65	20	20
Total	133	170	66	89	139	191	67	93	143	189	67	93

Facilities

Micro Focus' principal facilities are located in Newbury in the United Kingdom and Rockville, Maryland in the United States. These facilities are leased by Micro Focus. The leases for the property comprising the Newbury facility expire in 2009, and the lease for the property comprising the Rockville facility expires in 2010. Micro Focus also has research and development facilities in the United Kingdom and the United States and sales and marketing offices in the United Kingdom, Australia, Belgium, France, the Netherlands, the United States and Canada. Further details of Micro Focus' facilities are set out in "Part XIV — Additional Information".

Part III:
Management and Significant Shareholder

1 Directors And Senior Management

Details of the Company's Directors and the senior management are set out below.

2 Board of Directors

The Directors of the Company are:

Name	Age	Years in Group	Position
Kevin Loosemore	46	*	Non-Executive Chairman
Anthony Hill	55	18	Executive Director, Chief Executive Officer and President
Richard Lloyd	47	14	Executive Director and Chief Financial Officer
David Dominik	49	3	Non-Executive Director
Prescott Ashe	38	3	Non-Executive Director
David Maloney	49	*	Non-Executive Director

Note:

* *Messrs Loosemore and Maloney were appointed to the Board on 4 April 2005.*

Kevin Loosemore (Non-executive Chairman) — Mr Loosemore was the Chief Operating Officer of Cable & Wireless plc until 31 March 2005 having served in that capacity since April 2003. Prior to that, he was President of Motorola Europe, Middle East and Africa, having joined Motorola from IBM UK where he was Chief Executive and a member of the IBM Worldwide Management Committee. From 1997 to 1999 Mr Loosemore was Managing Director of De La Rue Card Systems where he served on the board. Mr Loosemore's early career was spent with IBM UK where he began as a systems engineer before moving into sales and marketing and later took on a number of senior management roles culminating in the position of General Manager of IBM Europe's Distribution business. Mr Loosemore was a non-executive Director of The Big Food Group until the business was acquired in February 2005. Mr Loosemore has a degree in politics and economics from Oxford University.

Anthony Hill (Executive Director and Chief Executive Officer) — Dr Hill became Chief Executive Officer and President of the Group in August 2001. Since 1987, Dr Hill has worked in a variety of positions including as UK country manager, European marketing head, vice president of European sales and most recently senior vice president and general manager, directing the development and marketing strategies. Prior to joining the Group in 1987, Dr Hill was European manager for software products at Scientific Software Intercomp, where he directed product development and customer support. Previously, he was a senior consultant at UK Systems House Scicon, specialising in delivering custom-developed applications for the oil industry. Dr Hill has an undergraduate degree in mathematics from Oxford University. He also has a masters degree in pure mathematics from Newcastle-upon-Tyne University and a doctorate in applied mathematics from Newcastle-upon-Tyne Polytechnic.

Richard Lloyd (Executive Director and Chief Financial Officer) — Mr Lloyd was named the Group's Chief Financial Officer in August 2001. Since 1991, Mr Lloyd has worked in a variety of finance positions including as European controller and international controller directing business planning and financial strategies. Prior to joining the Group in 1991, Mr Lloyd was controller at Cullinet Software where he managed finance operations for the company's Europe and Middle East division. Mr Lloyd has extensive experience in the financial services, manufacturing and government sectors. Mr Lloyd is a Chartered Secretary.

David Dominik (Non-Executive Director) — Mr Dominik has been a Managing Director of Golden Gate since its inception in 2000. Prior to co-founding Golden Gate, Mr Dominik spent ten years as a Managing Director at Bain Capital. While there, he successfully focused on making operationally intensive growth investments, with a particular emphasis in the information, software, semiconductor and electronic hardware industries. The common theme for Mr Dominik has been partnering with management to pursue buyouts of companies applying technology or operating in technology-related industries. Mr Dominik was responsible for managing Information Partners, a specialised fund within Bain Capital that focused on opportunities in the information services and software markets. Mr Dominik also served on the investment committee of Brookside, Bain Capital's public equity hedge fund. In addition, Mr Dominik opened and ran the California office for Bain Capital. Previously, Mr Dominik was a partner at Zero Stage Capital, an early stage technology venture capital firm where he helped co-found several successful technology ventures. He was an early investor and assistant to the chairman of Genzyme Corporation. He also served as a consultant at Bain & Company. Mr Dominik has his juris doctor degree from Harvard Law School (cum laude) and an AB in social studies (economics & history) from Harvard College (magna cum laude; Phi Beta Kappa).

Prescott Ashe (Non-Executive Director) — Mr Ashe has been a Managing Director of Golden Gate since its inception in 2000. Prior to co-founding Golden Gate, Mr Ashe was a Principal at Bain, which he initially joined in 1991, and prior to Bain Capital he was a consultant at the global strategy consultancy, Bain & Company. Mr Ashe has more than 14 years of private equity investing experience spanning both growth-equity and management buy-out transactions. During his career, he has participated in more than 50 acquisitions/recapitalisations with aggregate transaction values in excess of US$5.0 billion. Mr Ashe focuses on the following industry segments: software; semiconductors; electronic manufacturing and other outsourced business services; traditional manufacturing; and consumer products/retail. Mr Ashe has his juris doctor degree from Stanford Law School and a bachelor of science degree in business administration from the University of California at Berkeley.

David Maloney (Non-Executive Director) — Mr Maloney is a Non-Executive Director of Virgin Mobile Holdings (UK) plc and assisted its Board through the £500 million flotation of the business on the London Stock Exchange in 2004. Mr Maloney was Chief Financial Officer of the global hotel group Le Meridien Hotels and Resorts from January 2002 until December 2003, and prior to that was Chief Financial Officer of Thomson Travel Group and Preussag Airlines. His previous career included 12 years with Avis Europe plc latterly as the group's Finance Director when he oversaw the flotation of the business on the London Stock Exchange in 1997 and as Managing Director of the group's Spanish subsidiary. The early part of his career was spent with Mobil Oil Corporation and Paramount Pictures Corporation. Mr Maloney is a Fellow of the Chartered Institute of Management Accountants and has a degree in economics from Heriot Watt University, Edinburgh.

3 Senior Management

The Group's senior management team is as follows:

Name	Age	Years in Group	Position
Ian Archbell	51	13	Vice President, Product Management
Gary Crook	40	20	Vice President, Development
Michael Gilbert	56	19	Vice President, Marketing; Director of Product Strategy
Richard Levy	44	20	Vice President, Development
Stuart McGill	43	21	Vice President, Europe and Middle East Sales
Joseph Mascio	63	9	Vice President, SupportLine
Richard Simpson	47	3	Vice President, Worldwide Sales

Ian Archbell (Vice President of Project Management) — As Vice President of the Group's Product Management organisation, Mr Archbell is responsible for the overall management of Micro Focus' products. Prior to joining the Group, Mr Archbell spent more than 14 years with IBM where he held product development, product management and product marketing leadership positions. As IBM's UK

PC Software Marketing Manager, Mr Archbell was a core member of the task force responsible for the launch of the IBM PC in the United Kingdom. Mr Archbell has an established leadership record in both product development and marketing, as well as substantial experience in both the mainframe and PC markets. Mr Archbell holds a master's degree in business administration from Cranfield University in the United Kingdom.

Gary Crook (Vice President of Development) — As Vice President of Development for the Group, Mr Crook is responsible for the development, delivery and maintenance of the Group product portfolio for distributed platforms. Most recently, Mr Crook led the Company's development of products that integrate business applications with contemporary technologies such as .NET, XML, Java and Web services. Mr Crook has an extensive background in the development of business applications and more than 20 years' tenure with the Group, where he has worked in a variety of technical and leadership positions.

Mike Gilbert (Vice President of Marketing and Director of Product Strategy) — Dr Gilbert was named Vice President of Marketing at the Group in February 2004. He is responsible for setting the marketing strategy and product marketing efforts worldwide. Prior to this appointment, Dr Gilbert was director of product strategy, a role that he has retained with his expanded role. Dr Gilbert joined the development group of the Group in 1984, and among other innovations, led the team that built the first Object Oriented COBOL compiler. Dr Gilbert has also spent time as a customer services consultant at the Group, and with the Product Management team. Prior to joining the Group, Dr Gilbert led research into programmed nuclear plant safety systems at a UK government research organisation. Dr Gilbert also worked as development manager with Michael Jackson Systems Ltd., a software development methodology company. Dr Gilbert holds an undergraduate degree in physics and electronics from Manchester University, a certificate in education from York University and a doctorate in applied physics from Cambridge University.

Richard Levy (Vice President, Development) — As Vice President for Development at the Group, Mr Levy is responsible for the development and roll-out of the Group's product line. Mr Levy joined the Group in 1985 and has worked in quality assurance, project management and product operations positions throughout his tenure with the Group. Prior to joining the Group, Mr Levy was a mainframe COBOL programmer and database administrator with the UK Ministry of Defence.

Stuart McGill (Vice President, Europe and Middle East Sales) — Mr McGill was named Vice President of Europe and Middle East Sales in August 2001. He first joined the Group in 1984 and worked in a number of positions including Europe and Middle East sales, head of worldwide marketing based in the United States, business development (acquisitions) and managing Europe and Middle East Year 2000 operations. Prior to joining the Group, Mr McGill worked for, and was trained by, Shell in a number of roles. Mr McGill has also created, developed and sold businesses in the software development and marketing service sectors. Mr McGill holds an undergraduate degree in mechanical engineering and a masters degree in engineering, economics and management from Birmingham University.

Joseph Mascio (Vice President, SupportLine) — As Vice President for the Group's SupportLine, Mr Mascio is responsible for worldwide technical support for the Group's product line. Mr Mascio joined the Group in 1995 as the director of North American support. Prior to joining the Group, Mr Mascio was the director of technical support for Sperry Corporation, where he was responsible for servicing more than 16 sales regions throughout North America. During his tenure at Sperry Corporation, Mr Mascio developed the database processing language, ESCORT, that later became the basis for Structured Query Language (SQL). Before working at Sperry Corporation, Mr Mascio held various software development positions specialising in compiler development at such organisations as Honeywell, Dupont, the US Department of Energy and Volt Technologies. Mr Mascio co-founded Eagle Software, an early entry company in the microcomputing software sector and served as Chief Executive Officer of Megasystems, Inc, a time sharing services company. Mr Mascio holds a bachelor of science in mathematics from St Joseph's University in Pennsylvania and a master of science in mathematics from Villanova University in Pennsylvania.

Richard Simpson (Vice President, Worldwide Sales) — Mr Simpson joined the Group in January 2002 to lead the worldwide sales organisation and is responsible for all sales distribution channels and field based technical services. Mr Simpson has more than 20 years of sales experience and prior to joining the Group, Mr Simpson held a variety of sales and management roles within the information technology industry, working with companies focused on hardware sales, like Prime Computer, and with software and services organisations like Ingres (formerly known as Relational Technology International) and Sybase, where he spent six years and served as the European Director of Internet Strategy.

4 Corporate Governance

At Admission, the Board will consist of the non-executive Group Chairman (an independent non-executive Director), the other independent non-executive Director, two non-executive Directors, both representing Golden Gate, and two executive Directors. David Maloney has been nominated as the senior independent Director.

The Board has established an audit committee, a remuneration committee and a nomination committee. The audit committee is chaired by David Maloney and its other member is Kevin Loosemore. The audit committee, which will meet not less than four times a year, will from Admission have responsibility for, amongst other things, the planning and review of the Group's interim and annual financial statements. It will oversee the Group's relationship with its external auditors and review the effectiveness of the external audit process. The committee will focus particularly on compliance with legal requirements, accounting standards and the rules of the UK Listing Authority. It will have responsibility for reviewing the effectiveness of the Group's system of internal controls and risk management systems. The ultimate responsibility for reviewing and approving the interim and annual financial statements remains with the Board.

The remuneration committee is chaired by Kevin Loosemore and its other member is David Maloney. The committee, which will meet not less than twice a year, will with effect from Admission have responsibility for making recommendations to the Board on the Group's policy on the remuneration of senior management, for the determination, within agreed terms of reference, of specific remuneration packages for each of the executive Directors, senior managers and Chairman, including pension rights, any compensation payments and implementation of share incentive plans and for ensuring that the disclosure of Directors' remuneration complies with the rules of the UK Listing Authority.

The nomination committee is chaired by Kevin Loosemore and its other members are David Maloney and David Dominik. The committee, which will meet not less than twice a year, will with effect from Admission have responsibility for making recommendations on the composition of the Board and its committees, retirements and appointments of additional and replacement Directors and making appropriate recommendations to the Board.

The Directors support high standards of corporate governance. Following Admission they intend to comply with the Combined Code, except as set out below:

The Combined Code states that: "Except for smaller companies, at least half the board, excluding the Chairman, should comprise non-executive directors determined by the board to be independent. A smaller company should have at least two independent non-executive directors." Other than the Chairman, one of the Directors is a non-executive Director that is considered by the Board to be independent.

In addition, the Combined Code recommends that the audit, remuneration and nomination committees comprise either exclusively or a majority of independent non-executive Directors, and that there should be at least three (or, in the case of smaller companies, two) members. Given the intended number of Directors serving on the audit committee and the remuneration committee, on Admission the Company will not comply with this recommendation of the Combined Code.

In the near term, the Directors intend to appoint additional independent non-executive Directors to the Board, and to the audit and remuneration committees, and will endeavour to comply with the Combined Code in the medium term.

At Admission, the Group will not have an established internal audit function. However, detailed plans have been drawn up to create such a function shortly after Admission. It will report to David Maloney, as Chairman of the Audit Committee.

5 Significant Shareholders

On 29 April 2005, the Company entered into an agreement with Golden Gate that regulates the ongoing relationship between the Company and Golden Gate (the "Relationship Agreement"). The Relationship Agreement is designed to ensure that the Company is and will be capable of carrying on its business independently of Golden Gate and members of the Golden Gate Group and that all transactions and relationships between the Company and Golden Gate are and will be at arm's length and on a normal commercial basis even though Golden Gate will continue to be a significant shareholder following Admission. In this regard, if the Golden Gate Funds are notified by any Executive Director that any member of the Group is pursuing an investment opportunity involving a business relating predominantly to COBOL software development tools or mainframe migration software, then the Golden Gate Funds have agreed that they shall not pursue such opportunity. Further details of the Relationship Agreement are given in paragraph 13.3 of "Part XIV — Additional Information" of these Listing Particulars.

In addition, each of David Dominik and Prescott Ashe have undertaken to the Company in their letters of appointment as non-executive Directors to procure that, as soon as reasonably practicable after either of them becomes aware of an investment opportunity first discovered after the date of such letters of appointment which relates predominantly to COBOL software development tools or mainframe migration software, the Company will be provided with notice of such investment opportunity and will have a right of first refusal exercisable for a period of ten business days to pursue such investment opportunity, provided always that neither of them shall be under any such obligation if and to the extent it would otherwise constitute a breach of any duty of confidentiality or fiduciary duty.

On or around 28 April 2005, MFIHL, MFIL and GGC Administration entered into a termination agreement pursuant to which the parties agreed that the advisory agreement, dated 10 August 2001 and entered into between them, shall terminate (other than in respect of an indemnity in respect of all claims and losses suffered by GGC Administration arising out of advisory services provided pursuant to the Agreement) upon Admission and upon the payment by MFIL or MFIHL, or one of their respective subsidiaries, of an aggregate sum of US$4,000,000 to GGC Administration or its designee. Further details of this agreement are given in paragraph 13.4 of "Part XIV — Additional Information" of these Listing Particulars. There is also a side letter agreement between MFIL and the Golden Gate Funds, which is described in paragraph 13.7 of "Part XIV — Additional Information" of these Listing Particulars.

The advisory agreement referred to in the preceding paragraph between MFIHL, MFIL and GGC Administration was entered into on 10 August 2001. Under the agreement, GGC Administration agreed to perform certain services for MFIL and/or its subsidiaries, including, but not limited to, providing strategic advice on potential acquisitions and disposals, in return for a fee of US$150,000 per fiscal quarter (or such higher amount, not exceeding US$450,000, as the parties may agree), plus expenses, in addition to a one-off fee of US$700,000 for certain related services. This agreement, apart from an indemnity from MFIL to members of the Golden Gate Group against all claims and losses arising out of the agreement, was terminated by the GGC Administration termination agreement discussed above.

On or around 28 April 2005, MFIHL, MFIL and Parallax Capital entered into a termination agreement pursuant to which the parties agreed that the advisory agreement, dated 10 August 2001 and entered into between them, shall terminate (other than in respect of an indemnity in respect of all claims and losses suffered by Parallax Capital arising out of advisory services provided pursuant to the Agreement) upon Admission and upon the payment by MFIL or MFIHL, or one of their respective subsidiaries, of the sum of US$600,000 to Parallax Capital or its designee. Further details of this agreement are given in paragraph 13.5 of "Part XIV — Additional Information" of these Listing Particulars. There is also a side

letter agreement between MFIHL, MFIL and Parallax Capital, which is described in paragraph 13.8 of "Part XIV — Additional Information" of these Listing Particulars.

The advisory agreement referred to in the preceding paragraph between MFIHL, MFIL and Parallax Capital was entered into on 10 August 2001. Under the agreement, Parallax Capital agreed to perform certain services for MFIL and/or its subsidiaries, including, but not limited to, providing strategic advice on potential acquisitions and disposals, in return for a fee of US$150,000 per fiscal quarter (plus expenses), in addition to a one-off fee of US$700,000 for certain related services. This agreement, apart from an indemnity from MFIL to Parallax Capital Group against all claims and losses arising under the agreement, was terminated by the Parallax Capital termination agreement discussed above.

Part IV: Selected Consolidated Financial Information

The selected historical consolidated financial information for the nine months ended and as at 30 April 2002, the financial years ended and as at 30 April 2003 and 2004 and the nine months ended and as at 31 January 2004 and 2005 is extracted without material adjustment from the Accountants' Report under UK GAAP included in Part VI of these Listing Particulars and has been prepared in accordance with UK GAAP. The historical audited consolidated financial information for the Operating Group for the nine months ended and as at 30 April 2002 represents the first period of financial performance of Micro Focus International Limited following the Demerger.

Micro Focus' Accountants' Reports have been prepared in accordance with UK GAAP, with the exception of the Accountants' Reports under IFRS in Parts VII and IX, which differ in certain respects from US GAAP. For a discussion of certain differences between UK GAAP and US GAAP and IFRS and US GAAP as applicable to Micro Focus, please see "Part XII — Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP" of these Listing Particulars.

The following selected historical financial information should be read in conjunction with "Part I — Risk Factors", "Part VI — Accountants' Report under UK GAAP", including the notes therein, and "Part V — Operating and Financial Review and Prospects" in these Listing Particulars. Prospective investors should read the whole document and not just rely on the historical financial information below. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

Profit and Loss Accounts

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	2004	Nine months ended 31 January 2004	2005
	(US$'000)	(US$'000)		(US$'000)	
Turnover	78,910	114,913	126,268	91,735	110,484
Cost of sales	(5,981)	(8,061)	(8,279)	(6,302)	(4,622)
Gross profit	72,929	106,852	117,989	85,433	105,862
Selling and distribution costs	(26,175)	(34,581)	(39,697)	(29,411)	(34,611)
Research and development	(13,978)	(20,214)	(22,350)	(16,628)	(17,013)
Amortisation of goodwill	(2,826)	(3,769)	(3,769)	(2,826)	(2,826)
Share-based compensation payments	(61)	(30)	(840)	(676)	(2,063)
Reorganisation costs	(3,528)	—	—	—	—
Other administrative expenses	(14,716)	(25,497)	(26,094)	(19,204)	(20,962)
Administrative expenses	(21,131)	(29,296)	(30,703)	(22,706)	(25,851)
Operating profit	11,645	22,761	25,239	16,688	28,387
Net interest payable	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)
Profit on ordinary activities before taxation	2,563	16,157	22,006	14,296	23,332
Tax on profit on ordinary activities	(5,093)	(5,650)	(7,771)	(5,051)	(8,424)
(Loss)/profit for the financial period	(2,530)	10,507	14,235	9,245	14,908
Dividends	—	(28,726)	(28,450)	(28,450)	(68,800)
Accumulated loss for the financial period	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
(Loss)/earnings per ordinary share					
— basic	(2.09)c	7.24c	9.78c	6.35c	10.18c
— diluted	(2.03)c	7.09c	9.49c	6.17c	9.96c
Earnings per ordinary share before goodwill amortisation					
— basic	0.24 c	9.84c	12.37c	8.30c	12.11c
— diluted	0.24 c	9.63c	12.00c	8.05c	11.85c

Other Financial Data

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	2004	Nine months ended 31 January 2004	2005
	(US$'000)	(US$'000)		(US$'000)	
EBITDA is calculated as follows:					
Operating Profit, as reported under UK GAAP	11,645	22,761	25,239	16,688	28,387
Add back:					
Depreciation	1,485	1,869	1,849	1,406	1,512
Amortisation	2,826	3,769	3,769	2,826	2,826
Earnings before Interest, Taxation, Depreciation and Amortisation ("EBITDA")[1]	15,956	28,399	30,857	20,920	32,725
Adjusted EBITDA is calculated as follows:					
Operating Profit, as reported under UK GAAP	11,645	22,761	25,239	16,688	28,387
Add back:					
Depreciation	1,485	1,869	1,849	1,406	1,512
Amortisation	2,826	3,769	3,769	2,826	2,826
Share-based compensation	61	30	840	676	2,063
Non-recurring costs:					
Management charges	900	1,200	1,200	900	900
Reorganisation costs	3,528	—	—	—	—
Redundancy costs	493	—	562	562	—
Other non-recurring costs	—	—	—	—	743
Adjusted EBITDA[1]	20,938	29,629	33,459	23,058	36,431

Note:

(1) EBITDA and Adjusted EBITDA are non-GAAP measures but are included because Micro Focus' management believes that they are important indicators of the underlying historical performance of the Operating Group. EBITDA and Adjusted EBITDA should not be considered as a substitute for operating profit, profit for the financial period, cash flow or other profit and loss account or cash flow data computed in accordance with UK GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. The underlying financial data used in the calculation of Adjusted EBITDA and EBITDA has been extracted without material adjustment from Micro Focus' Accountants' Report under UK GAAP included in Part VI of these Listing Particulars.

Balance Sheet

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	2004	Nine months ended 31 January 2004	2005
	(US$'000)	(US$'000)		(US$'000)	
Fixed assets					
Intangible assets	49,942	46,173	42,404	43,347	39,578
Tangible assets	4,044	4,390	4,115	4,166	3,820
	53,986	50,563	46,519	47,513	43,398
Current assets					
Stock	320	190	312	313	452
Debtors	41,412	33,625	37,925	32,434	37,398
Deferred tax assets	11,462	9,506	5,998	7,226	4,151
Investments	150	726	7,166	2,006	4,565
Cash at bank and in hand	15,859	10,793	17,254	16,821	33,559
	69,203	54,840	68,655	58,800	80,125
Creditors — amounts falling due within one year	(70,972)	(64,892)	(73,654)	(67,665)	(78,275)
Net current assets/(liabilities)	(1,769)	(10,052)	(4,999)	(8,865)	1,850
Total assets less current liabilities	52,217	40,511	41,520	38,648	45,248
Creditors — amounts falling due after more than one year	(34,337)	(41,053)	(55,517)	(57,243)	(111,179)
Net assets/(liabilities)	17,880	(542)	(13,997)	(18,595)	(65,931)
Capital and reserves					
Called up share capital	1	1	1	1	1
Share premium account	20,253	2,939	2,946	2,940	3,446
Profit and loss (deficit)	(2,605)	(3,296)	(17,062)	(22,215)	(69,022)
Other reserves	231	(186)	118	679	(356)
Total equity shareholders' funds/(deficit)	17,880	(542)	(13,997)	(18,595)	(65,931)

Part V:
Operating and Financial Review and Prospects

The following review should be read in conjunction with the Accountants' Report under UK GAAP set out in Part VI and the rest of these Listing Particulars. Investors should read the whole document and not just rely on key or summarised information. The financial information in this Part V has been extracted without material adjustment from the Accountants' Report under UK GAAP set out in Part VI and Micro Focus' accounting records. This Part V involves forward-looking statements that involve risks and uncertainties. Micro Focus' actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under "Part I — Risk Factors — Business and Industry Risks" and elsewhere in these Listing Particulars.

The Accountants' Report under UK GAAP set out in Part VI to these Listing Particulars includes audited financial information for the nine months ended and as at 30 April 2002, the financial years ended and as at 30 April 2003 and 2004 and the nine months ended and as at 31 January 2004 and 2005. The historical consolidated financial information for the Group for the nine months ended and as at 30 April 2002 represents the first period of financial performance of MFIL following the Demerger.

Overview

Micro Focus International plc is a leading provider of legacy development and deployment software. Micro Focus markets two complementary solutions to manage legacy development and deployment — Leverage & Extend and Lift & Shift. Each of these solutions is implemented using Micro Focus' software. Generally, Micro Focus' software is considered by the Company to be in one of two brand families — either Micro Focus Studio or Micro Focus Server. Those products that comprise the Micro Focus Studio suite are application development tools and those that comprise the Micro Focus Server brand families are application deployment tools. In addition to the principal development and deployment tools that form the Micro Focus Studio and Server brand families, respectively, Micro Focus sells other software packages used for purposes other than Leverage & Extend and Lift & Shift; however, such sales do not constitute a significant turnover stream for Micro Focus.

With respect to its software sales, Micro Focus generates licence and maintenance fees. In addition, Micro Focus also generates turnover from a limited degree of consultancy and training services which it provides to its customers and members of its partner network.

Licence fees

Micro Focus receives licence fees from direct customers (which include customers that have obtained the software directly from Micro Focus and other end-users that have obtained the software through systems integrators, but who remit payments directly to Micro Focus) or indirect customers (which includes packaged application providers and systems integrators) and resellers. Generally, licence fees received by Micro Focus are determined by the software product sold and the number of licences purchased.

Where Micro Focus sells its software products through packaged application providers, systems integrators or resellers, the licence fees are generally paid by the ultimate customer directly to the respective packaged application provider, systems integrator or reseller. With respect to sales through packaged application providers, licence fees are payable to the Company by the packaged application provider upon the issuance of a quarterly royalty report to Micro Focus. The Company receives payment, typically within 30 days of the issuance of the report, irrespective of the terms the packaged application provider has negotiated with the ultimate customer. These sales are made on a no return basis. With respect to sales to direct customers or through systems integrators (whether direct or indirect) and resellers, Micro Focus receives a purchase order or other requisition statement for the software. Payment of the licence fees is made to Micro Focus by the direct customer, systems integrator or reseller upon delivery of the software and on standard payment terms, typically 45 to 60 days, although receipt of payment may from time to time extend beyond that period.

Nearly all of Micro Focus' software licences are perpetual and, once purchased, do not require any further payment to be made by the purchaser for continued use of that version of the software purchased.

Maintenance fees
Micro Focus also receives initial and renewal maintenance fees from customers that have contracted with Micro Focus to provide certain technical support and software updates. Initial maintenance fees are invoiced simultaneously with the purchase of the licensed software and typically cover an initial 12 month period. Renewal maintenance fees represent turnover generated by the customer's purchase of a further maintenance contract beyond the initial 12 month period.

With respect to the payment of maintenance fees by direct customers, packaged application providers, systems integrators and resellers, such payments are made to Micro Focus on the same basis as the respective licence fees. Micro Focus' typical renewal maintenance contract is generally for a period of 12 months and is paid in advance by the customer; however, the length and timing of renewal may be adjusted in certain circumstances where requested by the customer. During the nine months ended 31 January 2005, 90 per cent. of Micro Focus' existing customers in the United States, United Kingdom and Germany combined (which collectively represented 74.6 per cent. of the maintenance fee turnover generated during the period) renewed their maintenance contracts, and the price of the maintenance contract was between 15 per cent. and 21 per cent. of the licence fee, depending on the level of customer service and support provided by Micro Focus.

Consultancy fees
Micro Focus also derives turnover from the provision of consulting and training services to its customers and members of its partner network.

Factors Affecting Results of Operations

Development and deployment turnover
Prior to the current financial year, Micro Focus generated the majority of its turnover from the sale of development software. However, for the nine months ended 31 January 2005, Micro Focus has increased the percentage of its turnover which is attributable to the sale of deployment software. Furthermore, the mix of development and deployment turnover for the nine months ended 31 January 2005 suggests that there is an increasing trend towards deployment software sales. Micro Focus' management believes that this trend has been principally driven by the following four factors:

- the general industry trend towards organisations looking for ways to extend legacy applications to new internal and external user communities using service-oriented architectures and web services frameworks, hence driving the need for more deployment resources;
- the increasing ability of Micro Focus' Leverage & Extend solution to be applied to larger, more complex applications which, in turn, has meant greater usage of Micro Focus' underlying deployment software;
- the reduction in the price of Micro Focus' development software to stimulate higher deployment and maintenance turnover; and
- the growth of Lift & Shift opportunities, which depend on deployment software to a greater extent than Leverage & Extend.

Currently, nearly all of Micro Focus' turnover is generated by the sale of software underpinning the Leverage & Extend solution; however, the Company anticipates significant growth in Lift & Shift over the medium term. Since deployment software typically comprises a substantial majority of the software sold in the context of Lift & Shift, the Company expects deployment turnover to continue to grow as a proportion of total turnover.

Increased use of leveraged sales channels
Micro Focus' sales and distribution strategy relies on partners to expand the market for Leverage & Extend and Lift & Shift solutions. The pursuit and implementation of its partner-centric sales and distribution strategy is expected to have an increasing impact on Micro Focus' turnover, cost of sales and selling and distribution costs as follows:

- *Turnover* — Micro Focus has leveraged its partners to increase the market for its software solutions. Working with larger industry participants, such as Accenture, EDS and Microsoft, has increased Micro Focus' ability to access a broader and more diverse customer base than it may have been able to achieve otherwise. In addition, as mentioned above, the strategy to deliver its Lift & Shift solution through systems integrators has not only increased its market access, but also has helped to develop a solid turnover stream from the sale of deployment software licences and maintenance.

- *Cost of sales* — Part of Micro Focus' partner-centric strategy is to reduce the level of front-line customer support that it provides to the end-user of its product. However, Micro Focus expects its overall customer support costs will increase over time as a result of providing a greater degree of second-line support to systems integrators in the context of a growing number of Lift & Shift opportunities. Micro Focus expects that, despite the overall increase to cost of sales, turnover will increase at a faster rate and ultimately increase gross profit.

- *Selling and distribution costs* — Since the Demerger, Micro Focus has made significant investments in its sales force to align it with the partner-centric sales and distribution model, including the addition of 13 employees solely responsible for managing Micro Focus' relationships with systems integrators. As a result of this and the costs of redundancies experienced in 2003 and 2004 due to the realignment, Micro Focus' selling and distribution costs have increased over the period from August 2001, albeit at a slower rate in more recent periods. Over time, Micro Focus expects that turnover generated through its partners channels will grow more quickly than its selling and distribution costs, hence improving the efficiency of its sales channels.

For a discussion of risks associated with this partner-centric strategy, please see "Part I — Risk Factors —Business and Industry Risks" of these Listing Particulars.

Tax rate impact
The Group has historically sought to structure its affairs in a tax efficient manner. The Company has been incorporated in the Cayman Islands and prior to Admission, the Company is changing its legal structure to align its corporate structure and tax strategy to that which would be expected of a major UK listed group, managed from the United Kingdom, with significant operations in the major trading nations.

Although the Company believes adequate provisions have been made in the UK GAAP accounts for tax liabilities which may arise if its past legal structure is viewed in an unfavourable light by the various taxing jurisdictions from where the Group conducts its business, Micro Focus' financial condition and results of operations may be adversely affected should actual tax liabilities exceed such provisions.

Seasonality
Micro Focus experiences a degree of seasonality in licence turnover with generally higher quarterly turnover as the financial year progresses, generally followed by a decline in the first quarter of each new financial year. The Group's management believes that this trend is primarily due to the Group's commission and bonus structure which incentivises cumulative sales as the year progresses, coupled with the impact of requiring the sales force to attend a number of training courses in the first quarter of each financial year. However, over time, Micro Focus expects that its recurring turnover from maintenance fees and its repeatable turnover from packaged application providers will lessen the impact of seasonality on its business.

Foreign exchange and currency
Because Micro Focus operates in several countries and reports in US dollars, it is exposed to foreign currency rate fluctuations. Micro Focus has significant businesses in the United Kingdom, Europe and

Japan, which generate turnover in currencies other than the US dollar. For the nine months ended 31 January 2005, businesses outside North America accounted for 50.7 per cent. of Micro Focus' total turnover for the period. Micro Focus is exposed to currency transaction risks when its local businesses enter into transactions using a currency other than their functional currency. Since Micro Focus does not hedge its exposure, this mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material.

In addition, fluctuations in the exchange rate between the pound sterling, euro, yen and other currencies in which Micro Focus transacts certain aspects of its business relative to the US dollar may cause fluctuations in reported financial information that are not necessarily related to Micro Focus' underlying operations. As a result, comparability of Micro Focus' performance between financial periods can also be significantly affected.

During the periods under review, Micro Focus' results of operations have been materially impacted by the depreciation of its reporting currency, the US dollar, against pounds sterling, euro and yen. In particular, Micro Focus' reported turnover, cost of sales and operating costs have all been impacted by currency fluctuations. Micro Focus expects that its results of operations will continue to be affected by currency movements in the US dollar, pounds sterling, euro and yen going forward.

Geographic segmentation
Micro Focus segments its business on a geographic basis into three regions: North America; Europe and the Middle East; and the Rest of World. Micro Focus sells its software, directly or indirectly, throughout the world and generates turnover and incurs costs principally in US dollars, pounds sterling, euro and yen. The following table sets forth the Company's turnover and profitability by geographic segment for the periods indicated:

Geographic analysis of turnover and profitability

	Nine months ended 30 April	Year ended 30 April		Nine months ended 31 January	
	2002	2003	2004	2004	2005
	(US$'000)	(US$'000)		(US$'000)	
North America					
Turnover	45,036	60,165	61,357	44,559	54,446
Profit on ordinary activities before interest and taxation	6,356	16,332	17,138	10,851	21,891
Europe and the Middle East					
Turnover	27,477	43,895	47,537	35,397	42,151
Profit on ordinary activities before interest and taxation	5,489	6,485	4,353	4,235	4,840
Rest of World					
Turnover	6,397	10,853	17,374	11,779	13,887
Profit on ordinary activities before interest and taxation	(200)	(56)	3,748	1,602	1,656
Total turnover	78,910	114,913	126,268	91,735	110,484
Total profit on ordinary activities before taxation[1]	2,563	16,157	22,006	14,296	23,332

Note:

[1] *Total profit on ordinary activities is shown net of interest payable, which (in thousands) was $9,082, $6,604, $3,233, $2,392 and $5,055 for the periods indicated, respectively.*

Geographical analysis of turnover
During the periods presented above, in North America, Micro Focus' turnover was impacted by the under performance of its sales organisation prior to the realignment and running-off of residual equipment manufacturer agreements retained by Micro Focus following the Demerger. The turnover decline principally affected North America's performance during the nine months ended 30 April 2002 and the financial year ended 30 April 2003. During those periods, Micro Focus' turnover growth appears

to be relatively flat; however, Micro Focus was improving the sustainability of its sources of turnover by replacing the terminating MERANT contracts with new contracts generated by its direct sales force and systems integrators. Recently, PeopleSoft, one of the principal packaged application providers using Micro Focus' software, was acquired by Oracle and management expects that Oracle is unlikely to continue with the current PeopleSoft application packages, which would result in no further licence revenue being generated from PeopleSoft going forward. However, Micro Focus does anticipate that it will still be able to generate ongoing maintenance fees based on the existing PeopleSoft application packages.

In Europe and the Middle East, Micro Focus has achieved stable underlying growth as a result of efforts to leverage its partner distribution network and has benefited from the depreciation of the US dollar against both pounds sterling and euro.

With respect to Micro Focus' performance in the Rest of World, the increase in turnover and profit is attributable to the success of its Japanese operations. Japan was the first market where Micro Focus' management introduced the partner-centric sales and distribution model and, based on the implementation of its partner-centric approach, Micro Focus has been able to expand its market presence.

Consolidated Profit and Loss Accounts

The following describes certain line items in Micro Focus' consolidated profit and loss accounts:

Turnover
Turnover consists primarily of turnover derived from licence fees, maintenance fees and consultancy and training services. Micro Focus recognises turnover in accordance with its "Turnover Recognition" policy set out in "Part VI — Accountants' Report under UK GAAP". For further information about Micro Focus' sources of turnover, see "Overview" above.

Cost of sales
Cost of sales generally consists of customer support, as this function directly supports maintenance sales, and the cost of providing consulting and training.

Selling and distribution costs
Micro Focus' selling and distribution costs consist primarily of sales and marketing costs, including sales force related expenses.

Research and development
Research and development represents the costs of Micro Focus' technology and product initiatives, including the cost of personnel.

Administrative expenses
Administrative expenses consist of amortisation of goodwill, share-based compensation payments, reorganisation costs and other administrative expenses.

Net interest payable
Net interest payable largely relates to interest payable by Micro Focus under its outstanding debt facilities with Wells Fargo Foothill and DB Zwirn. For further information about these debt facilities, please see — "Long-term debt arrangements" below.

The following table sets out selected profit and loss data for each of the periods indicated as a percentage of turnover.

Profit and Loss Data

	Nine months ended 30 April	Year ended 30 April		Nine months ended 31 January	
	2002	2003	2004	2004	2005
	(per cent.)	(per cent.)		(per cent.)	
Turnover	100.0	100.0	100.0	100.0	100.0
Cost of sales	(7.6)	(7.0)	(6.6)	(6.9)	(4.2)
Gross profit	92.4	93.0	93.4	93.1	95.8
Selling and distribution costs	(33.2)	(30.1)	(31.4)	(32.1)	(31.3)
Research and development	(17.7)	(17.6)	(17.7)	(18.1)	(15.4)
Amortisation of goodwill	(3.6)	(3.3)	(3.0)	(3.1)	(2.6)
Share-based compensation payments	(0.1)	(0.0)	(0.7)	(0.7)	(1.9)
Reorganisation costs	(4.5)	—	—	—	—
Other administrative expenses	(18.6)	(22.2)	(20.7)	(20.9)	(19.0)
Administrative expenses	(26.8)	(25.5)	(24.3)	(24.8)	(23.4)
Operating profit	14.8	19.8	20.0	18.2	25.7
Net interest (payable)/receivable	(11.5)	(5.7)	(2.6)	(2.6)	(4.6)
Profit on ordinary activities before taxation	3.2	14.1	17.4	15.6	21.1
Tax on profit on ordinary activities	(6.5)	(4.9)	(6.2)	(5.5)	(7.6)
(Loss)/profit for the financial period	(3.2)	9.1	11.3	10.1	13.5
Dividends	—	(25.0)	(22.5)	(31.0)	(62.3)
Accumulated loss for the financial period	(3.2)	(15.9)	(11.3)	(20.9)	(48.8)

Results of Operations

Comparison of the Nine Months Ended 31 January 2005 and 2004

Turnover

	Nine months ended 31 January			
	2004		2005	
	(U.S.$'000)	(per cent.)	(U.S.$'000)	(per cent.)
Licence Fees[1]	47,583	51.9	58,701	53.1
Maintenance Fees[1]	41,200	44.9	48,944	44.3
Consultancy Fees[1]	2,952	3.2	2,839	2.6
Total turnover	91,735	100.0	110,484	100.0

Note:
(1) The Directors use the split of turnover between licence fees, maintenance fees and consultancy fees in order to assess the future revenue flows from the current portfolio of customers.

Turnover for the nine months ended 31 January 2005 increased by 20.4 per cent. to US$110.5 million from US$91.7 million for the nine months ended 31 January 2004. However, after removing the impact of currency fluctuations on turnover during the period, turnover increased by 16.0 per cent.

The increase of US$18.7 million over the period was principally driven by a 23.4 per cent. increase in licence fees and an 18.8 per cent. increase in maintenance fees. The increase in licensing turnover was principally attributable to increased volumes of licence sales, particularly in North America, as a result of Micro Focus' efforts to leverage its partners' distribution networks. Within licence sales, the proportion of turnover generated from sales of deployment software, particularly with respect to the UNIX

platform, continued to increase, partially driven by the overall industry trend towards the use of service-oriented architectures and web services frameworks. Contributing to these gains were licence fees generated by a new PeopleSoft contract as of 1 May 2004 and additional sales activities of resellers. However, these gains were partially offset by the impact of reduced prices with respect to Micro Focus' development software.

The increase in maintenance fees was driven by increasing licence sales during the nine months ended 31 January 2005, as well as maintenance renewal fees for licences sold during the prior financial year. Consultancy fees during the period continued to decrease on an absolute basis and as a percentage of total turnover, in line with the Company's overall strategy with respect to the provision of consultancy and training services in the future.

Cost of sales
Cost of sales for the nine months ended 31 January 2005 decreased by 26.7 per cent. to US$4.6 million from US$6.3 million for the nine months ended 31 January 2004. The decrease in cost of sales was principally driven by a reduction in headcount as a result of the Group's implementation of its partner-centric approach towards customer support and a reduction in the level of consulting and training services provided during the period.

In addition, cost of sales continued to decline as a percentage of turnover from 6.9 per cent. for the nine months ended 31 January 2004 to 4.2 per cent. for the comparable period in 2005 principally attributable to strong turnover growth and the factors discussed above.

Gross profit
As a result of the foregoing, gross profit for the nine months ended 31 January 2005 increased by 23.9 per cent. to US$105.9 million from US$85.4 million for the nine months ended 31 January 2004. Due to its ability to continue to reduce cost of sales relative to total turnover over the period, the Company was able to improve its gross profit margin from 93.1 per cent. for the nine months ended 31 January 2004 to 95.8 per cent. for the nine months ended 31 January 2005.

Selling and distribution costs
Selling and distribution costs for the nine months ended 31 January 2005 increased by 17.7 per cent. to US$34.6 million from US$29.4 million for the nine months ended 31 January 2004.

The principal driver of the US$5.2 million increase in selling and distribution costs over the period was the hiring of additional members of the sales force, particularly relationship managers for the accounts of systems integrators, in order to capitalise on Lift & Shift growth opportunities. In addition to initial hiring costs, Micro Focus also experienced an increase in the amount of commissions it paid to its sales personnel during the period, principally driven by the growth in the volume of development and deployment software sold. Micro Focus also experienced higher non-US dollar denominated sales and marketing salary costs due to the continued depreciation of the US dollar against pounds sterling over the period.

Selling and distribution costs decreased as a percentage of total turnover during the period from 32.1 per cent. of total turnover to 31.3 per cent. principally attributable to the strength in turnover growth during the period.

Research and development
Research and development for the nine months ended 31 January 2005 increased by 2.3 per cent. to US$17.0 million from US$16.6 million for the nine months ended 31 January 2004, which was fairly stable and represents a slight increase in expenditures associated with releases of version updates for existing products as well as ongoing development of new products and technologies.

While research and development increased slightly in absolute terms, it decreased as a percentage of total turnover during the period from 18.1 per cent. to 15.4 per cent., principally attributable to the strength in turnover growth during the period.

Administrative expenses
Administrative expenses for the nine months ended 31 January 2005 increased by 13.9 per cent. to US$25.9 million from US$22.7 million for the nine months ended 31 January 2004.

The US$3.1 million increase was attributable to a US$1.8 million increase in other administrative expenses, reflecting costs related to the Global Offer, and a US$1.4 million increase in share-based compensation costs. The increase in share-based compensation costs reflects the issuance of additional options pursuant to the Company's employee share option plans during the period.

Administrative expenses decreased as a percentage of total turnover during the period from 24.8 per cent. of total turnover to 23.4 per cent., principally attributable to the strength in turnover growth during the period.

Operating profit
As a result of the foregoing, operating profit for the nine months ended 31 January 2005 increased by 70.1 per cent. to US$28.4 million from US$16.7 million for the nine months ended 31 January 2004. In addition, operating profit increased during the period by over seven percentage points from 18.2 per cent. of total turnover to 25.7 per cent.

EBITDA
EBITDA for the nine months ended 31 January 2005 increased by 56.4 per cent. to US$32.7 million from US$20.9 million for the nine months ended 31 January 2004. In addition to the matters discussed above, the increase in EBITDA during the period was attributable to a slight increase in depreciation charges for the nine months ended 31 January 2005. For the reasons discussed above, EBITDA as a percentage of total turnover increased to 29.6 per cent. from 22.8 per cent.

Adjusted EBITDA
Adjusted EBITDA for the nine months ended 31 January 2005 increased by 58.0 per cent. to US$36.4 million from US$23.1 million for the nine months ended 31 January 2004. Adjusted EBITDA as a percentage of total turnover increased to 33.0 per cent. from 25.1 per cent.

Net interest payable
Net interest payable for the nine months ended 31 January 2005 increased by 111.3 per cent. to US$5.1 million from US$2.4 million for the nine months ended 31 January 2004. The US$2.7 million increase was attributable to a US$1.3 million increase in interest charges as a result of higher average outstanding loan balances during the nine months ended 31 January 2005 as compared to the prior nine month period and a US$1.5 million charge representing accelerated amortisation of issue costs based on the planned early repayment of a portion of the Company's long-term debt arrangements with Wells Fargo Foothill and DB Zwirn. The increased interest costs resulted in net interest payable increasing as a percentage of total turnover over the period from 2.6 per cent. to 4.6 per cent.

Profit on ordinary activities before taxation
Profit on ordinary activities before taxation for the nine months ended 31 January 2005 increased by 63.2 per cent. to US$23.3 million from US$14.3 million for the nine months ended 31 January 2004. Profit on ordinary activities before taxation as a percentage of turnover increased during the period from 15.6 per cent. to 21.1 per cent.

Tax on profit on ordinary activities
Tax on profit on ordinary activities for the nine months ended 31 January 2005 increased by 66.8 per cent. to US$8.4 million from US$5.1 million for the nine months ended 31 January 2004. The US$3.4 million increase experienced during the period is principally attributable to increased taxes due to increased profitability, both in the United Kingdom and abroad, during the period, partially offset by a decrease in deferred taxes.

Profit for the financial period
Profit for the nine months ended 31 January 2005 increased by 61.3 per cent. to US$14.9 million from US$9.2 million for the nine months ended 31 January 2004.

Dividends
Dividends paid by Micro Focus during the nine months ended 31 January 2005 increased by 141.8 per cent. to US$68.8 million from US$28.5 million for the nine months ended 31 January 2004.

Accumulated loss for the financial period
As a result of the foregoing, the accumulated loss for the nine months ended 31 January 2005 increased by 180.6 per cent. to US$53.9 million from US$19.2 million for the nine months ended 31 January 2004. This position is primarily attributable to the dividends paid by the Company to its existing shareholders.

Comparison of the Years Ended 30 April 2004 and 2003

Turnover

	Year ended 30 April			
	2003		2004	
	(U.S.$'000)	(per cent.)	(U.S.$'000)	(per cent.)
Licence fees[1]	59,353	51.7	64,211	50.9
Maintenance fees[1]	50,269	43.7	57,980	45.9
Consultancy fees[1]	5,291	4.6	4,077	3.2
Total turnover	114,913	100.0	126,268	100.0

Note:
[1] The Directors use the split of turnover between licence fees, maintenance fees and consultancy fees in order to assess the future revenue flows from the current portfolio of customers.

Turnover for the financial year ended 30 April 2004 increased by 9.9 per cent. to US$126.3 million from US$114.9 million for the financial year ended 30 April 2003. However, after removing the impact of currency fluctuations on turnover during the period, turnover increased by 4.0 per cent.

The increase of US$11.4 million over the period was principally driven by a 15.3 per cent. increase in maintenance fees and an 8.2 per cent. increase in licence fees. The increase in maintenance fees reflects increasing licence sales during the period as well as the impact of a high percentage of Micro Focus' customers entering into maintenance renewal contracts for licences purchased during the prior financial period. The increase in licensing turnover was principally attributable to increased volumes of licence sales as a result of Micro Focus' efforts to leverage its partners' distribution network. Within licence sales, the proportion of turnover generated from sales of deployment software, particularly with respect to the UNIX platform, continued to increase, partially driven by the overall industry trend towards the use of service-oriented architectures and web services frameworks. However, these gains were partially offset by the impact of reduced prices with respect to Micro Focus' development software.

Reported growth in turnover was also partially offset by the running off of residual original equipment manufacturer agreements retained by Micro Focus following the Demerger and a decline in consulting fees. This contract run-off was primarily experienced in North America and, when combined with the relative underperformance of the North American sales force during the period, resulted in limited growth for that region over the period.

Cost of sales
Cost of sales for the financial year ended 30 April 2004 increased by 2.7 per cent. to US$8.3 million from US$8.1 million for the financial year ended 30 April 2003. There were no material changes to the drivers of the cost of sales during the period. As a percentage of total turnover, cost of sales slightly decreased from 7.0 per cent to 6.6 per cent. during the period, principally attributable to the strength in turnover growth during the period.

Gross profit
As a result of the foregoing, gross profit for the financial year ended 30 April 2004 increased by 10.4 per cent. to US$118.0 million from US$106.9 million for the financial year ended 30 April 2003. The gross profit margin was stable over the period, increasing slightly during the financial year ended 30 April 2004 to 93.4 per cent. of total turnover from 93.0 per cent. during the financial year ended 30 April 2003.

Selling and distribution costs
Selling and distribution costs for the financial year ended 30 April 2004 increased by 14.8 per cent. to US$39.7 million from US$34.6 million for the financial year ended 30 April 2003.

The principal driver of the increase in selling and distribution costs over the period was the hiring of additional members of the sales force, particularly relationship managers for the accounts of systems integrators, in order to prepare Micro Focus to capitalise on Lift & Shift growth opportunities. In addition to initial hiring costs, Micro Focus also experienced an increase in the amount of commissions it paid to its sales personnel during the period, principally driven by the growth in the volume of development and deployment software sold. However, despite the overall increase in sales personnel over the period, Micro Focus experienced 11 redundancies in its sales and marketing team, which also contributed to an increase in selling and distribution costs. Lastly, Micro Focus also experienced higher non-US dollar denominated sales and marketing salary costs due to the continued depreciation of the US dollar against pounds sterling over the period.

Selling and distribution costs also increased as a percentage of total turnover from 30.1 per cent. for the financial year ended 30 April 2003 to 31.4 per cent. for the financial year ended 30 April 2004 as a result of the trends noted above.

Research and development
Research and development for the financial year ended 30 April 2004 increased by 10.6 per cent. to US$22.4 million from US$20.2 million for the financial year ended 30 April 2003. The US$2.1 million increase was principally attributable to the addition of technology and product development staff, increased salaries and depreciation of the US dollar against pounds sterling and euro during the period. Despite the overall increase, research and development costs remained stable as a percentage of total turnover, increasing slightly from 17.6 per cent. to 17.7 per cent.

Administrative expenses
Administrative expenses for the financial year ended 30 April 2004 increased by 4.8 per cent. to US$30.7 million from US$29.3 million for the financial year ended 30 April 2003. The increase in administrative expenses was principally driven by an increase in salary costs and share option charges.

Despite the overall cost increase, administrative expenses decreased as a percentage of total turnover during the period from 25.5 per cent. to 24.3 per cent. principally attributable to the strength in turnover growth during the period.

Operating profit
As a result of the foregoing, operating profit for the financial year ended 30 April 2004 increased by 10.9 per cent. to US$25.2 million from US$22.8 million for the financial year ended 30 April 2003. Operating profit over the period remained relatively stable as a percentage of total turnover, slightly increasing from 19.8 per cent. of total turnover to 20.0 per cent.

EBITDA
EBITDA for the financial year ended 30 April 2004 increased by 8.7 per cent. to US$30.9 million from US$28.4 million for the financial year ended 30 April 2003. The increase in EBITDA was attributable to the matters discussed above. However, EBITDA as a percentage of total turnover decreased to 24.4 per cent. from 24.7 per cent. principally attributable to the strength in turnover growth during the period.

Adjusted EBITDA
Adjusted EBITDA for the financial year ended 30 April 2004 increased by 12.9 per cent. to US$33.5 million from US$29.6 million for financial year ended 30 April 2003. Adjusted EBITDA as a percentage of total turnover increased to 26.5 per cent. from 25.8 per cent.

Net interest payable
Net interest payable for the financial year ended 30 April 2004 decreased by 51.0 per cent. to US$3.2 million from US$6.6 million for the financial year ended 30 April 2003. The decrease in net interest payable during the financial year ended 30 April 2004 was attributable to lower average

amounts outstanding under the refinanced facilities as compared to the prior period. The absolute decrease in net interest payable also resulted in net interest payable decreasing as a percentage of total turnover over the period from 5.7 per cent. to 2.6 per cent.

Profit on ordinary activities before taxation
Profit on ordinary activities before taxation for the financial year ended 30 April 2004 increased by 36.2 per cent. to US$22.0 million from US$16.2 million for the financial year ended 30 April 2003. Profit on ordinary activities before taxation as a percentage of turnover increased during the period by over three percentage points from 14.1 per cent. to 17.4 per cent.

Tax on profit on ordinary activities
Tax on profit on ordinary activities for the financial year ended 30 April 2004 increased by 37.5 per cent. to US$7.8 million from US$5.7 million for the nine months ended 31 January 2004. The US$2.1 million increase experienced during the period is principally attributable to increased taxes outside of the United Kingdom attributable to improved profitability and an increase in deferred taxes.

Profit for the financial period
Profit for the financial year ended 30 April 2004 increased by 35.5 per cent. to US$14.2 million from US$10.5 million for the financial year ended 30 April 2003.

Dividends
Dividends paid by Micro Focus during the financial year ended 30 April 2004 were broadly consistent with the dividends paid during the financial year ended 30 April 2003. For the financial year ended 30 April 2004, Micro Focus paid US$28.5 million in dividends and for the financial year ended 30 April 2003, Micro Focus paid US$28.7 million.

Accumulated loss for the financial period
As a result of the foregoing, the accumulated loss for the financial year ended 30 April 2004 was US$14.2 million compared to an accumulated loss of US$18.2 million for the financial year ended 30 April 2003. As noted above, this position is primarily attributable to dividends paid by the Company to its existing shareholders.

Discussion of Operating and Financial Performance For the Financial Year Ended 30 April 2003 and the Nine Months Ended 30 April 2002

The financial information provided in these Listing Particulars for the financial year ended 30 April 2003 and the nine months ended 30 April 2002 are not comparable due to the different accounting periods. The historical consolidated financial information for the Group for the nine months ended and as at 30 April 2002 represents the first period of financial performance of MFIL following the Demerger.

Discussion
Turnover continued to increase over the period, largely driven by increasing volumes of licence sales, principally as a result of increased demand for Leverage & Extend solutions. Within licence sales, Micro Focus management believes that turnover generated by sales of deployment software grew at a higher rate than turnover associated with development software, which was consistent with industry trends towards the use of service-oriented architectures and web services frameworks. However, these volume gains were partially offset by the impact of reduced prices with respect to Micro Focus' development software. Micro Focus also experienced strong growth in its turnover attributable to maintenance renewal fees.

However, reported growth in turnover was partially offset by the expiration of residual original equipment manufacturer agreements retained by Micro Focus following the Demerger. The impact of this contract run-off was primarily experienced in North America.

Cost of sales for the financial year ended 30 April 2003 were broadly in line with the trends exhibited during the nine months ended 30 April 2002.

The combination of the turnover and cost of sales trends supports management's belief that there was a positive underlying trend in gross profit over the period.

During this period, Micro Focus believes that selling and distribution costs decreased on an annualised basis, as during the nine months ended 30 April 2002 Micro Focus' management was focused on establishing the business following the Demerger and building a sales and distribution network, as well as a sales force, that was aligned to the Company's partner-centric model. Following the significant investment made in the prior period, Micro Focus' distribution costs incurred for the financial year ended 30 April 2003 declined on an annualised basis to a level more consistent with the costs going forward.

In addition, during the period, Micro Focus continued to incur significant costs related to research and development.

With respect to administrative expenses, Micro Focus believes that overall administrative costs decreased from the nine months ended 30 April 2002 to the financial year ended 30 April 2003 on an annualised basis due to increasing headcount and salary costs following the Demerger.

Given the performance of its costs over the period, Micro Focus' management believes that there was a positive underlying trend in operating profit as well. However, due to the strong appreciation of pounds sterling, euro and yen against the US dollar over the period, Micro Focus' management believes that currency movements also had a significant positive impact on Micro Focus' reported operating profit for the financial year ended 30 April 2003 as compared to the nine months ended 30 April 2002.

As a result of the foregoing, management also believes there was solid growth in both EBITDA and Adjusted EBITDA in the financial year ended 30 April 2003 continuing the trends exhibited during the nine months ended 30 April 2002.

In August 2002 and March 2003, Micro Focus refinanced its then existing long-term debt arrangements, and Micro Focus' management believes that, as a result, the net effect was that there was a slight increase in the level of interest payments in the financial year ended 30 April 2003 as compared to the nine months ended 30 April 2002 on an annualised basis, driven by higher average amounts outstanding under the facilities during the financial year ended 30 April 2003.

As a result of the relatively higher selling and distribution and administrative costs as a percentage of turnover during the nine months ended 30 April 2002, Micro Focus was able to improve significantly its profit on ordinary activities before taxation during the financial year ended 30 April 2003.

As Micro Focus incurred a loss for the nine months ended 30 April 2002, it did not pay a dividend to its shareholders; however, for the financial year ended 30 April 2003, as discussed earlier, Micro Focus paid US$28.7 million to shareholders.

Overall, Micro Focus' management believes that its profitability improved during the financial year ended 30 April 2003 as compared with the nine months ended 30 April 2002.

Quarterly Turnover

The following table sets forth the Company's turnover by quarter for the periods presented:

	2001	2002				2003				2004				2005
	Nine Months ended 30 Apr 2002			Year ended 30 Apr 2003				Year ended 30 Apr 2004				Nine months ended 31 Jan 2005		
	31 Oct	31 Jan	30 Apr	31 Jul	31 Oct	31 Jan	30 Apr	31 Jul	31 Oct	31 Jan	30 Apr	31 Jul	31 Oct	31 Jan
	(US$ '000)													
Licence fees[1]	12,392	12,118	13,830	12,506	13,808	15,500	17,539	13,859	16,418	17,306	16,628	17,188	19,696	21,817
Maintenance fees[1]	11,879	11,651	11,401	11,475	12,311	13,030	13,453	13,326	13,141	14,733	16,780	15,480	16,362	17,102
Consultancy fees[1]	1,476	2,291	1,872	1,451	1,324	1,247	1,269	977	1,136	839	1,125	837	979	1,023
Total turnover	25,747	26,060	27,103	25,432	27,443	29,777	32,261	28,162	30,695	32,878	34,533	33,505	37,037	39,942

Note:

(1) The Directors use the split of turnover between licence fees, maintenance fees and consultancy fees in order to assess the future revenue flows from the current portfolio of customers.

The audited quarterly data on total turnover shown above exhibits the underlying growth trends in turnover generated by licence and maintenance fees and the strategic decline of fees associated with the provision of consulting and training services.

Micro Focus experiences a degree of seasonality in licence turnover with generally higher quarterly turnover as the financial year progresses, generally followed by a decline in the first quarter of each new financial year. The Group's management believes that this trend is primarily due to the Group's commission and bonus structure which incentivises cumulative sales as the year progresses, coupled with the impact of requiring the sales force to attend a number of training courses in the first quarter of each financial year. However, over time, Micro Focus expects that its recurring turnover from maintenance fees and its repeatable turnover from packaged application providers will lessen the impact of seasonality on its business.

Micro Focus' quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside its control. These factors include: the level of expenditure committed to legacy development and deployment by information technology organisations; the degree to which organisations adopt web-enabled services; the rate at which organisations migrate applications from the mainframe; the degree of competition faced by Micro Focus; foreign currency exchange rate movements; growth in the information technology services market, general economic and business conditions, particularly in the Europe and the United States; changes in technology and competition; and the Company's ability to attract and retain personnel.

Since Micro Focus' operating results may fluctuate and be difficult to predict, its management believes that a quarter-to-quarter comparison of Micro Focus' operating results does not necessarily provide a good indication of Micro Focus' future performance.

Liquidity and Capital Resources

Historical cash flows

The following table sets forth the Company's historical cash flows for each of the periods presented:

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005
	(US$'000)	(US$'000)		(US$'000)	
Net cash inflow from operating activities	21,300	25,031	31,726	22,336	35,222
Returns on investments and servicing of finance	—	—	—	—	—
Net interest paid	(3,645)	(4,488)	(3,019)	(2,264)	(3,391)
Net cash outflow from returns on investments and servicing of finance	(3,645)	(4,488)	(3,019)	(2,264)	(3,391)
Taxation	—	(1,657)	(2,417)	(2,026)	(2,073)
Acquisitions	(55,016)	1,864	—	—	—
Capital expenditure					
Purchase of tangible fixed assets	(3,069)	(2,139)	(1,207)	(721)	(1,035)
Sale of tangible fixed assets	182	—	—	—	—
Net cash outflow for capital expenditure and financial investment	(2,887)	(2,139)	(1,207)	(721)	(1,035)
Equity dividends paid to shareholders	—	(28,726)	(28,450)	(28,450)	(68,800)
Net cash outflow before use of liquid resources and financing	(40,248)	(10,115)	(3,367)	(11,125)	(40,077)
Net cash (outflow)/inflow from the management of liquid resources	(150)	(576)	(6,440)	(1,280)	(2,601)
Net cash inflow from financing	56,257	4,130	15,557	18,101	52,875
Increase/(decrease) in net cash	15,859	(6,561)	5,750	5,696	15,399

Net cash inflow from operating activities
For the nine months ended 31 January 2005, Micro Focus generated net cash inflow from operating activities of US$35.2 million, an increase of 57.7 per cent. over the US$22.3 million achieved during the nine months ended 31 January 2004. The increase in net cash inflow was principally attributable to the increase in operating profit for the nine months ended 31 January 2005.

For the financial year ended 30 April 2004, Micro Focus generated a net cash inflow from operating activities of US$31.7 million, an increase of 26.7 per cent. over the US$25.0 million achieved during the financial year ended 30 April 2003. The increase in net cash inflow was driven by the improved operating performance of Micro Focus, specifically through increased sales of software and the effective management of its working capital position. In particular, during the financial year ended 30 April 2004, the increases in Micro Focus' accounts payable, accruals and deferred turnover largely offset the increases in accounts receivable resulting from increased sales volumes.

For the financial year ended 30 April 2003, Micro Focus' management believes the trend in net cash inflow from operating activities deteriorated over the prior period principally due to a decrease in creditors outstanding.

Going forward, the Company anticipates that its principal source of cash from operating activities will continue to be generated by software licence and maintenance fees.

Net cash outflow from returns on investments and servicing of finance
For the nine months ended 31 January 2005, Micro Focus incurred a net cash outflow from returns on investments and servicing of finance of US$3.4 million, an increase of 49.8 per cent. compared with the US$2.3 million outflow incurred during the nine months ended 31 January 2004. The increase in net cash outflow was largely attributable to an increase in net interest paid during the period.

For the financial year ended 30 April 2004, Micro Focus incurred a net cash outflow from returns on investments and servicing of finance of US$3.0 million, a decrease of 32.7 per cent. compared with the US$4.5 million outflow incurred during the financial year ended 30 April 2003. This principally reflects the effects of the refinancing of the facilities in August 2002 and March 2003, as well as a higher average level of debt outstanding for the financial year ended 30 April 2003.

Taxation
For the nine months ended 31 January 2005, Micro Focus incurred a cash outflow of US$2.1 million related to taxation, which was a slight increase from the US$2.0 million cash outflow incurred during the nine months ended 31 January 2004.

For the financial year ended 30 April 2004, Micro Focus incurred a cash outflow of US$2.4 million related to taxation, which was an increase of 45.9 per cent. over the US$1.7 million cash outflow incurred for the financial year ended 30 April 2003. The increase is principally attributable to the improved profits of the Company for the financial year ended 30 April 2004.

Acquisitions
For the nine month period ended 30 April 2002, Micro Focus experienced a cash outflow of US$55.0 million which was solely attributable to the purchase of the business from MERANT in August 2001. During the financial year ended 30 April 2003, Micro Focus received a cash adjustment to the purchase price of US$1.9 million from MERANT.

Net cash outflow for capital expenditure
For the nine months ended 31 January 2005, Micro Focus incurred a net cash outflow for capital expenditure of US$1.0 million, an increase of 43.6 per cent. compared with the US$0.7 million outflow incurred during the nine months ended 31 January 2004. The increase in net cash outflow was principally attributable to the purchase of additional computer hardware over the later period.

For the financial year ended 30 April 2004, Micro Focus incurred a net cash outflow for capital expenditure of US$1.2 million, a decrease of approximately 43.6 per cent. from the US$2.1 million

outflow experienced during the financial year ended 30 April 2003. The decrease for the financial year ended 30 April 2004 reflects a reduction in asset purchases during the period.

For the nine months ended 30 April 2002, Micro Focus' net cash outflow for capital expenditure was US$2.9 million. However, excluding the amounts paid with respect to the acquisition, Micro Focus' capital expenditures declined significantly during the financial year ended 30 April 2003, driven by Micro Focus' need to comply with certain restrictive covenants relating to permissible levels of capital expenditure in the debt facilities arranged by Wells Fargo and DB Zwirn.

Pursuant to Micro Focus' long-term debt arrangements, Micro Focus has an annual limit on its ability to make capital expenditures of US$3.0 million. As the Company anticipates using all of the net proceeds of the Global Offer and existing cash resources to repay such arrangements, following such repayment, it does not expect to have any ongoing contractual limitations on its capital expenditures. However, it currently does not anticipate experiencing a significant increase to the existing levels of capital expenditure.

Equity dividends paid to shareholders
For the nine months ended 31 January 2005 and 2004, Micro Focus paid US$68.8 million and US$28.5 million, respectively, in dividends to its existing shareholders.

For the financial years ended 30 April 2004 and 2003, Micro Focus paid US$28.5 million and US$28.7 million, respectively, in dividends to its existing shareholders.

Net cash inflow from financing
For the nine months ended 31 January 2005, Micro Focus had a net cash inflow from financing of US$52.9 million, representing a substantial increase over the US$18.1 million achieved during the nine months ended 31 January 2004. This US$34.8 million increase was principally attributable to the drawdown of additional debt under Micro Focus' existing long-term financing arrangements with Wells Fargo Foothill and DB Zwirn, partially offset by the repayment of debt owed to Golden Gate and other lenders.

For the financial year ended 30 April 2004, Micro Focus had a net cash inflow from financing of US$15.6 million, representing a substantial increase over the US$4.1 million achieved during the financial year ended 30 April 2003. The increase in net cash inflow was primarily attributable to reduced repayments under the existing long-term debt facilities in the financial year ended 30 April 2004. For the financial year ended 30 April 2003, Micro Focus repaid approximately US$28.7 million of its outstanding debt, compared with US$8.9 million for the financial year ended 30 April 2004.

During the nine months ended 30 April 2002, Micro Focus had a net cash inflow from financing of US$56.3 million, principally reflecting US$19.5 million in proceeds from a issuance of equity securities to investors and a US$41.7 million increase in debt outstanding as a result of the financing arrangements with Golden Gate Capital and Wells Fargo.

Working capital statement
Micro Focus, in its opinion, believes that the Group has sufficient working capital, taking into account existing financing arrangements and its anticipated net proceeds from the Global Offer (assuming the offer price is set at the minimum of the range), for its present requirements, that is at least for the next 12 months from the date of these Listing Particulars.

Off-balance sheet arrangements
The Company does not have any material off-balance sheet arrangements.

Contractual Obligations and Commitments

Maturity of financial liabilities

The maturity profile of the carrying amount of Micro Focus' financial liabilities, other than short-term trade creditors and accruals, during the periods of the consolidated Accountants' Report was as follows:

	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005		
	Debt					Finance lease obligations	Total
	(US$'000)					(US$'000)	(US$'000)
In one year or less, or on demand	8,156	6,908	10,097	10,090	6,771	—	6,771
In more than one year but not more than two years	8,677	5,574	10,097	10,090	9,270	82	9,352
In more than two years but not more than five years	2,877	32,132	39,940	42,440	96,100	148	96,248
In more than five years	21,118	—	—	—	—	—	—
Total	40,828	44,614	60,134	62,620	112,141	230	112,371

The weighted average interest rate for the financial liabilities above with a fixed rate of interest is as follows:

	Nine months ended 30 April 2002		Year ended 30 April 2003		Year ended 30 April 2004		Nine months ended 31 January 2005	
Currency	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
	(%)	(Months)	(%)	(Months)	(%)	(Months)	(%)	(Months)
US dollar	18.5	72	—	—	—	—	8.5	27

Floating rate financial liabilities bear interest at rates, based on relevant national London inter-bank offer rate equivalents, which are fixed in advance.

Committed revolving credit line

Micro Focus had the following undrawn but committed revolving credit line available during the period covered by the Accountants' Report in respect of which all conditions precedent had been met at the relevant date:

	Floating rate				
	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005
	(US$'000)				
Expiring within 1 year	10,000	10,000	1,250	1,250	750
	10,000	10,000	1,250	1,250	750

Following the Global Offer, the Company plans to terminate the debt facility with Wells Fargo Foothill and DB Zwirn pursuant to which this revolving credit line is made available. However, the Company may obtain similar credit lines in the future.

Operating lease commitments

The Operating Group had annual commitments under non-cancellable operating leases expiring as follows:

	Nine months ended 30 April 2002		Year ended 30 April 2003		Year ended 30 April 2004		Nine months ended 31 January 2004		Nine months ended 31 January 2005	
	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Annual commitments under non-cancellable operating leases expiring:										
Within one year	124	187	1,811	127	1,155	228	273	14	540	74
Within two to five years	8,623	297	6,396	636	1,967	392	2,472	305	3,021	395
After five years	2,376	—	626	—	232	—	475	—	265	—
	11,123	484	8,833	763	3,354	620	3,220	319	3,826	469

Long-term debt arrangements

MFIL, MFIHL, MF(US), MFIP and MFGH (each and collectively, the "Borrower" as the context requires) have entered into a credit agreement dated 21 October 2004 with Wells Fargo (as Arranger, Administrative Agent and Security Trustee) and DB Zwirn Special Opportunities Fund (together with Wells Fargo and any other lender that may join the Facility Agreement from time to time, the "Financier") (the "Facility Agreement"). The Facility Agreement was entered into for the purpose of refinancing previous loan facilities.

The Facility Agreement provides for a US$75,000,000 term loan facility ("Term Loan Facility A"); a US$40,000,000 term loan facility ("Term Loan Facility B"); and a revolving facility of a maximum of US$2 million (the "Revolving Facility"). The Facility Agreement terminates on 21 October 2008. Any outstanding amounts due on that date must be immediately repaid by the Borrower, subject to any refinancing which may take place. The Facility Agreement does not provide the Borrower with an option to extend the facility. If the Borrower chooses to terminate the Facility Agreement prior to 21 October 2008, it must pay a penalty amount upon cancellation equivalent to the "Applicable Prepayment Premium" in addition to any other amounts it owes under the Facility Agreement. As of the date of these Listing Particulars, the Borrower had drawn down US$111,250,000 under the Facility Agreement.

The Borrowers have the option for each facility to have interest charged at a rate based upon the Wells Fargo prime base rate ("Base Rate") or at a rate based upon LIBOR ("LIBOR Rate"), subject to certain conditions.

If the Borrower draws down money under the Base Rate option, the interest rate is the Base Rate plus a margin of: (i) in relation to Term Loan Facility A and the Revolving Facility, 0.50 percentage points; and (ii) in relation to Term Loan Facility B, 3.00 percentage points. If the Borrower selects the LIBOR Rate option, the interest rate is LIBOR plus a margin of: (i) in relation to Term Loan Facility A and the Revolving Facility, 3.00 percentage points; and (ii) in relation to Term Loan Facility B, 5.00 percentage points.

In the event of and during the continuation of an "event of default", a default interest payment equivalent to 2.00 per cent. is payable on any outstanding amounts under the Facility Agreement. In addition, the Borrower paid a commitment fee upon obtaining the initial advance under the Facility Agreement and pays other customary, periodic fees.

Term Loan Facility A is to be repaid on the first day of each month in monthly instalments of US$625,000 for the period between 1 November 2004 and 1 October 2005, US$710,000 for the period between 1 November 2005 and 1 October 2006, and US$960,000 every month after that. Term Loan

Facility B is to be repaid in one repayment on maturity of the agreement. Amounts borrowed under the Revolving Facility may be repaid and reborrowed at any time during the term of the Facility Agreement. Any outstanding unpaid principal balance and all accrued and unpaid interest under any of the facilities is due and payable on the date of termination of the Facility Agreement. The Borrower has the right to terminate the Facility Agreement upon at least 15 days' written notice to the Financier. The Financier may terminate the Facility Agreement when an event of default occurs.

The Facility Agreement requires the Borrower to undertake and observe affirmative and negative covenants, including, but not limited to, covenants relating to the provision of financial information to the Financier and to maintain certain specified financial ratios, as further described in paragraph 13 of "Part XIV — Additional Information" of these Listing Particulars. The Facility Agreement contains negative covenants that restrict the Borrower from undertaking certain types of actions, including, among other things, creating particular types of security interests, giving guarantees, disposing of assets, making distributions, changing the principal nature of the Borrower's business, incurring additional debt or being the subject of a change of control.

Micro Focus (UK) Limited, MFL and Micro Focus (Canada) Limited/Espace Micro Focus (Canada) Limited (each and collectively, the "Guarantor" as the context requires) each provide a guarantee to the Financier under which they each irrevocably and unconditionally guarantee the obligations of each Borrower under the Facility Agreement (the "Guarantees"). In addition, the Facility Agreement is secured by a number of other security interests in favour of the Financier, including a charge over the shares of a subsidiary company, MFGH, granted by MFIL; debentures provided by each of MFGH, Micro Focus (UK) Limited and MFL; and charges over deposits provided by MFL (all documents creating security, collectively, the "Security Documents"). Micro Focus International Limited has also entered into a subordination agreement with the Financier.

The Facility Agreement sets out a number of events of default including, but not limited to, the failure to pay, insolvency and a general event of default which captures any breaches of any term of the Facility Agreement (for example, the "change of control" covenant). A "change of control" would occur if any of the following events occur: (i) Golden Gate (and/or one or more of the investment funds managed by it) and Parallax Capital directly or indirectly fail to own more than 65 per cent. of the voting stock of MFIL (provided that an issue of stock to parties other than Golden Gate (and/or one or more of the investment funds managed by it) and Parallax Capital that results in the percentage held by those parties being less than 65 per cent. will not result in a change of control so long as those parties directly or indirectly continue to own more than 50 per cent. of the voting stock of MFIL which allows those parties to vote for the election of members of the board of directors of MFIL) (ii) a majority of the Board of Directors of Micro Focus International Limited do not constitute Continuing Directors (as defined in the Facility Agreement), or (iii) any Borrower or Guarantor cease to directly or indirectly own and control 100 per cent. of the outstanding capital stock of each of its respective subsidiaries (other than as the result of certain permitted dispositions) as of the date of making the initial advance under the Facility Agreement. Although under the Facility Agreement the Borrower has a prescribed grace period to rectify a limited number of events of default, there is no grace period in the event that most events of default are triggered, such as in the event of a failure to pay or a change in control.

While the terms of the Facility Agreement do not require the Borrower to make a mandatory repayment of all outstanding amounts on the occurrence of an event of default, the Financier has the right to declare all obligations of the Borrower to be immediately due and payable. In addition, an event of default will generally trigger the right of the Financier to exercise any of its rights under the Guarantees and Security Documents.

All events of default under the Facility Agreement constitute "enforcement events" under the Security Documents, and give the Financier the right to make a call under the Guarantees. There may be certain situations where the Financiers are restricted in how they may deal with the security.

In connection with the Global Offer, there will be a reorganisation of the Group which may trigger events of default under the Facility Agreement and, in turn, enforcement events under the Security Documents. As a result, the Borrowers have obtained a waiver and consent from the Agent and Security

Trustee (acting on behalf of the Lenders) with respect to the Facility Agreement and Security Documents to allow the reorganisation and Global Offer to occur. A condition of the waiver and consent will be Micro Focus International plc, Micro Focus Holdings Ltd and MFIP each becoming a party to the Facility Agreement and other documents and providing requested new security for the benefit of the Lenders. The new security will, broadly speaking, be similar in its scope and nature to the security which is currently in place under the Security Documents and will include, but will not be limited to, each of Micro Focus International plc, Micro Focus Holdings Ltd and MFIP providing guarantees, debentures, security interests and, where requested, share charges over equity interests in subsidiary companies and is expected to be finalised prior to Admission.

Upon the satisfaction of the conditions of the waiver and consent, neither an event of default under the Facility Agreement nor an enforcement event under the Security Documents that otherwise might have occurred in connection with the reorganisation is likely to be triggered as a result of the reorganisation. Furthermore, while the waiver and consent acknowledges that it is the Company's intention to repay the outstanding amounts under the Facility Agreement from the proceeds of the Global Offer, it imposes no obligation on the Group to repay the Facility Agreement in full following the reorganisation. If the Group should choose not to repay the Facility Agreement in full following the reorganisation, such decision, in and of itself, will not trigger an event of default under the Facility Agreement.

In connection with the Global Offer, the Company intends to use all of its net proceeds and its existing cash resources to pay down its existing debt early and, as a result, will be required to pay the Lenders a fee of $710,000, pursuant to the existing arrangements.

Committed capital expenditure
The Group does not have any current or planned capital expenditure which is committed.

Critical Accounting Policies and Estimates

The discussion and analysis of Micro Focus' results of operation and financial position are based upon the Company's Accountants' Report, which is prepared in accordance with UK GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, turnover and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Micro Focus evaluates estimates, including those related to turnover recognition, goodwill, trade debtors and allowances and deferred tax. The Company's estimates are based on historical experience and on various other assumptions that Micro Focus believes to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

Micro Focus believes the following principal accounting policies are important in understanding the Company's Accountants' Report under UK GAAP included in Part VI of these Listing Particulars.

Turnover recognition
Micro Focus enters into agreements to sell software products, services and other arrangements (multiple element arrangements) that include combinations of products and services. Turnover from product sales, net of trade discounts and allowances, is recognised provided that: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price is fixed or determinable; and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. For sales that include customer-specified acceptance criteria, turnover is recognised after the acceptance criteria have been met. Turnover from services is deferred and recognised over the contractual period or as services are rendered and accepted by the customer. When arrangements include multiple elements, Micro Focus uses objective evidence of fair value to allocate turnover to the elements and recognise turnover when the criteria for turnover recognition have been met for each element. The amount of product turnover recognised is affected by the Company's judgment as to whether an arrangement includes multiple elements and if so, whether objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish objective evidence of

fair value for those elements could affect the timing of the turnover recognition. Most of these conditions are subjective and actual results could vary from the estimated outcome, requiring future adjustments to turnover.

Goodwill and goodwill impairment

Goodwill is determined by comparing the amounts paid for businesses acquired and the fair value of the underlying assets and liabilities of the acquired businesses. Goodwill is amortised to administrative expenses in the Operating Group's consolidated profit and loss statement on a straight line basis over 14 years, which is the estimate of its useful economic life.

We assess the impairment of goodwill at the end of the first full financial year following the year of the related acquisition. Where there is evidence of a potential impairment to the carrying value of fixed assets, Micro Focus undertakes an estimation of the fair value of that fixed asset in accordance with the approach set out in FRS 11 "Impairment of fixed assets and goodwill". The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates. Estimates are used in deriving these cash flows and the discount rate. The discount rate applied reflects the current market assessment of the time value of money and the risks specific to each country in which Micro Focus operates. An impairment loss would be recognised in the profit and loss account to the extent that the carrying value of the asset was in excess of the fair value and would be included in the determination of operating profit.

Trade debtors and allowances

Trade debtors are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate of doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified. Our trade debtors accounts, net of allowance for doubtful accounts, was US$27.7 million as of 31 January 2005, US$27.3 million as of 31 January 2004, US$28.8 million as of 30 April 2004, US$25.9 million as of 30 April 2003 and US$23.9 million as of 30 April 2002. The allowance for doubtful accounts was US$0.7 million as of 31 January 2005, US$1.4 million as of 31 January 2004, US$0.5 million as of 30 April 2004, US$1.0 million as of 30 April 2003 and US$1.3 million as of 30 April 2002. The allowance is based on our assessment of the collectibility of customer accounts.

Micro Focus regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the trade debtor balances and current economic conditions that may affect a customer's ability to pay. If a major customer's creditworthiness deteriorates, or if actual defaults are higher than Micro Focus' historical experience, or if other circumstances arise, the estimates of the recoverability of amounts due to Micro Focus could be overstated, and additional allowances could be required, which could have an adverse impact on turnover.

Deferred tax

Deferred tax arises due to temporary differences between the inclusion of income and expenses in the accounts and their effect on the underlying tax calculations of Micro Focus' subsidiaries. The main factors affecting deferred tax are differences between the accounting and tax treatment of depreciation on fixed assets, provisions and tax losses carried forward. Where the effect of such timing differences is to create a deferred tax asset, this is only recognised in the accounts to the extent that it is probable that future taxable profit will be available against which the temporary differences can be offset and the asset is measured at the tax rates that are expected to apply when the asset is realised.

Micro Focus is subject to income taxes in the United Kingdom, the United States, Japan and a number of additional countries. Significant judgment is required in evaluating Micro Focus' tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Micro Focus establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite Micro Focus' belief that its tax return positions are fully supportable, Micro Focus believes that certain positions are likely to be challenged and may not be sustained on review by tax authorities. Micro Focus adjusts these reserves

in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant management judgment is required in determining whether deferred tax assets will be realised in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as tax losses carried forward will not be realised, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realisable. Realisation is based on Micro Focus' ability to generate sufficient future taxable income. Accordingly, Micro Focus believes that there is no requirement for a valuation allowance. Income taxes will continue to be recorded for various jurisdictions subject to the need for valuation allowances in those jurisdictions.

Micro Focus' future principal tax rates could be adversely affected by earnings being lower than anticipated in countries where Micro Focus has lower statutory rates and higher than anticipated in countries where it has higher statutory rates, by changes in the valuation of Micro Focus' deferred tax assets or liabilities, or by changes in tax laws or interpretations thereof. In addition, Micro Focus is subject to the continuous examination of its income tax returns by tax authorities. Micro Focus regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes.

Dividend Policy

Under Cayman law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to MFIP, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing a further dividend. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman law.

During the financial year ended 30 April 2004, Micro Focus paid $28.5 million in the form of dividends to its existing shareholders and, as of the date of these Listing Particulars, Micro Focus has paid $78.8 million during the current financial year, including US$10.0 million paid during the fourth quarter ending 30 April 2005, in the form of dividends to its existing shareholders, as permitted under Cayman law. From the date of Admission, the Company will be subject to English law in respect of the payment of dividends.

The Board intends to adopt a progressive dividend policy, reflecting the long-term earnings and cash flow potential of Micro Focus, whilst targeting an initial level of dividend cover for the full financial year ending 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis.

Although Micro Focus has paid dividends in the past and, as stated above, intends to continue doing so in the future, there is no assurance that Micro Focus will declare and pay, or have the ability to declare and pay, any dividends on the Ordinary Shares in the future.

In addition, the payment of dividends historically should not be viewed as guidance for the level of dividends going forward.

For a discussion of limitations and other related matters pertaining to the Company's ability to pay dividends, please see "Part I — Risk Factors — Business and Industry Risks" of these Listing Particulars.

Current Trading and Prospects

Since 31 January 2005, the Group's turnover and operating profit have been in line with the Board's expectations. The Group has continued to show strong revenue growth over the comparable quarter ended 30 April 2004, with even stronger growth at the operating profit level as a result of the increased

sales efficiency of working with its network of partners. The Directors believe that turnover for the fourth quarter ending 30 April 2005 should be slightly below the third quarter ended 31 January 2005, (which benefited from a number of comparatively large contracts entered into during that period), but above that for the comparable fourth quarter period ended 30 April 2004.

The Directors believe that the Group's financial and trading prospects remain favourable for the next financial year commencing May 2005, based on a strong sales pipeline, continuing growth in the degree of customer adoption of Micro Focus' "Lift & Shift" solution and improved sales efficiency.

Qualitative and Quantitative Disclosures on Market Risk

Financial instruments
The Group's financial instruments comprise cash, liquid resources, loans, and various debtors and creditors, such as trade debtors and trade and other creditors, that arise directly from its operations. The Group has not entered into any significant derivatives transactions.

The main risks arising from the Group's financial instruments are credit risk, foreign currency risk and interest rate risk. The Board of Micro Focus reviews and agrees policies for managing each of these risks and they are summarised below. These policies have been in place since inception on 10 August 2001.

Credit risk
Financial instruments which potentially expose the Group to a concentration of credit risk consists primarily of cash equivalents and accounts receivable. Cash equivalents are deposited with high credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Company maintains a provision for impairment based upon the expected collectibility of accounts receivable. The Company sells products and services to a wide range of customers around the world and, therefore, believes it has no material concentration of credit risk.

Foreign currency risk
The Company's reporting currency is the US dollar. The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the functional currency of the operations giving rise to those sales or purchases. In addition, the Company has currency exposures to balances in currencies other than the Company's functional currency. The Group had no hedging arrangements in place at the periods ended 30 April 2002, 30 April 2003, 30 April 2004 and 31 January 2005 to hedge against these risks.

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

	Net foreign currency monetary assets/(liabilities)			
	US Dollars	Euros	Other currencies	Total
			$'000	
30 April 2002				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	—	—	—	—
Sterling	262	976	—	1,238
Other	346	—	—	346
Total	608	976	—	1,584
30 April 2003				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	25	—	—	25
Sterling	124	14	—	138
Other	644	—	—	644
Total	793	14	—	807
31 January 2004				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	8	—	—	8
Sterling	417	101	—	518
Other	1,081	—	—	1,081
Total	1,506	101	—	1,607
30 April 2004				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	2,382	—	—	2,382
Sterling	79	116	—	195
Other	4,180	—	—	4,180
Total	6,641	116	—	6,757
31 January 2005				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	8,589	—	—	8,589
Sterling	685	184	—	869
Other	977	328	242	1,547
Total	10,251	512	242	11,005

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance.

Interest rate risk

Micro Focus is subject to interest rate risk due to interest rate fluctuations and the nature of its obligations under its existing financing arrangements. Nearly all amounts of the Group's debt which is outstanding incur interest on a floating rate basis, meaning that the interest rate applied against outstanding amounts changes over time. These movements expose Micro Focus to risk and may cause it either to pay more or less money in respect of interest rate charges depending on the fluctuations.

The interest rate risk profile of Micro Focus' financial liabilities for the period covered by the Accountant's Report was as follows:

	Total at floating rates				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	(U.S.$'000)				
Bank loans and overdraft	19,710	44,614	60,134	62,620	112,141
Finance lease obligations	—	—	—	—	—
	19,710	44,614	60,134	62,620	112,141

	Total at fixed rates				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	(U.S.$'000)				
Bank loans and overdraft	21,118	—	—	—	—
Finance lease obligations	—	—	—	—	230
	21,118	—	—	—	230

	Total book value				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	(U.S.$'000)				
Bank loans and overdraft	40,828	44,614	60,134	62,620	112,141
Finance lease obligations					230
	40,828	44,614	60,134	62,620	112,371

Interest rate risk and currency profile of financial assets

	Total at floating rates					Total book value				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Cash at bank and in hand										
— $ US	6,569	3,077	9,162	5,036	18,094	6,569	3,077	9,162	5,036	18,094
— £ Sterling	813	452	1,704	733	1,573	813	452	1,704	733	1,573
— Euro	3,332	4,532	5,918	7,727	8,173	3,332	4,532	5,918	7,727	8,173
— Other	5,145	2,732	470	3,325	5,719	5,145	2,732	470	3,325	5,719
	15,859	10,793	17,254	16,821	33,559	15,859	10,793	17,254	16,821	33,559
Current asset investments										
— Euro	150	726	6,731	2,006	4,080	150	726	6,731	2,006	4,080
— Other	—	—	435	—	485	—	—	435	—	485
	150	726	7,166	2,006	4,565	150	726	7,166	2,006	4,565
	16,009	11,519	24,420	18,827	38,124	16,009	11,519	24,420	18,827	38,124

Part VI:
Accountants' Report under UK GAAP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc (the "Company")
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

29 April 2005

Dear Sirs

Micro Focus International Limited (the "Operating Company")

Introduction

We report on the consolidated financial information (the "Consolidated Financial Information") set out below. This Consolidated Financial Information has been prepared for inclusion in the Listing Particulars dated 29 April 2005 (the "Listing Particulars") of Micro Focus International Plc (the "Company") from the audited non-statutory consolidated financial statements of Micro Focus International Limited (the "Operating Company"). The Operating Company and its subsidiaries are referred to as the "Operating Group".

Basis of preparation

The Consolidated Financial Information set out below is based on the audited non-statutory consolidated financial statements of the Operating Company for the nine months to 30 April 2002, the two years to 30 April 2004 and the two nine month periods to 31 January 2004 and 31 January 2005, to which no adjustments were considered necessary.

Responsibility

The non-statutory financial statements are the responsibility of the directors of the Operating Company, who approved their issue.

The directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the Consolidated Financial Information set out in our report from the non-statutory financial statements for the periods referred to above and to form an opinion on the Consolidated Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the Consolidated Financial Information. The evidence included that previously obtained by PricewaterhouseCoopers LLP relating to the audit of the non-statutory financial statements underlying the Consolidated Financial Information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the Consolidated Financial Information and whether the accounting policies are appropriate to the circumstances of the Operating Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Consolidated Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the Consolidated Financial Information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Operating Group as at the dates stated and of its results, statement of gains and losses and cash flows for the periods then ended.

MICRO FOCUS INTERNATIONAL LIMITED

STATEMENT OF GROUP PROFIT AND LOSS ACCOUNTS

	Note	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
		$'000	$'000	$'000	$'000	$'000
Turnover	3	78,910	114,913	126,268	91,735	110,484
Cost of sales		(5,981)	(8,061)	(8,279)	(6,302)	(4,622)
Gross profit		72,929	106,852	117,989	85,433	105,862
Selling and distribution costs		(26,175)	(34,581)	(39,697)	(29,411)	(34,611)
Research and development		(13,978)	(20,214)	(22,350)	(16,628)	(17,013)
Amortisation of goodwill	9	(2,826)	(3,769)	(3,769)	(2,826)	(2,826)
Share-based compensation payments		(61)	(30)	(840)	(676)	(2,063)
Reorganisation costs	5	(3,528)	—	—	—	—
Other administrative expenses		(14,716)	(25,497)	(26,094)	(19,204)	(20,962)
Total administrative expenses		(21,131)	(29,296)	(30,703)	(22,706)	(25,851)
Operating profit		11,645	22,761	25,239	16,688	28,387
Net interest payable	4	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)
Profit on ordinary activities before taxation	3,5	2,563	16,157	22,006	14,296	23,332
Tax on profit on ordinary activities	6	(5,093)	(5,650)	(7,771)	(5,051)	(8,424)
(Loss)/profit for the financial period		(2,530)	10,507	14,235	9,245	14,908
Dividends						
— from share premium account	7	—	(17,500)	—	—	—
— from realised and unrealised profit and loss reserves	7	—	(11,226)	(28,450)	(28,450)	(68,800)
Accumulated loss for the financial period	21	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
(Loss)/earnings per ordinary share						
— basic	8	(2.09)c	7.24c	9.78c	6.35c	10.18c
— diluted	8	(2.03)c	7.09c	9.49c	6.17c	9.96c
Earnings per ordinary share before goodwill amortisation						
— basic	8	0.24 c	9.84c	12.37c	8.30c	12.11c
— diluted	8	0.24 c	9.63c	12.00c	8.05c	11.85c

All amounts relate to continuing operations.

There is no material difference between the profit on ordinary activities before taxation and the (loss)/profit for the periods stated above and their historical cost equivalents.

MICRO FOCUS INTERNATIONAL LIMITED

STATEMENT OF GROUP RECOGNISED GAINS AND LOSSES

	Note	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
		$'000	$'000	$'000	$'000	$'000
Accumulated loss for the financial period	21	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
Exchange adjustments offset in reserves	22	231	(417)	304	865	(474)
Total losses recognised for the period		(2,299)	(18,636)	(13,911)	(18,340)	(54,366)

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	Note	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
		$'000	$'000	$'000	$'000	$'000
Accumulated loss for the financial period	21	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
Exchange adjustments offset in reserves	22	231	(417)	304	865	(474)
Proceeds of ordinary shares issued	19	20,254	186	7	1	500
Repurchase of shares	21	(75)	—	—	—	—
Value of share options issued under employee share option plans		—	28	449	286	1,932
Net change in shareholders' funds		17,880	(18,422)	(13,455)	(18,053)	(51,934)
Shareholders' funds/(deficit) as at beginning of the period		—	17,880	(542)	(542)	(13,997)
Shareholders' funds/(deficit) as at end of the period		17,880	(542)	(13,997)	(18,595)	(65,931)

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
		$'000	$'000	$'000	$'000	$'000
Fixed assets						
Intangible assets	9	49,942	46,173	42,404	43,347	39,578
Tangible assets	10	4,044	4,390	4,115	4,166	3,820
		53,986	50,563	46,519	47,513	43,398
Current assets						
Stock	11	320	190	312	313	452
Debtors	12	41,412	33,625	37,925	32,434	37,398
Deferred tax asset	18	11,462	9,506	5,998	7,226	4,151
Investments	13	150	726	7,166	2,006	4,565
Cash at bank and in hand		15,859	10,793	17,254	16,821	33,559
		69,203	54,840	68,655	58,800	80,125
Creditors — Amounts falling due within one year	14	(70,972)	(64,892)	(73,654)	(67,665)	(78,275)
Net current (liabilities)/assets		(1,769)	(10,052)	(4,999)	(8,865)	1,850
Total assets less current liabilities		52,217	40,511	41,520	38,648	45,248
Creditors — Amounts falling due after more than one year	15	(34,337)	(41,053)	(55,517)	(57,243)	(111,179)
Net assets/(liabilities)		17,880	(542)	(13,997)	(18,595)	(65,931)
Capital and reserves						
Called up share capital	19	1	1	1	1	1
Share premium account	20	20,253	2,939	2,946	2,940	3,446
Profit and loss reserve (deficit)	21	(2,605)	(3,296)	(17,062)	(22,215)	(69,022)
Other reserves	22	231	(186)	118	679	(356)
Total equity shareholders' funds/(deficit)		17,880	(542)	(13,997)	(18,595)	(65,931)

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

	Note	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
		$'000	$'000	$'000	$'000	$'000
Net cash inflow from operating activities	23	21,300	25,031	31,726	22,336	35,222
Returns on investments and servicing of finance						
Net interest paid		(3,645)	(4,488)	(3,019)	(2,264)	(3,391)
Net cash outflow from returns on investments and servicing of finance		(3,645)	(4,488)	(3,019)	(2,264)	(3,391)
Taxation		—	(1,657)	(2,417)	(2,026)	(2,073)
Acquisitions						
Purchase of subsidiary undertakings, net of cash acquired		(55,016)	1,864	—	—	—
Net cash (outflow)/inflow from acquisitions		(55,016)	1,864	—	—	—
Capital expenditure and financial investment						
Purchase of tangible fixed assets		(3,069)	(2,139)	(1,207)	(721)	(1,035)
Sale of tangible fixed assets		182	—	—	—	—
Net cash outflow for capital expenditure and financial investment		(2,887)	(2,139)	(1,207)	(721)	(1,035)
Equity dividends paid to shareholders		—	(28,726)	(28,450)	(28,450)	(68,800)
Net cash outflow before use of liquid resources and financing		(40,248)	(10,115)	(3,367)	(11,125)	(40,077)
Management of liquid resources						
(Increase)/reduction in short-term deposits with banks		(150)	(576)	(6,440)	(1,280)	2,601
Net cash (outflow)/inflow from the management of liquid resources		(150)	(576)	(6,440)	(1,280)	2,601
Financing						
Issue of ordinary share capital		19,514	186	7	1	500
Repurchase of ordinary share capital		(75)	—	—	—	—
Increase in borrowings	24	36,818	3,944	15,550	18,100	52,375
Net cash inflow from financing		56,257	4,130	15,557	18,101	52,875
Increase/(decrease) in net cash		15,859	(6,561)	5,750	5,696	15,399

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1 Basis of preparation

Accounting convention
The Consolidated Financial Information has been prepared under the historical cost convention and prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP").

Basis of consolidation
The Consolidated Financial Information comprises Micro Focus International Limited (the "Operating Company"), a company incorporated in the Cayman Islands, and its wholly-owned subsidiaries (together the "Operating Group") for the nine months to 30 April 2002, the year to 30 April 2003, the year to 30 April 2004 (including a separate presentation of the nine months to 31 January 2004 included within that period) and the nine months to 31 January 2005. All significant inter-company balances and transactions have been eliminated upon consolidation.

On 10 August 2001 the Operating Company acquired the business of developing, supporting and marketing, licensing and selling (a) legacy transformation and integration products and services for the purpose of providing an enterprise solution to integrate and extend a company's existing business rules, data and processes to the new platforms of e-business and (b) traditional enterprise application development products and services carried on by the Vendor through its Application, Creation and Transformation (ACT) division from Merant Plc.

The following principal subsidiary undertakings, which are all wholly-owned, have been included in the Consolidated Financial Information:

Company name	Country of incorporation	Principal activities
Micro Focus Group Holdings Unlimited	Ireland	Holding Company
Micro Focus International Holdings Limited	Ireland	Sale and support of software
Micro Focus IP Limited	Cayman Islands	Intellectual owners, developer and licensor
Micro Focus Limited	UK	Development, sale and support of software
Micro Focus GmbH	Germany	Sale and support of software
Micro Focus (Canada) Limited	Canada	Sale and support of software
Micro Focus NV (Holland)	Netherlands	Sale and support of software
Micro Focus (US) Inc	USA	Development, sale and support of software
Micro Focus KK	Japan	Sale and support of software
Micro Focus Srl	Italy	Sale and support of software
Micro Focus SAS	France	Sale and support of software
Micro Focus Pty Limited	Australia	Sale and support of software
Micro Focus AS	Norway	Sale and support of software
Micro Focus NV (Belgium)	Belgium	Sale and support of software

These companies operate principally in the country in which they are incorporated.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

2 Principal accounting policies

Revenue recognition
The Operating Group recognises revenue from sales of software licenses to end-users or resellers upon persuasive evidence of an arrangement, delivery of the software, and determination that collection of a fixed or determinable fee is reasonably assured. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions. If such evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where evidence of fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangements does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered.

If the arrangement includes acceptance criteria, revenue is not recognised until the Operating Group can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Operating Group recognises license revenue derived from sales to resellers, upon delivery to the reseller provided that all other revenue recognition criteria are met, otherwise revenue is deferred and recognised upon delivery of product to the ultimate end user.

Maintenance revenue is derived from providing technical support and software updates to customers. Maintenance revenue is recognised rateably over the term of the contract, which in most cases is one year. Revenue from consulting and training services is recognised as the services are performed.

Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred revenue.

Foreign currencies
For the purposes of preparing the Consolidated Financial Information, the Operating Group has adopted the US Dollar as its reporting currency as the majority of its revenues and all of its borrowings are designated in that currency. The Operating Group has determined that the functional currency of each subsidiary operation is its respective local currency. The exchange rate of UK Sterling to US Dollars at 31 January 2005 was $1.8861 (30 April 2002: $1.4572, 30 April 2003: $1.5739, 31 January 2004: $1.7734 and 30 April 2004: $1.8072).

Transactions in a foreign currency are recorded by each subsidiary at the rate of exchange on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at fiscal year end are translated at the prevailing exchange rate on that date and the exchange gain or loss is recorded in the profit and loss account.

On consolidation, the results of operations of non-US Dollar operations are translated into the reporting currency at the average rate of exchange for each period. Differences arising on the re-translation are taken directly to the foreign currency translation reserve.

Share options
The Operating Group has applied the requirements of FRS 20 *Share-based Payment*. In accordance with the transition provisions, FRS 20 has been applied to all grants after 7 November 2002 that were unvested as of 1 January 2005. Grants prior to this date were made under the provisions of UITF 17 *Employee share schemes*. The adoption of FRS 20 represents a change in accounting policy.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

The Operating Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Operating Group's estimate of shares that will eventually vest. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled share-based payments.

Fair value is measured by using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Pension costs
The Operating Group makes contributions to employees' personal defined contribution schemes. Payments are charged to the profit and loss account in the period to which they relate.

Financial instruments
The Operating Group does not enter into derivative financial instruments and has no financial liabilities other than loans, trade and other creditors.

The carrying value of the Operating Group's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and debt accrued liabilities approximate their fair values due to their short maturities. With the exception of the subordinated loan notes taken out in 2001, the carrying value of long term debt and other debt approximates fair value and is based on borrowing rates currently available with similar terms and average maturities. The fair value of the subordinated loan notes has been separately calculated and disclosed.

Financial instruments that potentially subject the Operating Group to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions and are regularly monitored by management. The Operating Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial condition are performed. The Operating Group maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable.

The Operating Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

Financial assets
Financial assets are shown at cost less provision for any impairment in value.

Cash and current asset investments
Cash consists of cash in hand and deposits repayable upon demand without penalty. Investments in bank deposits and other interest bearing instruments with initial maturities of one year or less are categorised as current asset investments. Such investments are carried at cost which approximates fair value.

Borrowings
All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Tangible fixed assets

The cost of tangible fixed assets is purchase cost together with any incidental costs of acquisition. Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight-line basis over the expected useful economic life of the assets concerned. The principal annual rates used for this purpose are:

Leasehold improvements	Remainder of the lease term
Furniture and fixtures	5-7 years
Computer equipment	1-5 years

The Operating Group does not have a policy of revaluing tangible fixed assets.

Leases

Assets held under finance leases are capitalised at their fair value on the commencement of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account. Costs in respect of operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Goodwill

Goodwill represents the excess of the fair value of the purchase consideration for businesses and shares in subsidiary undertakings over the fair value of the net assets acquired. Goodwill is capitalised and amortised on a straight-line basis over its useful life, which the directors estimate to be 14 years.

Impairment of fixed tangible assets and intangible assets

Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Research and development

Research and development costs are written off to the profit and loss account as they are incurred.

Stock

Stock consists of packaging materials and is stated at the lower of cost and net realisable value. Cost is determined on an average cost basis. Net realisable value is the price at which stocks can be sold in the normal course of business after allowing for the costs of realisation. Provision is made where necessary for obsolete, slow moving and defective stocks.

Taxation including deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date, deferred tax is recognised.

A net deferred tax asset is recognised as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on an undiscounted basis.

3 Segmental reporting

The directors consider there to be only one class of business being the provision of legacy application development and deployment software for contemporary platforms. Therefore, only geographical information is given below.

Turnover

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Geographical analysis					
North America	45,036	60,165	61,357	44,559	54,446
Europe and the Middle East	27,477	43,895	47,537	35,397	42,151
Rest of the World	6,397	10,853	17,374	11,779	13,887
Total	78,910	114,913	126,268	91,735	110,484

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

Profit on ordinary activities before taxation

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Geographical analysis					
North America	6,356	16,332	17,138	10,851	21,891
Europe and the Middle East	5,489	6,485	4,353	4,235	4,840
Rest of the World	(200)	(56)	3,748	1,602	1,656
	11,645	22,761	25,239	16,688	28,387
Net interest payable	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)
Total	2,563	16,157	22,006	14,296	23,332

Net assets/(liabilities)

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Geographical analysis					
North America	6,775	(2,952)	(2,955)	(3,462)	(1,986)
Europe and the Middle East	(80)	16	5,352	2,845	6,548
Rest of the World	2,499	1,421	1,952	1,975	3,054
	9,194	(1,515)	4,349	1,358	7,616
Goodwill	49,942	46,173	42,404	43,347	39,578
	59,136	44,658	46,753	44,705	47,194
Bank loans	(41,256)	(45,200)	(60,750)	(63,300)	(113,125)
Net assets/(liabilities)	17,880	(542)	(13,997)	(18,595)	(65,931)

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

4 Net interest payable

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Interest receivable and similar income					
Bank interest	54	117	141	86	261
	54	117	141	86	261
Interest payable and similar charges					
Interest payable on bank loans and overdrafts	(1,726)	(2,312)	(3,160)	(2,328)	(3,605)
Interest payable on other loans	(2,829)	(3,942)	—	—	—
Finance charges on finance leases	—	—	—	—	(7)
Subordinated loan costs	(4,438)	—	—	—	—
Amortisation of issue costs	(143)	(39)	(214)	(150)	(183)
Accelerated amortisation of issue costs	—	(428)	—	—	(1,521)
	(9,136)	(6,721)	(3,374)	(2,478)	(5,316)
Net interest payable	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)

5 Profit on ordinary activities before taxation

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Profit before taxation is stated after charging/(crediting)					
Staff costs (note 26)	33,278	53,395	61,399	43,630	48,825
Depreciation of tangible fixed assets					
Owned assets	1,485	1,869	1,849	1,406	1,498
Under finance lease	—	—	—	—	14
Amortisation of goodwill	2,826	3,769	3,769	2,826	2,826
Loss on disposal of fixed assets	62	23	—	—	10
Hire of plant and machinery	56	205	125	94	82
Other operating lease rentals	2,366	3,813	3,929	2,941	2,978
Foreign exchange differences	432	(163)	(50)	528	(797)
Management charges (see note 28)	900	1,200	1,200	900	900
Reorganisation costs	3,528	—	—	—	—
Redundancy costs	493	—	562	562	—
Other non-recurring costs	—	—	—	—	743

Reorganisation costs reflect costs incurred in reorganising the Operating Group following the Demerger.

During the period the Operating Group (including its overseas subsidiaries) obtained the following services from the Operating Group's auditor at costs as detailed below:

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Audit services — statutory audit	439	507	519	389	459
Further assurance services	123	36	194	145	207
Taxation services					
Compliance services	80	151	151	113	45
Advisory services	17	151	20	15	210
Auditors' remuneration — other services	32	73	55	41	5
Total	691	918	939	703	926

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

The Operating Group's auditors, PricewaterhouseCoopers LLP, provide non-audit services for the Operating Group over and above the external audit (principally tax advice and due diligence work). The Board of Directors reviews the level of non-audit fees and believes that the Operating Group receives particular benefit from tax advice provided by its auditors given their wide and detailed knowledge of the Operating Group. The Board is confident that the objectivity and independence of the auditors is not impaired in any way by reason of its non-audit work.

6 Tax on profit on ordinary activities

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Analysis of charge in period					
United Kingdom					
Corporation tax at 30% (2004: 30%; 2003: 30%; 2002: 30%)	1,141	1,968	1,957	1,272	4,391
Double tax relief	(246)	(203)	(271)	(176)	(197)
Foreign tax	1,800	1,929	2,577	1,675	2,383
Total current tax	2,695	3,694	4,263	2,771	6,577
Deferred tax					
Origination and reversal of timing differences	2,398	1,956	3,508	2,280	1,847
Total deferred tax	2,398	1,956	3,508	2,280	1,847
Tax on profit on ordinary activities	5,093	5,650	7,771	5,051	8,424

The tax for the period is different than the standard rate of corporation tax in the UK (30 per cent). The differences are explained below;

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Profit on ordinary activities before tax	2,563	16,157	22,006	14,296	23,332
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%; 2003: 30%; 2002: 30%)	769	4,847	6,602	4,289	7,000
Effects of:					
Expenses not deductible for tax purposes	2,017	(696)	(553)	(356)	311
Capital allowances in excess of depreciation	(294)	(1,021)	(2,694)	(1,751)	(1,475)
Other timing differences					
Temporary	865	1,617	796	518	(940)
Permanent	(8,029)	(4,052)	(1,730)	(1,125)	(34)
Tax losses arising	5,060	1,500	120	78	602
Group relief not paid	(135)	—	—	—	—
Excess overseas taxation	895	830	719	467	718
Adjustment in respect of foreign tax rates	1,547	669	1,003	651	395
Total current tax	2,695	3,694	4,263	2,771	6,577

Permanent other timing differences relate primarily to the tax effect of deferred revenue acquired within the Operating Group's North American businesses. Tax losses arising relate primarily to the Operating Group's North American businesses.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

7 Dividends

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Equity — Ordinary					
Final paid: $1.34 (2004: $0.55; 2003: $0.22, 2002: nil) per $0.00001 share	—	11,226	28,450	28,450	68,800
Interim paid: nil (2004: nil, 2003: $0.34, 2002: nil) per $0.00001 share	—	17,500	—	—	—
Total	—	28,726	28,450	28,450	68,800

Of the dividends proposed and paid during the year ended 30 April 2003, $11,226,000 was distributed from the profit and loss account reserves and $17,500,000 was distributed from the share premium account, in accordance with the laws of the Cayman Islands, which also allows for dividends to be paid out of unrealised profits.

Under Cayman law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to Micro Focus IP Limited, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing further dividends, including a dividend of $68,800,000 in the period ended 31 January 2005. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman law.

8 Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to ordinary shareholders for each relevant period and on 146,398,689 shares for the nine months ended 31 January 2005, 145,573,797 shares for the year ended 30 April 2004, 145,497,870 for the nine months ended 31 January 2004, 145,085,649 shares for the year ended 30 April 2003 and 121,179,900 shares for the year ended 30 April 2002 being the weighted average number of ordinary shares after taking account of the restructuring of the existing share capital, resulting in the previous shareholders of Micro Focus International Limited holding three ordinary shares in Micro Focus International plc for every one ordinary share they currently hold in the capital of Micro Focus International Limited, conditional on Admission. The weighted average number of shares has been adjusted to exclude the 1,386,000 class A shares and the 1,386,000 class D shares repurchased by the Company.

The calculation of the diluted earnings per share has been based on the earnings attributable to ordinary shareholders for each relevant period and on 149,690,544 shares for the nine months ended 31 January 2005, 149,962,662 shares for the year ended 30 April 2004, 149,908,635 for the nine months ended 31 January 2004, 148,276,269 shares for the year ended 30 April 2003 and 124,619,580 shares for the year ended 30 April 2002 being the weighted average number of ordinary shares after taking account of share options and the restructuring of the existing share capital, conditional on Admission, as described above.

Supplementary basic and diluted EPS have been calculated to exclude the effect of amortisation of goodwill. The adjusted numbers have been provided in order that the effect of the goodwill amortisation on reported earnings can be fully appreciated.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

	9 months ended 30 April 2002		
	(Loss)/ Earnings	Weighted average number of shares	Per share amount
	$'000	$'000	cents
Basic EPS			
Loss attributable to ordinary shareholders	(2,530)	121,180	(2.09)
Effect of dilutive securities			
Options		3,440	
Diluted EPS			
Loss attributable to ordinary shareholders	(2,530)	124,620	(2.03)
Supplementary EPS to exclude goodwill amortisation			
Basic EPS	(2,530)	121,180	(2.09)
Effect of goodwill amortisation	2,826		
Basic EPS excluding goodwill amortisation	296	121,180	0.24
Diluted EPS	(2,530)	124,620	(2.03)
Effect of goodwill amortisation	2,826		
Diluted EPS excluding goodwill amortisation	296	124,620	0.24

	Year ended 30 April 2003			Year ended 30 April 2004		
	(Loss)/ Earnings	Weighted average number of shares	Per share amount	(Loss)/ Earnings	Weighted average number of shares	Per share amount
	$'000	'000	cents	$'000	'000	cents
Basic EPS						
Earnings attributable to ordinary shareholders	10,507	145,086	7.24	14,235	145,574	9.78
Effect of dilutive securities						
Options		3,190			4,388	
Diluted EPS						
Earnings attributable to ordinary shareholders	10,507	148,276	7.09	14,235	149,962	9.49
Supplementary EPS to exclude goodwill amortisation						
Basic EPS	10,507	145,086	7.24	14,235	145,574	9.78
Effect of goodwill amortisation	3,769			3,769		
Basic EPS excluding goodwill amortisation	14,276	145,086	9.84	18,004	145,574	12.37
Diluted EPS	10,507	148,276	7.09	14,235	149,962	9.49
Effect of goodwill amortisation	3,769			3,769		
Diluted EPS excluding goodwill amortisation	14,276	148,276	9.63	18,004	149,962	12.00

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

	9 months ended 31 January 2004			9 months ended 31 January 2005		
	(Loss)/ Earnings	Weighted average number of shares	Per share amount	(Loss)/ Earnings	Weighted average number of shares	Per share amount
	$'000	'000	cents	$'000	'000	cents
Basic EPS						
Earnings attributable to ordinary shareholders	9,245	145,498	6.35	14,908	146,399	10.18
Effect of dilutive securities						
Options		4,411			3,292	
Diluted EPS						
Earnings attributable to ordinary shareholders	9,245	149,909	6.17	14,908	149,691	9.96
Supplementary EPS to exclude goodwill amortisation						
Basic EPS	9,245	145,498	6.36	14,908	146,399	10.18
Effect of goodwill amortisation	2,826			2,826		
Basic EPS excluding goodwill amortisation	12,071	145,498	8.30	17,734	146,399	12.11
Diluted EPS	9,245	149,909	6.17	14,908	149,691	9.96
Effect of goodwill amortisation	2,826			2,826		
Diluted EPS excluding goodwill amortisation	12,071	149,909	8.05	17,734	149,691	11.85

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

9 Intangible fixed assets

	Goodwill
	$'000
Cost	
At 1 August 2001	—
Additions	52,768
At 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005	52,768
Amortisation	
At 1 August 2001	—
Charge for the period	2,826
At 30 April 2002	2,826
Charge for the year	3,769
At 30 April 2003	6,595
Charge for the period	2,826
At 31 January 2004	9,421
Charge for the period	943
At 30 April 2004	10,364
Charge for the period	2,826
At 31 January 2005	13,190
Net book amount	
At 31 January 2005	39,578
At 30 April 2004	42,404
At 31 January 2004	43,347
At 30 April 2003	46,173
At 30 April 2002	49,942

The goodwill arising as a result of the acquisition of the Operating Group from Merant Plc is being amortised on a straight line basis over the estimated useful economic life, which the directors estimate to be 14 years.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

10 Tangible fixed assets

	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$'000	$'000	$'000	$'000
Cost				
At 1 August 2001	—	—	—	—
Acquisitions	372	1,605	384	2,361
Additions	88	3,101	223	3,412
Disposals	(253)	—	(2)	(255)
At 30 April 2002	207	4,706	605	5,518
Exchange adjustments	(5)	335	70	400
Reclassifications	11	(162)	151	—
Additions	97	1,895	45	2,037
Disposals	—	(103)	(44)	(147)
At 30 April 2003	310	6,671	827	7,808
Exchange adjustments	18	578	90	686
Additions	132	605	61	798
Disposals	—	(42)	(10)	(52)
At 31 January 2004	460	7,812	968	9,240
Exchange adjustments	(6)	(138)	(23)	(167)
Additions	109	278	110	497
Disposals	(6)	(70)	(1)	(77)
At 30 April 2004	557	7,882	1,054	9,493
Exchange adjustments	19	429	65	513
Additions	138	731	111	980
Disposals	—	(127)	(50)	(177)
At 31 January 2005	714	8,915	1,180	10,809

	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$'000	$'000	$'000	$'000
Aggregate depreciation				
Charge for the period	37	1,176	272	1,485
Disposals	(11)	—	—	(11)
At 30 April 2002	26	1,176	272	1,474
Exchange adjustments	(2)	158	43	199
Reclassifications	4	(8)	4	—
Charge for the year	50	1,666	153	1,869
Disposals	—	(90)	(34)	(124)
At 30 April 2003	78	2,902	438	3,418
Exchange adjustments	3	251	48	302
Charge for the period	53	1,162	191	1,406
Disposals	—	(42)	(10)	(52)
At 31 January 2004	134	4,273	667	5,074
Exchange adjustments	(1)	(49)	(12)	(62)
Charge for the period	20	382	41	443
Disposals	(6)	(70)	(1)	(77)
At 30 April 2004	147	4,536	695	5,378
Exchange adjustments	3	229	34	266
Charge for the period	81	1,274	157	1,512
Disposals	—	(126)	(41)	(167)
At 31 January 2005	231	5,913	845	6,989
Net book amount				
At 31 January 2005	483	3,002	335	3,820
At 30 April 2004	410	3,346	359	4,115
At 31 January 2004	326	3,539	301	4,166
At 30 April 2003	232	3,769	389	4,390
At 30 April 2002	181	3,530	333	4,044

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

The amounts included within computer equipment include finance leases with a cost of $251,000 (30 April 2004: nil, 31 January 2004: nil, 30 April 2003: nil, 30 April 2002: nil) and a net book amount of $230,000 (30 April 2004: nil, 31 January 2004: nil, 30 April 2003: nil, 30 April 2002: nil).

11 Stocks

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Finished goods	320	190	312	313	452

12 Debtors

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Amounts falling due within one year:					
Trade debtors	23,932	25,890	28,758	27,277	27,699
Other debtors	15,131	5,209	6,330	2,434	6,470
Prepayments and accrued income	2,349	2,526	2,837	2,723	3,229
	41,412	33,625	37,925	32,434	37,398

13 Investments

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Short-term deposits	150	726	7,166	2,006	4,565

14 Creditors — Amounts falling due within one year

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Bank loans (note 16)	8,156	6,908	10,097	10,090	6,771
Trade creditors	2,234	1,747	1,822	1,680	2,251
Corporation tax	2,919	4,419	9,821	5,516	11,768
Other tax and social security payable	518	1,998	2,417	3,067	2,464
Obligations under finance leases	—	—	—	—	82
Accruals and deferred income	57,145	49,820	49,497	47,312	54,939
	70,972	64,892	73,654	67,665	78,275

The bank loans due within one year or on demand are secured. For further details of the loans and the security see note 16.

15 Creditors — Amounts falling due after more than one year

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Bank and other borrowings (note 16)	32,672	37,706	50,037	52,530	105,370
Obligations under finance leases	—	—	—	—	148
Deferred income	1,665	3,347	5,480	4,713	5,661
	34,337	41,053	55,517	57,243	111,179

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

16 Bank and other borrowings due after more than one year

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Bank loans:					
Secured	11,554	37,706	50,037	52,530	105,370
Unsecured	21,118	—	—	—	—
	32,672	37,706	50,037	52,530	105,370

Secured loan

(i) Facility 1

On 10 August 2001 the Operating Group entered into a term loan facility for $25 million ("Facility 1") to provide working capital and to fund the acquisition from Merant plc (see note 25). The term loan was secured by substantially all the assets of the Operating Group and was repayable over three years in equal monthly instalments. The loan bore an effective interest rate of base rate plus 3.25%, limited to a floor of 7% per annum.

On 19 August 2002, the Operating Group borrowed an additional $7,638,884. Under the amended agreement, a fixed monthly amount of $800,000 was payable from 1 September 2002 through to 31 August 2003. Subsequent to this date, monthly re-payments were made based on the outstanding principal amount of the Term Loan as at 31 August 2003 over three years in equal monthly instalments paid from 1 September 2003 with the last payment being due on 1 August 2006. The effective interest rate remained at the base rate plus 3.25%, limited to a floor of 7% per annum.

On 4 November 2003, the Operating Group modified this term loan facility, borrowing an additional $24,416,667, bringing the total term loan balance to $40,000,000. The total amount bore interest at the bank base rate plus 0.5%. Principal payments were due on the first day of each month at a fixed rate of $850,000 through and including 1 July 2006, at which time all outstanding interest and principal would have been due.

(ii) Facility 2

On 28 March 2003, the Operating Group entered into a further term loan facility for $25 million which was due in full on 28 March 2007. The loan was secured by a guarantee from CCG Investments (BVI), LP (Golden Gate Capital Management, LLC) and bore interest at a rate equal to the sum of the Alternate Base Rate plus 2.5% per annum. The Alternate Base Rate being the rate per annum equal to the higher of (i) the base rate in effect on the day and (ii) the Federal Funds rate in effect on the day plus 0.5%.

(iii) Facility 3

On 21 October 2004, the Operating Group repaid the amounts outstanding under Facility 1 and Facility 2 and entered into a new term loan agreement for $115 million with Wells Fargo Foothill Capital Corporation. The term loan is secured by substantially all the assets of the Operating Group, including all of the tangible and intangible assets and all inventory balances. Of the cash and cash equivalents held by the Operating Group $10,000,000 is pledged as security and therefore is not available for use by the Operating Company. The loan is split into Term Loan A ($75 million) and Term Loan B ($40 million). Monthly repayments for Term Loan A are fixed at $625,000 until 1 October 2005, $710,000 until 1 October 2006 and then $960,000 until maturity. Term Loan B is repayable in full on 21 October 2008. Term Loan A bears interest at LIBOR plus 3%, limited to a floor of 4% and Term Loan B bears interest at LIBOR plus 5%, limited to a floor

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

of 7%. Under the terms of the facility, in the event of an early termination as a result of the offering of the shares of the Operating Company for public sale or the sale of the majority of the Operating Group's assets, Term Loan A is subject to a termination payment of $306,500 and Term Loan B is subject to a termination payment of $400,000 (if the loan is repaid prior to 31 July 2005) and Term Loan A is subject to a termination payment of $153,250 and Term Loan B is subject to a termination payment of $400,000 (if the loan is repaid after 31 July 2005 but before 20 October 2008).

Unsecured loan
As part of the acquisition described in Note 25, the Operating Company issued a subordinated loan note for $16,562,000 to a majority shareholder and related party. The notes bore interest at 18.5%, of which 13.5% was repaid in cash to the note holder and 5% was capitalised as principal. The Note was repayable in full with any accrued but unpaid interest on 31 July 2007. The Operating Company had the option to prepay $6 million of principal on the Note by February 2002. If this option was not exercised, the Operating Company was required to issue to the Note holder additional shares. No prepayment was made, therefore the Operating Company issued the ordinary share capital in February 2002 as described in Note 19. The fair value of the shares issued ($4,438,000) was recorded as an additional interest expense. On 28 March 2003, this Loan Note was repaid in full from the proceeds of a new $25 million term loan (above).

17 Financial instruments

The Operating Group's financial instruments comprise cash, liquid resources, loans, and various debtors and creditors, such as trade debtors and trade and other creditors that arise directly from its operations. The Operating Group has not entered into any significant derivatives transactions.

The main risks arising from the Operating Group's financial instruments are credit risk, foreign currency risk and interest rate risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have been in place since inception on 10 August 2001.

Credit risk
Financial instruments which potentially expose the Operating Group to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. Cash equivalents are deposited with high credit quality financial institutions. The Operating Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Operating Group maintains an allowance for doubtful debts based upon the expected collectibility of accounts receivable. The Operating Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

Foreign currency risk
The Operating Group's principal functional currency is US Dollar. The Operating Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Operating Group's functional currency. In addition, the Operating Group has currency exposures to balances in currencies other than the Operating Group's functional currency. There were no hedging transactions in place at the periods ended 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005.

Short-term debtors and creditors
All the Operating Group's debtors falling due within one year (other than bank deposits) and creditors falling due within one year (other than bank and other borrowings) are excluded from the tables below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Interest rate risk and maturity profile of financial liabilities

The interest rate risk profile of the Operating Group's financial liabilities for the period covered by the Consolidated Financial Information was as follows:

	Total at floating rates					Total at fixed rates				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Bank loans and overdraft — $ US	19,710	44,614	60,134	62,620	112,141	21,118	—	—	—	—
Finance lease obligations — $ US	—	—	—	—	—	—	—	—	—	230
	19,710	44,614	60,134	62,620	112,141	21,118	—	—	—	230

	Total book value				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Bank loans and overdraft — $ US	40,828	44,614	60,134	62,620	112,141
Finance lease obligations — $ US	—	—	—	—	230
	40,828	44,614	60,134	62,620	112,371

Maturity of financial liabilities

The maturity profile of the carrying amount of the Operating Group's financial liabilities, other than short-term trade creditors and accruals during the period of Consolidated Financial Information was as follows:

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005		
	Debt	Debt	Debt	Debt	Debt	Finance lease obligations	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
In one year or less, or on demand	8,156	6,908	10,097	10,090	6,771	—	6,771
In more than one year but not more than two years	8,677	5,574	10,097	10,090	9,270	82	9,352
In more than two years but not more than five years	2,877	32,132	39,940	42,440	96,100	148	96,248
In more than five years	21,118	—	—	—	—	—	—
Total	40,828	44,614	60,134	62,620	112,141	230	112,371

The weighted average interest rate for the financial liabilities above with a fixed rate of interest is as follows:

	9 months ended 30 April 2002		12 months ended 30 April 2003		12 months ended 30 April 2004		9 months ended 31 January 2004		9 months ended 31 January 2005	
Currency	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
	%	Months	%	Months	%	Months	%	Months	%	Months
US dollar	18.5	72	—	—	—	—	—	—	8.5	27

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance.

Interest rate risk and currency profile of financial assets

	Total at floating rates					Total book value				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cash at bank and in hand										
— $ US	6,569	3,077	9,162	5,036	18,094	6,569	3,077	9,162	5,036	18,094
— £ Sterling	813	452	1,704	733	1,573	813	452	1,704	733	1,573
— Euro	3,332	4,532	5,918	7,727	8,173	3,332	4,532	5,918	7,727	8,173
— Other	5,145	2,732	470	3,325	5,719	5,145	2,732	470	3,325	5,719
	15,859	10,793	17,254	16,821	33,559	15,859	10,793	17,254	16,821	33,559
Current asset investments										
— Euro	150	726	6,731	2,006	4,080	150	726	6,731	2,006	4,080
— Other	—	—	435	—	485	—	—	435	—	485
	150	726	7,166	2,006	4,565	150	726	7,166	2,006	4,565
	16,009	11,519	24,420	18,827	38,124	16,009	11,519	24,420	18,827	38,124

Borrowing facilities

The Operating Group has the following undrawn but committed revolver credit line available during the period covered by the Consolidated Financial Information in respect of which all conditions precedent had been met at that date:

	9 months ended 30 April 2002 Floating rate	Year ended 30 April 2003 Floating rate	Year ended 30 April 2004 Floating rate	9 months ended 31 January 2004 Floating rate	9 months ended 31 January 2005 Floating rate
	$'000	$'000	$'000	$'000	$'000
Expiring within one year	10,000	10,000	1,250	1,250	750
Total	10,000	10,000	1,250	1,250	750

Fair values of financial assets and financial liabilities

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The Operating Group's financial assets and financial liabilities at 31 January 2005, 30 April 2004, 31 January 2004, 30 April 2003 and 30 April 2002 are deemed to be equal to their fair value at those dates.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Currency exposures

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

	Net foreign currency monetary assets			
	US Dollars	Euros	Other currencies	Total
	$'000	$'000	$'000	$'000
30 April 2002				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	—	—	—	—
Sterling	262	976	—	1,238
Other	346	—	—	346
Total	608	976	—	1,584
30 April 2003				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	25	—	—	25
Sterling	124	14	—	138
Other	644	—	—	644
Total	793	14	—	807
31 January 2004				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	8	—	—	8
Sterling	417	101	—	518
Other	1,081	—	—	1,081
Total	1,506	101	—	1,607
30 April 2004				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	2,382	—	—	2,382
Sterling	79	116	—	195
Other	4,180	—	—	4,180
Total	6,641	116	—	6,757
31 January 2005				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	8,589	—	—	8,589
Sterling	685	184	—	869
Other	977	328	242	1,547
Total	10,251	512	242	11,005

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

18 Provisions for liabilities and charges

Deferred tax asset

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Deferred tax asset comprises:					
Accelerated capital allowances	(294)	(1,315)	(4,009)	(3,066)	(5,484)
Tax losses	5,060	6,560	6,680	6,638	7,282
Other timing differences					
Temporary	865	2,482	3,278	3,000	2,338
Permanent	5,831	1,779	49	654	15
Deferred tax asset	11,462	9,506	5,998	7,226	4,151
At beginning of period	—	11,462	9,506	9,506	5,998
Acquired on acquisition (note 25)	13,860	—	—	—	—
Amount charged to profit and loss (note 6)	(2,398)	(1,956)	(3,508)	(2,280)	(1,847)
At end of period	11,462	9,506	5,998	7,226	4,151

Permanent other timing differences relate to the tax effect of deferred revenue acquired within the North American businesses.

Tax losses carried forward at 31 January 2005 relate to the Operating Group's North American businesses and amount to approximately $19 million. Such losses can be carried forward without restriction for 20 years from the year of creation.

19 Called up share capital

	30 April 2002 number	30 April 2003 number	30 April 2004 number	31 January 2004 number	31 January 2005 number
Authorised share capital					
Class A ordinary shares of $0.00001 each	86,428,000	86,428,000	86,428,000	86,428,000	86,428,000
Class B ordinary shares at $0.00001 each	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000
Class C ordinary shares at $0.00001 each	1,386,000	1,386,000	1,386,000	1,386,000	1,386,000
Class D ordinary shares at $0.00001 each	1,386,000	1,386,000	1,386,000	1,386,000	1,386,000
Class L ordinary shares at $0.00001 each	8,000,000	8,000,000	8,000,000	8,000,000	8,000,000
Total authorised share capital	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000

	30 April 2002 number	30 April 2003 number	30 April 2004 number	31 January 2004 number	31 January 2005 number
Allotted, called up and fully paid shares of $0.0001 each					
Class A ordinary shares of $0.00001 each	42,249,620	42,378,270	42,446,720	42,446,720	42,792,870
Class B ordinary shares at $0.00001 each	1,840,000	1,952,420	1,985,205	1,985,205	2,145,625
Class C ordinary shares at $0.00001 each	1,386,000	1,386,000	1,386,000	1,386,000	1,386,000
Class D ordinary shares at $0.00001 each	1,386,000	1,386,000	1,386,000	1,386,000	1,386,000
Class L ordinary shares at $0.00001 each	4,143,291	4,143,291	4,143,291	4,143,291	4,143,291
Total allotted, called up and fully paid share capital	51,004,911	51,245,981	51,347,216	51,347,216	51,853,786

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Allotted, called up and fully paid					
Total allotted, called up and fully paid share capital	1	1	1	1	1

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Authorised share capital

The Operating Company was incorporated on 10 August 2001, with a share capital of $1,000 divided into 92,000,000 class A ordinary shares of $0.00001 each and 8,000,000 class L ordinary shares of $0.00001 each. On 30 April 2002, the Board of Directors approved an amendment to the Operating Company's Articles of Incorporation to amend the class A ordinary shares to 86,428,000 class A ordinary shares of $0.00001, 2,800,000 class B ordinary shares of $0.00001, 1,386,000 class C ordinary shares of $0.00001 and 1,386,000 class D ordinary shares of $0.00001.

Allotted, called up and fully paid share capital

On 10 August 2001 the Operating Company issued 35,922,532 class A shares at $0.05411 per share and 3,991,392 class L shares at $4.38312 per share. Of these shares, 8,202,532 class A shares and 911,392 class L shares were issued under the terms of a subordinated loan agreement (see note 16). The total value of the shares issued was $4,438,000 and as no cash was paid for them a charge of this amount was recorded in the period to 30 April 2002.

The loan note also included provision for the further issue of shares on 6 February 2002 should certain conditions not be met. As these conditions were not met a further issue of 1,367,088 class A shares at $0.05411 per share and 151,899 class L shares at $4.38312 per share were issued. The consideration for this issue was the reduction in the amount owed by the Operating Company in respect of the loan note, which was correspondingly reduced by $73,973 in respect of the A shares issued and by $665,792 in respect of the L shares issued.

On 30 April 2002, the Operating Company repurchased 1,386,000 class A shares at a price of $0.05411 per share from, and issued 1,386,000 class D shares at a price of $0.05411 per share to the same shareholder. On the same date the Operating Company also issued 2,000,000 class A shares at $0.05411 per share, 800,000 class B shares at $0.02 per share and 1,078,000 class C shares at $0.01 per share in exchange for a promissory note for an aggregate of $135,000 and a further 2,960,000 class A shares at a price of $0.05411 per share, 1,040,000 class B shares at a price of $0.02 per share and 308,000 class C shares at a price of $0.01 per share under the Restricted Share Agreement for senior management.

During the year ended 30 April 2003 the Operating Company issued 80,000 class A shares at a price of $0.05411 per share and 80,000 class B shares at a price of $0.02 per share as a result of the exercise of options held under the Restricted Share Agreement for senior management. During this period the Operating Company also issued 48,650 class A shares at a price of $0.05411 per share and 32,420 class B shares at prices ranging from $0.02 to $0.05 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan.

During the year ended 30 April 2004 the Operating Company issued 68,450 class A shares at a price of $0.05411 per share and 32,785 class B shares at prices ranging from $0.02 to $0.93 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan.

During the nine months ended 31 January 2005 the Operating Company issued 146,150 class A shares at a price of $0.05411 and 160,420 class B shares at prices ranging from $0.02 to $1.62 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan. 200,000 class A shares at a price of $1.676 were also issued directly. There were no other shares issued or cancelled during the period.

Each holder of an ordinary share is entitled to one vote for each share held at all meetings of shareholders and will be entitled to any dividends declared by the Board of Directors. On a return of capital in a winding up (or otherwise in liquidation) (but not in respect of any redemption, commission or purchase by the Operating Company) the holders of class L shares receive a preferential distribution

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

equal to firstly the unpaid yield (at 12½% per annum) and secondly the aggregate unreturned original cost of class L shares. After the distribution to class L shareholders, the holders of class A and class D shares are entitled to receive a preferential distribution up to three times their aggregate investment. After the distribution to class A and D shareholders, any remaining balance is distributable rateably to class L, A, B and D shares up to five times their aggregate investment. Thereafter any remaining balance is distributable rateably to class L, A, B and C shareholders. A distribution will only be made upon a liquidation event, or a winding up; no distribution will be made in the event of a change in control.

20 Share premium account

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
At start of period	—	20,253	2,939	2,939	2,946
Premium on shares issued to equity shareholders	20,253	186	7	1	500
Transfer to the profit and loss reserve in order to facilitate payment of dividend	—	(17,500)	—	—	—
At end of period	20,253	2,939	2,946	2,940	3,446

Of the dividends proposed and paid during the year ended 30 April 2003, $11,226,000 was distributed through the profit and loss account and $17,500,000 was distributed from the share premium account, in accordance with the laws of the Cayman Islands, which also allows for dividends to be paid out of unrealised profits.

Under Cayman Law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to Micro Focus IP Limited, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing further dividends, including a dividend of $68,800,000 in the period ended 31 January 2005. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman Law.

21 Profit and loss reserve

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
At start of period (deficit)	—	(2,605)	(3,296)	(3,296)	(17,062)
Accumulated loss for the period	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
Repurchase of shares	(75)	—	—	—	—
Transfer from the share premium account in order to facilitate payment of dividend	—	17,500	—	—	—
Value of share options issued under employee share options plans	—	28	449	286	1,932
At period end (deficit)	(2,605)	(3,296)	(17,062)	(22,215)	(69,022)

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

22 Other reserves

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Foreign currency translation reserve					
At start of period (deficit)	—	231	(186)	(186)	118
Exchange adjustments offset in the period	231	(417)	304	865	(474)
At period end (deficit)	231	(186)	118	679	(356)

The foreign currency translation reserve arises upon the translation of wholly-owned foreign operations into the functional currency of United States Dollars.

23 Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Continuing operations					
Operating profit	11,645	22,761	25,239	16,688	28,387
Depreciation charge (net of profit/loss on disposals)	1,273	1,892	1,849	1,406	1,522
Goodwill amortisation	2,826	3,769	3,769	2,826	2,826
Compensation share-option charge	61	30	840	676	2,063
Decrease/(increase) in stocks	51	130	(122)	(123)	(140)
Decrease/(increase) in debtors	1,171	7,787	(4,300)	1,191	527
Increase/(decrease) in creditors	4,273	(11,338)	4,451	(328)	37
Total net cash inflow from operating activities	21,300	25,031	31,726	22,336	35,222

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

24 Reconciliation of movements in net debt

	Cash in hand and at bank	Current asset investments	Debt due after more than 1 year	Debt due within 1 year	Finance lease creditor due after more than 1 year	Finance lease creditor due within 1 year	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 August 2001	—	—	—	—	—	—	—
Cash flows	15,859	150	(28,127)	(8,120)	—	—	(20,238)
Non-cash movements	—	—	(4,545)	(36)	—	—	(4,581)
At 30 April 2002	15,859	150	(32,672)	(8,156)	—	—	(24,819)
Cash flows	(6,561)	576	(4,660)	1,341	—	—	(9,304)
Non-cash movements	—	—	(374)	(93)	—	—	(467)
Exchange movements	1,495	—	—	—	—	—	1,495
At 30 April 2003	10,793	726	(37,706)	(6,908)	—	—	(33,095)
Cash flows	5,696	1,280	(14,704)	(3,152)	—	—	(10,880)
Non-cash movements	—	—	(120)	(30)	—	—	(150)
Exchange movements	332	-	—	—	—	—	332
At 31 January 2004	16,821	2,006	(52,530)	(10,090)	—	—	(43,793)
Cash flows	54	5,160	2,546	4	—	—	7,764
Non-cash movements	—	—	(53)	(11)	—	—	(64)
Exchange movements	379	—	—	—	—	—	379
At 30 April 2004	17,254	7,166	(50,037)	(10,097)	—	—	(35,714)
Cash flows	15,399	(2,601)	(53,765)	3,462	21	—	(37,484)
Non-cash movements	—	—	(1,568)	(136)	(169)	(82)	(1,955)
Exchange movements	906	—	—	—	—	—	906
At 31 January 2005	33,559	4,565	(105,370)	(6,771)	(148)	(82)	(74,247)

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Movement in borrowings					
Debt due within 1 year:					
Repayment of part of bank loan	(4,862)	(7,577)	(8,866)	(6,316)	(6,125)
Debt due after 1 year:					
New secured bank loan	25,000	32,639	24,416	24,416	115,000
New unsecured loan	16,680	—	—	—	—
Repayment of unsecured loan	—	(21,118)	—	—	—
Repayment of part of bank loan	—	—	—	—	(56,500)
Increase in borrowings	36,818	3,944	15,550	18,100	52,375
Issue costs of new bank loan	(571)	(625)	(244)	(244)	(2,072)
Cash flow	36,247	3,319	15,306	17,856	50,303

25 Acquisitions

On 10 August 2001 the Operating Company acquired certain assets and liabilities and the related trade from Merant plc for an initial purchase price of $54,500,000, together with $5,282,000 costs of the transaction. During the year ended 30 April 2003 the Operating Company received a cash payment of $1,864,000 in final settlement for the acquisition, resulting in the net purchase price of $52,636,000.

The assets and liabilities acquired were either transferred into a new statutory entity in the relevant country, or the statutory entity in the country which held these assets was transferred into the Operating

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Group and assets and liabilities not acquired were transferred out. As a result, the Operating Company acquired operating subsidiaries in Ireland, The United States, Canada, the United Kingdom, Germany, France, Italy, Australia, Japan, Norway, Belgium and the Netherlands, together with distribution operations in Spain and Singapore.

This acquisition has been accounted for using the purchase method of accounting. Results of operations for the business acquired have been included with those of the Operating Group subsequent to the date of acquisition. The purchase price was allocated as shown below.

	Book value	Fair value adjustments	Fair value
	$'000	$'000	$'000
Fixed assets			
Tangible assets	2,361	—	2,361
Total fixed assets	2,361	—	2,361
Current assets			
Stocks	371	—	371
Debtors	42,583	—	42,583
Deferred tax asset	—	13,860	13,860
Cash at bank and in hand	4,766	—	4,766
Total current assets	47,720	13,860	61,580
Short term and long term creditors acquired	(57,635)	(1,156)	(58,791)
Identifiable net (liabilities)/assets	(7,554)	12,704	5,150
Goodwill			52,768
Total cost			57,918
Consideration:			
Cash — initial purchase price			54,500
Cash — settlement			(1,864)
Net cash consideration			52,636
Acquisition costs			5,282
Total consideration			57,918

26 Employees and directors

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Staff costs for the group during the period					
Wages and salaries	29,073	47,121	53,856	38,153	42,218
Social security costs	3,331	4,689	5,029	3,640	3,440
Other pension costs	813	1,555	1,674	1,161	1,104
Cost of employee share schemes	61	30	840	676	2,063
	33,278	53,395	61,399	43,630	48,825
Average monthly number of people (including executive directors) employed					
Sales and distribution	182	181	183	187	187
Research and development	135	140	141	141	144
General and administration	143	149	159	155	154
	460	470	483	483	485

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Directors' emoluments

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Aggregate emoluments	454	731	902	703	842
Aggregate gains made on the exercise of share options	—	—	—	—	1,407
	454	731	902	703	2,249

Directors include Richard Lloyd, who whilst not a director of the Operating Company during the period has acted in that capacity. The Operating Group pension contributions are in respect of two Directors for all periods above.

The aggregate remuneration paid to Directors was as follows:

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
9 months ended 30 April 2002						
Executive Directors						
Anthony Hill	165	92	13	24	—	294
Richard Lloyd	120	10	11	19	—	160
Total	285	102	24	43	—	454

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
12 months ended 30 April 2003						
Executive Directors						
Anthony Hill	230	245	20	12	—	507
Richard Lloyd	147	52	17	8	—	224
Total	377	297	37	20	—	731

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
12 months ended 30 April 2004						
Executive Directors						
Anthony Hill	312	290	28	17	—	647
Richard Lloyd	167	60	19	9	—	255
Total	479	350	47	26	—	902

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
9 months ended 31 January 2004						
Executive Directors						
Anthony Hill	253	224	15	12	—	504
Richard Lloyd	132	47	13	7	—	199
Total	385	271	28	19	—	703

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
9 months ended 31 January 2005						
Executive Directors						
Anthony Hill	277	309	15	14	—	615
Richard Lloyd	144	64	12	7	—	227
Total	421	373	27	21	—	842

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Benefits in kind for the executive directors include the provision of a company car, fuel and medical benefits.

None of the non-executive directors (David Dominik and Prescott Ashe) received any emoluments during the periods ended 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005. David Dominik and Prescott Ashe are directors of Golden Gate Capital, the manager of the ultimate parent. Details of transactions with related parties are set out in Note 28.

Directors' interests in share capital

Richard Lloyd holds 160,000 class A shares and 40,000 class B ordinary shares, issued under the Restricted Share Agreement. These interests are beneficially held and represent the only interests of Richard Lloyd in the Operating Company's ordinary shares.

Anthony Hill holds 1,600,000 class A shares, 400,000 class B shares and 308,000 class C shares, issued under the Restricted Share Agreement, which are beneficially held. He was also issued 200,000 class A ordinary shares on 28 October 2004 (in addition to the interest he holds under the Restricted Share Agreement) at a price of $1.67. These interests became beneficially held immediately.

The interests of Directors in options over ordinary shares issued under the Restricted Share Agreement during the periods ended 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005 were as follows:

	Anthony Hill			Richard Lloyd		Option price ($)	Earliest exercise date	Latest exercise date
Class of shares	A	B	C	A	B			
At 1 August 2001	—	—	—	—	—			
						$0.054(A)	30 April 2002	30 April 2009
Granted in the year	1,600,000	400,000	308,000	160,000	40,000	$ 0.02(B)	30 April 2002	30 April 2009
						£0.01(C)	30 April 2002	30 April 2009
Exercised in the year	(1,600,000)	(400,000)	(308,000)	(160,000)	(40,000)			
At 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005	—	—	—	—	—			

No directors exercised any options during the period from 31 January 2005 to the date of this report.

Share-based payments

The Operating Group has two equity-settled share-based compensation plans and one cash-settled share-based compensation plan details of which are provided below.

2001 Share Purchase and Option Plan

The Operating Group has a share-based compensation plan (the "Plan") under which employees and directors may be granted options to purchase the Operating Company's ordinary shares (A and B shares). Under the terms of the Plan the options have a maximum term of seven years and no participant is able to transfer any interest in shares obtained under the Plan until a Termination Event (described as a sale of over 50% of the assets of the Operating Group or an Initial Public Offering) has occurred. Whilst options can be exercised at any time, for the purposes of valuing the options the expected date of a Termination Event is used as the expected vesting period of the options. As at 31 January 2005 15,532,000 (30 April 2004: 15,532,000, 31 January 2004: 15,532,000, 30 April 2003: 15,532,000 and 30 April 2002: 1,140,560) ordinary shares have been authorised for issuance under the Plan and 14,434,715 (30 April 2004: 13,907,740, 31 January 2004: 14,061,745, 30 April 2003: 14,387,840 and 30 April 2002: nil) are available for future grant or re-grant.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Options over ordinary shares held by employees under the Plan were as follows:

	Options	Range of exercise prices	Weighted average price	Weighted average remaining life (years): Expected	Contractual
At 10 August 2001	—		—		
Granted	1,140,560		$0.04		
At 30 April 2002	1,140,560	$0.02 – $0.05	$0.04	4.3	7.0
Granted	33,200		$0.04		
Exercised	(80,600)		$0.04		
Lapsed	(29,620)		$0.04		
At 30 April 2003	1,063,540	$0.02 – $0.05	$0.04	3.3	6.0
Granted	645,000		$0.33		
Exercised	(165,985)		$0.04		
Lapsed	(72,300)		$0.10		
At 31 January 2004	1,470,255	$0.02 – $0.39	$0.16	2.6	5.3
Granted	11,200		$0.93		
Exercised	(18,500)		$0.04		
At 30 April 2004	1,462,955	$0.02 – $0.93	$0.17	2.3	5.0
Granted	51,700		$1.46		
Exercised	(315,270)		$0.10		
Lapsed	(102,100)		$0.24		
At 31 January 2005	1,097,285	$0.02 – $1.62	$0.24	0.5	4.0

Options issued under the Plan have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02	27/02/03	04/09/03	19/11/03	04/03/04	18/05/04	04/09/04	18/11/04
Class of share	A	B	B	B	B	B	B	B	B
Share price at grant date	$2.22	$2.22	$2.63	$3.15	$3.29	$2.94	$3.10	$3.80	$8.98
Exercise price	$0.05	$0.02	$0.02	$0.33	$0.39	$0.93	$1.04	$1.62	$1.40
Expected volatility	80%	80%	80%	80%	80%	80%	80%	80%	80%
Expected option life (years)	4	4	3	3	3	2	2	2	1
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	4%	4%	4%	4%	4%	4%	4%	4%	4%
Fair value per option	$2.17	$2.20	$2.61	$2.87	$2.96	$2.23	$2.30	$2.57	$7.72

The expected volatility is based on historical volatility of comparable companies over the last three years. The expected life is the average expected period to exercise. The risk-free rate is the yield on zero-coupon UK government bonds of a term consistent with the expected option life.

Restricted Share Agreement

The Operating Group also operates a share-based compensation plan (the "Agreement") under which senior management may be granted options to purchase the Operating Company's ordinary shares (A, B and C shares). Under the terms of the Agreement the options have a maximum term of ten years and no participant is able to transfer any interest in shares obtained under the Agreement until a Termination Event (described as a sale of over 50 per cent. of the assets of the Operating Group or an Initial Public Offering) has occurred. For the purposes of valuing the options the expected date of a Termination Event is used as the expected vesting period of the options. All of the shares are exercisable on a time

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

apportioned basis, with 25 per cent. being exercisable on 10 August 2002, with a further 25 per cent. being exercisable on each anniversary until 10 August 2005 inclusive.

Options issued under the Agreement have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02
Class of share	A	B
Share price at grant date	$2.22	$2.22
Exercise price	$0.05	$0.02
Expected volatility	80%	80%
Expected option life (years)	4	4
Expected dividend yield	0%	0%
Risk-free interest rate	4%	4%
Fair value per option	$2.17	$2.10

There were no options over ordinary shares held by employees under the Restricted Share Agreement at any time during the period ended 31 January 2005.

The expected volatility is based on historical volatility of comparable companies over the last three years. The expected life is the average expected period to exercise. The risk-free rate is the yield on zero-coupon UK government bonds of a term consistent with the expected option life.

Equity bonus plan

On 29 April 2002 the Board of Directors approved the rules of the Equity Bonus Plan. Under the rules of the Equity Bonus Plan eligible employees are awarded Equity Bonus Units at the discretion of the Board of Directors. The earliest time that units issued under the plan can be realised is the completion of a Termination Event (described as a sale of over 50% of the assets of the Operating Group or an Initial Public Offering). The total units issued at 31 January 2005 was 194,625 (30 April 2004: 202,625 units, 30 April 2003: 124,900 units and 30 April 2002: 113,400 units).

The amount of any realisation payment will depend on the value of the Operating Company's class A shares, called the Sale Price at the time of the Termination Event. This is compared to the Base Price (calculated at the time of award of the unit with reference to the market value of the Operating Company's class A shares) and the bonus is the difference between these two. There is an overall limit on the Sale Price of 10 times the Base Price of the equity bonus unit.

27 Operating lease commitments

The Operating Group had annual commitment under non-cancellable operating leases expiring as follows:

	30 April 2002		30 April 2003		30 April 2004		31 January 2004		31 January 2005	
	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Annual commitments under non-cancellable operating leases expiring:										
Within one year	124	187	1,811	127	1,155	228	273	14	540	74
Within two to five years	8,623	297	6,396	636	1,967	392	2,472	305	3,021	395
After five years	2,376	—	626	—	232	—	475	—	265	—
	11,123	484	8,833	763	3,354	620	3,220	319	3,826	469

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

28 Other related party transactions

During the period to 31 January 2005, management charges of $450,000 (12 months to 30 April 2004: $600,000, nine months to 31 January 2004: $450,000, 12 months to 30 April 2003: $600,000 and nine months ended 30 April 2002: $450,000) were paid to a related party, Golden Gate Capital, which is the fund manager for CCG Investments (BVI), LP, the ultimate parent company.

During the nine months ended 30 April 2002, the subordinated loan notes were held by Golden Gate Capital. These loan notes were repaid on 28 March, 2003. In connection with the issuance of subordinated loan notes to a majority shareholder (repaid in the year ended 30 April 2003), the Operating Company also issued shares to Golden Gate Capital (see note 16).

The interests of Golden Gate Capital, through CCG Investments (BVI), LP and other funds under its management, in the Operating Company's ordinary shares of $0.00001 are as follows:

		Number	
	A Shares	D Shares	L Shares
At 1 August 2001	—	—	—
Acquired	35,903,620	1,386,000	4,143,291
At 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004, 31 January 2005	35,903,620	1,386,000	4,143,291

During the period to 31 January 2005, management charges of $450,000 (12 months to 30 April 2004: $600,000, nine months to 31 January 2004: $450,000, 12 months to 30 April 2003: $600,000 and nine months ended 30 April 2002: $450,000) were paid to a related party, Parallax Partners, which is a minority shareholder.

29 Post balance sheet events

On 4 April 2004 the Operating Company was issued 50,000 redeemable preference shares in Hackremco (no. 2158) Limited, for which the consideration was an undertaking to pay. Hackremco (no. 2158) Limited changed its name to Micro Focus International Plc on the same date.

Subsequent to the period-end, options have been exercised over 15,750 class A shares and 18,525 class B shares.

On 18 April the Operating Company repurchased 1,386,000 class D shares which were cancelled as of that date. 1,386,000 class A shares held as treasury shares were also deemed to be cancelled as of that date.

The Operating Company proposed and paid a dividend of $10 million on 3 March 2005.

30 Capital commitments and contingencies

The Operating Group had no capital commitments at 31 January 2005 (30 April 2004: nil, 31 January 2004: nil, 30 April 2003: nil, 30 April 2002: nil).

The Operating Group had no contingent liabilities, aside from the liability described in note 16, at 31 January 2005 (30 April 2004: nil, 31 January 2004: nil, 30 April 2003: nil, 30 April 2002: nil).

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

31 Supplementary Information

Quarterly Information

Set out below is a quarterly analysis of revenue recognised between the principal product categories, which the Directors use to assess the future revenue flows from the current portfolio of customers.

	Revenue			
	Licence	Maintenance	Consulting	Total
	$'000	$'000	$'000	$'000
Quarter ending				
31 October 2001	12,392	11,879	1,476	25,747
31 January 2002	12,118	11,651	2,291	26,060
30 April 2002	13,830	11,401	1,872	27,103
9 months ended 30 April 2002	38,340	34,931	5,639	78,910
31 July 2002	12,506	11,475	1,451	25,432
31 October 2002	13,808	12,311	1,324	27,443
31 January 2003	15,500	13,030	1,247	29,777
30 April 2003	17,539	13,453	1,269	32,261
Year ended 30 April 2003	59,353	50,269	5,291	114,913
31 July 2003	13,859	13,326	977	28,162
31 October 2003	16,418	13,141	1,136	30,695
31 January 2004	17,306	14,733	839	32,878
30 April 2004	16,628	16,780	1,125	34,533
Year ended 30 April 2004	64,211	57,980	4,077	126,268
31 July 2004	17,188	15,480	837	33,505
31 October 2004	19,696	16,362	979	37,037
31 January 2005	21,817	17,102	1,023	39,942
9 months ended 31 January 2005	58,701	48,944	2,839	110,484

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part VII:
Accountants' Report under IFRS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc (the "Company")
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

29 April 2005

Dear Sirs

Micro Focus International Limited (the "Operating Company") — Special Purpose Restated Consolidated Financial Information for the nine months ended 31 January 2005

We report on the special purpose restated financial information set out below for the nine months ended 31 January 2005 which has been prepared in anticipation of the Operating Company's transition to accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("accounting standards as adopted for use in the EU") (the "2005 restated financial information").

Basis of preparation

The 2005 restated financial information has been prepared on the basis described in the Accounting Policies following the recommendations of the Committee of European Securities Regulators ("CESR") for companies preparing one-year financial information for inclusion in prospectuses and is based on special purpose consolidated financial statements drawn up by the Directors of the Operating Company (the "underlying financial statements") to which no adjustments were considered necessary. As set out in the Accounting Policies, that basis may differ from the basis applicable if the 2005 restated financial information comprised the first financial statements of the Operating Company under accounting standards as adopted for use in the EU and from the basis which will be adopted for the 2005 comparative financial information in the Operating Company's 2006 financial statements prepared for the first time under accounting standards as adopted for use in the EU.

Responsibility

The Directors of the Company are responsible for the preparation of the underlying financial statements.

The Directors of the Company are responsible for the listing particulars dated 29 April 2005 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the underlying financial statements.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. That evidence included that obtained by us relating to the audit of the underlying financial statements. It also included an assessment of the accounting principles used and significant estimates and judgments made by those responsible for the preparation of the underlying financial statements, as well as evaluating the overall financial statement presentation and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to give reasonable assurance that the 2005 restated financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion
In our opinion, the 2005 restated financial information gives, for the purposes of the listing particulars dated 29 April 2005, a true and fair view of the state of affairs of Micro Focus International Limited as at 31 January 2005 and of its profit and cash flows for the nine months then ended in accordance with the basis set out in the Accounting Policies.

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET AT 31 JANUARY 2005

	Note	31 January 2005
		$'000
ASSETS		
Non-current assets		
Goodwill	7	42,404
Intangible assets	8	7,049
Property, plant and equipment	9	2,198
Deferred tax assets	18	8,139
		59,790
Current assets		
Inventories	10	452
Trade and other receivables	11	37,398
Cash and cash equivalents	12	38,124
		75,974
Total assets		135,764
LIABILITIES		
Current liabilities		
Trade and other payables	13	59,654
Current tax liabilities	14	11,768
Financial liabilities — Borrowings	15	6,853
		78,275
Net current liabilities		(2,301)
Non-current liabilities		
Deferred tax liabilities	18	6,464
Financial liabilities — Borrowings	15	105,518
Other non-current liabilities	16	5,661
		117,643
Net liabilities		(60,154)
SHAREHOLDERS' EQUITY		
Capital and reserves attributable to the Operating Company's equity holders		
Ordinary shares	19	1
Share premium	20	3,296
Other reserves (deficit)		(281)
Accumulated losses		(63,170)
Total shareholders' deficiency		(60,154)

The notes on pages 120 to 149 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED INCOME STATEMENT

	Note	9 months ended 31 January 2005
		$'000
Turnover	1	110,484
Amortisation of development costs		(3,628)
Other cost of sales		(4,622)
Total cost of sales		(8,250)
Gross profit		102,234
Selling and distribution costs		(34,611)
Research and development		(13,431)
Compensation share-option charge		(2,063)
Other administrative expenses		(20,962)
Total administrative expenses		(23,025)
Operating profit		**31,167**
Finance costs — net	3	(5,055)
Profit before tax	2	**26,112**
Taxation	4	(9,258)
Profit for the period		16,854
Earnings per share expressed in cents per share		
— basic	6	11.51c
— diluted	6	11.26c

All results are from continuing operations.

The notes on pages 120 to 149 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL LIMITED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT GROUP

	Note	Share capital	Share premium	Treasury shares	Currency translation adjustment	Accumulated losses	Total
		$'000	$'000	$'000	$'000	$'000	$'000
Currency translation differences		—	—	—	(474)	—	(474)
Profit for the period		—	—	—	—	16,854	16,854
Total recognised profit for the period		—	—	—	(474)	16,854	16,380
Dividends	5	—	—	—	—	(68,800)	(68,800)
Issue of share capital		—	500	—	—	—	500
Value of share options issued under employee share option plans		—	—	—	—	1,932	1,932
Total changes in shareholders' equity		—	500	—	(474)	(50,014)	(49,988)
Balance as at 1 May 2004		1	2,946	(75)	118	(13,156)	(10,166)
Balance as at 31 January 2005		1	3,446	(75)	(356)	(63,170)	(60,154)

The notes on pages 120 to 149 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	Note	9 months ended 31 January 2005
		$'000
Cash flows from operating activities		
Cash generated from operations	21	38,804
Interest received		281
Interest paid		(3,672)
Tax paid		(2,073)
Net cash from operating activities		33,340
Cash flows from investing activities		
Payments for development costs		(3,582)
Purchase of property, plant and equipment	9	(1,035)
Net cash used in investing activities		(4,617)
Cash flows from financing activities		
Net proceeds from issue of ordinary share capital	19	500
Net proceeds from issue of new bank loan	15	115,000
Repayment of borrowings		(62,625)
Dividends paid to shareholders	5	(68,800)
Net cash used in financing activities		(15,925)
Effects of exchange rate changes		906
Net increase in cash and cash equivalents		13,704
Cash and cash equivalents at 1 May 2004		24,420
Cash and cash equivalents at 31 January 2005	12	38,124

The notes on pages 120 to 149 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

General information

Micro Focus International Limited (the "Operating Company") is a company limited by shares, incorporated and domiciled in the Cayman Islands. The registered office of the Operating Company is:

Ugland House
South Church Street
Grand Cayman
Cayman Islands

The Consolidated Financial Information comprises the results of the Operating Company and its subsidiaries (the "Operating Group"). The principal activities of the Operating Group are the provision of legacy application development and deployment software for contemporary platforms.

The Directors consider CCG Investments (BVI), LP to be the immediate and ultimate parent company. Micro Focus International Limited is the highest company in the structure that prepares publicly available financial statements.

Summary of significant accounting policies

The basis of preparation and the principal accounting policies adopted in the preparation of the financial information are set out below.

(A) Basis of preparation

Following admission to the Official List, Micro Focus International Plc will be required to prepare statutory financial statements which comply with accounting standards as adopted for use in the EU in respect of its next financial year, commencing 1 May 2005, (the "2006 financial statements") and subsequently. As a company seeking admission, Micro Focus International Plc voluntarily decided to present certain historical financial information in its listing particulars on a basis consistent with the accounting policies to be adopted in the financial statements for its next financial year.

In addition to financial information under UK GAAP for the financial periods ended 30 April 2002, 30 April 2003, 30 April 2004 and 31 January 2005, the Directors of Micro Focus International Plc (the "Directors") have prepared financial information for the nine months period ended 31 January 2005 (the "underlying financial statements") on the basis expected to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first financial statements of the Operating Group prepared in accordance with accounting standards as adopted for use in the EU.

When the 2006 financial statements are prepared, they will be the first financial statements prepared by Micro Focus International Plc in accordance with accounting standards as adopted for use in the EU and as such will take account of the requirements and options in IFRS 1 (First-time Adoption of International Financial Reporting Standards) as they relate to the 2005 (i.e. financial year commencing 1 May 2004) comparatives included therein.

Note B (IFRS 1 exemptions) below describes how, in preparing the underlying financial statements, the Directors have applied accounting standards as adopted for use in the EU under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2006 financial statements.

However, certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first time adoption may result in a different application of accounting policies in the 2005 restated financial information to that which would apply if the 2005 financial statements were the first financial statements of the Operating Group prepared in accordance with accounting standards as adopted for use in the EU and, if there are subsequent changes to the Standards or

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

Interpretations applicable to the 2006 financial statements, the 2005 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2006 financial statements. Furthermore, the directors of the Company may, in drawing up the 2006 financial statements, make different accounting policy judgments from those which they have assumed in preparing the underlying financial information.

Micro Focus International Plc is not required by the Financial Services Authority to prepare, for inclusion in its listing particulars, accounting standards as adopted for use in the EU financial information for any financial period commencing before 1 January 2004. Accordingly, the Directors have elected not to prepare comparative amounts to accompany the underlying financial statements from which the 2005 restated financial information has been compiled. As a result, the 2005 restated financial information does not include comparative financial information and is therefore not a complete set of financial statements in accordance with accounting standards as adopted for use in the EU.

The underlying financial information has been prepared in accordance with the recommendations of CESR for the consistent implementation of the European Commission's Regulation on Prospectuses 809/2004 as to the presentation of one-year information in prospectuses for entities transitioning to accounting standards as adopted for use in the EU.

This consolidated financial information has been prepared under the historical cost convention.

The preparation of financial statements in conformity with the basis of preparation described above requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Operating Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial information, are disclosed in the Critical Accounting Estimates and Judgements section.

(B) IFRS 1 exemptions

IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing these financial statements. IFRS 1 sets out the procedures that the Operating Group must follow when it adopts IFRS for the first time. The Operating Group is required, as discussed above, to establish its IFRS accounting policies as at 30 April 2006 and, in general, apply these policies retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 May 2004.

IFRS 1 provides a number of optional exemptions to the general principle of retrospective application. Exemptions adopted by the Operating Group are set out below:

- The Operating Group has elected not to apply IFRS 3, "Business combinations" to business combinations that occurred before the date of transition. In addition, the Operating Group has elected to continue its treatment of the goodwill on acquisition of foreign entities before 1 May 2004 as the Operating Company's own asset.

- The Operating Group has taken the exemption available under IFRS 1 to only apply IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" from 1 May 2005.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Operating Group's equity and its net income are given in Note 28.

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

(C) Consolidation

Subsidiaries are all entities over which the Operating Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Operating Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Operating Group.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Operating Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Operating Group's share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Operating Group.

The following principal subsidiary undertakings, which are all wholly-owned, have been included in the Consolidated Financial Information:

Company name	Country of incorporation	Principal activities
Micro Focus Group Holdings Unlimited	Ireland	Holding Company
Micro Focus International Holdings Limited	Ireland	Sale and support of software
Micro Focus IP Limited	Cayman Islands	Sale and support of software
Micro Focus Limited	UK	Development, sale and support of software
Micro Focus GmbH	Germany	Intellectual property owners, developers and licensor
Micro Focus (Canada) Limited	Canada	Sale and support of software
Micro Focus NV (Holland)	Netherlands	Sale and support of software
Micro Focus (US) Inc	USA	Development, sale and support of software
Micro Focus KK	Japan	Sale and support of software
Micro Focus Srl	Italy	Sale and support of software
Micro Focus SAS	France	Sale and support of software
Micro Focus Pty Limited	Australia	Sale and support of software
Micro Focus AS	Norway	Sale and support of software
Micro Focus NV (Belgium)	Belgium	Sale and support of software

-These companies operate principally in the country in which they are incorporated.

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

(D) Revenue recognition

The Operating Group recognises revenue from sales of software licenses to end-users or resellers when it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. When the fees for software upgrades and enhancements, maintenance, consulting and education are bundled with the license fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions.

(i) Sales of software licences to end users

The Operating Group recognises revenue from sales of software licences to end-users when the software licences are delivered, it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. If the arrangement includes acceptance criteria, revenue is not recognised until the software or service have met the acceptance criteria, or the acceptance period lapses, whichever is earlier.

(ii) Sales of software licences to resellers

The Operating Group recognises software licence revenue derived from sales to resellers when the licences are delivered to resellers, it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. If not all the revenue recognition criteria are met when the licences are delivered to the resellers, revenue is deferred and recognised upon delivery to the ultimate end-user.

(iii) Sales of maintenance, consulting and education services

Maintenance revenue is derived from providing technical support and software updates to customers. Maintenance revenue is recognised rateably over the term of the contract, which in most cases is one year. Revenue from consulting and education services is recognised as the services are performed.

When the fees for software upgrades and enhancements, maintenance, consulting and education are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions.

Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred revenue. Amounts that satisfy the above revenue recognition criteria that have not yet been invoiced are included in accrued income.

(E) Segmental reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Operating Group considers there to be only one business segment being the provision of legacy application development and deployment software for contemporary platforms.

(F) Leases

Leases of property, plant and equipment where the Operating Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(G) Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of the Operating Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Operating Group's functional currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Operating Group companies
The results and financial position of all the Operating Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate, with exception for goodwill arising before 1 May 2004 which is treated as asset of the Operating Company and expressed in the Operating Company's functional currency.

(H) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs incurred in the arrangement of new borrowing facilities are capitalised and netted against the capital element of the outstanding borrowing. These costs are then amortised over the life of the facility to which the costs relate on the effective interest basis.

(I) Property plant and equipment

All property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Operating Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life as follows:

Leasehold improvements	Remainder of the lease term
Furniture and fixtures	5-7 years
Computer equipment	1-5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(J) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Operating Group's investment in each area of operation by each primary reporting segment.

(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of three to five years.

(iii) Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects relating to the developing of new computer software programmes and significant enchantment of the existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which include the software development employee costs and an appropriate portion of relevant overheads. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have a finite useful life that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding three years.

(K) Impairment of fixed tangible assets and intangible assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(L) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods comprises software for resale and packaging materials. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(M) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Operating Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(N) Employee benefit costs

Pension obligations

Operating Group companies operate various pension schemes. All of the major schemes are defined contribution plans for which the Operating Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Operating Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based compensation

The Operating Group operates three equity-settled, share-based compensation plans.

No expense is recognised in respect of share options granted before 7 November 2002 and vested before 1 January 2005.

For shares or share options granted after 7 November 2002 and vested after January 2005 the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The Shares are recognised when the options are exercised and the proceeds received allocated between share capital and share premium.

Profit-sharing and bonus plans

The Operating Group recognises a liability and an expense for the bonus scheme it operates that is based on a formula that takes into consideration the market value of the Operating Company's shares. The Operating Group also recognises a liability and an expense for the bonus scheme based on the Operating Group's financial performance after certain adjustments.

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

(O) Share capital, share premium and dividend distribution

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of New Ordinary Shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Operating Group company purchases the Operating Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Operating Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Operating Company's equity holders.

Dividend distribution to the Operating Company's shareholders is recognised as a liability in the Operating Group's financial statements in the period in which the dividends are approved by the Operating Company's shareholders.

(P) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(Q) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

MICRO FOCUS INTERNATIONAL LIMITED

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions
The Operating Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Operating Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note K. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Income taxes

The Operating Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Operating Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Critical judgements in applying the Operating Group's accounting policies
The Operating Group makes judgements on specific items when applying its accounting policies. The judgement that has a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is discussed below.

Development expenditure
The Operating Group invests in the development of future products in accordance with the accounting policy stated in note J. The assessment as to whether this expenditure will achieve a complete product for which the technical feasibility is assured is a matter of judgement, as is the forecasting of how the product will generate future economic benefit. Finally, the period of time over which the economic benefit associated with the expenditure occurred will arise is also a matter of judgement.

These judgements are made by evaluating the development plan prepared by the research and development department and approved by management, regularly monitoring progress by using an established set of criteria for assessing technical feasibility and benchmarking to other products.

MICRO FOCUS INTERNATIONAL LIMITED

FINANCIAL RISK MANAGEMENT

The Operating Group's multi-national operations and significant debt financing exposes it to a variety of financial risks that include the effects of changes in credit risk, foreign currency exchange rates, liquidity and interest rates.

(i) Credit risk

Financial instruments which potentially expose the Operating Group to a concentration of credit risk consists primarily of cash equivalents and accounts receivable. Cash equivalents are deposited with high credit quality financial institutions. The Operating Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Operating Group maintains a provision for impairment based upon the expected collectibility of accounts receivable. The Operating Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

(ii) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, UK sterling, the Euro and the Japanese Yen. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. There were no hedging transactions in place at 31 January 2005.

The Operating Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Operating Group aims to maintain flexibility in funding by keeping committed credit lines available.

(iv) Interest risk

The Operating Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of finance leases to which the Operating Group is lessee are fixed at inception of the lease. These leases expose the Operating Group to fair value interest rate risk. The Operating Group's cash flow interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. At the period end, 100 per cent. of borrowings were at variable rates. There were no hedging transactions in place at 31 January 2005.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1 Segmental reporting

Primary reporting format – geographical segments

	North America	Europe and the Middle East	Rest of the World	9 months ended 31 January 2005 Total
	$'000	$'000	$'000	$'000
Revenue	54,446	42,151	13,887	110,484
Segment result (operating profit)	23,458	5,824	1,885	31,167
Finance costs-net				(5,055)
Profit before tax				26,112
Taxation				(9,258)
Net profit attributable to equity shareholders				16,854
Segment assets	57,216	53,904	9,456	120,576
Unallocated assets:				
Intangibles (note 8)				7,049
Deferred tax assets (note 18)				8,139
Total assets				135,764
Segment liabilities	25,551	36,416	3,578	65,545
Unallocated liabilities:				
Current and deferred tax liabilities				18,232
Corporate borrowings (note 15)				112,141
Total liabilities				195,918
Other segment items				
Capital expenditure	2,210	2,292	115	4,617
Depreciation (note 9)	227	529	25	781
Amortisation of intangible assets (note 8)	1,254	2,968	137	4,359

At 31 January 2005, the Operating Group is organised on a worldwide basis into three main geographical segments. The revenue analysis in the table above is based on the location of the customers where the order is received which is not materially different from the location of the assets:

- North America
- Europe and the Middle East
- Rest of the World

There are immaterial sales between the business segments.

Segment assets include property, plant and equipment, stocks, debtors and operating cash and exclude other intangible assets and deferred tax assets. Segment liabilities comprise operating liabilities and finance leases and exclude tax liabilities and corporate borrowings. Capital expenditure comprises additions to property, plant and equipment and other intangible assets.

Secondary reporting format — business segment

The Operating Group considers there to be only one business segment in which it operates, being the provision of legacy application development and deployment software for contemporary platforms.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

2 Expenses by nature

The following is the disclosure of expenses by nature:

	Note	9 months ended 31 January 2005
		$'000
Employee benefit expense	22	48,825
Depreciation of property, plant and equipment		
— Owned assets	9	767
— Assets under finance lease	9	14
Amortisation of intangibles	8	4,359
Changes in inventories of finished goods		142
Consumables used		360
Transportation		191
Advertising costs		3,473
Occupancy costs		7,333
Trade receivable impairment		67
Other expenses		13,786
Total cost of sales, selling and distribution costs, research and development expense and administrative expenses		79,317

Services provided by the Operating Group's auditors and network of firms

During the period the Operating Group (including its overseas subsidiaries) obtained the following services from the Operating Group's auditor at costs as detailed below:

	9 months ended 31 January 2005
	$'000
Audit services	
Statutory audit	459
Tax services	
— Compliance services	45
— Advisory services	210
Other services not covered above	212
Total	926

The Operating Group's auditors, PricewaterhouseCoopers LLP, provide non-audit services for the Operating Group over and above the external audit (principally tax advice and due diligence work). The Board of Directors reviews the level of non-audit fees and believes that the Operating Group receives particular benefit from tax advice provided by its auditors given their wide and detailed knowledge of the Operating Group. The Board is confident that the objectivity and independence of the auditors is not impaired in any way by reason of its non-audit work.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

3 Finance cost — net

	9 months ended 31 January 2005
	$'000
Interest expense on bank borrowings	(3,605)
Interest expense on finance lease	(7)
Interest and similar charges	(3,612)
Amortisation on issue costs	(183)
Accelerated amortisation of issue costs	(1,521)
Interest income	261
Finance cost — net	(5,055)

The accelerated amortisation of issue costs relates to the borrowings described in note 15. The amortisation of issue costs for Facilities 1 and 2 was accelerated during the period, as a result of the Facilities being replaced by Facility 3. The amortisation of issue costs for Facility 3 was also accelerated as a result of the Facility being expected to be repaid from the proceeds of the listing of the Company.

4 Taxation

	9 months ended 31 January 2005
	$'000
Current tax	6,577
Deferred tax	2,681
	9,258

The taxation for the period differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as explained below.

	9 months ended 31 January 2005
	$'000
Profit on ordinary activities before tax	26,112
Tax calculated at domestic tax rates applicable to profits in the respective countries	8,229
Effects of:	
Expenses not deductible for tax purposes	311
Excess overseas taxation	718
Total taxation	9,258

The weighted average applicable tax rate was 35 per cent.

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is provided in note 18.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

5 Dividends

	9 months ended 31 January 2005
	$'000
Equity — ordinary	
Final paid: $1.36 per share	68,800

Under Cayman Law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to Micro Focus IP Limited, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing further dividends, including a dividend of $68,800,000 in the period ended 31 January 2005. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman Law.

6 Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to ordinary shareholders and on 146,398,689 shares for the nine months ended 31 January 2005 being the weighted average number of ordinary shares after taking account of the restructuring of the existing share capital conditional on Admission. The weighted average number of shares has been adjusted to exclude the 1,386,000 class A shares and the 1,386,000 class D shares repurchased by the Company.

The calculation of the diluted earnings per share has been based on the earnings attributable to ordinary shareholders and on 149,690,544 shares for the nine months ended 31 January 2005, being the weighted average number of ordinary shares after taking account of share options and the restructuring of the existing share capital, resulting in the previous shareholders of Micro Focus International Limited holding three ordinary shares in Micro Focus International plc for every one ordinary share they currently hold in the capital of Micro Focus International Limited, conditional on Admission, as described above.

	9 months ended 30 April 2005		
	Earnings	Weighted average number of shares	Per share amount
	$'000	'000	cents
Basic EPS			
Earnings attributable to ordinary shareholders	16,854	146,399	11.51
Effect of dilutive securities			
Options		3,292	
Diluted EPS			
Earnings attributable to ordinary shareholders	16,854	149,691	11.26

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

7 Goodwill

	$'000
Cost and net book amount	
At 1 May 2004 and 31 January 2005	42,404

A segment-level summary of the goodwill allocation as at 31 January 2005 is presented below:

North America	24,200
Europe and the Middle East	14,765
Rest of the World	3,439
Total	42,404

The recoverable amount of a Cash Generating Unit ("CGU") is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the geography in which the CGU operates.

The key assumptions used for the analysis of each CGU within the business segment were:

- The budgeted gross margin. This was based on past performance and its expectations for the market development for all CGUs and are consistent with the forecasts included in industry reports.

- The budgeted revenue growth. This has been estimated at 2.5% for all CGUs reflecting the forecasts of future customer requirements. Historically, such forecasts have been reasonably accurate.

The cash flows were discounted using a pre-tax discount rate of 8.9% and reflect specific risks relating to the relevant segments.

8 Other intangible assets

	Development costs	Computer software	Total
	$'000	$'000	$'000
Cost			
At 1 May 2004	10,207	3,774	13,981
Exchange adjustments	—	205	205
Additions	3,582	75	3,657
At 31 January 2005	13,789	4,054	17,843
Aggregate amortisation and impairment			
At 1 May 2004	4,734	1,619	6,353
Exchange adjustments	—	82	82
Charge for the period	3,628	731	4,359
At 31 January 2005	8,362	2,432	10,794
Net book amount at 31 January 2005	5,427	1,622	7,049
Net book amount at 1 May 2004	5,473	2,155	7,628

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

9 Property, plant and equipment

	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$'000	$'000	$'000	$'000
Aggregate Cost				
At 1 May 2004	557	4,108	1,054	5,719
Exchange adjustments	19	224	65	308
Additions at cost	138	656	111	905
Disposals	—	(127)	(50)	(177)
At 31 January 2005	714	4,861	1,180	6,755
Aggregate depreciation				
At 1 May 2004	147	2,917	695	3,759
Exchange adjustments	3	147	34	184
Charge for the year	81	543	157	781
Disposals	—	(126)	(41)	(167)
At 31 January 2005	231	3,481	845	4,557
Net book amount at 31 January 2005	483	1,380	335	2,198
Net book amount at 30 April 2004	410	1,191	359	1,960

Assets held under finance leases, capitalised and included in computer equipment:

	2005
	$'000
Cost	251
Aggregate depreciation	(21)
Net book amount	230

10 Inventories

	2005
	$'000
Finished goods	452

11 Trade and other receivables

	2005
	$'000
Amounts falling due within one year	
Trade debtors	28,407
Less: Provisions for impairment of receivables	(708)
Trade debtors — net	27,699
Other debtors	6,470
Prepayments	1,247
Accrued income	1,982
	37,398

Concentrations of credit risk with respect to trade receivables are limited due to the Operating Group's customer base being large and unrelated. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for doubtful receivables.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

12 Cash and cash equivalents

	2005
	$'000
Cash at bank and in hand	33,559
Short-term bank deposits	4,565
	38,124

The effective interest rate on short-term deposits was 2.4 per cent. and these deposits have an average maturity of 11 days.

13 Trade and other payables — current

	2005
	$'000
Trade payables	2,251
Other tax and social security payable	2,464
Accruals	14,399
Deferred income	40,540
	59,654

Included in the accruals balance above is an amount of $581,000 in relation to estimated payments under the Equity Bonus Plan (see note 22).

14 Current tax liabilities

	2005
	$'000
Corporation tax	11,768

15 Financial liabilities — borrowings

	2005
	$'000
Bank loans due within one year or on demand	
Secured	6,771
	6,771
Finance lease obligations	82
	6,853

	2005
	$'000
Bank loans due after more than one year	
Secured	105,370
	105,370
Finance lease obligations	148
	105,518

(i) Facility 1

On 10 August 2001 the Operating Group entered into a term loan facility for $25 million ("Facility 1") to provide working capital and to fund the acquisition from Merant plc. The term

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

loan was secured by substantially all the assets of the Operating Group and was repayable over three years in equal monthly instalments. The loan bore an effective interest rate of base rate plus 3.25%, limited to a floor of 7% per annum.

On 19 August 2002, the Operating Group borrowed an additional $7,638,884. Under the amended agreement, a fixed monthly amount of $800,000 was payable from 1 September 2002 through to 31 August 2003. Subsequent to this date, monthly re-payments were made based on the outstanding principal amount of the Term Loan as at 31 August 2003 over three years in equal monthly instalments paid from 1 September 2003 with the last payment being due on 1 August 2006. The effective interest rate remained at the base rate plus 3.25%, limited to a floor of 7% per annum.

On 4 November 2003, the Operating Group modified this term loan facility, borrowing an additional $24,416,667, bringing the total term loan balance to $40,000,000. The total amount bore interest at the bank base rate plus 0.5%. Principal payments were due on the first day of each month at a fixed rate of $850,000 through and including 1 July 2006, at which time all outstanding interest and principal would have been due.

(ii) Facility 2

On 28 March 2003, the Operating Group entered into a further term loan facility for $25 million which was due in full on 28 March 2007. The loan was secured by a guarantee from CCG Investments (BVI), LP (Golden Gate Capital Management, LLC) and bore interest at a rate equal to the sum of the Alternate Base Rate plus 2.5% per annum. The Alternate Base Rate being the rate per annum equal to the higher of (i) the base rate in effect on the day and (ii) the Federal Funds rate in effect on the day plus 0.5%.

(iii) Facility 3

On 21 October 2004, the Operating Group repaid the amounts outstanding under Facility 1 and Facility 2 and entered into a new term loan agreement for $115 million with Wells Fargo Foothill Capital Corporation. The term loan is secured by substantially all the assets of the Operating Group, including other intangible assets, property, plant and equipment, inventories, trade and other receivables and cash and cash equivalents. Of the cash and cash equivalents held by the Operating Group $10,000,000 is pledged as security and therefore not available for use by the Operating Group. The loan is split into Term Loan A ($75 million) and Term Loan B ($40 million). Monthly repayments for Term Loan A are fixed at $625,000 until 1 October 2005, $710,000 until 1 October 2006 and then $960,000 until maturity. Term Loan B is repayable in full on 21 October 2008. Term Loan A bears interest at LIBOR plus 3 per cent., limited to a floor of 4 per cent. and Term Loan B bears interest at LIBOR plus 5 per cent., limited to a floor of 7 per cent. Under the terms of the facility, in the event of an early termination as a result of the offering of the shares of the Operating Company for public sale or the sale of the majority of the Operating Group's assets, Term Loan A is subject to a termination payment of $306,500 and Term Loan B is subject to a termination payment of $400,000 (if the loan is repaid prior to 31 July 2005) and Term Loan A is subject to a termination payment of $153,250 and Term Loan B is subject to a termination payment of $400,000 (if the loan is repaid after 31 July 2005 but before 20 October 2008).

The loan is subject to certain covenants with which the Operating Group must comply. The Operating Group must maintain a level of consolidated EBITDA, which when multiplied by the specified multiples, must always be above the level of outstanding debt. At 31 January 2005 the multiples were 2.85 for Term Loan A and 4.5 for Term Loan B. The Operating Group must also

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

maintain qualified cash of $10 million and is only permitted to make capital expenditures in any one fiscal year of $3 million. The Operating Group has not breached these covenants at any stage of the period to 31 January 2005.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	2005
	$'000
Finance lease liabilities — minimum lease payments:	
Not later than one year	87
Later than one year and not later than five years	152
	239
Future finance charges on finance leases	(9)
Present value of finance lease liabilities	230

16 Other non-current liabilities

	2005
	$'000
Deferred income	5,661
	5,661

17 *Financial instruments*

Fair value of non-current borrowings

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The Operating Group's financial liabilities at 31 January 2005 are deemed to be equal to their fair value at that date.

Maturity of financial liabilities

The maturity profile of the carrying amount of the Operating Group's financial liabilities, at 31 January 2005 was as follows:

	Debt	Finance leases	Total
	$'000	$'000	$'000
In one year or less, or on demand	6,771	82	6,853
In more than one year but not more than two years	9,270	—	9,270
In more than two years but not more than five years	96,100	148	96,248
In more than five years	—	—	—
Total	112,141	230	112,371

Borrowing facilities

The Operating Group has the following undrawn but committed revolver credit line available at 31 January 2005 in respect of which all conditions precedent had been met at that date:

	Floating rate	Fixed rate	Total
	$'000	$'000	$'000
Expiring within one year	750	—	750
Expiring between one and two years	—	—	—
Expiring in more than two years	—	—	—
	750	—	750

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

18 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30 per cent.

The movement on the deferred tax account is as shown below:

Net deferred tax asset	$'000
At 1 May 2004	4,356
Profit and loss charge	(2,681)
At 31 January 2005	1,675

Deferred tax liabilities	Accelerated tax depreciation	Other	Total
	$'000	$'000	$'000
At 1 May 2004	4,009	472	4,481
Charged to profit and loss account	2,323	(340)	1,983
At 31 January 2005	6,332	132	6,464

Deferred tax assets	Tax losses	Deferred revenue	Total
	$'000	$'000	$'000
At 1 May 2004	6,680	2,157	8,837
Charged to profit and loss account	602	(1,300)	(698)
At 31 January 2005	7,282	857	8,139

The deferred tax liability due in less than one year is $3,711,000 and the amount due after one year is $2,753,000. The deferred tax asset expected to be recovered in less than one year is $1,683,000 and the amount expected to be recovered after one year is $6,456,000.

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable.

19 Called up share capital

	2005
	$'000
Authorised	
86,428,000 Class A ordinary shares of $0.00001 each	1
2,800,000 Class B ordinary shares of $0.00001 each	—
1,386,000 Class C ordinary shares of $0.00001 each	—
1,386,000 Class D ordinary shares of $0.00001 each	—
8,000,000 Class L ordinary shares of $0.00001 each	—
Total authorised share capital	1

	1 May 2004 number	31 January 2005 number	1 May 2004 $'000	31 January 2005 $'000
Issued and fully paid				
Class A ordinary shares of $0.00001 each	42,446,720	42,792,870	1	1
Class B ordinary shares of $0.00001 each	1,985,205	2,145,625	—	—
Class C ordinary shares of $0.00001 each	1,386,000	1,386,000	—	—
Class D ordinary shares of $0.00001 each	1,386,000	1,386,000	—	—
Class L ordinary shares of $0.00001 each	4,143,291	4,143,291	—	—
Total allotted, called up and fully paid share capital	51,347,216	51,853,786	1	1

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

During the nine months ended 31 January 2005 the Operating Company issued 146,150 class A shares at a price of $0.05411 and 160,420 class B shares at a price ranging from $0.02 to $1.62 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan. 200,000 class A shares at a price of $1.676 per share were also issued directly as part of another share-based compensation plan. There were no other shares issued or cancelled during the period.

On 30 April 2002, the Operating Company acquired 1,386,000 of its own class A shares and issued 1,386,000 class D shares in exchange to the same shareholder. The shares are held as treasury shares. The Company has the right to reissue these shares at a later date.

Potential issues of ordinary shares
Certain employees hold options to subscribe for shares in the Operating Company at prices ranging from $0.02 to $1.62 under the share option schemes approved by shareholders in 2001. Options on 306,570 shares were exercised in the nine-month period ended 31 January 2005. The number of shares subject to options at 31 January 2005 was 1,097,285. Further information on these options is disclosed in note 22. At 31 January 2005 no directors hold options over ordinary shares of the Operating Company.

Each holder of an ordinary share is entitled to one vote for each share held at all meetings of shareholders and will be entitled to any dividends declared by the Board of Directors. On a return of capital in a winding up the holders of class L shares receive a preferential distribution equal first to the unpaid yield (at 12½% per annum) and secondly the aggregate unreturned original cost of class L shares. After the distribution to class L shareholders, the holders of class A and class D shares are entitled to receive a preferential distribution up to three times their aggregate investment. After the distribution to class A and D shareholders, any remaining balance is distributable rateably to class L, A, B and D shares up to 5 times their aggregate investment. Thereafter any remaining balance is distributable rateably to class L, A, B and C shareholders.

20 Share premium account

	$'000
At 1 May 2004	2,946
Premium on shares issued during the period under the share option schemes	500
At 31 January 2005	3,446

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

21 Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

Cash generated from operations

	Note	9 months ended 31 January 2005
		$'000
Continuing operations		
Net profit		16,854
Adjustments for		
Interest and similar charges	3	5,055
Taxation	4	9,258
Depreciation	9	781
Loss on disposal of property, plant and equipment		10
Amortisation of intangibles	8	4,359
Compensation share-option charge		2,063
Changes in working capital		
Inventories		(140)
Trade and other receivables		527
Payables		37
Cash generated from continuing operations		38,804

22 Employees and directors

	9 months ended 31 January 2005
	$'000
Staff costs for the Operating Group during the period	
Wages and salaries	42,218
Social security costs	3,440
Other pension costs (note 23)	1,104
Cost of employee share schemes	2,063
Total salary costs	48,825

	9 months ended 31 January 2005
	$'000
Average monthly number of people (including executive directors) employed	
By business group	
Sales and Distribution	187
Research and Development	144
General and Administration	154
	485

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

	9 months ended 31 January 2005
	$'000
Key management compensation	
Short-term employee benefits	1,419
Post employment benefits	37
Share based payments	1,407
	2,863

The key management figures given above include directors. Directors include Richard Lloyd, who whilst not a Director of the Operating Company during the period, has acted in that capacity.

	9 months ended 31 January 2005
	$'000
Directors	
Aggregate emoluments	842
Aggregate gains made on the issues of shares	1,407
	2,249

The aggregate remuneration paid to Directors was as follows:

	9 months ended 31 January 2005					
	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Executive Directors						
Anthony Hill	277	309	15	14	—	615
Richard Lloyd	144	64	12	7	—	227
Total	421	373	27	21	—	842

Benefits in kind for the executive directors include the provision of a company car, fuel and medical benefits. None of the non-executive directors (David Dominik and Prescott Ashe) received any emoluments during the periods ended 31 January 2005. David Dominik and Prescott Ashe are directors of Golden Gate Capital, the manager of the ultimate parent. Details of transactions with related parties are set out in note 26.

Directors' interests in share capital

Richard Lloyd holds 160,000 class A shares and 40,000 class B ordinary shares, issued under the Restricted Share Agreement. These interests are beneficially held and represent the only interests of Richard Lloyd in the Operating Company's ordinary shares.

Anthony Hill holds 1,600,000 class A shares, 400,000 class B shares and 308,000 class C shares, issued under the Restricted Share Agreement, which are beneficially held. He was also issued 200,000 class A ordinary shares on 28 October 2004 (in addition to the interest he holds under the Restricted Share Agreement) at a price of $1.67. These interests became beneficially held immediately.

No directors hold a legal interest in the share capital of the Issuer.

No directors exercised any options during the period from 31 January 2005 to the date of this report.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Share-based payments

The Operating Group has three equity-settled share-based compensation plans and one cash-settled share-based compensation plan, details of which are provided below.

2001 Share Purchase and Option Plan

The Operating Group has a share-based compensation plan (the "Plan") under which employees and directors may be granted options to purchase the Operating Company's ordinary shares (A and B shares). Under the terms of the Plan the options have a maximum term of seven years. Whilst options can be exercised at any time, the expected date of a Termination Even is determined as the vesting date and the expected life of the options because no participant is able to transfer any interest in shares obtained under the Plan until a Termination Event (described as a sale of over 50 per cent of the assets of the Operating Group or an Initial Public Offering) has occurred. As at 31 January 2005 15,532,000 ordinary shares have been authorised for issuance under the Plan and 14,434,715 are available for future grant or re-grant.

Options over ordinary shares held by employees under the Plan, all of which were exerciseable, were as follows:

	Options	Range of exercise prices	Weighted average exercise price	Weighted average remaining life (years) Expected	Contractual
At 1 May 2004	1,462,955	$0.02 – $0.93	$0.17	2.3	5.0
Granted	51,700		$1.46		
Exercised	(306,570)		$0.10		
Forfeited	(110,800)		$0.24		
At 31 January 2005	1,097,285	$0.02 – $.162	$0.24	0.5	4.0

The weighted average share price for options exercised during the period was $6.91.

Of the 1,097,285 options over ordinary shares outstanding at 31 January 2005, 1,037,985 had an exercise price in the range of $0.02 and $0.39 per share and 59,300 had an exercise price in the range of $0.93 and $1.62 per share.

Options issued under the Plan have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02	27/02/03	04/09/03	19/11/03	04/03/04	18/05/04	04/09/04	18/11/04
Class of share	A	B	B	B	B	B	B	B	B
Share price at grant date	$2.22	$2.22	$2.63	$3.15	$3.29	$2.94	$3.10	$3.80	$8.98
Exercise price	$0.05	$0.02	$0.02	$0.33	$0.39	$0.93	$1.04	$1.62	$1.40
Expected volatility	80%	80%	80%	80%	80%	80%	80%	80%	80%
Expected option life (years)	4	4	3	3	3	2	2	2	1
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	4%	4%	4%	4%	4%	4%	4%	4%	4%
Fair value per option	$2.17	$2.20	$2.61	$2.87	$2.96	$2.23	$2.30	$2.57	$7.72

The expected volatility is based on historical volatility of comparable companies over the last three years. The expected life is the average expected period to exercise. The risk-free rate is the yield on zero-coupon UK government bonds of a term consistent with the expected option life.

The amount charged through the income statement in relation to the Plan for the period ended 31 January 2005 was $481,000.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Restricted Share Agreement

The Operating Group also operates a share-based compensation plan (the "Agreement") under which senior management may be granted options to purchase the Operating Company's ordinary shares (A, B and C shares). Under the terms of the Agreement the options have a maximum term of 10 years. Whilst options can be exercised at various times, the expected date of a Termination Event is determined as the vesting date and the expected life of the options because no participant is able to transfer any interest in shares obtained under the Agreement until a Termination Event (as described under the 2001 Share Option Plan) has occurred. As at 31 January 2005 4,388,000 have been authorised for issue under the Agreement.

Options issued under the Agreement have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02
Class of share	A	B
Share price at grant date	$2.22	$2.22
Exercise price	$0.05	$0.02
Expected volatility	80	80
Expected option life (years)	4	4
Expected dividend yield	0	0
Risk-free interest rate	4	4
Fair value per option	$2.17	$2.20

There were no options over ordinary shares held by employees under the Restricted Share Agreement at any time during the period ended 31 January 2005. The amount charged through the income statement in relation to the Agreement for the period ended 31 January 2005 was $47,000.

Share issue

The Operating Group also operates a share-based compensation plan under which senior management are granted ordinary shares in the Operating Company. During the period ended 31 January 2005 the Operating Company issued 200,000 class A shares at a price of $1.67. This interest became immediately beneficially held. The share price at the date of issue was $8.70, based upon the valuation of the Operating Company prepared on a discounted cash flow basis, and therefore the fair value of the services received was $7.03 per share. No expected dividends were incorporated in the measurement of the fair value of the shares. The amount charged through the income statement in relation to the Equity Bonus Plan for the period ended 31 January 2005 was $1,407,000.

Equity bonus plan

On 29 April 2002 the Board of Directors approved the rules of the Equity Bonus Plan, a cash-settled share-based compensation plan. Under the rules of the Equity Bonus Plan eligible employees are awarded Equity Bonus Units at the discretion of the Board of Directors. The earliest time that units issued under the plan can be realised is the completion of a Termination Event (described as a sale of over 50% of the assets of the Operating Group or an Initial Public Offering). The total number of units issued at 31 January 2005 was 194,625. The amount of any realisation payment for each unit will depend on the market value of one of the Operating Company's class A shares, called the Sale Price at the time of the Termination Event. This is compared to the unit's Base Price, which is calculated at the time of award of the unit with reference to the market value of the Operating Company's class A shares. The bonus awarded is the difference between the Sale Price and the Base Price, subject to an overall limit on the Sale Price of 10 times the Base Price (which ranges from $0.05 to $1.62).

The amount charged through the income statement in relation to the Equity Bonus Plan for the period ended 31 January 2005 was $128,000.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

23 Pension commitments

The Operating Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, the UK and Germany. These are funded schemes of the defined contribution type. Outside of these territories, the schemes are also of the defined contribution type.

Pension costs for defined contributions schemes are as follows:

	9 months ended 31 January 2005
	$'000
Defined contribution schemes	1,104

24 Operating lease commitments — minimum lease payments

At 31 January 2005 the Operating Group has lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

	2005
	$'000
Commitments under non-cancellable operating leases expiring:	
Within one year	502
Later than one year and less than five years	11,841
After five years	2,795
	15,138

The Operating Group leases various offices under non-cancellable operating lease agreements that are included in the table above. The leases have various terms, escalation clauses and renewal rights.

25 Capital commitments and contingent liabilities

The Operating Group had no capital commitments at 31 January 2005. The Operating Group had no contingent liabilities, aside from the liability described in note 15, at 31 January 2005.

26 Related party transactions

During the period to 31 January 2005, management charges of $450,000 million were paid to a related party, Golden Gate Capital, which is the fund manager for CCG Investments (BVI), LP, the ultimate parent company.

The interests of Golden Gate Capital, through CCG Investments (BVI), LP and other funds under its management, in the Operating Company's ordinary shares of $0.00001 are as follows:

		Number	
	A shares	D shares	L shares
At 1 May 2004 and 31 January 2005	35,903,620	1,386,000	4,143,291

During the period to 31 January 2005, management charges of $450,000 were paid to a related party, Parallax Partners, which is a minority shareholder.

27 Post balance sheet events

On 4 April 2005 the Operating Company was issued 50,000 redeemable preference shares in Hackremco (no.2158) Limited, for which the consideration was an undertaking to pay. Hackremco (no. 2158) Limited changed its name to Micro Focus International Plc on the same date.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Subsequent to the year-end, options have been exercised over 15,750 class A shares and 18,525 class B shares. On 18 April the Operating Company repurchased 1,386,000 class D shares which were cancelled as of that date. 1,386,000 class A shares held as treasury shares were also deemed to be cancelled as of that date.

The Operating Company proposed and paid a dividend of $10 million on 3 March 2005.

28 Reconciliation of net assets and profit under UK GAAP to IFRS

The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 31 January 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for the Company, being 1 May 2004.

Reconciliation of operating profit for the nine months ended 31 January 2005

	Note	
		$'000
Operating profit reported under UK GAAP		28,387
Change in amortisation period of goodwill	(a)	2,826
Capitalisation of software development	(b)	3,582
Amortisation of software development	(b)	(3,628)
Operating profit reported under IFRS		31,167

	Note	
		$'000
Profit for the period reported under UK GAAP		14,908
Change in amortisation period of goodwill	(a)	2,826
Capitalisation of software development	(b)	3,582
Amortisation of software development	(b)	(3,628)
Deferred tax adjustment relating to above items	(a),(b)	(834)
Profit for the period reported under IFRS		16,854

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of equity at 1 May 2004 (Date of transition to IFRS)	Note	UK GAAP	Effect of transition to IFRS	IFRS
			$'000	
ASSETS				
Non-current assets				
Goodwill		42,404	—	42,404
Intangible assets	(b),(c)	—	7,628	7,628
Property, plant and equipment	(c)	4,115	(2,155)	1,960
Deferred tax assets	(a),(b)	—	8,837	8,837
		46,519	14,310	60,829
Current assets				
Inventories		312	—	312
Trade and other receivables		37,925	—	37,925
Investments	(d)	7,166	(7,166)	—
Cash and cash equivalents	(d)	17,254	7,166	24,420
Deferred tax assets	(a),(b)	5,998	(5,998)	—
		68,655	(5,998)	62,657
Total assets		115,174	8,312	123,486
LIABILITIES				
Current liabilities				
Trade and other payables		53,736	—	53,736
Current tax liabilities		9,821	—	9,821
Financial liabilities — Borrowings		10,097	—	10,097
		73,654	—	73,654
Net current liabilities		(4,999)	(5,998)	(10,997)
Non-current liabilities				
Financial liabilities — Borrowings		50,037	—	50,037
Deferred tax liabilities	(a),(b)	—	4,481	4,481
Other non-current liabilities		5,480	—	5,480
		55,517	4,481	59,998
Net liabilities		(13,997)	3,831	(10,166)
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Operating Company's equity holders				
Ordinary shares		1	—	1
Share Premium		2,946	—	2,946
Other reserves	(e)	118	(75)	43
Accumulated losses	(a),(b),(e)	(17,062)	3,906	(13,156)
Total shareholders' equity (deficit)		(13,997)	3,831	(10,166)

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of equity at 31 January 2005	Note	UK GAAP	Effect of transition to IFRS	IFRS
		$'000	$'000	$'000
ASSETS				
Non-current assets				
Goodwill	(a)	39,578	2,826	42,404
Intangible assets	(b),(c)	—	7,049	7,049
Property, plant and equipment	(c)	3,820	(1,622)	2,198
Deferred tax assets	(a),(b)	—	8,139	8,139
		43,398	16,392	59,790
Current assets				
Inventories		452	—	452
Trade and other receivables		37,398	—	37,398
Investments	(d)	4,565	(4,565)	—
Cash and cash equivalents	(d)	33,559	4,565	38,124
Deferred tax assets	(a),(b)	4,151	(4,151)	—
		80,125	(4,151)	75,974
Total assets		123,523	12,241	135,764
LIABILITIES				
Current liabilities				
Trade and other payables		59,654	—	59,654
Current tax liabilities		11,768	—	11,768
Financial liabilities — borrowings		6,853	—	6,853
		78,275	—	78,275
Net current assets		1,850	(4,151)	(2,301)
Non-current liabilities				
Financial liabilities — borrowings		105,518	—	105,518
Deferred tax liabilities	(a),(b)	—	6,464	6,464
Other non-current liabilities		5,661	—	5,661
		111,179	6,464	117,643
Net liabilities		(65,931)	5,777	(60,154)
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Operating Company's equity holders				
Ordinary shares		1	—	1
Share premium		3,446	—	3,446
Other reserves	(e)	(356)	(75)	(431)
Accumulated losses	(a),(b),(e)	(69,022)	5,852	(63,170)
Total shareholders' equity (deficit)		(65,931)	5,777	(60,154)

Reconciliation of profit for the period ended 31 January 2005	Note	UK GAAP	Effect of transition to IFRS	IFRS
		$'000	$'000	$'000
Turnover		110,484	—	110,484
Cost of sales	(b)	(4,622)	(3,628)	(8,250)
Gross profit		105,862	(3,628)	102,234
Selling and distribution costs		(34,611)	—	(34,611)
Research and development	(b)	(17,013)	3,582	(13,431)
Administrative expenses	(a)	(25,851)	2,826	(23,025)
Operating profit		28,387	2,780	31,167
Net interest payable		(5,055)	—	(5,055)
Taxation	(a),(b)	(8,424)	(834)	(9,258)
Profit for the financial period		14,908	1,946	16,854

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Explanation of reconciling differences between UK GAAP and IFRS

(a) The goodwill arising from the acquisition of the Operating Group from Merant Plc was previously amortised under UK GAAP on a straight line basis over its estimated useful economic life of 14 years. As at 1 May 2004 the net book amount under UK GAAP was adopted as the opening cost under IFRS. This goodwill is no longer amortised, but is subject to reviews for impairment. There is also a corresponding deferred tax movement as a result. This will therefore also be a difference under IFRS.

(b) Development costs were previously expensed through the profit and loss accounts, as permitted by UK GAAP. In accordance with IAS 38, development costs that meet certain criteria, must be capitalised and amortised over the useful economic life to which they relate. The creation of this intangible will also represent a temporary difference under IFRS that leads to a corresponding deferred tax liability. This will therefore also be a difference under IFRS.

(c) Purchased computer software costs were previously recorded as property, plant and equipment, as permitted by UK GAAP. In accordance with IAS 38, all purchased computer software is recorded as an intangible asset.

(d) Under UK GAAP deposits held with financial institutions that cannot be withdrawn without penalty are categorised as current asset investments, provided they can be withdrawn within one year. Under IFRS cash and cash equivalents includes all deposits with up to three months' notice.

(e) Under UK GAAP treasury shares are shown as a movement in the profit and loss reserve. Under IFRS the treasury shares are shown in other reserves.

Explanation of material adjustments to the cash flow statement for the period ended 31 January 2005

Amounts paid for capitalised development costs during the period ended 31 January 2005 are classified as part of cash flows from investing activities under IFRS, but were included as part of operating cash flows under UK GAAP. Cash and cash equivalents includes short-term deposits of $4,565,000 under IFRS, under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Part VIII: Accountants' Report under UK GAAP for Micro Focus International Plc

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

29 April 2005

Dear Sirs

Micro Focus International Plc

Introduction
We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 29 April 2005 (the "Listing Particulars") of Micro Focus International Plc (the "Company").

The Company was incorporated as Hackremco (No. 2158) Limited on 21 May 2004 and re-registered as a public company with effect from 4 April 2005. Save for entering into the conditional agreements referred to in paragraph 4 of Part XIV of the Listing Particulars, the Company has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation
The financial information set out below is based on the accounting records of the Company, to which no adjustment was considered necessary.

Responsibility
The accounting records are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the financial statements underlying the financial information as at 31 January 2005. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the accounting records underlying the financial information and whether the accounting polices are appropriate to the circumstances of the Company and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion
In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the date stated.

MICRO FOCUS INTERNATIONAL PLC

BALANCE SHEET AS AT 31 JANUARY 2005

	Notes	31 January 2005 £
Current assets		
Cash		1
Net current assets		1
Total assets less current liabilities		1
Net assets		1
Capital and reserves		
Called up share capital	2	1
Equity shareholder's funds	3	1

MICRO FOCUS INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS
31 JANUARY 2005

1 Principal accounting policies

The financial statements have been prepared under the historical cost convention, the accounting policies set out below and in accordance with accounting principles generally accepted in the UK.

The company did not trade during the period.

Costs

The costs incurred by the Company in respect of the proposed share offer and admission to the Official List of the UK Listing Authority will be charged to the share premium account arising on the proposed issue of shares in connection therewith. Such costs have been borne by the Operating Company and will only be charged to the Company if the proposed issue is completed.

2 Called up share capital

	31 January 2005 £
Authorised	
100 ordinary Shares of £1 each	100
Allotted, called up and fully paid	
1 ordinary share of £1	1

The Company was incorporated on 21 May 2004 with a share capital of 100 ordinary shares of £1 each. On 4 April 2005 the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each. On 4 April 2005 the Company authorised the creation of redeemable preference shares and authorised and allotted 50,000 redeemable preference shares of £1 each. The subscription took the form of an undertaking to pay the Company, which under s738(2) of the Companies Act are deemed to be fully paid.

3 Reconciliation of movements in shareholders' funds

	31 January 2005 £
At 21 May 2004	—
Issue of share capital	1
At 31 January 2005	1

4 Post balance sheet events

On 4 April 2005 the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each.

The authorised share capital was increased on 4 April 2005 to £50,001 by the creation of 50,000 redeemable preference shares of £1 each, and at the same time the Company became a public limited company. 50,000 redeemable preference shares were allotted and subscribed in the form of an undertaking to pay, as is permitted under the provisions of the Companies Act.

On 5 April 2005 the Company re-registered as a public company, changed its name to Micro Focus International plc and adopted an accounting reference date of 30 April.

On 27 April 2005 the Company increased the authorised ordinary share capital from £100 to £250,000,000, by the creation of the relevant number of ordinary shares.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Part IX:
Accountants' Report under IFRS for Micro Focus International plc

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

29 April 2005

Dear Sirs

Micro Focus International Plc (the "Company") - Special Purpose Restated Financial Information as at 31 January 2005

We report on the special purpose restated financial information set out below as at 31 January 2005 which has been prepared in anticipation of the Company's transition to accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("accounting standards as adopted for use in the EU") (the "2005 restated financial information").

The Company was incorporated as Hackremco (No. 2158) Limited on 21 May 2004 and re-registered as a public company with effect from 4 April 2005. Save for entering into the conditional agreements referred to in paragraph 4 of part XIV of the Listing Particulars, the Company has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation

The 2005 restated financial information has been prepared on the basis described in the Accounting Policies following the recommendations of the Committee of European Securities Regulators ("CESR") and is based on financial information drawn up by the Directors of the Company (the "underlying financial information") to which no adjustments were considered necessary. As set out in the Accounting Policies, that basis may differ from the basis applicable if the 2005 restated financial information comprised the first financial statements of the Company under accounting standards as adopted for use in the EU and form the basis which will be adopted for the 2005 comparative financial information in the Company's 2006 financial statements prepared for the first time under accounting standards as adopted for use in the EU.

Responsibility
The Directors of the Company are responsible for the preparation of the underlying financial information.

The Directors of the Company are responsible for the listing particulars dated 29 April 2005 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the underlying financial information.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. That evidence included that obtained by us relating to the audit of the underlying financial information. It also included an assessment of the accounting principles used and significant estimates and judgments made by those responsible for the preparation of the underlying financial information, as well as evaluating the overall financial statement presentation and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to give reasonable assurance that the 2005 restated financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the 2005 restated financial information gives, for the purposes of the listing particulars dated 29 April 2005, a true and fair view of the state of affairs of Micro Focus International Plc as at 31 January 2005 in accordance with the basis set out in the Accounting Policies.

MICRO FOCUS INTERNATIONAL PLC

BALANCE SHEET AS AT 31 JANUARY 2005

	Notes	2005
		£
ASSETS		
Current assets		
Cash and cash equivalents		1
Total assets		1
Net current assets		1
Net assets		1
SHAREHOLDERS' EQUITY		
Capital and reserves attributable to the Operating Company's equity holders		
Ordinary shares	1	1
Total shareholders' equity		1

The notes on pages 159 to 161 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL PLC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Note	Share capital £	Total £
Issue of share capital	1	1	1
Total changes in shareholders' equity		1	1
Balance as at 21 May 2004		—	—
Balance as at 31 January 2005		1	1

The notes on pages 159 to 161 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL PLC

CASH FLOW STATEMENT

	Note	Period ended 31 January 2005 £
Cash flows from operating activities		—
Cash flows from financing activities		
Proceeds from issue of ordinary share capital	1	1
Net cash flows from financing activities		1
Net increase in cash and cash equivalents		1
Cash and cash equivalents at 21 May 2004		—
Cash and cash equivalents at 31 January 2005		1

The notes on pages 159 to 161 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL PLC

ACCOUNTING POLICIES

General information

Micro Focus International Plc ("the Company") is a company limited by shares, incorporated and domiciled in the United Kingdom. The registered office of the Company is:

The Lawn
Old Bath Road
Newbury
Berkshire
RG14 1QN

The principal activity of the Company is that of a holding company.

Summary of significant accounting policies
The basis of preparation and the principal accounting policies adopted in the preparation of the financial information are set out below.

A Basis of preparation

Following admission to the Official List, Micro Focus International Plc will be required to prepare statutory consolidated financial statements which comply with accounting standards as adopted for use in the EU in respect of its financial year commencing 1 May 2005 (the "2006 financial statements") and subsequently. As a company seeking admission to the Official List, Micro Focus International Plc has voluntarily decided to present certain historical financial information in its listing particulars on a basis consistent with the accounting policies to be adopted in its 2006 financial statements.

In addition to financial information under UK GAAP as at 31 January 2005, the Directors of Micro Focus International plc (the "Directors") have prepared financial information as at 31 January 2005 (the "underlying financial information") on the basis expected to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first consolidated financial statements of the Company prepared in accordance with accounting standards as adopted for use in the EU.

When the 2006 financial statements are prepared, they will be the first financial statements prepared by Micro Focus International Plc in accordance with accounting standards as adopted for use in the EU and as such will take account of the requirements and options in IFRS 1 (First-time Adoption of International Financial Reporting Standards) as they relate to the financial information included therein.

Note B below describes how, in preparing the underlying financial information, the Directors have applied accounting standards as adopted for use in the EU under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2006 financial statements.

However, certain of the requirements and options in IFRS1 relating to comparative financial information presented on first time adoption may result in a different application of accounting policies in the 2005 restated financial information to that which would apply if the 2005 restated financial information was the first financial statements of the Company prepared in accordance with accounting standards as adopted for use in the EU and, if there are subsequent changes to the Standards or Interpretations applicable to the 2006 financial statements, the 2005 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2006 financial statements. Furthermore, the directors of the Company may, in drawing up the 2006 financial statements, make different choices from those which they have assumed in preparing the underlying financial information with respect to the options in IFRS 1.

MICRO FOCUS INTERNATIONAL PLC

ACCOUNTING POLICIES

B IFRS 1 exemptions

IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing these financial statements. IFRS 1 sets out the procedures that the Company must follow when it adopts IFRS for the first time. The Company is required, as discussed above, to establish its IFRS accounting policies as at 30 April 2006 and, in general, apply these policies retrospectively to determine the IFRS opening balance sheet at its date of transition, 21 May 2004.

IFRS 1 provides a number of optional exemptions to the general principle of retrospective application. At 31 January 2005 none of these exemptions are applicable to the Company. As the only differences for the Company between UK GAAP and IFRS are presentational no reconciliations from UK GAAP to IFRS have been presented.

C Share capital

Ordinary shares are classified as equity.

D Cash and cash equivalents

Cash and cash equivalents includes cash in hand, and deposits held at call with banks.

E Costs

The costs incurred by the Company in respect of the proposed share offer and admission to the Official List of the UK Listing Authority will be charged to the share premium account arising on the proposed issue of shares in connection therewith. Such costs have been borne by the Operating Company and will only be charged to the Company if the proposed issue is completed.

The Company did not trade during the period.

MICRO FOCUS INTERNATIONAL PLC

NOTES TO THE FINANCIAL INFORMATION

1. Called up share capital

	31 January 2005
	£
Authorised	
100 ordinary Shares of £1 each	100
Allotted, called up and fully paid	
1 ordinary share of £1	1

The Company was incorporated on 21 May 2004 with a share capital of 100 ordinary shares of £1 each. On 4 April 2005 the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each. On 4 April 2005 the Company authorised the creation of redeemable preference shares and authorised and allotted 50,000 redeemable preference shares of £1 each. The subscription took the form of an undertaking to pay the Company, which under s738(2) of the Companies Act are deemed to be fully paid.

2. Post balance sheet events

On 4 April 2005 the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each.

The authorised share capital was increased on 4 April 2005 to £50,100 by the creation of 50,000 redeemable preference shares of £1 each, and at the same time the company became a public limited company. 50,000 redeemable preference shares were allotted and subscribed in the form of an undertaking to pay, as is permitted under the provisions of the Companies Act.

On 5 April 2005 the Company re-registered as a public company, changed its name to Micro Focus International plc and adopted an accounting period reference date of 30 April.

On 27 April 2005 the Company increased the authorised ordinary share capital from £100 to £250,000,000, by the creation of the relevant number of ordinary shares.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part X:
Pro Forma Financial Information under UK GAAP

Set out below is the text of a report on the pro forma statement of net assets by PricewaterhouseCoopers LLP, the reporting accountants:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

29 April 2005

Dear Sirs

Micro Focus International Plc (the "Company")
We report on the pro forma statement of net assets set out in Part X of the Company's listing particulars dated 29 April 2005. The pro forma statement of net assets has been prepared under UK GAAP, for illustrative purposes only, to provide information about how the proposed Global Offer of the Company's shares and admission of the Company's shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange might have affected the consolidated net assets of the Group as at 31 January 2005.

Responsibilities
It is the responsibility solely of the directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued

by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the UK GAAP accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Basis of pro forma statement

The following unaudited pro forma statement of net assets of the Group is provided to show the effect on the net assets of the Group had the Global Offer, Admission and dividend paid on 3 March 2005 taken place as at 31 January 2005, under UK GAAP.

The pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group. The unaudited pro forma statement of net assets is compiled on the basis set out below from the audited consolidated balance sheet of Micro Focus International Limited as at 31 January 2005 and from the audited balance sheet of Micro Focus International Plc as at 31 January 2005, as set out in the Accountants' Reports in Parts VI and VIII respectively of this document:

			Adjustments At 31 January 2005			
	Micro Focus International Plc (note 1)	Micro Focus International Limited (note 2)	Issue proceeds (note 3)	Debt repayment (note 4)	Dividend (note 5)	Proforma Total
	$'000	$'000	$'000	$'000	$'000	$'000
Fixed assets						
Intangible assets	—	39,578	—	—	—	39,578
Tangible assets	—	3,820	—	—	—	3,820
	—	43,398	—	—	—	43,398
Current assets						
Stock	—	452	—	—	—	452
Debtors	—	37,398	—	—	—	37,398
Deferred tax assets	—	4,151	—	—	—	4,151
Investments	—	4,565	—	—	—	4,565
Cash at bank and in hand	—	33,559	99,293	(113,125)	(10,000)	9,727
	—	80,125	99,293	(113,125)	(10,000)	56,293
Creditors — amounts falling due within one year	—	(78,275)	—	6,771	—	(71,504)
Net current assets/(liabilities)	—	1,850	99,293	(106,354)	(10,000)	(15,211)
Total assets less current liabilities	—	45,248	99,293	(106,354)	(10,000)	28,187
Creditors — amounts falling due after more than one year	—	(111,179)	—	105,370	—	(5,809)
Net (liabilities)/assets	—	(65,931)	99,293	(984)	(10,000)	22,378

Notes:

1. The financial information has been extracted, without material adjustment, from the Accountants' Report on Micro Focus International plc as set out in Part VIII of this document.
2. The financial information has been extracted, without material adjustment, from the Accountants' Report on Micro Focus International Limited as set out in Part VI of this document.
3. Issue proceeds:

	Proforma Impact (US$ million) Cash	Net liabilities
Gross proceeds	125.0	125.0
Offer costs and expenses	(25.7)	(25.7)
Total	99.3	99.3

Gross proceeds and offer costs and expenses are based on an offer price at the mid-point of the Price Range and have been extracted, without material adjustment, from paragraph 24 of Part XIV of this document. Gross proceeds and offer costs and expenses have been translated using the exchange rate of US$1.91145:£1.00.

Included within offer costs and expenses are $0.7 million relating to termination payments relating to the borrowing facilities to be repaid as described in note 16 of the Micro Focus International Limited Accountants' Report set out in Part VI.

4. Debt repayment:

Although the debt facilities are not required to be repaid on Admission, as described in paragraph 8 of the Key Information of this document the Company's intention is that following Admission the borrowings set out below will be repaid from the proceeds.

	Pro forma Impact (US$ million)			
	Cash	Creditors due within one year	Creditors due after one year	Net liabilities
Term loan A as described in note 16 of the Accountants' Report on Micro Focus International Limited set out in Part VI.	(73.1)	7.7	65.4	—
Term loan B as described in note 16 of the Micro Focus International Limited Accountants' Report set out in Part VI.	(40.0)	—	40.0	—
Unamortised issue costs written off on repayment of the related facilities (which were netted against Bank Loans) as described in note 16 of the Micro Focus International Limited Accountants' Report set out in Part VI.	—	(1.0)	—	(1.0)
Total	(113.1)	6.7	105.4	(1.0)

5. The dividend was paid by the Operating Company on 3 March 2005.

6. No account has been taken of the trading results of the Group since 31 January 2005.

7. The pro forma statement of net assets does not constitute financial statements within the meaning of section 240 of the Act.

Part XI:
Pro Forma Financial Information Under IFRS

Set out below is the text of a report on the pro forma statement of net assets under IFRS by PricewaterhouseCoopers LLP, the reporting accountants:



PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

29 April 2005

Dear Sirs

Micro Focus International Plc (the "Company")

We report on the pro forma statement of net assets set out in Part XI of the Company's listing particulars dated 29 April 2005.

The pro forma statement of net assets has been prepared under IFRS on the basis expected to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first financial statements of the Group prepared in accordance with accounting standards as adopted for use in the EU, for illustrative purposes only, to provide information about how the proposed Global Offer of the Company's shares and admission of the Company's shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange might have affected the consolidated net assets of the Group as at 31 January 2005.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the IFRS accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Basis of pro forma statement

The following unaudited pro forma statement of net assets of the Group is provided to show the effect on the net assets of the Group had the Global Offer, Admission and dividend paid on 3 March 2005 taken place as at 31 January 2005, under IFRS.

The pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group. The unaudited pro forma statement of net assets is compiled on the basis set out below from the audited consolidated balance sheet of Micro Focus International Limited as at 31 January 2005 and from the audited balance sheet of Micro Focus International Plc as at 31 January 2005 as set out in the Accountants' Reports in Parts VII and XI, respectively, of this document:

			Adjustments At 31 January 2005			
	Micro Focus International Plc (note 1)	Micro Focus International Limited (note 2)	Issue proceeds (note 3)	Debt repayment (note 4)	Dividend (note 5)	Pro forma Total
	$'000	$'000	$'000	$'000	$'000	$'000
Fixed assets						
Goodwill	—	42,404	—	—	—	42,404
Intangible assets	—	7,049	—	—	—	7,049
Property, Plant and equipment	—	2,198	—	—	—	2,198
Deferred tax assets	—	8,139	—	—	—	8,139
	—	59,790	—	—	—	59,790
Current assets						
Inventories	—	452	—	—	—	452
Trade and other receivables	—	37,398	—	—	—	37,398
Cash and cash equivalents	—	38,124	99,293	(113,125)	(10,000)	14,292
	—	75,974	99,293	(113,125)	(10,000)	52,142
Total assets	—	135,764	99,293	(113,125)	(10,000)	111,932
Current liabilities						
Trade and other payables	—	59,654	—	—	—	59,654
Current tax liabilities	—	11,768	—	—	—	11,768
Financial liabilities – borrowing	—	6,853	—	(6,771)	—	82
	—	78,275	—	(6,771)	—	71,504
Net current liabilities	—	(2,301)	99,293	(106,354)	(10,000)	(19,362)
Non-current liabilities						
Deferred tax liabilities	—	6,464	—	—	—	6,464
Financial liabilities—borrowing	—	105,518	—	(105,370)	—	148
Other non-current liabilities	—	5,661	—	—	—	5,661
	—	117,643	—	(105,370)	—	12,273
Net Liabilities	—	(60,154)	99,293	(984)	(10,000)	28,155

Notes:

1. The financial information has been extracted, without material adjustments from the Accountants' Report on Micro Focus International plc as set out in Part IX of this document.
2. The financial information has been extracted, without material adjustments from the IFRS Accountants' Report on Micro Focus International Limited as set out in Part VII of this document.
3. Issue proceeds:

	Pro forma Impact (US$ million)	
	Cash	Net liabilities
Gross proceeds	125.0	125.0
Offer costs and expenses	(25.7)	(25.7)
Total	99.3	99.3

Gross proceeds and offer costs and expenses are based on an offer price at the mid-point of the Price Range and have been extracted, without material adjustment, from the Additional Information as set out in Part XIV, Note 24 of this document. Gross proceeds and offer costs and expenses have been translated using the exchange rate of US$1.91145:£1.00.

Included within offer costs and expenses are $0.7 million relating to termination payments relating to the borrowing facilities to be repaid as described in note 15 of the Micro Focus International Limited Accountants' Report set out in Part VI.

4. Debt repayment:

Although the debt facilities are not required to be repaid on Admission, as described in paragraph 8 of the Key Information of this document the Company's intention is that following Admission the borrowings set out below will be repaid from the proceeds.

	Pro forma Impact (US$ million)			
	Cash	Creditors due within one year	Creditors due after one year	Net liabilities
Term loan A as described in note 15 of the Accountants' Report on Micro Focus International Limited set out in Part VI.	(73.1)	7.7	65.4	—
Term loan B as described in note 15 of the Micro Focus International Limited Accountants' Report set out in Part VI.	(40.0)	—	40.0	—
Unamortised issue costs written off on repayment of the related facilities (which were netted against Bank Loans) as described in note 15 of the Micro Focus International Limited Accountants' Report set out in Part VI.	—	(1.0)	—	(1.0)
Total	(113.1)	6.7	105.4	(1.0)

5. The dividend was paid by the Operating Company on 3 March 2005.
6. No account has been taken of the trading results of the Group since 31 January 2005.
7. The pro forma statement of net assets does not constitute financial statements within the meaning of section 240 of the Act.

Part XII: Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP

The financial information of MFIL and its consolidated subsidiaries included in Part VI has been prepared and presented in accordance with accounting principles generally accepted in the United Kingdom. Certain differences exist between UK GAAP and generally accepted accounting principles in the United States of America which might be material to the financial information herein.

The financial information of MFIL and its consolidated subsidiaries included in Part VII has been prepared and presented under accounting standards as adopted for use in the EU ("IFRS"). Certain differences exist between IFRS and US GAAP which might be material to the financial information herein.

The matters described below summarise certain differences between UK GAAP and US GAAP and IFRS and US GAAP that may be material. The Company is responsible for preparing the Summary below. The Company has not prepared a reconciliation of its consolidated financial statements and related footnote disclosures between UK GAAP and US GAAP or between IFRS and US GAAP and has not quantified such differences. Accordingly, no assurance is provided that the following summary of certain differences between UK GAAP and US GAAP and IFRS and US GAAP is complete.

Had MFIL undertaken any such quantification or reconciliation, other accounting and disclosure differences may have come to its attention that are not identified below. Accordingly MFIL can provide no assurance that the identified differences in the summary below represent all principal differences relating to MFIL. The differences highlighted below reflect only those differences in accounting policies in force at the time of the preparation of the UK GAAP and the IFRS audited consolidated financial statements. No attempt has been made to identify future differences between UK GAAP, US GAAP and IFRS as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. Regulatory bodies that promulgate UK GAAP, US GAAP and IFRS have significant ongoing projects that could affect future comparisons such as this one between UK GAAP and US GAAP and IFRS and US GAAP. Future developments or changes in either UK GAAP, US GAAP or IFRS may give rise to additional differences between UK GAAP and US GAAP and IFRS and US GAAP, which could have a significant impact on the Operating Group.

In making an investment decision, investors must rely on their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP and IFRS and US GAAP, and how these differences might affect the financial information herein.

Revenue Recognition

UK GAAP

The Operating Group recognises revenue from sales of software licences to end users or resellers upon persuasive evidence of an arrangement, delivery of the software, and determination that collection of a fixed or determinable fee is reasonably assured. When the fees for maintenance, consulting and training are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions. If such evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the undelivered elements and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangements does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered.

If the arrangement includes acceptance criteria, revenue is not recognised until the Operating Group can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Operating Group recognises licence revenue derived from sales to resellers upon delivery to the reseller provided that all other revenue recognition criteria are met, otherwise revenue is deferred and recognised upon delivery of product to the ultimate end user.

Maintenance revenue is recognised rateably over the term of the contract, which in most cases is one year. Revenue from consulting and training services is recognised as the services are performed.

US GAAP

Under US GAAP, revenue from the sale of software products and services is governed by Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions" ("SOP 98-9"), and related AICPA Technical Practice Aids, relating to all transactions involving the sale of software products and hardware transactions where the software is more than incidental.

Product revenue from the sale of a perpetual licence of a company's software products is recognised when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured, and, if applicable, upon acceptance when acceptance criteria are specified or upon expiration of an acceptance period. Revenue on time-based subscription licences is generally recognised rateably over the contract term.

Service revenue consists primarily of revenue received for performing maintenance and support ("Post-contract customer support") and training and consulting. Maintenance and support revenue for providing product updates and customer support is deferred and recognised rateably over the service period. Training and consulting revenue is recognised as services are performed and billable according to the terms of the service arrangement.

When a sale involves multiple elements, such as sales of products that include services (where the service is not deemed as being essential to the functionality of the software i.e. does not involve significant production, modification of or customisation of the software), the entire fee from the arrangement is allocated to each respective element based on VSOE of fair value and recognised when revenue recognition criteria for each element are met. VSOE of fair value for each element is established based on the sales price charged when the same element is sold separately. If a company cannot establish VSOE of fair value on this basis, then if a contract contains multiple elements wherein VSOE exists for all undelivered elements, a company may account for the delivered elements in accordance with the residual method prescribed by SOP 98-9. If in multiple element arrangements a company cannot establish VSOE of fair value for all of the separate elements in the arrangement or cannot establish VSOE of fair value for the undelivered elements only, then revenue must be deferred until all elements have been delivered or VSOE can be determined.

Fees due under an arrangement with extended payment terms are generally deemed not to be fixed or determinable if a significant portion of the fee is due beyond the company's normal payment terms. Fees due under such arrangements are recognised as the fees become due and payable and all other revenue recognition criteria are met.

IFRS

The Operating Group recognises revenue from sales of software licences to end-users when it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. When the fees for software upgrades and enhancements, maintenance, consulting and education are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions.

The Operating Group recognises revenue from sales of software licences to resellers when the software licences are delivered, it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. If the arrangement includes acceptance criteria, revenue is not recognised until the software or service has met the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Operating Group recognises software licence revenue derived from sales to resellers when the licences are delivered to resellers, it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. If not all the revenue recognition criteria are met when the licences are delivered to the resellers, revenue is deferred and recognised upon delivery to the ultimate end user.

Maintenance revenue is derived from providing technical support and software updates to customers. Maintenance revenue is recognised rateably over the term of the contract, which in most cases is one year. Revenue from consulting and education services is recognised as the services are performed.

Software development costs

UK GAAP
Research and development costs are written off to the profit and loss account as they are incurred.

US GAAP
Under US GAAP, development costs relating to software which is to be sold, leased or otherwise marketed as a separate product apply the provisions of SFAS No. 86 "Accounting for the costs of Computer Software to be Sold, Leased or Otherwise Marketed". Costs incurred internally in creating a computer software product are charged to expense as incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working model. Thereafter, all software production costs shall be capitalised and subsequently reported at the lower of unamortised cost or net realisable value. Capitalisation of computer software costs ceases when the product is available for general release to customers. Capitalised costs are amortised based on current and future revenue for each product with an annual minimum amortisation charge equal to the straight-line amortisation over the remaining estimated economic life of the product.

IFRS
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects relating to developing new computer software programs and significant enhancement of the existing computer software programs are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which include the software development employee costs and an appropriate portion of relevant overheads. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have a finite useful life that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding three years.

Employee share-based compensation

UK GAAP
The Operating Group operates three equity-settled, share-based compensation plans and has adopted FRS 20 "Share-based Payment", which applies to all grants after 7 November 2002 that were unvested as of 1 January 2005. The Operating Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Operating Group's estimate of shares that will eventually vest. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled share-based payments.

Fair value is measured by using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

US GAAP
Under US GAAP share-based employee compensation is accounted for under either Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" or SFAS 123 "Accounting for Stock Based Compensation". The cost of options granted to employees is recognised over the period to which the employee's service relates (the vesting period) under either the intrinsic value method of APB 25 or the fair value method of SFAS 123. Under the intrinsic value method of APB 25 the measurement date is the date at which both the number of shares to be received and option price are known. Under the fair value method of SFAS 123 the fair value of share options is typically determined and fixed at grant date.

Under the fair value based method of SFAS 123, employee compensation expense is measured at the grant date based on the fair value of the award and is recognised over the service period, which is usually the vesting period. Under the intrinsic value based method, employee compensation expense is the excess, if any, of the quoted market price of the share at measurement date over the amount an employee must pay to acquire the share. Fixed share option plans, where the exercise price equals the quoted market price at the date of grant, have no intrinsic value, and under APB 25, no compensation expense is recognised for them. Compensation expense is recognised for other types of share-based compensation plans, under APB 25, including plans with variable or performance-based features, such as phantom stock plans. Entities electing to apply the accounting provisions of APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied.

IFRS
No expense is recognised in respect of share options which are granted before 7 November 2002 and vested before 1 January 2005.

For share options granted after 7 November 2002 and vested after 1 January 2005 the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. Fair value is measured by using the Black-Scholes pricing model. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The Operating Group recognises a liability and an expense for the bonus scheme it operates that is based on a formula that takes into consideration the market value of the Operating Company's shares. The Operating Group also recognises a liability and an expense for the bonus scheme based on the Operating Group financial performance after certain adjustments.

National insurance contributions on share options

UK GAAP
Share options granted subsequent to 5 April 1999 under approved schemes are subject to employers' and employees' NIC on the gain made on the exercise of such options by UK employees. Under UK GAAP the NIC payable on the difference between the exercise price of the options outstanding and the current market value is calculated and spread over the period up to the date of exercise of the options.

US GAAP
Under US GAAP, the liability for any employee payroll taxes on share options is only recognised when the event triggering the measurement and payment of the tax to the taxing authority occurs, generally the exercise date.

IFRS
Share options granted subsequent to 5 April 1999 under approved schemes are subject to employers' and employees' NIC on the gain made on the exercise of such options by UK employees. Under IFRS, the NIC payable on the difference between the exercise price of the options outstanding and the current market value is calculated and spread over the vesting period.

Business combinations and intangible assets

UK GAAP
Goodwill represents the excess of the fair value of the purchase consideration for businesses and shares in subsidiary undertakings over the fair value of the net assets acquired. Intangible assets acquired, such as brands, may be regarded as indistinguishable from goodwill and accounted for as such. There is a rebuttable presumption that the useful economic lives of goodwill and intangible assets are limited and do not exceed 20 years from the date of acquisition, but it is possible for the useful economic lives to be greater than 20 years or even indefinite. Goodwill arising on acquisitions made before 1 January 1998 will have been written off against reserves. On disposal, this goodwill would be written back and the profit or loss on disposal is adjusted on recognition accordingly. Goodwill is capitalised and amortised on a straight-line basis over its useful life, which the directors estimate to be 14 years.

Under UK GAAP, adjustments to fair values assigned to assets and liabilities acquired on an acquisition of a business are only permitted if they arise before the date on which the directors approve the second post-acquisition financial statements of the acquiring company. Under UK GAAP no specific guidance exists regarding the treatment of deferred revenue upon acquisition. As such it is permissible to value deferred revenue on acquisition at its historic cost, provided there are no factors that point to the anticipated costs associated with deferred revenue being in excess of the amount deferred.

Under UK GAAP, costs of reorganisation and integrating businesses acquired, whether they relate to the acquired entity or the acquiring group, are dealt with as post-acquisition costs.

US GAAP
US GAAP requires that, in accordance with SFAS 141 "Business Combinations", the cost of an acquisition be assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. The fair value of deferred revenue recognised on acquisition will record a current market profit margin on the assumed obligation to perform services or provide products after the consummation of the business combination. No profit margin may be included for elements of the service or production process, such as the selling effort, that are completed prior to consummation.

The excess of the purchase price paid over the underlying fair value allocated to the identifiable assets (including intangibles) must be recorded as goodwill. In some instances, specifically identifiable intangible assets recognised under US GAAP do not meet the recognition criteria of UK GAAP. Identifiable intangible assets in a software company would generally be expected to include in-process research and development, trademarks/trade names, customer lists/relationships and patented and unpatented technology. Intangible assets are amortised over their estimated useful lives other than in-process research and development which is expensed at the date of acquisition.

Under US GAAP, liabilities arising in a business combination may be included as liabilities on acquisition if certain specific criteria are met; if the cost has no future economic benefit to the combined company; is incremental to other costs incurred by the acquired company or the acquiring business in the conduct of activities prior to the consummation date; and will be incurred as a direct result of the plan to exit an activity of the acquired company.

Under US GAAP, the period allowed for adjusting the fair value of pre-acquisition contingencies is typically limited to a maximum of one year from the date of acquisition.

IFRS
Under IFRS, fair value adjustments should be made in the financial statements for the first full financial year following the acquisition. It does not go beyond the financial year.

There is no specific guidance under IFRS regarding the treatment of deferred revenue upon acquisition. As such it is permissible to value deferred revenue on acquisition at its historic cost, provided there are no factors that point to the anticipated costs associated with deferred revenue being in excess of the amount deferred.

Under IFRS 3 "Business Combinations", liabilities for terminating or reducing the activities of the acquiree are only recognised as liabilities on acquisition when the acquiree has, at the acquisition date, an existing liability for restructuring. Any liabilities arising as a result of decisions made by the acquirer are dealt with as post-acquisition costs.

Impairment of tangible fixed assets and intangible assets

UK GAAP

Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Fair value of an asset is determined by the present value of the future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Under UK GAAP goodwill must be reviewed for impairment at the end of the first year following the acquisition and again if there is a change of circumstances in future years indicating impairment in value.

US GAAP

Under US GAAP, SFAS 142 "Goodwill and other intangible assets" ("SFAS 142") requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Intangible assets that do not have an indefinite life are amortised over the estimated useful life of the asset. SFAS 142 requires that capitalised goodwill be allocated to reporting units and tested annually for impairment under a two-step approach. The first step of the impairment test is performed by comparing the fair value of the reporting unit with the book value of the reporting unit. Where the book value is higher than the fair value of the reporting unit, the second step of the impairment test is performed in order to calculate the implied value of goodwill. The impairment of the goodwill is measured as the difference between the carrying value and implied value of goodwill and the amount of the impairment loss is reported in the income statement as a component of operating income.

Other long-lived assets, including definite-lived intangibles, are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss shall be recognised only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

IFRS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised as the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Leases

UK GAAP
A lease will be classified as held under finance lease where it transfers substantially all the risks and rewards of ownership of an asset to the lessee. It should be presumed that such a transfer of risks and rewards occurs if at the inception of a lease the present value of the minimum lease payments, including any initial payment, amounts to substantially all (normally 90 per cent. or more) of the fair value of the leased asset. Assets held under finance leases are capitalised at their fair value on the commencement of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

US GAAP
Certain operating leases under UK GAAP may be classified as finance leases under US GAAP, referred to in US GAAP as capital leases, if the lease meets any of the following criteria: the leased asset automatically transfers title at the end of the lease term; the lease contains a bargain purchase option; the lease term equals or exceeds 75 per cent. of the remaining estimated economic life of the leased asset; or the present value of the minimum lease payments equals or exceeds 90 per cent. of the excess of fair value of the leased property.

IFRS
Leases of property, plant and equipment where the Operating Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Debt issue costs

UK GAAP
Under UK GAAP, debt issue costs are deferred and deducted from the debt to which they relate for the purpose of balance sheet presentation.

US GAAP
Under IFRS and US GAAP, such debt costs are capitalised as an asset and reported as deferred charges in the balance sheet.

IFRS
As under US GAAP, IFRS capitalises the costs as an asset and reports them as deferred charges in the balance sheet.

Debt Extinguishment

UK GAAP
Under UK GAAP, where the life of a debt instrument is shortened, for example through early redemption, or the company has the option to redeem, the amortisation of issue costs and any premium on redemption should be accelerated over the remaining period of the shortened term. When it becomes virtually certain that the debt instrument will be redeemed early, the amortisation of deferred debt issue costs is accelerated such that the deferred debt issue costs at the start of the year are amortised over the remaining expected life of the debt instrument.

US GAAP
Under US GAAP, in periods preceding extinguishment, interest expense and other carrying costs of the debt should be recognised in accordance with the terms of the instrument. Deferred debt issue costs would continue to be amortised based on the life of the debt that was assumed when the obligation was recorded initially.

IFRS
Under IFRS debt extinguishment costs are treated similarly to UK GAAP.

Restructuring Costs

UK GAAP
Under UK GAAP, provisions including restructuring costs are recognised in accordance with Financial Reporting Standard FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", when an entity meets a number of specific criteria including a reliable estimate of the amount of an obligation.

US GAAP
Under US GAAP, requirements for recording provisions are more stringent than those under UK GAAP. Restructuring provisions are recorded when they meet requirements included in accordance with EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 for exit or disposal activities initiated after 31 December 2002. FAS 146 also highlight specific recognition and measurement of liabilities criteria including fair value techniques similar to UK GAAP.

IFRS
Under IFRS a provision as regards restructuring costs are recognised in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" , when an entity meets a number of specific criteria including a reliable estimate of the amount of an obligation and a detailed plan having been put in place and announcement has been made publicly.

Deferred taxation

UK GAAP
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date, deferred tax is recognised.

A net deferred tax asset is recognised as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. FRS 19 permits but does not require discounting and deferred tax is measured on an undiscounted basis.

US GAAP
Under US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. A valuation allowance is created for deferred

tax assets to the extent that it is more likely than not that the benefit will not be realised. Provision is made at current enacted tax rates. Under US GAAP, discounting is prohibited.

IFRS
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Under IAS 12 "Income Taxes", discounting is prohibited for deferred taxes.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Operating Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Consolidated cash flow statement

UK GAAP
Cash consists of cash in hand and deposits repayable upon demand without penalty. Under UK GAAP, any bank overdrafts would also be presented as part of cash in hand. Investments in bank deposits and other interest-bearing instruments with initial maturities of one year or less are categorised as current asset investments. Such investments are carried at cost which approximates fair value.

Under UK GAAP, the consolidated cash flows are presented in accordance with Financial Reporting Standard 1 (Revised) "Cash Flow Statements" ("FRS 1"). Under FRS 1, a Company presents its cash flows for: (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing.

US GAAP
Under US GAAP, SFAS 95 "Statement of Cash Flows" defines cash and cash equivalents as including highly liquid short-term investments with original maturities of three months or less, and excludes overdrafts.

SFAS 95 requires cash flows to be presented in three categories: (i) operating, (ii) investing and (iii) financing activities. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 would be included as operating activities under SFAS 95. Cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities under SFAS 95. Equity dividend payments would be included as a financing activity under SFAS 95.

IFRS
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Under IFRS, IAS 7 "Cash Flow Statements" requires cash flows to be presented in three categories: (i) operating, (ii) investing and (iii) financing activities. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 would be included as operating activities under IAS 7. Cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities under IAS 7. Equity dividend payments would be included as a financing activity under IAS 7.

Earnings per share

UK GAAP
Under UK GAAP, basic and diluted earnings per share based on profit before amortisation of goodwill and non-operating items are disclosed in addition to basic and diluted earnings per share based on profit before taxation.

US GAAP
Under US GAAP, basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation.

IFRS
IFRS is similar to US GAAP as basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation.

Under IFRS any additional measures of earnings per share have to be presented in the notes to the financial statements.

Segmental disclosure

UK GAAP
Under UK GAAP, segmental reporting is based on the different classes of business and geographical areas in which an entity operates. Classes of business are determined by, among other factors, the nature of the products and services, the nature of the production processes and the markets in which the products or services are sold. The accounting policies used in the segmental reporting must be consistent with the accounting policies used in the consolidated financial statements.

US GAAP
US GAAP is based on the "management approach" whereby external segmental reporting is aligned with the internal reporting used by management. The accounting policies followed in the internal reporting used by management may differ from the accounting policies used in the consolidated financial statements. The entity's internal organisational and management structure and its system of internal financial reporting to the board of directors and the chief executive officer should be the basis for determining the primary and secondary reporting formats. This management-based approach differs from the risk and returns approach of SSAP 25 "Segmental Reporting". US GAAP requires certain asset, income statement and other disclosures to be made for each reportable segment as well as a reconciliation to the corresponding amounts in the consolidated financial statements.

IFRS
A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Operating Group considers there to be only one business segment, which is the provision of legacy application development and deployment software for contemporary platforms.

Transactions between entities under common control

UK GAAP
Under UK GAAP, group reconstructions are permitted to be accounted for using acquisition accounting or merger accounting. Under acquisition accounting, assets and liabilities acquired are fair valued on the date of control change. Under merger accounting, the carrying values of the assets and liabilities of the parties to the combination are not required to be adjusted to fair value on consolidation.

US GAAP
Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

IFRS
There are two basic methods of accounting for business combinations under IFRS 3 "Business Combinations" - the purchase method and the pooling of interests method. Current IFRS accounting literature does not require or prohibit the application of either method. There is no guidance in any other IFRS that requires a different basis of accounting for transactions between entities under common control. Management can therefore elect to apply purchase accounting to a transaction among entities under common control, but is not required to apply this method. Management could also elect to apply the pooling of interests method. If purchase accounting is used, the requirements of IFRS 3 are applied.

If the pooling of interests method is used, the transaction should be recorded as if it had taken place at the beginning of the earliest period presented, the assets and liabilities of the acquired entity using the book values from the financial statements of the controlling party and the difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity as an adjustment to equity.

Management must select an appropriate accounting policy for transactions among entities under common control and apply that policy consistently.

Balance sheet presentation

UK GAAP
A balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP and IFRS. Under UK GAAP certain assets are netted against certain liabilities in the balance sheet, whereas US GAAP requires the separate presentation of total assets and total liabilities. UK GAAP requires that assets are presented in ascending order of liquidity in accordance with the Companies Act, whereas US GAAP assets are presented in descending order of liquidity.

In addition, current assets under UK GAAP include amounts which fall due after more than one year.

US GAAP
US GAAP requires the separate presentation of total assets and total liabilities. UK GAAP requires that assets are presented in ascending order of liquidity in accordance with the Companies Act, whereas US GAAP assets are presented in descending order of liquidity.

Under US GAAP, assets which are amounts which fall due after more than one year would be reclassified as non-current assets.

IFRS
Under IFRS, IAS 1 requires entities to present current and non-current liabilities as separate classifications on the face of the balance sheet, except when a liquidity presentation (which does not distinguish between current and non-current liabilities) provides reliable and more relevant information.

Profit and Loss Presentation

Turnover

UK GAAP
Separate disclosure of revenue and cost of sales relative to each revenue component is not required under UK GAAP.

US GAAP
Under US GAAP, software revenue is disclosed in a number of categories including; net sales of products, revenues from services and other revenues. Separate disclosure of cost of sales relative to each revenue component is also required.

IFRS
Separate disclosure of revenue and cost of sales relative to each revenue component is not required under IFRS.

Basis of accounting for an acquired business

UK GAAP
Under UK GAAP a purchase transaction of a business that results in the creation of a new entity establishes a new basis of accounting for the purchased business. Results of operations are recorded in the new entity from the date of acquisition.

US GAAP
Under US GAAP, Securities and Exchange Commission SAB Topic 5-J states that a purchase transaction of a business that results in a business becoming substantially wholly-owned also establishes a new basis of accounting for the purchased assets and liabilities of the acquired entity. The application of a new basis of accounting represents the termination of the old business and the creation of a new one. A company would also bifurcate (often referred to as a "black line" presentation) the income statement into two separate periods — for the pre- and post-acquisition periods. The new entity would not show results only from the date of acquisition. This would also be applicable for the statements of cash flows, of shareholders' equity, and of comprehensive income. In addition, the relevant footnotes would also be presented for the two distinct accounting periods.

IFRS
IFRS is similar to UK GAAP, and such disclosure and basis of accounting in the separate financial statements of an acquired company is not required under IFRS.

Part XIII:
The Global Offer and Related Matters

Shares Subject to the Global Offer

Based on an Offer Price at the mid-point of the Price Range and completion of the Share Exchange, the Global Offer comprises an offer of 47,013,572 Ordinary Shares (representing approximately 25.0 per cent. of the issued ordinary share capital of the Company immediately following Admission valued at approximately £310.3 million assuming no exercise of the Over-allotment Option). Of these 47,013,572 Ordinary Shares (assuming an Offer Price at the mid-point of the Price Range):

- 39,774,020 are New Ordinary Shares to be issued by the Company; and
- 7,239,552 are Existing Ordinary Shares to be sold by Golden Gate and Parallax Capital (assuming completion of the Share Exchange and exercise of the Over-allotment Option in full).

Pursuant to the Global Offer, which, subject to certain conditions, is to be fully underwritten by the Underwriters in accordance with the terms of the Underwriting Agreement (further details of which are set out in paragraph 12 of "Part XIV — Additional Information"), the Company will receive approximately £52.1 million (US$99.3 million) from the subscription of New Ordinary Shares, net of underwriting commissions and other fees and expenses of approximately £13.5 million (US$25.7 million) (assuming no exercise of the Over-allotment Option and based on an Offer Price at the mid-point of the Price Range). The Selling Shareholders are intending to sell 7,239,552 Existing Ordinary Shares in aggregate, representing approximately 14.6 per cent. of their existing interest in the Company, assuming an Offer Price at the mid-point of the Price Range and completion of the Share Exchange. The Company will not receive any proceeds from the sale of Existing Ordinary Shares to be sold by the Selling Shareholders.

Under the Global Offer, New Ordinary Shares and Existing Ordinary Shares will be available to institutional investors in the United Kingdom and elsewhere. Certain restrictions that apply to the distribution of these Listing Particulars and Ordinary Shares in jurisdictions outside the United Kingdom are described in paragraph 17 of "Part XIV — Additional Information".

Allocation and Pricing

Subject to certain conditions, the Global Offer will be underwritten, on terms which are customary for agreements of its type, by the Underwriters as described in paragraph 12 of "Part XIV — Additional Information" below. Allocations will be determined at the discretion of the Joint Global Co-ordinators (following consultation with the Company, Golden Gate and Parallax Capital) after indications of interest from prospective investors have been received.

All Ordinary Shares issued or sold pursuant to the Global Offer will be issued or sold at the Offer Price. The Offer Price and the numbers of Ordinary Shares allocated to investors under the Global Offer are expected to be announced on 12 May 2005.

The Underwriters will be soliciting indications of interest in acquiring shares under the Global Offer from prospective institutional investors, who will be required to specify the number of Ordinary Shares which they would be prepared to acquire at the Offer Price (subject to it being determined). This process is expected to be completed by 5:00 p.m. on 11 May 2005 but the time for receipt of expressions of interest under the Global Offer may be extended by agreement between the Company, Golden Gate, Parallax Capital and the Joint Global Co-ordinators.

It is currently expected that the Offer Price will be within the Price Range, but this range is indicative only and the Offer Price may be set above or below it. The Offer Price will be determined by the Company, Golden Gate and the Joint Global Co-ordinators. A number of factors will be considered in deciding the Offer Price and the bases of allocation under the Global Offer, including the level and the nature of the demand for Ordinary Shares and the objective of encouraging the development of an orderly after-market in the Ordinary Shares. The Company, Golden Gate and the Joint Global Co-ordinators may establish the Offer Price at a level determined in accordance with these arrangements, taking into account indications of interest received (whether before or after the times and/or dates stated)

from persons (including market-makers and fund managers connected with the Underwriters). The Company, Golden Gate and the Joint Global Co-ordinators reserve the right to increase or decrease the aggregate number of Ordinary Shares issued and/or sold under the Global Offer.

The rights attaching to the New Ordinary Shares and the Existing Ordinary Shares will be uniform in all respects and they will form a single class for all purposes. The proportions in which particular allocations of Ordinary Shares under the Global Offer will comprise Existing Ordinary Shares and New Ordinary Shares may vary at the discretion of the Company, Golden Gate and the Joint Global Co-ordinators. Certain rights of recourse arising pursuant to the Global Offer in respect of the Ordinary Shares (including in relation to title to the Ordinary Shares) may be derived from different persons according to whether the Ordinary Shares acquired are New Ordinary Shares or Existing Ordinary Shares.

Over-allotment and Stabilisation

In connection with the Global Offer and for a limited period after Admission, Goldman Sachs International, as stabilising manager, may over-allocate or effect transactions with a view to supporting the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, Ordinary Shares or other securities of the Company at a level higher than that which might otherwise prevail for a limited time after the issue date. However, there is no obligation on Goldman Sachs International to do this. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Goldman Sachs International does not intend to disclose the extent of any over-allocations and/or stabilisation transactions under the Global Offer.

In connection with the Global Offer, each of Golden Gate and Parallax Capital has granted to Goldman Sachs International an Over-allotment Option, exercisable for 30 days after Admission, pursuant to which Goldman Sachs International may require the Over-allotment Shareholders to sell, in aggregate, up to 7,239,552 (assuming an Offer Price at the mid-point of the Price Range and no exercise of the Over-allotment Option) Ordinary Shares, in each case at the Offer Price for the purposes, amongst other things, of meeting over-allotments in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Any such Ordinary Shares will be offered by Golden Gate and Parallax Capital on the same terms and conditions as other Ordinary Shares in the Global Offer.

Golden Gate and Parallax Capital will sell their respective Ordinary Shares under the Over-allotment Option on a pro-rata basis to their existing respective holdings of Ordinary Shares.

Dealing Arrangements

The Global Offer is subject to the satisfaction of conditions to be contained in the Underwriting Agreement, including determination of the Offer Price, Admission and the absence of any breach of representation or warranty under the Underwriting Agreement. Certain conditions are not capable of waiver. Further details of the Underwriting Agreement are set out below and in paragraph 12 of "Part XIV — Additional Information".

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8:00 a.m. on 12 May 2005. All dealings in the Ordinary Shares between the commencement of conditional dealings and unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. If Admission does not take place, these dealings will not be settled and will be of no effect.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 17 May 2005. It is expected that definitive share certificates for Ordinary Shares will be posted on 17 May 2005 or, if applicable, CREST accounts will be credited, from 17 May 2005 or as soon thereafter as is practicable. No temporary documents of title will be issued. Pending the dispatch by post of definitive share certificates, transfer will be certified against the register held by the Registrars.

Each investor will be required to undertake to pay the Offer Price for the Ordinary Shares issued or sold to each such investor in such manner as shall be directed by the Joint Global Co-ordinators submitting a bid on behalf of each such investor. Liability for stamp duty and stamp duty reserve tax is described in paragraph 20.2 of "Part XIV — Additional Information".

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. Upon Admission, the articles of association of the Company will permit the holding of Ordinary Shares under the CREST system. The Company has applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Investors applying for Ordinary Shares under the Global Offer may, however, elect to receive Ordinary Shares in uncertificated form if they are a system-member (as defined in The Uncertificated Securities Regulations 2001) in relation to CREST.

Underwriting Arrangements

The Company, the Directors, the Selling Shareholders and the Underwriters have entered into an Underwriting Agreement pursuant to which, subject to certain conditions, the Underwriters will agree to procure subscribers and/or purchasers for the New Ordinary Shares to be issued by the Company and Existing Ordinary Shares to be sold by the Selling Shareholders under the Global Offer or, failing which, themselves to subscribe for and/or purchase such Ordinary Shares, in each case at the Offer Price.

The Underwriting Agreement will provide for the Underwriters to be paid commissions by the Company and the Selling Shareholders in respect of New Ordinary Shares issued by the Company or Existing Ordinary Shares sold by the Selling Shareholders under the Global Offer or sold by the Over-allotment Shareholders pursuant to the Over-allotment Option. The Company will give the Underwriters certain warranties and indemnities.

The Global Offer is conditional upon determination of the Offer Price, Admission becoming effective and the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms.

The Joint Global Co-ordinators will, in certain circumstances, be entitled to terminate the Underwriting Agreement at any time prior to Admission. If such right is exercised, the Global Offer will lapse and any monies received in respect of the Global Offer will be returned to investors without interest.

Further details of the terms of the Underwriting Agreement are set out in paragraph 12 of "Part XIV — Additional Information".

Lock-up Arrangements

The Company will, during the period beginning on the date hereof and continuing to and including the date 360 days after the date of Admission, undertake to the Underwriters not to (and to procure that no member of the Group will) issue, offer, pledge, sell, issue or grant options, rights or warrants in respect of, contract to issue, pledge or sell, or otherwise dispose of, directly or indirectly, other than pursuant to the Global Offer, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof and in each case fairly disclosed in these Listing Particulars) or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

Each Selling Shareholder will not, save for the acceptance of a general offer for the Ordinary Shares made in accordance with the City Code and the provision of an irrevocable undertaking to accept such an offer, during the period beginning on the date hereof and continuing to and including the date of the publication of the six-month accounts of the Company for the period ending 31 October 2005, offer, pledge, sell, contract to sell or pledge, issue options, rights or warrants in respect of or otherwise dispose of, directly or indirectly, other than pursuant to the Global Offer and the Over-allotment Option, if exercised, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof and in each case fairly disclosed in these Listing Particulars), or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

The Executive Directors and certain of the senior managers will undertake to the Joint Global Co-ordinators not to, save for the acceptance of a general offer for the Ordinary Shares made in accordance with the City Code and the provision of an irrevocable undertaking to accept such an offer, during the period beginning on the date hereof and continuing to and including the date 12 months after the date of Admission, offer, sell, pledge, contract to sell or pledge, issue options, rights or warrants in respect of or otherwise dispose of, directly or indirectly, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities or the exercise of options outstanding as of the date hereof and in each case fairly disclosed in these Listing Particulars), or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

As a result of the arrangements described above (assuming an Offer Price at the mid-point of the Price Range and that the Over-allotment Option is not exercised) immediately following Admission approximately 69.4 per cent. of the issued ordinary share capital of the Company is expected to be subject to these orderly marketing arrangements.

Part XIV: Additional Information

1 Responsibility

The Directors of the Company, whose names appear on page 10 of these Listing Particulars, accept responsibility for the information contained in these Listing Particulars. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in these Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.

2 The Company

The Company was incorporated and registered in England and Wales on 21 May 2004 as a private company limited by shares under the Companies Act with the name Hackremco (No. 2158) Limited and with registered number 5134647. On 4 April 2005, the Company resolved to re-register as a public company and accordingly changed its name to Micro Focus International plc. The re-registration took effect on 5 April 2005.

The registered office of the Company is at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN.

The principal legislation under which the Company operates is the Companies Act. The principal activity of the Company is that of a holding company.

3 Share Capital

Micro Focus International plc

3.1 The Company was incorporated and registered in England and Wales as a private company limited by shares with an authorised share capital of £100 divided into 100 Ordinary Shares of £1 each.

3.2 Since incorporation there have been the following changes in the authorised and issued share capital of the Company:

3.2.1 by written resolution passed on 4 April 2005:

(i) the Company subdivided each of its issued and unissued Ordinary Shares of £1 into 1,000 shares of £0.10 each;

(ii) the authorised share capital of the Company was increased to £50,100, divided into 1,000 Ordinary Shares of £0.10 each and 50,000 redeemable preference shares of £1 each;

(iii) the Company issued 50,000 redeemable preference shares fully paid to Micro Focus International Limited in consideration of an undertaking to pay up the full amount of the nominal value of the shares on 31 May 2005, thereby satisfying the share capital requirement under section 45(2) of the Companies Act for the re-registration of a private company limited by shares as a public company; and

(iv) the Company resolved to re-register as a public limited company. The re-registration took effect on 5 April 2005.

3.2.2 by a written resolution passed on 27 April 2005:

(i) the authorised share capital of the Company was increased from £50,100 to £250,000,000, by the creation of the relevant number of Ordinary Shares;

(ii) in addition, and without prejudice, to any unexercised portion of any authorities and powers granted to the Directors prior to the passing of the resolution, the Directors were generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act):

(a) up to an aggregate nominal amount sufficient to permit the allotment of such number of Ordinary Shares as are required in connection with the Share Exchange, and that this authority is conditional upon completion of the Share Exchange;

(b) up to an aggregate nominal amount sufficient to permit the allotment of such number of Ordinary Shares as are required in connection with the issue and allotment of Ordinary Shares to Kevin Loosemore and David Maloney, who will subscribe for Ordinary Shares to the value of £100,000 and £10,000, respectively, at the Offer Price, conditional on Admission;

(c) up to an aggregate nominal amount sufficient to permit the allotment of such number of Ordinary Shares as are subscribed for in connection with the Global Offer; and

(d) otherwise up to an aggregate nominal amount equal to one-third of the Company's issued Ordinary Share capital immediately following Admission,

provided that this authority shall expire on the date of the next annual general meeting of the Company, except that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred in paragraph 3.2.2(ii) above had not expired;

(iii) in addition, and without prejudice, to any unexercised portion of any authorities and powers granted to the Directors prior to the passing of the resolution, the Directors were empowered pursuant to section 95 of the Companies Act to allot equity securities (within the meaning of section 94 of the Companies Act) for cash, pursuant to the authority conferred by paragraph 3.2.2(ii) above, as if sub-section (1) of section 89 of the Companies Act did not apply to any such allotment, provided that this power is limited to:

(a) the allotment of equity securities up to a maximum aggregate nominal amount sufficient to permit the Share Exchange;

(b) the allotment of equity securities up to a maximum aggregate nominal amount sufficient to permit the allotment of Ordinary Shares to Kevin Loosemore and David Maloney (as more particularly described in paragraph 3.2.2(ii)(b) above);

(c) the allotment of equity securities up to a maximum aggregate nominal amount sufficient to permit the Global Offer;

(d) the allotment of equity securities in connection with an offer of such securities by way of rights to holders of Ordinary Shares in proportion to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising under the laws of any overseas territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever;

(e) the allotment (otherwise than pursuant to paragraphs 3.2.2(iii)(a), 3.2.2(iii)(b) and 3.2.2(iii)(c) above) of equity securities up to an aggregate nominal value equal to 5 per cent. of the Company's issued share capital immediately following Admission,

provided that this power shall expire on the date of the next annual general meeting of the Company, except that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired;

(iv) the provisions of section 89 of the Companies Act will apply to the balance of the authorised but unissued ordinary share capital of the Company, to the extent such rights are not disapplied pursuant to the resolutions described in paragraph 3.2.2(iii) above;

(v) conditional upon, but taking effect immediately prior to, Admission, the Company was generally and unconditionally authorised for the purposes of section 166 of the Companies Act to make one or more market purchases (as defined in section 163 of the Companies Act) of Ordinary Shares provided that:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is equal to 5 per cent. of the aggregate number of the Ordinary Shares in the capital of the Company in issue immediately following Admission;

(b) the price to be paid for each Ordinary Share shall not be less than the nominal value of such share and the maximum price shall not be more than 5 per cent. above the average of the middle market quotations for an Ordinary Share for the five business days immediately preceding the date on which the Ordinary Share is purchased;

(c) unless previously renewed, varied or revoked, the authority conferred by this resolution shall expire at the conclusion of the Company's next annual general meeting; and

(d) the Company may make a contract or contracts to purchase Ordinary Shares under the authority conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts;

(vi) the Micro Focus International plc Incentive Plan 2005 was approved;

(vii) conditional upon, but taking effect immediately prior to, Admission, the Articles were adopted as the new articles of association of the Company.

3.3 Under the Articles which will be adopted as the new articles of association of the Company conditionally upon, but taking effect immediately prior to, Admission:

(i) the Directors shall be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act to exercise for each Allotment Period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount;

(ii) during each Allotment Period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the authority referred to in paragraph 3.3(i) above and to sell treasury shares wholly for cash:

(a) in connection with a Rights Issue; and

(b) otherwise than in connection with a Rights Issue, up to an aggregate nominal amount equal to the Section 89 Amount,

as if Section 89(1) of the Companies Act did not apply to any such allotment or sale;

(iii) by such authority and power the Directors may, during the Allotment Period, make offers or agreements which would or might require securities to be allotted after the expiry of such period;

(iv) for the purposes of this paragraph 3.3:

(a) "Allotment Period" means the period from the date of adoption of the Articles and ending on the date of the next annual general meeting of the Company or any other period (not exceeding 15 months on any occasion) for which the authority referred to in paragraph 3.3(i) above is renewed or extended by resolution of the Company in general meeting stating the Section 80 Amount for such period;

(b) the "Section 80 Amount" shall for the first Allotment Period be £250,000,000 or an amount not exceeding one third of the issued Ordinary Share capital of the Company at the date of adoption of the Articles, whichever is the lesser amount, and for any other Allotment Period shall be that stated in the relevant resolution renewing the authority referred to in paragraph 3.3(i) above for such period or, in either case, any increased amount fixed by resolution of the Company in general meeting;

(c) the "Section 89 Amount" shall for the first Allotment Period be £250,000,000, or an amount not exceeding 5 per cent of the issued Ordinary Share capital of the Company at the date of adoption of the Articles, whichever is the lesser amount and for any other Allotment Period shall be that stated in the relevant special resolution renewing or extending the power referred to in paragraph 3.3(i) above for such period or, in either case, any increased amount fixed by special resolution;

(d) "Rights Issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to: (i) holders (other than the Company) on the register on a record date fixed by the Directors of Ordinary Shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

3.4 Under the City Code except with the consent of the Takeover Panel, a general offer for all of the Company's equity and voting non-equity share capital must be made by any person or persons acting in concert who:

(i) acquire shares which, together with shares already held by them, carry 30 per cent. or more of the Company's voting rights; or

(ii) hold 30 per cent. to 50 per cent. of the Company's voting rights and there is any increase at all in the percentage level of that holding.

The offer must be made in cash, at not less than the highest price paid by the offeror or persons acting in concert with it in the previous 12 months. The City Code does not have the force of law. Compliance with it, however, is in practice required by any person wishing to use the facilities of the United Kingdom securities markets. The applicability of the City Code may make it difficult or undesirable for a purchaser to acquire a substantial percentage of the Company's shares and could, under certain circumstances, have the effect of delaying, deferring or preventing a change of control of the Company.

3.5 As at the date of this document, the authorised and issued share capital of the Company is as follows:

Class of Shares	Authorised Number	Authorised Amount (£)	Issued Number	Issued Amount (£)
Ordinary Shares (£0.10 each)	1,000	100	1	0.10
Redeemable preference shares (£1 each)	50,000	50,000	50,000	50,000

3.6 Following Admission, assuming an Offer Price at the mid-point of the Price Range and completion of the Share Exchange, the authorised and issued share capital of the Company will be as follows:

Class of Shares	Authorised Number	Authorised Amount (£)	Issued Number	Issued Amount (£)
Ordinary Shares (£0.10 each)	2,500,000,000	250,000,000	188,054,288	18,805,428
Redeemable preference shares (£1 each)(1)	—	—	—	—

Note:
(1) It is intended that all redeemable preference shares in issue will be redeemed by the Company on Admission.

Micro Focus International Limited

3.7 The following is a summary of the changes which have occurred in the amount of the issued share capital of MFIL during the three years preceding the date of this document:

3.7.1 By a board resolution, and a written resolution of the shareholders, passed on 29 April 2002:

(a) the existing authorised share capital of US$1,000 was subdivided into:

(i) 8,000,000 L ordinary shares of US$0.00001 each;

(ii) 86,428,000 A ordinary shares of US$0.00001 each;

(iii) 2,800,000 B ordinary shares of US$0.00001 each;

(iv) 1,386,000 C ordinary shares of US$0.00001 each; and

(v) 1,386,000 D ordinary shares of US$0.00001 each.

(b) further to a purchase agreement dated 29 April 2002 (effective as of 9 August 2001):

(i) 25,102,620 A ordinary shares and 2,789,180 L ordinary shares were issued and allotted to CCG Investments (BVI) LP;

(ii) 1,261,885 A ordinary shares and 140,209 L ordinary shares were issued and allotted to CCG Associates – QP, LLC;

(iii) 117,333 A ordinary shares and 13,037 L ordinary shares were issued and allotted to CCG Associates – AI, LLC;

(iv) 336,292 A ordinary shares and 37,366 L ordinary shares were issued and allotted to CCG Investment Fund – AI, LP;

(v) 624,670 A ordinary shares and 69,408 L ordinary shares were issued and allotted to CCG GP Fund, LLC;

(vi) 277,200 A ordinary shares and 30,800 L ordinary shares were issued and allotted to CCG AV, LLC – Series A;

(c) further to a senior subordinated loan agreement dated 29 April 2002 (effective as of 10 August 2001):

(i) 7,428,033 A ordinary shares and 825,337 L ordinary shares were issued and allotted to CCG Investments (BVI) LP;

(ii) 373,396 A ordinary shares and 41,488 L ordinary shares were issued and allotted to CCG Associates – QP, LLC;

(iii) 34,721 A ordinary shares and 3,858 L ordinary shares were issued and allotted to CCG Associates – AI, LLC;

(iv) 99,513 A ordinary shares and 11,057 L ordinary shares were issued and allotted to CCG Investment Fund – AI, LP;

(v) 184,844 A ordinary shares and 20,538 L ordinary shares were issued and allotted to CCG GP Fund, LLC;

(vi) 82,025 A ordinary shares and 9,114 L ordinary shares were issued and allotted to CCG AV, LLC – Series A;

(d) further to a senior subordinated loan agreement dated 29 April 2002 (effective as of 6 February 2002):

(i) 1,238,005 A ordinary shares and 137,556 L ordinary shares were issued and allotted to CCG Investments (BVI) LP;

(ii) 62,233 A ordinary shares and 6,915 L ordinary shares were issued and allotted to CCG Associates – QP, LLC;

(iii) 5,787 A ordinary shares and 643 L ordinary shares were issued and allotted to CCG Associates – AI, LLC;

(iv) 16,585 A ordinary shares and 1,843 L ordinary shares were issued and allotted to CCG Investment Fund – AI, LP;

(v) 30,807 A ordinary shares and 3,423 L ordinary shares were issued and allotted to CCG GP Fund, LLC;

(vi) 13,671 A ordinary shares and 1,519 L ordinary shares were issued and allotted to CCG AV, LLC – Series A;

(e) pursuant to an exchange agreement dated 29 April 2002, 1,386,000 A ordinary shares already in issue were exchanged for 1,386,000 D ordinary shares as follows[1]:

(i) 1,255,131 shares were exchanged by CCG Investments (BVI) LP;

Note:
(1) Under Cayman law, the A ordinary shares are treated as cancelled on the date of exchange.

(ii) 63,094 shares were exchanged by CCG Associates – QP, LLC;

(iii) 5,867 shares were exchanged by CCG Associates – AI, LLC;

(iv) 16,815 shares were exchanged by CCG Investment Fund – AI, LP;

(v) 31,233 shares were exchanged by CCG GP Fund, LLC;

(vi) 13,860 shares were exchanged by CCG AV, LLC – Series A;

(f) pursuant to the Micro Focus International Limited 2001 Share Purchase and Option Plan and the restricted share purchase agreement dated 29 April 2002 (effective as of 10 August 2001):

(i) 1,600,000 A ordinary shares, 400,000 B ordinary shares and 308,000 C ordinary shares were issued and allotted to Anthony Hill;

(ii) 960,000 A ordinary shares and 240,000 B ordinary shares were issued and allotted to Group A Employees;

(iii) 400,000 A ordinary shares and 400,000 B ordinary shares were issued and allotted to Group B Employees;

(g) pursuant to the Micro Focus International Limited 2001 Share Purchase and Option Plan (effective as of 10 August 2001), 359,000 A ordinary shares and 324,150 B ordinary shares were issued and alloted to other Group employees pursuant to the exercise of options between 12 September 2002 and 31 March 2005;

(h) pursuant to a share purchase agreement dated 29 April 2002, 2,000,000 A ordinary shares, 800,000 B ordinary shares and 1,078,000 C ordinary shares were issued and allotted to Parallax Capital;

3.8.2 On 28 October 2004, 200,000 A ordinary shares were issued and allotted to Anthony Hill;

3.8.3 By a written resolution of the shareholders passed on 15 March 2005, and a board resolution on 18 April 2005, MFIL repurchased all its 1,386,000 D ordinary shares in issue;

3.8.4 Further to a meeting of the board of MFIL on 26 April 2005, the board resolved to rectify the register of members of MFIL to show CCG GP IRA Fund, LLC as the registered owner of a proportion of the L ordinary shares and A ordinary shares previously held by CCG GP Fund, LLC, so that, as at the date of this document, CCG GP Fund, LLC is shown on the register of members as owning 68,068 L ordinary shares and 255,336 A ordinary shares, and CCG GP IRA Fund, LLC is shown on the register of members as owning 25,301 L ordinary shares and 553,752 A ordinary shares. The board also resolved to rectify the register of members to correct the reference to "CCG AV, LLC," and to change it to "CCG AV, LLC – Series A".

3.9 As at the date of this document, MFIL has a total issued share capital of US$491.16061.

3.10 Save in respect of the Global Offer, none of the Ordinary Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the Ordinary Shares to be admitted to the Official List. The Ordinary Shares are in registered form and are capable of being held in uncertificated form. In connection with the Global Offer, temporary documents of title will not be issued. However, it is expected that share certificates, for those who wish to hold shares in certificated form, will be posted on 17 May 2005, or as soon as practicable thereafter. None of the Company's share capital is in bearer form.

3.11 Save as described in paragraphs 3.1 to 3.10 of this Part XIV:

(i) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any member of the Group (other than intra-group issues by wholly-owned subsidiaries) in the three years preceding the date of this document;

(ii) no commissions, discounts, brokerages or other special terms have been granted by the Company or any other member of the Group in connection with the issue or sale of any share or loan capital of the Company or any other member of the Group in the three years preceding the date of this document; and

(iii) no share or loan capital of the Company or any other member of the Group is under option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under option.

4 Capital Restructuring and the Share Exchange

It is intended that, prior to and conditional upon Admission, the Group will undergo a capital restructuring involving a share-for-share exchange between the Company and the shareholders of MFIL, which will result in the Company becoming the holding company of the Group. Under the terms of the Share Exchange, the Company will issue three Ordinary Shares to the shareholders of MFIL for every one ordinary share they currently hold.

5 Memorandum and Articles of Association

5.1 Memorandum of Association

Clause 4 of the Memorandum of Association of the Company (the "Memorandum of Association") provides that its objects are, among other things, to carry out the functions of a group holding company and to carry on any trade or business and to do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

The objects of the Company are set out in full in the Memorandum of Association, which is available for inspection as described in paragraph 25 of this Part XIV.

5.2 Articles of Association

The Articles which will be adopted conditionally upon, but taking effect prior to, Admission. The Articles contain (amongst others) provisions to the following effect:

(a) Shares

(i) Share rights

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares being issued, the Company may issue shares (including shares which are, or at the option of the Company or the holder are liable, to be redeemed) with preferred, deferred or other special rights or subject to restrictions.

(ii) Voting rights

At a general meeting of the Company, subject to any special rights or restrictions attached to any class of shares, on a show of hands every member present in person has one vote, and on a poll every member present in person or by proxy has one vote for every share held by him.

No shareholder will, unless the Directors otherwise determine, be entitled to vote at a shareholders' meeting or to exercise any other right in relation to shareholders'

meetings if any call or other sum presently owed to the Company in respect of that share remains unpaid.

(iii) *Variation of Rights*

Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the written consent of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting the necessary quorum is two persons holding, or representing by proxy, at least one-third of the issued shares of the class, except that at an adjourned meeting the quorum is any holder of shares of the class present in person or by proxy.

The special rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by: (a) the creation or issue of further shares ranking equally with or behind that class of shares; or (b) the purchase or redemption by the Company of any of its own shares.

(iv) *Alteration of share capital*

The Company may by ordinary resolution increase its share capital, consolidate all or part of its share capital into shares of a larger amount, divide its shares into shares of a smaller nominal amount and cancel any shares which have not been taken or agreed to be taken and reduce its share capital by the amount of the shares so cancelled.

The Company may, by special resolution, reduce its share capital or any share premium account or capital redemption reserve.

(v) *Directors' power to allot*

Subject as provided by law, all unissued shares are at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them as they see fit.

(vi) *Transfer of shares*

Transfers of certificated shares may be effected in writing, signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. Transfers of uncertificated shares may be effected by means of a relevant system (i.e. CREST).

The Directors may decline to register any transfer of a certificated share unless it is: (a) in respect of only one class of share; and (b) lodged at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the Directors to show the transferor's right to make the transfer and, if the transfer is executed by some other person on the transferor's behalf, the authority of that person to do so.

The Directors may refuse to register an allotment or transfer of shares in favour of more than four persons jointly. The Directors may also, in their absolute discretion, refuse to register any transfer of certificated shares which are not fully paid provided that the exercise of such discretion does not prevent dealings of shares admitted to the Official List from taking place on an open and proper basis.

(vii) Restrictions where s.212 notice not complied with

No person may, unless the Directors otherwise determine, attend or vote at any shareholders' meeting if he or any person appearing to be interested in shares has been duly served with a notice under section 212 of the Companies Act (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to the Company the information required. In addition, the Directors may in their absolute discretion, by notice to the holder of 0.25 per cent. or more of the issued shares of a relevant class, direct that:

(a) any dividend or other money which would otherwise be payable on the shares will be retained by the Company without any liability for interest and the shareholder will not be entitled to elect to receive shares in lieu of dividend; and/or

(b) transfers of the shares will not be registered.

(b) Directors

(i) Directors' fees

Directors' fees are determined by the Directors except that they may not exceed £1,000,000 per annum in aggregate or such higher amount as may be determined by ordinary resolution of shareholders. Any Director who holds any executive office (including the office of Chairman or Deputy Chairman), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

(ii) Age limit

There is no age limit for directors.

(iii) Directors' interests

Subject to the Companies Act, and provided that he has disclosed to the Directors the nature and extent of his interest, a Director:

(a) may be a party to, or otherwise interested in, any contract, transaction or arrangement in which the Company is interested;

(b) may be a director or employee of, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body in which the Company is interested;

(c) may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as auditor) and be remunerated; and

(d) will not, unless otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration.

(iv) Restrictions on voting

Except as provided below, a Director may not vote in respect of any contract, arrangement or any other proposal in which he has any material interest, otherwise than by virtue of an interest in the Company's shares, debentures or other securities or otherwise in or through the Company. Subject to the provisions of the Companies Act, a Director is entitled to vote and be counted in the quorum in respect of any resolution concerning (*inter alia*):

(a) the giving of any security, guarantee or indemnity in respect of obligations incurred by him and guaranteed by the Company (*or vice versa*);

(b) any proposal concerning an offer of securities by the Company in which he is or may be entitled to participate as a holder of securities or as an underwriter or sub-underwriter;

(c) any proposal concerning any other company, provided that he and connected persons do not have an interest in 1 per cent. or more of any class of share capital of such company;

(d) any proposal relating to an arrangement for the benefit of employees which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(e) any proposal concerning insurance for the benefit of the Directors.

(v) Borrowing powers

The Directors may exercise all the powers of the Company to borrow money, mortgage or charge its assets, and issue debentures and other securities.

The Directors must restrict the borrowings of the Company so that the aggregate amount outstanding in respect of borrowings by the Group shall not, without an ordinary resolution of the Company, exceed a sum equal to three times the aggregate of the amount paid up or credited as paid up on the Company's issued share capital and the total amount standing to the credit of the capital and revenue reserves of the Group as shown in the latest audited balance sheet of the Group (after certain customary adjustments).

(c) Dividends

The Company may, by ordinary resolution, declare dividends to be paid to its shareholders, but the amount of such dividends may not exceed the amount recommended by the Directors.

If the Directors believe the dividends are justified, they may pay dividends on any class of share where the dividend is payable on fixed dates. They may also pay interim dividends on shares of any class in amounts and on dates and periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the payment of dividends on any other class of shares having rights ranking equally with or behind those shares.

No dividend may be paid otherwise than out of profits available for distribution under the Companies Act.

Unless the share rights otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

Any dividend unclaimed for six years from the date on which it was declared or became due for payment shall be forfeited and shall revert to the Company.

The Directors may, if authorised by ordinary resolution, offer to ordinary shareholders the right to receive, in lieu of dividend, an allotment of new Ordinary Shares credited as fully paid.

(d) Service of notices

Any notice or document may be served on or delivered to any member of the Company either personally or by sending it by post addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address as aforesaid.

6 Employee Share Incentive Schemes

Options over shares and restricted shares in MFIL are outstanding under the Micro Focus International Limited 2001 Share Purchase and Option Plan, which is described in paragraph 6.2 below. These options will be converted into options over Ordinary Shares (such options to vest on the same terms as the options over shares in MFIL) pursuant to the Share Exchange. No further awards or options will be granted under the scheme after Admission. Awards under this plan will not be affected by Admission.

The Company will also adopt the Micro Focus International plc Incentive Plan 2005 (the "Plan"), which will be operated after Admission. This is intended to provide a flexible framework to allow the Company to make awards of free shares, in the form of nil-cost options, conditional awards or forfeitable shares, or to grant market value options ("Awards"). Awards may be granted to employees and Directors of the Group and certain associated companies. All awards and options have substantially the same terms unless stated otherwise.

6.1 Summary of the Plan

6.1.1 Eligibility

All employees and Directors of the Group (and selected associated companies) are eligible to participate in the Plan. Directors who are within six months of their normal retirement date will not be granted Awards.

6.1.2 Operation of the Plan

The remuneration committee of the Board will decide whether or not Awards are to be made and which employees to make Awards to and the number of shares they will be granted over.

It is intended to grant Awards in the first year after Admission, as the first of a programme of annual grants, and the grants will be in line with best market practice.

After Admission, Awards will generally only be made within 42 days after the announcement of the Company's results for any period. The remuneration committee may, however, grant Awards at other times in exceptional circumstances.

Awards cannot be granted more than 10 years after Admission.

6.1.3 Performance conditions

Awards will normally (and always, in the case of Directors) be subject to performance conditions, determined by the remuneration committee for each Award (and disclosed, in the case of Awards to Directors, in the Company's remuneration report). The performance conditions will be objective and will aim to link the receipt of shares to an improvement in the performance of the Company over the performance period.

However, Awards made on an all-employee basis may not be subject to performance conditions.

Performance conditions will normally be tested over a period of at least three financial years but the remuneration committee may set a shorter period for Awards made to participants who are not Directors.

The Awards to be granted in the first year will be subject to a performance condition designed to drive growth in terms of revenue and profit.

6.1.4 Individual limits

The maximum aggregate value of Awards in any financial year under the Plan to an employee will not exceed two times basic salary. For these purposes, the value of the Awards is equal to the market value of free shares at the time of award or in the case of market value options, 50 per cent. of the market value of the shares under option at the time of award. This limit may be exceeded only where the remuneration committee determines that there are exceptional circumstances.

6.1.5 Plan limits

In any 10-year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be issued or be issuable under the Plan and any other employee share plans operated by the Company. In addition, in any 10-year period, not more than 5 per cent. of the issued ordinary share capital of the Company (other than on an all-employee basis) may be issued or be issuable under the Plan and under any other discretionary employee share plans adopted by the Company. These limits do not include rights to shares which have lapsed or been surrendered or those granted before Admission.

6.1.6 Rights under the Plan may also be satisfied using treasury shares. If such shares are used the Company will, so long as required under the guidelines of the Association of British Insurers, count them towards the dilution limits set out above.

6.1.7 Leaving employment

Shares may be acquired early if an employee leaves employment due to redundancy, ill health, injury or disability, death, retirement (when bound or entitled to retire or early retirement with the agreement of his employing company) or a sale of the employee's employing business or company. The number of shares will also be reduced pro rata to take account of the period between the start of the performance period and the date of leaving as a proportion of the whole performance period. The number of shares will also depend on the extent to which the performance conditions have been satisfied.

In the case of death, all the shares will be released regardless of the extent to which the performance condition has been satisfied.

6.1.8 Change of control, merger or other reorganisations

On a takeover, scheme of arrangement, merger or certain other corporate reorganisations, Awards will vest to the extent that any performance conditions are then satisfied and the number of shares acquired will also be reduced pro rata to take account of the period

between the start of the performance period and the date of leaving as a proportion of the whole performance period, subject to the discretion of the remuneration committee, taking into account the views of shareholders. Alternatively, participants may be allowed or required to exchange their Awards, to the extent any performance conditions are then satisfied, for new Awards over shares in the acquiring company. The new Awards will be on broadly the same terms but the remuneration committee will determine whether or not they will be subject to any performance conditions.

6.1.9 Adjustment of Awards on a variation of share capital

Awards may be adjusted following a rights issue or certain variations in share capital including capitalisations, subdivisions, consolidations or reductions of capital.

6.1.10 Amendments to the Plan

Provisions relating to eligibility, individual and dilution limits, option price, rights attaching to Awards and shares, adjustment of Awards and other rights in the event of a variation in share capital and the amendment powers cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting.

However, shareholder approval is not required for minor changes intended to benefit the administration of the Plan, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for the Company, members of its group or participants.

6.1.11 General

Awards granted under the Plan are not transferable (except with the consent of the remuneration committee) and benefits under the Plan are not pensionable.

Any shares issued under the Plan will rank equally with shares of the same class in issue on that date of allotment, except in respect of rights arising by reference to a prior record date.

6.2 The Micro Focus International Limited 2001 Share Purchase and Option Plan

Restricted shares and options under this plan may be granted to employees, officers or directors of Micro Focus or its subsidiaries. No options will vest prior to Admission.

Options

As of 31 March 2005, the last practicable date prior to publication of this document, options over Shares are outstanding under the Micro Focus International Limited 2001 Share Purchase and Option Plan as follows:

Date of grant	Share class	Exercise price per ordinary share (US$)	Number of ordinary shares
30 April 2002	A	0.05411	291,200
30 April 2002	B	0.02	196,635
18 November 2002	A	0.05411	9,500
18 November 2002	B	0.02	5,600
27 February 2003	B	0.02	2,700
4 September 2003	B	0.33	481,875
19 November 2003	B	0.39	8,000
4 March 2004	B	0.93	7,600
18 May 2004	B	1.04	9,800
9 September 2004	B	1.62	29,400
18 November 2004	B	1.40	12,500

Options granted on 30 April 2002 vest as to 25 per cent. of the shares subject to them on 10 August 2002 and as to an additional 25 per cent. on 10 August each year after that (until fully vested).

Options granted on 18 November 2002 and 27 February 2003 vest as to 25 per cent. of the shares subject to them on 10 August 2003 and as to an additional 25 per cent. on 10 August each year after that (until fully vested).

Options granted after 27 February 2003 vest as to 25 per cent. of the shares subject to them on the first anniversary of the grant date and as to an additional 25 per cent. on the anniversary each year after that (until fully vested).

The options are exercisable, once vested, for seven years from the date of grant.

Restricted shares

Restricted shares have also been awarded to certain senior executives under the Micro Focus International Limited 2001 Share Purchase and Option Plan as described below:

Date of grant	Share class	Price per ordinary share (US$)	Number of ordinary shares
30 April 2002	A	0.05411	2,960,000
30 April 2002	B	0.02	1,040,000
30 April 2002	C	0.01	308,000
18 November 2002	A	0.05411	40,000
18 November 2002	B	0.02	40,000

The shares issued under this plan represent 8 per cent. of all shares in issue. The shares issued are restricted to employees. Restricted shares are fully paid and 25 per cent. vest each year, with the first 25 per cent. vesting on 10 August 2002 for grants made on 30 April 2002 and on 18 November 2002 for grants made on that date. The last of the shares vest on 18 November 2005.

Restricted shares and options will vest early (and, in the case of options, become immediately exercisable), on the closing of either an asset or share sale of the Company; or following an initial public offering, the date on which the collective shareholding of Golden Gate and certain affiliates is no more than a total of 25 per cent. of the aggregate number of the Ordinary Shares. Notwithstanding this, vesting of the shares and options will not be accelerated by Admission. Holders of restricted shares will be asked to consent to their shares being converted into Ordinary Shares, subject to the same vesting terms, as part of the Share Exchange. In addition, no participant may effect any public sale or distribution of options or shares within seven days prior to or 180 days following the effective date of any underwritten public offering of the Ordinary Shares.

On leaving employment, for any reason, shares and options vest on a pro rata basis according to the number of months elapsed since the previous annual vesting date. Depending on the reason for leaving employment, restricted shares are repurchased by the Company either at fair market value or at the lower of their original cost and fair market value. Options can be exercised during the following 30 days only (or six months, in the case of termination due to death or disability). Unvested options lapse.

Shares authorised by the plan or covered by outstanding options may be adjusted in the event of a reorganisation, recapitalisation, share split, share dividend, combination of shares, merger, consolidation or any other variation in the share capital.

The remuneration committee may at any time add to or amend the plan, except that it will require shareholder approval in order to increase the maximum number of shares (other than on a variation of share capital, as outlined above), or extend the term of the plan. The written agreement of the participants and the Board is required in order to change any of the terms of an individual written agreement between the Company and the participant.

7 Employees

The table below sets out the number of people employed by the Group at the end of each of the last four financial periods.

	As at 30 April			As at 31 January
	2002	2003	2004	2005
Technology & Product Development	133	139	143	140
Sales & Marketing	170	91	189	194
Support	66	67	67	70
General & Admin	89	93	93	89
Total	458	490	492	493

The Group operates pension arrangements for employees in the United Kingdom, United States, Germany, Italy, Japan, France, Australia, Norway, Canada, Belgium, Ireland and the Netherlands. The majority of its employees are employed in the United Kingdom and the United States and the pension arrangements provided in respect of these employees are defined contribution. In other countries, the Group participates in a variety of defined contribution, compulsory state social insurance arrangements and a few defined benefit arrangements. The defined benefit arrangements are in respect of limited benefits for small groups of employees, some of which are unfunded.

8 Directors' and Other Interests

8.1 The Directors and members of senior management, their functions within the Company and brief biographies are set out in Part III of this document.

8.2 Each of the Directors can be contacted at the Company's registered address at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN.

8.3 Except as otherwise stated below, the share and option interests are the beneficial interests of the persons described. As at the date of this document, Anthony Hill and Richard Lloyd hold 2,508,000 ordinary shares (comprising 1,800,000 A ordinary shares, 400,000 B ordinary shares and 308,000 C ordinary shares) and 200,000 ordinary shares (comprising 160,000 A ordinary shares and 40,000 B ordinary shares), respectively, in the capital of MFIL, the holding company of the Group. Under the Share Exchange, pursuant to which the Company will become the holding company of the Group, the Company will issue three Ordinary Shares to the shareholders of MFIL for every one ordinary share they currently hold in the capital of MFIL. Accordingly, the interests of each Director and those of any person connected with them within the meaning of section 346 of the Act (each a "Connected Person") in the share capital of the Company which: (i) have or will have been notified to the Company pursuant to section 324 or section 328 of the Act; (ii) are required pursuant to section 325 of the Act to be entered into the Register of Directors' interests; or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, are, as at the date of this document, and are expected to be following Admission, as follows:

	Prior to Admission[1]			Following Admission[1]		
Director	No. of Ordinary Shares beneficially owned	As a percentage of issued Ordinary Share capital	Options	No. of Ordinary Shares beneficially owned	As a percentage of issued Ordinary Share capital	Options
Kevin Loosemore[2]	—	—	—	60,606	—	—
Anthony Hill	7,524,000	5.1	—	7,524,000	5.8	—
Richard Lloyd	600,000	0.4	—	600,000	0.3	—
David Dominik[3][4]	120,140,733	81.5	—	113,540,340	60.4	—
Prescott Ashe[3][4]	120,140,733	81.5	—	113,540,340	60.4	—
David Maloney[2]	—	—	—	60	4	—

Notes:

(1) Assuming completion of the Share Exchange, the Offer Price at the mid-point of the Price Range and no exercise of the Over-allotment Option.

(2) Kevin Loosemore and David Maloney will subscribe for Ordinary Shares to the value of £100,000 and £10,000, respectively, at the Offer Price, conditional on Admission.

(3) Messrs Dominik and Ashe may be deemed to be the beneficial owners of 120,140,733 ordinary shares in the capital of MFIL, the current holding company of the Group, as a result of their affiliation with Golden Gate Capital and its related funds that are the record owners of such shares.

(4) Following Admission and assuming no exercise of the over-allotment option, Messrs Dominik and Ashe may be deemed to be the beneficial owners of 113,540,340 Ordinary Shares as a result of their affiliation with Golden Gate Capital and its related funds that are the record owners of such shares.

8.4 Assuming completion of the Share Exchange, exercise of the Over-allotment Option in full, and Offer Price at the mid-point of the Price Range the beneficial interests of the Directors together will represent 94.3 per cent. of the issued share capital of the Company prior to Admission and are expected to represent approximately 66.8 per cent. of the issued share capital of the Company after Admission (assuming no exercise of the over-allotment option). This reduction is a consequence of Directors selling Existing Ordinary Shares in the Global Offer and the issuance of New Ordinary Shares by the Company.

8.5 Save as set out in this paragraph 8 of this Part XIV, none of the Directors has any interest in the share or loan capital of the Company or any of its subsidiaries.

8.6 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of Group and which was effected by any member of the Group in the current or immediately preceding financial year or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

8.7 There are no outstanding loans granted by any member of the Group to any Director, nor has any guarantee been provided by any member of the Group for their benefit.

8.8 Save as set out below, the Directors and senior management have not held any directorships of any company (other than companies in the Group and companies which are subsidiaries of companies of which the Director or member of senior management is or was also a director) or partnerships within the last five years:

Name	Current directorships/partnerships	Former directorships/partnerships
Director		
Kevin Loosemore	—	Cable & Wireless (Barbados) Limited Cable & Wireless plc De La Rue plc IBM United Kingdom (Systems Operations) Limited IBM United Kingdom Holdings Limited IBM United Kingdom Limited IBM United Kingdom Trust Monaco Telecom SAM The Big Food Group plc
Anthony Hill	—	MERANT International Limited (now Serena Software Europe Limited) MERANT Solutions plc SQL Software Limited SQL Holdings Limited
Richard Lloyd	—	—
David Dominik	Atlantic Express, Inc. Bain Capital, LLC Concerto Software, Inc. DD Liquidating Holdings Limited (formerly known as DataDirect Holdings Limited) Ecometry Corporation Golden Gate Capital Infor Global Solutions Inovis International, Inc. Integrated Circuit Systems, Inc. Leiner Health Products, Inc. TriSyn Group WRQ, Inc.	ChipPAC, Inc. Dynamic Details, Inc. Music Vision OneSource Information Services, Inc. SMTC Corporation Therma-Wave Zero Stage Capital
Prescott Ashe	Celetronix USA, Inc. Concerto Software, Inc. DD Liquidating Holdings Limited (formerly known as DataDirect Holdings Limited) Ecometry Corporation Eye Care Centers of America, Inc. Golden Gate Capital Infor Global Solutions Inovis International, Inc. Itronix Corporation Leiner Health Products, Inc. Parlano Inc. TriSyn Group WRQ, Inc.	ChipPAC, Inc. Dynamic Details, Inc. Herbalife International Ltd Integrated Circuit Systems, Inc. SMTC Corporation

Name	Current directorships/partnerships	Former directorships/partnerships
David Maloney	Virgin Mobile Holdings (UK) plc	Meridien Services Company Plc Thomson Travel Group (Holdings) Limited
Senior Management		
Richard Simpson	Castle Film Partnership	International Record Review Limited
Joseph Mascio	—	—
Stuart McGill	—	Shalbourne Technology Limited Shalbourne UK Limited
Gary Crook	—	—
Michael Gilbert	—	—
Richard Levy	—	—
Ian Archbell	—	—

8.9 Save as set out above, none of the Directors nor the Company Secretary has any business interests, nor performs any activities, outside the Group which are significant with respect to the Group.

8.10 At the date of this document, none of the Directors or senior management named above:

(a) has any unspent convictions in relation to indictable offences;

(b) has been declared bankrupt or entered into an individual voluntary arrangement;

(c) (save as set out below) was a director with an executive function of any company at the time of, or within 12 months preceding, any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(d) has been a partner in a partnership at the time of, or within 12 months preceding, any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e) has had his assets the subject of any receivership or has been a partner of a partnership at the time of, or within 12 months preceding, any assets thereof being the subject of a receivership; or

(f) has been subject to any public criticism by any statutory or regulatory authorities (including any designated professional bodies) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

8.11 Joseph Mascio was the chief executive officer of MegaSystems, Inc. ("MegaSystems") when it went into voluntary receivership in 1973. MegaSystems was acquired while in receivership by Tymshare, Inc., which settled with MegaSystems' creditors, and provided positions for all its employees.

8.12 The Le Meridien Hotels and Resorts group was acquired in July 2001 by private investors who undertook a number of related financing transactions at the same time. Mr Maloney joined the group in January 2002. On 7 October 2002, David Maloney was appointed a director of Waldorf Hotel Company Limited, Grosvenor House (Park Lane) Limited, Meridien Property Company I Limited and Meridien Property Company II Limited. He remained a director of these companies until 19 December 2003. On 30 July 2003, each of these companies was placed into administrative receivership. The Statement of Affairs for each company as at 30 July 2003 showed (i) for Waldorf Hotel Company Limited an estimated shortfall to creditors of £566,754,864, (ii) for Grosvenor House (Park Lane) Limited an estimated shortfall to creditors of £597,419,617,

(iii) for Meridien Property Company I Limited an estimated shortfall to creditors of £447,302,114 and (iv) for Meridien Property Company II Limited an estimated shortfall to creditors of £527,670,832. However, as a result of agreements made between the principal secured creditor and the Le Meridien Hotels and Resorts group, Mr Maloney believes that the final estimated shortfall to unsecured creditors is no more than £20 million.

8.13 David Dominik and Prescott Ashe are both directors of DD Liquidating Holdings Limited (f/k/a DataDirect Holdings Limited) and certain of its affiliated corporations (collectively, "DD Limited"). DD Limited sold all of its operating businesses in 2003, and is commencing the process of a voluntary liquidation and dissolution, which it expects to complete by the end of 2005. There is no shortfall to creditors.

9 Directors' and Senior Managers' service agreements and letters of appointment

9.1 Anthony Hill and Richard Lloyd entered into employment agreements with MFL. The particulars of their employment agreements are set out below:

Director	Date of Agreement	Basic Salary (£)	Expiry Terms	Garden Leave
Anthony Hill	10 August 2001 (amended 17 June 2002)	196,100	12 months' notice from the Company (the company may make a payment in lieu of notice) 6 months' notice from Dr Hill.	Yes
Richard Lloyd	20 August 2002	101,704	6 months' notice from either party	No

Anthony Hill receives the following benefits in addition to basic salary: 26 days' holiday per year; a car allowance of £11,000 per annum; eligibility to earn a performance related bonus based on targets set annually by the Board (the most recent bonus payment being £163,890 in respect of the year ended 30 April 2004); participation in the Company's group pension scheme, to which the Company contributes 5 per cent. of his salary; private medical insurance; permanent health insurance; life assurance and participation in the Employee Assistance Programme and the Micro Focus 2001 Share Purchase and Option Plan. Dr Hill participates in the Restricted Share Agreement and will also be eligible to participate in the Micro Focus Incentive Plan 2005.

Anthony Hill is bound by confidentiality obligations (that continue after the termination of his employment) and he assigns all intellectual property rights to the Company. In addition, the following restrictive covenants apply:

9.1.1 for 12 months after the termination of his employment he may not:

(i) solicit or attempt to solicit or engage any key employee who within a period of 12 months prior to the date of termination had client responsibility and/or knowledge of confidential information;

(ii) solicit, interfere with or endeavour to entice away any person or entity who was a customer in the 12 months preceding the date of termination;

(iii) be engaged or interested in, or perform services for, any undertaking that provides services in competition with the Group.

Richard Lloyd receives the following benefits in addition to basic salary: 26 days' holiday per year; a car allowance of £9,000; membership of the Group Life Assurance Scheme, the Long Term Disability Scheme, the Group Personal Pension Plan and participation in the Employee Assistance Programme; private medical insurance and eligibility to earn a performance related bonus based on targets set annually by the Board (the most recent bonus payment being £34,681 in respect of the year ended 30 April 2004). Mr Lloyd participates in the Restricted Share Agreement and will also be eligible to participate in the Micro Focus Incentive Plan 2005.

The terms and conditions of their employment agreements will be reviewed by the Remuneration Committee in line with best practice, such review to include a review of their annual salaries.

9.2 Kevin Loosemore and David Maloney have been appointed as non-executive Chairman and the senior independent non-executive Director of the Company, respectively, and each entered into a letter of appointment with the Company on 4 April 2005. David Dominik and Prescott Ashe have also been appointed as non-executive Directors of the Company, and each entered into a letter of appointment with the Company on 29 April 2005. The key terms of their appointment are set out in the table below:

Name	Date of Appointment	Contractual Notice Period	Term of Appointment	Commitment	Fees per annum (£)
Kevin Loosemore	4 April 2005	90 days from either party	Three years	six days per month	125,000
David Maloney	4 April 2005	90 days from either party	Three years	four days per month	60,000
David Dominik	12 April 2005	90 days from either party	Three years	up to two days per month	0
Prescott Ashe	12 April 2005	90 days from either party	Three years	up to two days per month	0

9.3 In the event of termination of the Directors' employment or appointment, the Directors are entitled to receive the appropriate notice, as set out in paragraph 9.1 and paragraph 9.2. The Company may make a payment in lieu of notice to Anthony Hill. There are no specific contractual provisions for liquidated damages or fixed payments on early termination.

9.4 The following senior managers have entered into service agreements with Micro Focus and their current annual salaries are as follows:

Employee	Date of Commencement	Contractual Notice Period	Holiday Entitlement	Current Salary	Most Recent Bonus
Ian Archbell	1 July 1992	At will	25 days	$214,189	$25,703[4] $88,836[5]
Joseph Mascio	4 October 1993	At will	25 days	$173,711	$10,423[4] $38,230[5]
Gary Crook	8 March 1987	At will	25 days	$201,771	$18,159[4] $62,764[5]
Richard Levy	20 May 1985	1 month[1]	26 days	£98,114	£7,358[4] £24,808[5]
Mike Gilbert	1 January 1990	1 month[2]	26 days	£105,000	£7,875[4] £26,550[5]
Richard Simpson	2 January 2002	3 months	24 days	£128,750	£221,533[6]
Stuart McGill	6 April 1984	3 months[3]	26 days	£96,000	£102,822[6]

Notes:
(1) This will have increased to 12 weeks because of the minimum notice periods imposed by UK law.
(2) This will have increased to 12 weeks because of the minimum notice periods imposed by UK law.
(3) Subject to the special provisions set out below.
(4) First Half FY05 Bonus.
(5) Total FY04 Bonus.
(6) FY04 Commission.

9.5 The terms and conditions of the senior managers vary because they are employed by different Group companies.

9.6 US employees include Ian Archbell, Joseph Mascio and Gary Crook, who were previously employed by the Application Creation and Transformation division of MERANT and are now employed by Micro Focus (US), Inc. When the Application Creation and Transformation division was acquired by Micro Focus (from MERANT) each retained his seniority (as indicated in the table above) as well as his existing position and his compensation plan, including base salary and

bonus percentage. Each also became entitled to participate in the health and welfare and other benefits as provided by Micro Focus. Their employment by Micro Focus (US), Inc. is characterised by the following:

(i) they are employed "at will" and, therefore, can be dismissed or resign at any time without any period of notice;

(ii) they are eligible to participate in the Restricted Share Agreement and they will also be eligible to participate in the Micro Focus Incentive Plan 2005;

(iii) they all have confidentiality obligations and provisions whereby they assign ownership of any intellectual property rights they have to Micro Focus;

(iv) they are not bound by any restrictive covenants; and

(v) they all enjoy the benefits, including medical/dental/vision insurance; life assurance; company sick pay; membership of a 401k Pension Plan; and eligibility to participate in the Corporate Bonus Plan.

9.7 UK employees include Richard Levy, Mike Gilbert, Richard Simpson and Stuart McGill.

(i) Each of Mr Levy, Dr Gilbert, Mr Simpson and Mr McGill is employed by Micro Focus Limited in the UK. They enjoy the following benefits:

(a) private health insurance;

(b) life assurance;

(c) long-term disability insurance;

(d) company sick pay;

(e) membership of the Micro Focus Group Personal Pension Plan;

(f) membership of the Employee Assistance Plan; and

(g) eligibility to receive a bonus/participate in the Sales Compensation Plan.

(ii) Mr Simpson and Mr McGill are eligible to receive commission based on revenue targets and overall contribution. Mr Simpson, Mr Levy and Mr McGill all participate in the Restricted Share Agreement. Dr Gilbert is eligible to participate in a stock option plan.

(iii) In addition to his contractual notice period of three months, Mr McGill has the following supplementary provisions:

(a) if Micro Focus instigates his termination, he is entitled to receive a lump sum equal to six months' basic salary and bonus (for which he is assumed to have achieved 100 per cent. of his targets). He will also benefit from any other enhanced severance benefit Micro Focus has in place at the time of the termination; and

(b) if there is any announcement made of any proposed, intended or agreed acquisition or merger of Micro Focus, his employment will be deemed to immediately terminate. He is entitled to receive a lump sum equal to 24 months' salary and bonus (for which he is assumed to have achieved 100 per cent. of his targets). He will also benefit from any other enhanced severance benefit Micro Focus has in place at the time of the termination.

(iv) Each of Mr Levy, Dr Gilbert and Mr Simpson:

(a) will be eligible to participate in the Micro Focus Incentive Plan 2005;

(b) has confidentiality obligations and provisions whereby each assigns ownership of any intellectual property rights he has to Micro Focus; and

(c) is bound by restrictive covenants that prevent him from soliciting employees or clients for a period of six months after his employment with Micro Focus terminates.

(v) Mr. McGill:

(a) will be eligible to participate in the Micro Focus Incentive Plan 2005;

(b) has no official confidentiality obligations and provisions whereby he assigns ownership of any intellectual property rights he has to Micro Focus within any offer letter or contract; and

(c) is not bound by restrictive covenants that prevent him from soliciting employees or clients for a period of six months after his employment with Micro Focus terminates.

9.8 There is no arrangement under which any Director has waived or agreed to waive future amendments, nor has there been any waiver of amendments during the financial year immediately preceding the date of this document.

9.9 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors by the Group for the year ended 30 April 2004 amounted to $902,000.

9.10 The aggregate amount payable to the Directors by the Group under arrangements in force at the date of this document (including salaries, fees, pension contributions, bonus payments and benefits in kind) is estimated to amount to $1,450,270 (£760,820 converted to US$ at the rate of £1:US$1.90619) (which includes bonuses that are dependent on the performance of certain targets achieved by the Company and each of the Directors) for the year ending 30 April 2005.

10 Principal Shareholders

In so far as is known to the Company, as of the date of this document, the following persons are, and are expected to be immediately following Admission, interested, directly or indirectly, in 3 per cent. or more of the issued share capital of the Company:

	Prior to Admission[1]			Following Admission[1][2]		
Name	No. of Ordinary Shares owned	As a percentage of issued Ordinary Share capital	Options	No. of Ordinary Shares owned	As a percentage of issued Ordinary Share capital	Options
Golden Gate Funds	120,140,733	81.5	—	113,540,340	60.4	—
Parallax Capital	11,634,000	7.9	—	10,994,841	5.8	—
Anthony Hill	7,524,000	5.1	—	7,524,000	4.0	—

Notes:

(1) Assuming completion of the Share Exchange.

(2) Assuming no exercise of the Over-allotment Option and assuming an Offer Price at the mid-point of the Price Range.

Save as disclosed above, the Directors are not aware of any person who is interested directly or indirectly in 3 per cent. or more of the issued ordinary share capital of the Company.

Save as set out in paragraph 5 of "Part III — Management and Significant Shareholder", the Directors are not aware of any person who could directly or indirectly, jointly or severally, exercise control over the Company.

11 Premises

The following are the principal establishments of the Group and, unless otherwise noted, are all leaseholds:

Location	Tenure	Rent	Expiry Date	Approximate Area
UK — Units 1 & 2, River Park, London Road, Newbury	25 years from 25 March 1984	£33,672 per annum	25 March 2009	4,960 square feet
UK — Units 3 & 4, River Park, London Road, Newbury	Unit 3[1] Unit 4[2]	£33,672 per annum	23 March 2009	4,960 square feet
UK — Land and buildings known as "New Section", The Lawn, 22-30 Old Bath Road, Newbury	15 years (less one day) from and including 1 August 2001	£751,660 per annum	31 July 2016	42,952 square feet
UK — Part 1st Floor, 26-30 Upper Marlborough Rd., St. Albans, Hertfordshire	From and including 29 July 2004	£98,470 per annum	21 March 2012	4,580 square feet
USA — 3rd Floor, 9420 Key West Avenue, Rockville, Maryland	Commencing 1 February 2005	$373,692 per annum	31 January 2010	16,986 square feet
USA — 1st Floor, 501 Macara Avenue, Suite 102, Sunnyvale, California	Commencing 22 April 2002	$389,772 per annum	31 August 2007	14,436 square feet
USA — Suite 100, 1st Floor, 480 East Swedesford Rd., Wayne, Pennsylvania	Commencing 1 July 2003	$316,224 per annum	28 February 2009	15,616 square feet
USA — Suite 29, Office 1, 76 Northeastern Blvd., Nashua, New Hampshire[3]	Commencing 1 February 2005 (six months)	$6,900 per annum	31 July 2005 (renewable every six months)	175 square feet
USA — Suite 340, 12550 NW Greenbrier Parkway, Beaverton, Oregon	Commencing 1 December 2001	$73,679.64 per annum	31 January 2007	4,537 square feet
USA — Suite 230, Overlook, 4825 Creekstore Drive, Durham, North Carolina	Commencing 1 November 2004	$34,952 per annum	30 April 2010	4,369 square feet
Australia — Suite 101, Level 1, 845 Pacific Highway, Chatswood	5 years commencing 1 February 2001	AUD97,030 per annum	31 January 2006	3,343 square feet
Australia — Suite 109, 566 St. Kilda Road, Melbourne[3]	12 months commencing 1 February 2002	AUD40,527 per annum	30 April 2005 (monthly licence)	500 square feet
Belgium — Uitbreidingstraat 84, Bus 3, 2600 Antwerp[3]	Commencing 18 November 2004	€22,200 per annum	30 November 2005, automatic renewal	558 square feet
Canada — Suite 228, 2nd Floor, 750 Marcel Laurin, Montreal	1 year commencing 1 September 2004	CAD13,980 per annum	31 August 2005	790 square feet

Location	Tenure	Rent	Expiry Date	Approximate Area
France — 7th Floor, Tour Atlantique, 1 Place de la Pyrenade, Paris	9 years commencing 2 December 2003	€91,810 per annum	1 December 2012	2,712 square feet
Germany — Emil Figgestrasse 85, Dortmund, 44227	Commencing 1 September 2003	€55,980 per annum	31 August 2005	4,435 square feet
Germany — Carl-Zeiss Ring 5, Ismaning, 85737	Commencing 1 May 2002	€113,269 per annum	30 April 2007	8,108 square feet
Ireland — Office 104, Unit 3013, Lake Drive, City West Business Campus, Dublin[3]	6 months commencing 1 May 2004	€20,400 per annum	30 April 2005 *(renewable every 6 months)*	215 square feet
Italy — via Caterina Troiani 71-79, Rome	Commencing 1 September 2004	€80,000 per annum	31 August 2010	3,337 square feet
Italy — via Cola Montano 21, Milan	Commencing 1 August 2000	€33,336 per annum	31 July 2006	2,691 square feet
Japan — 6th floor, Sumitomo Fudsan Takanawa Park Tower, 20-14 Higashi Gotanda, Tokyo	Commencing 1 February 2004	JPY22,302,713 per annum	31 January 2006	3,372 square feet
Netherlands — Regus Business Centre, Schipol Airport[3]	Commencing 1 December 2004	€40,740 per annum	30 November 2006	532 square feet
Norway — Christiana Kontorsenter, Dronningensgate 6, Oslo	Commencing 1 May 2003	NOK196,152 per annum	30 April 2005	565 square feet

Notes:
[1] Tenure is a term of years from 15 April 1993.
[2] Tenure is a term of years from 1 September 1992.
[3] These properties are covered by service contracts, which give the lessee a contract right, and not a property right, to use the premises.

12 Underwriting Arrangements

12.1 The Company, the Directors, the Selling Shareholders and the Underwriters entered into the Underwriting Agreement on 29 April 2005 pursuant to which, subject to an Offer Price being agreed between the Company, the Selling Shareholders and the Underwriters and reflected in a Sale and Purchase Memorandum signed by each of them, *inter alia*, on the terms and subject to certain conditions contained in the Underwriting Agreement and described below:

(a) the Company has agreed, subject to certain conditions, to allot and issue up to 45,260,092 New Ordinary Shares pursuant to the Offer at the Offer Price;

(b) the Selling Shareholders have agreed to sell up to 7,257,764 Existing Ordinary Shares pursuant to the Offer at the Offer Price (including Existing Ordinary Shares pursuant to the Over-allotment Option); and

(c) the Underwriters have severally and not jointly agreed, subject to certain conditions, to procure subscribers for, or failing which themselves subscribe for, the New Ordinary Shares being issued by the Company pursuant to the Offer at the Offer Price; and to procure purchasers of, or failing which themselves purchase, the Existing Ordinary Shares being sold by the Selling Shareholders (including Existing Ordinary Shares sold by them pursuant to the Over-Allotment Option) pursuant to the Offer at the Offer Price.

12.2 The Company has agreed to pay to each of the Joint Global Co-ordinators a fee of up to US$1,250,000. In addition, the Company and the Selling Shareholders have agreed to pay the Underwriters commissions of 4 per cent. of the gross proceeds from the issue and sale of New Ordinary Shares and Existing Ordinary Shares, together with any applicable value added tax.

12.3 The obligations of the Company and the Selling Shareholders to issue or sell, as the case may be, Shares under the Underwriting Agreement will be, and obligations of the Underwriters to procure subscribers and/or purchasers for, or failing which, themselves to subscribe for or purchase Shares, will be, subject to certain conditions that are typical for an agreement of this nature. These conditions include, amongst others, the accuracy of the representations and warranties under the Underwriting Agreement and Admission occurring no later than 8:00 a.m. 17 May 2005. In addition, the Joint Global Co-ordinators have the right to terminate the Underwriting Agreement prior to Admission in certain specified circumstances that are typical for an agreement of this nature.

12.4 The Selling Shareholders have granted an Over-Allotment Option to the Stabilisation Manager, on behalf of the Underwriters, pursuant to which the Underwriters may, subject to certain conditions, procure purchasers for or themselves purchase Existing Ordinary Shares, for the purposes of allowing the Stabilisation Manager to meet over-allotments, if any, in connection with the Offer and to cover any short positions resulting from stabilisation transactions. The number of Existing Ordinary Shares to be sold pursuant to the Over-Allotment Option, if any, will be determined no later than 30 days from Admission. Settlement of the Over-Allotment Option will take place shortly after the exercise of the Over-Allotment Option.

12.5 The Company has agreed to pay (together with any related value added tax) certain costs, charges, fees and expenses in connection with, or incidental to, amongst others, the Offer, Admission or the other arrangements contemplated by the Underwriting Agreement, including (but not limited to) its own legal fees and expenses, costs and expenses of the Registrar, other advisers' fees and expenses and certain expenses of the Joint Global Co-ordinators and the Underwriters (including the fees and expenses of their legal advisers).

12.6 The Company, the Directors and the Selling Shareholders have given certain customary warranties and undertakings to the Underwriters. The Company and the Selling Shareholders have agreed to indemnify the Underwriters and the Joint Global Co-ordinators in respect of losses suffered or incurred in connection with the Offer. The liabilities of the Company to the Underwriters under the Underwriting Agreement are not limited as to amount or by time. The liabilities of the Selling Shareholders to the Underwriters under the Underwriting Agreement are limited as to amount. The liabilities of the Directors to the Underwriters under the Underwriting Agreement are limited by time and as to amount.

12.7 The Underwriting Agreement provides that the Underwriters may, directly or through their US broker-dealer affiliates, arrange for the offer and sale of Shares within the United States only to Qualified Institutional Buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act.

13 Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of these Listing Particulars and are, or may be, material as at the date of these Listing Particulars:

13.1 The credit facility agreement between MFIL, MFIHL, MFIP, MF (US), and MFGH (together with MFIL, the "Borrowers"), Wells Fargo Foothill and DB Zwirn (and any other lender that may become party to the Facility Agreement from time to time) as the "Lenders" dated 21 October 2004 (the "Facility Agreement") as amended from time to time, with Wells Fargo as the Arranger, Administrative Agent and Security Trustee.

Structure
The Lenders have made available facilities in aggregate amount of $117,000,000, comprising (i) a $75,000,000 term loan facility ("Term Loan Facility A"), (ii) a $40,000,000 term loan facility ("Term Loan Facility B"), and (iii) a revolving loan facility up to a maximum amount of $2,000,000 ("Revolving Facility"). The facilities available under the Facility Agreement have been drawn down to an aggregate amount of $111,250,000. The Facility Agreement was entered into to refinance existing facilities and generally in accordance with the Facility Agreement. The obligations of the Borrowers under the Facility Agreement are guaranteed and secured by various security documents entered into by a number of the Borrowers and third parties in favour of the Lenders (which are described in more detail below).

Interest rates, margins and fees
The Borrowers have the option for each facility to have interest charged at a rate based upon the Wells Fargo prime base rate ("Base Rate") or at a rate based upon LIBOR ("LIBOR Rate") subject to certain conditions (for example, the Borrowers cannot have more than seven LIBOR Rate loans in effect at any given time and may only exercise the LIBOR Rate option for LIBOR Rate loans of at least $1,000,000 and integral multiples of $500,000 in excess thereof). The Base Rate is the rate used where the LIBOR Rate is not selected.

If the Borrowers draw down money under the Base Rate option, they pay per annum interest of the Base Rate plus the following applicable margins: (i) in relation to Term Loan Facility A and the Revolving Facility, 0.50 percentage points, and (ii) in relation to Term Loan Facility B, 3.00 percentage points.

If the Borrowers select the LIBOR Rate option, the Borrowers pay per annum interest of LIBOR plus: (i) in relation to Term Loan Facility A and the Revolving Facility, 3.00 percentage points, and (ii) in relation to Term Loan Facility B, 5.00 percentage points.

The Facility Agreement stipulates a floor on the interest rate of 4 per cent. in relation to Term Loan Facility A and the Revolving Facility and 7 per cent. in relation to Term Loan Facility B.

Upon the occurrence and during the continuation of an event of default, all obligations, whether or not charged to the loan account, shall also bear default interest at a per annum rate equal to 2.00 percentage points above the per annum rate otherwise applicable.

In addition, the following fees are payable under the agreement: (i) a closing fee of $1,354,000 which was due and payable in full on the closing date, (ii) an anniversary fee of $75,000 which was payable on the closing date and on each anniversary of the closing date until the date on which all obligations are paid in full, (iii) a quarterly servicing fee of $15,000 which is due on the first day of each quarter immediately following the closing date, and (iv) an unused line fee of 0.5 per cent. per annum in relation to the Revolving Facility as calculated in accordance with specific formulas set out in the fee letter. The Borrowers also pay certain audit, appraisal and valuation charges.

Term
The Facility Agreement expires on 21 October 2008, at which time all obligations become immediately due and repayable. However, the Facility Agreement may be terminated before the maturity date in the following circumstances: (i) the Lenders have the right to terminate the Facility Agreement immediately and without notice upon the occurrence and during the continuation of an event of default, and (ii) the Borrowers have the right to terminate the Facility Agreement upon not less than of 15 days' and not more that 45 days' written notice. If this occurs, the Borrowers must pay: (i) any outstanding amounts, (ii) the Applicable Prepayment Premium (as described below), and (iii) cash collateral in an amount determined by the Agent as sufficient to satisfy the reasonably estimated credit exposure.

Prepayments
The Facility Agreement allows the Borrowers to make voluntary prepayments although it should be noted that to the extent that the Borrowers have drawn down money under the LIBOR Rate, certain pre-payment conditions must be satisfied. The Facility Agreement also requires mandatory

prepayments in certain circumstances, including (i) receipt by the Borrowers of extraordinary receipts, (ii) issuance by the Borrowers of certain indebtedness, (iii) disposal of certain property or assets, (iv) the occurrence of certain leverage events set out in the Agreement, and (v) where a Qualifying Initial Public Offering (which means an initial public offering which results in net proceeds of not less than $90,000,000 to the issuer) has not been consummated on or before 20 April 2006.

If the Borrowers choose to prepay any of the obligations under the Agreement, they must pay an Applicable Prepayment Premium. If the obligations are repaid prior to the maturity date of the Facility Agreement from the proceeds of a public or private placement of equity or subordinated debt, or the sale of substantially all the stock or assets of MFIL or any subsidiaries then the Applicable Prepayment Premium will be (i) if such pre-payment occurs on or before 31 July 2005, the sum of (a) $306,500 in respect of the Revolving Facility and Term Loan Facility A plus (b) $400,000 in respect of Term Loan Facility B and (ii) if such pre-payment occurs after 31 July 2005 but before the maturity date of the Agreement, the sum of (a) $153,250 in respect of the Revolving Facility and Term Loan Facility A plus (b) $400,000 in respect of Term Loan Facility B.

If the obligations are prepaid for any other reason, then the Applicable Prepayment Premium will be, as of any date of determination, an amount equal to:

13.1.1 during the period of time from and after the closing date up to the date that is the first anniversary of the closing date, the sum of (i) 4 per cent. of the sum of (A) the amount of the reduction of the Revolving Facility commitment on such date plus (B) the principal amount of Term Loan Facility A prepaid on such date plus (ii) 1 per cent. of the principal amount of Term Loan Facility B prepaid on such date;

13.1.2 during the period of time from and including the date that is the first anniversary of the closing date up to the date that is the second anniversary of the closing date, the sum of (i) 3 per cent. of the sum of (A) the amount of the reduction in the Revolving Facility commitment on such date plus (B) the principal amount of Term Loan Facility A paid on such date plus (ii) 1 per cent. of the principal amount of Term Loan Facility B prepaid on such date;

13.1.3 during the period of time from and including the date that is the second anniversary of the closing date up to the date that is the third anniversary of the closing date, the sum of (i) 2 per cent. of the sum of (A) the amount of the reduction of the Revolving Facility commitment on such date plus (B) the principal amount of Term Loan Facility A prepaid on such date plus (ii) 1 per cent. of the principal amount of Term Loan Facility B prepaid on such date; and

13.1.4 during the period of time from and including the date that is the third anniversary of the closing date up to the maturity date, the sum of (i) 1 per cent. of the sum of (A) the amount of the reduction of the Revolving Facility commitment on such date plus (B) the principal amount of Term Loan Facility A prepaid on such date plus (ii) 1 per cent. of the principal amount of Term Loan Facility B prepaid on such date.

Repayment
Term Loan Facility A is to be repaid in monthly instalments beginning on 1 November 2004 in accordance with the following table:

Date	Instalment Amount
1 November 2004 and the first day of each month thereafter up to and including 1 October 2005	$625,000
1 November 2005 and the first day of each month thereafter up to and including 1 October 2006	$710,000
1 November 2006 and the first day of each month thereafter	$960,000

The entire principal balance and all accrued and unpaid interest under Term Loan Facility B will be due and payable on the date of termination of the Agreement. Amounts borrowed under the Revolving Facility may be repaid and reborrowed at any time during the term of the Agreement.

Undertakings and Covenants
The Facility Agreement requires the Borrowers to undertake and observe certain customary covenants including, but not limited to, the provision of financial information. Other positive covenants relate to, among other things, maintenance of properties, taxation, insurance, compliance with laws, leases, copyrights and environment.

The Facility Agreement contains certain negative covenants that restrict the Borrowers from, among other things, making certain disposals of assets, incurring certain additional indebtedness, entering into certain mergers, reorganisations, consolidations or recapitalisations, making certain acquisitions, and permitting a change of control. A change of control would occur in any of the following situations: (i) Golden Gate (and/or one or more of the investment funds managed by it) and Parallax Capital directly or indirectly fails to own more than 65 per cent. of the voting stock of MFIL (provided that an issue of stock to parties other than Golden Gate (and/or one or more of the investment funds managed by it) and Parallax Capital that results in the percentage held by those parties being less than 65 per cent. will not result in a change of control so long as those parties directly or indirectly continue to own more than 50 per cent. of the voting stock of MFIL which allows those parties to vote for the election of members of the board of directors of MFIL) (ii) a majority of the Board of Directors of MFIL do not constitute Continuing Directors, or (iii) any Borrower or Guarantor ceases to directly or indirectly own and control 100 per cent. of the outstanding capital stock of each of its respective subsidiaries (other than as the result of certain permitted dispositions) extant as of the date of making the initial advance under the Agreement. Additionally, the Borrowers are not permitted to use proceeds of the facilities, among other things, to repay previous advances.

The financial and operating performance of the Borrowers is monitored by a financial covenant package which includes covenants that require: (i) the Borrowers to maintain a minimum Qualified Cash balance of $10,000,000, (ii) the Borrowers to maintain a leverage ratio of not more than the following levels:

Applicable Ratio	Measurement date
4.00:1.00	The last day of each month occurring on or after the closing date until 31 December 2004
3.90:1.00	The last day of each month occurring on or after 1 January 2005 until 31 March 2005
3.80:1.00	The last day of each month occurring on or after 1 April 2005 until 30 June 2005
3.60:1.00	The last day of each month occurring on or after 1 July 2005 until 30 September 2005
3.50:1.00	The last day of each month occurring on or after 1 October 2005 until 31 December 2005
3.40:1.00	The last day of each month occurring on or after 1 January 2006 until 31 March 2006
3.20:1.00	The last day of each month occurring on or after 1 April 2006 until 30 June 2006
3.10:1.00	The last day of each month occurring on or after 1 July 2006 until 30 September 2006
2.90:1.00	The last day of each month occurring on or after 1 October 2006 until 31 December 2006
2.80:1.00	The last day of each month occurring on or after 1 January 2007 until 31 March 2007
2.70:1.00	The last day of each month occurring on or after 1 April 2007 until 30 June 2007
2.50:1.00	The last day of each month occurring on or after 1 July 2007 until 30 September 2007
2.40:1.00	The last day of each month occurring on or after 1 October 2007 until 31 December 2007
2.20:1.00	The last day of each month occurring on or after 1 January 2008 until 31 March 2008
2.10:1.00	The last day of each month occurring on or after 1 April 2008 until 30 June 2008
1.90:1.00	The last day of each month occurring on or after 1 July 2008

and (iii) MFIL and its subsidiaries not to make capital expenditures in a fiscal year above an aggregate amount of $3,000,000.

Events of default
The Facility Agreement sets out a number of events of default including, but not limited to, those dealing with failure to pay and insolvency proceedings. In some instances the Borrowers are provided a prescribed grace period to rectify the default but in most cases no grace period is provided. Importantly, failure to perform, keep or observe any term, provision, condition, covenant or agreement in the Facility Agreement will constitute an event of default. Therefore, a breach of the change of control covenant will constitute an event of default. Upon the occurrence

and during the continuation of an event of default, the Lenders have the right to: (i) declare all or any portion of the obligations immediately due and payable, (ii) cease advancing money or extending credit to the Borrowers, and (iii) terminate the Facility Agreement as to any future obligation of the Lenders. An event of default would generally trigger the right of the Lenders to exercise any of their rights under any guarantees or security documents entered into for their benefit (which are described below).

Waiver and amendment
The Facility Agreement may be amended, and provisions may be waived, subject to written agreement by the Majority Lenders and the Borrowers as provided therein.

Governing law
The Facility Agreement is governed and is to be construed in accordance with New York law.

Guarantees and security
Micro Focus (UK) Limited, MFL and Micro Focus (Canada) Limited/Espace Micro Focus (Canada) Limited (each and collectively the "Guarantor" as the context requires) have entered into guarantees in favour of the Agent on behalf of the Lenders guaranteeing the indebtedness of each borrower under the Agreement. MFIL has also entered into a subordination agreement with the Lenders on 21 October 2004.

In addition, the obligations of the Borrowers under the Facility Agreement have been secured by way of:

(a) Charges

These consist of the following charges entered into in favour of the Agent on behalf of the Lenders: (i) a charge over the shares of a subsidiary company, Micro Focus Group Holdings, granted by the Parent dated 21 October 2004, (ii) a charge over the shares of MFIP granted by MFGH dated 20 October 2004, (iii) a charge over the shares of subsidiary companies, Micro Focus UK Limited and MFL, granted by MFIHL dated 21 October 2004, (iv) a charge over the shares of Micro Focus (Canada) Limited/Espace Micro Focus (Canada) Limited subsidiary companies, granted by the Parent dated 20 October 2004, (v) a deed of charge granted by MFIP dated 20 October 2004 (which includes, but is not limited to, a fixed charge over the intellectual property of the Company and a floating charge over, generally, all the assets of the Company), and (vi) a deed of charge granted by the Parent dated 20 October 2004 (which includes, but is not limited to, a fixed charge over the intellectual property of the Company and a floating charge over, generally, all the assets of the Company).

(b) Debentures

These consist of the following debentures entered into in favour of the Agent on behalf of the Lenders: (i) a composite debenture granted by MFGH and another dated 21 October 2004, (ii) a debenture granted by Micro Focus UK Limited dated 20 October 2004, and (iii) a debenture granted by MFL dated 20 October 2004.

The above debentures, generally, constitute security over all the assets of the relevant Micro Focus companies, capturing (among other things) certain real estate, intellectual property rights, shares and other investments, book debts and bank accounts. The chargers are restricted in the way they may deal with charged property and give certain indemnities in favour of the Lenders.

(c) Other security

These consist of the following types of security granted in favour of the Agent on behalf of the Lenders: (i) a charge over the deposits of MFL dated 20 October 2004, (ii) a collateral assignment of rights under agreements dated 21 October 2004 between the Borrowers and

the Lenders, (iii) a general security agreement granted by Micro Focus (Canada) Limited/ Espace Micro Focus (Canada) Limited dated 20 October 2004; and (iv) a general security agreement granted by each Borrower and Guarantor dated 21 October 2004.

Effect of the proposed listing of Micro Focus International plc on the Facility Agreement and Security Documents

In connection with the Global Offer, there will be a reorganisation of the Group which will trigger events of default under the Facility Agreement and, in turn, enforcement events under the Security Documents. As a result, the Borrowers have obtained a waiver and consent from the Agent and Security Trustee (acting on behalf of the Lenders) with respect to the Facility Agreement and Security Documents to allow the reorganisation and Global Offer to occur. A condition of the waiver and consent will be the Company, Micro Focus Holdings Ltd and Micro Focus (IP) Limited each becoming a party to the Facility Agreement and other documents and providing requested new security for the benefit of the Lenders. The new security will broadly speaking, be similar in its scope and nature to the Security which is currently in place under the Security Documents and will include, but not be limited to, each of the Company, Micro Focus Holdings Ltd and Micro Focus (IP) Limited providing guarantees, debentures, security interests and where requested, share charges over equity interests in subsidiary companies and the Security Documents will be executed prior to Admission.

Upon the satisfaction of the conditions of the waiver and consent, no event of default under the Facility Agreement nor enforcement event under the Security Documents that otherwise might have occurred in connection with the reorganisation is likely to be triggered as a result of the reorganisation. Furthermore, while the waiver and consent acknowledges that it is the Company's intention to repay the outstanding amounts under the Facility Agreement from the proceeds of the Global Offer, it imposes no obligation on the Group to repay the Facility Agreement in full following the reorganisation. If the Group should choose not to repay the Facility Agreement in full following the reorganisation, such decision, in and of itself, will not trigger an event of default under the Facility Agreement.

13.2 The Underwriting Agreement referred to in paragraph 12 in this Part XIV.

13.3 The Relationship Agreement between the Company and the Golden Gate Funds dated 29 April 2005, conditional upon, but taking effect prior to, Admission. The Relationship Agreement provides that, for so long as the Golden Gate Funds and members of the Golden Gate Group are a "controlling shareholder" under the Listing Rules, the Golden Gate Funds have agreed to exercise its votes, and procure that the Directors appointed by it vote, to ensure that the Company shall operate and make decisions for the benefit of shareholders of the Company as a whole and independently of the Golden Gate Funds.

As a result of arrangements in the Relationship Agreement, the Company is satisfied that (i) it is capable of carrying on its business independently of the Golden Gate Funds, and that (ii) all transactions and relationships between the Company and the Golden Gate Funds are, and will be, at arms' length and on a normal commercial basis.

The Relationship Agreement also provides that:

13.3.1 The Golden Gate Funds shall conduct, and shall procure (insofar as they are reasonably able) that each member of the Golden Gate Group conducts, all transactions with members of the Group on an arms' length basis and on a normal commercial basis;

13.3.2 The Golden Gate Funds shall not, and shall procure (insofar as they are reasonably able) that no member of the Golden Gate Group shall, take any action which precludes or inhibits any member of the Group from carrying on its business independently from the Golden Gate Group;

13.3.3 The Golden Gate Funds shall be able to appoint, remove and re-appoint:

(i) Two non-executive Directors to the Board, whilst the Golden Gate Group taken together owns at least 30 per cent. of the Ordinary Shares, and at least one of these Directors to the nomination committee;

(ii) One non-executive Director to the Board, whilst the Golden Gate Group taken together owns at least 10 per cent. of the Ordinary Shares;

13.3.4 As at the date of Admission, the Board shall be made up of 6 Directors, and there shall not be a majority of non-executive Directors unconnected with the Group. As soon as reasonably practicable after Admission, it is agreed that at least half of the Board (excluding the Chairman) should be made up of independent non-executive Directors, and that the Company and the Golden Gate Funds shall use their reasonable endeavours to ensure that, at all times thereafter, there are a majority of independent non-executive Directors on the Board;

13.3.5 Any Director who has a conflict of interest by virtue of his position as a director of any member of the Golden Gate Group may not vote on such matters at a meeting of the Board of any Committees of the Board;

13.3.6 In this regard, if the Golden Gate Funds are notified by any Executive Director that any member of the Group is pursuing an investment opportunity involving a business relating predominantly to COBOL software development tools or mainframe migration software, then the Golden Gate Funds agree that they shall not pursue such opportunity.

In addition, each of David Dominik and Prescott Ashe have undertaken to the Company in their letters of appointment as non-executive Directors to procure that, as soon as reasonably practicable after either of them becomes aware of an investment opportunity first discovered after the date of such letters of appointment which relates predominantly to COBOL software development tools or mainframe migration software, the Company will be provided with notice of such investment opportunity and will have a right of first refusal exercisable for a period of ten business days to pursue such investment opportunity, provided always that neither of them shall be under any such obligation if and to the extent it would otherwise constitute a breach of any duty of confidentiality or fiduciary duty.

13.3.7 The Golden Gate Funds shall, to the extent permitted by the Listing Rules and applicable laws and regulations, be provided with access to certain information on the Group (including financial reporting information) which it may also pass on to other members of the Golden Gate Group. This right shall exist until members of the Golden Gate Group together cease to own at least 10 per cent. of the Ordinary Shares; and

13.3.8 As a result of arrangements in the Relationship Agreement, the Company is satisfied that (i) it is capable of carrying on its business independently of the Golden Gate Funds, and that (ii) all transactions and relationships between the Company and the Golden Gate Funds are, and will be, at arms' length and on a normal commercial basis.

13.4 The termination agreement between MFIHL, MFIL and GGC Administration dated on or around 28 April 2005 pursuant to which the parties agree that the advisory agreement, dated 10 August 2001 and entered into between them (referred to in paragraph 13.9 below), shall terminate (other than in respect of an indemnity in respect of all claims and losses suffered by GGC Administration arising out of advisory services provided pursuant to the Agreement) upon Admission and upon the payment by MFIL or MFIHL, or one of their respective subsidiaries, of an aggregate sum of US$4,000,000 to GGC Administration or its designee.

13.5 The termination agreement between MFIHL, MFIL and Parallax Capital dated on or around 28 April 2005 pursuant to which the parties agree that the advisory agreement, dated 10 August 2001 and entered into between them (referred to in paragraph 13.10 below), shall terminate (other than in respect of an indemnity in respect of all claims and losses suffered by Parallax Capital arising out of advisory services provided pursuant to the Agreement) upon Admission and upon the payment by MFIL or MFIHL, or one of their respective subsidiaries, of the sum of US$600,000 to Parallax Capital or its designee.

13.6 The termination agreement between MFIL, the Golden Gate Funds and Parallax Capital dated on or around 28 April 2005 (the "Termination Agreement"). The Termination Agreement provides that, upon Admission, the agreements set out in paragraphs 13.6.1 to 13.6.3 of this Part XIV shall terminate with immediate effect, releasing the parties to the Termination Agreement from any liability (whether actual or contingent) arising out of or in connection with these agreements.

The agreements that are terminated by the Termination Agreement are as follows:

13.6.1 the shareholders agreement dated 10 August 2001 between MFIL, the Golden Gate Funds and Parallax Capital, as amended by the amended and restated shareholders agreement dated 30 April 2002 between the same parties thereto;

13.6.2 the registration agreement dated 10 August 2001 between MFIL, the Golden Gate Funds and Parallax Capital, as amended by the amended and restated registration agreement dated 30 April 2002 between the same parties thereto;

13.6.3 any other agreements which may be in effect between MFIL, the Golden Gate Funds and Parallax Capital, or any associate of the Golden Gate Funds or Parallax Capital, at the date of the Termination Agreement, except the following:

(i) in the case of the Golden Gate Funds and Parallax Capital, the Underwriting Agreement (referred to in paragraph 12 of this Part XIV);

(ii) in the case of the Golden Gate Funds:

(a) the termination agreement (referred to in paragraph 13.4 of this Part XIV);

(b) the Relationship Agreement (referred to in paragraph 13.3 of this Part XIV); and

(c) the side letter agreement (referred to in paragraph 13.7 of this Part XIV);

(iii) in the case of Parallax Capital:

(a) the termination agreement (referred to in paragraph 13.5 of this Part XIV); and

(b) the side letter agreement (referred to in paragraph 13.8 of this Part XIV).

13.7 The side letter agreement between MFIL and the Golden Gate Funds dated on or around 28 April 2005, pursuant to which MFIL agrees to reimburse the Golden Gate Funds, on demand, and hold each of them harmless, against liability for the payment of any costs and expenses reasonably incurred by the Golden Gate Funds under the Underwriting Agreement (referred to in paragraph 12 of this Part XIV).

13.8 The side letter agreement between MFIL and Parallax Capital dated on or around 28 April 2005, pursuant to which MFIL agrees to reimburse Parallax Capital, on demand, and hold each of them harmless, against liability for payment of any costs and expenses reasonably incurred by Parallax Capital under the Underwriting Agreement (referred to in paragraph 12 of this Part XIV).

13.9 The advisory agreement between MFIHL, MFIL and GGC Administration dated 10 August 2001, pursuant to which GGC Administration agrees to perform certain services for MFIL and/or its subsidiaries, including, but not limited to, providing strategic advice on potential acquisitions and disposals, in return for a fee of US$150,000 per fiscal quarter (or such higher amount, not

exceeding US$450,000, as the parties may agree), plus expenses, in addition to a one-off fee of US$700,000 for certain related services. This agreement, apart from an indemnity under which MFIL indemnifies members of the Golden Gate Group against all claims and losses arising out of the agreement, was terminated by the agreement referred to in paragraph 13.4 above.

13.10 The advisory agreement between MFIHL, MFIL and Parallax Capital dated 10 August 2001, pursuant to which Parallax Capital agrees to perform certain services for MFIL and/or its subsidiaries, including, but not limited to, providing strategic advice on potential acquisitions and disposals, in return for a fee of US$150,000 per fiscal quarter (plus expenses), in addition to a one-off fee of US$700,000 for certain related services. This agreement, apart from an indemnity under which MFIL agrees to provide an indemnity to Parallax Capital against all claims and losses arising out of the agreement, was terminated by the agreement referred to in paragraph 13.5 above.

13.11 There are no other contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of these Listing Particulars.

14 Litigation

No member of the Group is or has been involved in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of these Listing Particulars a significant effect on the financial position of the Group nor, so far as the Directors are aware, are any such proceedings pending or threatened.

15 Principal Subsidiaries

It is intended that, prior to and conditional upon Admission, the Company will become the holding company of the Group through the Share Exchange. The following table gives details in respect of all the subsidiaries of the Company immediately prior to Admission. Each of these companies is wholly-owned by a member of the Group (save for Micro Focus NV, where 1 capital share of €100.00 is held by Anthony Hill). Save as indicated otherwise below, the issued share capital of each of these companies is fully paid:

Company name	Issued share capital	Principal activity	Registered office
Micro Focus International Limited	49,116,061 ordinary shares of US$0.00001 each	Holding Company	PO Box 309 GT Ugland House South Church Street George Town Grand Cayman
Micro Focus Group Holdings	2 ordinary shares of €1.00 each	Holding company	6 Fitzwilliam Square Dublin 2 Ireland
Micro Focus International Holdings Limited	2 ordinary shares of €1.00 each	The sale and support of software	6 Fitzwilliam Square Dublin 2 Ireland
Micro Focus IP Limited	100 A ordinary shares of US$0.01 each 1,663,390 preferred redeemable shares of US$0.01 each	Holding company for the Group's intellectual property	PO Box 309 GT Ugland House South Church Street George Town Grand Cayman
Micro Focus Pty Limited	1,000 ordinary shares of AUS$1.00 each	The sale of software, maintenance and other associated services	Level 1 845 Pacific Highway Chatswood NSW 2067 Australia

Company name	Issued share capital	Principal activity	Registered office
Micro Focus GmbH	1 common share (amounting to €25,000)	The sale of software, maintenance and other associated services	Carl-Zeiss Ring 5 D-85737 Ismaning Germany
Micro Focus AS	62,422 ordinary shares of NOK1,602 each	The sale of software, maintenance and other associated services	Christiana Kontorsenter Dronningensgate 6 Oslo N-0152 Norway
Micro Focus Limited	200 ordinary shares of £1.00 each	The sale of software, maintenance and other associated services	The Lawn 22 – 30 Old Bath Road Newbury Berkshire RG14 1QN UK
Micro Focus S.r.l.	Share quotas amounting to €93,600	The sale of software, maintenance and other associated services	Via Caterina Troiani 71/79 00144 Rome Italy
Micro Focus NV	620 capital shares of €100.00 each	The sale of software, maintenance and other associated services	Uitbreidingstraat 84/3 B-2600 Antwerpen Belgium
Micro Focus SAS	2,000 ordinary shares of €10.00 each	The sale of software, maintenance and other associated services	Tour Atlantique La Defense 9 1 Place de la Pyramide F-92911 La Defense Cedex France
Micro Focus N.V.	450 ordinary shares of €100.00 each	The sale of software, maintenance and other associated services	Suite 005 Regus Schipol Tetra Siriusdreef 17 – 27 2132 WT Hoofddorp Netherlands
Micro Focus K.K.	3,560 ordinary shares	The sale of software, maintenance and other associated services	6th Floor Sumitomo Fudosan Takanawa Park Tower 3-20-14 Higashi Gotanda Shinagawa-Ku Tokyo 141-0022 Japan
Micro Focus (US), Inc.	1 share of common stock of US$0.01	The sale of software, maintenance and other associated services	9420 Key West Avenue Rockville MD 20850 USA
Micro Focus (Canada) Limited	2 shares of unlimited common stock	The sale of software, maintenance and other associated services	100 King Street West 1 First Canadian Place Suite 400 Toronto Ontario M5X 1B1 Canada

Company name	Issued share capital	Principal activity	Registered office
Micro Focus (IP) Limited	1 ordinary share of £1	Holding company for the Group's intellectual property	The Lawn 22 – 30 Old Bath Road Newbury Berkshire RG14 1QN UK
Micro Focus Holdings Limited	2 ordinary shares of £1 each	Holding company	The Lawn 22 – 30 Old Bath Road Newbury Berkshire RG14 1QN UK

16 Exchange Rate Information

A substantial proportion of the Group's assets, liabilities, turnover and expenses are denominated in US dollars and in currencies other than pounds sterling. The following table presents, for the periods and dates indicated, information concerning the noon buying rate of pounds sterling per US dollars. These amounts are indicative only and are not necessarily equivalent to the same rates at which the Group translated pounds sterling into US dollars during any of the financial periods discussed in these Listing Particulars. Unless otherwise stated, financial information in these Listing Particulars is presented in US dollars. The exchange rate is based on the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on 27 April 2005 was equivalent to US$1.00:£0.5250. Unless otherwise indicated, translations pertaining to net proceeds and expenses of the Global Offer into US dollars from pounds sterling were done at the rate noted in the preceding sentence.

Fiscal Year	Period End £	Average £	High £	Low £
2000	0.6427	0.6218	0.6445	0.5965
2001	0.6990	0.6820	0.7144	0.6408
2002	0.6866	0.6981	0.7283	0.6759
2003	0.6250	0.6428	0.6909	0.6067
2004	0.5636	0.5856	0.6358	0.5251

Prior Months	High £	Low £
1 May 2004 – 31 January 2005	0.5700	0.5133

17 Transfer Restrictions

The distribution of these Listing Particulars and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession these Listing Particulars come should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. No action has been taken by the Company or the Joint Global Co-ordinators that would permit, other than under the Global Offer, an offer of Ordinary Shares or possession or distribution of these Listing Particulars or any other offering material in any jurisdiction where such action is prohibited. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

17.1 The United States

Because of the following restrictions, subscribers and purchasers of Ordinary Shares in the United States are advised to consult legal counsel prior to making any offer for, subscription, resale, pledge or other transfer of, the Ordinary Shares.

The Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any State or other jurisdiction and, accordingly, may not be offered or

sold within the United States except under the Global Offer to QIBs in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Ordinary Shares may be sold outside the United States in accordance with Regulation S.

Each purchaser of Ordinary Shares located within the United States, by accepting delivery of these Listing Particulars, will be deemed to have represented, agreed and acknowledged that (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(a) it: (i) is a QIB; (ii) is aware, and each beneficial owner of such Ordinary Shares has been advised, that the sale of such Ordinary Shares to it may be being made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; and (iii) is acquiring such Ordinary Shares for its own account or for the account of a QIB;

(b) it acknowledges that the Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and understands that such Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except: (i) in accordance with Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB; (ii) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S; or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities law of any State of the United States;

(c) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Ordinary Shares, such Ordinary Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which such Ordinary Shares, if in certificated form, will bear unless otherwise determined by Micro Focus in accordance with applicable law:

THIS SHARE HAS NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A OR ANOTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER (WITHIN THE MEANING OF RULE 144A) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS SHARE. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THIS SHARE, SO LONG AS IT IS A "RESTRICTED SECURITY" UNDER RULE 144A, MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THIS SHARE ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK;

(d) any offer, sale, pledge or other transfer made other than in compliance with the above-stated restrictions shall not be recognised by Micro Focus in respect of the Ordinary Shares;

(e) notwithstanding anything to the contrary in the foregoing, the Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of the Ordinary Shares established or maintained by a depositary bank;

(f) it represents that if, in the future, it offers, resells, pledges or otherwise transfers such Rule 144A Ordinary Shares, it shall notify such subsequent transferee of the transfer restrictions set out in paragraphs (a) to (e) above; and

(g) Micro Focus, the Registrar, UBS, Goldman Sachs International and their affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Ordinary Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that the Company and sellers of the Ordinary Shares may be relying on the exemption from the provisions of section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act.

Each purchaser of the Ordinary Shares pursuant to Regulation S, by accepting delivery of these Listing Particulars, will be deemed to have represented, agreed and acknowledged as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(a) it: (i) is acquiring the Ordinary Shares in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act; and (ii) is not an affiliate of the Company or a person acting on behalf of such an affiliate;

(b) it is aware that the Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any State or other jurisdiction of the United States; and

(c) Micro Focus, the Registrar, UBS, Goldman Sachs International and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations, agreements and acknowledgements.

18 Selling Restrictions

18.1 General

In connection with the Global Offer, the Joint Global Co-ordinators may purchase and sell the Ordinary Shares in the open market. These transactions may include over-allotment and stabilising transactions and purchases to cover short positions created in connection with the Global Offer. Stabilising transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Ordinary Shares; and short positions involve the sale of a greater number of Ordinary Shares than are purchased from the Company or the Selling Shareholders in the Global Offer. These activities may stabilise, maintain or otherwise affect the market price of the Ordinary Shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the London Stock Exchange, LIFFE, the over-the-counter market or otherwise.

No action has been taken by the Company or the Joint Global Co-ordinators that would permit, otherwise than under the Global Offer, an offer of Ordinary Shares or possession or distribution of these Listing Particulars or any other offering material or application form relating to Ordinary Shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom.

18.2 United States

The Underwriters will acknowledge, represent and warrant in the Underwriting Agreement that they will not offer or sell or procure the sale of Ordinary Shares except in accordance with Regulation S or Rule 144A or another exemption from, or transaction not subject to, registration under the Securities Act. The Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States, except in transactions which are exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of the Global Offer, an offer or sale of Ordinary Shares within the United States by any dealer (whether or not participating in the Global Offer) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration, or in a transaction not subject to, registration under the Securities Act.

18.3 United Kingdom

The Joint Global Co-ordinators will acknowledge that they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to any Ordinary Shares in, from or otherwise involving the United Kingdom.

18.4 Canada

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

The Global Offer is being made in Canada only in the Canadian provinces of British Columbia, Ontario and Québec (the "Private Placement Provinces") by way of a private placement of Ordinary Shares. The Global Offer in the Private Placement Provinces is being made pursuant to this document through the Managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada.

Agreement by the Managers
Each Manager has represented and agreed that the Ordinary Shares will only be offered or sold, directly or indirectly, in Canada only in the Canadian provinces of British Columbia, Ontario and Québec and in compliance with applicable Canadian securities laws and accordingly, any sales of Ordinary Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Representations and agreements by purchasers
Confirmations of the acceptance of offers to purchase any Ordinary Shares will be sent to purchasers in the Private Placement Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Ordinary Shares in the Private Placement Provinces who receives a purchase confirmation regarding the purchase of Ordinary Shares will, by the purchaser's receipt thereof, be deemed to have represented to the Company, the Selling Shareholders and the dealer from which such purchase confirmation is received, that such purchaser and any ultimate purchaser for which such initial purchaser is acting as agent (i) is entitled under applicable provincial securities laws to purchase such Ordinary Shares without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in provinces other than Ontario, without the services of a dealer registered pursuant to such securities laws, (ii) is basing its investment decision solely on this document and not on any other information concerning the Company or the Global Offer, (iii) has reviewed the terms referred to below under the heading "Canadian Resale Restrictions" and (iv) is in compliance with the following:

(a) where the purchaser is purchasing in British Columbia, such purchaser is purchasing Ordinary Shares with the benefit of the prospectus exemption and dealer registration exemption provided by section 5.1 of Multilateral Instrument 45-103 — *Capital Raising Exemptions* ("MI 45-103") (that is, such purchaser is purchasing as principal and is "an accredited investor" within the meaning of section 1.1 of MI 45-103);

(b) where the purchaser is purchasing in Ontario, such purchaser is either a "designated institution" within the meaning of section 204 of the Regulation to the *Securities Act* (Ontario) purchasing from a person or company registered as an "international dealer" under the *Securities Act* (Ontario) or is a purchaser purchasing from a fully registered dealer and, in either case, is purchasing the Ordinary Shares with the benefit of the prospectus exemption provided by

section 2.3 of Ontario Securities Commission Rule 45-501 — *Exempt Distributions* ("Rule 45-501") (that is, such purchaser is purchasing the Ordinary Shares as a principal and is an "accredited investor" within the meaning of section 1.1 of Rule 45-501);

(c) where the purchaser is purchasing in Québec, such purchaser is either a purchaser to which the prospectus exemption in section 43 applies, is a "sophisticated purchaser" within the meaning of section 44 of the *Securities Act* (Québec) purchasing the Ordinary Shares as principal, or is a "sophisticated purchaser" within the meaning of section 45 of the *Securities Act* (Québec) purchasing for the portfolio of a person managed solely by it or is purchasing as principal Ordinary Shares with an aggregate acquisition cost to such purchaser of at least Cdn$150,000 from a registered dealer with an unrestricted practice;

(d) if the purchaser is a person or a company, the purchaser had a pre-existing purpose and was not established solely or primarily for the purpose of acquiring Ordinary Shares in reliance on an exemption from applicable prospectus requirements in the Private Placement Provinces;

(e) such purchaser is either purchasing Ordinary Shares as principal for its own account, or is deemed to be purchasing Ordinary Shares as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident, by virtue of being either (a) a designated trust company; (b) a designated insurance company; (c) a portfolio manager; or (d) another entity similarly deemed by those laws to be purchasing as principal for its own account when purchasing on behalf of other beneficial purchasers;

(f) such purchaser is purchasing in respect of a trade for which there is an exemption from the registration requirements of applicable Canadian securities laws or which is otherwise in compliance with such laws;

(g) such purchaser acknowledges and agrees that the offer and sale of Ordinary Shares was made exclusively through this document and was not made through an advertisement of the Ordinary Shares in any printed media of general and regular paid circulation, radio or television or any other form of advertising; and

(h) acknowledges that the Ordinary Shares are being distributed in Canada on a private placement basis only and that any resale of Ordinary Shares must be in accordance with the requirements of applicable securities laws, which will vary depending on the relevant jurisdictions.

Language of document
Each purchaser of Ordinary Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Ordinary Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian resale restrictions
The distribution of the Ordinary Shares in the Private Placement Provinces is being made on a private placement basis. Accordingly, any resale of the Ordinary Shares must be made (i) through an appropriately registered dealer or in accordance with an exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Ordinary Shares are advised to seek legal advice prior to any resale of Ordinary Shares.

Statutory rights of action (Ontario purchasers)
Section 4.2 of Rule 45-501 provides that when an offering memorandum, such as this document, is delivered to an investor to whom securities are distributed in reliance upon the "accredited investor" prospectus exemption in section 2.3 of Rule 45-501, the right of action referred to in section 130.1 of the

Securities Act (Ontario) ("Section 130.1") is applicable. Section 130.1 provides purchasers who purchase securities offered by an offering memorandum with a statutory right of action against the issuer of securities and any selling security holder for rescission or damages in the event that the offering memorandum and any amendment to it contains a "misrepresentation". "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading or false in the light of the circumstances in which it was made.

Where this document, together with any amendment to it, is delivered to a prospective purchaser of Ordinary Shares in connection with a trade made in reliance on section 2.3 of Rule 45-501, and this document contains a misrepresentation which was a misrepresentation at the time of purchase of the Ordinary Shares, the purchaser will have a statutory right of action against the Company and the Selling Shareholders for damages or, while still the owner of Ordinary Shares, for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that the right of action for rescission will be exercisable by the purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right; or, in the case of any action, other than an action for rescission, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the date of the transaction that gave rise to the cause of action.

The defendant shall not be liable for a misrepresentation if it proves that the purchaser purchased the Ordinary Shares with knowledge of the misrepresentation.

In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the Ordinary Shares as a result of the misrepresentation relied upon.

Subject to the paragraph below, all or any one or more of the Company and any Selling Shareholder are jointly and severally liable, and every person or company who becomes liable to make any payment for a misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, the Company shall not be liable where it is not receiving any proceeds from the distribution of the Ordinary Shares being distributed and the misrepresentation was not based on information provided by the Company, unless the misrepresentation:

(a) was based on information that was previously publicly disclosed by the Company;

(b) was a misrepresentation at the time of its previous public disclosure; and

(c) was not subsequently publicly corrected or superseded by the Company prior to the completion of the distribution of the Ordinary Shares.

In no case shall the amount recoverable for the misrepresentation exceed the price at which the Ordinary Shares were offered.

The foregoing statutory right of action for rescission or damages conferred is in addition to and without derogation from any other right the purchaser may have at law.

This summary is subject to the express provisions of the *Securities Act* (Ontario) and the regulations and rules made under it, and you should refer to the complete text of those provisions.

Enforcement of legal rights
All of the directors and officers (or their equivalents) of the Company and the Selling Shareholders, as well as any experts named herein may be located outside of Canada and, as a result, it may not be

possible for purchasers to effect service of process within Canada upon the Company, the Selling Shareholders or such experts. All or a substantial portion of the assets of the Company, the Selling Shareholders and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company, the Selling Shareholders or such experts in Canada or to enforce a judgment obtained in Canadian courts against the Company, the Selling Shareholders or such experts outside of Canada.

Canadian tax considerations and eligibility for investment
This document does not address the Canadian tax consequences of ownership of the Ordinary Shares. Prospective purchasers of Ordinary Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Ordinary Shares for investment by purchasers under relevant Canadian legislation.

18.5 Japan
The Ordinary Shares have not been and will not be registered under the Securities and Exchange Law of Japan. No person may offer or sell, directly or indirectly, any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

18.6 The Netherlands
The Ordinary Shares may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational organizations and other comparable entities, including, among others, treasuries of large companies or enterprises, that trade or invest regularly in securities in the conduct of their profession or trade within the meaning of Section 2 of the exemption regulation to the Netherlands Securities Market Supervision Act 1995, as amended (*Vrijstellingsregeling Wet toezicht effectenverkeer* 1995).

19 Settlement

It is expected that delivery of the Ordinary Shares pursuant to the Global Offer will be made against payment therefor on or about the date of Admission, which will be the third Business Day following the date of announcement of the Offer Price.

20 Taxation

20.1 General
The statements set out below are intended only as a general guide to current UK and US tax law and practice and apply only to certain categories of person. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding Ordinary Shares. Prospective purchasers of Ordinary Shares are advised to consult their own tax advisers concerning the consequences under UK, US federal, state and local and other laws of the acquisition, ownership and disposition of Ordinary Shares. This summary is based upon: (i) UK law and UK Inland Revenue practice; and (ii) the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all in effect as of the date of this document and which may be subject to change, perhaps with retroactive effect.

The statements are not applicable to all categories of shareholders, and in particular are not addressed to: (i) holders who do not hold their Ordinary Shares as capital assets; (ii) shareholders who own (or are deemed to own) 10 per cent. or more of the voting stock of Micro Focus; (iii) special classes of

shareholders such as dealers in securities, broker-dealers, insurance companies and investment companies, investors liable for the US alternative minimum tax, financial institutions, tax-exempt investors or accounts, or individual retirement accounts and other tax deferred accounts; (iv) shareholders who hold Ordinary Shares as part of straddles, hedging or conversion transactions for US federal income tax purposes; (v) shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment; (vi) shareholders who hold Ordinary Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment or otherwise); and (viii) in the case of US Holders (as defined below), shareholders whose functional currency is not the US dollar.

20.2 UK taxation

The comments set out below are based on existing United Kingdom law and what is understood to be current Inland Revenue practice, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only and apply only to shareholders of Micro Focus resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold shares in Micro Focus as an investment and who are the absolute beneficial owners thereof. Certain categories of shareholders, such as traders, broker-dealers, insurance companies and collective investment schemes, and shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment, may be subject to special rules and this summary does not apply to such shareholders. Shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

Taxation of dividends

Micro Focus will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from Micro Focus will be entitled to a tax credit which may be set off against the shareholder's total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual shareholder who is liable to income tax only at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the shareholder's tax liability on the gross dividend and such shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend, when treated as the top slice of the shareholder's income, falls above the threshold for higher rate income tax.

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by Micro Focus.

United Kingdom resident corporate shareholders will generally not be subject to corporation tax on dividends paid by Micro Focus. Such shareholders will not be able to claim repayment of tax credits attaching to those dividends.

Non-United Kingdom resident shareholders will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by Micro Focus. An entitlement to the repayment of all or part of the tax credit may be available if there is an appropriate provision granting the entitlement under any applicable double tax treaty between the UK and the jurisdiction in which that shareholder is resident. In most cases, however, the amount of tax credit that can be paid to non-United Kingdom shareholders in respect of any dividend payment will be nil as a result of the terms of the relevant treaty. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident in the United Kingdom

(for tax purposes) should obtain their own tax advice concerning tax liabilities on dividends received from Micro Focus. Shareholders resident outside the UK should consult an appropriate professional adviser.

UK taxation on chargeable gains

(a) UK resident shareholders

A disposal of Ordinary Shares by a shareholder who is resident or ordinarily resident in the UK for tax purposes may give rise to a chargeable gain (or allowable loss) for the purposes of taxation on chargeable gains.

(b) Shareholders temporarily non-resident in the United Kingdom

A shareholder who is an individual and who disposes of Ordinary Shares while only temporarily non-resident in the United Kingdom for tax purposes, may, under anti-avoidance legislation, still be liable to UK tax on his or her return to the UK, depending on the shareholder's circumstances and subject to any available exemption or relief, on any chargeable gain realised on the disposal.

(c) Non-UK resident shareholders including US resident shareholders

Shareholders who are not resident or ordinarily resident for tax purposes in the UK and who do not return to the UK within five tax years of the disposal will not be liable for UK tax on chargeable gains realised on the disposal of their Ordinary Shares unless such Ordinary Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK, through a branch or agency in the case of an individual shareholder, or through a permanent establishment in the case of a corporate shareholder. Such shareholders may be subject to foreign taxation on any gain under local law.

United Kingdom inheritance and gift taxes

The Ordinary Shares will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and relief) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold Ordinary Shares bringing them within the charge to inheritance tax. A gift or sale of an asset at undervalue can also give rise to a capital gains tax liability on the donor. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Ordinary Shares through trust arrangements. They should also seek professional advice in a situation where there is potential for a double charge to UK inheritance tax, capital gains tax and any equivalent tax in another country.

UK stamp duty and stamp duty reserve tax

Holders of Ordinary Shares will be registered on the register of Micro Focus held by the Registrars in the UK. Persons who are a "system member" of CREST (as defined in the Uncertificated Securities Regulations 2001 as amended) may elect to hold their Ordinary Shares through CREST for trading on the London Stock Exchange.

Ordinary Shares registered on the UK share register of Micro Focus

No stamp duty or stamp duty reserve tax ("SDRT") will be payable on the issue of Ordinary Shares pursuant to the Global Offer other than in circumstances involving depositary receipts or clearance services referred to below.

Stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded up if necessary to the next multiple of £5) is payable on an instrument transferring Ordinary Shares. Stamp duty is normally payable by the purchaser. A charge to SDRT will also arise on an agreement to transfer Ordinary Shares (at the rate of 0.5 per cent. of the consideration paid), although the liability will be cancelled and any

SDRT already paid will be repaid, generally with interest, provided that the instrument transferring Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. SDRT is normally the liability of the purchaser. Higher rates may apply in certain circumstances.

Where Ordinary Shares are issued or transferred: (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT may be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares (rounded up if necessary to the next multiple of £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance service providers may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5 per cent. of the consideration paid) to apply to issues or transfers of Ordinary Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent. generally applying to an issue or transfer of Ordinary Shares into the clearance service and the exemption from stamp duty and SDRT on transfer of Ordinary Shares whilst in the service.

Ordinary Shares held through CREST
Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such a transfer is made for consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent. of the consideration paid) will arise. Paperless transfers of Ordinary Shares within CREST will generally be liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the consideration paid.

The statements in this paragraph relating to UK stamp duty and SDRT summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst other, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates.

The sale of the Existing Ordinary Shares by the Selling Shareholders under the Global Offer will give rise to a liability to stamp duty and/or SDRT as described above. The Selling Shareholders will meet the liability to stamp duty of purchasers of Existing Ordinary Shares that will arise on such sale under the Global Offer. The Selling Shareholder will also meet any liability to SDRT of the purchasers arising in respect of the initial transfer of the Existing Ordinary Shares under the Global Offer by the Selling Shareholders within the CREST system.

Any person who is in any doubt as to his or her taxation position should consult his or her professional advisers.

20.3 US taxation
The following is a summary of the material US federal income tax consequences, under present law, of the acquisition, ownership and disposition of Ordinary Shares by a US Holder. As used herein, the term "US Holder" means a beneficial owner of Ordinary Shares that is, for US federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The summary assumes that the Company is not a passive foreign investment company (a "PFIC") for US federal income tax purposes, which the Company believes to be the case based on a market valuation of the Company's assets (including goodwill). The Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders. Please see "Passive Foreign Investment Company Considerations" below.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

General
Subject to the PFIC rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Ordinary Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by the Company with respect to Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from the Company.

For taxable years that begin before 2009, dividends paid by the Company will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to long-term capital gains, provided the Company qualifies for the benefits of the income tax treaty between the United States and the United Kingdom (the "Treaty"). The Company expects to qualify for benefits under the Treaty. A US Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A US Holder will not be able to claim the reduced rate for distributions paid in any year in which the Company is treated as a PFIC or any year immediately following a year in which the Company was treated as a PFIC. Please see "Passive Foreign Investment Company considerations" below.

Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to dividends on the Shares.

Foreign currency dividends
Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the spot exchange rate on the day the dividends are received by the US Holder, regardless of whether the pounds sterling are converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. Any gain or loss that a US Holder recognises on a subsequent conversion of pounds sterling into US dollars generally will be US source ordinary income or loss.

Sale or other disposition
A US Holder's tax basis in a Share will generally be its US dollar cost. The US dollar cost of a Share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of Shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Subject to the PFIC rules discussed below, upon a sale or other disposition of Ordinary Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the Ordinary Shares exceeds one year. Any gain or loss will generally

be US source. Investors should contact their tax advisers concerning the treatment of losses from the sale of shares held one year or less where dividends qualifying for the reduced tax rate described above have been received in an amount in excess of 10 per cent. of the investor's share basis.

The amount realised on a sale or other disposition of Shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the spot exchange rates on the date of sale or other disposition and the settlement date. However, in the case of Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the spot exchange rate on the settlement date, and no exchange gain or loss will be recognised at that time.

Please see "Passive Foreign Investment Company considerations" below for a discussion of additional adverse consequences that generally will apply to a sale or other disposition of Shares if the Company is or becomes a PFIC for US federal income tax purposes.

Disposition of foreign currency
Foreign currency received on the sale or other disposition of a Share will have a tax basis equal to its US dollar value amount realised. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Shares or upon exchange for US dollars) will be US source ordinary income or loss.

Passive Foreign Investment Company considerations
A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look-through rules," either: (i) at least 75 per cent. of its gross income is "passive income"; or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The Company does not believe that it should be treated as a PFIC for US federal income tax purposes but the Company's possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend in part on whether the Company continues to earn substantial amounts of operating income, as well as on the market valuation of the Company's assets and the Company's spending schedule for its cash balances and the proceeds of the Global Offer. If the Company were to be treated as a PFIC, US Holders of Ordinary Shares would generally be required: (i) to pay a special US addition to tax on certain distributions and gains on sale; and (ii) to pay tax on any gain from the sale of Ordinary Shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

Backup withholding and information reporting
Payments of dividends and other proceeds with respect to Ordinary Shares by a US paying agent or other US intermediary (or certain paying agent or intermediary that is controlled by US persons or who have income effectively connected with a trade or business in the US) will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to reportable payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to information reporting and therefore are not subject to backup withholding. Any backup withholding tax may be refunded or allowed as a credit against the US Holder's US federal income tax liability if the US Holder gives the appropriate information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

21 Working Capital

Micro Focus, in its opinion, believes that the Group has sufficient working capital, taking into account existing financing arrangements and its anticipated net proceeds from the Global Offer (assuming the offer price is set at the minimum of the range), for its present requirements, that is at least for the next 12 months from the date of these Listing Particulars.

22 Significant Change

There has been no significant change in the financial or trading position of the Operating Group since 31 January 2005, being the date to which the Accountants' Report on the Operating Company set out in Part VI has been prepared, except that the Operating Company paid a dividend of $10,000,000 on 3 March 2005.

There has been no significant change in the financial or trading position of the Company since 31 January 2005, being the date to which the Accountants' Report on the Company set out in Part VIII has been prepared.

23 Consents

(a) The auditors of the Company are PricewaterhouseCoopers LLP, whose address is 9 Greyfriars Road, Reading, Berkshire RG1 1JG. The reporting accountants of the Company are PricewaterhouseCoopers LLP, whose address is Abacus House, Castle Park, Cambridge CB3 0AH. PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in these Listing Particulars of its name, reports set out in Parts VI, VII, VIII, IX and X, and references to them in the form and context in which they appear and has authorised the contents of those parts of the listing particulars which comprise their reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

A written consent under the listing rules of the UK Listing Authority is different from a consent filed with the SEC under Section 7 of the Securities Act, which is applicable only to transactions involving securities registered under the Securities Act. As the offered securities have not been and will not be registered under the Securities Act, PricewaterhouseCoopers LLP has not filed a consent under Section 7 of the Securities Act.

(b) The Joint Global Co-ordinators have given and have not withdrawn their consent to the inclusion in these Listing Particulars of their name and references to them in the form and context in which they appear and have authorised the contents of their letter for the purposes of Regulations 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

24 General

(a) The costs and expenses of, and incidental to, the Global Offer including the cost of the application for listing, accountancy fees, the costs of printing and advertising the Global Offer, the fees and expenses of Lloyds TSB Registrars and the fees and commissions payable to the Joint Global Co-ordinators by the Company are estimated to amount to £13.5 million (US$25.7 million), assuming an Offer Price at the mid-point of the Price Range. Based on an Offer Price at the mid-point of the Price Range, the approximate net cash proceeds after the deduction of these costs of the Global Offer accruing to the Company are £52.5 million (US$99.3 million).

(b) If the Offer Price were to be set at 165 pence (being the mid-point of the Price Range), it would represent a premium of 155 pence over the nominal value of each Ordinary Share offered under the Global Offer.

(c) The financial information contained in these Listing Particulars does not comprise the statutory accounts of any company within the meaning of section 240 of the Companies Act. For the nine months ended 30 April 2002, each of the years ended 30 April 2003 and 2004 and the nine months ended 31 January 2005, the financial statements of the Company were audited by PricewaterhouseCoopers LLP. All such financial statements received unqualified audit opinions and did not contain a statement under section 237(2) or (3) of the Act or its equivalent.

(e) There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

25 Documents Available for Inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days from the date of publication of these Listing Particulars at the offices of Linklaters at One Silk Street, London EC2Y 8HQ:

(a) the existing memorandum and articles of association of the Company and the Articles to be adopted by the Company on Admission;

(b) the Accountants' Reports set out in Parts VI, VII, VIII, IX, X and XI of these Listing Particulars;

(c) the Directors' service agreements and letters of appointment referred to in paragraph 9 above;

(d) the material contracts referred to in paragraph 13 above;

(e) the consent letters referred to in paragraph 23 above;

(f) these Listing Particulars;

(g) the rules of the following employee share schemes:

 (i) Micro Focus International Limited 2001 Share Purchase and Option Plan

 (ii) Micro Focus International plc Incentive Plan 2005

(i) the report entitled "Market Analysis - Worldwide Application Development and Deployment 2004 - 2008 Forecast and 2003 Vender Shares", IDC 31994, published by IDC in October 2004; and

(j) the report entitled "Market Analysis - Worldwide Web Services Software 2004 - 2008 Forecast: Cautious Adoption Continues," IDC 31079, published by IDC in April 2004.

29 April 2005

Definitions

The following definitions apply throughout these Listing Particulars unless the context requires otherwise:

ABN AMRO Rothschild	the unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and N M Rothschild & Sons Limited
Accountants' Report	the financial reports relating to the Group, including the related notes thereto, set out in Parts VI, VII, VIII, IX, X and XI
Adjusted EBITDA	equivalent to operating profit before depreciation, amortisation and share-based compensation payments adjusted to account for the occurrence of non-recurring costs relating to the management fees paid to the current ultimate parent, redundancy and restructuring costs and other non-recurring costs
Admission	the admission to the Official List of the Ordinary Shares
APB	Accounting Principles Board
Articles	the new articles of association of the Company which will be in force from Admission
Board or Board of Directors	the board of directors of the Company
Bookrunners	UBS and Goldman Sachs International
Chairman	as at the date of these Listing Particulars, Kevin Loosemore
Co-Managers	JPMorgan Cazenove and ABN AMRO Rothschild
Combined Code	the principles of good governance and code of best practice prepared by the Committee on Corporate Governance, chaired by Sir Roland Hempel, published in June 1998, as amended in July 2003 as a result of the Higgs Report on the role and effectiveness on non-executive directors and the Smith Report on company audit committees, and appended to but not forming part of, the Listing Rules
Companies Act	the Companies Act 1985, as amended
Company or Micro Focus	except as otherwise herein stated, Micro Focus International plc
CREST	the system for the paperless settlement of trades in listed securities, of which CRESTCo. Limited is the operator
DB Zwirn	DB Zwirn Special Opportunities Fund and any other party to whom a lender under the loan document assigns any part of their commitment
the Demerger	the acquisition of the assets and liabilities and the related trade from MERANT on 10 August 2001
Director	a director of the Company
EBITDA	equivalent to operating profit before depreciation and amortisation
EDS	Electronic Data Systems Corporation
Exchange Act	the US Securities Exchange Act of 1934
Existing Ordinary Shares	except where the context otherwise requires the Ordinary Shares to be sold by the Selling Shareholders

FRS	Financial Reporting Standard
GGC Administration	GGC Administration LLC
Global Offer	the offer of New Ordinary Shares and Existing Ordinary Shares to investors described in these Listing Particulars the terms and conditions governing which are set out in Part XIII
Golden Gate	Golden Gate Capital and Golden Gate Funds
Golden Gate Funds	CCG Investments (BVI), LP, CCG Associates—QP, LLC, CCG GP Fund, LLC, CCG Investment Fund—AI, LP, CCG Associates—AI, LLC, CGG AV, LLC—Series A and CCG GP IRA Fund LLC
Golden Gate Group	Golden Gate, the Golden Gate Funds and their associates (as that term is defined in paragraph 3.13 of the Listing Rules)
Group	the Company and its subsidiaries
IAS	International Accounting Standards, as adopted for use in the EU
IDC	International Data Corporation
IFRS	International Financial Reporting Standards, expected to be applicable, insofar as this is currently known, to comparative information prepared for the inclusion in the first financial statements of the Group prepared in accordance with accounting standards, as adopted for use in the EU
Joint Global Co-ordinators	UBS and Goldman Sachs International
JPMorgan Cazenove	JPMorgan Cazenove Limited
Lawson	Lawson Software, Inc.
Listing Particulars	this document
Listing Rules	the listing rules of the UK Listing Authority, made under Part VI of the Financial Services and Markets Act 2000
London Stock Exchange	London Stock Exchange plc
MERANT	MERANT plc
MFGH	Micro Focus Group Holdings
MFIHL	Micro Focus International Holdings Limited
MFIL	Micro Focus International Limited
MFIP	Micro Focus IP Limited
MFL	Micro Focus Limited
MF (US)	Micro Focus (US), Inc.
Microsoft	Microsoft Corporation
MISYS	MISYS Physician Systems, LLC
MMA	Mainframe Migration Alliance
MTC	Migration Transformation Consortium

New Ordinary Shares	new Ordinary Shares to be issued by the Company under the Global Offer
New Plan	the Micro Focus International plc Incentive Plan 2005
NIC	National Insurance Contributions
Offer Price	the price at which each New Ordinary Share is to be issued and each Existing Ordinary Share is to be sold under the Global Offer
Offer Shares	Ordinary Shares being offered by the Company and the Selling Shareholders
Official List	the official list of the UK Listing Authority
Operating Company	Micro Focus International Limited
Operating Group	Micro Focus International Limited and its subsidiaries
Ordinary Shares	Ordinary Shares of 10 pence each in the capital of the Company which includes both New Ordinary Shares and Existing Ordinary Shares
Over-allotment Option	the Over-allotment Option to be set out in the Underwriting Agreement and described in paragraph 12 in "Part XIV — Additional Information"
Over-allotment Shareholders	shareholders who have granted the Over-allotment Option as set out in the Underwriting Agreement and described in paragraph 12 in "Part XIV — Additional Information"
Parallax Capital	Parallax Capital Partners LLC
Price Range	the range of prices set out in these Listing Particulars within which the Offer Price is expected to be set (although the Offer Price may be set outside this range), as described in "Part XIV — Additional Information"
qualified institutional buyer or QIB	has the meaning as defined in Rule 144A under the Securities Act
Registrars	Lloyds TSB Registrars
Relationship Agreement	Agreement regulating the relationship between the Company and Golden Gate
Rule 144A	Rule 144A under the Securities Act
SEC	the US Securities and Exchange Commission
Securities Act	the US Securities Act of 1933
Selling Shareholders	those shareholders who, pursuant to the Underwriting Agreement, will agree to sell Ordinary Shares in the Global Offer
SFAS	Statement of Financial Accounting Standard
Share Exchange	means the share-for-share exchange between the Company and the shareholders of Micro Focus International Limited, which will take place prior to and conditional upon Admission, as more particularly described in paragraph 4 of "Part XIV — Additional Information"

shareholder	a holder of Ordinary Shares
Sponsors	UBS and Goldman Sachs International
total contract value	equivalent to the licence fee and maintenance fee revenue to be generated by a contract over its term, including maintenance fee revenues which are deferred for accounting purposes
UBS or UBS Investment Bank	UBS Limited
UK GAAP	generally accepted accounting principles in the United Kingdom
UK Listing Authority	the Financial Services Authority, in its capacity as the competent authority under the Financial Services and Markets Act 2000 for admission of securities to the Official List
Underwriters	the Joint Global Co-ordinators and J. P. Morgan Securities Ltd. and ABN AMRO Rothschild
Underwriting Agreement	the Underwriting Agreement to be entered into among, *inter alia*, the Company, the Directors, the Underwriters and the Selling Shareholders
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
US GAAP	generally accepted accounting principles in the United States
VSOE	vendor specific objective evidence
Wells Fargo Foothill or Wells Fargo	Wells Fargo Foothill, Inc.
Windows	Microsoft Windows

Glossary

The following explanations of terms commonly used in the information technology industry are provided herein to aid in the understanding of Micro Focus' business:

application
: a program or group of programs designed for End-Users. Applications software (also known as "End-User programs") includes database programs, word processors, and spreadsheets whereas systems software consists of low-level programs that interact with the computer at a very basic level

architecture
: the design of a computer system; it sets the standard for all devices that connect to it and all the software that runs on it; it is based on the type of programs that will run (e.g., business, scientific) and the number of them run concurrently; a system's Architecture will specify how much memory is needed and how it is managed (e.g., memory protection, virtual memory, virtual machine)

an "open" architecture allows a system to be connected easily to devices and programs made by other manufacturers; open architectures use off-the-shelf components and conform to approved standards; a system with a "closed" architecture, on the other hand, is one whose design is proprietary, making it difficult to connect the system to other systems; architectures include, for example, .NET, J2EE and XML

batch processing
: see Transaction Processing

bit
: short for "binary digit"; the smallest unit of information on a computer; computers are often classified by the number of bits they can process at one time or by the number of bits they use to represent addresses; for example, classifying a computer as 32-bit might mean that its data registers are 32-bits wide or that it uses 32-bits to identify each address in its memory

COBOL
: acronym for Common Business Oriented Language; COBOL is the second-oldest high-level programming language; it is particularly popular for business applications that run on large computers

code
: written computer instructions

computer system
: Computer System refers to the hardware and software components that run a computer or computers

debug
: to find and remove errors (also known as "bugs") from applications software. Bugs occur in programs when a line of code or other basic instruction conflicts with other elements of the code

deploy
: to install, test and implement a computer system or application; the term can be used to refer to any installation and testing, such as setting up a new network in an enterprise or implementing a new application over a distributed computing network

end-user	any individual who runs an application on a computer
environment	the state of a computer, usually determined by the programs running and basic hardware and software characteristics; for example, "running a program in a UNIX environment" means running a program on a computer that uses the UNIX operating system
execute	see Run
legacy application	an application in which a company or organisation has invested considerable time and money; typically, Legacy Applications are database management systems; it is important that new software products have the ability to work with Legacy Applications, or at least be able to import data from them
mainframe	a very large computer capable of supporting hundreds, or even thousands, of users simultaneously
middleware	software that connects two otherwise separate applications; there are a number of middleware products that link database systems to web servers; examples include MQ Series and CICS Transaction Gateway; this allows users to request data from the database using forms displayed on a web browser, and it in turn enables the web server to return dynamic web pages based on the user's requests and profile
migration	a change from one hardware or software technology to another
MIPS	acronym for "million instructions per second"; an old measure of a computer's speed and power, MIPS measures the approximate number of machine instructions that a computer system can execute in one second
network	a group of two or more computer systems linked together
open source	software that is created by a development community rather than a single provider; typically programmed by volunteers from many organisations, the source code of open source software is free and available to anyone who would like to use it or modify it for their own purposes; this allows an organisation to add a feature itself rather than hope that the vendor of a proprietary product will implement its suggestion in a subsequent release
operating system	see Platform
platform	the underlying hardware or software for a system defining a standard around which a computer system can be developed; the term is often used as a synonym of operating system. Examples of contemporary platforms include Windows, UNIX and Linux
program	an organised list of instructions that, when executed, cause a computer system to behave in a predetermined manner; there are many programming languages, including C, C++, Pascal, BASIC, FORTRAN, COBOL, and LISP
run	to execute a program, or to operate; for example, a device that is running is one that is turned on and operating properly

service-oriented architecture	an architecture in which all functions, or services, are defined using a description language and have invocable interfaces that can be called to perform business processes; the infrastructure components that determine the communication system do not affect these interfaces. Interfaces are platform-independent, so a client can use the service from any device using any operating system in any language
systems integrator	an individual or company that specialises in building complete computer systems by putting together components from different sources systems integrators typically do not produce any original code but do enable users to use off-the-shelf hardware and software packages to meet their computing needs; examples of Systems Integrators include Accenture, CSC and EDS
transaction processing	a type of computer processing in which the computer responds immediately to user's requests; each request is considered to be a transaction; the opposite of transaction processing is batch processing, in which a batch of requests is stored and then executed all at the same time; transaction processing requires interaction with a user, whereas batch processing can take place without a user being present
user	any individual who uses a computer
web services	used primarily as a means for businesses to communicate with each other and with clients, web services allow organisations to communicate data without detailed knowledge of or contact with each other's information technology systems

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Printed by RR Donnelley, 25356





Legacy technology assets are difficult to integrate with one another or with other technologies and lack the flexibility needed to adapt to changing business requirements. In addition, their maintenance has represented a significant fixed cost and many organizations are now looking to re-use rather than replace their legacy assets.

Micro Focus innovative software enables its customers to continue to use and extract value from investments in existing information technology infrastructure (i.e., "legacy" assets), including people and processes.

Micro Focus Leverage and Extend solution is designed to increase the productivity of application developers by permitting those developers to use a Windows-based environment to efficiently manage and automate large, complex programming tasks.

By using the internet and contemporary architectures, this solution also allows Micro Focus customers to provide new internal and external user communities with access to critical legacy applications and services residing on older platforms.

Micro Focus Lift and Shift solution allows organisations to migrate legacy applications by providing a mainframe compatible environment on Windows, UNIX and Linux.


MICRO®
FOCUS


MICRO
FOCUS

United Kingdom
The Lawn
22-23 Old Bath Road
Newbury, Berkshire
UK, RG14 1QN
Tel: +44 (0)1635 32646
Fax: +44 (0)1635 33966

United States
9420 Key West Avenue
Rockville MD 20850
USA
Tel: +(1) 800 872 6265
Tel: +(1) 301 838 5000
Fax: +(1) 301 838 5432



Supplementary Listing Particulars



Micro Focus – Unlocking the Value of Legacy™

Joint Global Co-ordinators,
Financial Advisers and Bookrunners
UBS Investment Bank
Goldman Sachs International

Co-Lead Managers
JPMorgan Cazenove
ABN AMRO Rothschild



Micro Focus – Unlocking the Value of Legacy™

Micro Focus is a leading provider of legacy development and deployment software for enterprise platforms. Micro Focus enables organisations to reduce costs and increase agility and reduce risk by reusing their legacy applications with contemporary architectures and Web services.



Micro Focus markets two solutions that allow its customers to extract and enhance their legacy assets – Leverage and Extend™ and Lift and Shift™.

Leverage existing information technology assets by allowing developers to use existing skills and code within a Windows-based environment to manage all aspects of legacy application development, thereby significantly improving developer productivity, as well as reducing risks relating to application quality and unavailability;

Extend legacy applications delivering core business services into new business processes using service oriented architectures and Web services frameworks quickly and easily; and

Lift legacy applications off mainframes and **shift** them to contemporary platforms for development and deployment in a more cost- and time-efficient manner rather than alternatives such as rewriting the application or using a packaged application on the new platform, replacing the existing application in its entirety.

A copy of this document, which comprises Supplementary Listing Particulars relating to Micro Focus International plc ("Micro Focus" or the "Company") prepared in accordance with the Listing Rules made under Part VI of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that Act. These Supplementary Listing Particulars consist of the text of the Price Range Listing Particulars, updated to take account of the determination of the Offer Price, the number of New Ordinary Shares to be issued in the Global Offer, the number of Existing Ordinary Shares to be sold by each of the Selling Shareholders solely pursuant to the Over-allotment Option, and certain other matters as described herein. The text has also been updated to take account of the supplementary listing particulars dated 6 May 2005, containing a turnover estimate by the Company for the Group for the year ended 30 April 2005. Save in relation to the inclusion of the Offer Price, the number of New Ordinary Shares to be issued in the Global Offer, the number of Existing Ordinary Shares to be sold by each of the Selling Shareholders solely pursuant to the Over-allotment Option (if exercised), and certain other related matters, there has been no significant change affecting any matter contained in the Price Range Listing Particulars, and no other significant new matter has arisen since publication of the Price Range Listing Particulars. A summary of all the amendments made to the Price Range Listing Particulars is set out in the Schedule of Amendments at the back of this document.

Application has been made to the UK Listing Authority for all of the Ordinary Shares of the Company to be admitted to the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on its market for listed securities. In the Global Offer, assuming completion of the Share Exchange, 51,069,602 New Ordinary Shares are being offered by the Company and the Selling Shareholders are selling 7,660,440 Existing Ordinary Shares solely pursuant to the Over-allotment Option (assuming exercise of the Over-allotment Option in full). It is expected that admission of the Ordinary Shares to the Official List will become effective, and that dealings in the Ordinary Shares will commence, at 8:00 a.m. on 17 May 2005. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned.

The Directors of the Company, whose names appear on page 10 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

FOR A DISCUSSION OF RISKS AND FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE ORDINARY SHARES, PLEASE SEE "PART I — RISK FACTORS" BEGINNING ON PAGE 20 OF THIS DOCUMENT.


MICRO
FOCUS

Micro Focus International plc

(Incorporated under the Companies Act 1985 and registered in England and Wales with Registered No. 5134647)

Supplementary Listing Particulars

Global Offer of 58,730,042 Ordinary Shares of 10 pence each at a price of 130 pence per Ordinary Share and admission to the Official List and trading on the London Stock Exchange

Joint Global Co-ordinators, Bookrunners and Sponsors

UBS Investment Bank **Goldman Sachs International**

Co-Lead Managers

JPMorgan Cazenove **ABN AMRO Rothschild**

Share capital immediately following Admission assuming completion of the Share Exchange:

Authorised			Issued	
Number	Amount		Number	Amount
2,500,000,000	£250,000,000	Ordinary Shares of 10 pence each	199,349,870	£19,934,987

No Ordinary Shares have been marketed to, nor are available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with Admission. This document does not constitute an offer or invitation to any such person to subscribe for or purchase any securities in the Company.

In connection with the Global Offer, Goldman Sachs International, as stabilising manager, may over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares or other securities of the Company at a level higher than that which might otherwise prevail for a limited time after the issue date. However, there is no obligation on Goldman Sachs International to do this. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Goldman Sachs International does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

The New Ordinary Shares to be issued pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with each other and with all Existing Ordinary Shares and will rank in full for all dividends and other distributions thereafter declared, made or paid in respect of the Ordinary Shares. The Global Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of paragraph 6 of the Public Offers of Securities Regulations 1995 or paragraph 1 of Schedule 11 to the Financial Services and Markets Act 2000. No action has been taken to permit a public offering of the Ordinary Shares.

The Joint Global Co-ordinators are acting for the Company and no one else in connection with the Global Offer. They will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Global Offer.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The Company will comply with its obligations to publish supplementary Listing Particulars containing further updated information required by law or by any regulatory authority but assumes no further obligations to publish additional information.

The Ordinary Shares offered in the Global Offer have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States or under the applicable securities laws of Australia or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered or sold within the United States, Australia or Japan or to or for the account or benefit of any national, resident or citizen of Australia or Japan. The Ordinary Shares may be offered and sold within the United States only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of section 5 of the Securities Act provided by Rule 144A. Ordinary Shares are being offered and sold outside the United States in accordance with Regulation S under the Securities Act. For a description of these and certain further restrictions on offers, sales and transfers of the Ordinary Shares and the distribution of this document, please see "Part XIV — Additional Information".

This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any Ordinary Shares to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Ordinary Shares have not been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority nor have such authorities passed upon or endorsed the merits of the offering of the Ordinary Shares or the accuracy or adequacy of these Supplementary Listing Particulars. Any representation to the contrary is a criminal offence in the United States.

The offering of Ordinary Shares in the United States will be made by the respective affiliates of the Joint Global Co-ordinators who are broker-dealers registered under the Exchange Act to qualified institutional buyers in reliance upon Rule 144A under the Securities Act, or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Ordinary Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in paragraphs 17 and 18 of "Part XIV — Additional Information".

The contents of these Supplementary Listing Particulars are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

Notice To New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice to Canadian Investors

The Ordinary Shares have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Ordinary Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to "Part XIV — Additional Information" of these Supplementary Listing Particulars and Ontario purchasers in particular should refer to the subsection entitled "Statutory rights of action (Ontario purchasers)". The Offer Price, financial statements and certain other financial information are disclosed in pounds sterling. On 10 May 2005, being the latest practicable date prior to the publication of this document, £1.00:Cdn$2.3293, based on the Bank of Canada noon exchange rate.

Allocations and Pricing

The Joint Global Co-ordinators have determined the investors that can participate in the Global Offer and allocations of Ordinary Shares in the Global Offer (following consultation with the Company, Golden Gate and Parallax Capital). All Ordinary Shares issued or sold pursuant to the Global Offer will be issued or sold at the Offer Price.

Market Growth and Industry Data

Information or other statements presented in these Supplementary Listing Particulars regarding market growth, market size, development of the market and other industry data pertaining to the information technology services market and the Company's business consist of estimates based on data and reports compiled by industry professionals, organisations, analysts or the Company's knowledge of its sales and markets.

The Directors take responsibility for compiling and extracting, but have not independently verified, market data provided by third parties or industry or general publications, although they consider such data and publications to be reliable.

Information regarding the size of the market in which Micro Focus considers itself to operate has been extracted from reports published by IDC. Information regarding the size of the market for application development software is contained in Table 12 of "Market Analysis - Worldwide Application Development and Deployment 2004-2008 Forecast and 2003 Vendor Shares", IDC 31994, published by IDC in October 2004. Information regarding the size of the market for application deployment software is contained in Table 14 of that report. Information regarding the worldwide web services software market is contained in Table 2 of "Market Analysis - Worldwide Web Services Software 2004-2008 Forecast: Cautious Adoption Continues", IDC 31079 published by IDC in April 2004.

Available Information

For so long as any of the Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, Micro Focus will, during any period in which it is not subject to section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of an Ordinary Share, or to any prospective purchaser of an Ordinary Share designated by such holder, beneficial owner or prospective purchaser, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Forward-Looking Statements

Certain statements contained in these Supplementary Listing Particulars, including those under the captions "Key Information", "Business of Micro Focus", "Operating and Financial Review and Prospects" and "Risk Factors" constitute "forward-looking statements". All statements other than statements of historical facts included in these Supplementary Listing Particulars, including, without limitation, those regarding the Company's financial condition, business strategy, plans and objectives, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Such risks, uncertainties and other factors include, among others: the level of expenditure committed to development and deployment applications by organisations; the level of deployment-related turnover expected by the Company; the degree to which organisations adopt web-enabled services; the rate at which large organisations migrate applications from the mainframe environment and the development of the Lift & Shift market; the continued use and necessity of the mainframe for business critical applications; the degree of competition faced by Micro Focus; growth in the information technology services market; general economic and business conditions, particularly in the United States; changes in technology and competition; and the Company's ability to attract and retain qualified personnel. These forward-looking statements speak only as at the date of these Supplementary Listing Particulars. Except as required by the UK Listing Authority, the London Stock Exchange or by law, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Currency and Financial Presentation

Unless otherwise indicated, all references in these Supplementary Listing Particulars to "pounds sterling", "£" or "p" are to the lawful currency of the United Kingdom and references to "US dollars", "US$", or "$" are to the lawful currency of the United States, references to "euro" and "€" are to the lawful currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time, references to "yen" are to the lawful currency of Japan and references to "Cdn$" are to the lawful currency of Canada. The Company prepares its financial statements in US dollars. For historical exchange rate information pertaining to US dollars, pound sterling and euros, please see "Part XIV — Additional Information" of these Supplementary Listing Particulars.

Unless otherwise indicated, financial information in these Supplementary Listing Particulars has been prepared in accordance with UK GAAP, with the exception of the Accountants' Reports under IFRS in Parts VII and IX, which differ in certain respects from US GAAP. For a reconciliation between UK GAAP and IFRS, see note 28 to the Accountants' Report under IFRS included in Part VII of these Supplementary Listing Particulars . For a discussion of certain differences between UK GAAP and US GAAP and IFRS and US GAAP relevant to Micro Focus, please see "Part XII — Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP" of these Supplementary Listing Particulars.

The opinion on the Special Purpose Restated Consolidated Financial Information included in "Part VII — Accountants' Report under IFRS" and the opinion on the Special Purpose Restated Financial Information included in "Part IX — Accountants' Report under IFRS for Micro Focus International plc" are included in these Supplementary Listing Particulars to voluntarily provide financial information that is substantially consistent with the Listing Rules of the United Kingdom Listing Authority, which come into effect on 1 July 2005. The audits of this information were performed using standards issued by the Auditing Practices Board in the United Kingdom. None of the financial information in this document, including the Special Purpose Restated Consolidated Financial Information and the Special Purpose Restated Financial Information, has been audited in accordance with auditing standards generally accepted in the United States of America ("US GAAS") or auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). US GAAS and the auditing standards of the PCAOB do not provide for the expression of an opinion on accounting standards which have not been finalised and are still subject to modification, as is the case with accounting standards as adopted for use in the EU and included in "Part VII — Accountants' Report under IFRS" and the opinion on the Special Purpose Restated Financial Information included in "Part IX — Accountants' Report under IFRS for Micro Focus International plc". Accordingly, it would not be possible to express an opinion on either the Special Purpose Restated Consolidated Financial Information or the Special Purpose Restated Financial Information under US GAAS or the auditing standards of the PCAOB. In addition, there could be other differences between the auditing standards issued by the Auditing Practices Board in the United Kingdom and those required by US GAAS or the auditing standards of the PCAOB. Potential investors should consult their own professional advisors to gain an understanding of the Special Purpose Restated Consolidated Financial Information contained herein and the Special Purpose Restated Financial Information and the implications of differences between the auditing standards noted herein.

The Special Purpose Restated Consolidated Financial Information prepared in accordance with IFRS, which appears in "Part VII — Accountants' Report under IFRS" of these Supplementary Listing Particulars, has been presented solely for the nine months ended 31 January 2005.

Percentages in tables have been rounded and accordingly may not total 100 per cent. when aggregated. In addition, certain financial data has been rounded to one decimal place. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

EBITDA and Adjusted EBITDA: Non-GAAP Measures

The financial information included in these Supplementary Listing Particulars is not intended to comply with SEC reporting requirements. Compliance with such requirements would require the modification or exclusion of certain financial measures, including EBITDA, Adjusted EBITDA, EBITDA or Adjusted EBITDA ratios and pro forma data and the presentation of certain other information not included herein.

EBITDA, Adjusted EBITDA, EBITDA and Adjusted EBITDA ratios and certain other items included herein are non-GAAP measures and prospective investors should not consider such items as alternatives to the applicable GAAP measures. In particular, prospective investors should not consider EBITDA or Adjusted EBITDA as a measurement of financial performance or liquidity under UK GAAP, as an alternative to profit or loss for the financial period, operating profit or loss or any other performance measures derived in accordance with UK GAAP. Micro Focus has included these measures because its management believes they are important indicators of the underlying historical performance of the Operating Group.

EBITDA is equivalent to operating profit plus depreciation of tangible fixed assets and amortisation of intangible assets. Adjusted EBITDA is equivalent to operating profit plus depreciation of tangible fixed assets, amortisation of intangible assets plus share-based compensation charges and non-recurring costs relating to management fees paid to the current ultimate parent, redundancies and other restructuring costs. EBITDA and Adjusted EBITDA have limitations as analytical tools and prospective investors should not consider them in isolation from, or as substitutes for, analysis of Micro Focus' results of operations, including its cash flows, as reported under UK GAAP. Some of the limitations of EBITDA and Adjusted EBITDA as measures are as follows:

- they do not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;
- they do not reflect changes in, or cash requirements for, working capital needs;
- they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt;
- although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often have to be replaced in the future, and EBITDA and Adjusted EBITDA measures do not reflect any cash requirements for such replacements;
- although share-based compensation charges are non-cash charges, these charges represent recognition of costs of employee services, and may have a volatile effect on operating profit and accumulated loss for the period;
- non-recurring costs are cash charges, and although infrequently occurring will often have to be incurred as part of operations, Adjusted EBITDA measures do not reflect any cash requirements for such expenses; and
- other companies in the industry may calculate these measures differently, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and/or Adjusted EBITDA should not be considered as measures of discretionary cash available to Micro Focus to invest in the growth of its business. These limitations are compensated by relying primarily on UK GAAP results and using EBITDA and Adjusted EBITDA measures only supplementally.

Enforcement of Civil Liabilities

The Company is a public limited company incorporated under English law. Some of the Directors are not residents of the United States and a substantial portion of the assets of Micro Focus and such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or the Directors or to enforce judgments against them in US courts, including those predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England.

No Incorporation of Micro Focus' Website

The contents of Micro Focus' website, including any information which is available via hyperlinkage, do not form part of these Supplementary Listing Particulars.

Table of Contents

Global Offer Statistics

Offer Price	130p
Number of New Ordinary Shares being offered in the Global Offer[1]	51,069,602
Number of Existing Ordinary Shares subject to Over-allotment Option[2]	7,660,440
Number of Ordinary Shares in issue immediately following the Global Offer[1]	199,349,870
Net proceeds of the Global Offer receivable by the Company[1][3]	£52.7 million (US$99.3 million)
Equity market capitalisation of the Company[3]	£259.2 million (US$487.9 million)

Notes:

[1] *The Company will issue 51,069,602 New Ordinary Shares and anticipates raising approximately £66.4 million (US$125.0 million) before deduction of any commissions, and estimated fees or expenses. The net proceeds to the Company are stated after deduction of the underwriting commissions and other estimated fees and expenses of the Global Offer payable by the Company, expected to be £13.7 million (US$25.7 million). The Company will not receive any of the net proceeds from the sale of the Existing Ordinary Shares in the Global Offer.*

[2] *Assuming the completion of the Share Exchange.*

[3] *Based on an exchange rate of US$1.00:£0.5311, which was equivalent to the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on 10 May 2005.*

Expected Timetable of Principal Events

Commencement of conditional dealings	12 May 2005
Admission and commencement of unconditional dealings	8:00 a.m. on 17 May 2005
Crediting of Ordinary Shares to CREST accounts	17 May 2005
Where applicable, definitive share certificates available for despatch from or as soon as practicable after	17 May 2005

Each of the times and dates in the above timetable is subject to change. All times are London times unless stated otherwise.

Directors, Secretary, Registered Office and Advisers

Directors	Kevin Loosemore (Non-Executive Chairman) Anthony Hill (Executive Director and Chief Executive Officer) Richard Lloyd (Executive Director and Chief Financial Officer) David Dominik (Non-Executive Director) Prescott Ashe (Non-Executive Director) David Maloney (Non-Executive Director)
Company Secretary	Jane Smithard
Registered and Head Office	The Lawn 22-30 Old Bath Road Newbury Berkshire RG14 1QN United Kingdom
Joint Global Co-ordinators, Bookrunners and Sponsors	UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP United Kingdom Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom
Co-Lead Managers	JPMorgan Cazenove 20 Moorgate London EC2R 6DA United Kingdom ABN AMRO Rothschild 250 Bishopsgate London EC2M 4AA United Kingdom
Legal Advisers to the Company as to English and US law	Linklaters One Silk Street London EC2Y 8HQ United Kingdom
Legal Advisers to the Joint Global Co-ordinators, Bookrunners and Sponsors as to English and US law	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS United Kingdom
Auditors	PricewaterhouseCoopers LLP 9 Greyfriars Road Reading Berkshire RG1 1JG United Kingdom
Reporting Accountants	PricewaterhouseCoopers LLP Abacus House Castle Park Cambridge CB3 0AH United Kingdom
Principal Bankers	Wells Fargo Foothill, Inc. 2450 Colorado Avenue Suite 3000 West Santa Monica, California 96404 United States
Registrars	Lloyds TSB Registrar Princess House 1 Suffolk Street London EC4R 0AX United Kingdom

Key Information

The following information is derived from, and should be read in conjunction with, the full text of these Supplementary Listing Particulars . This summary may not contain all the information that is important to investors or that investors should consider before subscribing for Ordinary Shares. Investors should read the full text of this document and not just rely on the summary financial information contained in this "Key Information" section. Investors should pay particular attention to the risk factors set out in "Part I — Risk Factors" on pages 20 to 28 of these Supplementary Listing Particulars.

1 Summary of Micro Focus International plc

Micro Focus is a leading provider of legacy development and deployment software with nearly 30 years of experience and well in excess of one million licensed users and software used by over 70 companies within the 2004 Fortune "Global 100". Micro Focus' innovative software enables its customers to continue to use and extract value from investments in existing information technology infrastructure (i.e. "legacy" assets), including people and processes. By exploiting the latest technologies and leveraging the strength of its partners worldwide, Micro Focus' software enable its customers to improve the productivity of application developers, take advantage of web services and migrate existing applications from older platforms, such as the mainframe, to contemporary platforms, such as Windows. As a result, Micro Focus' customers are able to reduce the cost of their information technology operations and improve the flexibility of their businesses, while managing the risks associated with legacy development and deployment.

Micro Focus' management believes that the market for application development and deployment is substantial and growing. According to an IDC October 2004 report, the market for application development software was worth approximately US$5.6 billion as measured in software revenue in 2003 and is expected to grow to approximately US$7.7 billion in 2008, representing a compound annual growth rate of 6.8 per cent. Within that market, the markets for application development software on Windows, UNIX and Linux platforms are growing at rates of 9.8 per cent., 3.6 per cent. and 52.0 per cent., respectively.

In addition, according to IDC, the market for application deployment software was worth approximately US$7.0 billion in 2003 and is expected to grow to approximately US$8.7 billion in 2008, representing a compound annual growth rate of 4.3 per cent. Within that market, the markets for application deployment software on Windows, UNIX and Linux platforms are growing at rates of 11.0 per cent., (0.6) per cent. and 34.0 per cent., respectively.

Micro Focus markets two solutions that allow organisations to unlock the value of their legacy assets — Leverage & Extend and Lift & Shift. Micro Focus' core Leverage & Extend solution is designed to increase the productivity of application developers and allow customers to provide new internal and external user communities with access to critical legacy applications and services residing on older platforms. Micro Focus' more recent Lift & Shift solution allows its customers to migrate legacy applications by providing a mainframe compatible environment on Windows, UNIX and Linux.

The Leverage & Extend and Lift & Shift solutions can be implemented across a broad range of technologies and, as they are complementary, may be implemented individually or in combination with each other. Micro Focus' solutions enable organisations to extract value from core legacy assets in a way that is evolutionary (as opposed to wholesale replacement), cost-effective and proven.

Micro Focus targets three types of main customers:

- *Direct customers*, such as Mellon Financial Corporation and Wachovia Bank, NA, pay software licence and maintenance fees directly to Micro Focus and use Micro Focus' software to maintain and operate core legacy business applications on contemporary platforms.
- *Indirect customers* purchase Micro Focus' software and pay software licence and maintenance fees through packaged application providers or systems integrators. Packaged application providers, such

as Lawson and MISYS, embed Micro Focus' software within their packaged applications, enabling those applications to be delivered across a broad range of contemporary platforms and architectures. Systems integrators, such as Accenture, CSC and EDS, use Micro Focus' software to design and implement large, complex legacy development and deployment projects and to provide the technological foundation for the ongoing use of those applications once the modernisation project is complete.

- *Resellers* sell Micro Focus' products in geographic areas where Micro Focus does not have a physical presence.

In addition, Micro Focus works with a variety of partners to expand its product development, marketing, sales and customer support capabilities. For example, in April 2004, Micro Focus teamed with Microsoft to create the Mainframe Migration Alliance, or MMA, to expand market awareness of mainframe migration.

Underlying Micro Focus' ability to deliver complementary and comprehensive legacy development and deployment solutions is its commitment to remain at the forefront of technology and product development. Micro Focus has made a significant investment in developing the technologies that support its Leverage & Extend and Lift & Shift solutions, and is dedicated to building upon its existing expertise to ensure that its software integrates the latest technologies and is capable of being implemented across a wide array of current and developing platforms and architectures.

Micro Focus believes that its key competitive strengths are:

- ***Deep Technical Knowledge Across a Broad and Growing Technology Spectrum.*** Micro Focus believes its deep technical understanding of both legacy and contemporary technologies provides it with an important competitive advantage.

- ***Established Track Record.*** Micro Focus has built its expertise over a period of nearly 30 years, during which it has demonstrated a track record of innovation in legacy development and deployment solutions. Micro Focus' software solutions currently have an installed base of well in excess of one million licensed users around the world.

- ***Large, Diversified Customer Base.*** Micro Focus' products are deeply integrated into its customers' core information technology systems, helping it to create and maintain long-term customer relationships. Micro Focus' customers are from multiple industry sectors, including financial services, insurance and government, from various countries around the globe and include over 70 companies within the 2004 Fortune "Global 100". In addition, Micro Focus does not have a high degree of customer concentration, as for the nine months ended 31 January 2005, Micro Focus' top 20 customers, excluding packaged application providers, represented 22.9 per cent. of total contract value for the period and no single customer accounted for more than 3.2 per cent. of total contract value for the period.

- ***Large Base of Stable Revenue.*** Due to the long-term nature of Micro Focus' customer relationships, it has a relatively stable stream of revenue from recurring maintenance fees as well as licence fees from packaged application providers. As a result, Micro Focus has achieved a high level of visibility with respect to its turnover during any given financial period.

- ***Experienced Management Team.*** Micro Focus' senior management team has more than 110 years combined experience in the software industry and an average tenure at Micro Focus or its predecessors in excess of 14 years. Micro Focus' employees have diverse backgrounds with comprehensive expertise in application, platform and software engineering technologies.

Micro Focus' objective is to be the leading provider of legacy development and deployment software worldwide. Key elements of Micro Focus' strategy include:

- ***Deepening Relationships With its Existing Customer Base.*** Micro Focus will continue to focus on taking advantage of the significant opportunity to leverage its relationships with its existing customers to promote its complementary Leverage & Extend and Lift & Shift solutions.

- *Continuing to Expand the Market for Mainframe Migration.* Micro Focus will continue to focus on increasing the market awareness for mainframe migration through a variety of marketing initiatives and by establishing alliances with large systems integrators and software and hardware vendors, including working with Microsoft and other members of the MMA.

- *Extending Leveraged Sales Channels.* Micro Focus plans to continue to expand its sales coverage through systems integrators, packaged applications providers and resellers in order to increase the proportion of its revenue represented by indirect sales.

- *Continuing to Develop Innovative Technology.* Micro Focus plans to continue to make significant investment in its products and research and development to expand the features and functionality of its product portfolio.

- *Selectively Pursuing Technology-Based Acquisitions.* Micro Focus will continue to examine strategic, incremental opportunities to acquire businesses with technologies that enhance, complement or expand its product offering and, hence, its customer base and market opportunity.

2 Summary Financial Information

The tables below set out a summary of selected key financial information for the Operating Group on a consolidated basis for the periods or dates indicated. The summary historical consolidated financial information for the Operating Group for the nine months ended and as at 30 April 2002, the financial years ended and as at 30 April 2003 and 2004 and the nine months ended and as at 31 January 2004 and 2005 is extracted without material adjustment from Micro Focus International Limited's Accountants' Report under UK GAAP included in Part VI of these Supplementary Listing Particulars and has been prepared in accordance with UK GAAP. The historical audited consolidated financial information for the Operating Group for the nine months ended and as at 30 April 2002 represents the first period of financial performance of Micro Focus International Limited following the Demerger.

Micro Focus' Accountants' Reports have been prepared in accordance with UK GAAP, with the exception of the Accountants' Reports under IFRS in Parts VII and IX, which differ in certain respects from US GAAP. For a discussion of certain differences between UK GAAP and US GAAP and IFRS and US GAAP as applicable to Micro Focus, please see "Part XII — Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP" of these Supplementary Listing Particulars.

The following summary financial information should be read in conjunction with "Part I — Risk Factors", "Part VI — Accountants' Report under UK GAAP" including the notes therein, and "Part V — Operating and Financial Review and Prospects" in these Supplementary Listing Particulars. Prospective investors should read the whole document and not just rely on the historical financial information below. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

Summary Profit and Loss Accounts

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005
	(US$'000)	(US$'000)		(US$'000)	
Turnover	78,910	114,913	126,268	91,735	110,484
Cost of sales	(5,981)	(8,061)	(8,279)	(6,302)	(4,622)
Gross profit	72,929	106,852	117,989	85,433	105,862
Selling and distribution costs	(26,175)	(34,581)	(39,697)	(29,411)	(34,611)
Research and development	(13,978)	(20,214)	(22,350)	(16,628)	(17,013)
Administrative expenses	(21,131)	(29,296)	(30,703)	(22,706)	(25,851)
Operating profit	11,645	22,761	25,239	16,688	28,387
Net interest payable	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)
Profit on ordinary activities before taxation	2,563	16,157	22,006	14,296	23,332
Tax on profit on ordinary activities	(5,093)	(5,650)	(7,771)	(5,051)	(8,424)
(Loss)/profit for the financial period	(2,530)	10,507	14,235	9,245	14,908
Dividends	—	(28,726)	(28,450)	(28,450)	(68,800)
Accumulated loss for the financial period	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
(Loss)/earnings per ordinary share					
— basic	(2.09)c	7.24c	9.78c	6.35c	10.18c
— diluted	(2.03)c	7.09c	9.49c	6.17c	9.96c
Earnings per ordinary share before goodwill amortisation					
— basic	0.24 c	9.84c	12.37c	8.30c	12.11c
— diluted	0.24 c	9.63c	12.00c	8.05c	11.85c

Other Financial Data

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005
	(US$'000)	(US$'000)		(US$'000)	
EBITDA is calculated as follows:					
Operating Profit, as reported under UK GAAP	11,645	22,761	25,239	16,688	28,387
Add back:					
Depreciation	1,485	1,869	1,849	1,406	1,512
Amortisation	2,826	3,769	3,769	2,826	2,826
Earnings before Interest, Taxation, Depreciation and Amortisation ("EBITDA")[1]	15,956	28,399	30,857	20,920	32,725
Adjusted EBITDA is calculated as follows:					
Operating Profit, as reported under UK GAAP	11,645	22,761	25,239	16,688	28,387
Add back:					
Depreciation	1,485	1,869	1,849	1,406	1,512
Amortisation	2,826	3,769	3,769	2,826	2,826
Share-based compensation payments	61	30	840	676	2,063
Non Recurring Costs:					
Management charges	900	1,200	1,200	900	900
Reorganisation costs	3,528	—	—	—	—
Redundancy costs	493	—	562	562	—
Other non-recurring costs		—	—	—	743
Adjusted EBITDA[1]	20,938	29,629	33,459	23,058	36,431

Note:

(1) EBITDA and Adjusted EBITDA are non-GAAP measures but are included because Micro Focus' management believes that they are important indicators of the underlying historical performance of the Operating Group. EBITDA and Adjusted EBITDA should not be considered as a substitute for operating profit, profit or loss for the financial period, cash flow or other profit and loss account or cash flow data computed in accordance with UK GAAP or as a measure of results of operations or liquidity. Because all companies do not calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. The underlying financial data used in the calculation of EBITDA and Adjusted EBITDA has been extracted without material adjustment from Micro Focus' Accountants' Report under UK GAAP included in Part VI of these Supplementary Listing Particulars.

Summary Balance Sheet

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	2004	Nine months ended 31 January 2004	2005
	(US$'000)	(US$'000)		(US$'000)	
Fixed assets	53,986	50,563	46,519	47,513	43,398
Current assets	69,203	54,840	68,655	58,800	80,125
Creditors — Amounts falling due within one year	(70,972)	(64,892)	(73,654)	(67,665)	(78,275)
Net current assets/(liabilities)	(1,769)	(10,052)	(4,999)	(8,865)	1,850
Total assets less current liabilities	52,217	40,511	41,520	38,648	45,248
Creditors — Amounts falling due after more than one year	(34,337)	(41,053)	(55,517)	(57,243)	(111,179)
Provisions for liabilities and charges	—	—	—	—	—
Net assets/(liabilities)	17,880	(542)	(13,997)	(18,595)	(65,931)
Total equity shareholders' funds (deficit)	17,880	(542)	(13,997)	(18,595)	(65,931)

3 Current Trading and Prospects

Current trading

Since 31 January 2005, the Operating Group's turnover and operating profit have been in line with the Board's expectations. The Operating Group has continued to show strong revenue growth over the comparable quarter ended 30 April 2004, with even stronger growth at the operating profit level (after taking into account expenses arising in connection with the Global Offer) as a result of the increased sales efficiency of working with its network of partners.

Turnover estimate

On the basis of preparation set out below, the Directors of Micro Focus estimate that for the financial year ended 30 April 2005 turnover for the Operating Group will be approximately US$150.6 million.

The estimated turnover for the financial year ended 30 April 2005 represents estimated growth of 19.3 per cent. over the audited turnover of US$126.3 million for the financial year ended 30 April 2004.

Basis of preparation

The Directors' estimate of turnover for the year ended 30 April 2005 is based on the audited turnover of US$110.5 million for the nine months ended 31 January 2005, as shown in "Part VI — Accountants' Report under UK GAAP" of these Supplementary Listing Particulars and the unaudited turnover of US$40.1 million shown in the accounting records of the Operating Company for the three months ended 30 April 2005. The estimate has been prepared in accordance with UK GAAP using the accounting policies of the Operating Group, described in "Part VI — Accountants' Report under UK GAAP" of these Supplementary Listing Particulars.

Financial and trading prospects of the Group

The Directors believe that the Group's financial and trading prospects remain favourable for the next financial year commencing May 2005, based on a strong sales pipeline, continuing growth in the degree of customer adoption of Micro Focus' "Lift & Shift" solution and improved sales efficiency.

4 Dividend Policy

Under English law, any payment of dividends would be subject to the Companies Act, which requires that all dividends be approved by the Board of Directors of Micro Focus and, in some cases, the shareholders. Moreover, under English law, Micro Focus may pay dividends on its Ordinary Shares only out of profits available for distribution determined in accordance with the Companies Act.

Under Cayman law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to MFIP Limited, a wholly-

owned subsidiary, during the year ended 30 April 2004. Subsequently, the Directors have considered the valuation of the intellectual property in proposing further dividends. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman law.

During the financial year ended 30 April 2004, Micro Focus paid $28.5 million in the form of dividends to its existing shareholders and, as of the date of these Supplementary Listing Particulars, Micro Focus has paid $78.8 million during the current financial year, including US$10.0 million paid during the fourth quarter ending 30 April 2005, in the form of dividends to its existing shareholders, as permitted under Cayman law. From the date of Admission, the Company will be subject to English law in respect of the payment of dividends.

The Board intends to adopt a progressive dividend policy, reflecting the long-term earnings and cash flow potential of Micro Focus, whilst targeting an initial level of dividend cover for the full financial year ending 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis.

Although Micro Focus has paid dividends in the past and, as stated above, intends to continue doing so in the future, there is no assurance that Micro Focus will declare and pay, or have the ability to declare and pay, any dividends on the Ordinary Shares in the future.

In addition, the payment of dividends historically should not be viewed as guidance for the level of dividends going forward.

5 Summary of the Global Offer

The aggregate number of Ordinary Shares available under the Global Offer will be 58,730,042 comprising an issue of 51,069,602 New Ordinary Shares by the Company and the sale of 7,660,440 Existing Ordinary Shares by the Selling Shareholders pursuant to the Over-allotment Option (assuming exercise of the Over-allotment Option in full). Under the Global Offer, all Offer Shares will be issued or sold at the Offer Price.

UBS Investment Bank and Goldman Sachs International are Joint Global Co-ordinators of the Global Offer.

The Global Offer is being made by way of an offering outside the United States to institutional investors in the United Kingdom and elsewhere in reliance on Regulation S and within the United States to persons reasonably believed to be QIBs in reliance on Rule 144A or another exemption from, or in a transaction not subject to, registration under the Securities Act.

Certain restrictions that apply to the distribution of this document and Ordinary Shares in jurisdictions outside the United Kingdom are described in paragraph 17 of "Part XIV — Additional Information" of these Supplementary Listing Particulars.

There can be no assurance that a regular trading market for Ordinary Shares will be sustained. The prices at which Ordinary Shares will be bought and sold on the public market after the Global Offer may be lower than the Offer Price.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 17 May 2005. These times and dates may be changed.

The SEDOL code for the Ordinary Shares will be B079W58 and the ISIN code will be GB00B079W581.

6 Capital Restructuring

Historically, Micro Focus International Limited has been the holding company of the Group.

It is intended that, prior to and conditional upon Admission, the Company will become the holding company of the Group by acquiring Micro Focus International Limited through the Share Exchange.

This will result in the previous shareholders of Micro Focus International Limited holding three Ordinary Shares for every one ordinary share they currently hold in the capital of Micro Focus International Limited.

Further details of the capital restructuring are set out in paragraph 4 of "Part XIV — Additional Information".

7 Risk Factors

For a discussion of factors that prospective investors should consider, along with the other information contained in these Supplementary Listing Particulars prior to investing in the Ordinary Shares, please see "Part I — Risk Factors — Global Offer Related Risks".

8 Use of Proceeds

The net proceeds to be received by the Company from the issue of the New Ordinary Shares by it in the Global Offer are anticipated to be £52.7 million (or US$99.3 million) after deduction of underwriting commissions and other estimated fees and expenses payable by the Company. The Company will not receive any of the proceeds from the sale of the Existing Ordinary Shares in the Global Offer pursuant to the Over-allotment Option, if exercised.

All the net proceeds received by the Company will be used for repayment of a portion of the debt outstanding under the facilities with Wells Fargo Foothill and DB Zwirn (including prepayment fees). The Company is expected to have a net cash balance following the Global Offer and a portion of this balance will be used to extinguish the remaining debt outstanding. The remaining balance will be used to pursue certain acquisition and expansion opportunities that may arise in the future in accordance with Micro Focus' strategy as described in "Part II — Business of Micro Focus", subject to receipt of any relevant shareholder approvals, and general corporate purposes. Until the Company uses the proceeds of the Global Offer, it will invest any surplus proceeds in short-term, interest bearing, investment grade securities or the surplus proceeds will be held on deposit.

9 Lock-up Arrangements

The Company has, during the period beginning on 29 April 2005 and continuing to and including the date 360 days after the date of Admission, undertaken to the Underwriters not to (and to procure that no member of the Group will) issue, offer, pledge, sell, issue or grant options, rights or warrants in respect of, contract to issue, pledge or sell, or otherwise dispose of, directly or indirectly, other than pursuant to the Global Offer, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as at 29 April 2005 and in each case fairly disclosed in these Supplementary Listing Particulars) or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

Each Selling Shareholder has undertaken to the Underwriters not to, save for the acceptance of a general offer for the Ordinary Shares made in accordance with the City Code and the provision of an irrevocable undertaking to accept such an offer, during the period beginning on 29 April 2005 and continuing to and including the date of the publication of the six month accounts of the Company for the period ending 31 October 2005, offer, pledge, sell, contract to sell or pledge, issue options, rights or warrants in respect of or otherwise dispose of, directly or indirectly, other than pursuant to the Global Offer and the Over-allotment Option, if exercised, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities outstanding as at 29 April 2005 and in each case fairly disclosed in these

Supplementary Listing Particulars), or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

The Executive Directors and certain of the senior managers have undertaken to the Underwriters not to, save for the acceptance of a general offer for the Ordinary Shares made in accordance with the City Code and the provision of an irrevocable undertaking to accept such an offer, during the period beginning on 29 April 2005 and continuing to and including the date 12 months after the date of Admission, offer, sell, pledge, contract to sell or pledge, issue options, rights or warrants in respect of or otherwise dispose of, directly or indirectly, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities or the exercise of options outstanding as at 29 April 2005 and in each case fairly disclosed in these Supplementary Listing Particulars), or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

As a result of the arrangements described above (assuming that the Over-allotment Option is not exercised), immediately following Admission 71.7 per cent. of the issued Ordinary Share capital of the Company is expected to be subject to these orderly marketing arrangements.

Part I:
Risk Factors

Prospective investors in the Ordinary Shares should carefully consider the risks described below and other information in these Supplementary Listing Particulars before subscribing for any Ordinary Shares. Any of the risks described below could have a material adverse impact on Micro Focus' business prospects, financial condition and results of operations and could therefore have a negative effect on the trading price of the Ordinary Shares and affect an investment in Micro Focus' Ordinary Shares. Some of the following factors relate principally to Micro Focus' business and the sector in which it operates. Other factors relate principally to an investment in the Ordinary Shares. The risks and uncertainties described below are not intended to be exhaustive and should be read in conjunction with the rest of this document. Additional risks and uncertainties not presently known to Micro Focus, or that it currently deems immaterial, may also have an adverse effect on its business, financial condition and results of operations and could therefore have a negative effect on the trading price of the Ordinary Shares and affect an investment in Micro Focus' Ordinary Shares.

Business and Industry Risks

The Company's management may be unable to manage rapid growth effectively which may result in increased costs, lost market opportunities and damage to Micro Focus' reputation.

Micro Focus expects to continue growing its business rapidly, the effect of which will be to place significant additional strain on its senior management team and its financial and other resources. Rapid expansion is difficult to maintain and may expose Micro Focus to increased competitive pressures, greater product-related costs, operational costs and support costs. The Company's ability to manage rapid growth effectively will require it to continue to improve its operations, including software development and sales, to continue to improve its operational, financial and management systems and to hire, train, motivate and manage new and existing employees. Difficulties in effectively managing this growth could have a material adverse effect on Micro Focus' business prospects, financial condition and results of operations.

The markets in which Micro Focus operates are intensely competitive and Micro Focus may not be able to compete effectively.

The markets in which Micro Focus operates are intensely competitive and are characterised by rapid technological change, evolving industry standards and coalescence around specific technologies and vendors. Micro Focus faces competition from a number of sources in the market for its Leverage & Extend and Lift & Shift solutions. For a discussion of Micro Focus' competitors, please see "Part II — Business of Micro Focus — Competition" of these Supplementary Listing Particulars.

Many of Micro Focus' current and potential competitors have or may have greater brand recognition, larger customer bases or greater financial, sales and marketing, distribution, technical and other resources than Micro Focus. As a result, Micro Focus' competitors may be able to respond more quickly to market demands or to devote greater resources to the development, promotion, sale and deployment of their products than Micro Focus.

Furthermore, Micro Focus' current and potential competitors may develop and introduce new products that will be priced lower, are more technologically advanced, provide superior performance or achieve greater market penetration and acceptance than Micro Focus' products. In addition, Micro Focus' current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties, which may have the effect of reducing the ability of Micro Focus to promote and sell its products successfully. Accordingly, it is possible that new competitors or alliances among competitors could emerge and potentially rapidly acquire market share, which may harm Micro Focus' existing business and growth prospects.

Micro Focus depends on third parties to generate licence and maintenance fees.

Micro Focus depends on package application providers, systems integrators and resellers to generate a substantial portion of its turnover. For the nine months ended 31 January 2005, sales through these channels represented 27.4 per cent. of Micro Focus' total turnover. Micro Focus' sales and distribution strategy relies heavily on the ability of systems integrators and packaged application providers to develop their respective customer bases and incorporate Micro Focus' software technology into the software and services each offers to its customers. In addition, Micro Focus relies on resellers to sell, distribute and support its software products in territories where it does not have a physical presence. As a result of this strategy, Micro Focus does not maintain a large sales staff and would need to make substantial investments in building such a capability if its sales and marketing strategy were to change in the future. Furthermore, to the extent that systems integrators, packaged application providers or resellers renegotiate existing contractual arrangements, use a competitor's technology or are unable to attract additional customers, maintain existing customer relationships, market their own or Micro Focus' solutions effectively or successfully offer, implement or support such solutions, such events could materially adversely affect Micro Focus' business, results of operations, financial condition and growth prospects.

Customers may not accept or purchase Micro Focus' Lift & Shift solutions at sufficient rates to enable Micro Focus to achieve its anticipated growth.

Historically, revenue attributable to Lift & Shift projects has represented a small percentage of Micro Focus' total turnover. However, Micro Focus' future growth depends, in part, on an increase in the demand for Lift & Shift solutions. The market for Lift & Shift projects is developing and it is uncertain whether Lift & Shift technologies will achieve and sustain high levels of market acceptance. Micro Focus believes that growth in the demand for Lift & Shift projects is subject to uncertainty and largely depends on a number of factors, including: (i) the acceptance of contemporary platforms as robust and reliable alternatives to mainframe platforms; (ii) the continued higher cost of operating a mainframe; and (iii) the successful development and implementation of mainframe migrations. Many of these factors are beyond the control of Micro Focus, and it cannot give any assurance that customers will engage in Lift & Shift activities at all or in sufficient quantities to permit Micro Focus to establish a market presence sufficient to support its anticipated growth. If the Lift & Shift market does not grow sufficiently or Micro Focus cannot capitalise on a sufficient number of Lift & Shift opportunities, it may negatively impact Micro Focus' business prospects, competitive position, financial condition and results of operations.

Micro Focus' reputation could be harmed by improper implementation of its Leverage & Extend or Lift & Shift solutions.

Micro Focus depends on packaged application providers and systems integrators to implement its Leverage & Extend and Lift & Shift solutions, respectively. To the extent that a legacy development and deployment project is poorly implemented by one of these third parties or does not otherwise meet a customer's expectations, whether or not the problem is in fact attributable to Micro Focus, the reputation and business prospects of Micro Focus could be harmed.

Micro Focus is exposed to volatility in its financial condition and results of operations due to fluctuations in currency exchange rates.

As Micro Focus operates in several countries, it is exposed to foreign currency rate fluctuations. Micro Focus presents its historical financial results in US dollars. However, it has significant businesses in the United Kingdom, Europe and Japan, which generate turnover in currencies other than its reporting currency, the US dollar. For the nine months ended 31 January 2005, 48.9 per cent. of Micro Focus' turnover was generated in currencies other than US dollars. Micro Focus is exposed to currency transaction risks when its local businesses enter into transactions using a currency other than their functional currency. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. Although Micro Focus does not currently do so, in the future, it may enter into transactions to hedge a portion of these currency exposures. However, hedging

transactions may not be available at a reasonable cost or may not be successful in reducing these exposures. Any losses incurred in connection with any hedging transactions would adversely affect Micro Focus' operating results.

In addition, fluctuations in the exchange rate between the pound sterling, euro, yen and other currencies in which Micro Focus transacts certain aspects of its business relative to the US dollar may cause fluctuations in reported financial information that are not necessarily related to Micro Focus' results of operations. As a result, comparability of Micro Focus' performance between financial periods has been, and will continue to be, significantly affected.

Micro Focus depends on its senior management team, development and product management personnel and other key personnel.

Micro Focus believes its future success depends upon its ability to retain senior management, software development and product management personnel and other key personnel who represent significant assets to the business and provide expertise and experience critical to the implementation of its strategy, as well as upon its ability to attract and retain other skilled managerial, product management, sales and marketing personnel. Competition for qualified personnel in Micro Focus' industry is intense and the number of people with appropriate skills and experience is limited. In particular, Micro Focus has, in the past, experienced some difficulty in recruiting suitable staff for its direct sales team in North America, which resulted in missed sales targets. While Micro Focus has recently hired new leadership for its North America direct sales team, Micro Focus cannot be sure that it will be able to retain this new staff in North America, in particular, or that it will be able to attract and retain adequately skilled personnel, in general, in the future. A significant number of Micro Focus' employees and each member of senior management are employed on terms that allow termination on short notice. The loss of key senior management, development and product management or other key personnel by Micro Focus or its inability to attract or retain qualified personnel could delay the development and introduction of innovative software products and negatively impact its ability to successfully compete in its industry, which, in turn, may have a negative effect on its business, financial condition or results of operations.

In addition, it is common in the software industry for employees to enter into non-compete and confidentiality agreements with their employers. To the extent that Micro Focus hires employees who are subject to such restrictions, Micro Focus or the employees it hires may be subject to claims related to such prior agreements.

The tax treatment of the Group is, among other things, dependent on the past legal structure of the Group being respected by the tax authorities in the various jurisdictions in which the Group conducts its business.

The Group has historically sought to structure its affairs in a tax efficient manner. The Company has been incorporated in the Cayman Islands and, prior to Admission, the Company is changing its legal structure to align its corporate structure and tax strategy to that which would be expected of a major UK listed group, managed from the United Kingdom, with significant operations in the major trading nations.

Although the Company believes adequate provisions have been made in the UK GAAP accounts for tax liabilities which may arise if its past legal structure is viewed in an unfavourable light by the various taxing jurisdictions from where the Group conducts its business, Micro Focus' financial condition and results of operations would be adversely affected should actual tax liabilities exceed such provisions.

Micro Focus may not be able to effectively predict or react to rapid technological change, and it may be required to incur significant costs in order to update or upgrade its technology.

The market for Micro Focus' solutions is characterised by rapid technological change, extensive development initiatives, changes in customer requirements, evolving industry standards and the introduction of new software solutions. As a result, Micro Focus expects to continue to make a significant investment in technology and product development; however, Micro Focus may not be able to develop and introduce new products or enhancements to its existing products in a cost-effective and

timely manner. In addition, products or technologies developed by others may adversely affect Micro Focus' competitive position or render its software or technologies non-competitive or obsolete, in which case Micro Focus may be required to incur significant costs in order to update or upgrade its technologies.

Micro Focus' software technology is complex, and its products may require modifications to resolve undetected errors, which could lead to an increase in its costs and a loss of customers.

Micro Focus' software technology is complex, and accordingly, it may contain undetected errors when first introduced or as upgrades and newer versions are released. In addition, Micro Focus' software is often embedded in, or deployed in conjunction with, the products of its customers (including those of packaged application providers and systems integrators). As a result, when problems occur it may be difficult to identify the source of the problem. These problems may cause Micro Focus to incur significant technology and product development costs, warranty and repair costs and liability as a result of claims against Micro Focus or its customers, divert the attention of its software development and product management personnel and cause significant customer relationship problems or loss of customers, all of which would harm Micro Focus' business. Accordingly, Micro Focus may need to invest significant financial, management and other resources to respond to these problems. Moreover, Micro Focus has agreed to indemnify its customers in some circumstances against claims that its products infringe upon another party's intellectual property rights, and such a claim, if successful, against this indemnification could require it to make significant payments.

Micro Focus has committed to building development tools based on Microsoft Visual Studio and may be required to make significant expenditures or incur substantial costs if Microsoft does not continue to make its technology available or provide adequate support for it.

Micro Focus has built its principal software development tools around Microsoft's Visual Studio technology and, as a result, to the extent Microsoft fails to continue to develop or support such technology, limits the permissible use of the technology by Micro Focus or significantly increases the price of using the technology by Micro Focus, Micro Focus will need to find an alternative development environment, created either by another third party or internally. In order to do so, Micro Focus may make significant expenditures and incur substantial costs associated with redesigning, testing and distributing the new product, either of which could negatively impact its financial condition and results of operations.

Micro Focus may require additional capital to support its growth, and this capital might not be available.

Micro Focus intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to develop new technologies, penetrate new markets or acquire complementary businesses and technologies. Although Micro Focus, in its opinion, believes that the Group has sufficient working capital, taking into account existing financing arrangements and its net proceeds from the Global Offer, for its present requirements, that is at least for the next 12 months from the date of these Supplementary Listing Particulars, Micro Focus may need to engage in equity or debt financings to secure additional funds following that 12 month period. If Micro Focus raises additional funds through further issuances of equity or convertible debt securities, Micro Focus' existing shareholders could suffer significant dilution, and any new equity securities it issues could have rights, preferences and privileges superior to those of existing holders of its Ordinary Shares, including the Ordinary Shares sold in the Global Offer. Any debt financing secured by the Company in the future could involve restrictive covenants relating to its ability to raise capital, as well as other financial and operational matters, which may make it more difficult for Micro Focus to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, Micro Focus may not be able to obtain additional debt financing on terms favourable to it, if at all. If the Company is unable to obtain adequate debt financing or debt financing on terms satisfactory to it, Micro Focus' ability to continue to grow its business and respond to business challenges could be significantly impaired.

Micro Focus' operating results may fluctuate and be difficult to predict, and if it fails to meet the expectations of securities analysts or investors, the market price of its shares may decline significantly.

Micro Focus' quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside its control. These factors include:

- the level of expenditure committed to legacy development and deployment by information technology organisations;
- the degree to which organisations adopt web-enabled services;
- the rate at which organisations migrate applications from the mainframe;
- the degree of competition faced by Micro Focus;
- foreign currency exchange rate movements;
- growth in the information technology services market, general economic and business conditions, particularly in Europe and the United States;
- changes in technology and competition; and
- the Company's ability to attract and retain personnel.

Since Micro Focus' operating results may fluctuate and be difficult to predict, its management believes that quarter-to-quarter comparisons of Micro Focus' operating results do not necessarily provide a good indication of Micro Focus' future performance. Moreover, if Micro Focus' operating results fall below the expectations of securities analysts or investors, the trading price of Micro Focus' Ordinary Shares may decline rapidly and significantly.

Micro Focus depends on its intellectual property and its rights to such intellectual property may be challenged or infringed by others or otherwise prove insufficient to protect its business.

Micro Focus relies on trade secret, trade mark and copyright law to protect its intellectual property. Failure to protect, maintain and enforce its existing intellectual property or pursue registrations for new rights may result in the loss of Micro Focus' exclusive right to use technologies which are included in its software products or are otherwise used in its business. Most of Micro Focus' intellectual property is not covered by a patent or patent application and includes trade secrets and other know-how that is not considered patentable. In addition, some of the Company's intellectual property includes technologies and processes that may be similar to the technologies and processes of third parties that are protected by patent, copyright or trade secret law. If Micro Focus does not adequately protect its right to use its technologies, it may have to pay others for rights to use their intellectual property, pay damages or an accounting of profits for infringement or misappropriation or be enjoined from using such intellectual property. In common with other companies in the software industry, Micro Focus uses open source software in some of its products. There is uncertainty about the legal effect of some open source software licences. By using open source software, Micro Focus may become obliged to disclose parts of its source code, or may unknowingly be infringing the intellectual property rights of a third party. Micro Focus takes steps consistent with industry practice to minimise these risks. Micro Focus does not know whether it would be able to obtain licences to use the third-party intellectual property rights on acceptable terms, or at all. Micro Focus' position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular intellectual property right. Effective protection for Micro Focus' software may be unavailable or limited or not applied for in countries in which Micro Focus operates.

Micro Focus also seeks to protect its proprietary information and trade secrets that may not be patented or patentable and to secure its rights to inventions by confidentiality agreements and, if applicable, inventors' rights agreements with its customers, partners and employees. These agreements may be breached and Micro Focus may not have adequate remedies for any breach.

Competitors may independently develop technologies that are equivalent or superior to Micro Focus' products without infringing Micro Focus' intellectual property rights.

Micro Focus could become subject to litigation in which it is alleged that it has infringed the intellectual property rights of others or Micro Focus could commence litigation against others whom it believes are infringing upon its rights. Micro Focus' involvement in intellectual property litigation could result in significant expense to it and could adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of its technical and management personnel, whether or not the litigation is resolved in Micro Focus' favour.

In addition, pursuant to the financing arrangements currently in place with Wells Fargo Foothill and DB Zwirn, Micro Focus has granted Wells Fargo Foothill and DB Zwirn a security interest in substantially all of Micro Focus' assets, including its intellectual property. Micro Focus anticipates using the proceeds of the Offering and available cash balances to repay the amounts owed to Wells Fargo Foothill and DB Zwirn. However, if Micro Focus does not repay all amounts outstanding and if it were to default under the loan prior to repayment, it may lose its right to the intellectual property and that would have a material adverse impact upon its business prospects, results of operations and financial condition.

Micro Focus' intellectual property indemnification practices may adversely impact its business.

Micro Focus indemnifies its customers, including systems integrators and packaged application providers, for certain costs and damages of patent or other intellectual property infringement in circumstances where a Micro Focus product is a factor in creating the infringement exposure. These arrangements expose Micro Focus to the risk that it will be involved in significant indemnification claims by its customers. If indemnification claims are made, they may have a material adverse effect on Micro Focus' business, as well as its operating results and financial condition.

Micro Focus sells and distributes its software products around the globe and, as a result, is subject to associated risks and uncertainties.

Micro Focus sells its software products, directly or indirectly, around the world and for the nine months ended 31 January 2005, derived 86.1 per cent. of its turnover from sales outside the United Kingdom. As a result, Micro Focus' business is subject to various risks inherent in international operations, including (but not limited to) intellectual property laws, legal uncertainty regarding liability, tariffs and other trade barriers, foreign currency exchange risk, difficulties in staffing and managing foreign offices (including those experienced by its resellers), different payment cycles, different local accounting practices, problems in collecting accounts receivable, political instability and potentially differing tax laws and practice. Any of the foregoing could adversely affect the financial condition, results of operations or business strategy of Micro Focus.

Micro Focus may engage in acquisitions and be unable to integrate the acquired companies into its existing operations successfully.

Micro Focus expects to continue to examine strategic opportunities to acquire businesses with technologies that enhance, complement or expand its product offering and, hence, its customer base. Although Micro Focus believes that any acquisition will be incremental in nature and is unlikely to be transformational to its business, integrating any acquired business involves a number of risks, including possible adverse effects on Micro Focus' operating results, diversion of management's attention, failure to retain key personnel, and risks associated with unanticipated events or liabilities or difficulties in the integration of operations, including information technology systems. In addition, Micro Focus may be unable to realise any anticipated cost, technology development or product synergies with the acquired business. Furthermore, there is a risk that Micro Focus may not be able to engage in acquisitions or business combinations on acceptable terms or at all. Any failure by Micro Focus to integrate future acquisitions could have a material adverse effect on its business, results of operations or financial condition.

Micro Focus' long-term debt arrangements contain restrictive covenants which may negatively impact its ability to operate and grow its business.

The long-term debt agreements with Wells Fargo Foothill and DB Zwirn contain covenants of the Company and its subsidiaries imposing certain performance-related, financial and other limitations on Micro Focus and creating a security interest in favour of the lenders in substantially all of Micro Focus' assets, including its intellectual property such as the source code. Micro Focus' ability to meet the financial ratios and tests and comply with restrictive covenants contained in its current or future debt agreements may be affected by events outside of its control, including a prolonged economic or market downturn or further retrenchment of information technology budgets. In the event of a default under any of its financing arrangements, Wells Fargo Foothill or DB Zwirn could terminate their commitments to lend or accelerate the repayment of debt and declare all amounts borrowed due and payable, exercise the call on guarantees provided by relevant companies within the Group and liquidate the assets in which they have security to the extent that proceeds from those assets would be used to repay any amounts outstanding. If any of these events occur, there can be no assurance that Micro Focus' assets would be sufficient to repay in full all of its indebtedness or that it would be able to find alternative financing to enable it to continue operations. Even if Micro Focus could obtain alternative financing, there can be no assurance that it would be on terms that are favourable or acceptable to it.

Significant Shareholder Risks

Minority shareholders may have difficulty affecting the outcome of shareholder votes.

Following the Global Offer, Golden Gate will own 60.3 per cent. of the Company's outstanding Ordinary Shares, or 56.8 per cent. if the Underwriters exercise the Over-allotment Option in full. As a result, after this offering, Golden Gate will be able to exercise a significant degree of influence over a number of matters to be considered by the Company's shareholders, including:

- the election of Directors and the appointment of senior management;
- substantial mergers or other business combinations;
- the acquisition or disposition of substantial assets;
- the issuance of Ordinary Shares or other equity securities; and
- the payment of any dividends on the Ordinary Shares.

Although Golden Gate and Micro Focus have entered into a relationship agreement to ensure that, after Admission, Micro Focus operates as an independent company (as more particularly described in paragraph 5 of "Part III — Management and Significant Shareholder" and paragraph 13.3 of "Part XIV — Additional Information"), Golden Gate may have the ability to prevent or cause a change in control, and could take other actions that may not be favourable to Micro Focus or to other shareholders.

Golden Gate's interests may conflict with those of Micro Focus.

Golden Gate (or funds managed or advised by affiliates of Golden Gate) have made and may make, individually or together, acquisitions of, or investments in, other software and technology businesses that may be, or may become, competitors of the Company. In addition, funds managed or advised by affiliates of Golden Gate may be in direct competition with Micro Focus on potential acquisitions of, or investments in, certain businesses.

Future sales, or the possibility of future sales, of Ordinary Shares by Golden Gate could depress the market price of the Ordinary Shares.

Immediately following Admission, Golden Gate will remain a significant shareholder of the Company. Golden Gate is not subject to any contractual obligation to maintain its ownership position in the

Ordinary Shares, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any Ordinary Shares for a period beginning on 29 April 2005 and continuing to and including the date of the publication of the six month accounts of the Company for the period ending 31 October 2005, without the prior written consent of the Joint Global Co-ordinators. Consequently, Golden Gate may sell all or only a part of the Ordinary Shares that it owns. Sales or offers for sale by Golden Gate of a substantial number of Ordinary Shares, or an expectation that it may undertake such a sale, could adversely affect prevailing market prices for the Ordinary Shares.

Global Offer Related Risks

If an active trading market for the Ordinary Shares does not develop, the price of the Ordinary Shares may suffer and may decline below the Offer Price.

Prior to the Global Offer, there has been no market for the Ordinary Shares. Although Micro Focus has applied to have the Ordinary Shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, and it is expected that these applications will be approved, Micro Focus can give no assurance that an active or liquid trading market will develop or, if developed, be sustained following the Global Offer. If an active trading market is not developed or maintained, the liquidity and trading price of the Ordinary Shares could be adversely affected.

In addition, the Offer Price may not be indicative of prices that will prevail in the market and investors may not be able to resell their Ordinary Shares at or above the Offer Price. The Offer Price will be determined by the Joint Global Co-ordinators following consultation with the Company, Golden Gate and Parallax Capital and may bear no relationship to the price at which the Ordinary Shares will trade after Admission.

The securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Ordinary Shares.

The market price for the Ordinary Shares may be volatile.

The market price of Ordinary Shares sold in an initial public offering is frequently subject to volatility for a period of time following the Global Offer. The market price of the Ordinary Shares could be subject to significant fluctuations due to a variety of factors, including, among other things, actual or anticipated fluctuations in the Company's operating performance, announcements of product developments by existing and future competitors, regulatory changes, changes in financial estimates by securities analysts, changes in the Company's key personnel or potential litigation. Prospective investors should be aware that they may not be able to resell any Ordinary Shares purchased at or above the Offer Price.

Shareholders will experience immediate and substantial dilution in the net tangible book value of the Ordinary Shares purchased in the Global Offer.

The initial public offering price of the Ordinary Shares is substantially higher than the book value per share of the Ordinary Shares after the Global Offer. Therefore, if a shareholder purchases Ordinary Shares in the Global Offer, the shareholder will suffer immediate and substantial dilution of 45 pence per Ordinary Share (assuming the Underwriters do not exercise their Over-allotment Option). If the Underwriters exercise their Over-allotment Option, or if outstanding options and warrants to purchase Ordinary Shares are exercised, shareholders will experience additional dilution.

The Company cannot assure investors that it will make dividend payments in the future.

The Company's dividend payments to shareholders will depend upon a number of factors, including its results of operations and financial condition, contractual restrictions and other factors considered relevant by the Board of Directors. In addition, under English law, any payment of dividends would be subject to the Companies Act, which requires that all dividends be recommended by the Board of

Directors and approved by the shareholders. Moreover, under English law, Micro Focus may pay dividends on its Ordinary Shares only out of profits available for distribution determined in accordance with the Companies Act. Although Micro Focus' management intends to continue paying dividends to shareholders following the Global Offer, there is no assurance that Micro Focus will declare and pay, or have the ability to declare and pay, any dividends on the Ordinary Shares in the future.

US Shareholders may not be able to participate in future equity offerings.

Micro Focus' constitutional documents provide for pre-emptive rights to be granted to its existing shareholders, unless such rights are disapplied by shareholder resolution; however, US shareholders may not be entitled to exercise these rights unless the rights and Ordinary Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. Micro Focus cannot at this point predict whether it would seek such registration and intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with registration or qualifying for an exemption, as well as the indirect benefits to Micro Focus of enabling US shareholders to exercise rights and any other factors it considers appropriate at the time, prior to making a decision whether to file a registration statement with the SEC or utilise an exemption from the registration requirements of the Securities Act.

The rights of US shareholders will be governed by English law, which significantly limits the ability to obtain and enforce judgments against the Company.

The Company is a public limited company incorporated under English law. Some of the Directors are not residents of the United States and a substantial portion of the assets of Micro Focus and such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or the Directors or to enforce judgments against them in US courts, including those predicated upon the civil liability provisions of the securities laws of the United States or any State or territory within the United States. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England.

Part II: Business of Micro Focus

The following description of the business of Micro Focus should be read in conjunction with "Part I — Risk Factors", "Part VI — Accountants' Reports under UK GAAP" and "Part VII — Accountants' Report under IFRS", including the notes related thereto, and "Part V — Operating and Financial Review and Prospects" included elsewhere in these Supplementary Listing Particulars. The Operating Group's financial information set out below in this Part II has been extracted without material adjustment from the Accountants' Report under UK GAAP with respect to the historical consolidated financial information for the Operating Group for the nine months ended and as at 30 April 2002, the financial years ended and as at 30 April 2003 and 2004 and the nine month periods ended and as at 31 January 2004 and 2005. Prospective investors should read the whole document and not just rely on the description set out below.

Overview

Micro Focus is a leading provider of legacy development and deployment software with nearly 30 years of expertise and well in excess of one million licensed users. Micro Focus' software is used by over 70 companies within the 2004 Fortune "Global 100". Micro Focus' innovative software enables its customers to continue to use and extract value from investments in existing information technology infrastructure (i.e., "legacy" assets), including people and processes. By exploiting the latest technologies and leveraging the strength of its partners worldwide, Micro Focus' software enable its customers to improve the productivity of application developers, take advantage of web services and migrate existing applications from older platforms, such as the mainframe, to contemporary platforms, such as Windows. As a result, Micro Focus' customers are able to reduce the cost of their information technology operations and improve the flexibility of their businesses, while managing the risks associated with legacy development and deployment.

Micro Focus markets two solutions that allow its customers to unlock the value of their legacy assets — Leverage & Extend and Lift & Shift. Micro Focus' core Leverage & Extend solution is designed to increase the productivity of application developers by permitting those developers to use a Windows-based environment to efficiently manage and automate large, complex tasks. By using the internet and contemporary architectures, this solution also allows Micro Focus' customers to provide new internal and external user communities with access to critical legacy applications and services residing on older platforms. Micro Focus' more recent Lift & Shift solution allows organisations to migrate legacy applications by providing a mainframe compatible environment on Windows, UNIX and Linux.

The Leverage & Extend and Lift & Shift solutions can be implemented across a broad range of technologies and, as they are complementary, may be implemented individually or in combination with each other. Micro Focus' solutions enable organisations to extract value from core legacy assets in a way that is evolutionary (as opposed to wholesale replacement), cost-effective and proven.

Micro Focus targets three main types of customers:

- *Direct customers*, such as Mellon Financial Corporation and Wachovia Bank, NA, pay software licence and maintenance fees directly to Micro Focus and use Micro Focus' software to maintain and operate core legacy business applications on contemporary platforms.

- *Indirect customers* purchase Micro Focus' software and pay software licence and maintenance fees through packaged application providers or systems integrators. Packaged application providers, such as Lawson and MISYS, embed Micro Focus' software within their packaged applications enabling those applications to be delivered across a broad range of contemporary platforms and architectures. Systems integrators, such as Accenture, CSC and EDS, use Micro Focus' software to design and implement large, complex legacy development and deployment projects and to provide the technological foundation for the ongoing use of those applications once the modernisation project is complete.

- *Resellers* sell Micro Focus' products in geographic areas where Micro Focus does not have a physical presence.

In addition, Micro Focus works with a variety of partners, including systems integrators, platform providers, resellers and other technology companies, to expand its product development, marketing, sales and customer support capabilities. For example, in April 2004, Micro Focus teamed with Microsoft to create the MMA to expand market awareness of mainframe migration.

Underlying Micro Focus' ability to deliver complementary and comprehensive legacy development and deployment solutions is its commitment to remain at the forefront of technology and product development. Micro Focus has made a significant investment in developing the technologies that support its Leverage & Extend and Lift & Shift solutions and is dedicated to building upon its existing expertise to ensure that its software integrates the latest technologies and is capable of being implemented across a wide array of current and developing platforms and architectures. Ultimately, Micro Focus believes that its comprehensive understanding of legacy technologies, combined with its commitment to software innovation, gives it a distinctive position in the legacy development and deployment market.

Micro Focus is a global company that, as at 31 January 2005, employed 493 people worldwide, with principal offices in the United Kingdom and United States. For the nine months ended 31 January 2004, compared with the nine months ended 31 January 2005, Micro Focus' turnover increased by 20.4 per cent., from US$91.7 million to US$110.5 million, with Adjusted EBITDA for the same periods increasing by 58.0 per cent., from US$23.1 million to US$36.4 million. In addition, comparing the same periods, Micro Focus' operating profit increased by 70.1 per cent., from US$16.7 million to US$28.4 million.

History

The Micro Focus business traces its origins back to 1976. Micro Focus Group plc, founded in 1983, had its ordinary shares listed on the London Stock Exchange and American Depositary Receipts quoted on NASDAQ. In 1998, Micro Focus Group plc purchased Intersolv, Inc., a US company, in a share-for-share exchange offer. The combined entity was named MERANT, which maintained a listing on the London Stock Exchange and quotation on NASDAQ until such time as it was acquired by Serena Software Inc. in 2004. In August 2001, following a strategic decision by MERANT to refocus its business, MERANT sold the operations that form the current Company to a newly formed and independent company owned by Golden Gate. Since that sale, Micro Focus has refocused its business on its core competency of legacy development and deployment.

As of the date of these Supplementary Listing Particulars and prior to any sale of Ordinary Shares in the Global Offer, Golden Gate holds approximately 82 per cent. of Micro Focus' share capital, Parallax Capital holds approximately 8 per cent. and Micro Focus employees hold the remainder.

Legacy Development and Deployment: Industry Overview and Trends

The investment in legacy assets is vast

Since the introduction of the IBM mainframe in the mid-1960s, organisations around the world have invested vast amounts of time and money in building information technology infrastructures that support their operations. The Effective IT Report 2004, published by Infoconomy Limited, cites research indicating that the world's top 2,000 companies together owned mainframe and other host-based applications worth about US$1 trillion. In addition, according to an April 2003 report by the Aberdeen Group, in spite of continuous improvements in hardware and software, nearly 70 per cent. of enterprise business operations were supported by legacy applications at that time. Micro Focus believes the number of legacy applications has grown over the intervening years.

Legacy systems are at the core of information technology infrastructure

Over the years, technology has changed radically with substantial developments from mainframes to distributed and internet-enabled computing and from programming languages such as Assembler, COBOL and PL/I to C, C++ and Java. However, despite the emergence of these newer technologies, a very significant portion of the world's information technology infrastructure is still based on legacy technologies and applications such as the mainframe. For example, management believes that in April 2005 the active installed base of IBM mainframes was approximately 16,000 units. In addition, the Gartner Group estimates that there will be approximately 5,000 total new mainframe unit shipments in 2005. According to the April 2003 Aberdeen Group report, many of the enterprise business operations

supported by legacy applications are based on COBOL code. In March 2002, Forrester Research, Inc. estimated in "Market Overview: Web-To-Host Tools — A Crowded Market, But Compelling Technology" that the number of lines of COBOL produced will exceed 200 billion this decade, and according to an estimate in the February 2005 Database & Network Journal, COBOL applications process 85 per cent. of all computer transactions.

Organisations are seeking to unlock the value of legacy assets
Many companies today face the tension of increasing competitive differentiation and developing new business initiatives, while at the same time focusing on aggressively reducing costs and minimising risk. To address these conflicting business pressures, many organisations are looking to maximise their existing and substantial investment in legacy technology assets. Traditionally, these legacy technology assets have been difficult to integrate with one another or with other technologies, contain proprietary business logic and data and lack the flexibility needed to adapt to changing business requirements. In addition, their maintenance has represented a significant fixed cost, which the Aberdeen Group estimated in its 2003 report can consume as much as 80 per cent. of an organisation's software budget. However, given the current business environment and the continued improvements in price-performance of contemporary platforms, technical advances such as security, flexibility and scalability and the emergence of enabling technologies such as web services and service-oriented architectures, many organisations are now looking to unlock the value of their legacy investments across nearly all platforms and architectures.

Organisations looking to unlock the value of their legacy investments typically have the following alternatives:

- improve the development environment on their current platforms by increasing the productivity of application developers and lowering development costs;

- extend the critical legacy applications and services on current platforms to new internal and external user communities by using the Internet and contemporary architectures;

- move legacy applications from current platforms, such as the mainframe, to lower-cost, more open and flexible contemporary platforms, such as Windows; or

- "rip and replace" legacy applications.

Market size
Micro Focus' management believes that the market for application development and deployment is substantial and growing. According to an IDC October 2004 report, the market for application development software was worth approximately US$5.6 billion as measured in software revenue in 2003 and is expected to grow to approximately US$7.7 billion in 2008, representing a compound annual growth rate of 6.8 per cent. Within that market, the markets for application development software on Windows, UNIX and Linux platforms are growing at rates of 9.8 per cent., 3.6 per cent. and 52.0 per cent., respectively.

In addition, according to IDC, the market for application deployment software was worth approximately US$7.0 billion in 2003 and is expected to grow to approximately US$8.7 billion in 2008, representing a compound annual growth rate of 4.3 per cent. Within that market, the markets for application deployment software on Windows, UNIX and Linux platforms are growing at rates of 11.0 per cent., -0.6 per cent. and 34.0 per cent., respectively.

There is also a related trend toward these and other technologies supporting Web services. According to an April 2004 report, IDC expects the development, deployment and information access software sub-market within the worldwide web services software market to grow from US$616 million in 2003 to US$3.6 billion in 2008, representing a compound annual growth rate of 42.4 per cent.

For further information on the IDC reports referenced in this section, please refer to "Market Growth and Industry Data" on page 3 of these Supplementary Listing Particulars.

Management's estimate of market opportunity
Based on information available to the Company and which it has examined, and based on its knowledge in the application development and deployment industry, Micro Focus believes that over time, the markets for software operating on Linux, UNIX and Windows will increasingly be the focus of Micro Focus' market opportunity. The Company estimates that the compound annual growth rate for Linux, UNIX and Windows software tools will be approximately 9.7 per cent. and 7.2 per cent. from 2003 to 2008 within the application development software and the application deployment software markets, respectively.

The Micro Focus Solution

Micro Focus' solutions, Leverage & Extend and Lift & Shift, allow organisations to unlock the value of their legacy assets. In particular, Micro Focus' innovative software enables its customers to:

- *Leverage* existing information technology assets by allowing developers to use existing skills and code within a Windows-based environment to manage all aspects of legacy application development, thereby significantly improving developer productivity, as well as reducing risks relating to application quality and unavailability;

- *Extend* legacy applications delivering core business services into new business processes using service-oriented architectures and web services frameworks quickly and easily; and

- *Lift* legacy applications off mainframes and ***shift*** them to contemporary platforms for development and deployment in a more cost- and time-efficient manner than alternatives such as rewriting the application, replacing the existing application in its entirety or using a packaged application on a new platform.

Micro Focus' Strengths

Micro Focus believes that it has developed the technology and the resources necessary to enable businesses to extract value from legacy applications, platforms and architectures in an evolving information technology environment. Micro Focus believes that its key competitive strengths are:

- *Deep Technical Knowledge Across a Broad and Growing Technology Spectrum.* Micro Focus believes its deep technical understanding of both legacy and contemporary technologies provides it with an important competitive advantage. Micro Focus has extensive experience in legacy technologies, such as CICS, IMS, PL/I, Assembler, COBOL, DB2, Rexx, JCL and TSO as well as in contemporary platforms, such as Windows, UNIX and Linux, and architectures, such as .NET, J2EE and web services. In addition, Micro Focus collaborates with its technology partners to span additional legacy technologies, such as Natural, Adabas, IDMS and RPG.

- *Established Track Record.* Micro Focus has built its expertise over a period of nearly 30 years, during which it has demonstrated a track record of innovation in legacy development and deployment solutions. Micro Focus' software solutions currently have an installed base of more than one million licensed users around the world. Micro Focus believes this kind of market experience and penetration differentiates it in the market and has strengthened its reputation as a leader in legacy development and deployment.

- *Large, Diversified Customer Base.* Micro Focus' products are deeply integrated into its customers' core information technology systems, helping it to create and maintain long-term customer relationships. Micro Focus has a large customer base, including over 70 companies within the 2004 Fortune "Global 100". In addition, Micro Focus' customers are from multiple industry sectors, including financial services, insurance and government. Micro Focus' diverse customer base is not dependent on any individual customer, industry sector or geographic region, for the nine months ended 31 January 2005, Micro Focus' top 20 customers, excluding packaged application providers, represented 22.9 per cent. of total contract value for the period and no single customer accounted for

more than 3.2 per cent. of total contract value for the period. The Group has built a global sales organisation and for the nine months ended 31 January 2005, North America, Europe and the Middle East and the rest of the world represented 49.3 per cent., 38.1 per cent. and 12.6 per cent., respectively, of its total turnover.

- *Large Base of Stable Revenue.* Due to the long-term nature of Micro Focus' customer relationships, it has a relatively stable stream of revenue from recurring maintenance fees as well as licence fees from packaged application providers. For the nine months ended 31 January 2005, Micro Focus derived 44.3 per cent. of its revenues from maintenance contracts. On average for the nine months ended 31 January 2005, approximately 90 per cent. of Micro Focus' customers in the United States, the United Kingdom and Germany (which collectively accounted for 74.6 per cent. of total maintenance fee revenue during the period) renewed their existing maintenance contracts beyond the initial period. In addition, licence revenue from Micro Focus' packaged application provider customers, which has traditionally been a steady source of licence and maintenance fees, represented approximately one-sixth of its total turnover for the nine months ended 31 January 2005. As a result of these relatively stable revenues, Micro Focus has achieved a high level of visibility with respect to its turnover during any given financial period.

- *Experienced Management Team.* Micro Focus' senior management team has more than 110 years' combined experience in the software industry and has an average tenure at Micro Focus or its predecessors in excess of 14 years. Micro Focus' employees have diverse backgrounds with comprehensive expertise in application, platform and software engineering technologies. In addition, the Company has an excellent retention record for both management and other key personnel, such as software engineers. Micro Focus believes that its expertise and employee stability provides it with a strong foundation to execute its strategy.

Micro Focus' Strategy

Micro Focus' objective is to be the leading global provider of legacy development and deployment software. Key elements of Micro Focus' strategy include:

- *Deepening Relationships With its Existing Customer Base.* Micro Focus will continue to focus on taking advantage of the significant opportunity to leverage its relationships with its existing customers to promote its complementary Leverage & Extend and Lift & Shift solutions. A recent example of this is Wachovia Bank, NA (a Leverage & Extend customer that bought additional licences). In addition, Micro Focus believes there are new opportunities to assist systems integrator partners with the development and deployment of their own legacy applications.

- *Continuing to Expand the Market for Mainframe Migration.* Micro Focus believes the market for mainframe migration is rapidly expanding. Since the introduction of Lift & Shift in April 2004, Micro Focus has been involved in approximately 20 Lift & Shift projects. Micro Focus' goal is to further increase the market awareness for this significant opportunity through a variety of marketing initiatives and by establishing alliances with large systems integrators and software and hardware vendors, including working with Microsoft and other members of the MMA. Micro Focus believes the market for mainframe migration continues to grow as evidenced by the increasing level of customer interest and increasing average project size.

- *Extending Leveraged Sales Channel.* Micro Focus plans to continue to expand its sales coverage through systems integrators, packaged applications providers and resellers to increase the proportion of revenue represented by indirect sales. Micro Focus aims to achieve this by strengthening existing relationships with key industry players such as Accenture, CSC and EDS, as well as developing new relationships with other industry participants. Micro Focus' goal is to remain focused on software licence and associated maintenance sales and to rely on its systems integrator partners for professional services as well as maintaining and building upon its scalable business model.

- *Continuing to Develop Innovative Technology.* Micro Focus plans to continue to make significant investments in technology and product development to expand the features and functionality of its

portfolio. Micro Focus' strategy is to increase the coverage of its technologies and products in conjunction with its partners to remain at the forefront of the legacy development and deployment market.

- *Selectively Pursuing Technology-Based Acquisitions.* In order to take full advantage of the growing importance of the mainframe migration market, as well as to ensure that Micro Focus' technologies cover the necessary breadth of both legacy and contemporary architectures, platforms and applications, Micro Focus will continue to examine strategic opportunities to acquire businesses with technologies that enhance, complement or expand its product offering and, hence, its customer base and market opportunity. Micro Focus believes that any acquisition will be incremental in nature and is unlikely to be transformational to its business.

Unlocking the Value of Legacy

Micro Focus offers two complementary solutions that enable its customers to extract further value from their legacy assets — "Leverage & Extend" and "Lift & Shift".

Leverage & Extend
The Leverage & Extend solution has traditionally been Micro Focus' core offering, particularly to those organisations with a significant investment in legacy information technology and a strategic commitment to their existing platform (generally a mainframe), such as large financial institutions, insurance companies and governmental organisations. The Leverage & Extend solution enables these organisations to use a high-performance, Windows-based environment to develop and maintain applications currently residing on the organisation's strategic platform and extend those applications to new internal and external user communities using service-oriented architectures and web services frameworks.

The software which supports Leverage & Extend initiatives is either sold by Micro Focus to direct customers or indirectly through packaged application providers or resellers.

Leverage
Micro Focus' software significantly increases the productivity of application developers by permitting them to use a Windows-based environment to efficiently manage and automate large, complex programming tasks. Unlike traditional development tools, Micro Focus' unified Windows-based environment supports all aspects of application development (including code generation, analysis, extension, debugging, testing and maintenance). The combination of increasing the productivity of existing development resources and moving the development workload from legacy platforms can have a substantial impact on overall information technology costs.

For example, by using Micro Focus' development software, CGI-AMS (formerly American Management Systems), a wholly-owned US operating subsidiary of CGI Group, Inc., was able to develop, maintain and debug its business-critical mainframe applications using Windows-based personal computers, thereby enabling it to reduce its overall mainframe costs by approximately 50 per cent.

Extend
In addition to improving productivity, Micro Focus' software enables its customers to extend access to their legacy applications to new internal and external user communities using service-oriented architectures and web services frameworks, such as .NET, J2EE and XML. By doing so, Micro Focus' customers have the ability to deliver core business services residing on legacy platforms to a new and wider audience using the internet.

For example, Abbey for Intermediaries, a life assurance subsidiary of Abbey National plc, a UK financial services institution, used Micro Focus' software to allow thousands of independent financial advisers across the United Kingdom to quickly and easily access life assurance quotations residing on its mainframe using web services. As a result, the subsidiary was able to reduce costs associated with a historically time and resource intensive process, as well as improve the ability of the independent financial advisers to deliver value to their respective clients.

Leverage & Extend working together
Although the Leverage & Extend solution offers two distinct benefits to Micro Focus' customers, Micro Focus believes that the maximum value of the solution is achieved when the two capabilities are employed together. In that way, a customer can not only improve the productivity and reduce the costs of its existing resources, but can also improve the delivery of, and extract greater value from, its business services.

For example, Campus Partners used Micro Focus' software to leverage existing business logic retained in their mainframe applications and extend this to the web in the form of user-friendly web-based customer tools.

Lift & Shift
Introduced in April 2004, Micro Focus' Lift & Shift solution permits organisations to reduce their dependence on the IBM mainframe, particularly where those customers do not have a commitment to that platform. Micro Focus' Lift & Shift solution enables these organisations to migrate legacy applications from the older IBM platforms to lower-cost, more open and flexible contemporary platforms, such as Windows, UNIX or Linux. In addition, since the Lift & Shift solution uses development and deployment software that permits the re-use of existing skills and code, Micro Focus believes that migration can occur in a fraction of the time, and at a fraction of the cost and with higher success, than it would take to write new applications or to implement commercial application packages.

Examples of the Lift & Shift projects in which Micro Focus has been involved include:

- Tulane University using Micro Focus' Lift & Shift solution to enable its legacy application code residing on the mainframe to operate in a Windows environment, thereby allowing Tulane to achieve a complete return on its investment within 12 months.
- Valero Energy Corporation using Micro Focus' Lift & Shift solution to migrate a legacy application that processed up to 400,000 credit card transactions per day to a contemporary platform capable of integration with web service frameworks with no major service interruptions.

Micro Focus sells its Lift & Shift software solely through systems integrators, such as Accenture, CSC and EDS, which are responsible for the design, implementation and support of the migration. Micro Focus' software is either delivered on a stand-alone basis or is embedded within the systems integrator's own software; however, in either circumstance, Micro Focus' technology is fundamental to the migration. In addition, Micro Focus works with the Migration Transformation Consortium, or MTC, a worldwide network of over 50 technology companies, to ensure that its Lift & Shift solution can address a broad range of technologies, both legacy and contemporary.

With respect to its collaboration with systems integrators, Micro Focus has made a strategic decision to focus on: (i) continuing to develop its software in order to handle larger, more complex applications across a wider range of platforms and architectures; (ii) ensuring that its software works seamlessly with that of the systems integrator; (iii) training systems integrators to provide front-line customer support; and (iv) ensuring that systems integrators have continuing support from Micro Focus and the MTC as necessary.

Combining Leverage & Extend and Lift & Shift
Micro Focus believes that the intrinsic strength of its Leverage & Extend and Lift & Shift solutions is derived from the fact that they can be implemented across a broad range of technologies and are complementary, meaning that they can be implemented individually or in combination with each other. When used together, Micro Focus believes that its solutions can transform a customer's information technology cost base, increase the scalability of its operations and make legacy applications strategic assets.

Examples of using the two complementary solutions together include:

- ICS CompetenceCentre Bertelsmann using Micro Focus Lift & Shift technology to migrate its legacy book club application from an IBM mainframe to a Windows platform. In doing so, Bertelsmann experienced a significant increase in application performance and reduced costs by approximately

€680,000 per annum. Bertelsmann is now engaged in extending the application with Microsoft's .NET technology to improve the usability of the applications.

- Accenture using Micro Focus' development and deployment software to make its Alnova Financial Solutions product, which was written in COBOL and operated on a mainframe, capable of being delivered to small and medium-sized banking organisations using Microsoft's .NET.

Micro Focus' two complementary solutions enable organisations to extract value from core legacy assets in a way that is evolutionary, cost-effective and proven. At the same time, since both of the Leverage & Extend and Lift & Shift solutions are based on the re-use of existing skills and code, Micro Focus believes its solutions mitigate a number of key risks associated with legacy development and deployment, such as application quality and unavailability and the high failure rate of "rip and replace" alternatives.

Micro Focus Studio and Micro Focus Server Software

Micro Focus considers its development and deployment software to be part of its two principal software suites, or brand families — Micro Focus Studio and Micro Focus Server, respectively. The products comprising Micro Focus' Studio and Server are complementary and can be used as necessary to implement either Leverage & Extend or Lift & Shift solutions.

Currently, nearly all of Micro Focus' turnover is generated by the sale of software underpinning the Leverage & Extend solution; however, the Company does anticipate experiencing significant growth in Lift & Shift over the medium term. Since deployment software typically comprises a substantial majority of the software sold in the context of Lift & Shift, deployment turnover is expected to continue to grow as a proportion of total turnover.

Micro Focus Studio
The Micro Focus Studio family of products is comprised of Micro Focus' development software used to leverage and extend legacy applications in a highly productive, contemporary development environment, irrespective of the deployment architecture of the legacy application.

The Micro Focus Studio brand family includes the following software packages:

- *Micro Focus Revolve® Enterprise Edition* — a tool to help developers to analyse the impact of change and to manage large inventories of code, thereby allowing them to adapt legacy applications more quickly.

- *Micro Focus Mainframe Express™ Enterprise Edition* — a Windows-based, integrated development environment used to modernise legacy applications that are to be deployed on IBM mainframes. Micro Focus Mainframe Express™ Enterprise Edition also allows developers to extend legacy applications into IBM's WebSphere environment and other web services frameworks.

- *Micro Focus .Net Express® with .NET* — an integrated development environment based on Microsoft Visual Studio used to modernise and extend legacy applications with a Microsoft Windows platform, the .NET framework and other web services frameworks. Micro Focus Net Express with .NET can be used in conjunction with Micro Focus Server Express to deploy applications to UNIX and Linux platforms.

- *Micro Focus Server Express™* — a development environment based on UNIX and Linux used to modernise and extend legacy applications that are to be deployed on platforms such as RedHat and Novell Linux, HP-UX, IBM AIX and SUN Solaris with the J2EE environment and web services framework.

Used together, the tools that comprise the Micro Focus Studio software suite are also used to migrate legacy applications from IBM mainframes to contemporary deployment architectures.

Micro Focus Server
The Micro Focus Server family of products is comprised of Micro Focus' deployment software used by customers to integrate and deploy their legacy applications with contemporary architectures and web services frameworks, such as .NET, J2EE and XML.

The Micro Focus Server brand family includes the following software packages:

- *Micro Focus Application Server*™ — a high-performance execution environment that operates on contemporary platforms and permits the deployment of a wide range of legacy applications using service-oriented architectures and web services frameworks.

- *Micro Focus Enterprise Server*™ — a high-performance transaction processing environment that is fully compatible with IBM mainframe technology and permits the deployment of mainframe legacy applications using service-oriented architectures and web services frameworks.

Additional development and deployment tools
Micro Focus also offers additional legacy development and deployment tools, such as Micro Focus APS, Micro Focus AppMaster Builder, Micro Focus Enterprise Link, Micro Focus Object COBOL Development Suite and Micro Focus Eurosmart.

Technology and Product Development

Micro Focus develops its products in the United Kingdom and the United States, with only a small portion of the products being comprised of licensed third-party and open source components. As at 31 January 2005, 144 of Micro Focus' employees, or 29 per cent. of its work force, were employed in the development of technology and product developments and, of that number, 59 per cent. were located in the United Kingdom, with the remainder in the United States.

Micro Focus' investment in products and technology is largely driven by the needs of its customers and the determinations of a group of Micro Focus' senior management team. A general industry trend towards the adoption of service-oriented architectures and the deployment of a wide-range of applications using contemporary architectures and web service frameworks has also been a driving force behind Micro Focus' investment.

Micro Focus applies a three-step product development life cycle plan that includes planning, implementation and stabilisation phases. The planning phase involves the development, definition and design of a new product idea and includes outlining a product development schedule. In the implementation phase, Micro Focus builds the product and conducts confidence and system tests and customer trials to gain feedback. In the stabilisation phase, Micro Focus conducts full testing of the product, fixes bugs and conducts full field tests. The completion of each individual phase will differ depending on the product type and development. Product and project managers are responsible for deciding the extent to which each phase must be completed for any new product.

During the nine months ended 31 January 2005, Micro Focus invested US$17.0 million, or 15.4 per cent. of its total turnover over that period, in its technology and development efforts. This investment was apportioned approximately in thirds among product enhancement initiatives, such as support for Microsoft's .NET framework, new product development efforts and maintenance.

Micro Focus' new product development has focused on: further integration of the Micro Focus development tools with Microsoft's Visual Studio technology; providing support for new platforms in Micro Focus' deployment products, particularly 64-bit platforms; extension of production support to include the IBM mainframe transaction processing; expansion of batch and database sub-systems; expansion of the Lift & Shift solution to incorporate additional mainframe sub-systems; and the development of a new enterprise-wide application understanding tool.

Micro Focus' product operations teams are organised into two functions — development and product management. The development team focuses on delivery of requested product features, maintenance of existing products and research. The product management team focuses on market trends and opportunities, partner and customer needs and identifying and prioritising related product or partnering opportunities. Working with Micro Focus' marketing team, the development and product management teams ensure that Micro Focus maintains its technological leadership while delivering robust, flexible and market-driven software solutions to its customers. For a discussion of the risks associated with technology and product development, please see "Part I — Risk Factors — Business and Industry Risks" of these Supplementary Listing Particulars.

Customers

Micro Focus targets three main customer channels: direct customers, indirect customers (which have purchased Micro Focus' products through packaged application providers or systems integrators) and resellers.

Direct customers
Direct customers purchase Micro Focus' Leverage & Extend solution to maintain and operate core legacy business applications and pay licence and maintenance fees directly to Micro Focus, which in certain circumstances can include customers initially sold Micro Focus products through systems integrators. For the nine months ended 31 January 2005, Micro Focus estimates that revenues attributable to direct customers accounted for 72.6 per cent. of its total turnover.

Indirect customers
For the nine months ended 31 January 2005, Micro Focus estimates turnover attributable to indirect customers accounted for 20.7 per cent. of its total turnover. Indirect customers purchase Micro Focus' software and pay software licence and maintenance fees through packaged application providers and systems integrators. Micro Focus believes indirect customers will become an increasingly important customer channel in line with the Company's strategy.

Packaged application providers
Indirect customers purchase Micro Focus' software and pay software licence and maintenance fees through packaged application providers and systems integrators.

Packaged application providers, such as Lawson and MISYS, embed Micro Focus' software into their packaged applications in order to make those packages capable of being delivered across a broad range of contemporary platforms and architectures. For the nine months ended 31 January 2005, Micro Focus estimates that revenues generated by sales to or through packaged application providers accounted for 15.7 per cent. of its turnover.

Micro Focus' key agreements with packaged application providers include those with:

Lawson — In January 2004, Micro Focus entered into an agreement with Lawson. This agreement allows Lawson to sell certain Micro Focus products to end-users, giving Micro Focus the benefit of Lawson's worldwide marketing and distribution channels. Under the agreement, Micro Focus' software may be either directly licensed or sublicensed (in both cases non-exclusively for a specified term) through Lawson to end-users, or the Micro Focus software may be combined with Lawson's software and sold together as a package. Micro Focus also grants Lawson the right to use its trademarks, logos, trade names and/or service names or marks in promotional, advertising or other materials in connection with Lawson's advertising and support of Micro Focus' products and their combined products. This agreement is for a period of five years and the value of the contract is dependent upon the software requested by Lawson under the purchase orders.

MISYS — Micro Focus entered into a vendor agreement in April 2000 with MISYS pursuant to which it has granted MISYS the right to use certain Micro Focus products internally (in the United States and India) and to distribute them worldwide in combination with additional technology in the form of MISYS products. These Micro Focus products, including Micro Focus Server Express and Micro Focus .Net Express, can only be distributed by MISYS to customers for their internal use. MISYS pays licence fees for the Micro Focus software that it uses internally and royalties for any software that it distributes. Under the agreement, Micro Focus agrees to provide strategic support, training and consulting services to MISYS as required, subject to its standard terms and conditions. Unless terminated for material breach by, or insolvency of either party, this agreement renews annually until terminated upon 90 days' notice.

Systems integrators
Since the introduction of Micro Focus' Lift & Shift solution in April 2004, Micro Focus has sold its Lift & Shift software solely to systems integrators, such as Accenture and EDS. Prior to the introduction of Lift & Shift, systems integrators, such as EDS, also sold Micro Focus' Leverage & Extend software. For

the nine months ended 31 January 2005, Micro Focus estimates that revenues generated by sales to or through systems integrators accounted for a small percentage of its turnover; however, Micro Focus expects such sales to become an important source of turnover in the future.

Micro Focus' key agreements with systems integrators include those with:

EDS — In August 1991, EDS and Micro Focus entered into an agreement under which Micro Focus has committed to providing computer software programs and support to EDS. As part of this support Micro Focus has granted to EDS a worldwide, non-exclusive, perpetual licence to use Micro Focus software on their servers. Unless terminated for material breach by, or insolvency of, either party, this agreement renews annually until terminated upon 90 days' notice.

Accenture — In March 2005, Micro Focus and Accenture entered into an agreement under which Micro Focus has committed to provide software and support to Accenture. Accenture has the right to use Micro Focus' software products in providing systems integrator services to its end-user customers. This agreement is for a period of three years. Thereafter, unless terminated for material breach by or insolvency of either party, this agreement may be renewed annually upon mutual consent of both parties. Either party may terminate the agreement upon 60 days' notice after the expiry of the initial term.

Resellers

Resellers sell Micro Focus' products in geographic areas where Micro Focus does not have a physical presence. For the nine months ended 31 January 2005, Micro Focus estimates that revenues attributable to resellers accounted for the balance of its total turnover after taking into account direct and indirect customers.

Sales and Distribution

As of 31 January 2005, Micro Focus' sales organisation consisted of 163 employees, 33 per cent. of its workforce, organised into direct sales and sales. As of 31 January 2005, Micro Focus' direct sales team, which is responsible for selling software products and initial maintenance contracts, consisted of: 36 field sales personnel and 27 telesales personnel; five sales personnel responsible for sales to packaged application providers; and three sales personnel responsible for sales to resellers. In addition, the direct sales force is augmented by 13 employees who are dedicated to developing Micro Focus' relationships with systems integrators and eight employees who engage in telemarketing to generate potential customers for the field sales and telesales personnel. In addition to the direct sales team, as at 31 January 2005, Micro Focus had 19 employees responsible for selling software maintenance renewal contracts to existing customers

Micro Focus has established three key sales and distribution objectives:

- *Leverage the marketing and sales capabilities of partners* — Micro Focus' management has structured the Company's sales force to align it with its partner-centric distribution strategy. For example, Micro Focus solely relies on systems integrators to deliver its Lift & Shift solution to organisations and leverages their market presence to reach a broader and more diverse customer base than it otherwise might have been able to achieve alone. In support of that goal, within the direct sales team, as at 31 January 2005, Micro Focus had 13 relationship managers solely dedicated to developing and strengthening relationships with systems integrators. Over time, Micro Focus expects the importance of its partner network to grow as it works more closely with platform providers, such as Microsoft, to market the benefits of mainframe migration and seeks to deliver its Leverage & Extend solution through partners as well. For a discussion of the risks associated with reliance on third parties, please see "Part I — Risk Factors — Business and Industry Risks" of these Supplementary Listing Particulars.

- *Create internal and external partner-based sales teams* — Micro Focus' management has teamed its field sales and telesales personnel together on a one-to-one basis in order to ensure that its sales force is working together to identify, manage and execute direct-end-users sales. In addition, to reinforce the alignment of field sales and telesales, each team's compensation is tied to the achievement of combined

performance targets. In addition, Micro Focus has tied the performance criteria against which each of the field sales and telesales teams are judged to their ability to jointly develop the systems integrator sales channel with the dedicated relationship managers.

- *Build longer term and more strategic relationships with its customers* — Micro Focus wants to use the strength of its solutions to offer both development and deployment tools. To the extent that organisations choose to migrate applications from the legacy platforms to contemporary platforms and take advantage of contemporary architectures, Micro Focus has the ability to capture additional deployment revenues through the sale of its Micro Focus Server software suite.

In addition to the three objectives noted above, Micro Focus expects to continue to increase the percentage of its sales force that has its compensation tied to the satisfaction of performance targets, particularly those with responsibility for systems integrator relationship management. As at 31 January 2005, nearly two-thirds of Micro Focus' sales force carried performance quotas.

Micro Focus' Partners

Micro Focus believes that its partnerships are fundamental to its ability to develop, market and distribute its products. Micro Focus' partner-centric strategy focuses on leveraging its relationships with systems integrators, platform providers and members of the MMA and MTC to cost-effectively expand its distribution network and accelerate the market penetration of its Leverage & Extend and Lift & Shift solutions.

Systems integrators
Systems integrators are the sole distribution network for Micro Focus' Lift & Shift solution. Through systems integrators, such as Accenture and EDS, Micro Focus believes that it can achieve more rapid market penetration with its Lift & Shift solution than may occur otherwise. Micro Focus believes it must work closely with these partners to ensure that its Lift & Shift technology properly integrates with the solutions offered by systems integrators, as well as covers a wide range of legacy and contemporary technologies.

Platform providers
Micro Focus works closely with partners such as Microsoft (Windows), IBM (z/OS, AIX and Linux), Hewlett Packard (HP-UX) and Sun Microsystems (Solaris) to ensure that Micro Focus is able to offer performance, scalability and reliability across the widest range of platforms. To that end, Micro Focus has become a Microsoft Gold Certified Partner, a premier Microsoft Visual Studio Industry Partner, a SUN iForce Partner and an IBM Business Partner.

Micro Focus further demonstrated its commitment to Microsoft in February 2005 when it announced that it had selected Microsoft Visual Studio as its single integrated development environment for legacy application development, targeting a wide range of deployment platforms. For a discussion of the risks associated with this arrangement between Microsoft and Micro Focus in respect of Microsoft Visual Studio, please see "Part I — Risk Factors — Business and Industry Risks" of these Supplementary Listing Particulars.

The MMA
In April 2004, together with Microsoft, Micro Focus co-founded the MMA, a group of companies that have agreed to work with Microsoft and Micro Focus to advance and support the technical feasibility of mainframe migration. Each of the member companies offers products or services to support the migration of applications from the mainframe onto Microsoft's Windows platform. In addition to creating greater exposure for the Windows platform, Micro Focus believes that the MMA campaigns will assist in educating the market generally about the value that can be realised through an application of Lift & Shift solutions.

The MTC
Micro Focus has established the MTC, which consists of over 50 companies from around the world that offer complementary software and services to those offered by Micro Focus, in order to ensure that

Micro Focus is able to provide adequate technological and product coverage to its customers, including systems integrators. Members of the MTC include BluePhoenix Solutions, Information Analysis, Inc., MigrationWare, Sonata Software Limited and Transoft, Inc.

Intellectual Property

Micro Focus relies primarily on a combination of licences, trade secrets, confidentiality procedures and agreements, inventors' rights agreements and copyright and trade mark laws to protect its proprietary rights. Micro Focus will make efforts to obtain patents, where it considers it appropriate, in connection with its technologies. For a discussion of the risks associated with Micro Focus' intellectual property, please see "Part I — Risk Factors — Business and Industry Risks" of these Supplementary Listing Particulars.

Patents
Micro Focus is in the process of developing patent applications for its "Assembler to COBOL" conversion technology, which is not considered to be a core technology. These applications will be made in a number of jurisdictions, including in the United Kingdom and the United States, although patent registration may not be available in all relevant jurisdictions. These applications may not be granted, or may be granted in a form narrower than contemplated in the applications. If some of Micro Focus' patent applications are not granted, expire or are successfully attacked or if competitors independently develop equivalent or superior technology without infringing the patent claims, Micro Focus may be unable to exclude competitors from using the technology described by them.

Know-how and trade secrets
Most of Micro Focus' technology is not covered by any patents or patent applications and includes trade secrets and other know-how that is not considered patentable. In addition, some of the Company's intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. Micro Focus licenses, both for internal use and for distribution, some know-how and software licences from third parties, including under a non-exclusive, irrevocable, worldwide, royalty-free licence from MERANT.

The Company seeks to protect its proprietary information and trade secrets that may not be patented or patentable and to secure its rights to inventions, in part, by confidentiality agreements and, if applicable, inventors' rights agreements with customers, partners and employees. Furthermore, these agreements may be breached and Micro Focus may not have adequate remedies for any breach. Even if agreements are in place, Micro Focus' partners and employees may still assert rights to intellectual property arising out of their relationships with the Company.

Copyright
Computer software is normally protected by copyrights. Under the Berne Convention, signatory countries (which include almost every country) will protect the copyrights Micro Focus has in its software without the need for registration or other formalities. In the United Kingdom and the United States, the two primary countries where Micro Focus develops its software, copyrights in the software exist upon creation. Additionally, in the United States, registration is optional and has additional benefits, such as statutory damages. Micro Focus has more than 32 copyright registrations in the United States and has submitted more than ten other applications for registration with the US Copyright Office.

Copyrights only protect certain aspects of the software, such as the source code. Copyrights do not protect the ideas that are embodied in the software. Therefore, it may be possible for competitors or third parties to copy aspects or functionality of computer software or independently develop equivalent software without infringing the copyright in that software.

Trade marks
Micro Focus has trade mark registrations and pending applications for registration at more than 30 national or regional trade mark registries worldwide. The registrations and applications for registration include those for the marks "MICRO FOCUS" in a number of jurisdictions. Registration of the marks "LIFT AND SHIFT" and "UNLOCKING THE VALUE OF LEGACY" are pending in the European Union and the United States. There is no guarantee that any pending applications will proceed to grant or that any registrations granted will provide the full scope of protection desired by Micro Focus.

Micro Focus also uses a number of trade marks that are not registered in any countries. It may not be possible for Micro Focus to prevent competitors from using identical or similar signs to these unregistered marks.

Security interests over intellectual property
In addition, pursuant to the financing arrangements currently in place with Wells Fargo Foothill and DB Zwirn, Micro Focus has granted Wells Fargo Foothill and DB Zwirn a security interest in substantially all of Micro Focus' assets, including its intellectual property. Micro Focus anticipates using all of the net proceeds of the Global Offer and its available cash balances to repay the amounts owed to Wells Fargo Foothill and DB Zwirn. However, if Micro Focus does not repay all amounts outstanding and if it were to default under the loan prior to repayment it may lose its right to its intellectual property and that would have a material adverse impact upon its business prospects, results of operations and financial condition.

Competition

The market into which Micro Focus sells it software is highly competitive and is characterised by rapid technological change, evolving industry standards and consolidation.

Micro Focus' Leverage & Extend solution faces competition from a number of sources:

- Hardware vendors, such as IBM and Fujitsu, typically offer competing products either in a packaged sale (together with hardware) or separately.
- Larger independent software vendors, such as Compuware and Computer Associates, typically offer competing products as part of a broad portfolio of software products.
- Smaller independent software vendors, such as AcuCorp and Jacada, typically offer competing products as part of a narrower portfolio of software products.

Micro Focus' Lift & Shift solution faces competition from a number of sources in the market, including hardware vendors, such as IBM, Fujitsu and Sun Microsystems, that typically offer their own solutions and in some cases incorporate Micro Focus technology to help companies migrate from mainframes to other platforms.

Micro Focus believes that the principal competitive factors in the market for application modernisation and mainframe migration solutions are: product features and functionality; the ability to extend legacy applications into a large number of modern platforms; the flexibility to migrate large numbers of programming languages onto a wide range of modern platforms; proven capability to navigate complex mainframe infrastructures; demonstrable return on investment; and price.

Micro Focus believes that as a result of its deep knowledge of both legacy and contemporary platforms, its comprehensive product offering and its lengthy track record of performance, it is well positioned to compete in this market.

For further information about the risks posed to Micro Focus as a result of operating in a competitive environment, please see "Part I — Risk Factors — Business and Industry Risks" of these Supplementary Listing Particulars .

Employees

As at 30 April 2002, 2003 and 2004, Micro Focus had 458, 490 and 492 employees, respectively, and the average number of total employees for the periods then ending was 460, 470 and 483, respectively. The average length of service for Micro Focus' employees is in excess of eight years, and it considers its relations with employees to be good. There are no unions or similar representative organisations representing the employees.

The table set out below provides a breakdown of Micro Focus' employees by function and geographic location:

	As at 30 April 2002				As at 30 April 2003				As at 30 April 2004			
	Tech & Prod Dev	Sales & Marketing	Support	General & Admin	Tech & Prod Dev	Sales & Marketing	Support	General & Admin	Tech & Prod Dev	Sales & Marketing	Support	General & Admin
North America	57	66	32	29	58	73	32	32	59	72	32	34
United Kingdom	74	40	15	42	80	45	15	40	83	52	15	39
Rest of World	2	64	19	18	1	73	20	21	1	65	20	20
Total	133	170	66	89	139	191	67	93	143	189	67	93

Facilities

Micro Focus' principal facilities are located in Newbury in the United Kingdom and Rockville, Maryland in the United States. These facilities are leased by Micro Focus. The leases for the property comprising the Newbury facility expire in 2009, and the lease for the property comprising the Rockville facility expires in 2010. Micro Focus also has research and development facilities in the United Kingdom and the United States and sales and marketing offices in the United Kingdom, Australia, Belgium, France, the Netherlands, the United States and Canada. Further details of Micro Focus' facilities are set out in "Part XIV — Additional Information".

Part III: Management and Significant Shareholder

1 Directors And Senior Management

Details of the Company's Directors and the senior management are set out below.

2 Board of Directors

The Directors of the Company are:

Name	Age	Years in Group	Position
Kevin Loosemore	46	*	Non-Executive Chairman
Anthony Hill	55	18	Executive Director, Chief Executive Officer and President
Richard Lloyd	47	14	Executive Director and Chief Financial Officer
David Dominik	49	3	Non-Executive Director
Prescott Ashe	38	3	Non-Executive Director
David Maloney	49	*	Non-Executive Director

Note:

* *Messrs Loosemore and Maloney were appointed to the Board on 4 April 2005.*

Kevin Loosemore (Non-executive Chairman) — Mr Loosemore was the Chief Operating Officer of Cable & Wireless plc until 31 March 2005 having served in that capacity since April 2003. Prior to that, he was President of Motorola Europe, Middle East and Africa, having joined Motorola from IBM UK where he was Chief Executive and a member of the IBM Worldwide Management Committee. From 1997 to 1999 Mr Loosemore was Managing Director of De La Rue Card Systems where he served on the board. Mr Loosemore's early career was spent with IBM UK where he began as a systems engineer before moving into sales and marketing and later took on a number of senior management roles culminating in the position of General Manager of IBM Europe's Distribution business. Mr Loosemore was a non-executive Director of The Big Food Group until the business was acquired in February 2005. Mr Loosemore has a degree in politics and economics from Oxford University.

Anthony Hill (Executive Director and Chief Executive Officer) — Dr Hill became Chief Executive Officer and President of the Group in August 2001. Since 1987, Dr Hill has worked in a variety of positions including as UK country manager, European marketing head, vice president of European sales and most recently senior vice president and general manager, directing the development and marketing strategies. Prior to joining the Group in 1987, Dr Hill was European manager for software products at Scientific Software Intercomp, where he directed product development and customer support. Previously, he was a senior consultant at UK Systems House Scicon, specialising in delivering custom-developed applications for the oil industry. Dr Hill has an undergraduate degree in mathematics from Oxford University. He also has a masters degree in pure mathematics from Newcastle-upon-Tyne University and a doctorate in applied mathematics from Newcastle-upon-Tyne Polytechnic.

Richard Lloyd (Executive Director and Chief Financial Officer) — Mr Lloyd was named the Group's Chief Financial Officer in August 2001. Since 1991, Mr Lloyd has worked in a variety of finance positions including as European controller and international controller directing business planning and financial strategies. Prior to joining the Group in 1991, Mr Lloyd was controller at Cullinet Software where he managed finance operations for the company's Europe and Middle East division. Mr Lloyd has extensive experience in the financial services, manufacturing and government sectors. Mr Lloyd is a Chartered Secretary.

David Dominik (Non-Executive Director) — Mr Dominik has been a Managing Director of Golden Gate since its inception in 2000. Prior to co-founding Golden Gate, Mr Dominik spent ten years as a Managing Director at Bain Capital. While there, he successfully focused on making operationally intensive growth investments, with a particular emphasis in the information, software, semiconductor and electronic hardware industries. The common theme for Mr Dominik has been partnering with management to pursue buyouts of companies applying technology or operating in technology-related industries. Mr Dominik was responsible for managing Information Partners, a specialised fund within Bain Capital that focused on opportunities in the information services and software markets. Mr Dominik also served on the investment committee of Brookside, Bain Capital's public equity hedge fund. In addition, Mr Dominik opened and ran the California office for Bain Capital. Previously, Mr Dominik was a partner at Zero Stage Capital, an early stage technology venture capital firm where he helped co-found several successful technology ventures. He was an early investor and assistant to the chairman of Genzyme Corporation. He also served as a consultant at Bain & Company. Mr Dominik has his juris doctor degree from Harvard Law School (cum laude) and an AB in social studies (economics & history) from Harvard College (magna cum laude; Phi Beta Kappa).

Prescott Ashe (Non-Executive Director) — Mr Ashe has been a Managing Director of Golden Gate since its inception in 2000. Prior to co-founding Golden Gate, Mr Ashe was a Principal at Bain, which he initially joined in 1991, and prior to Bain Capital he was a consultant at the global strategy consultancy, Bain & Company. Mr Ashe has more than 14 years of private equity investing experience spanning both growth-equity and management buy-out transactions. During his career, he has participated in more than 50 acquisitions/recapitalisations with aggregate transaction values in excess of US$5.0 billion. Mr Ashe focuses on the following industry segments: software; semiconductors; electronic manufacturing and other outsourced business services; traditional manufacturing; and consumer products/retail. Mr Ashe has his juris doctor degree from Stanford Law School and a bachelor of science degree in business administration from the University of California at Berkeley.

David Maloney (Non-Executive Director) — Mr Maloney is a Non-Executive Director of Virgin Mobile Holdings (UK) plc and assisted its Board through the £500 million flotation of the business on the London Stock Exchange in 2004. Mr Maloney was Chief Financial Officer of the global hotel group Le Meridien Hotels and Resorts from January 2002 until December 2003, and prior to that was Chief Financial Officer of Thomson Travel Group and Preussag Airlines. His previous career included 12 years with Avis Europe plc latterly as the group's Finance Director when he oversaw the flotation of the business on the London Stock Exchange in 1997 and as Managing Director of the group's Spanish subsidiary. The early part of his career was spent with Mobil Oil Corporation and Paramount Pictures Corporation. Mr Maloney is a Fellow of the Chartered Institute of Management Accountants and has a degree in economics from Heriot Watt University, Edinburgh.

3 Senior Management

The Group's senior management team is as follows:

Name	Age	Years in Group	Position
Ian Archbell	51	13	Vice President, Product Management
Gary Crook	40	20	Vice President, Development
Michael Gilbert	56	19	Vice President, Marketing; Director of Product Strategy
Richard Levy	44	20	Vice President, Development
Stuart McGill	43	21	Vice President, Europe and Middle East Sales
Joseph Mascio	63	9	Vice President, SupportLine
Richard Simpson	47	3	Vice President, Worldwide Sales

Ian Archbell (Vice President of Project Management) — As Vice President of the Group's Product Management organisation, Mr Archbell is responsible for the overall management of Micro Focus' products. Prior to joining the Group, Mr Archbell spent more than 14 years with IBM where he held product development, product management and product marketing leadership positions. As IBM's UK

PC Software Marketing Manager, Mr Archbell was a core member of the task force responsible for the launch of the IBM PC in the United Kingdom. Mr Archbell has an established leadership record in both product development and marketing, as well as substantial experience in both the mainframe and PC markets. Mr Archbell holds a master's degree in business administration from Cranfield University in the United Kingdom.

Gary Crook (Vice President of Development) — As Vice President of Development for the Group, Mr Crook is responsible for the development, delivery and maintenance of the Group product portfolio for distributed platforms. Most recently, Mr Crook led the Company's development of products that integrate business applications with contemporary technologies such as .NET, XML, Java and Web services. Mr Crook has an extensive background in the development of business applications and more than 20 years' tenure with the Group, where he has worked in a variety of technical and leadership positions.

Mike Gilbert (Vice President of Marketing and Director of Product Strategy) — Dr Gilbert was named Vice President of Marketing at the Group in February 2004. He is responsible for setting the marketing strategy and product marketing efforts worldwide. Prior to this appointment, Dr Gilbert was director of product strategy, a role that he has retained with his expanded role. Dr Gilbert joined the development group of the Group in 1984, and among other innovations, led the team that built the first Object Oriented COBOL compiler. Dr Gilbert has also spent time as a customer services consultant at the Group, and with the Product Management team. Prior to joining the Group, Dr Gilbert led research into programmed nuclear plant safety systems at a UK government research organisation. Dr Gilbert also worked as development manager with Michael Jackson Systems Ltd., a software development methodology company. Dr Gilbert holds an undergraduate degree in physics and electronics from Manchester University, a certificate in education from York University and a doctorate in applied physics from Cambridge University.

Richard Levy (Vice President, Development) — As Vice President for Development at the Group, Mr Levy is responsible for the development and roll-out of the Group's product line. Mr Levy joined the Group in 1985 and has worked in quality assurance, project management and product operations positions throughout his tenure with the Group. Prior to joining the Group, Mr Levy was a mainframe COBOL programmer and database administrator with the UK Ministry of Defence.

Stuart McGill (Vice President, Europe and Middle East Sales) — Mr McGill was named Vice President of Europe and Middle East Sales in August 2001. He first joined the Group in 1984 and worked in a number of positions including Europe and Middle East sales, head of worldwide marketing based in the United States, business development (acquisitions) and managing Europe and Middle East Year 2000 operations. Prior to joining the Group, Mr McGill worked for, and was trained by, Shell in a number of roles. Mr McGill has also created, developed and sold businesses in the software development and marketing service sectors. Mr McGill holds an undergraduate degree in mechanical engineering and a masters degree in engineering, economics and management from Birmingham University.

Joseph Mascio (Vice President, SupportLine) — As Vice President for the Group's SupportLine, Mr Mascio is responsible for worldwide technical support for the Group's product line. Mr Mascio joined the Group in 1995 as the director of North American support. Prior to joining the Group, Mr Mascio was the director of technical support for Sperry Corporation, where he was responsible for servicing more than 16 sales regions throughout North America. During his tenure at Sperry Corporation, Mr Mascio developed the database processing language, ESCORT, that later became the basis for Structured Query Language (SQL). Before working at Sperry Corporation, Mr Mascio held various software development positions specialising in compiler development at such organisations as Honeywell, Dupont, the US Department of Energy and Volt Technologies. Mr Mascio co-founded Eagle Software, an early entry company in the microcomputing software sector and served as Chief Executive Officer of Megasystems, Inc, a time sharing services company. Mr Mascio holds a bachelor of science in mathematics from St Joseph's University in Pennsylvania and a master of science in mathematics from Villanova University in Pennsylvania.

Richard Simpson (Vice President, Worldwide Sales) — Mr Simpson joined the Group in January 2002 to lead the worldwide sales organisation and is responsible for all sales distribution channels and field based technical services. Mr Simpson has more than 20 years of sales experience and prior to joining the Group, Mr Simpson held a variety of sales and management roles within the information technology industry, working with companies focused on hardware sales, like Prime Computer, and with software and services organisations like Ingres (formerly known as Relational Technology International) and Sybase, where he spent six years and served as the European Director of Internet Strategy.

4 Corporate Governance

At Admission, the Board will consist of the non-executive Group Chairman (an independent non-executive Director), the other independent non-executive Director, two non-executive Directors, both representing Golden Gate, and two executive Directors. David Maloney has been nominated as the senior independent Director.

The Board has established an audit committee, a remuneration committee and a nomination committee. The audit committee is chaired by David Maloney and its other member is Kevin Loosemore. The audit committee, which will meet not less than four times a year, will from Admission have responsibility for, amongst other things, the planning and review of the Group's interim and annual financial statements. It will oversee the Group's relationship with its external auditors and review the effectiveness of the external audit process. The committee will focus particularly on compliance with legal requirements, accounting standards and the rules of the UK Listing Authority. It will have responsibility for reviewing the effectiveness of the Group's system of internal controls and risk management systems. The ultimate responsibility for reviewing and approving the interim and annual financial statements remains with the Board.

The remuneration committee is chaired by Kevin Loosemore and its other member is David Maloney. The committee, which will meet not less than twice a year, will with effect from Admission have responsibility for making recommendations to the Board on the Group's policy on the remuneration of senior management, for the determination, within agreed terms of reference, of specific remuneration packages for each of the executive Directors, senior managers and Chairman, including pension rights, any compensation payments and implementation of share incentive plans and for ensuring that the disclosure of Directors' remuneration complies with the rules of the UK Listing Authority.

The nomination committee is chaired by Kevin Loosemore and its other members are David Maloney and David Dominik. The committee, which will meet not less than twice a year, will with effect from Admission have responsibility for making recommendations on the composition of the Board and its committees, retirements and appointments of additional and replacement Directors and making appropriate recommendations to the Board.

The Directors support high standards of corporate governance. Following Admission they intend to comply with the Combined Code, except as set out below:

The Combined Code states that: "Except for smaller companies, at least half the board, excluding the Chairman, should comprise non-executive directors determined by the board to be independent. A smaller company should have at least two independent non-executive directors." Other than the Chairman, one of the Directors is a non-executive Director that is considered by the Board to be independent.

In addition, the Combined Code recommends that the audit, remuneration and nomination committees comprise either exclusively or a majority of independent non-executive Directors, and that there should be at least three (or, in the case of smaller companies, two) members. Given the intended number of Directors serving on the audit committee and the remuneration committee, on Admission the Company will not comply with this recommendation of the Combined Code.

In the near term, the Directors intend to appoint additional independent non-executive Directors to the Board, and to the audit and remuneration committees, and will endeavour to comply with the Combined Code in the medium term.

At Admission, the Group will not have an established internal audit function. However, detailed plans have been drawn up to create such a function shortly after Admission. It will report to David Maloney, as Chairman of the Audit Committee.

5 Significant Shareholders

On 29 April 2005, the Company entered into an agreement with Golden Gate that regulates the ongoing relationship between the Company and Golden Gate (the "Relationship Agreement"). The Relationship Agreement is designed to ensure that the Company is and will be capable of carrying on its business independently of Golden Gate and members of the Golden Gate Group and that all transactions and relationships between the Company and Golden Gate are and will be at arm's length and on a normal commercial basis even though Golden Gate will continue to be a significant shareholder following Admission. In this regard, if the Golden Gate Funds are notified by any Executive Director that any member of the Group is pursuing an investment opportunity involving a business relating predominantly to COBOL software development tools or mainframe migration software, then the Golden Gate Funds have agreed that they shall not pursue such opportunity. Further details of the Relationship Agreement are given in paragraph 13.3 of "Part XIV — Additional Information" of these Supplementary Listing Particulars.

In addition, each of David Dominik and Prescott Ashe have undertaken to the Company in their letters of appointment as non-executive Directors to procure that, as soon as reasonably practicable after either of them becomes aware of an investment opportunity first discovered after the date of such letters of appointment which relates predominantly to COBOL software development tools or mainframe migration software, the Company will be provided with notice of such investment opportunity and will have a right of first refusal exercisable for a period of ten business days to pursue such investment opportunity, provided always that neither of them shall be under any such obligation if and to the extent it would otherwise constitute a breach of any duty of confidentiality or fiduciary duty.

On or around 28 April 2005, MFIHL, MFIL and GGC Administration entered into a termination agreement pursuant to which the parties agreed that the advisory agreement, dated 10 August 2001 and entered into between them, shall terminate (other than in respect of an indemnity in respect of all claims and losses suffered by GGC Administration arising out of advisory services provided pursuant to the Agreement) upon Admission and upon the payment by MFIL or MFIHL, or one of their respective subsidiaries, of an aggregate sum of US$4,000,000 to GGC Administration or its designee. Further details of this agreement are given in paragraph 13.4 of "Part XIV — Additional Information" of these Supplementary Listing Particulars . There is also a side letter agreement between MFIL and the Golden Gate Funds, which is described in paragraph 13.7 of "Part XIV — Additional Information" of these Supplementary Listing Particulars .

The advisory agreement referred to in the preceding paragraph between MFIHL, MFIL and GGC Administration was entered into on 10 August 2001. Under the agreement, GGC Administration agreed to perform certain services for MFIL and/or its subsidiaries, including, but not limited to, providing strategic advice on potential acquisitions and disposals, in return for a fee of US$150,000 per fiscal quarter (or such higher amount, not exceeding US$450,000, as the parties may agree), plus expenses, in addition to a one-off fee of US$700,000 for certain related services. This agreement, apart from an indemnity from MFIL to members of the Golden Gate Group against all claims and losses arising out of the agreement, was terminated by the GGC Administration termination agreement discussed above.

On or around 28 April 2005, MFIHL, MFIL and Parallax Capital entered into a termination agreement pursuant to which the parties agreed that the advisory agreement, dated 10 August 2001 and entered into between them, shall terminate (other than in respect of an indemnity in respect of all claims and losses suffered by Parallax Capital arising out of advisory services provided pursuant to the Agreement) upon Admission and upon the payment by MFIL or MFIHL, or one of their respective subsidiaries, of the sum of US$600,000 to Parallax Capital or its designee. Further details of this agreement are given in paragraph 13.5 of "Part XIV — Additional Information" of these Supplementary Listing Particulars

There is also a side letter agreement between MFIHL, MFIL and Parallax Capital, which is described in paragraph 13.8 of "Part XIV — Additional Information" of these Supplementary Listing Particulars.

The advisory agreement referred to in the preceding paragraph between MFIHL, MFIL and Parallax Capital was entered into on 10 August 2001. Under the agreement, Parallax Capital agreed to perform certain services for MFIL and/or its subsidiaries, including, but not limited to, providing strategic advice on potential acquisitions and disposals, in return for a fee of US$150,000 per fiscal quarter (plus expenses), in addition to a one-off fee of US$700,000 for certain related services. This agreement, apart from an indemnity from MFIL to Parallax Capital Group against all claims and losses arising under the agreement, was terminated by the Parallax Capital termination agreement discussed above.

Part IV: Selected Consolidated Financial Information

The selected historical consolidated financial information for the nine months ended and as at 30 April 2002, the financial years ended and as at 30 April 2003 and 2004 and the nine months ended and as at 31 January 2004 and 2005 is extracted without material adjustment from the Accountants' Report under UK GAAP included in Part VI of these Supplementary Listing Particulars and has been prepared in accordance with UK GAAP. The historical audited consolidated financial information for the Operating Group for the nine months ended and as at 30 April 2002 represents the first period of financial performance of Micro Focus International Limited following the Demerger.

Micro Focus' Accountants' Reports have been prepared in accordance with UK GAAP, with the exception of the Accountants' Reports under IFRS in Parts VII and IX, which differ in certain respects from US GAAP. For a discussion of certain differences between UK GAAP and US GAAP and IFRS and US GAAP as applicable to Micro Focus, please see "Part XII — Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP" of these Supplementary Listing Particulars.

The following selected historical financial information should be read in conjunction with "Part I — Risk Factors", "Part VI — Accountants' Report under UK GAAP", including the notes therein, and "Part V — Operating and Financial Review and Prospects" in these Supplementary Listing Particulars. Prospective investors should read the whole document and not just rely on the historical financial information below. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

Profit and Loss Accounts

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	2004	Nine months ended 31 January 2004	2005
	(US$'000)	(US$'000)		(US$'000)	
Turnover	78,910	114,913	126,268	91,735	110,484
Cost of sales	(5,981)	(8,061)	(8,279)	(6,302)	(4,622)
Gross profit	72,929	106,852	117,989	85,433	105,862
Selling and distribution costs	(26,175)	(34,581)	(39,697)	(29,411)	(34,611)
Research and development	(13,978)	(20,214)	(22,350)	(16,628)	(17,013)
Amortisation of goodwill	(2,826)	(3,769)	(3,769)	(2,826)	(2,826)
Share-based compensation payments	(61)	(30)	(840)	(676)	(2,063)
Reorganisation costs	(3,528)	—	—	—	—
Other administrative expenses	(14,716)	(25,497)	(26,094)	(19,204)	(20,962)
Administrative expenses	(21,131)	(29,296)	(30,703)	(22,706)	(25,851)
Operating profit	11,645	22,761	25,239	16,688	28,387
Net interest payable	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)
Profit on ordinary activities before taxation	2,563	16,157	22,006	14,296	23,332
Tax on profit on ordinary activities	(5,093)	(5,650)	(7,771)	(5,051)	(8,424)
(Loss)/profit for the financial period	(2,530)	10,507	14,235	9,245	14,908
Dividends	—	(28,726)	(28,450)	(28,450)	(68,800)
Accumulated loss for the financial period	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
(Loss)/earnings per ordinary share					
— basic	(2.09)c	7.24c	9.78c	6.35c	10.18c
— diluted	(2.03)c	7.09c	9.49c	6.17c	9.96c
Earnings per ordinary share before goodwill amortisation					
— basic	0.24 c	9.84c	12.37c	8.30c	12.11c
— diluted	0.24 c	9.63c	12.00c	8.05c	11.85c

Other Financial Data

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005
	(US$'000)	(US$'000)		(US$'000)	
EBITDA is calculated as follows:					
Operating Profit, as reported under UK GAAP	11,645	22,761	25,239	16,688	28,387
Add back:					
Depreciation	1,485	1,869	1,849	1,406	1,512
Amortisation	2,826	3,769	3,769	2,826	2,826
Earnings before Interest, Taxation, Depreciation and *Amortisation* ("EBITDA")[1]	15,956	28,399	30,857	20,920	32,725
Adjusted EBITDA is calculated as follows:					
Operating Profit, as reported under UK GAAP	11,645	22,761	25,239	16,688	28,387
Add back:					
Depreciation	1,485	1,869	1,849	1,406	1,512
Amortisation	2,826	3,769	3,769	2,826	2,826
Share-based compensation	61	30	840	676	2,063
Non-recurring costs:					
Management charges	900	1,200	1,200	900	900
Reorganisation costs	3,528	—	—	—	—
Redundancy costs	493	—	562	562	—
Other non-recurring costs	—	—	—	—	743
Adjusted EBITDA[1]	20,938	29,629	33,459	23,058	36,431

Note:

(1) EBITDA and Adjusted EBITDA are non-GAAP measures but are included because Micro Focus' management believes that they are important indicators of the underlying historical performance of the Operating Group. EBITDA and Adjusted EBITDA should not be considered as a substitute for operating profit, profit for the financial period, cash flow or other profit and loss account or cash flow data computed in accordance with UK GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. The underlying financial data used in the calculation of Adjusted EBITDA and EBITDA has been extracted without material adjustment from Micro Focus' Accountants' Report under UK GAAP included in Part VI of these Supplementary Listing Particulars.

Balance Sheet

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	2004	Nine months ended 31 January 2004	2005
	(US$'000)	(US$'000)		(US$'000)	
Fixed assets					
Intangible assets	49,942	46,173	42,404	43,347	39,578
Tangible assets	4,044	4,390	4,115	4,166	3,820
	53,986	50,563	46,519	47,513	43,398
Current assets					
Stock	320	190	312	313	452
Debtors	41,412	33,625	37,925	32,434	37,398
Deferred tax assets	11,462	9,506	5,998	7,226	4,151
Investments	150	726	7,166	2,006	4,565
Cash at bank and in hand	15,859	10,793	17,254	16,821	33,559
	69,203	54,840	68,655	58,800	80,125
Creditors — amounts falling due within one year	(70,972)	(64,892)	(73,654)	(67,665)	(78,275)
Net current assets/(liabilities)	(1,769)	(10,052)	(4,999)	(8,865)	1,850
Total assets less current liabilities	52,217	40,511	41,520	38,648	45,248
Creditors — amounts falling due after more than one year	(34,337)	(41,053)	(55,517)	(57,243)	(111,179)
Net assets/(liabilities)	17,880	(542)	(13,997)	(18,595)	(65,931)
Capital and reserves					
Called up share capital	1	1	1	1	1
Share premium account	20,253	2,939	2,946	2,940	3,446
Profit and loss (deficit)	(2,605)	(3,296)	(17,062)	(22,215)	(69,022)
Other reserves	231	(186)	118	679	(356)
Total equity shareholders' funds/(deficit)	17,880	(542)	(13,997)	(18,595)	(65,931)

Part V:
Operating and Financial Review and Prospects

The following review should be read in conjunction with the Accountants' Report under UK GAAP set out in Part VI and the rest of these Supplementary Listing Particulars. Investors should read the whole document and not just rely on key or summarised information. The financial information in this Part V has been extracted without material adjustment from the Accountants' Report under UK GAAP set out in Part VI and Micro Focus' accounting records. This Part V involves forward-looking statements that involve risks and uncertainties. Micro Focus' actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under "Part I — Risk Factors — Business and Industry Risks" and elsewhere in these Supplementary Listing Particulars.

The Accountants' Report under UK GAAP set out in Part VI to these Supplementary Listing Particulars includes audited financial information for the nine months ended and as at 30 April 2002, the financial years ended and as at 30 April 2003 and 2004 and the nine months ended and as at 31 January 2004 and 2005. The historical consolidated financial information for the Group for the nine months ended and as at 30 April 2002 represents the first period of financial performance of MFIL following the Demerger.

Overview

Micro Focus International plc is a leading provider of legacy development and deployment software. Micro Focus markets two complementary solutions to manage legacy development and deployment — Leverage & Extend and Lift & Shift. Each of these solutions is implemented using Micro Focus' software. Generally, Micro Focus' software is considered by the Company to be in one of two brand families — either Micro Focus Studio or Micro Focus Server. Those products that comprise the Micro Focus Studio suite are application development tools and those that comprise the Micro Focus Server brand families are application deployment tools. In addition to the principal development and deployment tools that form the Micro Focus Studio and Server brand families, respectively, Micro Focus sells other software packages used for purposes other than Leverage & Extend and Lift & Shift; however, such sales do not constitute a significant turnover stream for Micro Focus.

With respect to its software sales, Micro Focus generates licence and maintenance fees. In addition, Micro Focus also generates turnover from a limited degree of consultancy and training services which it provides to its customers and members of its partner network.

Licence fees

Micro Focus receives licence fees from direct customers (which include customers that have obtained the software directly from Micro Focus and other end-users that have obtained the software through systems integrators, but who remit payments directly to Micro Focus) or indirect customers (which includes packaged application providers and systems integrators) and resellers. Generally, licence fees received by Micro Focus are determined by the software product sold and the number of licences purchased.

Where Micro Focus sells its software products through packaged application providers, systems integrators or resellers, the licence fees are generally paid by the ultimate customer directly to the respective packaged application provider, systems integrator or reseller. With respect to sales through packaged application providers, licence fees are payable to the Company by the packaged application provider upon the issuance of a quarterly royalty report to Micro Focus. The Company receives payment, typically within 30 days of the issuance of the report, irrespective of the terms the packaged application provider has negotiated with the ultimate customer. These sales are made on a no return basis. With respect to sales to direct customers or through systems integrators (whether direct or indirect) and resellers, Micro Focus receives a purchase order or other requisition statement for the software. Payment of the licence fees is made to Micro Focus by the direct customer, systems integrator or reseller upon delivery of the software and on standard payment terms, typically 45 to 60 days, although receipt of payment may from time to time extend beyond that period.

Nearly all of Micro Focus' software licences are perpetual and, once purchased, do not require any further payment to be made by the purchaser for continued use of that version of the software purchased.

Maintenance fees
Micro Focus also receives initial and renewal maintenance fees from customers that have contracted with Micro Focus to provide certain technical support and software updates. Initial maintenance fees are invoiced simultaneously with the purchase of the licensed software and typically cover an initial 12 month period. Renewal maintenance fees represent turnover generated by the customer's purchase of a further maintenance contract beyond the initial 12 month period.

With respect to the payment of maintenance fees by direct customers, packaged application providers, systems integrators and resellers, such payments are made to Micro Focus on the same basis as the respective licence fees. Micro Focus' typical renewal maintenance contract is generally for a period of 12 months and is paid in advance by the customer; however, the length and timing of renewal may be adjusted in certain circumstances where requested by the customer. During the nine months ended 31 January 2005, 90 per cent. of Micro Focus' existing customers in the United States, United Kingdom and Germany combined (which collectively represented 74.6 per cent. of the maintenance fee turnover generated during the period) renewed their maintenance contracts, and the price of the maintenance contract was between 15 per cent. and 21 per cent. of the licence fee, depending on the level of customer service and support provided by Micro Focus.

Consultancy fees
Micro Focus also derives turnover from the provision of consulting and training services to its customers and members of its partner network.

Factors Affecting Results of Operations

Development and deployment turnover
Prior to the current financial year, Micro Focus generated the majority of its turnover from the sale of development software. However, for the nine months ended 31 January 2005, Micro Focus has increased the percentage of its turnover which is attributable to the sale of deployment software. Furthermore, the mix of development and deployment turnover for the nine months ended 31 January 2005 suggests that there is an increasing trend towards deployment software sales. Micro Focus' management believes that this trend has been principally driven by the following four factors:

- the general industry trend towards organisations looking for ways to extend legacy applications to new internal and external user communities using service-oriented architectures and web services frameworks, hence driving the need for more deployment resources;

- the increasing ability of Micro Focus' Leverage & Extend solution to be applied to larger, more complex applications which, in turn, has meant greater usage of Micro Focus' underlying deployment software;

- the reduction in the price of Micro Focus' development software to stimulate higher deployment and maintenance turnover; and

- the growth of Lift & Shift opportunities, which depend on deployment software to a greater extent than Leverage & Extend.

Currently, nearly all of Micro Focus' turnover is generated by the sale of software underpinning the Leverage & Extend solution; however, the Company anticipates significant growth in Lift & Shift over the medium term. Since deployment software typically comprises a substantial majority of the software sold in the context of Lift & Shift, the Company expects deployment turnover to continue to grow as a proportion of total turnover.

Increased use of leveraged sales channels
Micro Focus' sales and distribution strategy relies on partners to expand the market for Leverage & Extend and Lift & Shift solutions. The pursuit and implementation of its partner-centric sales and distribution strategy is expected to have an increasing impact on Micro Focus' turnover, cost of sales and selling and distribution costs as follows:

- *Turnover* — Micro Focus has leveraged its partners to increase the market for its software solutions. Working with larger industry participants, such as Accenture, EDS and Microsoft, has increased Micro Focus' ability to access a broader and more diverse customer base than it may have been able to achieve otherwise. In addition, as mentioned above, the strategy to deliver its Lift & Shift solution through systems integrators has not only increased its market access, but also has helped to develop a solid turnover stream from the sale of deployment software licences and maintenance.

- *Cost of sales* — Part of Micro Focus' partner-centric strategy is to reduce the level of front-line customer support that it provides to the end-user of its product. However, Micro Focus expects its overall customer support costs will increase over time as a result of providing a greater degree of second-line support to systems integrators in the context of a growing number of Lift & Shift opportunities. Micro Focus expects that, despite the overall increase to cost of sales, turnover will increase at a faster rate and ultimately increase gross profit.

- *Selling and distribution costs* — Since the Demerger, Micro Focus has made significant investments in its sales force to align it with the partner-centric sales and distribution model, including the addition of 13 employees solely responsible for managing Micro Focus' relationships with systems integrators. As a result of this and the costs of redundancies experienced in 2003 and 2004 due to the realignment, Micro Focus' selling and distribution costs have increased over the period from August 2001, albeit at a slower rate in more recent periods. Over time, Micro Focus expects that turnover generated through its partners channels will grow more quickly than its selling and distribution costs, hence improving the efficiency of its sales channels.

For a discussion of risks associated with this partner-centric strategy, please see "Part I — Risk Factors —Business and Industry Risks" of these Supplementary Listing Particulars.

Tax rate impact
The Group has historically sought to structure its affairs in a tax efficient manner. The Company has been incorporated in the Cayman Islands and prior to Admission, the Company is changing its legal structure to align its corporate structure and tax strategy to that which would be expected of a major UK listed group, managed from the United Kingdom, with significant operations in the major trading nations.

Although the Company believes adequate provisions have been made in the UK GAAP accounts for tax liabilities which may arise if its past legal structure is viewed in an unfavourable light by the various taxing jurisdictions from where the Group conducts its business, Micro Focus' financial condition and results of operations may be adversely affected should actual tax liabilities exceed such provisions.

Seasonality
Micro Focus experiences a degree of seasonality in licence turnover with generally higher quarterly turnover as the financial year progresses, generally followed by a decline in the first quarter of each new financial year. The Group's management believes that this trend is primarily due to the Group's commission and bonus structure which incentivises cumulative sales as the year progresses, coupled with the impact of requiring the sales force to attend a number of training courses in the first quarter of each financial year. However, over time, Micro Focus expects that its recurring turnover from maintenance fees and its repeatable turnover from packaged application providers will lessen the impact of seasonality on its business.

Foreign exchange and currency
Because Micro Focus operates in several countries and reports in US dollars, it is exposed to foreign currency rate fluctuations. Micro Focus has significant businesses in the United Kingdom, Europe and

Japan, which generate turnover in currencies other than the US dollar. For the nine months ended 31 January 2005, businesses outside North America accounted for 50.7 per cent. of Micro Focus' total turnover for the period. Micro Focus is exposed to currency transaction risks when its local businesses enter into transactions using a currency other than their functional currency. Since Micro Focus does not hedge its exposure, this mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material.

In addition, fluctuations in the exchange rate between the pound sterling, euro, yen and other currencies in which Micro Focus transacts certain aspects of its business relative to the US dollar may cause fluctuations in reported financial information that are not necessarily related to Micro Focus' underlying operations. As a result, comparability of Micro Focus' performance between financial periods can also be significantly affected.

During the periods under review, Micro Focus' results of operations have been materially impacted by the depreciation of its reporting currency, the US dollar, against pounds sterling, euro and yen. In particular, Micro Focus' reported turnover, cost of sales and operating costs have all been impacted by currency fluctuations. Micro Focus expects that its results of operations will continue to be affected by currency movements in the US dollar, pounds sterling, euro and yen going forward.

Geographic segmentation
Micro Focus segments its business on a geographic basis into three regions: North America; Europe and the Middle East; and the Rest of World. Micro Focus sells its software, directly or indirectly, throughout the world and generates turnover and incurs costs principally in US dollars, pounds sterling, euro and yen. The following table sets forth the Company's turnover and profitability by geographic segment for the periods indicated:

Geographic analysis of turnover and profitability

	Nine months ended 30 April	Year ended 30 April		Nine months ended 31 January	
	2002	2003	2004	2004	2005
	(US$'000)	(US$'000)		(US$'000)	
North America					
Turnover	45,036	60,165	61,357	44,559	54,446
Profit on ordinary activities before interest and taxation	6,356	16,332	17,138	10,851	21,891
Europe and the Middle East					
Turnover	27,477	43,895	47,537	35,397	42,151
Profit on ordinary activities before interest and taxation	5,489	6,485	4,353	4,235	4,840
Rest of World					
Turnover	6,397	10,853	17,374	11,779	13,887
Profit on ordinary activities before interest and taxation	(200)	(56)	3,748	1,602	1,656
Total turnover	78,910	114,913	126,268	91,735	110,484
Total profit on ordinary activities before taxation[1]	2,563	16,157	22,006	14,296	23,332

Note:

(1) *Total profit on ordinary activities is shown net of interest payable, which (in thousands) was $9,082, $6,604, $3,233, $2,392 and $5,055 for the periods indicated, respectively.*

Geographical analysis of turnover
During the periods presented above, in North America, Micro Focus' turnover was impacted by the under performance of its sales organisation prior to the realignment and running-off of residual equipment manufacturer agreements retained by Micro Focus following the Demerger. The turnover decline principally affected North America's performance during the nine months ended 30 April 2002 and the financial year ended 30 April 2003. During those periods, Micro Focus' turnover growth appears

to be relatively flat; however, Micro Focus was improving the sustainability of its sources of turnover by replacing the terminating MERANT contracts with new contracts generated by its direct sales force and systems integrators. Recently, PeopleSoft, one of the principal packaged application providers using Micro Focus' software, was acquired by Oracle and management expects that Oracle is unlikely to continue with the current PeopleSoft application packages, which would result in no further licence revenue being generated from PeopleSoft going forward. However, Micro Focus does anticipate that it will still be able to generate ongoing maintenance fees based on the existing PeopleSoft application packages.

In Europe and the Middle East, Micro Focus has achieved stable underlying growth as a result of efforts to leverage its partner distribution network and has benefited from the depreciation of the US dollar against both pounds sterling and euro.

With respect to Micro Focus' performance in the Rest of World, the increase in turnover and profit is attributable to the success of its Japanese operations. Japan was the first market where Micro Focus' management introduced the partner-centric sales and distribution model and, based on the implementation of its partner-centric approach, Micro Focus has been able to expand its market presence.

Consolidated Profit and Loss Accounts

The following describes certain line items in Micro Focus' consolidated profit and loss accounts:

Turnover
Turnover consists primarily of turnover derived from licence fees, maintenance fees and consultancy and training services. Micro Focus recognises turnover in accordance with its "Turnover Recognition" policy set out in "Part VI — Accountants' Report under UK GAAP". For further information about Micro Focus' sources of turnover, see "Overview" above.

Cost of sales
Cost of sales generally consists of customer support, as this function directly supports maintenance sales, and the cost of providing consulting and training.

Selling and distribution costs
Micro Focus' selling and distribution costs consist primarily of sales and marketing costs, including sales force related expenses.

Research and development
Research and development represents the costs of Micro Focus' technology and product initiatives, including the cost of personnel.

Administrative expenses
Administrative expenses consist of amortisation of goodwill, share-based compensation payments, reorganisation costs and other administrative expenses.

Net interest payable
Net interest payable largely relates to interest payable by Micro Focus under its outstanding debt facilities with Wells Fargo Foothill and DB Zwirn. For further information about these debt facilities, please see — "Long-term debt arrangements" below.

The following table sets out selected profit and loss data for each of the periods indicated as a percentage of turnover.

Profit and Loss Data

	Nine months ended 30 April	Year ended 30 April		Nine months ended 31 January	
	2002	2003	2004	2004	2005
	(per cent.)	(per cent.)		(per cent.)	
Turnover	100.0	100.0	100.0	100.0	100.0
Cost of sales	(7.6)	(7.0)	(6.6)	(6.9)	(4.2)
Gross profit	92.4	93.0	93.4	93.1	95.8
Selling and distribution costs	(33.2)	(30.1)	(31.4)	(32.1)	(31.3)
Research and development	(17.7)	(17.6)	(17.7)	(18.1)	(15.4)
Amortisation of goodwill	(3.6)	(3.3)	(3.0)	(3.1)	(2.6)
Share-based compensation payments	(0.1)	(0.0)	(0.7)	(0.7)	(1.9)
Reorganisation costs	(4.5)	—	—	—	—
Other administrative expenses	(18.6)	(22.2)	(20.7)	(20.9)	(19.0)
Administrative expenses	(26.8)	(25.5)	(24.3)	(24.8)	(23.4)
Operating profit	14.8	19.8	20.0	18.2	25.7
Net interest (payable)/receivable	(11.5)	(5.7)	(2.6)	(2.6)	(4.6)
Profit on ordinary activities before taxation	3.2	14.1	17.4	15.6	21.1
Tax on profit on ordinary activities	(6.5)	(4.9)	(6.2)	(5.5)	(7.6)
(Loss)/profit for the financial period	(3.2)	9.1	11.3	10.1	13.5
Dividends	—	(25.0)	(22.5)	(31.0)	(62.3)
Accumulated loss for the financial period	(3.2)	(15.9)	(11.3)	(20.9)	(48.8)

Results of Operations

Comparison of the Nine Months Ended 31 January 2005 and 2004

Turnover

	Nine months ended 31 January			
	2004		2005	
	(U.S.$'000)	(per cent.)	(U.S.$'000)	(per cent.)
Licence Fees[1]	47,583	51.9	58,701	53.1
Maintenance Fees[1]	41,200	44.9	48,944	44.3
Consultancy Fees[1]	2,952	3.2	2,839	2.6
Total turnover	91,735	100.0	110,484	100.0

Note:
(1) The Directors use the split of turnover between licence fees, maintenance fees and consultancy fees in order to assess the future revenue flows from the current portfolio of customers.

Turnover for the nine months ended 31 January 2005 increased by 20.4 per cent. to US$110.5 million from US$91.7 million for the nine months ended 31 January 2004. However, using a constant exchange rate during the period, turnover increased by 16.3 per cent.

The increase of US$18.7 million over the period was principally driven by a 23.4 per cent. increase in licence fees and an 18.8 per cent. increase in maintenance fees. The increase in licensing turnover was principally attributable to increased volumes of licence sales, particularly in North America, as a result of Micro Focus' efforts to leverage its partners' distribution networks. Within licence sales, the proportion of turnover generated from sales of deployment software, particularly with respect to the UNIX

platform, continued to increase, partially driven by the overall industry trend towards the use of service-oriented architectures and web services frameworks. Contributing to these gains were licence fees generated by a new PeopleSoft contract as of 1 May 2004 and additional sales activities of resellers. However, these gains were partially offset by the impact of reduced prices with respect to Micro Focus' development software.

The increase in maintenance fees was driven by increasing licence sales during the nine months ended 31 January 2005, as well as maintenance renewal fees for licences sold during the prior financial year. Consultancy fees during the period continued to decrease on an absolute basis and as a percentage of total turnover, in line with the Company's overall strategy with respect to the provision of consultancy and training services in the future.

Cost of sales
Cost of sales for the nine months ended 31 January 2005 decreased by 26.7 per cent. to US$4.6 million from US$6.3 million for the nine months ended 31 January 2004. The decrease in cost of sales was principally driven by a reduction in headcount as a result of the Group's implementation of its partner-centric approach towards customer support and a reduction in the level of consulting and training services provided during the period.

In addition, cost of sales continued to decline as a percentage of turnover from 6.9 per cent. for the nine months ended 31 January 2004 to 4.2 per cent. for the comparable period in 2005 principally attributable to strong turnover growth and the factors discussed above.

Gross profit
As a result of the foregoing, gross profit for the nine months ended 31 January 2005 increased by 23.9 per cent. to US$105.9 million from US$85.4 million for the nine months ended 31 January 2004. Due to its ability to continue to reduce cost of sales relative to total turnover over the period, the Company was able to improve its gross profit margin from 93.1 per cent. for the nine months ended 31 January 2004 to 95.8 per cent. for the nine months ended 31 January 2005.

Selling and distribution costs
Selling and distribution costs for the nine months ended 31 January 2005 increased by 17.7 per cent. to US$34.6 million from US$29.4 million for the nine months ended 31 January 2004.

The principal driver of the US$5.2 million increase in selling and distribution costs over the period was the hiring of additional members of the sales force, particularly relationship managers for the accounts of systems integrators, in order to capitalise on Lift & Shift growth opportunities. In addition to initial hiring costs, Micro Focus also experienced an increase in the amount of commissions it paid to its sales personnel during the period, principally driven by the growth in the volume of development and deployment software sold. Micro Focus also experienced higher non-US dollar denominated sales and marketing salary costs due to the continued depreciation of the US dollar against pounds sterling over the period.

Selling and distribution costs decreased as a percentage of total turnover during the period from 32.1 per cent. of total turnover to 31.3 per cent. principally attributable to the strength in turnover growth during the period.

Research and development
Research and development for the nine months ended 31 January 2005 increased by 2.3 per cent. to US$17.0 million from US$16.6 million for the nine months ended 31 January 2004, which was fairly stable and represents a slight increase in expenditures associated with releases of version updates for existing products as well as ongoing development of new products and technologies.

While research and development increased slightly in absolute terms, it decreased as a percentage of total turnover during the period from 18.1 per cent. to 15.4 per cent., principally attributable to the strength in turnover growth during the period.

Administrative expenses
Administrative expenses for the nine months ended 31 January 2005 increased by 13.9 per cent. to US$25.9 million from US$22.7 million for the nine months ended 31 January 2004.

The US$3.1 million increase was attributable to a US$1.8 million increase in other administrative expenses, reflecting costs related to the Global Offer, and a US$1.4 million increase in share-based compensation costs. The increase in share-based compensation costs reflects the issuance of additional options pursuant to the Company's employee share option plans during the period.

Administrative expenses decreased as a percentage of total turnover during the period from 24.8 per cent. of total turnover to 23.4 per cent., principally attributable to the strength in turnover growth during the period.

Operating profit
As a result of the foregoing, operating profit for the nine months ended 31 January 2005 increased by 70.1 per cent. to US$28.4 million from US$16.7 million for the nine months ended 31 January 2004. In addition, operating profit increased during the period by over seven percentage points from 18.2 per cent. of total turnover to 25.7 per cent.

EBITDA
EBITDA for the nine months ended 31 January 2005 increased by 56.4 per cent. to US$32.7 million from US$20.9 million for the nine months ended 31 January 2004. In addition to the matters discussed above, the increase in EBITDA during the period was attributable to a slight increase in depreciation charges for the nine months ended 31 January 2005. For the reasons discussed above, EBITDA as a percentage of total turnover increased to 29.6 per cent. from 22.8 per cent.

Adjusted EBITDA
Adjusted EBITDA for the nine months ended 31 January 2005 increased by 58.0 per cent. to US$36.4 million from US$23.1 million for the nine months ended 31 January 2004. Adjusted EBITDA as a percentage of total turnover increased to 33.0 per cent. from 25.1 per cent.

Net interest payable
Net interest payable for the nine months ended 31 January 2005 increased by 111.3 per cent. to US$5.1 million from US$2.4 million for the nine months ended 31 January 2004. The US$2.7 million increase was attributable to a US$1.3 million increase in interest charges as a result of higher average outstanding loan balances during the nine months ended 31 January 2005 as compared to the prior nine month period and a US$1.5 million charge representing accelerated amortisation of issue costs based on the planned early repayment of a portion of the Company's long-term debt arrangements with Wells Fargo Foothill and DB Zwirn. The increased interest costs resulted in net interest payable increasing as a percentage of total turnover over the period from 2.6 per cent. to 4.6 per cent.

Profit on ordinary activities before taxation
Profit on ordinary activities before taxation for the nine months ended 31 January 2005 increased by 63.2 per cent. to US$23.3 million from US$14.3 million for the nine months ended 31 January 2004. Profit on ordinary activities before taxation as a percentage of turnover increased during the period from 15.6 per cent. to 21.1 per cent.

Tax on profit on ordinary activities
Tax on profit on ordinary activities for the nine months ended 31 January 2005 increased by 66.8 per cent. to US$8.4 million from US$5.1 million for the nine months ended 31 January 2004. The US$3.4 million increase experienced during the period is principally attributable to increased taxes due to increased profitability, both in the United Kingdom and abroad, during the period, partially offset by a decrease in deferred taxes.

Profit for the financial period
Profit for the nine months ended 31 January 2005 increased by 61.3 per cent. to US$14.9 million from US$9.2 million for the nine months ended 31 January 2004.

amounts outstanding under the refinanced facilities as compared to the prior period. The absolute decrease in net interest payable also resulted in net interest payable decreasing as a percentage of total turnover over the period from 5.7 per cent. to 2.6 per cent.

Profit on ordinary activities before taxation
Profit on ordinary activities before taxation for the financial year ended 30 April 2004 increased by 36.2 per cent. to US$22.0 million from US$16.2 million for the financial year ended 30 April 2003. Profit on ordinary activities before taxation as a percentage of turnover increased during the period by over three percentage points from 14.1 per cent. to 17.4 per cent.

Tax on profit on ordinary activities
Tax on profit on ordinary activities for the financial year ended 30 April 2004 increased by 37.5 per cent. to US$7.8 million from US$5.7 million for the nine months ended 31 January 2004. The US$2.1 million increase experienced during the period is principally attributable to increased taxes outside of the United Kingdom attributable to improved profitability and an increase in deferred taxes.

Profit for the financial period
Profit for the financial year ended 30 April 2004 increased by 35.5 per cent. to US$14.2 million from US$10.5 million for the financial year ended 30 April 2003.

Dividends
Dividends paid by Micro Focus during the financial year ended 30 April 2004 were broadly consistent with the dividends paid during the financial year ended 30 April 2003. For the financial year ended 30 April 2004, Micro Focus paid US$28.5 million in dividends and for the financial year ended 30 April 2003, Micro Focus paid US$28.7 million.

Accumulated loss for the financial period
As a result of the foregoing, the accumulated loss for the financial year ended 30 April 2004 was US$14.2 million compared to an accumulated loss of US$18.2 million for the financial year ended 30 April 2003. As noted above, this position is primarily attributable to dividends paid by the Company to its existing shareholders.

Discussion of Operating and Financial Performance For the Financial Year Ended 30 April 2003 and the Nine Months Ended 30 April 2002

The financial information provided in these Supplementary Listing Particulars for the financial year ended 30 April 2003 and the nine months ended 30 April 2002 are not comparable due to the different accounting periods. The historical consolidated financial information for the Group for the nine months ended and as at 30 April 2002 represents the first period of financial performance of MFIL following the Demerger.

Discussion
Turnover continued to increase over the period, largely driven by increasing volumes of licence sales, principally as a result of increased demand for Leverage & Extend solutions. Within licence sales, Micro Focus management believes that turnover generated by sales of deployment software grew at a higher rate than turnover associated with development software, which was consistent with industry trends towards the use of service-oriented architectures and web services frameworks. However, these volume gains were partially offset by the impact of reduced prices with respect to Micro Focus' development software. Micro Focus also experienced strong growth in its turnover attributable to maintenance renewal fees.

However, reported growth in turnover was partially offset by the expiration of residual original equipment manufacturer agreements retained by Micro Focus following the Demerger. The impact of this contract run-off was primarily experienced in North America.

Cost of sales for the financial year ended 30 April 2003 were broadly in line with the trends exhibited during the nine months ended 30 April 2002.

The combination of the turnover and cost of sales trends supports management's belief that there was a positive underlying trend in gross profit over the period.

During this period, Micro Focus believes that selling and distribution costs decreased on an annualised basis, as during the nine months ended 30 April 2002 Micro Focus' management was focused on establishing the business following the Demerger and building a sales and distribution network, as well as a sales force, that was aligned to the Company's partner-centric model. Following the significant investment made in the prior period, Micro Focus' distribution costs incurred for the financial year ended 30 April 2003 declined on an annualised basis to a level more consistent with the costs going forward.

In addition, during the period, Micro Focus continued to incur significant costs related to research and development.

With respect to administrative expenses, Micro Focus believes that overall administrative costs decreased from the nine months ended 30 April 2002 to the financial year ended 30 April 2003 on an annualised basis due to increasing headcount and salary costs following the Demerger.

Given the performance of its costs over the period, Micro Focus' management believes that there was a positive underlying trend in operating profit as well. However, due to the strong appreciation of pounds sterling, euro and yen against the US dollar over the period, Micro Focus' management believes that currency movements also had a significant positive impact on Micro Focus' reported operating profit for the financial year ended 30 April 2003 as compared to the nine months ended 30 April 2002.

As a result of the foregoing, management also believes there was solid growth in both EBITDA and Adjusted EBITDA in the financial year ended 30 April 2003 continuing the trends exhibited during the nine months ended 30 April 2002.

In August 2002 and March 2003, Micro Focus refinanced its then existing long-term debt arrangements, and Micro Focus' management believes that, as a result, the net effect was that there was a slight increase in the level of interest payments in the financial year ended 30 April 2003 as compared to the nine months ended 30 April 2002 on an annualised basis, driven by higher average amounts outstanding under the facilities during the financial year ended 30 April 2003.

As a result of the relatively higher selling and distribution and administrative costs as a percentage of turnover during the nine months ended 30 April 2002, Micro Focus was able to improve significantly its profit on ordinary activities before taxation during the financial year ended 30 April 2003.

As Micro Focus incurred a loss for the nine months ended 30 April 2002, it did not pay a dividend to its shareholders; however, for the financial year ended 30 April 2003, as discussed earlier, Micro Focus paid US$28.7 million to shareholders.

Overall, Micro Focus' management believes that its profitability improved during the financial year ended 30 April 2003 as compared with the nine months ended 30 April 2002.

Quarterly Turnover

The following table sets forth the Company's turnover by quarter for the periods presented:

	2001	2002				2003				2004				2005
	Nine Months ended 30 Apr 2002			Year ended 30 Apr 2003				Year ended 30 Apr 2004				Nine months ended 31 Jan 2005		
	31 Oct	31 Jan	30 Apr	31 Jul	31 Oct	31 Jan	30 Apr	31 Jul	31 Oct	31 Jan	30 Apr	31 Jul	31 Oct	31 Jan
	(US$ '000)													
Licence fees[1]	12,392	12,118	13,830	12,506	13,808	15,500	17,539	13,859	16,418	17,306	16,628	17,188	19,696	21,817
Maintenance fees[1]	11,879	11,651	11,401	11,475	12,311	13,030	13,453	13,326	13,141	14,733	16,780	15,480	16,362	17,102
Consultancy fees[1]	1,476	2,291	1,872	1,451	1,324	1,247	1,269	977	1,136	839	1,125	837	979	1,023
Total turnover	25,747	26,060	27,103	25,432	27,443	29,777	32,261	28,162	30,695	32,878	34,533	33,505	37,037	39,942

Note:

(1) The Directors use the split of turnover between licence fees, maintenance fees and consultancy fees in order to assess the future revenue flows from the current portfolio of customers.

The audited quarterly data on total turnover shown above exhibits the underlying growth trends in turnover generated by licence and maintenance fees and the strategic decline of fees associated with the provision of consulting and training services.

Micro Focus experiences a degree of seasonality in licence turnover with generally higher quarterly turnover as the financial year progresses, generally followed by a decline in the first quarter of each new financial year. The Group's management believes that this trend is primarily due to the Group's commission and bonus structure which incentivises cumulative sales as the year progresses, coupled with the impact of requiring the sales force to attend a number of training courses in the first quarter of each financial year. However, over time, Micro Focus expects that its recurring turnover from maintenance fees and its repeatable turnover from packaged application providers will lessen the impact of seasonality on its business.

Micro Focus' quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside its control. These factors include: the level of expenditure committed to legacy development and deployment by information technology organisations; the degree to which organisations adopt web-enabled services; the rate at which organisations migrate applications from the mainframe; the degree of competition faced by Micro Focus; foreign currency exchange rate movements; growth in the information technology services market, general economic and business conditions, particularly in the Europe and the United States; changes in technology and competition; and the Company's ability to attract and retain personnel.

Since Micro Focus' operating results may fluctuate and be difficult to predict, its management believes that a quarter-to-quarter comparison of Micro Focus' operating results does not necessarily provide a good indication of Micro Focus' future performance.

Liquidity and Capital Resources

Historical cash flows

The following table sets forth the Company's historical cash flows for each of the periods presented:

UK GAAP	Nine months ended 30 April 2002	Year ended 30 April 2003	2004	Nine months ended 31 January 2004	2005
	(US$'000)	(US$'000)		(US$'000)	
Net cash inflow from operating activities	21,300	25,031	31,726	22,336	35,222
Returns on investments and servicing of finance	—	—	—	—	—
Net interest paid	(3,645)	(4,488)	(3,019)	(2,264)	(3,391)
Net cash outflow from returns on investments and servicing of finance	(3,645)	(4,488)	(3,019)	(2,264)	(3,391)
Taxation	—	(1,657)	(2,417)	(2,026)	(2,073)
Acquisitions	(55,016)	1,864	—	—	—
Capital expenditure					
Purchase of tangible fixed assets	(3,069)	(2,139)	(1,207)	(721)	(1,035)
Sale of tangible fixed assets	182	—	—	—	—
Net cash outflow for capital expenditure and financial investment	(2,887)	(2,139)	(1,207)	(721)	(1,035)
Equity dividends paid to shareholders	—	(28,726)	(28,450)	(28,450)	(68,800)
Net cash outflow before use of liquid resources and financing	(40,248)	(10,115)	(3,367)	(11,125)	(40,077)
Net cash (outflow)/inflow from the management of liquid resources	(150)	(576)	(6,440)	(1,280)	(2,601)
Net cash inflow from financing	56,257	4,130	15,557	18,101	52,875
Increase/(decrease) in net cash	15,859	(6,561)	5,750	5,696	15,399

Net cash inflow from operating activities
For the nine months ended 31 January 2005, Micro Focus generated net cash inflow from operating activities of US$35.2 million, an increase of 57.7 per cent. over the US$22.3 million achieved during the nine months ended 31 January 2004. The increase in net cash inflow was principally attributable to the increase in operating profit for the nine months ended 31 January 2005.

For the financial year ended 30 April 2004, Micro Focus generated a net cash inflow from operating activities of US$31.7 million, an increase of 26.7 per cent. over the US$25.0 million achieved during the financial year ended 30 April 2003. The increase in net cash inflow was driven by the improved operating performance of Micro Focus, specifically through increased sales of software and the effective management of its working capital position. In particular, during the financial year ended 30 April 2004, the increases in Micro Focus' accounts payable, accruals and deferred turnover largely offset the increases in accounts receivable resulting from increased sales volumes.

For the financial year ended 30 April 2003, Micro Focus' management believes the trend in net cash inflow from operating activities deteriorated over the prior period principally due to a decrease in creditors outstanding.

Going forward, the Company anticipates that its principal source of cash from operating activities will continue to be generated by software licence and maintenance fees.

Net cash outflow from returns on investments and servicing of finance
For the nine months ended 31 January 2005, Micro Focus incurred a net cash outflow from returns on investments and servicing of finance of US$3.4 million, an increase of 49.8 per cent. compared with the US$2.3 million outflow incurred during the nine months ended 31 January 2004. The increase in net cash outflow was largely attributable to an increase in net interest paid during the period.

For the financial year ended 30 April 2004, Micro Focus incurred a net cash outflow from returns on investments and servicing of finance of US$3.0 million, a decrease of 32.7 per cent. compared with the US$4.5 million outflow incurred during the financial year ended 30 April 2003. This principally reflects the effects of the refinancing of the facilities in August 2002 and March 2003, as well as a higher average level of debt outstanding for the financial year ended 30 April 2003.

Taxation
For the nine months ended 31 January 2005, Micro Focus incurred a cash outflow of US$2.1 million related to taxation, which was a slight increase from the US$2.0 million cash outflow incurred during the nine months ended 31 January 2004.

For the financial year ended 30 April 2004, Micro Focus incurred a cash outflow of US$2.4 million related to taxation, which was an increase of 45.9 per cent. over the US$1.7 million cash outflow incurred for the financial year ended 30 April 2003. The increase is principally attributable to the improved profits of the Company for the financial year ended 30 April 2004.

Acquisitions
For the nine month period ended 30 April 2002, Micro Focus experienced a cash outflow of US$55.0 million which was solely attributable to the purchase of the business from MERANT in August 2001. During the financial year ended 30 April 2003, Micro Focus received a cash adjustment to the purchase price of US$1.9 million from MERANT.

Net cash outflow for capital expenditure
For the nine months ended 31 January 2005, Micro Focus incurred a net cash outflow for capital expenditure of US$1.0 million, an increase of 43.6 per cent. compared with the US$0.7 million outflow incurred during the nine months ended 31 January 2004. The increase in net cash outflow was principally attributable to the purchase of additional computer hardware over the later period.

For the financial year ended 30 April 2004, Micro Focus incurred a net cash outflow for capital expenditure of US$1.2 million, a decrease of 43.6 per cent. from the US$2.1 million outflow experienced

during the financial year ended 30 April 2003. The decrease for the financial year ended 30 April 2004 reflects a reduction in asset purchases during the period.

For the nine months ended 30 April 2002, Micro Focus' net cash outflow for capital expenditure was US$2.9 million. However, excluding the amounts paid with respect to the acquisition, Micro Focus' capital expenditures declined significantly during the financial year ended 30 April 2003, driven by Micro Focus' need to comply with certain restrictive covenants relating to permissible levels of capital expenditure in the debt facilities arranged by Wells Fargo and DB Zwirn.

Pursuant to Micro Focus' long-term debt arrangements, Micro Focus has an annual limit on its ability to make capital expenditures of US$3.0 million. As the Company anticipates using all of the net proceeds of the Global Offer and existing cash resources to repay such arrangements, following such repayment, it does not expect to have any ongoing contractual limitations on its capital expenditures. However, it currently does not anticipate experiencing a significant increase to the existing levels of capital expenditure.

Equity dividends paid to shareholders
For the nine months ended 31 January 2005 and 2004, Micro Focus paid US$68.8 million and US$28.5 million, respectively, in dividends to its existing shareholders.

For the financial years ended 30 April 2004 and 2003, Micro Focus paid US$28.5 million and US$28.7 million, respectively, in dividends to its existing shareholders.

Net cash inflow from financing
For the nine months ended 31 January 2005, Micro Focus had a net cash inflow from financing of US$52.9 million, representing a substantial increase over the US$18.1 million achieved during the nine months ended 31 January 2004. This US$34.8 million increase was principally attributable to the drawdown of additional debt under Micro Focus' existing long-term financing arrangements with Wells Fargo Foothill and DB Zwirn, partially offset by the repayment of debt owed to Golden Gate and other lenders.

For the financial year ended 30 April 2004, Micro Focus had a net cash inflow from financing of US$15.6 million, representing a substantial increase over the US$4.1 million achieved during the financial year ended 30 April 2003. The increase in net cash inflow was primarily attributable to reduced repayments under the existing long-term debt facilities in the financial year ended 30 April 2004. For the financial year ended 30 April 2003, Micro Focus repaid US$28.7 million of its outstanding debt, compared with US$8.9 million for the financial year ended 30 April 2004.

During the nine months ended 30 April 2002, Micro Focus had a net cash inflow from financing of US$56.3 million, principally reflecting US$19.5 million in proceeds from a issuance of equity securities to investors and a US$41.7 million increase in debt outstanding as a result of the financing arrangements with Golden Gate Capital and Wells Fargo.

Working capital statement
Micro Focus, in its opinion, believes that the Group has sufficient working capital, taking into account existing financing arrangements and its net proceeds from the Global Offer, for its present requirements, that is at least for the next 12 months from the date of these Supplementary Listing Particulars.

Off-balance sheet arrangements
The Company does not have any material off-balance sheet arrangements.

Contractual Obligations and Commitments

Maturity of financial liabilities

The maturity profile of the carrying amount of Micro Focus' financial liabilities, other than short-term trade creditors and accruals, during the periods of the consolidated Accountants' Report was as follows:

	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005		
	Debt					Finance lease obligations	Total
	(US$'000)					(US$'000)	(US$'000)
In one year or less, or on demand	8,156	6,908	10,097	10,090	6,771	—	6,771
In more than one year but not more than two years	8,677	5,574	10,097	10,090	9,270	82	9,352
In more than two years but not more than five years	2,877	32,132	39,940	42,440	96,100	148	96,248
In more than five years	21,118	—	—	—	—	—	—
Total	40,828	44,614	60,134	62,620	112,141	230	112,371

The weighted average interest rate for the financial liabilities above with a fixed rate of interest is as follows:

	Nine months ended 30 April 2002		Year ended 30 April 2003		Year ended 30 April 2004		Nine months ended 31 January 2005	
Currency	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
	(%)	(Months)	(%)	(Months)	(%)	(Months)	(%)	(Months)
US dollar	18.5	72	—	—	—	—	8.5	27

Floating rate financial liabilities bear interest at rates, based on relevant national London inter-bank offer rate equivalents, which are fixed in advance.

Committed revolving credit line

Micro Focus had the following undrawn but committed revolving credit line available during the period covered by the Accountants' Report in respect of which all conditions precedent had been met at the relevant date:

	Floating rate				
	Nine months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	Nine months ended 31 January 2004	Nine months ended 31 January 2005
	(US$'000)				
Expiring within 1 year	10,000	10,000	1,250	1,250	750
	10,000	10,000	1,250	1,250	750

Following the Global Offer, the Company plans to terminate the debt facility with Wells Fargo Foothill and DB Zwirn pursuant to which this revolving credit line is made available. However, the Company may obtain similar credit lines in the future.

Operating lease commitments

The Operating Group had annual commitments under non-cancellable operating leases expiring as follows:

	Nine months ended 30 April 2002		Year ended 30 April 2003		Year ended 30 April 2004		Nine months ended 31 January 2004		Nine months ended 31 January 2005	
	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Annual commitments under non-cancellable operating leases expiring:										
Within one year	124	187	1,811	127	1,155	228	273	14	540	74
Within two to five years	8,623	297	6,396	636	1,967	392	2,472	305	3,021	395
After five years	2,376	—	626	—	232	—	475	—	265	—
	11,123	484	8,833	763	3,354	620	3,220	319	3,826	469

Long-term debt arrangements

MFIL, MFIHL, MF(US), MFIP and MFGH (each and collectively, the "Borrower" as the context requires) have entered into a credit agreement dated 21 October 2004 with Wells Fargo (as Arranger, Administrative Agent and Security Trustee) and DB Zwirn Special Opportunities Fund (together with Wells Fargo and any other lender that may join the Facility Agreement from time to time, the "Financier") (the "Facility Agreement"). The Facility Agreement was entered into for the purpose of refinancing previous loan facilities.

The Facility Agreement provides for a US$75,000,000 term loan facility ("Term Loan Facility A"); a US$40,000,000 term loan facility ("Term Loan Facility B"); and a revolving facility of a maximum of US$2 million (the "Revolving Facility"). The Facility Agreement terminates on 21 October 2008. Any outstanding amounts due on that date must be immediately repaid by the Borrower, subject to any refinancing which may take place. The Facility Agreement does not provide the Borrower with an option to extend the facility. If the Borrower chooses to terminate the Facility Agreement prior to 21 October 2008, it must pay a penalty amount upon cancellation equivalent to the "Applicable Prepayment Premium" in addition to any other amounts it owes under the Facility Agreement. As of the date of these Supplementary Listing Particulars, the Borrower had drawn down US$111,250,000 under the Facility Agreement.

The Borrowers have the option for each facility to have interest charged at a rate based upon the Wells Fargo prime base rate ("Base Rate") or at a rate based upon LIBOR ("LIBOR Rate"), subject to certain conditions.

If the Borrower draws down money under the Base Rate option, the interest rate is the Base Rate plus a margin of: (i) in relation to Term Loan Facility A and the Revolving Facility, 0.50 percentage points; and (ii) in relation to Term Loan Facility B, 3.00 percentage points. If the Borrower selects the LIBOR Rate option, the interest rate is LIBOR plus a margin of: (i) in relation to Term Loan Facility A and the Revolving Facility, 3.00 percentage points; and (ii) in relation to Term Loan Facility B, 5.00 percentage points.

In the event of and during the continuation of an "event of default", a default interest payment equivalent to 2.00 per cent. is payable on any outstanding amounts under the Facility Agreement. In addition, the Borrower paid a commitment fee upon obtaining the initial advance under the Facility Agreement and pays other customary, periodic fees.

Term Loan Facility A is to be repaid on the first day of each month in monthly instalments of US$625,000 for the period between 1 November 2004 and 1 October 2005, US$710,000 for the period between 1 November 2005 and 1 October 2006, and US$960,000 every month after that. Term Loan

Facility B is to be repaid in one repayment on maturity of the agreement. Amounts borrowed under the Revolving Facility may be repaid and reborrowed at any time during the term of the Facility Agreement. Any outstanding unpaid principal balance and all accrued and unpaid interest under any of the facilities is due and payable on the date of termination of the Facility Agreement. The Borrower has the right to terminate the Facility Agreement upon at least 15 days' written notice to the Financier. The Financier may terminate the Facility Agreement when an event of default occurs.

The Facility Agreement requires the Borrower to undertake and observe affirmative and negative covenants, including, but not limited to, covenants relating to the provision of financial information to the Financier and to maintain certain specified financial ratios, as further described in paragraph 13 of "Part XIV — Additional Information" of these Supplementary Listing Particulars. The Facility Agreement contains negative covenants that restrict the Borrower from undertaking certain types of actions, including, among other things, creating particular types of security interests, giving guarantees, disposing of assets, making distributions, changing the principal nature of the Borrower's business, incurring additional debt or being the subject of a change of control.

Micro Focus (UK) Limited, MFL and Micro Focus (Canada) Limited/Espace Micro Focus (Canada) Limited (each and collectively, the "Guarantor" as the context requires) each provide a guarantee to the Financier under which they each irrevocably and unconditionally guarantee the obligations of each Borrower under the Facility Agreement (the "Guarantees"). In addition, the Facility Agreement is secured by a number of other security interests in favour of the Financier, including a charge over the shares of a subsidiary company, MFGH, granted by MFIL; debentures provided by each of MFGH, Micro Focus (UK) Limited and MFL; and charges over deposits provided by MFL (all documents creating security, collectively, the "Security Documents"). Micro Focus International Limited has also entered into a subordination agreement with the Financier.

The Facility Agreement sets out a number of events of default including, but not limited to, the failure to pay, insolvency and a general event of default which captures any breaches of any term of the Facility Agreement (for example, the "change of control" covenant). A "change of control" would occur if any of the following events occur: (i) Golden Gate (and/or one or more of the investment funds managed by it) and Parallax Capital directly or indirectly fail to own more than 65 per cent. of the voting stock of MFIL (provided that an issue of stock to parties other than Golden Gate (and/or one or more of the investment funds managed by it) and Parallax Capital that results in the percentage held by those parties being less than 65 per cent. will not result in a change of control so long as those parties directly or indirectly continue to own more than 50 per cent. of the voting stock of MFIL which allows those parties to vote for the election of members of the board of directors of MFIL) (ii) a majority of the Board of Directors of Micro Focus International Limited do not constitute Continuing Directors (as defined in the Facility Agreement), or (iii) any Borrower or Guarantor cease to directly or indirectly own and control 100 per cent. of the outstanding capital stock of each of its respective subsidiaries (other than as the result of certain permitted dispositions) as of the date of making the initial advance under the Facility Agreement. Although under the Facility Agreement the Borrower has a prescribed grace period to rectify a limited number of events of default, there is no grace period in the event that most events of default are triggered, such as in the event of a failure to pay or a change in control.

While the terms of the Facility Agreement do not require the Borrower to make a mandatory repayment of all outstanding amounts on the occurrence of an event of default, the Financier has the right to declare all obligations of the Borrower to be immediately due and payable. In addition, an event of default will generally trigger the right of the Financier to exercise any of its rights under the Guarantees and Security Documents.

All events of default under the Facility Agreement constitute "enforcement events" under the Security Documents, and give the Financier the right to make a call under the Guarantees. There may be certain situations where the Financiers are restricted in how they may deal with the security.

In connection with the Global Offer, there will be a reorganisation of the Group which may trigger events of default under the Facility Agreement and, in turn, enforcement events under the Security Documents. As a result, the Borrowers have obtained a waiver and consent from the Agent and Security

Trustee (acting on behalf of the Lenders) with respect to the Facility Agreement and Security Documents to allow the reorganisation and Global Offer to occur. A condition of the waiver and consent will be Micro Focus International plc, Micro Focus Holdings Ltd and MFIP each becoming a party to the Facility Agreement and other documents and providing requested new security for the benefit of the Lenders. The new security will, broadly speaking, be similar in its scope and nature to the security which is currently in place under the Security Documents and will include, but will not be limited to, each of Micro Focus International plc, Micro Focus Holdings Ltd and MFIP providing guarantees, debentures, security interests and, where requested, share charges over equity interests in subsidiary companies and is expected to be finalised prior to Admission.

Upon the satisfaction of the conditions of the waiver and consent, neither an event of default under the Facility Agreement nor an enforcement event under the Security Documents that otherwise might have occurred in connection with the reorganisation is likely to be triggered as a result of the reorganisation. Furthermore, while the waiver and consent acknowledges that it is the Company's intention to repay the outstanding amounts under the Facility Agreement from the proceeds of the Global Offer, it imposes no obligation on the Group to repay the Facility Agreement in full following the reorganisation. If the Group should choose not to repay the Facility Agreement in full following the reorganisation, such decision, in and of itself, will not trigger an event of default under the Facility Agreement.

In connection with the Global Offer, the Company intends to use all of its net proceeds and its existing cash resources to pay down its existing debt early and, as a result, will be required to pay the Lenders a fee of $710,000, pursuant to the existing arrangements.

Committed capital expenditure
The Group does not have any current or planned capital expenditure which is committed.

Critical Accounting Policies and Estimates

The discussion and analysis of Micro Focus' results of operation and financial position are based upon the Company's Accountants' Report, which is prepared in accordance with UK GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, turnover and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Micro Focus evaluates estimates, including those related to turnover recognition, goodwill, trade debtors and allowances and deferred tax. The Company's estimates are based on historical experience and on various other assumptions that Micro Focus believes to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

Micro Focus believes the following principal accounting policies are important in understanding the Company's Accountants' Report under UK GAAP included in Part VI of these Supplementary Listing Particulars.

Turnover recognition
Micro Focus enters into agreements to sell software products, services and other arrangements (multiple element arrangements) that include combinations of products and services. Turnover from product sales, net of trade discounts and allowances, is recognised provided that: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price is fixed or determinable; and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. For sales that include customer-specified acceptance criteria, turnover is recognised after the acceptance criteria have been met. Turnover from services is deferred and recognised over the contractual period or as services are rendered and accepted by the customer. When arrangements include multiple elements, Micro Focus uses objective evidence of fair value to allocate turnover to the elements and recognise turnover when the criteria for turnover recognition have been met for each element. The amount of product turnover recognised is affected by the Company's judgment as to whether an arrangement includes multiple elements and if so, whether objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish objective evidence of

fair value for those elements could affect the timing of the turnover recognition. Most of these conditions are subjective and actual results could vary from the estimated outcome, requiring future adjustments to turnover.

Goodwill and goodwill impairment
Goodwill is determined by comparing the amounts paid for businesses acquired and the fair value of the underlying assets and liabilities of the acquired businesses. Goodwill is amortised to administrative expenses in the Operating Group's consolidated profit and loss statement on a straight line basis over 14 years, which is the estimate of its useful economic life.

We assess the impairment of goodwill at the end of the first full financial year following the year of the related acquisition. Where there is evidence of a potential impairment to the carrying value of fixed assets, Micro Focus undertakes an estimation of the fair value of that fixed asset in accordance with the approach set out in FRS 11 "Impairment of fixed assets and goodwill". The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates. Estimates are used in deriving these cash flows and the discount rate. The discount rate applied reflects the current market assessment of the time value of money and the risks specific to each country in which Micro Focus operates. An impairment loss would be recognised in the profit and loss account to the extent that the carrying value of the asset was in excess of the fair value and would be included in the determination of operating profit.

Trade debtors and allowances
Trade debtors are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate of doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified. Our trade debtors accounts, net of allowance for doubtful accounts, was US$27.7 million as of 31 January 2005, US$27.3 million as of 31 January 2004, US$28.8 million as of 30 April 2004, US$25.9 million as of 30 April 2003 and US$23.9 million as of 30 April 2002. The allowance for doubtful accounts was US$0.7 million as of 31 January 2005, US$1.4 million as of 31 January 2004, US$0.5 million as of 30 April 2004, US$1.0 million as of 30 April 2003 and US$1.3 million as of 30 April 2002. The allowance is based on our assessment of the collectibility of customer accounts.

Micro Focus regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the trade debtor balances and current economic conditions that may affect a customer's ability to pay. If a major customer's creditworthiness deteriorates, or if actual defaults are higher than Micro Focus' historical experience, or if other circumstances arise, the estimates of the recoverability of amounts due to Micro Focus could be overstated, and additional allowances could be required, which could have an adverse impact on turnover.

Deferred tax
Deferred tax arises due to temporary differences between the inclusion of income and expenses in the accounts and their effect on the underlying tax calculations of Micro Focus' subsidiaries. The main factors affecting deferred tax are differences between the accounting and tax treatment of depreciation on fixed assets, provisions and tax losses carried forward. Where the effect of such timing differences is to create a deferred tax asset, this is only recognised in the accounts to the extent that it is probable that future taxable profit will be available against which the temporary differences can be offset and the asset is measured at the tax rates that are expected to apply when the asset is realised.

Micro Focus is subject to income taxes in the United Kingdom, the United States, Japan and a number of additional countries. Significant judgment is required in evaluating Micro Focus' tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Micro Focus establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite Micro Focus' belief that its tax return positions are fully supportable, Micro Focus believes that certain positions are likely to be challenged and may not be sustained on review by tax authorities. Micro Focus adjusts these reserves

in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant management judgment is required in determining whether deferred tax assets will be realised in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as tax losses carried forward will not be realised, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realisable. Realisation is based on Micro Focus' ability to generate sufficient future taxable income. Accordingly, Micro Focus believes that there is no requirement for a valuation allowance. Income taxes will continue to be recorded for various jurisdictions subject to the need for valuation allowances in those jurisdictions.

Micro Focus' future principal tax rates could be adversely affected by earnings being lower than anticipated in countries where Micro Focus has lower statutory rates and higher than anticipated in countries where it has higher statutory rates, by changes in the valuation of Micro Focus' deferred tax assets or liabilities, or by changes in tax laws or interpretations thereof. In addition, Micro Focus is subject to the continuous examination of its income tax returns by tax authorities. Micro Focus regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes.

Dividend Policy

Under Cayman law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to MFIP, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing a further dividend. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman law.

During the financial year ended 30 April 2004, Micro Focus paid $28.5 million in the form of dividends to its existing shareholders and, as of the date of these Supplementary Listing Particulars, Micro Focus has paid $78.8 million during the current financial year, including US$10.0 million paid during the fourth quarter ending 30 April 2005, in the form of dividends to its existing shareholders, as permitted under Cayman law. From the date of Admission, the Company will be subject to English law in respect of the payment of dividends.

The Board intends to adopt a progressive dividend policy, reflecting the long-term earnings and cash flow potential of Micro Focus, whilst targeting an initial level of dividend cover for the full financial year ending 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis.

Although Micro Focus has paid dividends in the past and, as stated above, intends to continue doing so in the future, there is no assurance that Micro Focus will declare and pay, or have the ability to declare and pay, any dividends on the Ordinary Shares in the future.

In addition, the payment of dividends historically should not be viewed as guidance for the level of dividends going forward.

For a discussion of limitations and other related matters pertaining to the Company's ability to pay dividends, please see "Part I — Risk Factors — Business and Industry Risks" of these Supplementary Listing Particulars.

Current Trading and Prospects

Current trading

Since 31 January 2005, the Group's turnover and operating profit have been in line with the Board's expectations. The Group has continued to show strong revenue growth over the comparable quarter

ended 30 April 2004, with even stronger growth at the operating profit level (after taking into account expenses arising in connection with the Global Offer) as a result of the increased sales efficiency of working with its network of partners.

Turnover estimate

On the basis of preparation set out below, the Directors of Micro Focus estimate that for the financial year ended 30 April 2005 turnover for the Operating Group will be approximately US$150.6 million.

The estimated turnover for the financial year ended 30 April 2005 represents estimated growth of 19.3 per cent. over the audited turnover of US$126.3 million for the financial year ended 30 April 2004.

Basis of preparation

The Directors' estimate of turnover for the year ended 30 April 2005 is based on the audited turnover of US$110.5 million for the nine months ended 31 January 2005, as shown in "Part VI — Accountants' Report under UK GAAP" of these Supplementary Listing Particulars and the unaudited turnover of US$40.1 million shown in the accounting records of the Operating Company for the three months ended 30 April 2005. The estimate has been prepared in accordance with UK GAAP using the accounting policies of the Operating Group, described in "Part VI — Accountants' Report under UK GAAP" of these Supplementary Listing Particulars.

Financial and trading prospects of the Group

The Directors believe that the Group's financial and trading prospects remain favourable for the next financial year commencing May 2005, based on a strong sales pipeline, continuing growth in the degree of customer adoption of Micro Focus' "Lift & Shift" solution and improved sales efficiency.

Qualitative and Quantitative Disclosures on Market Risk

Financial instruments

The Group's financial instruments comprise cash, liquid resources, loans, and various debtors and creditors, such as trade debtors and trade and other creditors, that arise directly from its operations. The Group has not entered into any significant derivatives transactions.

The main risks arising from the Group's financial instruments are credit risk, foreign currency risk and interest rate risk. The Board of Micro Focus reviews and agrees policies for managing each of these risks and they are summarised below. These policies have been in place since inception on 10 August 2001.

Credit risk

Financial instruments which potentially expose the Group to a concentration of credit risk consists primarily of cash equivalents and accounts receivable. Cash equivalents are deposited with high credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Company maintains a provision for impairment based upon the expected collectibility of accounts receivable. The Company sells products and services to a wide range of customers around the world and, therefore, believes it has no material concentration of credit risk.

Foreign currency risk

The Company's reporting currency is the US dollar. The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the functional currency of the operations giving rise to those sales or purchases. In addition, the Company has currency exposures to balances in currencies other than the Company's functional currency. The Group had no hedging arrangements in place at the periods ended 30 April 2002, 30 April 2003, 30 April 2004 and 31 January 2005 to hedge against these risks.

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

	Net foreign currency monetary assets/(liabilities)			
	US Dollars	Euros	Other currencies	Total
			$'000	
30 April 2002				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	—	—	—	—
Sterling	262	976	—	1,238
Other	346	—	—	346
Total	608	976	—	1,584
30 April 2003				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	25	—	—	25
Sterling	124	14	—	138
Other	644	—	—	644
Total	793	14	—	807
31 January 2004				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	8	—	—	8
Sterling	417	101	—	518
Other	1,081	—	—	1,081
Total	1,506	101	—	1,607
30 April 2004				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	2,382	—	—	2,382
Sterling	79	116	—	195
Other	4,180	—	—	4,180
Total	6,641	116	—	6,757
31 January 2005				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	8,589	—	—	8,589
Sterling	685	184	—	869
Other	977	328	242	1,547
Total	10,251	512	242	11,005

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance.

Interest rate risk
Micro Focus is subject to interest rate risk due to interest rate fluctuations and the nature of its obligations under its existing financing arrangements. Nearly all amounts of the Group's debt which is outstanding incur interest on a floating rate basis, meaning that the interest rate applied against outstanding amounts changes over time. These movements expose Micro Focus to risk and may cause it either to pay more or less money in respect of interest rate charges depending on the fluctuations.

The interest rate risk profile of Micro Focus' financial liabilities for the period covered by the Accountant's Report was as follows:

	Total at floating rates				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
			(U.S.$'000)		
Bank loans and overdraft	19,710	44,614	60,134	62,620	112,141
Finance lease obligations	—	—	—	—	—
	19,710	44,614	60,134	62,620	112,141

	Total at fixed rates				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
			(U.S.$'000)		
Bank loans and overdraft	21,118	—	—	—	—
Finance lease obligations	—	—	—	—	230
	21,118	—	—	—	230

	Total book value				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
			(U.S.$'000)		
Bank loans and overdraft	40,828	44,614	60,134	62,620	112,141
Finance lease obligations					230
	40,828	44,614	60,134	62,620	112,371

Interest rate risk and currency profile of financial assets

	Total at floating rates					Total book value				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Cash at bank and in hand										
— $ US	6,569	3,077	9,162	5,036	18,094	6,569	3,077	9,162	5,036	18,094
— £ Sterling	813	452	1,704	733	1,573	813	452	1,704	733	1,573
— Euro	3,332	4,532	5,918	7,727	8,173	3,332	4,532	5,918	7,727	8,173
— Other	5,145	2,732	470	3,325	5,719	5,145	2,732	470	3,325	5,719
	15,859	10,793	17,254	16,821	33,559	15,859	10,793	17,254	16,821	33,559
Current asset investments										
— Euro	150	726	6,731	2,006	4,080	150	726	6,731	2,006	4,080
— Other	—	—	435	—	485	—	—	435	—	485
	150	726	7,166	2,006	4,565	150	726	7,166	2,006	4,565
	16,009	11,519	24,420	18,827	38,124	16,009	11,519	24,420	18,827	38,124

Part VI:
Accountants' Report under UK GAAP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc (the "Company")
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

12 May 2005

Dear Sirs

Micro Focus International Limited (the "Operating Company")

Introduction

We report on the consolidated financial information (the "Consolidated Financial Information") set out below. This Consolidated Financial Information has been prepared for inclusion in the Supplementary Listing Particulars dated 12 May 2005 (the "Supplementary Listing Particulars") of Micro Focus International Plc (the "Company") from the audited non-statutory consolidated financial statements of Micro Focus International Limited (the "Operating Company"). The Operating Company and its subsidiaries are referred to as the "Operating Group".

Basis of preparation

The Consolidated Financial Information set out below is based on the audited non-statutory consolidated financial statements of the Operating Company for the nine months to 30 April 2002, the two years to 30 April 2004 and the two nine month periods to 31 January 2004 and 31 January 2005, to which no adjustments were considered necessary.

Responsibility

The non-statutory financial statements are the responsibility of the directors of the Operating Company, who approved their issue.

The directors of the Company are responsible for the contents of the Supplementary Listing Particulars in which this report is included.

It is our responsibility to compile the Consolidated Financial Information set out in our report from the non-statutory financial statements for the periods referred to above and to form an opinion on the Consolidated Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the Consolidated Financial Information. The evidence included that previously obtained by PricewaterhouseCoopers LLP relating to the audit of the non-statutory financial statements underlying the Consolidated Financial Information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the Consolidated Financial Information and whether the accounting policies are appropriate to the circumstances of the Operating Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Consolidated Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the Consolidated Financial Information gives, for the purposes of the Supplementary Listing Particulars, a true and fair view of the state of affairs of the Operating Group as at the dates stated and of its results, statement of gains and losses and cash flows for the periods then ended.

MICRO FOCUS INTERNATIONAL LIMITED

STATEMENT OF GROUP PROFIT AND LOSS ACCOUNTS

	Note	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
		$'000	$'000	$'000	$'000	$'000
Turnover	3	78,910	114,913	126,268	91,735	110,484
Cost of sales		(5,981)	(8,061)	(8,279)	(6,302)	(4,622)
Gross profit		72,929	106,852	117,989	85,433	105,862
Selling and distribution costs		(26,175)	(34,581)	(39,697)	(29,411)	(34,611)
Research and development		(13,978)	(20,214)	(22,350)	(16,628)	(17,013)
Amortisation of goodwill	9	(2,826)	(3,769)	(3,769)	(2,826)	(2,826)
Share-based compensation payments		(61)	(30)	(840)	(676)	(2,063)
Reorganisation costs	5	(3,528)	—	—	—	—
Other administrative expenses		(14,716)	(25,497)	(26,094)	(19,204)	(20,962)
Total administrative expenses		(21,131)	(29,296)	(30,703)	(22,706)	(25,851)
Operating profit		11,645	22,761	25,239	16,688	28,387
Net interest payable	4	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)
Profit on ordinary activities before taxation	3,5	2,563	16,157	22,006	14,296	23,332
Tax on profit on ordinary activities	6	(5,093)	(5,650)	(7,771)	(5,051)	(8,424)
(Loss)/profit for the financial period		(2,530)	10,507	14,235	9,245	14,908
Dividends						
— from share premium account	7	—	(17,500)	—	—	—
— from realised and unrealised profit and loss reserves	7	—	(11,226)	(28,450)	(28,450)	(68,800)
Accumulated loss for the financial period	21	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
(Loss)/earnings per ordinary share						
— basic	8	(2.09)c	7.24c	9.78c	6.35c	10.18c
— diluted	8	(2.03)c	7.09c	9.49c	6.17c	9.96c
Earnings per ordinary share before goodwill amortisation						
— basic	8	0.24 c	9.84c	12.37c	8.30c	12.11c
— diluted	8	0.24 c	9.63c	12.00c	8.05c	11.85c

All amounts relate to continuing operations.

There is no material difference between the profit on ordinary activities before taxation and the (loss)/ profit for the periods stated above and their historical cost equivalents.

MICRO FOCUS INTERNATIONAL LIMITED

STATEMENT OF GROUP RECOGNISED GAINS AND LOSSES

	Note	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
		$'000	$'000	$'000	$'000	$'000
Accumulated loss for the financial period	21	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
Exchange adjustments offset in reserves	22	231	(417)	304	865	(474)
Total losses recognised for the period		(2,299)	(18,636)	(13,911)	(18,340)	(54,366)

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	Note	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
		$'000	$'000	$'000	$'000	$'000
Accumulated loss for the financial period	21	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
Exchange adjustments offset in reserves	22	231	(417)	304	865	(474)
Proceeds of ordinary shares issued	19	20,254	186	7	1	500
Repurchase of shares	21	(75)	—	—	—	—
Value of share options issued under employee share option plans		—	28	449	286	1,932
Net change in shareholders' funds		17,880	(18,422)	(13,455)	(18,053)	(51,934)
Shareholders' funds/(deficit) as at beginning of the period		—	17,880	(542)	(542)	(13,997)
Shareholders' funds/(deficit) as at end of the period		17,880	(542)	(13,997)	(18,595)	(65,931)

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

		30 April			31 January	
	Note	2002	2003	2004	2004	2005
		$'000	$'000	$'000	$'000	$'000
Fixed assets						
Intangible assets	9	49,942	46,173	42,404	43,347	39,578
Tangible assets	10	4,044	4,390	4,115	4,166	3,820
		53,986	50,563	46,519	47,513	43,398
Current assets						
Stock	11	320	190	312	313	452
Debtors	12	41,412	33,625	37,925	32,434	37,398
Deferred tax asset	18	11,462	9,506	5,998	7,226	4,151
Investments	13	150	726	7,166	2,006	4,565
Cash at bank and in hand		15,859	10,793	17,254	16,821	33,559
		69,203	54,840	68,655	58,800	80,125
Creditors — Amounts falling due within one year	14	(70,972)	(64,892)	(73,654)	(67,665)	(78,275)
Net current (liabilities)/assets		(1,769)	(10,052)	(4,999)	(8,865)	1,850
Total assets less current liabilities		52,217	40,511	41,520	38,648	45,248
Creditors — Amounts falling due after more than one year	15	(34,337)	(41,053)	(55,517)	(57,243)	(111,179)
Net assets/(liabilities)		17,880	(542)	(13,997)	(18,595)	(65,931)
Capital and reserves						
Called up share capital	19	1	1	1	1	1
Share premium account	20	20,253	2,939	2,946	2,940	3,446
Profit and loss reserve (deficit)	21	(2,605)	(3,296)	(17,062)	(22,215)	(69,022)
Other reserves	22	231	(186)	118	679	(356)
Total equity shareholders' funds/(deficit)		17,880	(542)	(13,997)	(18,595)	(65,931)

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

	Note	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
		$'000	$'000	$'000	$'000	$'000
Net cash inflow from operating activities	23	21,300	25,031	31,726	22,336	35,222
Returns on investments and servicing of finance						
Net interest paid		(3,645)	(4,488)	(3,019)	(2,264)	(3,391)
Net cash outflow from returns on investments and servicing of finance		(3,645)	(4,488)	(3,019)	(2,264)	(3,391)
Taxation		—	(1,657)	(2,417)	(2,026)	(2,073)
Acquisitions						
Purchase of subsidiary undertakings, net of cash acquired		(55,016)	1,864	—	—	—
Net cash (outflow)/inflow from acquisitions		(55,016)	1,864	—	—	—
Capital expenditure and financial investment						
Purchase of tangible fixed assets		(3,069)	(2,139)	(1,207)	(721)	(1,035)
Sale of tangible fixed assets		182	—	—	—	—
Net cash outflow for capital expenditure and financial investment		(2,887)	(2,139)	(1,207)	(721)	(1,035)
Equity dividends paid to shareholders		—	(28,726)	(28,450)	(28,450)	(68,800)
Net cash outflow before use of liquid resources and financing		(40,248)	(10,115)	(3,367)	(11,125)	(40,077)
Management of liquid resources						
(Increase)/reduction in short-term deposits with banks		(150)	(576)	(6,440)	(1,280)	2,601
Net cash (outflow)/inflow from the management of liquid resources		(150)	(576)	(6,440)	(1,280)	2,601
Financing						
Issue of ordinary share capital		19,514	186	7	1	500
Repurchase of ordinary share capital		(75)	—	—	—	—
Increase in borrowings	24	36,818	3,944	15,550	18,100	52,375
Net cash inflow from financing		56,257	4,130	15,557	18,101	52,875
Increase/(decrease) in net cash		15,859	(6,561)	5,750	5,696	15,399

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1 Basis of preparation

Accounting convention
The Consolidated Financial Information has been prepared under the historical cost convention and prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP").

Basis of consolidation
The Consolidated Financial Information comprises Micro Focus International Limited (the "Operating Company"), a company incorporated in the Cayman Islands, and its wholly-owned subsidiaries (together the "Operating Group") for the nine months to 30 April 2002, the year to 30 April 2003, the year to 30 April 2004 (including a separate presentation of the nine months to 31 January 2004 included within that period) and the nine months to 31 January 2005. All significant inter-company balances and transactions have been eliminated upon consolidation.

On 10 August 2001 the Operating Company acquired the business of developing, supporting and marketing, licensing and selling (a) legacy transformation and integration products and services for the purpose of providing an enterprise solution to integrate and extend a company's existing business rules, data and processes to the new platforms of e-business and (b) traditional enterprise application development products and services carried on by the Vendor through its Application, Creation and Transformation (ACT) division from Merant Plc.

The following principal subsidiary undertakings, which are all wholly-owned, have been included in the Consolidated Financial Information:

Company name	Country of incorporation	Principal activities
Micro Focus Group Holdings Unlimited	Ireland	Holding Company
Micro Focus International Holdings Limited	Ireland	Sale and support of software
Micro Focus IP Limited	Cayman Islands	Intellectual owners, developer and licensor
Micro Focus Limited	UK	Development, sale and support of software
Micro Focus GmbH	Germany	Sale and support of software
Micro Focus (Canada) Limited	Canada	Sale and support of software
Micro Focus NV (Holland)	Netherlands	Sale and support of software
Micro Focus (US) Inc	USA	Development, sale and support of software
Micro Focus KK	Japan	Sale and support of software
Micro Focus Srl	Italy	Sale and support of software
Micro Focus SAS	France	Sale and support of software
Micro Focus Pty Limited	Australia	Sale and support of software
Micro Focus AS	Norway	Sale and support of software
Micro Focus NV (Belgium)	Belgium	Sale and support of software

These companies operate principally in the country in which they are incorporated.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

2 Principal accounting policies

Revenue recognition

The Operating Group recognises revenue from sales of software licenses to end-users or resellers upon persuasive evidence of an arrangement, delivery of the software, and determination that collection of a fixed or determinable fee is reasonably assured. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions. If such evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where evidence of fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangements does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered.

If the arrangement includes acceptance criteria, revenue is not recognised until the Operating Group can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Operating Group recognises license revenue derived from sales to resellers, upon delivery to the reseller provided that all other revenue recognition criteria are met, otherwise revenue is deferred and recognised upon delivery of product to the ultimate end user.

Maintenance revenue is derived from providing technical support and software updates to customers. Maintenance revenue is recognised rateably over the term of the contract, which in most cases is one year. Revenue from consulting and training services is recognised as the services are performed.

Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred revenue.

Foreign currencies

For the purposes of preparing the Consolidated Financial Information, the Operating Group has adopted the US Dollar as its reporting currency as the majority of its revenues and all of its borrowings are designated in that currency. The Operating Group has determined that the functional currency of each subsidiary operation is its respective local currency. The exchange rate of UK Sterling to US Dollars at 31 January 2005 was $1.8861 (30 April 2002: $1.4572, 30 April 2003: $1.5739, 31 January 2004: $1.7734 and 30 April 2004: $1.8072).

Transactions in a foreign currency are recorded by each subsidiary at the rate of exchange on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at fiscal year end are translated at the prevailing exchange rate on that date and the exchange gain or loss is recorded in the profit and loss account.

On consolidation, the results of operations of non-US Dollar operations are translated into the reporting currency at the average rate of exchange for each period. Differences arising on the re-translation are taken directly to the foreign currency translation reserve.

Share options

The Operating Group has applied the requirements of FRS 20 *Share-based Payment*. In accordance with the transition provisions, FRS 20 has been applied to all grants after 7 November 2002 that were unvested as of 1 January 2005. Grants prior to this date were made under the provisions of UITF 17 *Employee share schemes*. The adoption of FRS 20 represents a change in accounting policy.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

The Operating Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Operating Group's estimate of shares that will eventually vest. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled share-based payments.

Fair value is measured by using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Pension costs
The Operating Group makes contributions to employees' personal defined contribution schemes. Payments are charged to the profit and loss account in the period to which they relate.

Financial instruments
The Operating Group does not enter into derivative financial instruments and has no financial liabilities other than loans, trade and other creditors.

The carrying value of the Operating Group's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and debt accrued liabilities approximate their fair values due to their short maturities. With the exception of the subordinated loan notes taken out in 2001, the carrying value of long term debt and other debt approximates fair value and is based on borrowing rates currently available with similar terms and average maturities. The fair value of the subordinated loan notes has been separately calculated and disclosed.

Financial instruments that potentially subject the Operating Group to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions and are regularly monitored by management. The Operating Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial condition are performed. The Operating Group maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable.

The Operating Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

Financial assets
Financial assets are shown at cost less provision for any impairment in value.

Cash and current asset investments
Cash consists of cash in hand and deposits repayable upon demand without penalty. Investments in bank deposits and other interest bearing instruments with initial maturities of one year or less are categorised as current asset investments. Such investments are carried at cost which approximates fair value.

Borrowings
All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Tangible fixed assets

The cost of tangible fixed assets is purchase cost together with any incidental costs of acquisition. Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight-line basis over the expected useful economic life of the assets concerned. The principal annual rates used for this purpose are:

Leasehold improvements	Remainder of the lease term
Furniture and fixtures	5-7 years
Computer equipment	1-5 years

The Operating Group does not have a policy of revaluing tangible fixed assets.

Leases

Assets held under finance leases are capitalised at their fair value on the commencement of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account. Costs in respect of operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Goodwill

Goodwill represents the excess of the fair value of the purchase consideration for businesses and shares in subsidiary undertakings over the fair value of the net assets acquired. Goodwill is capitalised and amortised on a straight-line basis over its useful life, which the directors estimate to be 14 years.

Impairment of fixed tangible assets and intangible assets

Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Research and development

Research and development costs are written off to the profit and loss account as they are incurred.

Stock

Stock consists of packaging materials and is stated at the lower of cost and net realisable value. Cost is determined on an average cost basis. Net realisable value is the price at which stocks can be sold in the normal course of business after allowing for the costs of realisation. Provision is made where necessary for obsolete, slow moving and defective stocks.

Taxation including deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date, deferred tax is recognised.

A net deferred tax asset is recognised as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on an undiscounted basis.

3 Segmental reporting

The directors consider there to be only one class of business being the provision of legacy application development and deployment software for contemporary platforms. Therefore, only geographical information is given below.

Turnover

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Geographical analysis					
North America	45,036	60,165	61,357	44,559	54,446
Europe and the Middle East	27,477	43,895	47,537	35,397	42,151
Rest of the World	6,397	10,853	17,374	11,779	13,887
Total	78,910	114,913	126,268	91,735	110,484

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

Profit on ordinary activities before taxation

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Geographical analysis					
North America	6,356	16,332	17,138	10,851	21,891
Europe and the Middle East	5,489	6,485	4,353	4,235	4,840
Rest of the World	(200)	(56)	3,748	1,602	1,656
	11,645	22,761	25,239	16,688	28,387
Net interest payable	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)
Total	2,563	16,157	22,006	14,296	23,332

Net assets/(liabilities)

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Geographical analysis					
North America	6,775	(2,952)	(2,955)	(3,462)	(1,986)
Europe and the Middle East	(80)	16	5,352	2,845	6,548
Rest of the World	2,499	1,421	1,952	1,975	3,054
	9,194	(1,515)	4,349	1,358	7,616
Goodwill	49,942	46,173	42,404	43,347	39,578
	59,136	44,658	46,753	44,705	47,194
Bank loans	(41,256)	(45,200)	(60,750)	(63,300)	(113,125)
Net assets/(liabilities)	17,880	(542)	(13,997)	(18,595)	(65,931)

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

4 Net interest payable

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Interest receivable and similar income					
Bank interest	54	117	141	86	261
	54	117	141	86	261
Interest payable and similar charges					
Interest payable on bank loans and overdrafts	(1,726)	(2,312)	(3,160)	(2,328)	(3,605)
Interest payable on other loans	(2,829)	(3,942)	—	—	—
Finance charges on finance leases	—	—	—	—	(7)
Subordinated loan costs	(4,438)	—	—	—	—
Amortisation of issue costs	(143)	(39)	(214)	(150)	(183)
Accelerated amortisation of issue costs	—	(428)	—	—	(1,521)
	(9,136)	(6,721)	(3,374)	(2,478)	(5,316)
Net interest payable	(9,082)	(6,604)	(3,233)	(2,392)	(5,055)

5 Profit on ordinary activities before taxation

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Profit before taxation is stated after charging/(crediting)					
Staff costs (note 26)	33,278	53,395	61,399	43,630	48,825
Depreciation of tangible fixed assets					
Owned assets	1,485	1,869	1,849	1,406	1,498
Under finance lease	—	—	—	—	14
Amortisation of goodwill	2,826	3,769	3,769	2,826	2,826
Loss on disposal of fixed assets	62	23	—	—	10
Hire of plant and machinery	56	205	125	94	82
Other operating lease rentals	2,366	3,813	3,929	2,941	2,978
Foreign exchange differences	432	(163)	(50)	528	(797)
Management charges (see note 28)	900	1,200	1,200	900	900
Reorganisation costs	3,528	—	—	—	—
Redundancy costs	493	—	562	562	—
Other non-recurring costs	—	—	—	—	743

Reorganisation costs reflect costs incurred in reorganising the Operating Group following the Demerger.

During the period the Operating Group (including its overseas subsidiaries) obtained the following services from the Operating Group's auditor at costs as detailed below:

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Audit services — statutory audit	439	507	519	389	459
Further assurance services	123	36	194	145	207
Taxation services					
Compliance services	80	151	151	113	45
Advisory services	17	151	20	15	210
Auditors' remuneration — other services	32	73	55	41	5
Total	691	918	939	703	926

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

The Operating Group's auditors, PricewaterhouseCoopers LLP, provide non-audit services for the Operating Group over and above the external audit (principally tax advice and due diligence work). The Board of Directors reviews the level of non-audit fees and believes that the Operating Group receives particular benefit from tax advice provided by its auditors given their wide and detailed knowledge of the Operating Group. The Board is confident that the objectivity and independence of the auditors is not impaired in any way by reason of its non-audit work.

6 Tax on profit on ordinary activities

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Analysis of charge in period					
United Kingdom					
Corporation tax at 30% (2004: 30%; 2003: 30%; 2002: 30%)	1,141	1,968	1,957	1,272	4,391
Double tax relief	(246)	(203)	(271)	(176)	(197)
Foreign tax	1,800	1,929	2,577	1,675	2,383
Total current tax	2,695	3,694	4,263	2,771	6,577
Deferred tax					
Origination and reversal of timing differences	2,398	1,956	3,508	2,280	1,847
Total deferred tax	2,398	1,956	3,508	2,280	1,847
Tax on profit on ordinary activities	5,093	5,650	7,771	5,051	8,424

The tax for the period is different than the standard rate of corporation tax in the UK (30 per cent). The differences are explained below;

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Profit on ordinary activities before tax	2,563	16,157	22,006	14,296	23,332
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%; 2003: 30%; 2002: 30%)	769	4,847	6,602	4,289	7,000
Effects of:					
Expenses not deductible for tax purposes	2,017	(696)	(553)	(356)	311
Capital allowances in excess of depreciation	(294)	(1,021)	(2,694)	(1,751)	(1,475)
Other timing differences					
Temporary	865	1,617	796	518	(940)
Permanent	(8,029)	(4,052)	(1,730)	(1,125)	(34)
Tax losses arising	5,060	1,500	120	78	602
Group relief not paid	(135)	—	—	—	—
Excess overseas taxation	895	830	719	467	718
Adjustment in respect of foreign tax rates	1,547	669	1,003	651	395
Total current tax	2,695	3,694	4,263	2,771	6,577

Permanent other timing differences relate primarily to the tax effect of deferred revenue acquired within the Operating Group's North American businesses. Tax losses arising relate primarily to the Operating Group's North American businesses.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

7 Dividends

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Equity — Ordinary					
Final paid: $1.34 (2004: $0.55; 2003: $0.22, 2002: nil) per $0.00001 share	—	11,226	28,450	28,450	68,800
Interim paid: nil (2004: nil, 2003: $0.34, 2002: nil) per $0.00001 share	—	17,500	—	—	—
Total	—	28,726	28,450	28,450	68,800

Of the dividends proposed and paid during the year ended 30 April 2003, $11,226,000 was distributed from the profit and loss account reserves and $17,500,000 was distributed from the share premium account, in accordance with the laws of the Cayman Islands, which also allows for dividends to be paid out of unrealised profits.

Under Cayman law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to Micro Focus IP Limited, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing further dividends, including a dividend of $68,800,000 in the period ended 31 January 2005. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman law.

8 Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to ordinary shareholders for each relevant period and on 146,398,689 shares for the nine months ended 31 January 2005, 145,573,797 shares for the year ended 30 April 2004, 145,497,870 for the nine months ended 31 January 2004, 145,085,649 shares for the year ended 30 April 2003 and 121,179,900 shares for the year ended 30 April 2002 being the weighted average number of ordinary shares after taking account of the restructuring of the existing share capital, resulting in the previous shareholders of Micro Focus International Limited holding three ordinary shares in Micro Focus International plc for every one ordinary share they currently hold in the capital of Micro Focus International Limited, conditional on Admission. The weighted average number of shares has been adjusted to exclude the 1,386,000 class A shares and the 1,386,000 class D shares repurchased by the Company.

The calculation of the diluted earnings per share has been based on the earnings attributable to ordinary shareholders for each relevant period and on 149,690,544 shares for the nine months ended 31 January 2005, 149,962,662 shares for the year ended 30 April 2004, 149,908,635 for the nine months ended 31 January 2004, 148,276,269 shares for the year ended 30 April 2003 and 124,619,580 shares for the year ended 30 April 2002 being the weighted average number of ordinary shares after taking account of share options and the restructuring of the existing share capital, conditional on Admission, as described above.

Supplementary basic and diluted EPS have been calculated to exclude the effect of amortisation of goodwill. The adjusted numbers have been provided in order that the effect of the goodwill amortisation on reported earnings can be fully appreciated.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

	9 months ended 30 April 2002		
	(Loss)/ Earnings	Weighted average number of shares	Per share amount
	$'000	$'000	cents
Basic EPS			
Loss attributable to ordinary shareholders	(2,530)	121,180	(2.09)
Effect of dilutive securities			
Options		3,440	
Diluted EPS			
Loss attributable to ordinary shareholders	(2,530)	124,620	(2.03)
Supplementary EPS to exclude goodwill amortisation			
Basic EPS	(2,530)	121,180	(2.09)
Effect of goodwill amortisation	2,826		
Basic EPS excluding goodwill amortisation	296	121,180	0.24
Diluted EPS	(2,530)	124,620	(2.03)
Effect of goodwill amortisation	2,826		
Diluted EPS excluding goodwill amortisation	296	124,620	0.24

	Year ended 30 April 2003			Year ended 30 April 2004		
	(Loss)/ Earnings	Weighted average number of shares	Per share amount	(Loss)/ Earnings	Weighted average number of shares	Per share amount
	$'000	'000	cents	$'000	'000	cents
Basic EPS						
Earnings attributable to ordinary shareholders	10,507	145,086	7.24	14,235	145,574	9.78
Effect of dilutive securities						
Options		3,190			4,388	
Diluted EPS						
Earnings attributable to ordinary shareholders	10,507	148,276	7.09	14,235	149,962	9.49
Supplementary EPS to exclude goodwill amortisation						
Basic EPS	10,507	145,086	7.24	14,235	145,574	9.78
Effect of goodwill amortisation	3,769			3,769		
Basic EPS excluding goodwill amortisation	14,276	145,086	9.84	18,004	145,574	12.37
Diluted EPS	10,507	148,276	7.09	14,235	149,962	9.49
Effect of goodwill amortisation	3,769			3,769		
Diluted EPS excluding goodwill amortisation	14,276	148,276	9.63	18,004	149,962	12.00

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

	9 months ended 31 January 2004			9 months ended 31 January 2005		
	(Loss)/ Earnings	Weighted average number of shares	Per share amount	(Loss)/ Earnings	Weighted average number of shares	Per share amount
	$'000	'000	cents	$'000	'000	cents
Basic EPS						
Earnings attributable to ordinary shareholders	9,245	145,498	6.35	14,908	146,399	10.18
Effect of dilutive securities						
Options		4,411			3,292	
Diluted EPS						
Earnings attributable to ordinary shareholders	9,245	149,909	6.17	14,908	149,691	9.96
Supplementary EPS to exclude goodwill amortisation						
Basic EPS	9,245	145,498	6.36	14,908	146,399	10.18
Effect of goodwill amortisation	2,826			2,826		
Basic EPS excluding goodwill amortisation	12,071	145,498	8.30	17,734	146,399	12.11
Diluted EPS	9,245	149,909	6.17	14,908	149,691	9.96
Effect of goodwill amortisation	2,826			2,826		
Diluted EPS excluding goodwill amortisation	12,071	149,909	8.05	17,734	149,691	11.85

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

9 Intangible fixed assets

	Goodwill
	$'000
Cost	
At 1 August 2001	—
Additions	52,768
At 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005	52,768
Amortisation	
At 1 August 2001	—
Charge for the period	2,826
At 30 April 2002	2,826
Charge for the year	3,769
At 30 April 2003	6,595
Charge for the period	2,826
At 31 January 2004	9,421
Charge for the period	943
At 30 April 2004	10,364
Charge for the period	2,826
At 31 January 2005	13,190
Net book amount	
At 31 January 2005	39,578
At 30 April 2004	42,404
At 31 January 2004	43,347
At 30 April 2003	46,173
At 30 April 2002	49,942

The goodwill arising as a result of the acquisition of the Operating Group from Merant Plc is being amortised on a straight line basis over the estimated useful economic life, which the directors estimate to be 14 years.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

10 Tangible fixed assets

	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$'000	$'000	$'000	$'000
Cost				
At 1 August 2001	—	—	—	—
Acquisitions	372	1,605	384	2,361
Additions	88	3,101	223	3,412
Disposals	(253)	—	(2)	(255)
At 30 April 2002	207	4,706	605	5,518
Exchange adjustments	(5)	335	70	400
Reclassifications	11	(162)	151	—
Additions	97	1,895	45	2,037
Disposals	—	(103)	(44)	(147)
At 30 April 2003	310	6,671	827	7,808
Exchange adjustments	18	578	90	686
Additions	132	605	61	798
Disposals	—	(42)	(10)	(52)
At 31 January 2004	460	7,812	968	9,240
Exchange adjustments	(6)	(138)	(23)	(167)
Additions	109	278	110	497
Disposals	(6)	(70)	(1)	(77)
At 30 April 2004	557	7,882	1,054	9,493
Exchange adjustments	19	429	65	513
Additions	138	731	111	980
Disposals	—	(127)	(50)	(177)
At 31 January 2005	714	8,915	1,180	10,809

	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$'000	$'000	$'000	$'000
Aggregate depreciation				
Charge for the period	37	1,176	272	1,485
Disposals	(11)	—	—	(11)
At 30 April 2002	26	1,176	272	1,474
Exchange adjustments	(2)	158	43	199
Reclassifications	4	(8)	4	—
Charge for the year	50	1,666	153	1,869
Disposals	—	(90)	(34)	(124)
At 30 April 2003	78	2,902	438	3,418
Exchange adjustments	3	251	48	302
Charge for the period	53	1,162	191	1,406
Disposals	—	(42)	(10)	(52)
At 31 January 2004	134	4,273	667	5,074
Exchange adjustments	(1)	(49)	(12)	(62)
Charge for the period	20	382	41	443
Disposals	(6)	(70)	(1)	(77)
At 30 April 2004	147	4,536	695	5,378
Exchange adjustments	3	229	34	266
Charge for the period	81	1,274	157	1,512
Disposals	—	(126)	(41)	(167)
At 31 January 2005	231	5,913	845	6,989
Net book amount				
At 31 January 2005	483	3,002	335	3,820
At 30 April 2004	410	3,346	359	4,115
At 31 January 2004	326	3,539	301	4,166
At 30 April 2003	232	3,769	389	4,390
At 30 April 2002	181	3,530	333	4,044

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

The amounts included within computer equipment include finance leases with a cost of $251,000 (30 April 2004: nil, 31 January 2004: nil, 30 April 2003: nil, 30 April 2002: nil) and a net book amount of $230,000 (30 April 2004: nil, 31 January 2004: nil, 30 April 2003: nil, 30 April 2002: nil).

11 Stocks

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Finished goods	320	190	312	313	452

12 Debtors

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Amounts falling due within one year:					
Trade debtors	23,932	25,890	28,758	27,277	27,699
Other debtors	15,131	5,209	6,330	2,434	6,470
Prepayments and accrued income	2,349	2,526	2,837	2,723	3,229
	41,412	33,625	37,925	32,434	37,398

13 Investments

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Short-term deposits	150	726	7,166	2,006	4,565

14 Creditors — Amounts falling due within one year

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Bank loans (note 16)	8,156	6,908	10,097	10,090	6,771
Trade creditors	2,234	1,747	1,822	1,680	2,251
Corporation tax	2,919	4,419	9,821	5,516	11,768
Other tax and social security payable	518	1,998	2,417	3,067	2,464
Obligations under finance leases	—	—	—	—	82
Accruals and deferred income	57,145	49,820	49,497	47,312	54,939
	70,972	64,892	73,654	67,665	78,275

The bank loans due within one year or on demand are secured. For further details of the loans and the security see note 16.

15 Creditors — Amounts falling due after more than one year

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Bank and other borrowings (note 16)	32,672	37,706	50,037	52,530	105,370
Obligations under finance leases	—	—	—	—	148
Deferred income	1,665	3,347	5,480	4,713	5,661
	34,337	41,053	55,517	57,243	111,179

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

16 Bank and other borrowings due after more than one year

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Bank loans:					
Secured	11,554	37,706	50,037	52,530	105,370
Unsecured	21,118	—	—	—	—
	32,672	37,706	50,037	52,530	105,370

Secured loan

(i) Facility 1

On 10 August 2001 the Operating Group entered into a term loan facility for $25 million ("Facility 1") to provide working capital and to fund the acquisition from Merant plc (see note 25). The term loan was secured by substantially all the assets of the Operating Group and was repayable over three years in equal monthly instalments. The loan bore an effective interest rate of base rate plus 3.25%, limited to a floor of 7% per annum.

On 19 August 2002, the Operating Group borrowed an additional $7,638,884. Under the amended agreement, a fixed monthly amount of $800,000 was payable from 1 September 2002 through to 31 August 2003. Subsequent to this date, monthly re-payments were made based on the outstanding principal amount of the Term Loan as at 31 August 2003 over three years in equal monthly instalments paid from 1 September 2003 with the last payment being due on 1 August 2006. The effective interest rate remained at the base rate plus 3.25%, limited to a floor of 7% per annum.

On 4 November 2003, the Operating Group modified this term loan facility, borrowing an additional $24,416,667, bringing the total term loan balance to $40,000,000. The total amount bore interest at the bank base rate plus 0.5%. Principal payments were due on the first day of each month at a fixed rate of $850,000 through and including 1 July 2006, at which time all outstanding interest and principal would have been due.

(ii) Facility 2

On 28 March 2003, the Operating Group entered into a further term loan facility for $25 million which was due in full on 28 March 2007. The loan was secured by a guarantee from CCG Investments (BVI), LP (Golden Gate Capital Management, LLC) and bore interest at a rate equal to the sum of the Alternate Base Rate plus 2.5% per annum. The Alternate Base Rate being the rate per annum equal to the higher of (i) the base rate in effect on the day and (ii) the Federal Funds rate in effect on the day plus 0.5%.

(iii) Facility 3

On 21 October 2004, the Operating Group repaid the amounts outstanding under Facility 1 and Facility 2 and entered into a new term loan agreement for $115 million with Wells Fargo Foothill Capital Corporation. The term loan is secured by substantially all the assets of the Operating Group, including all of the tangible and intangible assets and all inventory balances. Of the cash and cash equivalents held by the Operating Group $10,000,000 is pledged as security and therefore is not available for use by the Operating Company. The loan is split into Term Loan A ($75 million) and Term Loan B ($40 million). Monthly repayments for Term Loan A are fixed at $625,000 until 1 October 2005, $710,000 until 1 October 2006 and then $960,000 until maturity. Term Loan B is repayable in full on 21 October 2008. Term Loan A bears interest at LIBOR plus 3%, limited to a floor of 4% and Term Loan B bears interest at LIBOR plus 5%, limited to a floor

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

of 7%. Under the terms of the facility, in the event of an early termination as a result of the offering of the shares of the Operating Company for public sale or the sale of the majority of the Operating Group's assets, Term Loan A is subject to a termination payment of $306,500 and Term Loan B is subject to a termination payment of $400,000 (if the loan is repaid prior to 31 July 2005) and Term Loan A is subject to a termination payment of $153,250 and Term Loan B is subject to a termination payment of $400,000 (if the loan is repaid after 31 July 2005 but before 20 October 2008).

Unsecured loan

As part of the acquisition described in Note 25, the Operating Company issued a subordinated loan note for $16,562,000 to a majority shareholder and related party. The notes bore interest at 18.5%, of which 13.5% was repaid in cash to the note holder and 5% was capitalised as principal. The Note was repayable in full with any accrued but unpaid interest on 31 July 2007. The Operating Company had the option to prepay $6 million of principal on the Note by February 2002. If this option was not exercised, the Operating Company was required to issue to the Note holder additional shares. No prepayment was made, therefore the Operating Company issued the ordinary share capital in February 2002 as described in Note 19. The fair value of the shares issued ($4,438,000) was recorded as an additional interest expense. On 28 March 2003, this Loan Note was repaid in full from the proceeds of a new $25 million term loan (above).

17 Financial instruments

The Operating Group's financial instruments comprise cash, liquid resources, loans, and various debtors and creditors, such as trade debtors and trade and other creditors that arise directly from its operations. The Operating Group has not entered into any significant derivatives transactions.

The main risks arising from the Operating Group's financial instruments are credit risk, foreign currency risk and interest rate risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have been in place since inception on 10 August 2001.

Credit risk

Financial instruments which potentially expose the Operating Group to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. Cash equivalents are deposited with high credit quality financial institutions. The Operating Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Operating Group maintains an allowance for doubtful debts based upon the expected collectibility of accounts receivable. The Operating Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

Foreign currency risk

The Operating Group's principal functional currency is US Dollar. The Operating Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Operating Group's functional currency. In addition, the Operating Group has currency exposures to balances in currencies other than the Operating Group's functional currency. There were no hedging transactions in place at the periods ended 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005.

Short-term debtors and creditors

All the Operating Group's debtors falling due within one year (other than bank deposits) and creditors falling due within one year (other than bank and other borrowings) are excluded from the tables below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Interest rate risk and maturity profile of financial liabilities

The interest rate risk profile of the Operating Group's financial liabilities for the period covered by the Consolidated Financial Information was as follows:

	Total at floating rates					Total at fixed rates				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Bank loans and overdraft — $ US	19,710	44,614	60,134	62,620	112,141	21,118	—	—	—	—
Finance lease obligations — $ US	—	—	—	—	—	—	—	—	—	230
	19,710	44,614	60,134	62,620	112,141	21,118	—	—	—	230

	Total book value				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Bank loans and overdraft — $ US	40,828	44,614	60,134	62,620	112,141
Finance lease obligations — $ US	—	—	—	—	230
	40,828	44,614	60,134	62,620	112,371

Maturity of financial liabilities

The maturity profile of the carrying amount of the Operating Group's financial liabilities, other than short-term trade creditors and accruals during the period of Consolidated Financial Information was as follows:

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005		
	Debt	Debt	Debt	Debt	Debt	Finance lease obligations	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
In one year or less, or on demand	8,156	6,908	10,097	10,090	6,771	—	6,771
In more than one year but not more than two years	8,677	5,574	10,097	10,090	9,270	82	9,352
In more than two years but not more than five years	2,877	32,132	39,940	42,440	96,100	148	96,248
In more than five years	21,118	—	—	—	—	—	—
Total	40,828	44,614	60,134	62,620	112,141	230	112,371

The weighted average interest rate for the financial liabilities above with a fixed rate of interest is as follows:

	9 months ended 30 April 2002		12 months ended 30 April 2003		12 months ended 30 April 2004		9 months ended 31 January 2004		9 months ended 31 January 2005	
Currency	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
	%	Months	%	Months	%	Months	%	Months	%	Months
US dollar	18.5	72	—	—	—	—	—	—	8.5	27

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance.

Interest rate risk and currency profile of financial assets

	Total at floating rates					Total book value				
	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cash at bank and in hand										
— $ US	6,569	3,077	9,162	5,036	18,094	6,569	3,077	9,162	5,036	18,094
— £ Sterling	813	452	1,704	733	1,573	813	452	1,704	733	1,573
— Euro	3,332	4,532	5,918	7,727	8,173	3,332	4,532	5,918	7,727	8,173
— Other	5,145	2,732	470	3,325	5,719	5,145	2,732	470	3,325	5,719
	15,859	10,793	17,254	16,821	33,559	15,859	10,793	17,254	16,821	33,559
Current asset investments										
— Euro	150	726	6,731	2,006	4,080	150	726	6,731	2,006	4,080
— Other	—	—	435	—	485	—	—	435	—	485
	150	726	7,166	2,006	4,565	150	726	7,166	2,006	4,565
	16,009	11,519	24,420	18,827	38,124	16,009	11,519	24,420	18,827	38,124

Borrowing facilities

The Operating Group has the following undrawn but committed revolver credit line available during the period covered by the Consolidated Financial Information in respect of which all conditions precedent had been met at that date:

	9 months ended 30 April 2002 Floating rate	Year ended 30 April 2003 Floating rate	Year ended 30 April 2004 Floating rate	9 months ended 31 January 2004 Floating rate	9 months ended 31 January 2005 Floating rate
	$'000	$'000	$'000	$'000	$'000
Expiring within one year	10,000	10,000	1,250	1,250	750
Total	10,000	10,000	1,250	1,250	750

Fair values of financial assets and financial liabilities

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The Operating Group's financial assets and financial liabilities at 31 January 2005, 30 April 2004, 31 January 2004, 30 April 2003 and 30 April 2002 are deemed to be equal to their fair value at those dates.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Currency exposures

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

	Net foreign currency monetary assets			
	US Dollars	Euros	Other currencies	Total
	$'000	$'000	$'000	$'000
30 April 2002				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	—	—	—	—
Sterling	262	976	—	1,238
Other	346	—	—	346
Total	608	976	—	1,584
30 April 2003				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	25	—	—	25
Sterling	124	14	—	138
Other	644	—	—	644
Total	793	14	—	807
31 January 2004				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	8	—	—	8
Sterling	417	101	—	518
Other	1,081	—	—	1,081
Total	1,506	101	—	1,607
30 April 2004				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	2,382	—	—	2,382
Sterling	79	116	—	195
Other	4,180	—	—	4,180
Total	6,641	116	—	6,757
31 January 2005				
Functional currency of group operation:				
US dollars	—	—	—	—
Euro	8,589	—	—	8,589
Sterling	685	184	—	869
Other	977	328	242	1,547
Total	10,251	512	242	11,005

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

18 Provisions for liabilities and charges

Deferred tax asset

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Deferred tax asset comprises:					
Accelerated capital allowances	(294)	(1,315)	(4,009)	(3,066)	(5,484)
Tax losses	5,060	6,560	6,680	6,638	7,282
Other timing differences					
Temporary	865	2,482	3,278	3,000	2,338
Permanent	5,831	1,779	49	654	15
Deferred tax asset	11,462	9,506	5,998	7,226	4,151
At beginning of period	—	11,462	9,506	9,506	5,998
Acquired on acquisition (note 25)	13,860	—	—	—	—
Amount charged to profit and loss (note 6)	(2,398)	(1,956)	(3,508)	(2,280)	(1,847)
At end of period	11,462	9,506	5,998	7,226	4,151

Permanent other timing differences relate to the tax effect of deferred revenue acquired within the North American businesses.

Tax losses carried forward at 31 January 2005 relate to the Operating Group's North American businesses and amount to approximately $19 million. Such losses can be carried forward without restriction for 20 years from the year of creation.

19 Called up share capital

	30 April 2002 number	30 April 2003 number	30 April 2004 number	31 January 2004 number	31 January 2005 number
Authorised share capital					
Class A ordinary shares of $0.00001 each	86,428,000	86,428,000	86,428,000	86,428,000	86,428,000
Class B ordinary shares at $0.00001 each	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000
Class C ordinary shares at $0.00001 each	1,386,000	1,386,000	1,386,000	1,386,000	1,386,000
Class D ordinary shares at $0.00001 each	1,386,000	1,386,000	1,386,000	1,386,000	1,386,000
Class L ordinary shares at $0.00001 each	8,000,000	8,000,000	8,000,000	8,000,000	8,000,000
Total authorised share capital	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000

	30 April 2002 number	30 April 2003 number	30 April 2004 number	31 January 2004 number	31 January 2005 number
Allotted, called up and fully paid shares of $0.0001 each					
Class A ordinary shares of $0.00001 each	42,249,620	42,378,270	42,446,720	42,446,720	42,792,870
Class B ordinary shares at $0.00001 each	1,840,000	1,952,420	1,985,205	1,985,205	2,145,625
Class C ordinary shares at $0.00001 each	1,386,000	1,386,000	1,386,000	1,386,000	1,386,000
Class D ordinary shares at $0.00001 each	1,386,000	1,386,000	1,386,000	1,386,000	1,386,000
Class L ordinary shares at $0.00001 each	4,143,291	4,143,291	4,143,291	4,143,291	4,143,291
Total allotted, called up and fully paid share capital	51,004,911	51,245,981	51,347,216	51,347,216	51,853,786

	30 April 2002	30 April 2003	30 April 2004	31 January 2004	31 January 2005
	$'000	$'000	$'000	$'000	$'000
Allotted, called up and fully paid					
Total allotted, called up and fully paid share capital	1	1	1	1	1

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Authorised share capital
The Operating Company was incorporated on 10 August 2001, with a share capital of $1,000 divided into 92,000,000 class A ordinary shares of $0.00001 each and 8,000,000 class L ordinary shares of $0.00001 each. On 30 April 2002, the Board of Directors approved an amendment to the Operating Company's Articles of Incorporation to amend the class A ordinary shares to 86,428,000 class A ordinary shares of $0.00001, 2,800,000 class B ordinary shares of $0.00001, 1,386,000 class C ordinary shares of $0.00001 and 1,386,000 class D ordinary shares of $0.00001.

Allotted, called up and fully paid share capital
On 10 August 2001 the Operating Company issued 35,922,532 class A shares at $0.05411 per share and 3,991,392 class L shares at $4.38312 per share. Of these shares, 8,202,532 class A shares and 911,392 class L shares were issued under the terms of a subordinated loan agreement (see note 16). The total value of the shares issued was $4,438,000 and as no cash was paid for them a charge of this amount was recorded in the period to 30 April 2002.

The loan note also included provision for the further issue of shares on 6 February 2002 should certain conditions not be met. As these conditions were not met a further issue of 1,367,088 class A shares at $0.05411 per share and 151,899 class L shares at $4.38312 per share were issued. The consideration for this issue was the reduction in the amount owed by the Operating Company in respect of the loan note, which was correspondingly reduced by $73,973 in respect of the A shares issued and by $665,792 in respect of the L shares issued.

On 30 April 2002, the Operating Company repurchased 1,386,000 class A shares at a price of $0.05411 per share from, and issued 1,386,000 class D shares at a price of $0.05411 per share to the same shareholder. On the same date the Operating Company also issued 2,000,000 class A shares at $0.05411 per share, 800,000 class B shares at $0.02 per share and 1,078,000 class C shares at $0.01 per share in exchange for a promissory note for an aggregate of $135,000 and a further 2,960,000 class A shares at a price of $0.05411 per share, 1,040,000 class B shares at a price of $0.02 per share and 308,000 class C shares at a price of $0.01 per share under the Restricted Share Agreement for senior management.

During the year ended 30 April 2003 the Operating Company issued 80,000 class A shares at a price of $0.05411 per share and 80,000 class B shares at a price of $0.02 per share as a result of the exercise of options held under the Restricted Share Agreement for senior management. During this period the Operating Company also issued 48,650 class A shares at a price of $0.05411 per share and 32,420 class B shares at prices ranging from $0.02 to $0.05 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan.

During the year ended 30 April 2004 the Operating Company issued 68,450 class A shares at a price of $0.05411 per share and 32,785 class B shares at prices ranging from $0.02 to $0.93 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan.

During the nine months ended 31 January 2005 the Operating Company issued 146,150 class A shares at a price of $0.05411 and 160,420 class B shares at prices ranging from $0.02 to $1.62 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan. 200,000 class A shares at a price of $1.676 were also issued directly. There were no other shares issued or cancelled during the period.

Each holder of an ordinary share is entitled to one vote for each share held at all meetings of shareholders and will be entitled to any dividends declared by the Board of Directors. On a return of capital in a winding up (or otherwise in liquidation) (but not in respect of any redemption, commission or purchase by the Operating Company) the holders of class L shares receive a preferential distribution

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

equal to firstly the unpaid yield (at 12½% per annum) and secondly the aggregate unreturned original cost of class L shares. After the distribution to class L shareholders, the holders of class A and class D shares are entitled to receive a preferential distribution up to three times their aggregate investment. After the distribution to class A and D shareholders, any remaining balance is distributable rateably to class L, A, B and D shares up to five times their aggregate investment. Thereafter any remaining balance is distributable rateably to class L, A, B and C shareholders. A distribution will only be made upon a liquidation event, or a winding up; no distribution will be made in the event of a change in control.

20 Share premium account

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
At start of period	—	20,253	2,939	2,939	2,946
Premium on shares issued to equity shareholders	20,253	186	7	1	500
Transfer to the profit and loss reserve in order to facilitate payment of dividend	—	(17,500)	—	—	—
At end of period	20,253	2,939	2,946	2,940	3,446

Of the dividends proposed and paid during the year ended 30 April 2003, $11,226,000 was distributed through the profit and loss account and $17,500,000 was distributed from the share premium account, in accordance with the laws of the Cayman Islands, which also allows for dividends to be paid out of unrealised profits.

Under Cayman Law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to Micro Focus IP Limited, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing further dividends, including a dividend of $68,800,000 in the period ended 31 January 2005. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman Law.

21 Profit and loss reserve

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
At start of period (deficit)	—	(2,605)	(3,296)	(3,296)	(17,062)
Accumulated loss for the period	(2,530)	(18,219)	(14,215)	(19,205)	(53,892)
Repurchase of shares	(75)	—	—	—	—
Transfer from the share premium account in order to facilitate payment of dividend	—	17,500	—	—	—
Value of share options issued under employee share options plans	—	28	449	286	1,932
At period end (deficit)	(2,605)	(3,296)	(17,062)	(22,215)	(69,022)

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

22 Other reserves

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Foreign currency translation reserve					
At start of period (deficit)	—	231	(186)	(186)	118
Exchange adjustments offset in the period	231	(417)	304	865	(474)
At period end (deficit)	231	(186)	118	679	(356)

The foreign currency translation reserve arises upon the translation of wholly-owned foreign operations into the functional currency of United States Dollars.

23 Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Continuing operations					
Operating profit	11,645	22,761	25,239	16,688	28,387
Depreciation charge (net of profit/loss on disposals)	1,273	1,892	1,849	1,406	1,522
Goodwill amortisation	2,826	3,769	3,769	2,826	2,826
Compensation share-option charge	61	30	840	676	2,063
Decrease/(increase) in stocks	51	130	(122)	(123)	(140)
Decrease/(increase) in debtors	1,171	7,787	(4,300)	1,191	527
Increase/(decrease) in creditors	4,273	(11,338)	4,451	(328)	37
Total net cash inflow from operating activities	21,300	25,031	31,726	22,336	35,222

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

24 Reconciliation of movements in net debt

	Cash in hand and at bank	Current asset investments	Debt due after more than 1 year	Debt due within 1 year	Finance lease creditor due after more than 1 year	Finance lease creditor due within 1 year	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 August 2001	—	—	—	—	—	—	—
Cash flows	15,859	150	(28,127)	(8,120)	—	—	(20,238)
Non-cash movements	—	—	(4,545)	(36)	—	—	(4,581)
At 30 April 2002	15,859	150	(32,672)	(8,156)	—	—	(24,819)
Cash flows	(6,561)	576	(4,660)	1,341	—	—	(9,304)
Non-cash movements	—	—	(374)	(93)	—	—	(467)
Exchange movements	1,495	—	—	—	—	—	1,495
At 30 April 2003	10,793	726	(37,706)	(6,908)	—	—	(33,095)
Cash flows	5,696	1,280	(14,704)	(3,152)	—	—	(10,880)
Non-cash movements	—	—	(120)	(30)	—	—	(150)
Exchange movements	332	-	—	—	—	—	332
At 31 January 2004	16,821	2,006	(52,530)	(10,090)	—	—	(43,793)
Cash flows	54	5,160	2,546	4	—	—	7,764
Non-cash movements	—	—	(53)	(11)	—	—	(64)
Exchange movements	379	—	—	—	—	—	379
At 30 April 2004	17,254	7,166	(50,037)	(10,097)	—	—	(35,714)
Cash flows	15,399	(2,601)	(53,765)	3,462	21	—	(37,484)
Non-cash movements	—	—	(1,568)	(136)	(169)	(82)	(1,955)
Exchange movements	906	—	—	—	—	—	906
At 31 January 2005	33,559	4,565	(105,370)	(6,771)	(148)	(82)	(74,247)

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Movement in borrowings					
Debt due within 1 year:					
Repayment of part of bank loan	(4,862)	(7,577)	(8,866)	(6,316)	(6,125)
Debt due after 1 year:					
New secured bank loan	25,000	32,639	24,416	24,416	115,000
New unsecured loan	16,680	—	—	—	—
Repayment of unsecured loan	—	(21,118)	—	—	—
Repayment of part of bank loan	—	—	—	—	(56,500)
Increase in borrowings	36,818	3,944	15,550	18,100	52,375
Issue costs of new bank loan	(571)	(625)	(244)	(244)	(2,072)
Cash flow	36,247	3,319	15,306	17,856	50,303

25 Acquisitions

On 10 August 2001 the Operating Company acquired certain assets and liabilities and the related trade from Merant plc for an initial purchase price of $54,500,000, together with $5,282,000 costs of the transaction. During the year ended 30 April 2003 the Operating Company received a cash payment of $1,864,000 in final settlement for the acquisition, resulting in the net purchase price of $52,636,000.

The assets and liabilities acquired were either transferred into a new statutory entity in the relevant country, or the statutory entity in the country which held these assets was transferred into the Operating

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Group and assets and liabilities not acquired were transferred out. As a result, the Operating Company acquired operating subsidiaries in Ireland, The United States, Canada, the United Kingdom, Germany, France, Italy, Australia, Japan, Norway, Belgium and the Netherlands, together with distribution operations in Spain and Singapore.

This acquisition has been accounted for using the purchase method of accounting. Results of operations for the business acquired have been included with those of the Operating Group subsequent to the date of acquisition. The purchase price was allocated as shown below.

	Book value	Fair value adjustments	Fair value
	$'000	$'000	$'000
Fixed assets			
Tangible assets	2,361	—	2,361
Total fixed assets	2,361	—	2,361
Current assets			
Stocks	371	—	371
Debtors	42,583	—	42,583
Deferred tax asset	—	13,860	13,860
Cash at bank and in hand	4,766	—	4,766
Total current assets	47,720	13,860	61,580
Short term and long term creditors acquired	(57,635)	(1,156)	(58,791)
Identifiable net (liabilities)/assets	(7,554)	12,704	5,150
Goodwill			52,768
Total cost			57,918
Consideration:			
Cash — initial purchase price			54,500
Cash — settlement			(1,864)
Net cash consideration			52,636
Acquisition costs			5,282
Total consideration			57,918

26 Employees and directors

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Staff costs for the group during the period					
Wages and salaries	29,073	47,121	53,856	38,153	42,218
Social security costs	3,331	4,689	5,029	3,640	3,440
Other pension costs	813	1,555	1,674	1,161	1,104
Cost of employee share schemes	61	30	840	676	2,063
	33,278	53,395	61,399	43,630	48,825
Average monthly number of people (including executive directors) employed					
Sales and distribution	182	181	183	187	187
Research and development	135	140	141	141	144
General and administration	143	149	159	155	154
	460	470	483	483	485

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Directors' emoluments

	9 months ended 30 April 2002	Year ended 30 April 2003	Year ended 30 April 2004	9 months ended 31 January 2004	9 months ended 31 January 2005
	$'000	$'000	$'000	$'000	$'000
Aggregate emoluments	454	731	902	703	842
Aggregate gains made on the exercise of share options	—	—	—	—	1,407
	454	731	902	703	2,249

Directors include Richard Lloyd, who whilst not a director of the Operating Company during the period has acted in that capacity. The Operating Group pension contributions are in respect of two Directors for all periods above.

The aggregate remuneration paid to Directors was as follows:

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
9 months ended 30 April 2002						
Executive Directors						
Anthony Hill	165	92	13	24	—	294
Richard Lloyd	120	10	11	19	—	160
Total	285	102	24	43	—	454

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
12 months ended 30 April 2003						
Executive Directors						
Anthony Hill	230	245	20	12	—	507
Richard Lloyd	147	52	17	8	—	224
Total	377	297	37	20	—	731

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
12 months ended 30 April 2004						
Executive Directors						
Anthony Hill	312	290	28	17	—	647
Richard Lloyd	167	60	19	9	—	255
Total	479	350	47	26	—	902

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
9 months ended 31 January 2004						
Executive Directors						
Anthony Hill	253	224	15	12	—	504
Richard Lloyd	132	47	13	7	—	199
Total	385	271	28	19	—	703

	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
9 months ended 31 January 2005						
Executive Directors						
Anthony Hill	277	309	15	14	—	615
Richard Lloyd	144	64	12	7	—	227
Total	421	373	27	21	—	842

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Benefits in kind for the executive directors include the provision of a company car, fuel and medical benefits.

None of the non-executive directors (David Dominik and Prescott Ashe) received any emoluments during the periods ended 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005. David Dominik and Prescott Ashe are directors of Golden Gate Capital, the manager of the ultimate parent. Details of transactions with related parties are set out in Note 28.

Directors' interests in share capital

Richard Lloyd holds 160,000 class A shares and 40,000 class B ordinary shares, issued under the Restricted Share Agreement. These interests are beneficially held and represent the only interests of Richard Lloyd in the Operating Company's ordinary shares.

Anthony Hill holds 1,600,000 class A shares, 400,000 class B shares and 308,000 class C shares, issued under the Restricted Share Agreement, which are beneficially held. He was also issued 200,000 class A ordinary shares on 28 October 2004 (in addition to the interest he holds under the Restricted Share Agreement) at a price of $1.67. These interests became beneficially held immediately.

The interests of Directors in options over ordinary shares issued under the Restricted Share Agreement during the periods ended 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005 were as follows:

	Anthony Hill			Richard Lloyd		Option price ($)	Earliest exercise date	Latest exercise date
Class of shares	A	B	C	A	B			
At 1 August 2001	—	—	—	—	—			
						$0.054(A)	30 April 2002	30 April 2009
Granted in the year	1,600,000	400,000	308,000	160,000	40,000	$ 0.02(B)	30 April 2002	30 April 2009
						£0.01(C)	30 April 2002	30 April 2009
Exercised in the year	(1,600,000)	(400,000)	(308,000)	(160,000)	(40,000)			
At 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004 and 31 January 2005	—	—	—	—	—			

No directors exercised any options during the period from 31 January 2005 to the date of this report.

Share-based payments

The Operating Group has two equity-settled share-based compensation plans and one cash-settled share-based compensation plan details of which are provided below.

2001 Share Purchase and Option Plan

The Operating Group has a share-based compensation plan (the "Plan") under which employees and directors may be granted options to purchase the Operating Company's ordinary shares (A and B shares). Under the terms of the Plan the options have a maximum term of seven years and no participant is able to transfer any interest in shares obtained under the Plan until a Termination Event (described as a sale of over 50% of the assets of the Operating Group or an Initial Public Offering) has occurred. Whilst options can be exercised at any time, for the purposes of valuing the options the expected date of a Termination Event is used as the expected vesting period of the options. As at 31 January 2005 15,532,000 (30 April 2004: 15,532,000, 31 January 2004: 15,532,000, 30 April 2003: 15,532,000 and 30 April 2002: 1,140,560) ordinary shares have been authorised for issuance under the Plan and 14,434,715 (30 April 2004: 13,907,740, 31 January 2004: 14,061,745, 30 April 2003: 14,387,840 and 30 April 2002: nil) are available for future grant or re-grant.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Options over ordinary shares held by employees under the Plan were as follows:

	Options	Range of exercise prices	Weighted average price	Weighted average remaining life (years): Expected	Contractual
At 10 August 2001	—		—		
Granted	1,140,560		$0.04		
At 30 April 2002	1,140,560	$0.02 – $0.05	$0.04	4.3	7.0
Granted	33,200		$0.04		
Exercised	(80,600)		$0.04		
Lapsed	(29,620)		$0.04		
At 30 April 2003	1,063,540	$0.02 – $0.05	$0.04	3.3	6.0
Granted	645,000		$0.33		
Exercised	(165,985)		$0.04		
Lapsed	(72,300)		$0.10		
At 31 January 2004	1,470,255	$0.02 – $0.39	$0.16	2.6	5.3
Granted	11,200		$0.93		
Exercised	(18,500)		$0.04		
At 30 April 2004	1,462,955	$0.02 – $0.93	$0.17	2.3	5.0
Granted	51,700		$1.46		
Exercised	(315,270)		$0.10		
Lapsed	(102,100)		$0.24		
At 31 January 2005	1,097,285	$0.02 – $1.62	$0.24	0.5	4.0

Options issued under the Plan have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02	27/02/03	04/09/03	19/11/03	04/03/04	18/05/04	04/09/04	18/11/04
Class of share	A	B	B	B	B	B	B	B	B
Share price at grant date	$2.22	$2.22	$2.63	$3.15	$3.29	$2.94	$3.10	$3.80	$8.98
Exercise price	$0.05	$0.02	$0.02	$0.33	$0.39	$0.93	$1.04	$1.62	$1.40
Expected volatility	80%	80%	80%	80%	80%	80%	80%	80%	80%
Expected option life (years)	4	4	3	3	3	2	2	2	1
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	4%	4%	4%	4%	4%	4%	4%	4%	4%
Fair value per option	$2.17	$2.20	$2.61	$2.87	$2.96	$2.23	$2.30	$2.57	$7.72

The expected volatility is based on historical volatility of comparable companies over the last three years. The expected life is the average expected period to exercise. The risk-free rate is the yield on zero-coupon UK government bonds of a term consistent with the expected option life.

Restricted Share Agreement

The Operating Group also operates a share-based compensation plan (the "Agreement") under which senior management may be granted options to purchase the Operating Company's ordinary shares (A, B and C shares). Under the terms of the Agreement the options have a maximum term of ten years and no participant is able to transfer any interest in shares obtained under the Agreement until a Termination Event (described as a sale of over 50 per cent. of the assets of the Operating Group or an Initial Public Offering) has occurred. For the purposes of valuing the options the expected date of a Termination Event is used as the expected vesting period of the options. All of the shares are exercisable on a time

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

apportioned basis, with 25 per cent. being exercisable on 10 August 2002, with a further 25 per cent. being exercisable on each anniversary until 10 August 2005 inclusive.

Options issued under the Agreement have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02
Class of share	A	B
Share price at grant date	$2.22	$2.22
Exercise price	$0.05	$0.02
Expected volatility	80%	80%
Expected option life (years)	4	4
Expected dividend yield	0%	0%
Risk-free interest rate	4%	4%
Fair value per option	$2.17	$2.10

There were no options over ordinary shares held by employees under the Restricted Share Agreement at any time during the period ended 31 January 2005.

The expected volatility is based on historical volatility of comparable companies over the last three years. The expected life is the average expected period to exercise. The risk-free rate is the yield on zero-coupon UK government bonds of a term consistent with the expected option life.

Equity bonus plan

On 29 April 2002 the Board of Directors approved the rules of the Equity Bonus Plan. Under the rules of the Equity Bonus Plan eligible employees are awarded Equity Bonus Units at the discretion of the Board of Directors. The earliest time that units issued under the plan can be realised is the completion of a Termination Event (described as a sale of over 50% of the assets of the Operating Group or an Initial Public Offering). The total units issued at 31 January 2005 was 194,625 (30 April 2004: 202,625 units, 30 April 2003: 124,900 units and 30 April 2002: 113,400 units).

The amount of any realisation payment will depend on the value of the Operating Company's class A shares, called the Sale Price at the time of the Termination Event. This is compared to the Base Price (calculated at the time of award of the unit with reference to the market value of the Operating Company's class A shares) and the bonus is the difference between these two. There is an overall limit on the Sale Price of 10 times the Base Price of the equity bonus unit.

27 Operating lease commitments

The Operating Group had annual commitment under non-cancellable operating leases expiring as follows:

	30 April 2002		30 April 2003		30 April 2004		31 January 2004		31 January 2005	
	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Annual commitments under non-cancellable operating leases expiring:										
Within one year	124	187	1,811	127	1,155	228	273	14	540	74
Within two to five years	8,623	297	6,396	636	1,967	392	2,472	305	3,021	395
After five years	2,376	—	626	—	232	—	475	—	265	—
	11,123	484	8,833	763	3,354	620	3,220	319	3,826	469

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

28 Other related party transactions

During the period to 31 January 2005, management charges of $450,000 (12 months to 30 April 2004: $600,000, nine months to 31 January 2004: $450,000, 12 months to 30 April 2003: $600,000 and nine months ended 30 April 2002: $450,000) were paid to a related party, Golden Gate Capital, which is the fund manager for CCG Investments (BVI), LP, the ultimate parent company.

During the nine months ended 30 April 2002, the subordinated loan notes were held by Golden Gate Capital. These loan notes were repaid on 28 March, 2003. In connection with the issuance of subordinated loan notes to a majority shareholder (repaid in the year ended 30 April 2003), the Operating Company also issued shares to Golden Gate Capital (see note 16).

The interests of Golden Gate Capital, through CCG Investments (BVI), LP and other funds under its management, in the Operating Company's ordinary shares of $0.00001 are as follows:

		Number	
	A Shares	D Shares	L Shares
At 1 August 2001	—	—	—
Acquired	35,903,620	1,386,000	4,143,291
At 30 April 2002, 30 April 2003, 31 January 2004, 30 April 2004, 31 January 2005	35,903,620	1,386,000	4,143,291

During the period to 31 January 2005, management charges of $450,000 (12 months to 30 April 2004: $600,000, nine months to 31 January 2004: $450,000, 12 months to 30 April 2003: $600,000 and nine months ended 30 April 2002: $450,000) were paid to a related party, Parallax Partners, which is a minority shareholder.

29 Post balance sheet events

On 4 April 2005 the Operating Company was issued 50,000 redeemable preference shares in Hackremco (no. 2158) Limited, for which the consideration was an undertaking to pay. Hackremco (no. 2158) Limited changed its name to Micro Focus International Plc on the same date.

Subsequent to the period end, options have been exercised over 15,750 class A shares and 18,525 class B shares.

On 18 April the Operating Company repurchased 1,386,000 class D shares which were cancelled as of that date. 1,386,000 class A shares held as treasury shares were also deemed to be cancelled as of that date.

The Operating Company proposed and paid a dividend of $10 million on 3 March 2005.

30 Capital commitments and contingencies

The Operating Group had no capital commitments at 31 January 2005 (30 April 2004: nil, 31 January 2004: nil, 30 April 2003: nil, 30 April 2002: nil).

The Operating Group had no contingent liabilities, aside from the liability described in note 16, at 31 January 2005 (30 April 2004: nil, 31 January 2004: nil, 30 April 2003: nil, 30 April 2002: nil).

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

31 Supplementary Information

Quarterly Information

Set out below is a quarterly analysis of revenue recognised between the principal product categories, which the Directors use to assess the future revenue flows from the current portfolio of customers.

	Revenue			
	Licence	Maintenance	Consulting	Total
	$'000	$'000	$'000	$'000
Quarter ending				
31 October 2001	12,392	11,879	1,476	25,747
31 January 2002	12,118	11,651	2,291	26,060
30 April 2002	13,830	11,401	1,872	27,103
9 months ended 30 April 2002	38,340	34,931	5,639	78,910
31 July 2002	12,506	11,475	1,451	25,432
31 October 2002	13,808	12,311	1,324	27,443
31 January 2003	15,500	13,030	1,247	29,777
30 April 2003	17,539	13,453	1,269	32,261
Year ended 30 April 2003	59,353	50,269	5,291	114,913
31 July 2003	13,859	13,326	977	28,162
31 October 2003	16,418	13,141	1,136	30,695
31 January 2004	17,306	14,733	839	32,878
30 April 2004	16,628	16,780	1,125	34,533
Year ended 30 April 2004	64,211	57,980	4,077	126,268
31 July 2004	17,188	15,480	837	33,505
31 October 2004	19,696	16,362	979	37,037
31 January 2005	21,817	17,102	1,023	39,942
9 months ended 31 January 2005	58,701	48,944	2,839	110,484

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part VII:
Accountants' Report under IFRS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc (the "Company")
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

12 May 2005

Dear Sirs

Micro Focus International Limited (the "Operating Company") — Special Purpose Restated Consolidated Financial Information for the nine months ended 31 January 2005

We report on the special purpose restated financial information set out below for the nine months ended 31 January 2005 which has been prepared in anticipation of the Operating Company's transition to accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("accounting standards as adopted for use in the EU") (the "2005 restated financial information").

Basis of preparation

The 2005 restated financial information has been prepared on the basis described in the Accounting Policies following the recommendations of the Committee of European Securities Regulators ("CESR") for companies preparing one-year financial information for inclusion in prospectuses and is based on special purpose consolidated financial statements drawn up by the Directors of the Operating Company (the "underlying financial statements") to which no adjustments were considered necessary. As set out in the Accounting Policies, that basis may differ from the basis applicable if the 2005 restated financial information comprised the first financial statements of the Operating Company under accounting standards as adopted for use in the EU and from the basis which will be adopted for the 2005 comparative financial information in the Operating Company's 2006 financial statements prepared for the first time under accounting standards as adopted for use in the EU.

Responsibility

The Directors of the Company are responsible for the preparation of the underlying financial statements.

The Directors of the Company are responsible for the supplementary listing particulars dated 12 May 2005 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the underlying financial statements.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. That evidence included that obtained by us relating to the audit of the underlying financial statements. It also included an assessment of the accounting principles used and significant estimates and judgments made by those responsible for the preparation of the underlying financial statements, as well as evaluating the overall financial statement presentation and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to give reasonable assurance that the 2005 restated financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the 2005 restated financial information gives, for the purposes of the supplementary listing particulars dated 29 April 2005, a true and fair view of the state of affairs of Micro Focus International Limited as at 31 January 2005 and of its profit and cash flows for the nine months then ended in accordance with the basis set out in the Accounting Policies.

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET AT 31 JANUARY 2005

	Note	31 January 2005
		$'000
ASSETS		
Non-current assets		
Goodwill	7	42,404
Intangible assets	8	7,049
Property, plant and equipment	9	2,198
Deferred tax assets	18	8,139
		59,790
Current assets		
Inventories	10	452
Trade and other receivables	11	37,398
Cash and cash equivalents	12	38,124
		75,974
Total assets		135,764
LIABILITIES		
Current liabilities		
Trade and other payables	13	59,654
Current tax liabilities	14	11,768
Financial liabilities — Borrowings	15	6,853
		78,275
Net current liabilities		(2,301)
Non-current liabilities		
Deferred tax liabilities	18	6,464
Financial liabilities — Borrowings	15	105,518
Other non-current liabilities	16	5,661
		117,643
Net liabilities		(60,154)
SHAREHOLDERS' EQUITY		
Capital and reserves attributable to the Operating Company's equity holders		
Ordinary shares	19	1
Share premium	20	3,296
Other reserves (deficit)		(281)
Accumulated losses		(63,170)
Total shareholders' deficiency		(60,154)

The notes on pages 120 to 149 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED INCOME STATEMENT

	Note	9 months ended 31 January 2005
		$'000
Turnover	1	110,484
Amortisation of development costs		(3,628)
Other cost of sales		(4,622)
Total cost of sales		(8,250)
Gross profit		102,234
Selling and distribution costs		(34,611)
Research and development		(13,431)
Compensation share-option charge		(2,063)
Other administrative expenses		(20,962)
Total administrative expenses		(23,025)
Operating profit		31,167
Finance costs — net	3	(5,055)
Profit before tax	2	26,112
Taxation	4	(9,258)
Profit for the period		16,854
Earnings per share expressed in cents per share		
— basic	6	11.51c
— diluted	6	11.26c

All results are from continuing operations.

The notes on pages 120 to 149 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL LIMITED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT GROUP

	Note	Share capital	Share premium	Treasury shares	Currency translation adjustment	Accumulated losses	Total
		$'000	$'000	$'000	$'000	$'000	$'000
Currency translation differences		—	—	—	(474)	—	(474)
Profit for the period		—	—	—	—	16,854	16,854
Total recognised profit for the period		—	—	—	(474)	16,854	16,380
Dividends	5	—	—	—	—	(68,800)	(68,800)
Issue of share capital		—	500	—	—	—	500
Value of share options issued under employee share option plans		—	—	—	—	1,932	1,932
Total changes in shareholders' equity		—	500	—	(474)	(50,014)	(49,988)
Balance as at 1 May 2004		1	2,946	(75)	118	(13,156)	(10,166)
Balance as at 31 January 2005		1	3,446	(75)	(356)	(63,170)	(60,154)

The notes on pages 120 to 149 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	Note	9 months ended 31 January 2005
		$'000
Cash flows from operating activities		
Cash generated from operations	21	38,804
Interest received		281
Interest paid		(3,672)
Tax paid		(2,073)
Net cash from operating activities		33,340
Cash flows from investing activities		
Payments for development costs		(3,582)
Purchase of property, plant and equipment	9	(1,035)
Net cash used in investing activities		(4,617)
Cash flows from financing activities		
Net proceeds from issue of ordinary share capital	19	500
Net proceeds from issue of new bank loan	15	115,000
Repayment of borrowings		(62,625)
Dividends paid to shareholders	5	(68,800)
Net cash used in financing activities		(15,925)
Effects of exchange rate changes		906
Net increase in cash and cash equivalents		13,704
Cash and cash equivalents at 1 May 2004		24,420
Cash and cash equivalents at 31 January 2005	12	38,124

The notes on pages 120 to 149 are an integral part of these consolidated financial statements.

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

General information

Micro Focus International Limited (the "Operating Company") is a company limited by shares, incorporated and domiciled in the Cayman Islands. The registered office of the Operating Company is:

Ugland House
South Church Street
Grand Cayman
Cayman Islands

The Consolidated Financial Information comprises the results of the Operating Company and its subsidiaries (the "Operating Group"). The principal activities of the Operating Group are the provision of legacy application development and deployment software for contemporary platforms.

The Directors consider CCG Investments (BVI), LP to be the immediate and ultimate parent company. Micro Focus International Limited is the highest company in the structure that prepares publicly available financial statements.

Summary of significant accounting policies

The basis of preparation and the principal accounting policies adopted in the preparation of the financial information are set out below.

(A) Basis of preparation

Following admission to the Official List, Micro Focus International Plc will be required to prepare statutory financial statements which comply with accounting standards as adopted for use in the EU in respect of its next financial year, commencing 1 May 2005, (the "2006 financial statements") and subsequently. As a company seeking admission, Micro Focus International Plc voluntarily decided to present certain historical financial information in its supplementary listing particulars on a basis consistent with the accounting policies to be adopted in the financial statements for its next financial year.

In addition to financial information under UK GAAP for the financial periods ended 30 April 2002, 30 April 2003, 30 April 2004 and 31 January 2005, the Directors of Micro Focus International Plc (the "Directors") have prepared financial information for the nine months period ended 31 January 2005 (the "underlying financial statements") on the basis expected to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first financial statements of the Operating Group prepared in accordance with accounting standards as adopted for use in the EU.

When the 2006 financial statements are prepared, they will be the first financial statements prepared by Micro Focus International Plc in accordance with accounting standards as adopted for use in the EU and as such will take account of the requirements and options in IFRS 1 (First-time Adoption of International Financial Reporting Standards) as they relate to the 2005 (i.e. financial year commencing 1 May 2004) comparatives included therein.

Note B (IFRS 1 exemptions) below describes how, in preparing the underlying financial statements, the Directors have applied accounting standards as adopted for use in the EU under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2006 financial statements.

However, certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first time adoption may result in a different application of accounting policies in the 2005 restated financial information to that which would apply if the 2005 financial statements were the first financial statements of the Operating Group prepared in accordance with accounting standards as adopted for use in the EU and, if there are subsequent changes to the Standards or

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

Interpretations applicable to the 2006 financial statements, the 2005 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2006 financial statements. Furthermore, the directors of the Company may, in drawing up the 2006 financial statements, make different accounting policy judgments from those which they have assumed in preparing the underlying financial information.

Micro Focus International Plc is not required by the Financial Services Authority to prepare, for inclusion in its supplementary listing particulars, accounting standards as adopted for use in the EU financial information for any financial period commencing before 1 January 2004. Accordingly, the Directors have elected not to prepare comparative amounts to accompany the underlying financial statements from which the 2005 restated financial information has been compiled. As a result, the 2005 restated financial information does not include comparative financial information and is therefore not a complete set of financial statements in accordance with accounting standards as adopted for use in the EU.

The underlying financial information has been prepared in accordance with the recommendations of CESR for the consistent implementation of the European Commission's Regulation on Prospectuses 809/2004 as to the presentation of one-year information in prospectuses for entities transitioning to accounting standards as adopted for use in the EU.

This consolidated financial information has been prepared under the historical cost convention.

The preparation of financial statements in conformity with the basis of preparation described above requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Operating Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial information, are disclosed in the Critical Accounting Estimates and Judgements section.

(B) IFRS 1 exemptions

IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing these financial statements. IFRS 1 sets out the procedures that the Operating Group must follow when it adopts IFRS for the first time. The Operating Group is required, as discussed above, to establish its IFRS accounting policies as at 30 April 2006 and, in general, apply these policies retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 May 2004.

IFRS 1 provides a number of optional exemptions to the general principle of retrospective application. Exemptions adopted by the Operating Group are set out below:

- The Operating Group has elected not to apply IFRS 3, "Business combinations" to business combinations that occurred before the date of transition. In addition, the Operating Group has elected to continue its treatment of the goodwill on acquisition of foreign entities before 1 May 2004 as the Operating Company's own asset.

- The Operating Group has taken the exemption available under IFRS 1 to only apply IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" from 1 May 2005.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Operating Group's equity and its net income are given in Note 28.

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

(C) Consolidation

Subsidiaries are all entities over which the Operating Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Operating Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Operating Group.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Operating Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Operating Group's share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Operating Group.

The following principal subsidiary undertakings, which are all wholly-owned, have been included in the Consolidated Financial Information:

Company name	Country of incorporation	Principal activities
Micro Focus Group Holdings Unlimited	Ireland	Holding Company
Micro Focus International Holdings Limited	Ireland	Sale and support of software
Micro Focus IP Limited	Cayman Islands	Sale and support of software
Micro Focus Limited	UK	Development, sale and support of software
Micro Focus GmbH	Germany	Intellectual property owners, developers and licensor
Micro Focus (Canada) Limited	Canada	Sale and support of software
Micro Focus NV (Holland)	Netherlands	Sale and support of software
Micro Focus (US) Inc	USA	Development, sale and support of software
Micro Focus KK	Japan	Sale and support of software
Micro Focus Srl	Italy	Sale and support of software
Micro Focus SAS	France	Sale and support of software
Micro Focus Pty Limited	Australia	Sale and support of software
Micro Focus AS	Norway	Sale and support of software
Micro Focus NV (Belgium)	Belgium	Sale and support of software

-These companies operate principally in the country in which they are incorporated.

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

(D) Revenue recognition

The Operating Group recognises revenue from sales of software licenses to end-users or resellers when it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. When the fees for software upgrades and enhancements, maintenance, consulting and education are bundled with the license fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions.

(i) Sales of software licences to end users

The Operating Group recognises revenue from sales of software licences to end-users when the software licences are delivered, it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. If the arrangement includes acceptance criteria, revenue is not recognised until the software or service have met the acceptance criteria, or the acceptance period lapses, whichever is earlier.

(ii) Sales of software licences to resellers

The Operating Group recognises software licence revenue derived from sales to resellers when the licences are delivered to resellers, it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. If not all the revenue recognition criteria are met when the licences are delivered to the resellers, revenue is deferred and recognised upon delivery to the ultimate end-user.

(iii) Sales of maintenance, consulting and education services

Maintenance revenue is derived from providing technical support and software updates to customers. Maintenance revenue is recognised rateably over the term of the contract, which in most cases is one year. Revenue from consulting and education services is recognised as the services are performed.

When the fees for software upgrades and enhancements, maintenance, consulting and education are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions.

Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred revenue. Amounts that satisfy the above revenue recognition criteria that have not yet been invoiced are included in accrued income.

(E) Segmental reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Operating Group considers there to be only one business segment being the provision of legacy application development and deployment software for contemporary platforms.

(F) Leases

Leases of property, plant and equipment where the Operating Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(G) Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of the Operating Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Operating Group's functional currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Operating Group companies
The results and financial position of all the Operating Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate, with exception for goodwill arising before 1 May 2004 which is treated as asset of the Operating Company and expressed in the Operating Company's functional currency.

(H) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs incurred in the arrangement of new borrowing facilities are capitalised and netted against the capital element of the outstanding borrowing. These costs are then amortised over the life of the facility to which the costs relate on the effective interest basis.

(I) Property plant and equipment

All property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Operating Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life as follows:

Leasehold improvements	Remainder of the lease term
Furniture and fixtures	5-7 years
Computer equipment	1-5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(J) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Operating Group's investment in each area of operation by each primary reporting segment.

(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of three to five years.

(iii) Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects relating to the developing of new computer software programmes and significant enchantment of the existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which include the software development employee costs and an appropriate portion of relevant overheads. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have a finite useful life that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding three years.

(K) Impairment of fixed tangible assets and intangible assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(L) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods comprises software for resale and packaging materials. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(M) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Operating Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(N) Employee benefit costs

Pension obligations

Operating Group companies operate various pension schemes. All of the major schemes are defined contribution plans for which the Operating Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Operating Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based compensation

The Operating Group operates three equity-settled, share-based compensation plans.

No expense is recognised in respect of share options granted before 7 November 2002 and vested before 1 January 2005.

For shares or share options granted after 7 November 2002 and vested after January 2005 the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The Shares are recognised when the options are exercised and the proceeds received allocated between share capital and share premium.

Profit-sharing and bonus plans

The Operating Group recognises a liability and an expense for the bonus scheme it operates that is based on a formula that takes into consideration the market value of the Operating Company's shares. The Operating Group also recognises a liability and an expense for the bonus scheme based on the Operating Group's financial performance after certain adjustments.

MICRO FOCUS INTERNATIONAL LIMITED

ACCOUNTING POLICIES

(O) Share capital, share premium and dividend distribution

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of New Ordinary Shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Operating Group company purchases the Operating Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Operating Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Operating Company's equity holders.

Dividend distribution to the Operating Company's shareholders is recognised as a liability in the Operating Group's financial statements in the period in which the dividends are approved by the Operating Company's shareholders.

(P) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(Q) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

MICRO FOCUS INTERNATIONAL LIMITED

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions
The Operating Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Operating Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note K. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Income taxes

The Operating Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Operating Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Critical judgements in applying the Operating Group's accounting policies
The Operating Group makes judgements on specific items when applying its accounting policies. The judgement that has a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is discussed below.

Development expenditure
The Operating Group invests in the development of future products in accordance with the accounting policy stated in note J. The assessment as to whether this expenditure will achieve a complete product for which the technical feasibility is assured is a matter of judgement, as is the forecasting of how the product will generate future economic benefit. Finally, the period of time over which the economic benefit associated with the expenditure occurred will arise is also a matter of judgement.

These judgements are made by evaluating the development plan prepared by the research and development department and approved by management, regularly monitoring progress by using an established set of criteria for assessing technical feasibility and benchmarking to other products.

MICRO FOCUS INTERNATIONAL LIMITED

FINANCIAL RISK MANAGEMENT

The Operating Group's multi-national operations and significant debt financing exposes it to a variety of financial risks that include the effects of changes in credit risk, foreign currency exchange rates, liquidity and interest rates.

(i) Credit risk

Financial instruments which potentially expose the Operating Group to a concentration of credit risk consists primarily of cash equivalents and accounts receivable. Cash equivalents are deposited with high credit quality financial institutions. The Operating Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Operating Group maintains a provision for impairment based upon the expected collectibility of accounts receivable. The Operating Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

(ii) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, UK sterling, the Euro and the Japanese Yen. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. There were no hedging transactions in place at 31 January 2005.

The Operating Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Operating Group aims to maintain flexibility in funding by keeping committed credit lines available.

(iv) Interest risk

The Operating Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of finance leases to which the Operating Group is lessee are fixed at inception of the lease. These leases expose the Operating Group to fair value interest rate risk. The Operating Group's cash flow interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. At the period end, 100 per cent. of borrowings were at variable rates. There were no hedging transactions in place at 31 January 2005.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1 Segmental reporting

Primary reporting format - geographical segments

	North America	Europe and the Middle East	Rest of the World	9 months ended 31 January 2005 Total
	$'000	$'000	$'000	$'000
Revenue	54,446	42,151	13,887	110,484
Segment result (operating profit)	23,458	5,824	1,885	31,167
Finance costs-net				(5,055)
Profit before tax				26,112
Taxation				(9,258)
Net profit attributable to equity shareholders				16,854
Segment assets	57,216	53,904	9,456	120,576
Unallocated assets:				
Intangibles (note 8)				7,049
Deferred tax assets (note 18)				8,139
Total assets				135,764
Segment liabilities	25,551	36,416	3,578	65,545
Unallocated liabilities:				
Current and deferred tax liabilities				18,232
Corporate borrowings (note 15)				112,141
Total liabilities				195,918
Other segment items				
Capital expenditure	2,210	2,292	115	4,617
Depreciation (note 9)	227	529	25	781
Amortisation of intangible assets (note 8)	1,254	2,968	137	4,359

At 31 January 2005, the Operating Group is organised on a worldwide basis into three main geographical segments. The revenue analysis in the table above is based on the location of the customers where the order is received which is not materially different from the location of the assets:

- North America
- Europe and the Middle East
- Rest of the World

There are immaterial sales between the business segments.

Segment assets include property, plant and equipment, stocks, debtors and operating cash and exclude other intangible assets and deferred tax assets. Segment liabilities comprise operating liabilities and finance leases and exclude tax liabilities and corporate borrowings. Capital expenditure comprises additions to property, plant and equipment and other intangible assets.

Secondary reporting format — business segment
The Operating Group considers there to be only one business segment in which it operates, being the provision of legacy application development and deployment software for contemporary platforms.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

2 Expenses by nature

The following is the disclosure of expenses by nature:

	Note	9 months ended 31 January 2005
		$'000
Employee benefit expense	22	48,825
Depreciation of property, plant and equipment		
— Owned assets	9	767
— Assets under finance lease	9	14
Amortisation of intangibles	8	4,359
Changes in inventories of finished goods		142
Consumables used		360
Transportation		191
Advertising costs		3,473
Occupancy costs		7,333
Trade receivable impairment		67
Other expenses		13,786
Total cost of sales, selling and distribution costs, research and development expense and administrative expenses		79,317

Services provided by the Operating Group's auditors and network of firms

During the period the Operating Group (including its overseas subsidiaries) obtained the following services from the Operating Group's auditor at costs as detailed below:

	9 months ended 31 January 2005
	$'000
Audit services	
Statutory audit	459
Tax services	
— Compliance services	45
— Advisory services	210
Other services not covered above	212
Total	926

The Operating Group's auditors, PricewaterhouseCoopers LLP, provide non-audit services for the Operating Group over and above the external audit (principally tax advice and due diligence work). The Board of Directors reviews the level of non-audit fees and believes that the Operating Group receives particular benefit from tax advice provided by its auditors given their wide and detailed knowledge of the Operating Group. The Board is confident that the objectivity and independence of the auditors is not impaired in any way by reason of its non-audit work.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

3 Finance cost — net

	9 months ended 31 January 2005
	$'000
Interest expense on bank borrowings	(3,605)
Interest expense on finance lease	(7)
Interest and similar charges	(3,612)
Amortisation on issue costs	(183)
Accelerated amortisation of issue costs	(1,521)
Interest income	261
Finance cost — net	(5,055)

The accelerated amortisation of issue costs relates to the borrowings described in note 15. The amortisation of issue costs for Facilities 1 and 2 was accelerated during the period, as a result of the Facilities being replaced by Facility 3. The amortisation of issue costs for Facility 3 was also accelerated as a result of the Facility being expected to be repaid from the proceeds of the listing of the Company.

4 Taxation

	9 months ended 31 January 2005
	$'000
Current tax	6,577
Deferred tax	2,681
	9,258

The taxation for the period differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as explained below.

	9 months ended 31 January 2005
	$'000
Profit on ordinary activities before tax	26,112
Tax calculated at domestic tax rates applicable to profits in the respective countries	8,229
Effects of:	
Expenses not deductible for tax purposes	311
Excess overseas taxation	718
Total taxation	9,258

The weighted average applicable tax rate was 35 per cent.

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is provided in note 18.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

5 Dividends

	9 months ended 31 January 2005
	$'000
Equity — ordinary	
Final paid: $1.36 per share	68,800

Under Cayman Law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the Directors of the Operating Company obtained an independent valuation of the intellectual property held by the Operating Company as at 7 October 2003. This valuation was then used as the basis of the transfer of the intellectual property by the Operating Company to Micro Focus IP Limited, a wholly-owned subsidiary, during the year ended 30 April 2004. Subsequently, the directors have considered the valuation of the intellectual property in proposing further dividends, including a dividend of $68,800,000 in the period ended 31 January 2005. A further independent valuation of the intellectual property was performed in April 2005, which further confirmed the adequacy of distributable reserves under Cayman Law.

6 Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to ordinary shareholders and on 146,398,689 shares for the nine months ended 31 January 2005 being the weighted average number of ordinary shares after taking account of the restructuring of the existing share capital conditional on Admission. The weighted average number of shares has been adjusted to exclude the 1,386,000 class A shares and the 1,386,000 class D shares repurchased by the Company.

The calculation of the diluted earnings per share has been based on the earnings attributable to ordinary shareholders and on 149,690,544 shares for the nine months ended 31 January 2005, being the weighted average number of ordinary shares after taking account of share options and the restructuring of the existing share capital, resulting in the previous shareholders of Micro Focus International Limited holding three ordinary shares in Micro Focus International plc for every one ordinary share they currently hold in the capital of Micro Focus International Limited, conditional on Admission, as described above.

	9 months ended 30 April 2005		
	Earnings	Weighted average number of shares	Per share amount
	$'000	'000	cents
Basic EPS			
Earnings attributable to ordinary shareholders	16,854	146,399	11.51
Effect of dilutive securities			
Options		3,292	
Diluted EPS			
Earnings attributable to ordinary shareholders	16,854	149,691	11.26

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

7 Goodwill

	$'000
Cost and net book amount	
At 1 May 2004 and 31 January 2005	42,404

A segment-level summary of the goodwill allocation as at 31 January 2005 is presented below:

North America	24,200
Europe and the Middle East	14,765
Rest of the World	3,439
Total	42,404

The recoverable amount of a Cash Generating Unit ("CGU") is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the geography in which the CGU operates.

The key assumptions used for the analysis of each CGU within the business segment were:

- The budgeted gross margin. This was based on past performance and its expectations for the market development for all CGUs and are consistent with the forecasts included in industry reports.

- The budgeted revenue growth. This has been estimated at 2.5% for all CGUs reflecting the forecasts of future customer requirements. Historically, such forecasts have been reasonably accurate.

The cash flows were discounted using a pre-tax discount rate of 8.9% and reflect specific risks relating to the relevant segments.

8 Other intangible assets

	Development costs	Computer software	Total
	$'000	$'000	$'000
Cost			
At 1 May 2004	10,207	3,774	13,981
Exchange adjustments	—	205	205
Additions	3,582	75	3,657
At 31 January 2005	13,789	4,054	17,843
Aggregate amortisation and impairment			
At 1 May 2004	4,734	1,619	6,353
Exchange adjustments	—	82	82
Charge for the period	3,628	731	4,359
At 31 January 2005	8,362	2,432	10,794
Net book amount at 31 January 2005	5,427	1,622	7,049
Net book amount at 1 May 2004	5,473	2,155	7,628

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

9 Property, plant and equipment

	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$'000	$'000	$'000	$'000
Aggregate Cost				
At 1 May 2004	557	4,108	1,054	5,719
Exchange adjustments	19	224	65	308
Additions at cost	138	656	111	905
Disposals	—	(127)	(50)	(177)
At 31 January 2005	714	4,861	1,180	6,755
Aggregate depreciation				
At 1 May 2004	147	2,917	695	3,759
Exchange adjustments	3	147	34	184
Charge for the year	81	543	157	781
Disposals	—	(126)	(41)	(167)
At 31 January 2005	231	3,481	845	4,557
Net book amount at 31 January 2005	483	1,380	335	2,198
Net book amount at 30 April 2004	410	1,191	359	1,960

Assets held under finance leases, capitalised and included in computer equipment:

	2005
	$'000
Cost	251
Aggregate depreciation	(21)
Net book amount	230

10 Inventories

	2005
	$'000
Finished goods	452

11 Trade and other receivables

	2005
	$'000
Amounts falling due within one year	
Trade debtors	28,407
Less: Provisions for impairment of receivables	(708)
Trade debtors — net	27,699
Other debtors	6,470
Prepayments	1,247
Accrued income	1,982
	37,398

Concentrations of credit risk with respect to trade receivables are limited due to the Operating Group's customer base being large and unrelated. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for doubtful receivables.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

12 Cash and cash equivalents

	2005
	$'000
Cash at bank and in hand	33,559
Short-term bank deposits	4,565
	38,124

The effective interest rate on short-term deposits was 2.4 per cent. and these deposits have an average maturity of 11 days.

13 Trade and other payables — current

	2005
	$'000
Trade payables	2,251
Other tax and social security payable	2,464
Accruals	14,399
Deferred income	40,540
	59,654

Included in the accruals balance above is an amount of $581,000 in relation to estimated payments under the Equity Bonus Plan (see note 22).

14 Current tax liabilities

	2005
	$'000
Corporation tax	11,768

15 Financial liabilities — borrowings

	2005
	$'000
Bank loans due within one year or on demand	
Secured	6,771
	6,771
Finance lease obligations	82
	6,853

	2005
	$'000
Bank loans due after more than one year	
Secured	105,370
	105,370
Finance lease obligations	148
	105,518

(i) Facility 1

On 10 August 2001 the Operating Group entered into a term loan facility for $25 million ("Facility 1") to provide working capital and to fund the acquisition from Merant plc. The term

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

loan was secured by substantially all the assets of the Operating Group and was repayable over three years in equal monthly instalments. The loan bore an effective interest rate of base rate plus 3.25%, limited to a floor of 7% per annum.

On 19 August 2002, the Operating Group borrowed an additional $7,638,884. Under the amended agreement, a fixed monthly amount of $800,000 was payable from 1 September 2002 through to 31 August 2003. Subsequent to this date, monthly re-payments were made based on the outstanding principal amount of the Term Loan as at 31 August 2003 over three years in equal monthly instalments paid from 1 September 2003 with the last payment being due on 1 August 2006. The effective interest rate remained at the base rate plus 3.25%, limited to a floor of 7% per annum.

On 4 November 2003, the Operating Group modified this term loan facility, borrowing an additional $24,416,667, bringing the total term loan balance to $40,000,000. The total amount bore interest at the bank base rate plus 0.5%. Principal payments were due on the first day of each month at a fixed rate of $850,000 through and including 1 July 2006, at which time all outstanding interest and principal would have been due.

(ii) Facility 2

On 28 March 2003, the Operating Group entered into a further term loan facility for $25 million which was due in full on 28 March 2007. The loan was secured by a guarantee from CCG Investments (BVI), LP (Golden Gate Capital Management, LLC) and bore interest at a rate equal to the sum of the Alternate Base Rate plus 2.5% per annum. The Alternate Base Rate being the rate per annum equal to the higher of (i) the base rate in effect on the day and (ii) the Federal Funds rate in effect on the day plus 0.5%.

(iii) Facility 3

On 21 October 2004, the Operating Group repaid the amounts outstanding under Facility 1 and Facility 2 and entered into a new term loan agreement for $115 million with Wells Fargo Foothill Capital Corporation. The term loan is secured by substantially all the assets of the Operating Group, including other intangible assets, property, plant and equipment, inventories, trade and other receivables and cash and cash equivalents. Of the cash and cash equivalents held by the Operating Group $10,000,000 is pledged as security and therefore not available for use by the Operating Group. The loan is split into Term Loan A ($75 million) and Term Loan B ($40 million). Monthly repayments for Term Loan A are fixed at $625,000 until 1 October 2005, $710,000 until 1 October 2006 and then $960,000 until maturity. Term Loan B is repayable in full on 21 October 2008. Term Loan A bears interest at LIBOR plus 3 per cent., limited to a floor of 4 per cent. and Term Loan B bears interest at LIBOR plus 5 per cent., limited to a floor of 7 per cent. Under the terms of the facility, in the event of an early termination as a result of the offering of the shares of the Operating Company for public sale or the sale of the majority of the Operating Group's assets, Term Loan A is subject to a termination payment of $306,500 and Term Loan B is subject to a termination payment of $400,000 (if the loan is repaid prior to 31 July 2005) and Term Loan A is subject to a termination payment of $153,250 and Term Loan B is subject to a termination payment of $400,000 (if the loan is repaid after 31 July 2005 but before 20 October 2008).

The loan is subject to certain covenants with which the Operating Group must comply. The Operating Group must maintain a level of consolidated EBITDA, which when multiplied by the specified multiples, must always be above the level of outstanding debt. At 31 January 2005 the multiples were 2.85 for Term Loan A and 4.5 for Term Loan B. The Operating Group must also

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

maintain qualified cash of $10 million and is only permitted to make capital expenditures in any one fiscal year of $3 million. The Operating Group has not breached these covenants at any stage of the period to 31 January 2005.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	2005
	$'000
Finance lease liabilities — minimum lease payments:	
Not later than one year	87
Later than one year and not later than five years	152
	239
Future finance charges on finance leases	(9)
Present value of finance lease liabilities	230

16 Other non-current liabilities

	2005
	$'000
Deferred income	5,661
	5,661

17 Financial instruments

Fair value of non-current borrowings

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The Operating Group's financial liabilities at 31 January 2005 are deemed to be equal to their fair value at that date.

Maturity of financial liabilities

The maturity profile of the carrying amount of the Operating Group's financial liabilities, at 31 January 2005 was as follows:

	Debt	Finance leases	Total
	$'000	$'000	$'000
In one year or less, or on demand	6,771	82	6,853
In more than one year but not more than two years	9,270	—	9,270
In more than two years but not more than five years	96,100	148	96,248
In more than five years	—	—	—
Total	112,141	230	112,371

Borrowing facilities

The Operating Group has the following undrawn but committed revolver credit line available at 31 January 2005 in respect of which all conditions precedent had been met at that date:

	Floating rate	Fixed rate	Total
	$'000	$'000	$'000
Expiring within one year	750	—	750
Expiring between one and two years	—	—	—
Expiring in more than two years	—	—	—
	750	—	750

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

18 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30 per cent.

The movement on the deferred tax account is as shown below:

Net deferred tax asset	$'000
At 1 May 2004	4,356
Profit and loss charge	(2,681)
At 31 January 2005	1,675

Deferred tax liabilities	Accelerated tax depreciation	Other	Total
	$'000	$'000	$'000
At 1 May 2004	4,009	472	4,481
Charged to profit and loss account	2,323	(340)	1,983
At 31 January 2005	6,332	132	6,464

Deferred tax assets	Tax losses	Deferred revenue	Total
	$'000	$'000	$'000
At 1 May 2004	6,680	2,157	8,837
Charged to profit and loss account	602	(1,300)	(698)
At 31 January 2005	7,282	857	8,139

The deferred tax liability due in less than one year is $3,711,000 and the amount due after one year is $2,753,000. The deferred tax asset expected to be recovered in less than one year is $1,683,000 and the amount expected to be recovered after one year is $6,456,000.

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable.

19 Called up share capital

	2005
	$'000
Authorised	
86,428,000 Class A ordinary shares of $0.00001 each	1
2,800,000 Class B ordinary shares of $0.00001 each	—
1,386,000 Class C ordinary shares of $0.00001 each	—
1,386,000 Class D ordinary shares of $0.00001 each	—
8,000,000 Class L ordinary shares of $0.00001 each	—
Total authorised share capital	1

	1 May 2004 number	31 January 2005 number	1 May 2004 $'000	31 January 2005 $'000
Issued and fully paid				
Class A ordinary shares of $0.00001 each	42,446,720	42,792,870	1	1
Class B ordinary shares of $0.00001 each	1,985,205	2,145,625	—	—
Class C ordinary shares of $0.00001 each	1,386,000	1,386,000	—	—
Class D ordinary shares of $0.00001 each	1,386,000	1,386,000	—	—
Class L ordinary shares of $0.00001 each	4,143,291	4,143,291	—	—
Total allotted, called up and fully paid share capital	51,347,216	51,853,786	1	1

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

During the nine months ended 31 January 2005 the Operating Company issued 146,150 class A shares at a price of $0.05411 and 160,420 class B shares at a price ranging from $0.02 to $1.62 per share as a result of the exercise of options held under the Operating Group's Employee Share Option Plan. 200,000 class A shares at a price of $1.676 per share were also issued directly as part of another share-based compensation plan. There were no other shares issued or cancelled during the period.

On 30 April 2002, the Operating Company acquired 1,386,000 of its own class A shares and issued 1,386,000 class D shares in exchange to the same shareholder. The shares are held as treasury shares. The Company has the right to reissue these shares at a later date.

Potential issues of ordinary shares
Certain employees hold options to subscribe for shares in the Operating Company at prices ranging from $0.02 to $1.62 under the share option schemes approved by shareholders in 2001. Options on 306,570 shares were exercised in the nine-month period ended 31 January 2005. The number of shares subject to options at 31 January 2005 was 1,097,285. Further information on these options is disclosed in note 22. At 31 January 2005 no directors hold options over ordinary shares of the Operating Company.

Each holder of an ordinary share is entitled to one vote for each share held at all meetings of shareholders and will be entitled to any dividends declared by the Board of Directors. On a return of capital in a winding up the holders of class L shares receive a preferential distribution equal first to the unpaid yield (at 12½% per annum) and secondly the aggregate unreturned original cost of class L shares. After the distribution to class L shareholders, the holders of class A and class D shares are entitled to receive a preferential distribution up to three times their aggregate investment. After the distribution to class A and D shareholders, any remaining balance is distributable rateably to class L, A, B and D shares up to 5 times their aggregate investment. Thereafter any remaining balance is distributable rateably to class L, A, B and C shareholders.

20 Share premium account

	$'000
At 1 May 2004	2,946
Premium on shares issued during the period under the share option schemes	500
At 31 January 2005	3,446

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

21 Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

Cash generated from operations

	Note	9 months ended 31 January 2005
		$'000
Continuing operations		
Net profit		16,854
Adjustments for		
Interest and similar charges	3	5,055
Taxation	4	9,258
Depreciation	9	781
Loss on disposal of property, plant and equipment		10
Amortisation of intangibles	8	4,359
Compensation share-option charge		2,063
Changes in working capital		
Inventories		(140)
Trade and other receivables		527
Payables		37
Cash generated from continuing operations		38,804

22 Employees and directors

	9 months ended 31 January 2005
	$'000
Staff costs for the Operating Group during the period	
Wages and salaries	42,218
Social security costs	3,440
Other pension costs (note 23)	1,104
Cost of employee share schemes	2,063
Total salary costs	48,825

	9 months ended 31 January 2005
	$'000
Average monthly number of people (including executive directors) employed	
By business group	
Sales and Distribution	187
Research and Development	144
General and Administration	154
	485

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

	9 months ended 31 January 2005
	$'000
Key management compensation	
Short-term employee benefits	1,419
Post employment benefits	37
Share based payments	1,407
	2,863

The key management figures given above include directors. Directors include Richard Lloyd, who whilst not a Director of the Operating Company during the period, has acted in that capacity.

	9 months ended 31 January 2005
	$'000
Directors	
Aggregate emoluments	842
Aggregate gains made on the issues of shares	1,407
	2,249

The aggregate remuneration paid to Directors was as follows:

	9 months ended 31 January 2005					
	Base salary	Bonus	Benefits in kind	Pensions	Fees	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Executive Directors						
Anthony Hill	277	309	15	14	—	615
Richard Lloyd	144	64	12	7	—	227
Total	421	373	27	21	—	842

Benefits in kind for the executive directors include the provision of a company car, fuel and medical benefits. None of the non-executive directors (David Dominik and Prescott Ashe) received any emoluments during the periods ended 31 January 2005. David Dominik and Prescott Ashe are directors of Golden Gate Capital, the manager of the ultimate parent. Details of transactions with related parties are set out in note 26.

Directors' interests in share capital

Richard Lloyd holds 160,000 class A shares and 40,000 class B ordinary shares, issued under the Restricted Share Agreement. These interests are beneficially held and represent the only interests of Richard Lloyd in the Operating Company's ordinary shares.

Anthony Hill holds 1,600,000 class A shares, 400,000 class B shares and 308,000 class C shares, issued under the Restricted Share Agreement, which are beneficially held. He was also issued 200,000 class A ordinary shares on 28 October 2004 (in addition to the interest he holds under the Restricted Share Agreement) at a price of $1.67. These interests became beneficially held immediately.

No directors hold a legal interest in the share capital of the Issuer.

No directors exercised any options during the period from 31 January 2005 to the date of this report.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Share-based payments

The Operating Group has three equity-settled share-based compensation plans and one cash-settled share-based compensation plan, details of which are provided below.

2001 Share Purchase and Option Plan

The Operating Group has a share-based compensation plan (the "Plan") under which employees and directors may be granted options to purchase the Operating Company's ordinary shares (A and B shares). Under the terms of the Plan the options have a maximum term of seven years. Whilst options can be exercised at any time, the expected date of a Termination Even is determined as the vesting date and the expected life of the options because no participant is able to transfer any interest in shares obtained under the Plan until a Termination Event (described as a sale of over 50 per cent of the assets of the Operating Group or an Initial Public Offering) has occurred. As at 31 January 2005 15,532,000 ordinary shares have been authorised for issuance under the Plan and 14,434,715 are available for future grant or re-grant.

Options over ordinary shares held by employees under the Plan, all of which were exerciseable, were as follows:

	Options	Range of exercise prices	Weighted average exercise price	Weighted average remaining life (years) Expected	Contractual
At 1 May 2004	1,462,955	$0.02 – $0.93	$0.17	2.3	5.0
Granted	51,700		$1.46		
Exercised	(306,570)		$0.10		
Forfeited	(110,800)		$0.24		
At 31 January 2005	1,097,285	$0.02 – $.162	$0.24	0.5	4.0

The weighted average share price for options exercised during the period was $6.91.

Of the 1,097,285 options over ordinary shares outstanding at 31 January 2005, 1,037,985 had an exercise price in the range of $0.02 and $0.39 per share and 59,300 had an exercise price in the range of $0.93 and $1.62 per share.

Options issued under the Plan have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02	27/02/03	04/09/03	19/11/03	04/03/04	18/05/04	04/09/04	18/11/04
Class of share	A	B	B	B	B	B	B	B	B
Share price at grant date	$2.22	$2.22	$2.63	$3.15	$3.29	$2.94	$3.10	$3.80	$8.98
Exercise price	$0.05	$0.02	$0.02	$0.33	$0.39	$0.93	$1.04	$1.62	$1.40
Expected volatility	80%	80%	80%	80%	80%	80%	80%	80%	80%
Expected option life (years)	4	4	3	3	3	2	2	2	1
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	4%	4%	4%	4%	4%	4%	4%	4%	4%
Fair value per option	$2.17	$2.20	$2.61	$2.87	$2.96	$2.23	$2.30	$2.57	$7.72

The expected volatility is based on historical volatility of comparable companies over the last three years. The expected life is the average expected period to exercise. The risk-free rate is the yield on zero-coupon UK government bonds of a term consistent with the expected option life.

The amount charged through the income statement in relation to the Plan for the period ended 31 January 2005 was $481,000.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Restricted Share Agreement

The Operating Group also operates a share-based compensation plan (the "Agreement") under which senior management may be granted options to purchase the Operating Company's ordinary shares (A, B and C shares). Under the terms of the Agreement the options have a maximum term of 10 years. Whilst options can be exercised at various times, the expected date of a Termination Event is determined as the vesting date and the expected life of the options because no participant is able to transfer any interest in shares obtained under the Agreement until a Termination Event (as described under the 2001 Share Option Plan) has occurred. As at 31 January 2005 4,388,000 have been authorised for issue under the Agreement.

Options issued under the Agreement have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	18/11/02	18/11/02
Class of share	A	B
Share price at grant date	$2.22	$2.22
Exercise price	$0.05	$0.02
Expected volatility	80	80
Expected option life (years)	4	4
Expected dividend yield	0	0
Risk-free interest rate	4	4
Fair value per option	$2.17	$2.20

There were no options over ordinary shares held by employees under the Restricted Share Agreement at any time during the period ended 31 January 2005. The amount charged through the income statement in relation to the Agreement for the period ended 31 January 2005 was $47,000.

Share issue

The Operating Group also operates a share-based compensation plan under which senior management are granted ordinary shares in the Operating Company. During the period ended 31 January 2005 the Operating Company issued 200,000 class A shares at a price of $1.67. This interest became immediately beneficially held. The share price at the date of issue was $8.70, based upon the valuation of the Operating Company prepared on a discounted cash flow basis, and therefore the fair value of the services received was $7.03 per share. No expected dividends were incorporated in the measurement of the fair value of the shares. The amount charged through the income statement in relation to the Equity Bonus Plan for the period ended 31 January 2005 was $1,407,000.

Equity bonus plan

On 29 April 2002 the Board of Directors approved the rules of the Equity Bonus Plan, a cash-settled share-based compensation plan. Under the rules of the Equity Bonus Plan eligible employees are awarded Equity Bonus Units at the discretion of the Board of Directors. The earliest time that units issued under the plan can be realised is the completion of a Termination Event (described as a sale of over 50% of the assets of the Operating Group or an Initial Public Offering). The total number of units issued at 31 January 2005 was 194,625. The amount of any realisation payment for each unit will depend on the market value of one of the Operating Company's class A shares, called the Sale Price at the time of the Termination Event. This is compared to the unit's Base Price, which is calculated at the time of award of the unit with reference to the market value of the Operating Company's class A shares. The bonus awarded is the difference between the Sale Price and the Base Price, subject to an overall limit on the Sale Price of 10 times the Base Price (which ranges from $0.05 to $1.62).

The amount charged through the income statement in relation to the Equity Bonus Plan for the period ended 31 January 2005 was $128,000.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

23 Pension commitments

The Operating Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, the UK and Germany. These are funded schemes of the defined contribution type. Outside of these territories, the schemes are also of the defined contribution type.

Pension costs for defined contributions schemes are as follows:

	9 months ended 31 January 2005
	$'000
Defined contribution schemes	1,104

24 Operating lease commitments — minimum lease payments

At 31 January 2005 the Operating Group has lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

	2005
	$'000
Commitments under non-cancellable operating leases expiring:	
Within one year	502
Later than one year and less than five years	11,841
After five years	2,795
	15,138

The Operating Group leases various offices under non-cancellable operating lease agreements that are included in the table above. The leases have various terms, escalation clauses and renewal rights.

25 Capital commitments and contingent liabilities

The Operating Group had no capital commitments at 31 January 2005. The Operating Group had no contingent liabilities, aside from the liability described in note 15, at 31 January 2005.

26 Related party transactions

During the period to 31 January 2005, management charges of $450,000 million were paid to a related party, Golden Gate Capital, which is the fund manager for CCG Investments (BVI), LP, the ultimate parent company.

The interests of Golden Gate Capital, through CCG Investments (BVI), LP and other funds under its management, in the Operating Company's ordinary shares of $0.00001 are as follows:

		Number	
	A shares	D shares	L shares
At 1 May 2004 and 31 January 2005	35,903,620	1,386,000	4,143,291

During the period to 31 January 2005, management charges of $450,000 were paid to a related party, Parallax Partners, which is a minority shareholder.

27 Post balance sheet events

On 4 April 2005 the Operating Company was issued 50,000 redeemable preference shares in Hackremco (no.2158) Limited, for which the consideration was an undertaking to pay. Hackremco (no. 2158) Limited changed its name to Micro Focus International Plc on the same date.

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Subsequent to the year-end, options have been exercised over 15,750 class A shares and 18,525 class B shares. On 18 April the Operating Company repurchased 1,386,000 class D shares which were cancelled as of that date. 1,386,000 class A shares held as treasury shares were also deemed to be cancelled as of that date.

The Operating Company proposed and paid a dividend of $10 million on 3 March 2005.

28 Reconciliation of net assets and profit under UK GAAP to IFRS

The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 31 January 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for the Company, being 1 May 2004.

Reconciliation of operating profit for the nine months ended 31 January 2005

	Note	$'000
Operating profit reported under UK GAAP		28,387
Change in amortisation period of goodwill	(a)	2,826
Capitalisation of software development	(b)	3,582
Amortisation of software development	(b)	(3,628)
Operating profit reported under IFRS		31,167

	Note	$'000
Profit for the period reported under UK GAAP		14,908
Change in amortisation period of goodwill	(a)	2,826
Capitalisation of software development	(b)	3,582
Amortisation of software development	(b)	(3,628)
Deferred tax adjustment relating to above items	(a),(b)	(834)
Profit for the period reported under IFRS		16,854

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of equity at 1 May 2004 (Date of transition to IFRS)	Note	UK GAAP	Effect of transition to IFRS	IFRS
			$'000	
ASSETS				
Non-current assets				
Goodwill		42,404	—	42,404
Intangible assets	(b),(c)	—	7,628	7,628
Property, plant and equipment	(c)	4,115	(2,155)	1,960
Deferred tax assets	(a),(b)	—	8,837	8,837
		46,519	14,310	60,829
Current assets				
Inventories		312	—	312
Trade and other receivables		37,925	—	37,925
Investments	(d)	7,166	(7,166)	—
Cash and cash equivalents	(d)	17,254	7,166	24,420
Deferred tax assets	(a),(b)	5,998	(5,998)	—
		68,655	(5,998)	62,657
Total assets		115,174	8,312	123,486
LIABILITIES				
Current liabilities				
Trade and other payables		53,736	—	53,736
Current tax liabilities		9,821	—	9,821
Financial liabilities — Borrowings		10,097	—	10,097
		73,654	—	73,654
Net current liabilities		(4,999)	(5,998)	(10,997)
Non-current liabilities				
Financial liabilities — Borrowings		50,037	—	50,037
Deferred tax liabilities	(a),(b)	—	4,481	4,481
Other non-current liabilities		5,480	—	5,480
		55,517	4,481	59,998
Net liabilities		(13,997)	3,831	(10,166)
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Operating Company's equity holders				
Ordinary shares		1	—	1
Share Premium		2,946	—	2,946
Other reserves	(e)	118	(75)	43
Accumulated losses	(a),(b),(e)	(17,062)	3,906	(13,156)
Total shareholders' equity (deficit)		(13,997)	3,831	(10,166)

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of equity at 31 January 2005	Note	UK GAAP	Effect of transition to IFRS	IFRS
		$'000	$'000	$'000
ASSETS				
Non-current assets				
Goodwill	(a)	39,578	2,826	42,404
Intangible assets	(b),(c)	—	7,049	7,049
Property, plant and equipment	(c)	3,820	(1,622)	2,198
Deferred tax assets	(a),(b)	—	8,139	8,139
		43,398	16,392	59,790
Current assets				
Inventories		452	—	452
Trade and other receivables		37,398	—	37,398
Investments	(d)	4,565	(4,565)	—
Cash and cash equivalents	(d)	33,559	4,565	38,124
Deferred tax assets	(a),(b)	4,151	(4,151)	—
		80,125	(4,151)	75,974
Total assets		123,523	12,241	135,764
LIABILITIES				
Current liabilities				
Trade and other payables		59,654	—	59,654
Current tax liabilities		11,768	—	11,768
Financial liabilities — borrowings		6,853	—	6,853
		78,275	—	78,275
Net current assets		1,850	(4,151)	(2,301)
Non-current liabilities				
Financial liabilities — borrowings		105,518	—	105,518
Deferred tax liabilities	(a),(b)	—	6,464	6,464
Other non-current liabilities		5,661	—	5,661
		111,179	6,464	117,643
Net liabilities		(65,931)	5,777	(60,154)
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Operating Company's equity holders				
Ordinary shares		1	—	1
Share premium		3,446	—	3,446
Other reserves	(e)	(356)	(75)	(431)
Accumulated losses	(a),(b),(e)	(69,022)	5,852	(63,170)
Total shareholders' equity (deficit)		(65,931)	5,777	(60,154)

Reconciliation of profit for the period ended 31 January 2005	Note	UK GAAP	Effect of transition to IFRS	IFRS
		$'000	$'000	$'000
Turnover		110,484	—	110,484
Cost of sales	(b)	(4,622)	(3,628)	(8,250)
Gross profit		105,862	(3,628)	102,234
Selling and distribution costs		(34,611)	—	(34,611)
Research and development	(b)	(17,013)	3,582	(13,431)
Administrative expenses	(a)	(25,851)	2,826	(23,025)
Operating profit		28,387	2,780	31,167
Net interest payable		(5,055)	—	(5,055)
Taxation	(a),(b)	(8,424)	(834)	(9,258)
Profit for the financial period		14,908	1,946	16,854

MICRO FOCUS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Explanation of reconciling differences between UK GAAP and IFRS

(a) The goodwill arising from the acquisition of the Operating Group from Merant Plc was previously amortised under UK GAAP on a straight line basis over its estimated useful economic life of 14 years. As at 1 May 2004 the net book amount under UK GAAP was adopted as the opening cost under IFRS. This goodwill is no longer amortised, but is subject to reviews for impairment. There is also a corresponding deferred tax movement as a result. This will therefore also be a difference under IFRS.

(b) Development costs were previously expensed through the profit and loss accounts, as permitted by UK GAAP. In accordance with IAS 38, development costs that meet certain criteria, must be capitalised and amortised over the useful economic life to which they relate. The creation of this intangible will also represent a temporary difference under IFRS that leads to a corresponding deferred tax liability. This will therefore also be a difference under IFRS.

(c) Purchased computer software costs were previously recorded as property, plant and equipment, as permitted by UK GAAP. In accordance with IAS 38, all purchased computer software is recorded as an intangible asset.

(d) Under UK GAAP deposits held with financial institutions that cannot be withdrawn without penalty are categorised as current asset investments, provided they can be withdrawn within one year. Under IFRS cash and cash equivalents includes all deposits with up to three months' notice.

(e) Under UK GAAP treasury shares are shown as a movement in the profit and loss reserve. Under IFRS the treasury shares are shown in other reserves.

Explanation of material adjustments to the cash flow statement for the period ended 31 January 2005

Amounts paid for capitalised development costs during the period ended 31 January 2005 are classified as part of cash flows from investing activities under IFRS, but were included as part of operating cash flows under UK GAAP. Cash and cash equivalents includes short-term deposits of $4,565,000 under IFRS, under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Part VIII: Accountants' Report under UK GAAP for Micro Focus International Plc

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

12 May 2005

Dear Sirs

Micro Focus International Plc

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the Supplementary Listing Particulars dated 12 May 2005 (the "Supplementary Listing Particulars") of Micro Focus International Plc (the "Company").

The Company was incorporated as Hackremco (No. 2158) Limited on 21 May 2004 and re-registered as a public company with effect from 4 April 2005. Save for entering into the conditional agreements referred to in paragraph 4 of Part XIV of the Supplementary Listing Particulars, the Company has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the accounting records of the Company, to which no adjustment was considered necessary.

Responsibility

The accounting records are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the Supplementary Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the financial statements underlying the financial information as at 31 January 2005. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the accounting records underlying the financial information and whether the accounting polices are appropriate to the circumstances of the Company and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Supplementary Listing Particulars, a true and fair view of the state of affairs of the Company as at the date stated.

MICRO FOCUS INTERNATIONAL PLC

BALANCE SHEET AS AT 31 JANUARY 2005

	Notes	31 January 2005 £
Current assets		
Cash		1
Net current assets		1
Total assets less current liabilities		1
Net assets		1
Capital and reserves		
Called up share capital	2	1
Equity shareholder's funds	3	1

MICRO FOCUS INTERNATIONAL PLC

NOTES TO THE FINANCIAL STATEMENTS
31 JANUARY 2005

1 Principal accounting policies

The financial statements have been prepared under the historical cost convention, the accounting policies set out below and in accordance with accounting principles generally accepted in the UK.

The company did not trade during the period.

Costs
The costs incurred by the Company in respect of the proposed share offer and admission to the Official List of the UK Listing Authority will be charged to the share premium account arising on the proposed issue of shares in connection therewith. Such costs have been borne by the Operating Company and will only be charged to the Company if the proposed issue is completed.

2 Called up share capital

	31 January 2005 £
Authorised	
100 ordinary Shares of £1 each	100
Allotted, called up and fully paid	
1 ordinary share of £1	1

The Company was incorporated on 21 May 2004 with a share capital of 100 ordinary shares of £1 each. On 4 April 2005 the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each. On 4 April 2005 the Company authorised the creation of redeemable preference shares and authorised and allotted 50,000 redeemable preference shares of £1 each. The subscription took the form of an undertaking to pay the Company, which under s738(2) of the Companies Act are deemed to be fully paid.

3 Reconciliation of movements in shareholders' funds

	31 January 2005 £
At 21 May 2004	—
Issue of share capital	1
At 31 January 2005	1

4 Post balance sheet events

On 4 April 2005 the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each.

The authorised share capital was increased on 4 April 2005 to £50,001 by the creation of 50,000 redeemable preference shares of £1 each, and at the same time the Company became a public limited company. 50,000 redeemable preference shares were allotted and subscribed in the form of an undertaking to pay, as is permitted under the provisions of the Companies Act.

On 5 April 2005 the Company re-registered as a public company, changed its name to Micro Focus International plc and adopted an accounting reference date of 30 April.

On 27 April 2005 the Company increased the authorised ordinary share capital from £100 to £250,000,000, by the creation of the relevant number of ordinary shares.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP *Chartered Accountants*

Part IX:
Accountants' Report under IFRS for Micro Focus International plc

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

12 May 2005

Dear Sirs

Micro Focus International Plc (the "Company") - Special Purpose Restated Financial Information as at 31 January 2005

We report on the special purpose restated financial information set out below as at 31 January 2005 which has been prepared in anticipation of the Company's transition to accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("accounting standards as adopted for use in the EU") (the "2005 restated financial information").

The Company was incorporated as Hackremco (No. 2158) Limited on 21 May 2004 and re-registered as a public company with effect from 4 April 2005. Save for entering into the conditional agreements referred to in paragraph 4 of Part XIV of the Supplementary Listing Particulars, the Company has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation

The 2005 restated financial information has been prepared on the basis described in the Accounting Policies following the recommendations of the Committee of European Securities Regulators ("CESR") and is based on financial information drawn up by the Directors of the Company (the "underlying financial information") to which no adjustments were considered necessary. As set out in the Accounting Policies, that basis may differ from the basis applicable if the 2005 restated financial information comprised the first financial statements of the Company under accounting standards as adopted for use in the EU and form the basis which will be adopted for the 2005 comparative financial information in the Company's 2006 financial statements prepared for the first time under accounting standards as adopted for use in the EU.

Responsibility

The Directors of the Company are responsible for the preparation of the underlying financial information.

The Directors of the Company are responsible for the supplementary listing particulars dated 12 May 2005 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the underlying financial information.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. That evidence included that obtained by us relating to the audit of the underlying financial information. It also included an assessment of the accounting principles used and significant estimates and judgments made by those responsible for the preparation of the underlying financial information, as well as evaluating the overall financial statement presentation and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to give reasonable assurance that the 2005 restated financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the 2005 restated financial information gives, for the purposes of the supplementary listing particulars dated 12 May 2005, a true and fair view of the state of affairs of Micro Focus International Plc as at 31 January 2005 in accordance with the basis set out in the Accounting Policies.

MICRO FOCUS INTERNATIONAL PLC

BALANCE SHEET AS AT 31 JANUARY 2005

	Notes	2005
		£
ASSETS		
Current assets		
Cash and cash equivalents		1
Total assets		1
Net current assets		1
Net assets		1
SHAREHOLDERS' EQUITY		
Capital and reserves attributable to the Operating Company's equity holders		
Ordinary shares	1	1
Total shareholders' equity		1

The notes on pages 159 to 161 are an integral part of these financial statements.

MICRO FOCUS INTERNATIONAL PLC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Note	Share capital £	Total £
Issue of share capital	1	1	1
Total changes in shareholders' equity		1	1
Balance as at 21 May 2004		—	—
Balance as at 31 January 2005		1	1

The notes on pages 159 to 161 are an integral part of these financial statements.

MICRO FOCUS INTERNATIONAL PLC

CASH FLOW STATEMENT

	Note	Period ended 31 January 2005 £
Cash flows from operating activities		—
Cash flows from financing activities		
Proceeds from issue of ordinary share capital	1	1
Net cash flows from financing activities		1
Net increase in cash and cash equivalents		1
Cash and cash equivalents at 21 May 2004		—
Cash and cash equivalents at 31 January 2005		1

The notes on pages 159 to 161 are an integral part of these financial statements.

MICRO FOCUS INTERNATIONAL PLC

ACCOUNTING POLICIES

General information

Micro Focus International Plc ("the Company") is a company limited by shares, incorporated and domiciled in the United Kingdom. The registered office of the Company is:

The Lawn
Old Bath Road
Newbury
Berkshire
RG14 1QN

The principal activity of the Company is that of a holding company.

Summary of significant accounting policies
The basis of preparation and the principal accounting policies adopted in the preparation of the financial information are set out below.

A Basis of preparation

Following admission to the Official List, Micro Focus International Plc will be required to prepare statutory consolidated financial statements which comply with accounting standards as adopted for use in the EU in respect of its financial year commencing 1 May 2005 (the "2006 financial statements") and subsequently. As a company seeking admission to the Official List, Micro Focus International Plc has voluntarily decided to present certain historical financial information in its supplementary listing particulars on a basis consistent with the accounting policies to be adopted in its 2006 financial statements.

In addition to financial information under UK GAAP as at 31 January 2005, the Directors of Micro Focus International plc (the "Directors") have prepared financial information as at 31 January 2005 (the "underlying financial information") on the basis expected to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first consolidated financial statements of the Company prepared in accordance with accounting standards as adopted for use in the EU.

When the 2006 financial statements are prepared, they will be the first financial statements prepared by Micro Focus International Plc in accordance with accounting standards as adopted for use in the EU and as such will take account of the requirements and options in IFRS 1 (First-time Adoption of International Financial Reporting Standards) as they relate to the financial information included therein.

Note B below describes how, in preparing the underlying financial information, the Directors have applied accounting standards as adopted for use in the EU under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2006 financial statements.

However, certain of the requirements and options in IFRS1 relating to comparative financial information presented on first time adoption may result in a different application of accounting policies in the 2005 restated financial information to that which would apply if the 2005 restated financial information was the first financial statements of the Company prepared in accordance with accounting standards as adopted for use in the EU and, if there are subsequent changes to the Standards or Interpretations applicable to the 2006 financial statements, the 2005 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2006 financial statements. Furthermore, the directors of the Company may, in drawing up the 2006 financial statements, make different choices from those which they have assumed in preparing the underlying financial information with respect to the options in IFRS 1.

MICRO FOCUS INTERNATIONAL PLC

ACCOUNTING POLICIES

B IFRS 1 exemptions

IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing these financial statements. IFRS 1 sets out the procedures that the Company must follow when it adopts IFRS for the first time. The Company is required, as discussed above, to establish its IFRS accounting policies as at 30 April 2006 and, in general, apply these policies retrospectively to determine the IFRS opening balance sheet at its date of transition, 21 May 2004.

IFRS 1 provides a number of optional exemptions to the general principle of retrospective application. At 31 January 2005 none of these exemptions are applicable to the Company. As the only differences for the Company between UK GAAP and IFRS are presentational no reconciliations from UK GAAP to IFRS have been presented.

C Share capital

Ordinary shares are classified as equity.

D Cash and cash equivalents

Cash and cash equivalents includes cash in hand, and deposits held at call with banks.

E Costs

The costs incurred by the Company in respect of the proposed share offer and admission to the Official List of the UK Listing Authority will be charged to the share premium account arising on the proposed issue of shares in connection therewith. Such costs have been borne by the Operating Company and will only be charged to the Company if the proposed issue is completed.

The Company did not trade during the period.

MICRO FOCUS INTERNATIONAL PLC

NOTES TO THE FINANCIAL INFORMATION

1. Called up share capital

	31 January 2005
	£
Authorised	
100 ordinary Shares of £1 each	100
Allotted, called up and fully paid	
1 ordinary share of £1	1

The Company was incorporated on 21 May 2004 with a share capital of 100 ordinary shares of £1 each. On 4 April 2005 the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each. On 4 April 2005 the Company authorised the creation of redeemable preference shares and authorised and allotted 50,000 redeemable preference shares of £1 each. The subscription took the form of an undertaking to pay the Company, which under s738(2) of the Companies Act are deemed to be fully paid.

2. Post balance sheet events

On 4 April 2005 the Company sub-divided the share capital into 1,000 ordinary shares of £0.10 each.

The authorised share capital was increased on 4 April 2005 to £50,100 by the creation of 50,000 redeemable preference shares of £1 each, and at the same time the company became a public limited company. 50,000 redeemable preference shares were allotted and subscribed in the form of an undertaking to pay, as is permitted under the provisions of the Companies Act.

On 5 April 2005 the Company re-registered as a public company, changed its name to Micro Focus International plc and adopted an accounting period reference date of 30 April.

On 27 April 2005 the Company increased the authorised ordinary share capital from £100 to £250,000,000, by the creation of the relevant number of ordinary shares.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part X:
Pro Forma Financial Information under UK GAAP

Set out below is the text of a report on the pro forma statement of net assets by PricewaterhouseCoopers LLP, the reporting accountants:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

12 May 2005

Dear Sirs

Micro Focus International Plc (the "Company")
We report on the pro forma statement of net assets set out in Part X of the Company's supplementary listing particulars dated 12 May 2005. The pro forma statement of net assets has been prepared under UK GAAP, for illustrative purposes only, to provide information about how the proposed Global Offer of the Company's shares and admission of the Company's shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange might have affected the consolidated net assets of the Group as at 31 January 2005.

Responsibilities
It is the responsibility solely of the directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued

by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the UK GAAP accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Basis of pro forma statement

The following unaudited pro forma statement of net assets of the Group is provided to show the effect on the net assets of the Group had the Global Offer, Admission and dividend paid on 3 March 2005 taken place as at 31 January 2005, under UK GAAP.

The pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group. The unaudited pro forma statement of net assets is compiled on the basis set out below from the audited consolidated balance sheet of Micro Focus International Limited as at 31 January 2005 and from the audited balance sheet of Micro Focus International Plc as at 31 January 2005, as set out in the Accountants' Reports in Parts VI and VIII respectively of this document:

			Adjustments At 31 January 2005			
	Micro Focus International Plc (note 1)	Micro Focus International Limited (note 2)	Issue proceeds (note 3)	Debt repayment (note 4)	Dividend (note 5)	Proforma Total
	$'000	$'000	$'000	$'000	$'000	$'000
Fixed assets						
Intangible assets	—	39,578	—	—	—	39,578
Tangible assets	—	3,820	—	—	—	3,820
	—	43,398	—	—	—	43,398
Current assets						
Stock	—	452	—	—	—	452
Debtors	—	37,398	—	—	—	37,398
Deferred tax assets	—	4,151	—	—	—	4,151
Investments	—	4,565	—	—	—	4,565
Cash at bank and in hand	—	33,559	99,293	(113,125)	(10,000)	9,727
	—	80,125	99,293	(113,125)	(10,000)	56,293
Creditors — amounts falling due within one year	—	(78,275)	—	6,771	—	(71,504)
Net current assets/(liabilities)	—	1,850	99,293	(106,354)	(10,000)	(15,211)
Total assets less current liabilities	—	45,248	99,293	(106,354)	(10,000)	28,187
Creditors — amounts falling due after more than one year	—	(111,179)	—	105,370	—	(5,809)
Net (liabilities)/assets	—	(65,931)	99,293	(984)	(10,000)	22,378

Notes:

1. The financial information has been extracted, without material adjustment, from the Accountants' Report on Micro Focus International plc as set out in Part VIII of this document.
2. The financial information has been extracted, without material adjustment, from the Accountants' Report on Micro Focus International Limited as set out in Part VI of this document.
3. Issue proceeds:

	Proforma Impact (US$ million)	
	Cash	Net liabilities
Gross proceeds	125.0	125.0
Offer costs and expenses	(25.7)	(25.7)
Total	99.3	99.3

Gross proceeds and offer costs and expenses are based on the Offer Price and have been extracted, without material adjustment, from paragraph 24 of Part XIV of this document. Gross proceeds and offer costs and expenses have been translated using the exchange rate of US$1.8828:£1.00.

Included within offer costs and expenses are $0.7 million relating to termination payments relating to the borrowing facilities to be repaid as described in note 16 of the Micro Focus International Limited Accountants' Report set out in Part VI.

4. Debt repayment:

Although the debt facilities are not required to be repaid on Admission, as described in paragraph 8 of the Key Information of this document the Company's intention is that following Admission the borrowings set out below will be repaid from the proceeds.

	Pro forma Impact (US$ million)			
	Cash	Creditors due within one year	Creditors due after one year	Net liabilities
Term loan A as described in note 16 of the Accountants' Report on Micro Focus International Limited set out in Part VI.	(73.1)	7.7	65.4	—
Term loan B as described in note 16 of the Micro Focus International Limited Accountants' Report set out in Part VI.	(40.0)	—	40.0	—
Unamortised issue costs written off on repayment of the related facilities (which were netted against Bank Loans) as described in note 16 of the Micro Focus International Limited Accountants' Report set out in Part VI.	—	(1.0)	—	(1.0)
Total	(113.1)	6.7	105.4	(1.0)

5. The dividend was paid by the Operating Company on 3 March 2005.

6. No account has been taken of the trading results of the Group since 31 January 2005.

7. The pro forma statement of net assets does not constitute financial statements within the meaning of section 240 of the Act.

Part XI:
Pro Forma Financial Information Under IFRS

Set out below is the text of a report on the pro forma statement of net assets under IFRS by PricewaterhouseCoopers LLP, the reporting accountants:



PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

The Directors
Micro Focus International Plc
Old Bath Road
Newbury
Berkshire
RG14 1QN

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

12 May 2005

Dear Sirs

Micro Focus International Plc (the "Company")

We report on the pro forma statement of net assets set out in Part XI of the Company's supplementary listing particulars dated 12 May 2005.

The pro forma statement of net assets has been prepared under IFRS on the basis expected to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first financial statements of the Group prepared in accordance with accounting standards as adopted for use in the EU, for illustrative purposes only, to provide information about how the proposed Global Offer of the Company's shares and admission of the Company's shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange might have affected the consolidated net assets of the Group as at 31 January 2005.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the IFRS accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Basis of pro forma statement

The following unaudited pro forma statement of net assets of the Group is provided to show the effect on the net assets of the Group had the Global Offer, Admission and dividend paid on 3 March 2005 taken place as at 31 January 2005, under IFRS.

The pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group. The unaudited pro forma statement of net assets is compiled on the basis set out below from the audited consolidated balance sheet of Micro Focus International Limited as at 31 January 2005 and from the audited balance sheet of Micro Focus International Plc as at 31 January 2005 as set out in the Accountants' Reports in Parts VII and IX, respectively, of this document:

			Adjustments At 31 January 2005			
	Micro Focus International Plc (note 1)	Micro Focus International Limited (note 2)	Issue proceeds (note 3)	Debt repayment (note 4)	Dividend (note 5)	Pro forma Total
	$'000	$'000	$'000	$'000	$'000	$'000
Fixed assets						
Goodwill	—	42,404	—	—	—	42,404
Intangible assets	—	7,049	—	—	—	7,049
Property, Plant and equipment	—	2,198	—	—	—	2,198
Deferred tax assets	—	8,139	—	—	—	8,139
	—	59,790	—	—	—	59,790
Current assets						
Inventories	—	452	—	—	—	452
Trade and other receivables	—	37,398	—	—	—	37,398
Cash and cash equivalents	—	38,124	99,293	(113,125)	(10,000)	14,292
	—	75,974	99,293	(113,125)	(10,000)	52,142
Total assets	—	135,764	99,293	(113,125)	(10,000)	111,932
Current liabilities						
Trade and other payables	—	59,654	—	—	—	59,654
Current tax liabilities	—	11,768	—	—	—	11,768
Financial liabilities – borrowing	—	6,853	—	(6,771)	—	82
	—	78,275	—	(6,771)	—	71,504
Net current liabilities	—	(2,301)	99,293	(106,354)	(10,000)	(19,362)
Non-current liabilities						
Deferred tax liabilities	—	6,464	—	—	—	6,464
Financial liabilities—borrowing	—	105,518	—	(105,370)	—	148
Other non-current liabilities	—	5,661	—	—	—	5,661
	—	117,643	—	(105,370)	—	12,273
Net (liabilities)/assets	—	(60,154)	99,293	(984)	(10,000)	28,155

Notes:

1. The financial information has been extracted, without material adjustments from the Accountants' Report on Micro Focus International plc as set out in Part IX of this document.
2. The financial information has been extracted, without material adjustments from the IFRS Accountants' Report on Micro Focus International Limited as set out in Part VII of this document.
3. Issue proceeds:

	Pro forma Impact (US$ million)	
	Cash	Net liabilities
Gross proceeds	125.0	125.0
Offer costs and expenses	(25.7)	(25.7)
Total	99.3	99.3

Gross proceeds and offer costs and expenses are based on the Offer Price and have been extracted, without material adjustment, from the Additional Information as set out in Part XIV, Note 24 of this document. Gross proceeds and offer costs and expenses have been translated using the exchange rate of US$1.8828:£1.00.

Included within offer costs and expenses are $0.7 million relating to termination payments relating to the borrowing facilities to be repaid as described in note 15 of the Micro Focus International Limited Accountants' Report set out in Part VII.

4. Debt repayment:

Although the debt facilities are not required to be repaid on Admission, as described in paragraph 8 of the Key Information of this document the Company's intention is that following Admission the borrowings set out below will be repaid from the proceeds.

	Pro forma Impact (US$ million)			
	Cash	Creditors due within one year	Creditors due after one year	Net liabilities
Term loan A as described in note 15 of the Accountants' Report on Micro Focus International Limited set out in Part VII.	(73.1)	7.7	65.4	—
Term loan B as described in note 15 of the Micro Focus International Limited Accountants' Report set out in Part VII.	(40.0)	—	40.0	—
Unamortised issue costs written off on repayment of the related facilities (which were netted against Bank Loans) as described in note 15 of the Micro Focus International Limited Accountants' Report set out in Part VII.	—	(1.0)	—	(1.0)
Total	(113.1)	6.7	105.4	(1.0)

5. The dividend was paid by the Operating Company on 3 March 2005.
6. No account has been taken of the trading results of the Group since 31 January 2005.
7. The pro forma statement of net assets does not constitute financial statements within the meaning of section 240 of the Act.

Part XII: Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP

The financial information of MFIL and its consolidated subsidiaries included in Part VI has been prepared and presented in accordance with accounting principles generally accepted in the United Kingdom. Certain differences exist between UK GAAP and generally accepted accounting principles in the United States of America which might be material to the financial information herein.

The financial information of MFIL and its consolidated subsidiaries included in Part VII has been prepared and presented under accounting standards as adopted for use in the EU ("IFRS"). Certain differences exist between IFRS and US GAAP which might be material to the financial information herein.

The matters described below summarise certain differences between UK GAAP and US GAAP and IFRS and US GAAP that may be material. The Company is responsible for preparing the Summary below. The Company has not prepared a reconciliation of its consolidated financial statements and related footnote disclosures between UK GAAP and US GAAP or between IFRS and US GAAP and has not quantified such differences. Accordingly, no assurance is provided that the following summary of certain differences between UK GAAP and US GAAP and IFRS and US GAAP is complete.

Had MFIL undertaken any such quantification or reconciliation, other accounting and disclosure differences may have come to its attention that are not identified below. Accordingly MFIL can provide no assurance that the identified differences in the summary below represent all principal differences relating to MFIL. The differences highlighted below reflect only those differences in accounting policies in force at the time of the preparation of the UK GAAP and the IFRS audited consolidated financial statements. No attempt has been made to identify future differences between UK GAAP, US GAAP and IFRS as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. Regulatory bodies that promulgate UK GAAP, US GAAP and IFRS have significant ongoing projects that could affect future comparisons such as this one between UK GAAP and US GAAP and IFRS and US GAAP. Future developments or changes in either UK GAAP, US GAAP or IFRS may give rise to additional differences between UK GAAP and US GAAP and IFRS and US GAAP, which could have a significant impact on the Operating Group.

In making an investment decision, investors must rely on their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP and IFRS and US GAAP, and how these differences might affect the financial information herein.

Revenue Recognition

UK GAAP

The Operating Group recognises revenue from sales of software licences to end users or resellers upon persuasive evidence of an arrangement, delivery of the software, and determination that collection of a fixed or determinable fee is reasonably assured. When the fees for maintenance, consulting and training are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions. If such evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the undelivered elements and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangements does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered.

If the arrangement includes acceptance criteria, revenue is not recognised until the Operating Group can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Operating Group recognises licence revenue derived from sales to resellers upon delivery to the reseller provided that all other revenue recognition criteria are met, otherwise revenue is deferred and recognised upon delivery of product to the ultimate end user.

Maintenance revenue is recognised rateably over the term of the contract, which in most cases is one year. Revenue from consulting and training services is recognised as the services are performed.

US GAAP
Under US GAAP, revenue from the sale of software products and services is governed by Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions" ("SOP 98-9"), and related AICPA Technical Practice Aids, relating to all transactions involving the sale of software products and hardware transactions where the software is more than incidental.

Product revenue from the sale of a perpetual licence of a company's software products is recognised when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured, and, if applicable, upon acceptance when acceptance criteria are specified or upon expiration of an acceptance period. Revenue on time-based subscription licences is generally recognised rateably over the contract term.

Service revenue consists primarily of revenue received for performing maintenance and support ("Post-contract customer support") and training and consulting. Maintenance and support revenue for providing product updates and customer support is deferred and recognised rateably over the service period. Training and consulting revenue is recognised as services are performed and billable according to the terms of the service arrangement.

When a sale involves multiple elements, such as sales of products that include services (where the service is not deemed as being essential to the functionality of the software i.e. does not involve significant production, modification of or customisation of the software), the entire fee from the arrangement is allocated to each respective element based on VSOE of fair value and recognised when revenue recognition criteria for each element are met. VSOE of fair value for each element is established based on the sales price charged when the same element is sold separately. If a company cannot establish VSOE of fair value on this basis, then if a contract contains multiple elements wherein VSOE exists for all undelivered elements, a company may account for the delivered elements in accordance with the residual method prescribed by SOP 98-9. If in multiple element arrangements a company cannot establish VSOE of fair value for all of the separate elements in the arrangement or cannot establish VSOE of fair value for the undelivered elements only, then revenue must be deferred until all elements have been delivered or VSOE can be determined.

Fees due under an arrangement with extended payment terms are generally deemed not to be fixed or determinable if a significant portion of the fee is due beyond the company's normal payment terms. Fees due under such arrangements are recognised as the fees become due and payable and all other revenue recognition criteria are met.

IFRS
The Operating Group recognises revenue from sales of software licences to end-users when it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. When the fees for software upgrades and enhancements, maintenance, consulting and education are bundled with the licence fee, they are unbundled using the Operating Group's objective evidence of the fair value of the elements represented by the Operating Group's customary pricing for each element in separate transactions.

The Operating Group recognises revenue from sales of software licences to resellers when the software licences are delivered, it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. If the arrangement includes acceptance criteria, revenue is not recognised until the software or service has met the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Operating Group recognises software licence revenue derived from sales to resellers when the licences are delivered to resellers, it becomes probable that the economic benefits associated with the transaction will flow to the Operating Group and when the amount of revenue and costs can be reliably measured. If not all the revenue recognition criteria are met when the licences are delivered to the resellers, revenue is deferred and recognised upon delivery to the ultimate end user.

Maintenance revenue is derived from providing technical support and software updates to customers. Maintenance revenue is recognised rateably over the term of the contract, which in most cases is one year. Revenue from consulting and education services is recognised as the services are performed.

Software development costs

UK GAAP
Research and development costs are written off to the profit and loss account as they are incurred.

US GAAP
Under US GAAP, development costs relating to software which is to be sold, leased or otherwise marketed as a separate product apply the provisions of SFAS No. 86 "Accounting for the costs of Computer Software to be Sold, Leased or Otherwise Marketed". Costs incurred internally in creating a computer software product are charged to expense as incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working model. Thereafter, all software production costs shall be capitalised and subsequently reported at the lower of unamortised cost or net realisable value. Capitalisation of computer software costs ceases when the product is available for general release to customers. Capitalised costs are amortised based on current and future revenue for each product with an annual minimum amortisation charge equal to the straight-line amortisation over the remaining estimated economic life of the product.

IFRS
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects relating to developing new computer software programs and significant enhancement of the existing computer software programs are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which include the software development employee costs and an appropriate portion of relevant overheads. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have a finite useful life that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding three years.

Employee share-based compensation

UK GAAP
The Operating Group operates three equity-settled, share-based compensation plans and has adopted FRS 20 "Share-based Payment", which applies to all grants after 7 November 2002 that were unvested as of 1 January 2005. The Operating Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Operating Group's estimate of shares that will eventually vest. A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled share-based payments.

Fair value is measured by using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

US GAAP
Under US GAAP share-based employee compensation is accounted for under either Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" or SFAS 123 "Accounting for Stock Based Compensation". The cost of options granted to employees is recognised over the period to which the employee's service relates (the vesting period) under either the intrinsic value method of APB 25 or the fair value method of SFAS 123. Under the intrinsic value method of APB 25 the measurement date is the date at which both the number of shares to be received and option price are known. Under the fair value method of SFAS 123 the fair value of share options is typically determined and fixed at grant date.

Under the fair value based method of SFAS 123, employee compensation expense is measured at the grant date based on the fair value of the award and is recognised over the service period, which is usually the vesting period. Under the intrinsic value based method, employee compensation expense is the excess, if any, of the quoted market price of the share at measurement date over the amount an employee must pay to acquire the share. Fixed share option plans, where the exercise price equals the quoted market price at the date of grant, have no intrinsic value, and under APB 25, no compensation expense is recognised for them. Compensation expense is recognised for other types of share-based compensation plans, under APB 25, including plans with variable or performance-based features, such as phantom stock plans. Entities electing to apply the accounting provisions of APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied.

IFRS
No expense is recognised in respect of share options which are granted before 7 November 2002 and vested before 1 January 2005.

For share options granted after 7 November 2002 and vested after 1 January 2005 the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. Fair value is measured by using the Black-Scholes pricing model. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The Operating Group recognises a liability and an expense for the bonus scheme it operates that is based on a formula that takes into consideration the market value of the Operating Company's shares. The Operating Group also recognises a liability and an expense for the bonus scheme based on the Operating Group financial performance after certain adjustments.

National insurance contributions on share options

UK GAAP
Share options granted subsequent to 5 April 1999 under approved schemes are subject to employers' and employees' NIC on the gain made on the exercise of such options by UK employees. Under UK GAAP the NIC payable on the difference between the exercise price of the options outstanding and the current market value is calculated and spread over the period up to the date of exercise of the options.

US GAAP
Under US GAAP, the liability for any employee payroll taxes on share options is only recognised when the event triggering the measurement and payment of the tax to the taxing authority occurs, generally the exercise date.

IFRS
Share options granted subsequent to 5 April 1999 under approved schemes are subject to employers' and employees' NIC on the gain made on the exercise of such options by UK employees. Under IFRS, the NIC payable on the difference between the exercise price of the options outstanding and the current market value is calculated and spread over the vesting period.

Business combinations and intangible assets

UK GAAP
Goodwill represents the excess of the fair value of the purchase consideration for businesses and shares in subsidiary undertakings over the fair value of the net assets acquired. Intangible assets acquired, such as brands, may be regarded as indistinguishable from goodwill and accounted for as such. There is a rebuttable presumption that the useful economic lives of goodwill and intangible assets are limited and do not exceed 20 years from the date of acquisition, but it is possible for the useful economic lives to be greater than 20 years or even indefinite. Goodwill arising on acquisitions made before 1 January 1998 will have been written off against reserves. On disposal, this goodwill would be written back and the profit or loss on disposal is adjusted on recognition accordingly. Goodwill is capitalised and amortised on a straight-line basis over its useful life, which the directors estimate to be 14 years.

Under UK GAAP, adjustments to fair values assigned to assets and liabilities acquired on an acquisition of a business are only permitted if they arise before the date on which the directors approve the second post-acquisition financial statements of the acquiring company. Under UK GAAP no specific guidance exists regarding the treatment of deferred revenue upon acquisition. As such it is permissible to value deferred revenue on acquisition at its historic cost, provided there are no factors that point to the anticipated costs associated with deferred revenue being in excess of the amount deferred.

Under UK GAAP, costs of reorganisation and integrating businesses acquired, whether they relate to the acquired entity or the acquiring group, are dealt with as post-acquisition costs.

US GAAP
US GAAP requires that, in accordance with SFAS 141 "Business Combinations", the cost of an acquisition be assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. The fair value of deferred revenue recognised on acquisition will record a current market profit margin on the assumed obligation to perform services or provide products after the consummation of the business combination. No profit margin may be included for elements of the service or production process, such as the selling effort, that are completed prior to consummation.

The excess of the purchase price paid over the underlying fair value allocated to the identifiable assets (including intangibles) must be recorded as goodwill. In some instances, specifically identifiable intangible assets recognised under US GAAP do not meet the recognition criteria of UK GAAP. Identifiable intangible assets in a software company would generally be expected to include in-process research and development, trademarks/trade names, customer lists/relationships and patented and unpatented technology. Intangible assets are amortised over their estimated useful lives other than in-process research and development which is expensed at the date of acquisition.

Under US GAAP, liabilities arising in a business combination may be included as liabilities on acquisition if certain specific criteria are met; if the cost has no future economic benefit to the combined company; is incremental to other costs incurred by the acquired company or the acquiring business in the conduct of activities prior to the consummation date; and will be incurred as a direct result of the plan to exit an activity of the acquired company.

Under US GAAP, the period allowed for adjusting the fair value of pre-acquisition contingencies is typically limited to a maximum of one year from the date of acquisition.

IFRS
Under IFRS, fair value adjustments should be made in the financial statements for the first full financial year following the acquisition. It does not go beyond the financial year.

There is no specific guidance under IFRS regarding the treatment of deferred revenue upon acquisition. As such it is permissible to value deferred revenue on acquisition at its historic cost, provided there are no factors that point to the anticipated costs associated with deferred revenue being in excess of the amount deferred.

Under IFRS 3 "Business Combinations", liabilities for terminating or reducing the activities of the acquiree are only recognised as liabilities on acquisition when the acquiree has, at the acquisition date, an existing liability for restructuring. Any liabilities arising as a result of decisions made by the acquirer are dealt with as post-acquisition costs.

Impairment of tangible fixed assets and intangible assets

UK GAAP
Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Fair value of an asset is determined by the present value of the future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Under UK GAAP goodwill must be reviewed for impairment at the end of the first year following the acquisition and again if there is a change of circumstances in future years indicating impairment in value.

US GAAP
Under US GAAP, SFAS 142 "Goodwill and other intangible assets" ("SFAS 142") requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Intangible assets that do not have an indefinite life are amortised over the estimated useful life of the asset. SFAS 142 requires that capitalised goodwill be allocated to reporting units and tested annually for impairment under a two-step approach. The first step of the impairment test is performed by comparing the fair value of the reporting unit with the book value of the reporting unit. Where the book value is higher than the fair value of the reporting unit, the second step of the impairment test is performed in order to calculate the implied value of goodwill. The impairment of the goodwill is measured as the difference between the carrying value and implied value of goodwill and the amount of the impairment loss is reported in the income statement as a component of operating income.

Other long-lived assets, including definite-lived intangibles, are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss shall be recognised only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

IFRS
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised as the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Leases

UK GAAP
A lease will be classified as held under finance lease where it transfers substantially all the risks and rewards of ownership of an asset to the lessee. It should be presumed that such a transfer of risks and rewards occurs if at the inception of a lease the present value of the minimum lease payments, including any initial payment, amounts to substantially all (normally 90 per cent. or more) of the fair value of the leased asset. Assets held under finance leases are capitalised at their fair value on the commencement of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

US GAAP
Certain operating leases under UK GAAP may be classified as finance leases under US GAAP, referred to in US GAAP as capital leases, if the lease meets any of the following criteria: the leased asset automatically transfers title at the end of the lease term; the lease contains a bargain purchase option; the lease term equals or exceeds 75 per cent. of the remaining estimated economic life of the leased asset; or the present value of the minimum lease payments equals or exceeds 90 per cent. of the excess of fair value of the leased property.

IFRS
Leases of property, plant and equipment where the Operating Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Debt issue costs

UK GAAP
Under UK GAAP, debt issue costs are deferred and deducted from the debt to which they relate for the purpose of balance sheet presentation.

US GAAP
Under IFRS and US GAAP, such debt costs are capitalised as an asset and reported as deferred charges in the balance sheet.

IFRS
As under US GAAP, IFRS capitalises the costs as an asset and reports them as deferred charges in the balance sheet.

Debt Extinguishment

UK GAAP
Under UK GAAP, where the life of a debt instrument is shortened, for example through early redemption, or the company has the option to redeem, the amortisation of issue costs and any premium on redemption should be accelerated over the remaining period of the shortened term. When it becomes virtually certain that the debt instrument will be redeemed early, the amortisation of deferred debt issue costs is accelerated such that the deferred debt issue costs at the start of the year are amortised over the remaining expected life of the debt instrument.

US GAAP
Under US GAAP, in periods preceding extinguishment, interest expense and other carrying costs of the debt should be recognised in accordance with the terms of the instrument. Deferred debt issue costs would continue to be amortised based on the life of the debt that was assumed when the obligation was recorded initially.

IFRS
Under IFRS debt extinguishment costs are treated similarly to UK GAAP.

Restructuring Costs

UK GAAP
Under UK GAAP, provisions including restructuring costs are recognised in accordance with Financial Reporting Standard FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", when an entity meets a number of specific criteria including a reliable estimate of the amount of an obligation.

US GAAP
Under US GAAP, requirements for recording provisions are more stringent than those under UK GAAP. Restructuring provisions are recorded when they meet requirements included in accordance with EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 for exit or disposal activities initiated after 31 December 2002. FAS 146 also highlight specific recognition and measurement of liabilities criteria including fair value techniques similar to UK GAAP.

IFRS
Under IFRS a provision as regards restructuring costs are recognised in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" , when an entity meets a number of specific criteria including a reliable estimate of the amount of an obligation and a detailed plan having been put in place and announcement has been made publicly.

Deferred taxation

UK GAAP
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date, deferred tax is recognised.

A net deferred tax asset is recognised as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. FRS 19 permits but does not require discounting and deferred tax is measured on an undiscounted basis.

US GAAP
Under US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. A valuation allowance is created for deferred

tax assets to the extent that it is more likely than not that the benefit will not be realised. Provision is made at current enacted tax rates. Under US GAAP, discounting is prohibited.

IFRS
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Under IAS 12 "Income Taxes", discounting is prohibited for deferred taxes.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Operating Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Consolidated cash flow statement

UK GAAP
Cash consists of cash in hand and deposits repayable upon demand without penalty. Under UK GAAP, any bank overdrafts would also be presented as part of cash in hand. Investments in bank deposits and other interest-bearing instruments with initial maturities of one year or less are categorised as current asset investments. Such investments are carried at cost which approximates fair value.

Under UK GAAP, the consolidated cash flows are presented in accordance with Financial Reporting Standard 1 (Revised) "Cash Flow Statements" ("FRS 1"). Under FRS 1, a Company presents its cash flows for: (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing.

US GAAP
Under US GAAP, SFAS 95 "Statement of Cash Flows" defines cash and cash equivalents as including highly liquid short-term investments with original maturities of three months or less, and excludes overdrafts.

SFAS 95 requires cash flows to be presented in three categories: (i) operating, (ii) investing and (iii) financing activities. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 would be included as operating activities under SFAS 95. Cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities under SFAS 95. Equity dividend payments would be included as a financing activity under SFAS 95.

IFRS
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Under IFRS, IAS 7 "Cash Flow Statements" requires cash flows to be presented in three categories: (i) operating, (ii) investing and (iii) financing activities. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 would be included as operating activities under IAS 7. Cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities under IAS 7. Equity dividend payments would be included as a financing activity under IAS 7.

Earnings per share

UK GAAP
Under UK GAAP, basic and diluted earnings per share based on profit before amortisation of goodwill and non-operating items are disclosed in addition to basic and diluted earnings per share based on profit before taxation.

US GAAP
Under US GAAP, basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation.

IFRS
IFRS is similar to US GAAP as basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation.

Under IFRS any additional measures of earnings per share have to be presented in the notes to the financial statements.

Segmental disclosure

UK GAAP
Under UK GAAP, segmental reporting is based on the different classes of business and geographical areas in which an entity operates. Classes of business are determined by, among other factors, the nature of the products and services, the nature of the production processes and the markets in which the products or services are sold. The accounting policies used in the segmental reporting must be consistent with the accounting policies used in the consolidated financial statements.

US GAAP
US GAAP is based on the "management approach" whereby external segmental reporting is aligned with the internal reporting used by management. The accounting policies followed in the internal reporting used by management may differ from the accounting policies used in the consolidated financial statements. The entity's internal organisational and management structure and its system of internal financial reporting to the board of directors and the chief executive officer should be the basis for determining the primary and secondary reporting formats. This management-based approach differs from the risk and returns approach of SSAP 25 "Segmental Reporting". US GAAP requires certain asset, income statement and other disclosures to be made for each reportable segment as well as a reconciliation to the corresponding amounts in the consolidated financial statements.

IFRS
A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Operating Group considers there to be only one business segment, which is the provision of legacy application development and deployment software for contemporary platforms.

Transactions between entities under common control

UK GAAP
Under UK GAAP, group reconstructions are permitted to be accounted for using acquisition accounting or merger accounting. Under acquisition accounting, assets and liabilities acquired are fair valued on the date of control change. Under merger accounting, the carrying values of the assets and liabilities of the parties to the combination are not required to be adjusted to fair value on consolidation.

US GAAP
Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

IFRS
There are two basic methods of accounting for business combinations under IFRS 3 "Business Combinations" - the purchase method and the pooling of interests method. Current IFRS accounting literature does not require or prohibit the application of either method. There is no guidance in any other IFRS that requires a different basis of accounting for transactions between entities under common control. Management can therefore elect to apply purchase accounting to a transaction among entities under common control, but is not required to apply this method. Management could also elect to apply the pooling of interests method. If purchase accounting is used, the requirements of IFRS 3 are applied.

If the pooling of interests method is used, the transaction should be recorded as if it had taken place at the beginning of the earliest period presented, the assets and liabilities of the acquired entity using the book values from the financial statements of the controlling party and the difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity as an adjustment to equity.

Management must select an appropriate accounting policy for transactions among entities under common control and apply that policy consistently.

Balance sheet presentation

UK GAAP
A balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP and IFRS. Under UK GAAP certain assets are netted against certain liabilities in the balance sheet, whereas US GAAP requires the separate presentation of total assets and total liabilities. UK GAAP requires that assets are presented in ascending order of liquidity in accordance with the Companies Act, whereas US GAAP assets are presented in descending order of liquidity.

In addition, current assets under UK GAAP include amounts which fall due after more than one year.

US GAAP
US GAAP requires the separate presentation of total assets and total liabilities. UK GAAP requires that assets are presented in ascending order of liquidity in accordance with the Companies Act, whereas US GAAP assets are presented in descending order of liquidity.

Under US GAAP, assets which are amounts which fall due after more than one year would be reclassified as non-current assets.

IFRS
Under IFRS, IAS 1 requires entities to present current and non-current liabilities as separate classifications on the face of the balance sheet, except when a liquidity presentation (which does not distinguish between current and non-current liabilities) provides reliable and more relevant information.

Profit and Loss Presentation

Turnover

UK GAAP
Separate disclosure of revenue and cost of sales relative to each revenue component is not required under UK GAAP.

US GAAP

Under US GAAP, software revenue is disclosed in a number of categories including; net sales of products, revenues from services and other revenues. Separate disclosure of cost of sales relative to each revenue component is also required.

IFRS

Separate disclosure of revenue and cost of sales relative to each revenue component is not required under IFRS.

Basis of accounting for an acquired business

UK GAAP

Under UK GAAP a purchase transaction of a business that results in the creation of a new entity establishes a new basis of accounting for the purchased business. Results of operations are recorded in the new entity from the date of acquisition.

US GAAP

Under US GAAP, Securities and Exchange Commission SAB Topic 5-J states that a purchase transaction of a business that results in a business becoming substantially wholly-owned also establishes a new basis of accounting for the purchased assets and liabilities of the acquired entity. The application of a new basis of accounting represents the termination of the old business and the creation of a new one. A company would also bifurcate (often referred to as a "black line" presentation) the income statement into two separate periods — for the pre- and post-acquisition periods. The new entity would not show results only from the date of acquisition. This would also be applicable for the statements of cash flows, of shareholders' equity, and of comprehensive income. In addition, the relevant footnotes would also be presented for the two distinct accounting periods.

IFRS

IFRS is similar to UK GAAP, and such disclosure and basis of accounting in the separate financial statements of an acquired company is not required under IFRS.

Part XIII: The Global Offer and Related Matters

Shares Subject to the Global Offer

Assuming completion of the Share Exchange and exercise of the Over-allotment Option in full, the Global Offer comprises an offer of 58,730,042 Ordinary Shares (representing approximately 29.5 per cent. of the issued ordinary share capital of the Company immediately following Admission valued at £76.3 million). Of these 58,730,042 Ordinary Shares:

- 51,069,602 are New Ordinary Shares to be issued by the Company; and
- 7,660,440 are Existing Ordinary Shares to be sold by Golden Gate and Parallax Capital pursuant to the Over-allotment Option (assuming completion of the Share Exchange and exercise of the Over-allotment Option in full).

Pursuant to the Global Offer, which, subject to certain conditions, is to be fully underwritten by the Underwriters in accordance with the terms of the Underwriting Agreement (further details of which are set out in paragraph 12 of "Part XIV — Additional Information"), the Company will receive £52.7 million (US$99.3 million) from the subscription of New Ordinary Shares, net of underwriting commissions and other estimated fees and expenses of £13.7 million (US$25.7 million). The Selling Shareholders are intending to sell up to 7,660,440 Existing Ordinary Shares in aggregate, solely pursuant to the Over-allotment Option, assuming completion of the Share Exchange and exercise of the Over-allotment Option. The Company will not receive any proceeds from the sale of Existing Ordinary Shares to be sold by the Selling Shareholders pursuant to the Over-allotment Option.

Under the Global Offer, New Ordinary Shares and Existing Ordinary Shares will be available to institutional investors in the United Kingdom and elsewhere. Certain restrictions that apply to the distribution of these Supplementary Listing Particulars and Ordinary Shares in jurisdictions outside the United Kingdom are described in paragraph 17 of "Part XIV — Additional Information".

Allocation and Pricing

Subject to certain conditions, the Global Offer will be underwritten, on terms which are customary for agreements of its type, by the Underwriters as described in paragraph 12 of "Part XIV — Additional Information" below. Allocations will be determined at the discretion of the Joint Global Co-ordinators (following consultation with the Company, Golden Gate and Parallax Capital) after indications of interest from prospective investors have been received.

The Joint Global Co-ordinators have determined the investors that can participate in the Global Offer and allocations of Ordinary Shares in the Global Offer (following consultation with the Company, Golden Gate and Parallax Capital). All Ordinary Shares issued or sold pursuant to the Global Offer will be issued or sold at the Offer Price.

The rights attaching to the New Ordinary Shares and the Existing Ordinary Shares will be uniform in all respects and they will form a single class for all purposes. The proportions in which particular allocations of Ordinary Shares under the Global Offer will comprise Existing Ordinary Shares and New Ordinary Shares may vary at the discretion of the Company, Golden Gate and the Joint Global Co-ordinators. Certain rights of recourse arising pursuant to the Global Offer in respect of the Ordinary Shares (including in relation to title to the Ordinary Shares) may be derived from different persons according to whether the Ordinary Shares acquired are New Ordinary Shares or Existing Ordinary Shares.

Over-allotment and Stabilisation

In connection with the Global Offer and for a limited period after Admission, Goldman Sachs International, as stabilising manager, may over-allocate or effect transactions with a view to supporting the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, Ordinary Shares or other securities of the Company at a level higher than that which might otherwise prevail for a limited time after the issue date. However, there is no obligation on Goldman Sachs International to do this. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time

and must be brought to an end after a limited period. Save as required by law, Goldman Sachs International does not intend to disclose the extent of any over-allocations and/or stabilisation transactions under the Global Offer.

In connection with the Global Offer, each of Golden Gate and Parallax Capital has granted to Goldman Sachs International an Over-allotment Option, exercisable for 30 days after Admission, pursuant to which Goldman Sachs International may require the Over-allotment Shareholders to sell, in aggregate, up to 7,660,440 (assuming completion of the Share Exchange) Ordinary Shares, in each case at the Offer Price for the purposes, amongst other things, of meeting over-allotments in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Any such Ordinary Shares will be offered by Golden Gate and Parallax Capital on the same terms and conditions as other Ordinary Shares in the Global Offer.

Golden Gate and Parallax Capital will sell their respective Ordinary Shares under the Over-allotment Option on a pro-rata basis to their existing respective holdings of Ordinary Shares.

Dealing Arrangements

The Global Offer is subject to the satisfaction of conditions to be contained in the Underwriting Agreement, including Admission and the absence of any breach of representation or warranty under the Underwriting Agreement. Certain conditions are not capable of waiver. Further details of the Underwriting Agreement are set out below and in paragraph 12 of "Part XIV — Additional Information".

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8:00 a.m. on 12 May 2005. All dealings in the Ordinary Shares between the commencement of conditional dealings and unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. If Admission does not take place, these dealings will not be settled and will be of no effect.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8:00 a.m. on 17 May 2005. It is expected that definitive share certificates for Ordinary Shares will be posted on 17 May 2005 or, if applicable, CREST accounts will be credited, from 17 May 2005 or as soon thereafter as is practicable. No temporary documents of title will be issued. Pending the dispatch by post of definitive share certificates, transfer will be certified against the register held by the Registrars.

Each investor will be required to undertake to pay the Offer Price for the Ordinary Shares issued or sold to each such investor in such manner as shall be directed by the Joint Global Co-ordinators submitting a bid on behalf of each such investor. Liability for stamp duty and stamp duty reserve tax is described in paragraph 20.2 of "Part XIV — Additional Information".

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. Upon Admission, the articles of association of the Company will permit the holding of Ordinary Shares under the CREST system. The Company has applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Investors applying for Ordinary Shares under the Global Offer may, however, elect to receive Ordinary Shares in uncertificated form if they are a system-member (as defined in The Uncertificated Securities Regulations 2001) in relation to CREST.

Underwriting Arrangements

The Company, the Directors, the Selling Shareholders and the Underwriters have entered into an Underwriting Agreement pursuant to which, subject to certain conditions, the Underwriters have agreed

to procure subscribers and/or purchasers for the New Ordinary Shares to be issued by the Company and Existing Ordinary Shares to be sold by the Selling Shareholders pursuant to the exercise of the Over-allotment Option under the Global Offer or, failing which, themselves to subscribe for and/or purchase such Ordinary Shares, in each case at the Offer Price.

The Underwriting Agreement provides for the Underwriters to be paid commissions by the Company and the Selling Shareholders in respect of New Ordinary Shares issued by the Company or Existing Ordinary Shares sold by the Selling Shareholders pursuant to the Over-allotment Option. The Company has given the Underwriters certain warranties and indemnities.

The Global Offer is conditional upon Admission becoming effective and the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms.

The Joint Global Co-ordinators are, in certain circumstances, entitled to terminate the Underwriting Agreement at any time prior to Admission. If such right is exercised, the Global Offer will lapse and any monies received in respect of the Global Offer will be returned to investors without interest.

Further details of the terms of the Underwriting Agreement are set out in paragraph 12 of "Part XIV — Additional Information".

Lock-up Arrangements

The Company has, during the period beginning on 29 April 2005 and continuing to and including the date 360 days after the date of Admission, undertaken to the Underwriters not to (and to procure that no member of the Group will) issue, offer, pledge, sell, issue or grant options, rights or warrants in respect of, contract to issue, pledge or sell, or otherwise dispose of, directly or indirectly, other than pursuant to the Global Offer, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as at 29 April 2005 and in each case fairly disclosed in these Supplementary Listing Particulars) or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

Each Selling Shareholder has undertaken to the Underwriters not to, save for the acceptance of a general offer for the Ordinary Shares made in accordance with the City Code and the provision of an irrevocable undertaking to accept such an offer, during the period beginning on 29 April 2005 and continuing to and including the date of the publication of the six-month accounts of the Company for the period ending 31 October 2005, offer, pledge, sell, contract to sell or pledge, issue options, rights or warrants in respect of or otherwise dispose of, directly or indirectly, other than pursuant to the Global Offer and the Over-allotment Option, if exercised, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities outstanding as at 29 April 2005 and in each case fairly disclosed in these Supplementary Listing Particulars), or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

The Executive Directors and certain of the senior managers have undertaken to the Underwriters not to, save for the acceptance of a general offer for the Ordinary Shares made in accordance with the City Code and the provision of an irrevocable undertaking to accept such an offer, during the period beginning on 29 April 2005 and continuing to and including the date 12 months after the date of Admission, offer, sell, pledge, contract to sell or pledge, issue options, rights or warrants in respect of or otherwise dispose of, directly or indirectly, any Ordinary Shares or any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities or the

exercise of options outstanding as at 29 April 2005 and in each case fairly disclosed in these Supplementary Listing Particulars), or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-ordinators.

As a result of the arrangements described above (assuming that the Over-allotment Option is not exercised) immediately following Admission 71.7 per cent. of the issued ordinary share capital of the Company is expected to be subject to these orderly marketing arrangements.

Part XIV: Additional Information

1 Responsibility

The Directors of the Company, whose names appear on page 10 of these Supplementary Listing Particulars, accept responsibility for the information contained in these Supplementary Listing Particulars. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in these Supplementary Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.

2 The Company

The Company was incorporated and registered in England and Wales on 21 May 2004 as a private company limited by shares under the Companies Act with the name Hackremco (No. 2158) Limited and with registered number 5134647. On 4 April 2005, the Company resolved to re-register as a public company and accordingly changed its name to Micro Focus International plc. The re-registration took effect on 5 April 2005.

The registered office of the Company is at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN.

The principal legislation under which the Company operates is the Companies Act. The principal activity of the Company is that of a holding company.

3 Share Capital

Micro Focus International plc

3.1 The Company was incorporated and registered in England and Wales as a private company limited by shares with an authorised share capital of £100 divided into 100 Ordinary Shares of £1 each.

3.2 Since incorporation there have been the following changes in the authorised and issued share capital of the Company:

3.2.1 by written resolution passed on 4 April 2005:

(i) the Company subdivided each of its issued and unissued Ordinary Shares of £1 into 1,000 shares of £0.10 each;

(ii) the authorised share capital of the Company was increased to £50,100, divided into 1,000 Ordinary Shares of £0.10 each and 50,000 redeemable preference shares of £1 each;

(iii) the Company issued 50,000 redeemable preference shares fully paid to Micro Focus International Limited in consideration of an undertaking to pay up the full amount of the nominal value of the shares on 31 May 2005, thereby satisfying the share capital requirement under section 45(2) of the Companies Act for the re-registration of a private company limited by shares as a public company; and

(iv) the Company resolved to re-register as a public limited company. The re-registration took effect on 5 April 2005.

3.2.2 by a written resolution passed on 27 April 2005:

(i) the authorised share capital of the Company was increased from £50,100 to £250,000,000, by the creation of the relevant number of Ordinary Shares;

(ii) in addition, and without prejudice, to any unexercised portion of any authorities and powers granted to the Directors prior to the passing of the resolution, the Directors were generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act):

(a) up to an aggregate nominal amount of £14,734,818 sufficient to permit the allotment of such number of Ordinary Shares as are required in connection with the Share Exchange, and that this authority is conditional upon completion of the Share Exchange;

(b) up to an aggregate nominal amount of £8,461.50 sufficient to permit the allotment of such number of Ordinary Shares as are required in connection with the issue and allotment of Ordinary Shares to Kevin Loosemore and David Maloney, who will subscribe for Ordinary Shares to the value of £100,000 and £10,000, respectively, at the Offer Price, conditional on Admission;

(c) up to an aggregate nominal amount of £5,106,960.20 sufficient to permit the allotment of such number of Ordinary Shares as are subscribed for in connection with the Global Offer; and

(d) otherwise up to an aggregate nominal amount of £6,644,995.66 equal to one-third of the Company's issued Ordinary Share capital immediately following Admission,

provided that this authority shall expire on the date of the next annual general meeting of the Company, except that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred in paragraph 3.2.2(ii) above had not expired;

(iii) in addition, and without prejudice, to any unexercised portion of any authorities and powers granted to the Directors prior to the passing of the resolution, the Directors were empowered pursuant to section 95 of the Companies Act to allot equity securities (within the meaning of section 94 of the Companies Act) for cash, pursuant to the authority conferred by paragraph 3.2.2(ii) above, as if sub-section (1) of section 89 of the Companies Act did not apply to any such allotment, provided that this power is limited to:

(a) the allotment of equity securities up to a maximum aggregate nominal amount of £14,734,818 sufficient to permit the Share Exchange;

(b) the allotment of equity securities up to a maximum aggregate nominal amount of £8,461.50 sufficient to permit the allotment of Ordinary Shares to Kevin Loosemore and David Maloney (as more particularly described in paragraph 3.2.2(ii)(b) above);

(c) the allotment of equity securities up to a maximum aggregate nominal amount of £5,106,960.20 sufficient to permit the Global Offer;

(d) the allotment of equity securities in connection with an offer of such securities by way of rights to holders of Ordinary Shares in proportion to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising under the laws of any overseas territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever;

(e) the allotment (otherwise than pursuant to paragraphs 3.2.2(iii)(a), 3.2.2(iii)(b) and 3.2.2(iii)(c) above) of equity securities up to an aggregate nominal amount of £996,749.35 equal to 5 per cent. of the Company's issued share capital immediately following Admission,

provided that this power shall expire on the date of the next annual general meeting of the Company, except that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired;

(iv) the provisions of section 89 of the Companies Act will apply to the balance of the authorised but unissued ordinary share capital of the Company, to the extent such rights are not disapplied pursuant to the resolutions described in paragraph 3.2.2(iii) above;

(v) conditional upon, but taking effect immediately prior to, Admission, the Company was generally and unconditionally authorised for the purposes of section 166 of the Companies Act to make one or more market purchases (as defined in section 163 of the Companies Act) of Ordinary Shares provided that:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is equal to 5 per cent. of the aggregate number of the Ordinary Shares in the capital of the Company in issue immediately following Admission;

(b) the price to be paid for each Ordinary Share shall not be less than the nominal value of such share and the maximum price shall not be more than 5 per cent. above the average of the middle market quotations for an Ordinary Share for the five business days immediately preceding the date on which the Ordinary Share is purchased;

(c) unless previously renewed, varied or revoked, the authority conferred by this resolution shall expire at the conclusion of the Company's next annual general meeting; and

(d) the Company may make a contract or contracts to purchase Ordinary Shares under the authority conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts;

(vi) the Micro Focus International plc Incentive Plan 2005 was approved;

(vii) conditional upon, but taking effect immediately prior to, Admission, the Articles were adopted as the new articles of association of the Company;

3.2.2 by a written resolution passed on 11 May 2005, the Company resolved to reclassify and sub-divide each of its redeemable preference shares of £1 each into Ordinary Shares, such reclassification and sub-division to be conditional upon the redemption of the redeemable preference shares on Admission.

3.3 Under the Articles which will be adopted as the new articles of association of the Company conditionally upon, but taking effect immediately prior to, Admission:

(i) the Directors shall be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act to exercise for each Allotment Period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount;

(ii) during each Allotment Period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the authority referred to in paragraph 3.3(i) above and to sell treasury shares wholly for cash:

(a) in connection with a Rights Issue; and

(b) otherwise than in connection with a Rights Issue, up to an aggregate nominal amount equal to the Section 89 Amount,

as if Section 89(1) of the Companies Act did not apply to any such allotment or sale;

(iii) by such authority and power the Directors may, during the Allotment Period, make offers or agreements which would or might require securities to be allotted after the expiry of such period;

(iv) for the purposes of this paragraph 3.3:

(a) "Allotment Period" means the period from the date of adoption of the Articles and ending on the date of the next annual general meeting of the Company or any other period (not exceeding 15 months on any occasion) for which the authority referred to in paragraph 3.3(i) above is renewed or extended by resolution of the Company in general meeting stating the Section 80 Amount for such period;

(b) the "Section 80 Amount" shall for the first Allotment Period be £250,000,000 or an amount not exceeding one third of the issued Ordinary Share capital of the Company at the date of adoption of the Articles, whichever is the lesser amount, and for any other Allotment Period shall be that stated in the relevant resolution renewing the authority referred to in paragraph 3.3(i) above for such period or, in either case, any increased amount fixed by resolution of the Company in general meeting;

(c) the "Section 89 Amount" shall for the first Allotment Period be £250,000,000, or an amount not exceeding 5 per cent of the issued Ordinary Share capital of the Company at the date of adoption of the Articles, whichever is the lesser amount and for any other Allotment Period shall be that stated in the relevant special resolution renewing or extending the power referred to in paragraph 3.3(i) above for such period or, in either case, any increased amount fixed by special resolution;

(d) "Rights Issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to: (i) holders (other than the Company) on the register on a record date fixed by the Directors of Ordinary Shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

3.4 Under the City Code except with the consent of the Takeover Panel, a general offer for all of the Company's equity and voting non-equity share capital must be made by any person or persons acting in concert who:

(i) acquire shares which, together with shares already held by them, carry 30 per cent. or more of the Company's voting rights; or

(ii) 63,094 shares were exchanged by CCG Associates – QP, LLC;

(iii) 5,867 shares were exchanged by CCG Associates – AI, LLC;

(iv) 16,815 shares were exchanged by CCG Investment Fund – AI, LP;

(v) 31,233 shares were exchanged by CCG GP Fund, LLC;

(vi) 13,860 shares were exchanged by CCG AV, LLC – Series A;

(f) pursuant to the Micro Focus International Limited 2001 Share Purchase and Option Plan and the restricted share purchase agreement dated 29 April 2002 (effective as of 10 August 2001):

(i) 1,600,000 A ordinary shares, 400,000 B ordinary shares and 308,000 C ordinary shares were issued and allotted to Anthony Hill;

(ii) 960,000 A ordinary shares and 240,000 B ordinary shares were issued and allotted to Group A Employees;

(iii) 400,000 A ordinary shares and 400,000 B ordinary shares were issued and allotted to Group B Employees;

(g) pursuant to the Micro Focus International Limited 2001 Share Purchase and Option Plan (effective as of 10 August 2001), 359,000 A ordinary shares and 324,150 B ordinary shares were issued and alloted to other Group employees pursuant to the exercise of options between 12 September 2002 and 31 March 2005;

(h) pursuant to a share purchase agreement dated 29 April 2002, 2,000,000 A ordinary shares, 800,000 B ordinary shares and 1,078,000 C ordinary shares were issued and allotted to Parallax Capital;

3.8.2 On 28 October 2004, 200,000 A ordinary shares were issued and allotted to Anthony Hill;

3.8.3 By a written resolution of the shareholders passed on 15 March 2005, and a board resolution on 18 April 2005, MFIL repurchased all its 1,386,000 D ordinary shares in issue;

3.8.4 Further to a meeting of the board of MFIL on 26 April 2005, the board resolved to rectify the register of members of MFIL to show CCG GP IRA Fund, LLC as the registered owner of a proportion of the L ordinary shares and A ordinary shares previously held by CCG GP Fund, LLC, so that, as at the date of this document, CCG GP Fund, LLC is shown on the register of members as owning 68,068 L ordinary shares and 255,336 A ordinary shares, and CCG GP IRA Fund, LLC is shown on the register of members as owning 25,301 L ordinary shares and 553,752 A ordinary shares. The board also resolved to rectify the register of members to correct the reference to "CCG AV, LLC," and to change it to "CCG AV, LLC – Series A".

3.9 As at the date of this document, MFIL has a total issued share capital of US$491.16061.

3.10 Save in respect of the Global Offer, none of the Ordinary Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the Ordinary Shares to be admitted to the Official List. The Ordinary Shares are in registered form and are capable of being held in uncertificated form. In connection with the Global Offer, temporary documents of title will not be issued. However, it is expected that share certificates, for those who wish to hold shares in certificated form, will be posted on 17 May 2005, or as soon as practicable thereafter. None of the Company's share capital is in bearer form.

3.11 Save as described in paragraphs 3.1 to 3.10 of this Part XIV:

(i) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any member of the Group (other than intra-group issues by wholly-owned subsidiaries) in the three years preceding the date of this document;

(ii) no commissions, discounts, brokerages or other special terms have been granted by the Company or any other member of the Group in connection with the issue or sale of any share or loan capital of the Company or any other member of the Group in the three years preceding the date of this document; and

(iii) no share or loan capital of the Company or any other member of the Group is under option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under option.

4 Capital Restructuring and the Share Exchange

It is intended that, prior to and conditional upon Admission, the Group will undergo a capital restructuring involving a share-for-share exchange between the Company and the shareholders of MFIL, which will result in the Company becoming the holding company of the Group. Under the terms of the Share Exchange, the Company will issue three Ordinary Shares to the shareholders of MFIL for every one ordinary share they currently hold.

5 Memorandum and Articles of Association

5.1 Memorandum of Association

Clause 4 of the Memorandum of Association of the Company (the "Memorandum of Association") provides that its objects are, among other things, to carry out the functions of a group holding company and to carry on any trade or business and to do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

The objects of the Company are set out in full in the Memorandum of Association, which is available for inspection as described in paragraph 25 of this Part XIV.

5.2 Articles of Association

The Articles which will be adopted conditionally upon, but taking effect prior to, Admission. The Articles contain (amongst others) provisions to the following effect:

(a) Shares

(i) Share rights

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares being issued, the Company may issue shares (including shares which are, or at the option of the Company or the holder are liable, to be redeemed) with preferred, deferred or other special rights or subject to restrictions.

(ii) Voting rights

At a general meeting of the Company, subject to any special rights or restrictions attached to any class of shares, on a show of hands every member present in person has one vote, and on a poll every member present in person or by proxy has one vote for every share held by him.

No shareholder will, unless the Directors otherwise determine, be entitled to vote at a shareholders' meeting or to exercise any other right in relation to shareholders'

meetings if any call or other sum presently owed to the Company in respect of that share remains unpaid.

(iii) *Variation of Rights*

Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the written consent of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting the necessary quorum is two persons holding, or representing by proxy, at least one-third of the issued shares of the class, except that at an adjourned meeting the quorum is any holder of shares of the class present in person or by proxy.

The special rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by: (a) the creation or issue of further shares ranking equally with or behind that class of shares; or (b) the purchase or redemption by the Company of any of its own shares.

(iv) *Alteration of share capital*

The Company may by ordinary resolution increase its share capital, consolidate all or part of its share capital into shares of a larger amount, divide its shares into shares of a smaller nominal amount and cancel any shares which have not been taken or agreed to be taken and reduce its share capital by the amount of the shares so cancelled.

The Company may, by special resolution, reduce its share capital or any share premium account or capital redemption reserve.

(v) *Directors' power to allot*

Subject as provided by law, all unissued shares are at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them as they see fit.

(vi) *Transfer of shares*

Transfers of certificated shares may be effected in writing, signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. Transfers of uncertificated shares may be effected by means of a relevant system (i.e. CREST).

The Directors may decline to register any transfer of a certificated share unless it is: (a) in respect of only one class of share; and (b) lodged at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the Directors to show the transferor's right to make the transfer and, if the transfer is executed by some other person on the transferor's behalf, the authority of that person to do so.

The Directors may refuse to register an allotment or transfer of shares in favour of more than four persons jointly. The Directors may also, in their absolute discretion, refuse to register any transfer of certificated shares which are not fully paid provided that the exercise of such discretion does not prevent dealings of shares admitted to the Official List from taking place on an open and proper basis.

(vii) *Restrictions where s.212 notice not complied with*

No person may, unless the Directors otherwise determine, attend or vote at any shareholders' meeting if he or any person appearing to be interested in shares has been duly served with a notice under section 212 of the Companies Act (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to the Company the information required. In addition, the Directors may in their absolute discretion, by notice to the holder of 0.25 per cent. or more of the issued shares of a relevant class, direct that:

(a) any dividend or other money which would otherwise be payable on the shares will be retained by the Company without any liability for interest and the shareholder will not be entitled to elect to receive shares in lieu of dividend; and/or

(b) transfers of the shares will not be registered.

(b) Directors

(i) *Directors' fees*

Directors' fees are determined by the Directors except that they may not exceed £1,000,000 per annum in aggregate or such higher amount as may be determined by ordinary resolution of shareholders. Any Director who holds any executive office (including the office of Chairman or Deputy Chairman), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

(ii) *Age limit*

There is no age limit for directors.

(iii) *Directors' interests*

Subject to the Companies Act, and provided that he has disclosed to the Directors the nature and extent of his interest, a Director:

(a) may be a party to, or otherwise interested in, any contract, transaction or arrangement in which the Company is interested;

(b) may be a director or employee of, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body in which the Company is interested;

(c) may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as auditor) and be remunerated; and

(d) will not, unless otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration.

(iv) Restrictions on voting

Except as provided below, a Director may not vote in respect of any contract, arrangement or any other proposal in which he has any material interest, otherwise than by virtue of an interest in the Company's shares, debentures or other securities or otherwise in or through the Company. Subject to the provisions of the Companies Act, a Director is entitled to vote and be counted in the quorum in respect of any resolution concerning (*inter alia*):

(a) the giving of any security, guarantee or indemnity in respect of obligations incurred by him and guaranteed by the Company (*or vice versa*);

(b) any proposal concerning an offer of securities by the Company in which he is or may be entitled to participate as a holder of securities or as an underwriter or sub-underwriter;

(c) any proposal concerning any other company, provided that he and connected persons do not have an interest in 1 per cent. or more of any class of share capital of such company;

(d) any proposal relating to an arrangement for the benefit of employees which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(e) any proposal concerning insurance for the benefit of the Directors.

(v) Borrowing powers

The Directors may exercise all the powers of the Company to borrow money, mortgage or charge its assets, and issue debentures and other securities.

The Directors must restrict the borrowings of the Company so that the aggregate amount outstanding in respect of borrowings by the Group shall not, without an ordinary resolution of the Company, exceed a sum equal to three times the aggregate of the amount paid up or credited as paid up on the Company's issued share capital and the total amount standing to the credit of the capital and revenue reserves of the Group as shown in the latest audited balance sheet of the Group (after certain customary adjustments).

(c) Dividends

The Company may, by ordinary resolution, declare dividends to be paid to its shareholders, but the amount of such dividends may not exceed the amount recommended by the Directors.

If the Directors believe the dividends are justified, they may pay dividends on any class of share where the dividend is payable on fixed dates. They may also pay interim dividends on shares of any class in amounts and on dates and periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the payment of dividends on any other class of shares having rights ranking equally with or behind those shares.

No dividend may be paid otherwise than out of profits available for distribution under the Companies Act.

Unless the share rights otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

Any dividend unclaimed for six years from the date on which it was declared or became due for payment shall be forfeited and shall revert to the Company.

The Directors may, if authorised by ordinary resolution, offer to ordinary shareholders the right to receive, in lieu of dividend, an allotment of new Ordinary Shares credited as fully paid.

(d) Service of notices

Any notice or document may be served on or delivered to any member of the Company either personally or by sending it by post addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address as aforesaid.

6 Employee Share Incentive Schemes

Options over shares and restricted shares in MFIL are outstanding under the Micro Focus International Limited 2001 Share Purchase and Option Plan, which is described in paragraph 6.2 below. These options will be converted into options over Ordinary Shares (such options to vest on the same terms as the options over shares in MFIL) pursuant to the Share Exchange. No further awards or options will be granted under the scheme after Admission. Awards under this plan will not be affected by Admission.

The Company will also adopt the Micro Focus International plc Incentive Plan 2005 (the "Plan"), which will be operated after Admission. This is intended to provide a flexible framework to allow the Company to make awards of free shares, in the form of nil-cost options, conditional awards or forfeitable shares, or to grant market value options ("Awards"). Awards may be granted to employees and Directors of the Group and certain associated companies. All awards and options have substantially the same terms unless stated otherwise.

6.1 Summary of the Plan

6.1.1 Eligibility

All employees and Directors of the Group (and selected associated companies) are eligible to participate in the Plan. Directors who are within six months of their normal retirement date will not be granted Awards.

6.1.2 Operation of the Plan

The remuneration committee of the Board will decide whether or not Awards are to be made and which employees to make Awards to and the number of shares they will be granted over.

It is intended to grant Awards in the first year after Admission, as the first of a programme of annual grants, and the grants will be in line with best market practice.

After Admission, Awards will generally only be made within 42 days after the announcement of the Company's results for any period. The remuneration committee may, however, grant Awards at other times in exceptional circumstances.

Awards cannot be granted more than 10 years after Admission.

Options granted on 30 April 2002 vest as to 25 per cent. of the shares subject to them on 10 August 2002 and as to an additional 25 per cent. on 10 August each year after that (until fully vested).

Options granted on 18 November 2002 and 27 February 2003 vest as to 25 per cent. of the shares subject to them on 10 August 2003 and as to an additional 25 per cent. on 10 August each year after that (until fully vested).

Options granted after 27 February 2003 vest as to 25 per cent. of the shares subject to them on the first anniversary of the grant date and as to an additional 25 per cent. on the anniversary each year after that (until fully vested).

The options are exercisable, once vested, for seven years from the date of grant.

Restricted shares

Restricted shares have also been awarded to certain senior executives under the Micro Focus International Limited 2001 Share Purchase and Option Plan as described below:

Date of grant	Share class	Price per ordinary share (US$)	Number of ordinary shares
30 April 2002	A	0.05411	2,960,000
30 April 2002	B	0.02	1,040,000
30 April 2002	C	0.01	308,000
18 November 2002	A	0.05411	40,000
18 November 2002	B	0.02	40,000

The shares issued under this plan represent 8 per cent. of all shares in issue. The shares issued are restricted to employees. Restricted shares are fully paid and 25 per cent. vest each year, with the first 25 per cent. vesting on 10 August 2002 for grants made on 30 April 2002 and on 18 November 2002 for grants made on that date. The last of the shares vest on 18 November 2005.

Restricted shares and options will vest early (and, in the case of options, become immediately exercisable), on the closing of either an asset or share sale of the Company; or following an initial public offering, the date on which the collective shareholding of Golden Gate and certain affiliates is no more than a total of 25 per cent. of the aggregate number of the Ordinary Shares. Notwithstanding this, vesting of the shares and options will not be accelerated by Admission. Holders of restricted shares will be asked to consent to their shares being converted into Ordinary Shares, subject to the same vesting terms, as part of the Share Exchange. In addition, no participant may effect any public sale or distribution of options or shares within seven days prior to or 180 days following the effective date of any underwritten public offering of the Ordinary Shares.

On leaving employment, for any reason, shares and options vest on a pro rata basis according to the number of months elapsed since the previous annual vesting date. Depending on the reason for leaving employment, restricted shares are repurchased by the Company either at fair market value or at the lower of their original cost and fair market value. Options can be exercised during the following 30 days only (or six months, in the case of termination due to death or disability). Unvested options lapse.

Shares authorised by the plan or covered by outstanding options may be adjusted in the event of a reorganisation, recapitalisation, share split, share dividend, combination of shares, merger, consolidation or any other variation in the share capital.

The remuneration committee may at any time add to or amend the plan, except that it will require shareholder approval in order to increase the maximum number of shares (other than on a variation of share capital, as outlined above), or extend the term of the plan. The written agreement of the participants and the Board is required in order to change any of the terms of an individual written agreement between the Company and the participant.

7 Employees

The table below sets out the number of people employed by the Group at the end of each of the last four financial periods.

	As at 30 April			As at 31 January
	2002	2003	2004	2005
Technology & Product Development	133	139	143	140
Sales & Marketing	170	91	189	194
Support	66	67	67	70
General & Admin	89	93	93	89
Total	458	490	492	493

The Group operates pension arrangements for employees in the United Kingdom, United States, Germany, Italy, Japan, France, Australia, Norway, Canada, Belgium, Ireland and the Netherlands. The majority of its employees are employed in the United Kingdom and the United States and the pension arrangements provided in respect of these employees are defined contribution. In other countries, the Group participates in a variety of defined contribution, compulsory state social insurance arrangements and a few defined benefit arrangements. The defined benefit arrangements are in respect of limited benefits for small groups of employees, some of which are unfunded.

8 Directors' and Other Interests

8.1 The Directors and members of senior management, their functions within the Company and brief biographies are set out in Part III of this document.

8.2 Each of the Directors can be contacted at the Company's registered address at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN.

8.3 Except as otherwise stated below, the share and option interests are the beneficial interests of the persons described. As at the date of this document, Anthony Hill and Richard Lloyd hold 2,508,000 ordinary shares (comprising 1,800,000 A ordinary shares, 400,000 B ordinary shares and 308,000 C ordinary shares) and 200,000 ordinary shares (comprising 160,000 A ordinary shares and 40,000 B ordinary shares), respectively, in the capital of MFIL, the holding company of the Group. Under the Share Exchange, pursuant to which the Company will become the holding company of the Group, the Company will issue three Ordinary Shares to the shareholders of MFIL for every one ordinary share they currently hold in the capital of MFIL. Accordingly, the interests of each Director and those of any person connected with them within the meaning of section 346 of the Act (each a "Connected Person") in the share capital of the Company which: (i) have or will have been notified to the Company pursuant to section 324 or section 328 of the Act; (ii) are required pursuant to section 325 of the Act to be entered into the Register of Directors' interests; or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, are, as at the date of this document, and are expected to be following Admission, as follows:

	Prior to Admission[1]			Following Admission[1]		
Director	No. of Ordinary Shares beneficially owned	As a percentage of issued Ordinary Share capital	Options	No. of Ordinary Shares beneficially owned	As a percentage of issued Ordinary Share capital	Options
Kevin Loosemore[2]	—	—	—	76,923	—	—
Anthony Hill	7,524,000	5.1	—	7,524,000	3.8	—
Richard Lloyd	600,000	0.4	—	600,000	0.3	—
David Dominik[3][4]	120,140,733	81.5	—	113,156,611	56.8	—
Prescott Ashe[3][4]	120,140,733	81.5	—	113,156,611	56.8	—
David Maloney[2]	—	—	—	7,692	—	—

Notes:

[1] Assuming completion of the Share Exchange and exercise of the Over-allotment Option in full after Admission.

[2] Kevin Loosemore and David Maloney will subscribe for Ordinary Shares to the value of £100,000 and £10,000, respectively, at the Offer Price, conditional on Admission.

[3] Messrs Dominik and Ashe may be deemed to be the beneficial owners of 120,140,733 ordinary shares in the capital of MFIL, the current holding company of the Group, as a result of their affiliation with Golden Gate Capital and its related funds that are the record owners of such shares.

[4] Following Admission and assuming exercise of the Over-allotment Option in full, Messrs Dominik and Ashe may be deemed to be the beneficial owners of 113,156,611 Ordinary Shares as a result of their affiliation with Golden Gate Capital and its related funds that are the record owners of such shares.

8.4 Assuming completion of the Share Exchange and exercise of the Over-allotment Option in full, the beneficial interests of the Directors together will represent 87.0 per cent. of the issued share capital of the Company prior to Admission and are expected to represent approximately 60.9 per cent. of the issued share capital of the Company after Admission (assuming exercise of the Over-allotment Option in full). This reduction is a consequence of the issuance of New Ordinary Shares by the Company and the sale of Existing Ordinary Shares pursuant to the Over-allotment Option, if exercised.

8.5 Save as set out in this paragraph 8 of this Part XIV, none of the Directors has any interest in the share or loan capital of the Company or any of its subsidiaries.

8.6 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of Group and which was effected by any member of the Group in the current or immediately preceding financial year or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

8.7 There are no outstanding loans granted by any member of the Group to any Director, nor has any guarantee been provided by any member of the Group for their benefit.

8.8 Save as set out below, the Directors and senior management have not held any directorships of any company (other than companies in the Group and companies which are subsidiaries of companies of which the Director or member of senior management is or was also a director) or partnerships within the last five years:

Name	Current directorships/partnerships	Former directorships/partnerships
Director		
Kevin Loosemore	—	Cable & Wireless (Barbados) Limited Cable & Wireless plc De La Rue plc IBM United Kingdom (Systems Operations) Limited IBM United Kingdom Holdings Limited IBM United Kingdom Limited IBM United Kingdom Trust Monaco Telecom SAM The Big Food Group plc
Anthony Hill	—	MERANT International Limited (now Serena Software Europe Limited) MERANT Solutions plc SQL Software Limited SQL Holdings Limited
Richard Lloyd	—	—
David Dominik	Atlantic Express, Inc. Bain Capital, LLC Concerto Software, Inc. DD Liquidating Holdings Limited (formerly known as DataDirect Holdings Limited) Ecometry Corporation Golden Gate Capital Infor Global Solutions Inovis International, Inc. Integrated Circuit Systems, Inc. Leiner Health Products, Inc. TriSyn Group WRQ, Inc.	ChipPAC, Inc. Dynamic Details, Inc. Music Vision OneSource Information Services, Inc. SMTC Corporation Therma-Wave Zero Stage Capital
Prescott Ashe	Celetronix USA, Inc. Concerto Software, Inc. DD Liquidating Holdings Limited (formerly known as DataDirect Holdings Limited) Ecometry Corporation Eye Care Centers of America, Inc. Golden Gate Capital Infor Global Solutions Inovis International, Inc. Itronix Corporation Leiner Health Products, Inc. Parlano Inc. TriSyn Group WRQ, Inc.	ChipPAC, Inc. Dynamic Details, Inc. Herbalife International Ltd Integrated Circuit Systems, Inc. SMTC Corporation

Name	Current directorships/partnerships	Former directorships/partnerships
David Maloney	Virgin Mobile Holdings (UK) plc	Meridien Services Company Plc Thomson Travel Group (Holdings) Limited
Senior Management		
Richard Simpson	Castle Film Partnership	International Record Review Limited
Joseph Mascio	—	—
Stuart McGill	—	Shalbourne Technology Limited Shalbourne UK Limited
Gary Crook	—	—
Michael Gilbert	—	—
Richard Levy	—	—
Ian Archbell	—	—

8.9 Save as set out above, none of the Directors nor the Company Secretary has any business interests, nor performs any activities, outside the Group which are significant with respect to the Group.

8.10 At the date of this document, none of the Directors or senior management named above:

(a) has any unspent convictions in relation to indictable offences;

(b) has been declared bankrupt or entered into an individual voluntary arrangement;

(c) (save as set out below) was a director with an executive function of any company at the time of, or within 12 months preceding, any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(d) has been a partner in a partnership at the time of, or within 12 months preceding, any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e) has had his assets the subject of any receivership or has been a partner of a partnership at the time of, or within 12 months preceding, any assets thereof being the subject of a receivership; or

(f) has been subject to any public criticism by any statutory or regulatory authorities (including any designated professional bodies) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

8.11 Joseph Mascio was the chief executive officer of MegaSystems, Inc. ("MegaSystems") when it went into voluntary receivership in 1973. MegaSystems was acquired while in receivership by Tymshare, Inc., which settled with MegaSystems' creditors, and provided positions for all its employees.

8.12 The Le Meridien Hotels and Resorts group was acquired in July 2001 by private investors who undertook a number of related financing transactions at the same time. Mr Maloney joined the group in January 2002. On 7 October 2002, David Maloney was appointed a director of Waldorf Hotel Company Limited, Grosvenor House (Park Lane) Limited, Meridien Property Company I Limited and Meridien Property Company II Limited. He remained a director of these companies until 19 December 2003. On 30 July 2003, each of these companies was placed into administrative receivership. The Statement of Affairs for each company as at 30 July 2003 showed (i) for Waldorf Hotel Company Limited an estimated shortfall to creditors of £566,754,864, (ii) for Grosvenor House (Park Lane) Limited an estimated shortfall to creditors of £597,419,617,

(iii) for Meridien Property Company I Limited an estimated shortfall to creditors of £447,302,114 and (iv) for Meridien Property Company II Limited an estimated shortfall to creditors of £527,670,832. However, as a result of agreements made between the principal secured creditor and the Le Meridien Hotels and Resorts group, Mr Maloney believes that the final estimated shortfall to unsecured creditors is no more than £20 million.

8.13 David Dominik and Prescott Ashe are both directors of DD Liquidating Holdings Limited (f/k/a DataDirect Holdings Limited) and certain of its affiliated corporations (collectively, "DD Limited"). DD Limited sold all of its operating businesses in 2003, and is commencing the process of a voluntary liquidation and dissolution, which it expects to complete by the end of 2005. There is no shortfall to creditors.

9 Directors' and Senior Managers' service agreements and letters of appointment

9.1 Anthony Hill and Richard Lloyd entered into employment agreements with MFL. The particulars of their employment agreements are set out below:

Director	Date of Agreement	Basic Salary (£)	Expiry Terms	Garden Leave
Anthony Hill	10 August 2001 (amended 17 June 2002)	196,100	12 months' notice from the Company (the company may make a payment in lieu of notice) 6 months' notice from Dr Hill.	Yes
Richard Lloyd	20 August 2002	101,704	6 months' notice from either party	No

Anthony Hill receives the following benefits in addition to basic salary: 26 days' holiday per year; a car allowance of £11,000 per annum; eligibility to earn a performance related bonus based on targets set annually by the Board (the most recent bonus payment being £163,890 in respect of the year ended 30 April 2004); participation in the Company's group pension scheme, to which the Company contributes 5 per cent. of his salary; private medical insurance; permanent health insurance; life assurance and participation in the Employee Assistance Programme and the Micro Focus 2001 Share Purchase and Option Plan. Dr Hill participates in the Restricted Share Agreement and will also be eligible to participate in the Micro Focus Incentive Plan 2005.

Anthony Hill is bound by confidentiality obligations (that continue after the termination of his employment) and he assigns all intellectual property rights to the Company. In addition, the following restrictive covenants apply:

9.1.1 for 12 months after the termination of his employment he may not:

(i) solicit or attempt to solicit or engage any key employee who within a period of 12 months prior to the date of termination had client responsibility and/or knowledge of confidential information;

(ii) solicit, interfere with or endeavour to entice away any person or entity who was a customer in the 12 months preceding the date of termination;

(iii) be engaged or interested in, or perform services for, any undertaking that provides services in competition with the Group.

Richard Lloyd receives the following benefits in addition to basic salary: 26 days' holiday per year; a car allowance of £9,000; membership of the Group Life Assurance Scheme, the Long Term Disability Scheme, the Group Personal Pension Plan and participation in the Employee Assistance Programme; private medical insurance and eligibility to earn a performance related bonus based on targets set annually by the Board (the most recent bonus payment being £34,681 in respect of the year ended 30 April 2004). Mr Lloyd participates in the Restricted Share Agreement and will also be eligible to participate in the Micro Focus Incentive Plan 2005.

The terms and conditions of their employment agreements will be reviewed by the Remuneration Committee in line with best practice, such review to include a review of their annual salaries.

9.2 Kevin Loosemore and David Maloney have been appointed as non-executive Chairman and the senior independent non-executive Director of the Company, respectively, and each entered into a letter of appointment with the Company on 4 April 2005. David Dominik and Prescott Ashe have also been appointed as non-executive Directors of the Company, and each entered into a letter of appointment with the Company on 29 April 2005. The key terms of their appointment are set out in the table below:

Name	Date of Appointment	Contractual Notice Period	Term of Appointment	Commitment	Fees per annum (£)
Kevin Loosemore	4 April 2005	90 days from either party	Three years	six days per month	125,000
David Maloney	4 April 2005	90 days from either party	Three years	four days per month	60,000
David Dominik	12 April 2005	90 days from either party	Three years	up to two days per month	0
Prescott Ashe	12 April 2005	90 days from either party	Three years	up to two days per month	0

9.3 In the event of termination of the Directors' employment or appointment, the Directors are entitled to receive the appropriate notice, as set out in paragraph 9.1 and paragraph 9.2. The Company may make a payment in lieu of notice to Anthony Hill. There are no specific contractual provisions for liquidated damages or fixed payments on early termination.

9.4 The following senior managers have entered into service agreements with Micro Focus and their current annual salaries are as follows:

Employee	Date of Commencement	Contractual Notice Period	Holiday Entitlement	Current Salary	Most Recent Bonus
Ian Archbell	1 July 1992	At will	25 days	$214,189	$25,703[4] $88,836[5]
Joseph Mascio	4 October 1993	At will	25 days	$173,711	$10,423[4] $38,230[5]
Gary Crook	8 March 1987	At will	25 days	$201,771	$18,159[4] $62,764[5]
Richard Levy	20 May 1985	1 month[1]	26 days	£98,114	£7,358[4] £24,808[5]
Mike Gilbert	1 January 1990	1 month[2]	26 days	£105,000	£7,875[4] £26,550[5]
Richard Simpson	2 January 2002	3 months	24 days	£128,750	£221,533[6]
Stuart McGill	6 April 1984	3 months[3]	26 days	£96,000	£102,822[6]

Notes:
(1) This will have increased to 12 weeks because of the minimum notice periods imposed by UK law.
(2) This will have increased to 12 weeks because of the minimum notice periods imposed by UK law.
(3) Subject to the special provisions set out below.
(4) First Half FY05 Bonus.
(5) Total FY04 Bonus.
(6) FY04 Commission.

9.5 The terms and conditions of the senior managers vary because they are employed by different Group companies.

9.6 US employees include Ian Archbell, Joseph Mascio and Gary Crook, who were previously employed by the Application Creation and Transformation division of MERANT and are now employed by Micro Focus (US), Inc. When the Application Creation and Transformation division was acquired by Micro Focus (from MERANT) each retained his seniority (as indicated in the table above) as well as his existing position and his compensation plan, including base salary and

bonus percentage. Each also became entitled to participate in the health and welfare and other benefits as provided by Micro Focus. Their employment by Micro Focus (US), Inc. is characterised by the following:

(i) they are employed "at will" and, therefore, can be dismissed or resign at any time without any period of notice;

(ii) they are eligible to participate in the Restricted Share Agreement and they will also be eligible to participate in the Micro Focus Incentive Plan 2005;

(iii) they all have confidentiality obligations and provisions whereby they assign ownership of any intellectual property rights they have to Micro Focus;

(iv) they are not bound by any restrictive covenants; and

(v) they all enjoy the benefits, including medical/dental/vision insurance; life assurance; company sick pay; membership of a 401k Pension Plan; and eligibility to participate in the Corporate Bonus Plan.

9.7 UK employees include Richard Levy, Mike Gilbert, Richard Simpson and Stuart McGill.

(i) Each of Mr Levy, Dr Gilbert, Mr Simpson and Mr McGill is employed by Micro Focus Limited in the UK. They enjoy the following benefits:

(a) private health insurance;

(b) life assurance;

(c) long-term disability insurance;

(d) company sick pay;

(e) membership of the Micro Focus Group Personal Pension Plan;

(f) membership of the Employee Assistance Plan; and

(g) eligibility to receive a bonus/participate in the Sales Compensation Plan.

(ii) Mr Simpson and Mr McGill are eligible to receive commission based on revenue targets and overall contribution. Mr Simpson, Mr Levy and Mr McGill all participate in the Restricted Share Agreement. Dr Gilbert is eligible to participate in a stock option plan.

(iii) In addition to his contractual notice period of three months, Mr McGill has the following supplementary provisions:

(a) if Micro Focus instigates his termination, he is entitled to receive a lump sum equal to six months' basic salary and bonus (for which he is assumed to have achieved 100 per cent. of his targets). He will also benefit from any other enhanced severance benefit Micro Focus has in place at the time of the termination; and

(b) if there is any announcement made of any proposed, intended or agreed acquisition or merger of Micro Focus, his employment will be deemed to immediately terminate. He is entitled to receive a lump sum equal to 24 months' salary and bonus (for which he is assumed to have achieved 100 per cent. of his targets). He will also benefit from any other enhanced severance benefit Micro Focus has in place at the time of the termination.

(iv) Each of Mr Levy, Dr Gilbert and Mr Simpson:

(a) will be eligible to participate in the Micro Focus Incentive Plan 2005;

(b) has confidentiality obligations and provisions whereby each assigns ownership of any intellectual property rights he has to Micro Focus; and

(c) is bound by restrictive covenants that prevent him from soliciting employees or clients for a period of six months after his employment with Micro Focus terminates.

(v) Mr. McGill:

(a) will be eligible to participate in the Micro Focus Incentive Plan 2005;

(b) has no official confidentiality obligations and provisions whereby he assigns ownership of any intellectual property rights he has to Micro Focus within any offer letter or contract; and

(c) is not bound by restrictive covenants that prevent him from soliciting employees or clients for a period of six months after his employment with Micro Focus terminates.

9.8 There is no arrangement under which any Director has waived or agreed to waive future amendments, nor has there been any waiver of amendments during the financial year immediately preceding the date of this document.

9.9 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors by the Group for the year ended 30 April 2004 amounted to $902,000.

9.10 The aggregate amount payable to the Directors by the Group under arrangements in force at the date of this document (including salaries, fees, pension contributions, bonus payments and benefits in kind) is estimated to amount to $1,450,270 (£760,820 converted to US dollars at the rate of £1:US$1.90619) (which includes bonuses that are dependent on the performance of certain targets achieved by the Company and each of the Directors) for the year ending 30 April 2005.

10 Principal Shareholders

In so far as is known to the Company, as of the date of this document, the following persons are, and are expected to be immediately following Admission, interested, directly or indirectly, in 3 per cent. or more of the issued share capital of the Company:

	Prior to Admission[1]			Following Admission[1][2]		
Name	No. of Ordinary Shares owned	As a percentage of issued Ordinary Share capital	Options	No. of Ordinary Shares owned	As a percentage of issued Ordinary Share capital	Options
Golden Gate Funds	120,140,733	81.5	—	113,156,611	56.8	—
Parallax Capital	11,634,000	7.9	—	10,957,682	5.5	—
Anthony Hill	7,524,000	5.1	—	7,524,000	3.8	—

Notes:

(1) Assuming completion of the Share Exchange.

(2) Assuming exercise of the Over-allotment Option in full.

Save as disclosed above, the Directors are not aware of any person who is interested directly or indirectly in 3 per cent. or more of the issued ordinary share capital of the Company.

Save as set out in paragraph 5 of "Part III — Management and Significant Shareholder", the Directors are not aware of any person who could directly or indirectly, jointly or severally, exercise control over the Company.

11 Premises

The following are the principal establishments of the Group and, unless otherwise noted, are all leaseholds:

Location	Tenure	Rent	Expiry Date	Approximate Area
UK — Units 1 & 2, River Park, London Road, Newbury	25 years from 25 March 1984	£33,672 per annum	25 March 2009	4,960 square feet
UK — Units 3 & 4, River Park, London Road, Newbury	Unit 3[1] Unit 4[2]	£33,672 per annum	23 March 2009	4,960 square feet
UK — Land and buildings known as "New Section", The Lawn, 22-30 Old Bath Road, Newbury	15 years (less one day) from and including 1 August 2001	£751,660 per annum	31 July 2016	42,952 square feet
UK — Part 1st Floor, 26-30 Upper Marlborough Rd., St. Albans, Hertfordshire	From and including 29 July 2004	£98,470 per annum	21 March 2012	4,580 square feet
USA — 3rd Floor, 9420 Key West Avenue, Rockville, Maryland	Commencing 1 February 2005	$373,692 per annum	31 January 2010	16,986 square feet
USA — 1st Floor, 501 Macara Avenue, Suite 102, Sunnyvale, California	Commencing 22 April 2002	$389,772 per annum	31 August 2007	14,436 square feet
USA — Suite 100, 1st Floor, 480 East Swedesford Rd., Wayne, Pennsylvania	Commencing 1 July 2003	$316,224 per annum	28 February 2009	15,616 square feet
USA — Suite 29, Office 1, 76 Northeastern Blvd., Nashua, New Hampshire[3]	Commencing 1 February 2005 (six months)	$6,900 per annum	31 July 2005 (renewable every six months)	175 square feet
USA — Suite 340, 12550 NW Greenbrier Parkway, Beaverton, Oregon	Commencing 1 December 2001	$73,679.64 per annum	31 January 2007	4,537 square feet
USA — Suite 230, Overlook, 4825 Creekstore Drive, Durham, North Carolina	Commencing 1 November 2004	$34,952 per annum	30 April 2010	4,369 square feet
Australia — Suite 101, Level 1, 845 Pacific Highway, Chatswood	5 years commencing 1 February 2001	AUD97,030 per annum	31 January 2006	3,343 square feet
Australia — Suite 109, 566 St. Kilda Road, Melbourne[3]	12 months commencing 1 February 2002	AUD40,527 per annum	30 April 2005 (monthly licence)	500 square feet
Belgium — Uitbreidingstraat 84, Bus 3, 2600 Antwerp[3]	Commencing 18 November 2004	€22,200 per annum	30 November 2005, automatic renewal	558 square feet
Canada — Suite 228, 2nd Floor, 750 Marcel Laurin, Montreal	1 year commencing 1 September 2004	CAD13,980 per annum	31 August 2005	790 square feet

Location	Tenure	Rent	Expiry Date	Approximate Area
France — 7th Floor, Tour Atlantique, 1 Place de la Pyrenade, Paris	9 years commencing 2 December 2003	€91,810 per annum	1 December 2012	2,712 square feet
Germany — Emil Figgestrasse 85, Dortmund, 44227	Commencing 1 September 2003	€55,980 per annum	31 August 2005	4,435 square feet
Germany — Carl-Zeiss Ring 5, Ismaning, 85737	Commencing 1 May 2002	€113,269 per annum	30 April 2007	8,108 square feet
Ireland — Office 104, Unit 3013, Lake Drive, City West Business Campus, Dublin[3]	6 months commencing 1 May 2004	€20,400 per annum	30 April 2005 (renewable every 6 months)	215 square feet
Italy — via Caterina Troiani 71-79, Rome	Commencing 1 September 2004	€80,000 per annum	31 August 2010	3,337 square feet
Italy — via Cola Montano 21, Milan	Commencing 1 August 2000	€33,336 per annum	31 July 2006	2,691 square feet
Japan — 6th floor, Sumitomo Fudsan Takanawa Park Tower, 20-14 Higashi Gotanda, Tokyo	Commencing 1 February 2004	JPY22,302,713 per annum	31 January 2006	3,372 square feet
Netherlands — Regus Business Centre, Schipol Airport[3]	Commencing 1 December 2004	€40,740 per annum	30 November 2006	532 square feet
Norway — Christiana Kontorsenter, Dronningensgate 6, Oslo	Commencing 1 May 2003	NOK196,152 per annum	30 April 2005	565 square feet

Notes:

(1) Tenure is a term of years from 15 April 1993.

(2) Tenure is a term of years from 1 September 1992.

(3) These properties are covered by service contracts, which give the lessee a contract right, and not a property right, to use the premises.

12 Underwriting Arrangements

12.1 The Company, the Directors, the Selling Shareholders and the Underwriters entered into the Underwriting Agreement on 29 April 2005 pursuant to which, subject to an Offer Price being agreed between the Company, the Selling Shareholders and the Underwriters and reflected in a Sale and Purchase Memorandum signed by each of them, *inter alia*, on the terms and subject to certain conditions contained in the Underwriting Agreement and described below:

(a) the Company has agreed, subject to certain conditions, to allot and issue up to 51,069,602 New Ordinary Shares pursuant to the Offer at the Offer Price;

(b) the Selling Shareholders have agreed to sell up to 7,660,440 Existing Ordinary Shares pursuant to the Offer at the Offer Price (pursuant to the Over-allotment Option); and

(c) the Underwriters have severally and not jointly agreed, subject to certain conditions, to procure subscribers for, or failing which themselves subscribe for, the New Ordinary Shares being issued by the Company pursuant to the Offer at the Offer Price; and to procure purchasers of, or failing which themselves purchase, the Existing Ordinary Shares being sold by the Selling Shareholders (pursuant to the Over-Allotment Option) pursuant to the Offer at the Offer Price.

12.2 The Company has agreed to pay to each of the Joint Global Co-ordinators a fee of up to US$1,250,000. In addition, the Company and the Selling Shareholders have agreed to pay the Underwriters commissions of 4 per cent. of the gross proceeds from the issue and sale of New Ordinary Shares and Existing Ordinary Shares, together with any applicable value added tax.

12.3 The obligations of the Company and the Selling Shareholders to issue or sell, as the case may be, Shares under the Underwriting Agreement will be, and obligations of the Underwriters to procure subscribers and/or purchasers for, or failing which, themselves to subscribe for or purchase Shares, will be, subject to certain conditions that are typical for an agreement of this nature. These conditions include, amongst others, the accuracy of the representations and warranties under the Underwriting Agreement and Admission occurring no later than 8:00 a.m. 17 May 2005. In addition, the Joint Global Co-ordinators have the right to terminate the Underwriting Agreement prior to Admission in certain specified circumstances that are typical for an agreement of this nature.

12.4 The Selling Shareholders have granted an Over-Allotment Option to the Stabilisation Manager, on behalf of the Underwriters, pursuant to which the Underwriters may, subject to certain conditions, procure purchasers for or themselves purchase Existing Ordinary Shares, for the purposes of allowing the Stabilisation Manager to meet over-allotments, if any, in connection with the Offer and to cover any short positions resulting from stabilisation transactions. The number of Existing Ordinary Shares to be sold pursuant to the Over-Allotment Option, if any, will be determined no later than 30 days from Admission. Settlement of the Over-Allotment Option will take place shortly after the exercise of the Over-Allotment Option.

12.5 The Company has agreed to pay (together with any related value added tax) certain costs, charges, fees and expenses in connection with, or incidental to, amongst others, the Offer, Admission or the other arrangements contemplated by the Underwriting Agreement, including (but not limited to) its own legal fees and expenses, costs and expenses of the Registrar, other advisers' fees and expenses and certain expenses of the Joint Global Co-ordinators and the Underwriters (including the fees and expenses of their legal advisers).

12.6 The Company, the Directors and the Selling Shareholders have given certain customary warranties and undertakings to the Underwriters. The Company and the Selling Shareholders have agreed to indemnify the Underwriters and the Joint Global Co-ordinators in respect of losses suffered or incurred in connection with the Offer. The liabilities of the Company to the Underwriters under the Underwriting Agreement are not limited as to amount or by time. The liabilities of the Selling Shareholders to the Underwriters under the Underwriting Agreement are limited as to amount. The liabilities of the Directors to the Underwriters under the Underwriting Agreement are limited by time and as to amount.

12.7 The Underwriting Agreement provides that the Underwriters may, directly or through their US broker-dealer affiliates, arrange for the offer and sale of Shares within the United States only to Qualified Institutional Buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act.

13 Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of these Supplementary Listing Particulars and are, or may be, material as at the date of these Supplementary Listing Particulars:

13.1 The credit facility agreement between MFIL, MFIHL, MFIP, MF (US), and MFGH (together with MFIL, the "Borrowers"), Wells Fargo Foothill and DB Zwirn (and any other lender that may become party to the Facility Agreement from time to time) as the "Lenders" dated 21 October 2004 (the "Facility Agreement") as amended from time to time, with Wells Fargo as the Arranger, Administrative Agent and Security Trustee.

Structure
The Lenders have made available facilities in aggregate amount of $117,000,000, comprising (i) a $75,000,000 term loan facility ("Term Loan Facility A"), (ii) a $40,000,000 term loan facility ("Term Loan Facility B"), and (iii) a revolving loan facility up to a maximum amount of $2,000,000 ("Revolving Facility"). The facilities available under the Facility Agreement have been drawn down to an aggregate amount of $111,250,000. The Facility Agreement was entered into to refinance existing facilities and generally in accordance with the Facility Agreement. The obligations of the Borrowers under the Facility Agreement are guaranteed and secured by various security documents entered into by a number of the Borrowers and third parties in favour of the Lenders (which are described in more detail below).

Interest rates, margins and fees
The Borrowers have the option for each facility to have interest charged at a rate based upon the Wells Fargo prime base rate ("Base Rate") or at a rate based upon LIBOR ("LIBOR Rate") subject to certain conditions (for example, the Borrowers cannot have more than seven LIBOR Rate loans in effect at any given time and may only exercise the LIBOR Rate option for LIBOR Rate loans of at least $1,000,000 and integral multiples of $500,000 in excess thereof). The Base Rate is the rate used where the LIBOR Rate is not selected.

If the Borrowers draw down money under the Base Rate option, they pay per annum interest of the Base Rate plus the following applicable margins: (i) in relation to Term Loan Facility A and the Revolving Facility, 0.50 percentage points, and (ii) in relation to Term Loan Facility B, 3.00 percentage points.

If the Borrowers select the LIBOR Rate option, the Borrowers pay per annum interest of LIBOR plus: (i) in relation to Term Loan Facility A and the Revolving Facility, 3.00 percentage points, and (ii) in relation to Term Loan Facility B, 5.00 percentage points.

The Facility Agreement stipulates a floor on the interest rate of 4 per cent. in relation to Term Loan Facility A and the Revolving Facility and 7 per cent. in relation to Term Loan Facility B.

Upon the occurrence and during the continuation of an event of default, all obligations, whether or not charged to the loan account, shall also bear default interest at a per annum rate equal to 2.00 percentage points above the per annum rate otherwise applicable.

In addition, the following fees are payable under the agreement: (i) a closing fee of $1,354,000 which was due and payable in full on the closing date, (ii) an anniversary fee of $75,000 which was payable on the closing date and on each anniversary of the closing date until the date on which all obligations are paid in full, (iii) a quarterly servicing fee of $15,000 which is due on the first day of each quarter immediately following the closing date, and (iv) an unused line fee of 0.5 per cent. per annum in relation to the Revolving Facility as calculated in accordance with specific formulas set out in the fee letter. The Borrowers also pay certain audit, appraisal and valuation charges.

Term
The Facility Agreement expires on 21 October 2008, at which time all obligations become immediately due and repayable. However, the Facility Agreement may be terminated before the maturity date in the following circumstances: (i) the Lenders have the right to terminate the Facility Agreement immediately and without notice upon the occurrence and during the continuation of an event of default, and (ii) the Borrowers have the right to terminate the Facility Agreement upon not less than of 15 days' and not more that 45 days' written notice. If this occurs, the Borrowers must pay: (i) any outstanding amounts, (ii) the Applicable Prepayment Premium (as described below), and (iii) cash collateral in an amount determined by the Agent as sufficient to satisfy the reasonably estimated credit exposure.

Prepayments
The Facility Agreement allows the Borrowers to make voluntary prepayments although it should be noted that to the extent that the Borrowers have drawn down money under the LIBOR Rate, certain pre-payment conditions must be satisfied. The Facility Agreement also requires mandatory

prepayments in certain circumstances, including (i) receipt by the Borrowers of extraordinary receipts, (ii) issuance by the Borrowers of certain indebtedness, (iii) disposal of certain property or assets, (iv) the occurrence of certain leverage events set out in the Agreement, and (v) where a Qualifying Initial Public Offering (which means an initial public offering which results in net proceeds of not less than $90,000,000 to the issuer) has not been consummated on or before 20 April 2006.

If the Borrowers choose to prepay any of the obligations under the Agreement, they must pay an Applicable Prepayment Premium. If the obligations are repaid prior to the maturity date of the Facility Agreement from the proceeds of a public or private placement of equity or subordinated debt, or the sale of substantially all the stock or assets of MFIL or any subsidiaries then the Applicable Prepayment Premium will be (i) if such pre-payment occurs on or before 31 July 2005, the sum of (a) $306,500 in respect of the Revolving Facility and Term Loan Facility A plus (b) $400,000 in respect of Term Loan Facility B and (ii) if such pre-payment occurs after 31 July 2005 but before the maturity date of the Agreement, the sum of (a) $153,250 in respect of the Revolving Facility and Term Loan Facility A plus (b) $400,000 in respect of Term Loan Facility B.

If the obligations are prepaid for any other reason, then the Applicable Prepayment Premium will be, as of any date of determination, an amount equal to:

13.1.1 during the period of time from and after the closing date up to the date that is the first anniversary of the closing date, the sum of (i) 4 per cent. of the sum of (A) the amount of the reduction of the Revolving Facility commitment on such date plus (B) the principal amount of Term Loan Facility A prepaid on such date plus (ii) 1 per cent. of the principal amount of Term Loan Facility B prepaid on such date;

13.1.2 during the period of time from and including the date that is the first anniversary of the closing date up to the date that is the second anniversary of the closing date, the sum of (i) 3 per cent. of the sum of (A) the amount of the reduction in the Revolving Facility commitment on such date plus (B) the principal amount of Term Loan Facility A paid on such date plus (ii) 1 per cent. of the principal amount of Term Loan Facility B prepaid on such date;

13.1.3 during the period of time from and including the date that is the second anniversary of the closing date up to the date that is the third anniversary of the closing date, the sum of (i) 2 per cent. of the sum of (A) the amount of the reduction of the Revolving Facility commitment on such date plus (B) the principal amount of Term Loan Facility A prepaid on such date plus (ii) 1 per cent. of the principal amount of Term Loan Facility B prepaid on such date; and

13.1.4 during the period of time from and including the date that is the third anniversary of the closing date up to the maturity date, the sum of (i) 1 per cent. of the sum of (A) the amount of the reduction of the Revolving Facility commitment on such date plus (B) the principal amount of Term Loan Facility A prepaid on such date plus (ii) 1 per cent. of the principal amount of Term Loan Facility B prepaid on such date.

Repayment
Term Loan Facility A is to be repaid in monthly instalments beginning on 1 November 2004 in accordance with the following table:

Date	Instalment Amount
1 November 2004 and the first day of each month thereafter up to and including 1 October 2005	$625,000
1 November 2005 and the first day of each month thereafter up to and including 1 October 2006	$710,000
1 November 2006 and the first day of each month thereafter	$960,000

The entire principal balance and all accrued and unpaid interest under Term Loan Facility B will be due and payable on the date of termination of the Agreement. Amounts borrowed under the Revolving Facility may be repaid and reborrowed at any time during the term of the Agreement.

Undertakings and Covenants

The Facility Agreement requires the Borrowers to undertake and observe certain customary covenants including, but not limited to, the provision of financial information. Other positive covenants relate to, among other things, maintenance of properties, taxation, insurance, compliance with laws, leases, copyrights and environment.

The Facility Agreement contains certain negative covenants that restrict the Borrowers from, among other things, making certain disposals of assets, incurring certain additional indebtedness, entering into certain mergers, reorganisations, consolidations or recapitalisations, making certain acquisitions, and permitting a change of control. A change of control would occur in any of the following situations: (i) Golden Gate (and/or one or more of the investment funds managed by it) and Parallax Capital directly or indirectly fails to own more than 65 per cent. of the voting stock of MFIL (provided that an issue of stock to parties other than Golden Gate (and/or one or more of the investment funds managed by it) and Parallax Capital that results in the percentage held by those parties being less than 65 per cent. will not result in a change of control so long as those parties directly or indirectly continue to own more than 50 per cent. of the voting stock of MFIL which allows those parties to vote for the election of members of the board of directors of MFIL) (ii) a majority of the Board of Directors of MFIL do not constitute Continuing Directors, or (iii) any Borrower or Guarantor ceases to directly or indirectly own and control 100 per cent. of the outstanding capital stock of each of its respective subsidiaries (other than as the result of certain permitted dispositions) extant as of the date of making the initial advance under the Agreement. Additionally, the Borrowers are not permitted to use proceeds of the facilities, among other things, to repay previous advances.

The financial and operating performance of the Borrowers is monitored by a financial covenant package which includes covenants that require: (i) the Borrowers to maintain a minimum Qualified Cash balance of $10,000,000, (ii) the Borrowers to maintain a leverage ratio of not more than the following levels:

Applicable Ratio	Measurement date
4.00:1.00	The last day of each month occurring on or after the closing date until 31 December 2004
3.90:1.00	The last day of each month occurring on or after 1 January 2005 until 31 March 2005
3.80:1.00	The last day of each month occurring on or after 1 April 2005 until 30 June 2005
3.60:1.00	The last day of each month occurring on or after 1 July 2005 until 30 September 2005
3.50:1.00	The last day of each month occurring on or after 1 October 2005 until 31 December 2005
3.40:1.00	The last day of each month occurring on or after 1 January 2006 until 31 March 2006
3.20:1.00	The last day of each month occurring on or after 1 April 2006 until 30 June 2006
3.10:1.00	The last day of each month occurring on or after 1 July 2006 until 30 September 2006
2.90:1.00	The last day of each month occurring on or after 1 October 2006 until 31 December 2006
2.80:1.00	The last day of each month occurring on or after 1 January 2007 until 31 March 2007
2.70:1.00	The last day of each month occurring on or after 1 April 2007 until 30 June 2007
2.50:1.00	The last day of each month occurring on or after 1 July 2007 until 30 September 2007
2.40:1.00	The last day of each month occurring on or after 1 October 2007 until 31 December 2007
2.20:1.00	The last day of each month occurring on or after 1 January 2008 until 31 March 2008
2.10:1.00	The last day of each month occurring on or after 1 April 2008 until 30 June 2008
1.90:1.00	The last day of each month occurring on or after 1 July 2008

and (iii) MFIL and its subsidiaries not to make capital expenditures in a fiscal year above an aggregate amount of $3,000,000.

Events of default

The Facility Agreement sets out a number of events of default including, but not limited to, those dealing with failure to pay and insolvency proceedings. In some instances the Borrowers are provided a prescribed grace period to rectify the default but in most cases no grace period is provided. Importantly, failure to perform, keep or observe any term, provision, condition, covenant or agreement in the Facility Agreement will constitute an event of default. Therefore, a breach of the change of control covenant will constitute an event of default. Upon the occurrence

and during the continuation of an event of default, the Lenders have the right to: (i) declare all or any portion of the obligations immediately due and payable, (ii) cease advancing money or extending credit to the Borrowers, and (iii) terminate the Facility Agreement as to any future obligation of the Lenders. An event of default would generally trigger the right of the Lenders to exercise any of their rights under any guarantees or security documents entered into for their benefit (which are described below).

Waiver and amendment
The Facility Agreement may be amended, and provisions may be waived, subject to written agreement by the Majority Lenders and the Borrowers as provided therein.

Governing law
The Facility Agreement is governed and is to be construed in accordance with New York law.

Guarantees and security
Micro Focus (UK) Limited, MFL and Micro Focus (Canada) Limited/Espace Micro Focus (Canada) Limited (each and collectively the "Guarantor" as the context requires) have entered into guarantees in favour of the Agent on behalf of the Lenders guaranteeing the indebtedness of each borrower under the Agreement. MFIL has also entered into a subordination agreement with the Lenders on 21 October 2004.

In addition, the obligations of the Borrowers under the Facility Agreement have been secured by way of:

(a) Charges

These consist of the following charges entered into in favour of the Agent on behalf of the Lenders: (i) a charge over the shares of a subsidiary company, Micro Focus Group Holdings, granted by the Parent dated 21 October 2004, (ii) a charge over the shares of MFIP granted by MFGH dated 20 October 2004, (iii) a charge over the shares of subsidiary companies, Micro Focus UK Limited and MFL, granted by MFIHL dated 21 October 2004, (iv) a charge over the shares of Micro Focus (Canada) Limited/Espace Micro Focus (Canada) Limited subsidiary companies, granted by the Parent dated 20 October 2004, (v) a deed of charge granted by MFIP dated 20 October 2004 (which includes, but is not limited to, a fixed charge over the intellectual property of the Company and a floating charge over, generally, all the assets of the Company), and (vi) a deed of charge granted by the Parent dated 20 October 2004 (which includes, but is not limited to, a fixed charge over the intellectual property of the Company and a floating charge over, generally, all the assets of the Company).

(b) Debentures

These consist of the following debentures entered into in favour of the Agent on behalf of the Lenders: (i) a composite debenture granted by MFGH and another dated 21 October 2004, (ii) a debenture granted by Micro Focus UK Limited dated 20 October 2004, and (iii) a debenture granted by MFL dated 20 October 2004.

The above debentures, generally, constitute security over all the assets of the relevant Micro Focus companies, capturing (among other things) certain real estate, intellectual property rights, shares and other investments, book debts and bank accounts. The chargers are restricted in the way they may deal with charged property and give certain indemnities in favour of the Lenders.

(c) Other security

These consist of the following types of security granted in favour of the Agent on behalf of the Lenders: (i) a charge over the deposits of MFL dated 20 October 2004, (ii) a collateral assignment of rights under agreements dated 21 October 2004 between the Borrowers and

the Lenders, (iii) a general security agreement granted by Micro Focus (Canada) Limited/ Espace Micro Focus (Canada) Limited dated 20 October 2004; and (iv) a general security agreement granted by each Borrower and Guarantor dated 21 October 2004.

Effect of the proposed listing of Micro Focus International plc on the Facility Agreement and Security Documents

In connection with the Global Offer, there will be a reorganisation of the Group which will trigger events of default under the Facility Agreement and, in turn, enforcement events under the Security Documents. As a result, the Borrowers have obtained a waiver and consent from the Agent and Security Trustee (acting on behalf of the Lenders) with respect to the Facility Agreement and Security Documents to allow the reorganisation and Global Offer to occur. A condition of the waiver and consent will be the Company, Micro Focus Holdings Ltd and Micro Focus (IP) Limited each becoming a party to the Facility Agreement and other documents and providing requested new security for the benefit of the Lenders. The new security will broadly speaking, be similar in its scope and nature to the Security which is currently in place under the Security Documents and will include, but not be limited to, each of the Company, Micro Focus Holdings Ltd and Micro Focus (IP) Limited providing guarantees, debentures, security interests and where requested, share charges over equity interests in subsidiary companies and the Security Documents will be executed prior to Admission.

Upon the satisfaction of the conditions of the waiver and consent, no event of default under the Facility Agreement nor enforcement event under the Security Documents that otherwise might have occurred in connection with the reorganisation is likely to be triggered as a result of the reorganisation. Furthermore, while the waiver and consent acknowledges that it is the Company's intention to repay the outstanding amounts under the Facility Agreement from the proceeds of the Global Offer, it imposes no obligation on the Group to repay the Facility Agreement in full following the reorganisation. If the Group should choose not to repay the Facility Agreement in full following the reorganisation, such decision, in and of itself, will not trigger an event of default under the Facility Agreement.

13.2 The Underwriting Agreement referred to in paragraph 12 in this Part XIV.

13.3 The Relationship Agreement between the Company and the Golden Gate Funds dated 29 April 2005, conditional upon, but taking effect prior to, Admission. The Relationship Agreement provides that, for so long as the Golden Gate Funds and members of the Golden Gate Group are a "controlling shareholder" under the Listing Rules, the Golden Gate Funds have agreed to exercise its votes, and procure that the Directors appointed by it vote, to ensure that the Company shall operate and make decisions for the benefit of shareholders of the Company as a whole and independently of the Golden Gate Funds.

As a result of arrangements in the Relationship Agreement, the Company is satisfied that (i) it is capable of carrying on its business independently of the Golden Gate Funds, and that (ii) all transactions and relationships between the Company and the Golden Gate Funds are, and will be, at arms' length and on a normal commercial basis.

The Relationship Agreement also provides that:

13.3.1 The Golden Gate Funds shall conduct, and shall procure (insofar as they are reasonably able) that each member of the Golden Gate Group conducts, all transactions with members of the Group on an arms' length basis and on a normal commercial basis;

13.3.2 The Golden Gate Funds shall not, and shall procure (insofar as they are reasonably able) that no member of the Golden Gate Group shall, take any action which precludes or inhibits any member of the Group from carrying on its business independently from the Golden Gate Group;

13.3.3 The Golden Gate Funds shall be able to appoint, remove and re-appoint:

(i) Two non-executive Directors to the Board, whilst the Golden Gate Group taken together owns at least 30 per cent. of the Ordinary Shares, and at least one of these Directors to the nomination committee;

(ii) One non-executive Director to the Board, whilst the Golden Gate Group taken together owns at least 10 per cent. of the Ordinary Shares;

13.3.4 As at the date of Admission, the Board shall be made up of 6 Directors, and there shall not be a majority of non-executive Directors unconnected with the Group. As soon as reasonably practicable after Admission, it is agreed that at least half of the Board (excluding the Chairman) should be made up of independent non-executive Directors, and that the Company and the Golden Gate Funds shall use their reasonable endeavours to ensure that, at all times thereafter, there are a majority of independent non-executive Directors on the Board;

13.3.5 Any Director who has a conflict of interest by virtue of his position as a director of any member of the Golden Gate Group may not vote on such matters at a meeting of the Board of any Committees of the Board;

13.3.6 In this regard, if the Golden Gate Funds are notified by any Executive Director that any member of the Group is pursuing an investment opportunity involving a business relating predominantly to COBOL software development tools or mainframe migration software, then the Golden Gate Funds agree that they shall not pursue such opportunity.

In addition, each of David Dominik and Prescott Ashe have undertaken to the Company in their letters of appointment as non-executive Directors to procure that, as soon as reasonably practicable after either of them becomes aware of an investment opportunity first discovered after the date of such letters of appointment which relates predominantly to COBOL software development tools or mainframe migration software, the Company will be provided with notice of such investment opportunity and will have a right of first refusal exercisable for a period of ten business days to pursue such investment opportunity, provided always that neither of them shall be under any such obligation if and to the extent it would otherwise constitute a breach of any duty of confidentiality or fiduciary duty.

13.3.7 The Golden Gate Funds shall, to the extent permitted by the Listing Rules and applicable laws and regulations, be provided with access to certain information on the Group (including financial reporting information) which it may also pass on to other members of the Golden Gate Group. This right shall exist until members of the Golden Gate Group together cease to own at least 10 per cent. of the Ordinary Shares; and

13.3.8 As a result of arrangements in the Relationship Agreement, the Company is satisfied that (i) it is capable of carrying on its business independently of the Golden Gate Funds, and that (ii) all transactions and relationships between the Company and the Golden Gate Funds are, and will be, at arms' length and on a normal commercial basis.

13.4 The termination agreement between MFIHL, MFIL and GGC Administration dated on or around 28 April 2005 pursuant to which the parties agree that the advisory agreement, dated 10 August 2001 and entered into between them (referred to in paragraph 13.9 below), shall terminate (other than in respect of an indemnity in respect of all claims and losses suffered by GGC Administration arising out of advisory services provided pursuant to the Agreement) upon Admission and upon the payment by MFIL or MFIHL, or one of their respective subsidiaries, of an aggregate sum of US$4,000,000 to GGC Administration or its designee.

13.5 The termination agreement between MFIHL, MFIL and Parallax Capital dated on or around 28 April 2005 pursuant to which the parties agree that the advisory agreement, dated 10 August 2001 and entered into between them (referred to in paragraph 13.10 below), shall terminate (other than in respect of an indemnity in respect of all claims and losses suffered by Parallax Capital arising out of advisory services provided pursuant to the Agreement) upon Admission and upon the payment by MFIL or MFIHL, or one of their respective subsidiaries, of the sum of US$600,000 to Parallax Capital or its designee.

13.6 The termination agreement between MFIL, the Golden Gate Funds and Parallax Capital dated on or around 28 April 2005 (the "Termination Agreement"). The Termination Agreement provides that, upon Admission, the agreements set out in paragraphs 13.6.1 to 13.6.3 of this Part XIV shall terminate with immediate effect, releasing the parties to the Termination Agreement from any liability (whether actual or contingent) arising out of or in connection with these agreements.

The agreements that are terminated by the Termination Agreement are as follows:

13.6.1 the shareholders agreement dated 10 August 2001 between MFIL, the Golden Gate Funds and Parallax Capital, as amended by the amended and restated shareholders agreement dated 30 April 2002 between the same parties thereto;

13.6.2 the registration agreement dated 10 August 2001 between MFIL, the Golden Gate Funds and Parallax Capital, as amended by the amended and restated registration agreement dated 30 April 2002 between the same parties thereto;

13.6.3 any other agreements which may be in effect between MFIL, the Golden Gate Funds and Parallax Capital, or any associate of the Golden Gate Funds or Parallax Capital, at the date of the Termination Agreement, except the following:

(i) in the case of the Golden Gate Funds and Parallax Capital, the Underwriting Agreement (referred to in paragraph 12 of this Part XIV);

(ii) in the case of the Golden Gate Funds:

(a) the termination agreement (referred to in paragraph 13.4 of this Part XIV);

(b) the Relationship Agreement (referred to in paragraph 13.3 of this Part XIV); and

(c) the side letter agreement (referred to in paragraph 13.7 of this Part XIV);

(iii) in the case of Parallax Capital:

(a) the termination agreement (referred to in paragraph 13.5 of this Part XIV); and

(b) the side letter agreement (referred to in paragraph 13.8 of this Part XIV).

13.7 The side letter agreement between MFIL and the Golden Gate Funds dated on or around 28 April 2005, pursuant to which MFIL agrees to reimburse the Golden Gate Funds, on demand, and hold each of them harmless, against liability for the payment of any costs and expenses reasonably incurred by the Golden Gate Funds under the Underwriting Agreement (referred to in paragraph 12 of this Part XIV).

13.8 The side letter agreement between MFIL and Parallax Capital dated on or around 28 April 2005, pursuant to which MFIL agrees to reimburse Parallax Capital, on demand, and hold each of them harmless, against liability for payment of any costs and expenses reasonably incurred by Parallax Capital under the Underwriting Agreement (referred to in paragraph 12 of this Part XIV).

13.9 The advisory agreement between MFIHL, MFIL and GGC Administration dated 10 August 2001, pursuant to which GGC Administration agrees to perform certain services for MFIL and/or its subsidiaries, including, but not limited to, providing strategic advice on potential acquisitions and disposals, in return for a fee of US$150,000 per fiscal quarter (or such higher amount, not

exceeding US$450,000, as the parties may agree), plus expenses, in addition to a one-off fee of US$700,000 for certain related services. This agreement, apart from an indemnity under which MFIL indemnifies members of the Golden Gate Group against all claims and losses arising out of the agreement, was terminated by the agreement referred to in paragraph 13.4 above.

13.10 The advisory agreement between MFIHL, MFIL and Parallax Capital dated 10 August 2001, pursuant to which Parallax Capital agrees to perform certain services for MFIL and/or its subsidiaries, including, but not limited to, providing strategic advice on potential acquisitions and disposals, in return for a fee of US$150,000 per fiscal quarter (plus expenses), in addition to a one-off fee of US$700,000 for certain related services. This agreement, apart from an indemnity under which MFIL agrees to provide an indemnity to Parallax Capital against all claims and losses arising out of the agreement, was terminated by the agreement referred to in paragraph 13.5 above.

13.11 There are no other contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of these Supplementary Listing Particulars.

14 Litigation

No member of the Group is or has been involved in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of these Supplementary Listing Particulars a significant effect on the financial position of the Group nor, so far as the Directors are aware, are any such proceedings pending or threatened.

15 Principal Subsidiaries

It is intended that, prior to and conditional upon Admission, the Company will become the holding company of the Group through the Share Exchange. The following table gives details in respect of all the subsidiaries of the Company immediately prior to Admission. Each of these companies is wholly-owned by a member of the Group (save for Micro Focus NV, where 1 capital share of €100.00 is held by Anthony Hill). Save as indicated otherwise below, the issued share capital of each of these companies is fully paid:

Company name	Issued share capital	Principal activity	Registered office
Micro Focus International Limited	49,116,061 ordinary shares of US$0.00001 each	Holding Company	PO Box 309 GT Ugland House South Church Street George Town Grand Cayman
Micro Focus Group Holdings	2 ordinary shares of €1.00 each	Holding company	6 Fitzwilliam Square Dublin 2 Ireland
Micro Focus International Holdings Limited	2 ordinary shares of €1.00 each	The sale and support of software	6 Fitzwilliam Square Dublin 2 Ireland
Micro Focus IP Limited	100 A ordinary shares of US$0.01 each 1,663,390 preferred redeemable shares of US$0.01 each	Holding company for the Group's intellectual property	PO Box 309 GT Ugland House South Church Street George Town Grand Cayman
Micro Focus Pty Limited	1,000 ordinary shares of AUS$1.00 each	The sale of software, maintenance and other associated services	Level 1 845 Pacific Highway Chatswood NSW 2067 Australia

Company name	Issued share capital	Principal activity	Registered office
Micro Focus GmbH	1 common share (amounting to €25,000)	The sale of software, maintenance and other associated services	Carl-Zeiss Ring 5 D-85737 Ismaning Germany
Micro Focus AS	62,422 ordinary shares of NOK1,602 each	The sale of software, maintenance and other associated services	Christiana Kontorsenter Dronningensgate 6 Oslo N-0152 Norway
Micro Focus Limited	200 ordinary shares of £1.00 each	The sale of software, maintenance and other associated services	The Lawn 22 – 30 Old Bath Road Newbury Berkshire RG14 1QN UK
Micro Focus S.r.l.	Share quotas amounting to €93,600	The sale of software, maintenance and other associated services	Via Caterina Troiani 71/79 00144 Rome Italy
Micro Focus NV	620 capital shares of €100.00 each	The sale of software, maintenance and other associated services	Uitbreidingstraat 84/3 B-2600 Antwerpen Belgium
Micro Focus SAS	2,000 ordinary shares of €10.00 each	The sale of software, maintenance and other associated services	Tour Atlantique La Defense 9 1 Place de la Pyramide F-92911 La Defense Cedex France
Micro Focus N.V.	450 ordinary shares of €100.00 each	The sale of software, maintenance and other associated services	Suite 005 Regus Schipol Tetra Siriusdreef 17 – 27 2132 WT Hoofddorp Netherlands
Micro Focus K.K.	3,560 ordinary shares	The sale of software, maintenance and other associated services	6th Floor Sumitomo Fudosan Takanawa Park Tower 3-20-14 Higashi Gotanda Shinagawa-Ku Tokyo 141-0022 Japan
Micro Focus (US), Inc.	1 share of common stock of US$0.01	The sale of software, maintenance and other associated services	9420 Key West Avenue Rockville MD 20850 USA
Micro Focus (Canada) Limited	2 shares of unlimited common stock	The sale of software, maintenance and other associated services	100 King Street West 1 First Canadian Place Suite 400 Toronto Ontario M5X 1B1 Canada

Company name	Issued share capital	Principal activity	Registered office
Micro Focus (IP) Limited	1 ordinary share of £1	Holding company for the Group's intellectual property	The Lawn 22 – 30 Old Bath Road Newbury Berkshire RG14 1QN UK
Micro Focus Holdings Limited	2 ordinary shares of £1 each	Holding company	The Lawn 22 – 30 Old Bath Road Newbury Berkshire RG14 1QN UK

16 Exchange Rate Information

A substantial proportion of the Group's assets, liabilities, turnover and expenses are denominated in US dollars and in currencies other than pounds sterling. The following table presents, for the periods and dates indicated, information concerning the noon buying rate of pounds sterling per US dollars. These amounts are indicative only and are not necessarily equivalent to the same rates at which the Group translated pounds sterling into US dollars during any of the financial periods discussed in these Supplementary Listing Particulars. Unless otherwise stated, financial information in these Supplementary Listing Particulars is presented in US dollars. The exchange rate is based on the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on 10 May 2005 was equivalent to US$1.00:£0.5311. Unless otherwise indicated, translations pertaining to net proceeds and expenses of the Global Offer into US dollars from pounds sterling were done at the rate noted in the preceding sentence.

Fiscal Year	Period End £	Average £	High £	Low £
2000	0.6427	0.6218	0.6445	0.5965
2001	0.6990	0.6820	0.7144	0.6408
2002	0.6866	0.6981	0.7283	0.6759
2003	0.6250	0.6428	0.6909	0.6067
2004	0.5636	0.5856	0.6358	0.5251

Prior Months	High £	Low £
1 May 2004 – 31 January 2005	0.5700	0.5133

17 Transfer Restrictions

The distribution of these Supplementary Listing Particulars and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession these Supplementary Listing Particulars come should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. No action has been taken by the Company or the Joint Global Co-ordinators that would permit, other than under the Global Offer, an offer of Ordinary Shares or possession or distribution of these Supplementary Listing Particulars or any other offering material in any jurisdiction where such action is prohibited. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

17.1 The United States

Because of the following restrictions, subscribers and purchasers of Ordinary Shares in the United States are advised to consult legal counsel prior to making any offer for, subscription, resale, pledge or other transfer of, the Ordinary Shares.

The Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any State or other jurisdiction and, accordingly, may not be offered or

sold within the United States except under the Global Offer to QIBs in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Ordinary Shares may be sold outside the United States in accordance with Regulation S.

Each purchaser of Ordinary Shares located within the United States, by accepting delivery of these Supplementary Listing Particulars, will be deemed to have represented, agreed and acknowledged that (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(a) it: (i) is a QIB; (ii) is aware, and each beneficial owner of such Ordinary Shares has been advised, that the sale of such Ordinary Shares to it may be being made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; and (iii) is acquiring such Ordinary Shares for its own account or for the account of a QIB;

(b) it acknowledges that the Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and understands that such Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except: (i) in accordance with Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB; (ii) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S; or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities law of any State of the United States;

(c) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Ordinary Shares, such Ordinary Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which such Ordinary Shares, if in certificated form, will bear unless otherwise determined by Micro Focus in accordance with applicable law:

THIS SHARE HAS NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A OR ANOTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER (WITHIN THE MEANING OF RULE 144A) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS SHARE. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THIS SHARE, SO LONG AS IT IS A "RESTRICTED SECURITY" UNDER RULE 144A, MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THIS SHARE ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK;

(d) any offer, sale, pledge or other transfer made other than in compliance with the above-stated restrictions shall not be recognised by Micro Focus in respect of the Ordinary Shares;

(e) notwithstanding anything to the contrary in the foregoing, the Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of the Ordinary Shares established or maintained by a depositary bank;

(f) it represents that if, in the future, it offers, resells, pledges or otherwise transfers such Rule 144A Ordinary Shares, it shall notify such subsequent transferee of the transfer restrictions set out in paragraphs (a) to (e) above; and

(g) Micro Focus, the Registrar, UBS, Goldman Sachs International and their affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Ordinary Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that the Company and sellers of the Ordinary Shares may be relying on the exemption from the provisions of section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act.

Each purchaser of the Ordinary Shares pursuant to Regulation S, by accepting delivery of these Supplementary Listing Particulars, will be deemed to have represented, agreed and acknowledged as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(a) it: (i) is acquiring the Ordinary Shares in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act; and (ii) is not an affiliate of the Company or a person acting on behalf of such an affiliate;

(b) it is aware that the Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any State or other jurisdiction of the United States; and

(c) Micro Focus, the Registrar, UBS, Goldman Sachs International and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations, agreements and acknowledgements.

18 Selling Restrictions

18.1 General

In connection with the Global Offer, the Joint Global Co-ordinators may purchase and sell the Ordinary Shares in the open market. These transactions may include over-allotment and stabilising transactions and purchases to cover short positions created in connection with the Global Offer. Stabilising transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Ordinary Shares; and short positions involve the sale of a greater number of Ordinary Shares than are purchased from the Company or the Selling Shareholders in the Global Offer. These activities may stabilise, maintain or otherwise affect the market price of the Ordinary Shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the London Stock Exchange, LIFFE, the over-the-counter market or otherwise.

No action has been taken by the Company or the Joint Global Co-ordinators that would permit, otherwise than under the Global Offer, an offer of Ordinary Shares or possession or distribution of these Supplementary Listing Particulars or any other offering material or application form relating to Ordinary Shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom.

18.2 United States

The Underwriters will acknowledge, represent and warrant in the Underwriting Agreement that they will not offer or sell or procure the sale of Ordinary Shares except in accordance with Regulation S or Rule 144A or another exemption from, or transaction not subject to, registration under the Securities Act. The Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States, except in transactions which are exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of the Global Offer, an offer or sale of Ordinary Shares within the United States by any dealer (whether or not participating in the Global Offer) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration, or in a transaction not subject to, registration under the Securities Act.

18.3 United Kingdom

The Joint Global Co-ordinators will acknowledge that they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to any Ordinary Shares in, from or otherwise involving the United Kingdom.

18.4 Canada

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

The Global Offer is being made in Canada only in the Canadian provinces of British Columbia, Ontario and Québec (the "Private Placement Provinces") by way of a private placement of Ordinary Shares. The Global Offer in the Private Placement Provinces is being made pursuant to this document through the Managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada.

Agreement by the Managers

Each Manager has represented and agreed that the Ordinary Shares will only be offered or sold, directly or indirectly, in Canada only in the Canadian provinces of British Columbia, Ontario and Québec and in compliance with applicable Canadian securities laws and accordingly, any sales of Ordinary Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Representations and agreements by purchasers

Confirmations of the acceptance of offers to purchase any Ordinary Shares will be sent to purchasers in the Private Placement Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Ordinary Shares in the Private Placement Provinces who receives a purchase confirmation regarding the purchase of Ordinary Shares will, by the purchaser's receipt thereof, be deemed to have represented to the Company, the Selling Shareholders and the dealer from which such purchase confirmation is received, that such purchaser and any ultimate purchaser for which such initial purchaser is acting as agent (i) is entitled under applicable provincial securities laws to purchase such Ordinary Shares without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in provinces other than Ontario, without the services of a dealer registered pursuant to such securities laws, (ii) is basing its investment decision solely on this document and not on any other information concerning the Company or the Global Offer, (iii) has reviewed the terms referred to below under the heading "Canadian Resale Restrictions" and (iv) is in compliance with the following:

(a) where the purchaser is purchasing in British Columbia, such purchaser is purchasing Ordinary Shares with the benefit of the prospectus exemption and dealer registration exemption provided by section 5.1 of Multilateral Instrument 45-103 — *Capital Raising Exemptions* ("MI 45-103") (that is, such purchaser is purchasing as principal and is "an accredited investor" within the meaning of section 1.1 of MI 45-103);

(b) where the purchaser is purchasing in Ontario, such purchaser is either a "designated institution" within the meaning of section 204 of the Regulation to the *Securities Act* (Ontario) purchasing from a person or company registered as an "international dealer" under the *Securities Act* (Ontario) or is a purchaser purchasing from a fully registered dealer and, in either case, is purchasing the Ordinary Shares with the benefit of the prospectus exemption provided by

section 2.3 of Ontario Securities Commission Rule 45-501 — *Exempt Distributions* ("Rule 45-501") (that is, such purchaser is purchasing the Ordinary Shares as a principal and is an "accredited investor" within the meaning of section 1.1 of Rule 45-501);

(c) where the purchaser is purchasing in Québec, such purchaser is either a purchaser to which the prospectus exemption in section 43 applies, is a "sophisticated purchaser" within the meaning of section 44 of the *Securities Act* (Québec) purchasing the Ordinary Shares as principal, or is a "sophisticated purchaser" within the meaning of section 45 of the *Securities Act* (Québec) purchasing for the portfolio of a person managed solely by it or is purchasing as principal Ordinary Shares with an aggregate acquisition cost to such purchaser of at least Cdn$150,000 from a registered dealer with an unrestricted practice;

(d) if the purchaser is a person or a company, the purchaser had a pre-existing purpose and was not established solely or primarily for the purpose of acquiring Ordinary Shares in reliance on an exemption from applicable prospectus requirements in the Private Placement Provinces;

(e) such purchaser is either purchasing Ordinary Shares as principal for its own account, or is deemed to be purchasing Ordinary Shares as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident, by virtue of being either (a) a designated trust company; (b) a designated insurance company; (c) a portfolio manager; or (d) another entity similarly deemed by those laws to be purchasing as principal for its own account when purchasing on behalf of other beneficial purchasers;

(f) such purchaser is purchasing in respect of a trade for which there is an exemption from the registration requirements of applicable Canadian securities laws or which is otherwise in compliance with such laws;

(g) such purchaser acknowledges and agrees that the offer and sale of Ordinary Shares was made exclusively through this document and was not made through an advertisement of the Ordinary Shares in any printed media of general and regular paid circulation, radio or television or any other form of advertising; and

(h) acknowledges that the Ordinary Shares are being distributed in Canada on a private placement basis only and that any resale of Ordinary Shares must be in accordance with the requirements of applicable securities laws, which will vary depending on the relevant jurisdictions.

Language of document
Each purchaser of Ordinary Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Ordinary Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian resale restrictions
The distribution of the Ordinary Shares in the Private Placement Provinces is being made on a private placement basis. Accordingly, any resale of the Ordinary Shares must be made (i) through an appropriately registered dealer or in accordance with an exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Ordinary Shares are advised to seek legal advice prior to any resale of Ordinary Shares.

Statutory rights of action (Ontario purchasers)
Section 4.2 of Rule 45-501 provides that when an offering memorandum, such as this document, is delivered to an investor to whom securities are distributed in reliance upon the "accredited investor" prospectus exemption in section 2.3 of Rule 45-501, the right of action referred to in section 130.1 of the

Securities Act (Ontario) ("Section 130.1") is applicable. Section 130.1 provides purchasers who purchase securities offered by an offering memorandum with a statutory right of action against the issuer of securities and any selling security holder for rescission or damages in the event that the offering memorandum and any amendment to it contains a "misrepresentation". "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading or false in the light of the circumstances in which it was made.

Where this document, together with any amendment to it, is delivered to a prospective purchaser of Ordinary Shares in connection with a trade made in reliance on section 2.3 of Rule 45-501, and this document contains a misrepresentation which was a misrepresentation at the time of purchase of the Ordinary Shares, the purchaser will have a statutory right of action against the Company and the Selling Shareholders for damages or, while still the owner of Ordinary Shares, for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that the right of action for rescission will be exercisable by the purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right; or, in the case of any action, other than an action for rescission, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the date of the transaction that gave rise to the cause of action.

The defendant shall not be liable for a misrepresentation if it proves that the purchaser purchased the Ordinary Shares with knowledge of the misrepresentation.

In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the Ordinary Shares as a result of the misrepresentation relied upon.

Subject to the paragraph below, all or any one or more of the Company and any Selling Shareholder are jointly and severally liable, and every person or company who becomes liable to make any payment for a misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, the Company shall not be liable where it is not receiving any proceeds from the distribution of the Ordinary Shares being distributed and the misrepresentation was not based on information provided by the Company, unless the misrepresentation:

(a) was based on information that was previously publicly disclosed by the Company;

(b) was a misrepresentation at the time of its previous public disclosure; and

(c) was not subsequently publicly corrected or superseded by the Company prior to the completion of the distribution of the Ordinary Shares.

In no case shall the amount recoverable for the misrepresentation exceed the price at which the Ordinary Shares were offered.

The foregoing statutory right of action for rescission or damages conferred is in addition to and without derogation from any other right the purchaser may have at law.

This summary is subject to the express provisions of the *Securities Act* (Ontario) and the regulations and rules made under it, and you should refer to the complete text of those provisions.

Enforcement of legal rights
All of the directors and officers (or their equivalents) of the Company and the Selling Shareholders, as well as any experts named herein may be located outside of Canada and, as a result, it may not be

possible for purchasers to effect service of process within Canada upon the Company, the Selling Shareholders or such experts. All or a substantial portion of the assets of the Company, the Selling Shareholders and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company, the Selling Shareholders or such experts in Canada or to enforce a judgment obtained in Canadian courts against the Company, the Selling Shareholders or such experts outside of Canada.

Canadian tax considerations and eligibility for investment
This document does not address the Canadian tax consequences of ownership of the Ordinary Shares. Prospective purchasers of Ordinary Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Ordinary Shares for investment by purchasers under relevant Canadian legislation.

18.5 Japan

The Ordinary Shares have not been and will not be registered under the Securities and Exchange Law of Japan. No person may offer or sell, directly or indirectly, any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

18.6 The Netherlands

The Ordinary Shares may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational organizations and other comparable entities, including, among others, treasuries of large companies or enterprises, that trade or invest regularly in securities in the conduct of their profession or trade within the meaning of Section 2 of the exemption regulation to the Netherlands Securities Market Supervision Act 1995, as amended (*Vrijstellingsregeling Wet toezicht effectenverkeer* 1995).

19 Settlement

It is expected that delivery of the Ordinary Shares pursuant to the Global Offer will be made against payment therefor on or about the date of Admission, which will be the third Business Day following the date of announcement of the Offer Price.

20 Taxation

20.1 General

The statements set out below are intended only as a general guide to current UK and US tax law and practice and apply only to certain categories of person. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding Ordinary Shares. Prospective purchasers of Ordinary Shares are advised to consult their own tax advisers concerning the consequences under UK, US federal, state and local and other laws of the acquisition, ownership and disposition of Ordinary Shares. This summary is based upon: (i) UK law and UK Inland Revenue practice; and (ii) the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all in effect as of the date of this document and which may be subject to change, perhaps with retroactive effect.

The statements are not applicable to all categories of shareholders, and in particular are not addressed to: (i) holders who do not hold their Ordinary Shares as capital assets; (ii) shareholders who own (or are deemed to own) 10 per cent. or more of the voting stock of Micro Focus; (iii) special classes of

shareholders such as dealers in securities, broker-dealers, insurance companies and investment companies, investors liable for the US alternative minimum tax, financial institutions, tax-exempt investors or accounts, or individual retirement accounts and other tax deferred accounts; (iv) shareholders who hold Ordinary Shares as part of straddles, hedging or conversion transactions for US federal income tax purposes; (v) shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment; (vi) shareholders who hold Ordinary Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment or otherwise); and (viii) in the case of US Holders (as defined below), shareholders whose functional currency is not the US dollar.

20.2 UK taxation

The comments set out below are based on existing United Kingdom law and what is understood to be current Inland Revenue practice, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only and apply only to shareholders of Micro Focus resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold shares in Micro Focus as an investment and who are the absolute beneficial owners thereof. Certain categories of shareholders, such as traders, broker-dealers, insurance companies and collective investment schemes, and shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment, may be subject to special rules and this summary does not apply to such shareholders. Shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

Taxation of dividends

Micro Focus will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from Micro Focus will be entitled to a tax credit which may be set off against the shareholder's total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual shareholder who is liable to income tax only at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the shareholder's tax liability on the gross dividend and such shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend, when treated as the top slice of the shareholder's income, falls above the threshold for higher rate income tax.

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by Micro Focus.

United Kingdom resident corporate shareholders will generally not be subject to corporation tax on dividends paid by Micro Focus. Such shareholders will not be able to claim repayment of tax credits attaching to those dividends.

Non-United Kingdom resident shareholders will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by Micro Focus. An entitlement to the repayment of all or part of the tax credit may be available if there is an appropriate provision granting the entitlement under any applicable double tax treaty between the UK and the jurisdiction in which that shareholder is resident. In most cases, however, the amount of tax credit that can be paid to non-United Kingdom shareholders in respect of any dividend payment will be nil as a result of the terms of the relevant treaty. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident in the United Kingdom

(for tax purposes) should obtain their own tax advice concerning tax liabilities on dividends received from Micro Focus. Shareholders resident outside the UK should consult an appropriate professional adviser.

UK taxation on chargeable gains

(a) UK resident shareholders

A disposal of Ordinary Shares by a shareholder who is resident or ordinarily resident in the UK for tax purposes may give rise to a chargeable gain (or allowable loss) for the purposes of taxation on chargeable gains.

(b) Shareholders temporarily non-resident in the United Kingdom

A shareholder who is an individual and who disposes of Ordinary Shares while only temporarily non-resident in the United Kingdom for tax purposes, may, under anti-avoidance legislation, still be liable to UK tax on his or her return to the UK, depending on the shareholder's circumstances and subject to any available exemption or relief, on any chargeable gain realised on the disposal.

(c) Non-UK resident shareholders including US resident shareholders

Shareholders who are not resident or ordinarily resident for tax purposes in the UK and who do not return to the UK within five tax years of the disposal will not be liable for UK tax on chargeable gains realised on the disposal of their Ordinary Shares unless such Ordinary Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK, through a branch or agency in the case of an individual shareholder, or through a permanent establishment in the case of a corporate shareholder. Such shareholders may be subject to foreign taxation on any gain under local law.

United Kingdom inheritance and gift taxes

The Ordinary Shares will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and relief) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold Ordinary Shares bringing them within the charge to inheritance tax. A gift or sale of an asset at undervalue can also give rise to a capital gains tax liability on the donor. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Ordinary Shares through trust arrangements. They should also seek professional advice in a situation where there is potential for a double charge to UK inheritance tax, capital gains tax and any equivalent tax in another country.

UK stamp duty and stamp duty reserve tax

Holders of Ordinary Shares will be registered on the register of Micro Focus held by the Registrars in the UK. Persons who are a "system member" of CREST (as defined in the Uncertificated Securities Regulations 2001 as amended) may elect to hold their Ordinary Shares through CREST for trading on the London Stock Exchange.

Ordinary Shares registered on the UK share register of Micro Focus

No stamp duty or stamp duty reserve tax ("SDRT") will be payable on the issue of Ordinary Shares pursuant to the Global Offer other than in circumstances involving depositary receipts or clearance services referred to below.

Stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded up if necessary to the next multiple of £5) is payable on an instrument transferring Ordinary Shares. Stamp duty is normally payable by the purchaser. A charge to SDRT will also arise on an agreement to transfer Ordinary Shares (at the rate of 0.5 per cent. of the consideration paid), although the liability will be cancelled and any

SDRT already paid will be repaid, generally with interest, provided that the instrument transferring Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. SDRT is normally the liability of the purchaser. Higher rates may apply in certain circumstances.

Where Ordinary Shares are issued or transferred: (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT may be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares (rounded up if necessary to the next multiple of £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance service providers may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5 per cent. of the consideration paid) to apply to issues or transfers of Ordinary Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent. generally applying to an issue or transfer of Ordinary Shares into the clearance service and the exemption from stamp duty and SDRT on transfer of Ordinary Shares whilst in the service.

Ordinary Shares held through CREST
Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such a transfer is made for consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent. of the consideration paid) will arise. Paperless transfers of Ordinary Shares within CREST will generally be liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the consideration paid.

The statements in this paragraph relating to UK stamp duty and SDRT summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst other, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates.

The sale of the Existing Ordinary Shares by the Selling Shareholders under the Global Offer will give rise to a liability to stamp duty and/or SDRT as described above. The Selling Shareholders will meet the liability to stamp duty of purchasers of Existing Ordinary Shares that will arise on such sale under the Global Offer. The Selling Shareholder will also meet any liability to SDRT of the purchasers arising in respect of the initial transfer of the Existing Ordinary Shares under the Global Offer by the Selling Shareholders within the CREST system.

Any person who is in any doubt as to his or her taxation position should consult his or her professional advisers.

20.3 US taxation

The following is a summary of the material US federal income tax consequences, under present law, of the acquisition, ownership and disposition of Ordinary Shares by a US Holder. As used herein, the term "US Holder" means a beneficial owner of Ordinary Shares that is, for US federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The summary assumes that the Company is not a passive foreign investment company (a "PFIC") for US federal income tax purposes, which the Company believes to be the case based on a market valuation of the Company's assets (including goodwill). The Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders. Please see "Passive Foreign Investment Company Considerations" below.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

General
Subject to the PFIC rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Ordinary Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by the Company with respect to Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from the Company.

For taxable years that begin before 2009, dividends paid by the Company will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to long-term capital gains, provided the Company qualifies for the benefits of the income tax treaty between the United States and the United Kingdom (the "Treaty"). The Company expects to qualify for benefits under the Treaty. A US Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A US Holder will not be able to claim the reduced rate for distributions paid in any year in which the Company is treated as a PFIC or any year immediately following a year in which the Company was treated as a PFIC. Please see "Passive Foreign Investment Company considerations" below.

Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to dividends on the Shares.

Foreign currency dividends
Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the spot exchange rate on the day the dividends are received by the US Holder, regardless of whether the pounds sterling are converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. Any gain or loss that a US Holder recognises on a subsequent conversion of pounds sterling into US dollars generally will be US source ordinary income or loss.

Sale or other disposition
A US Holder's tax basis in a Share will generally be its US dollar cost. The US dollar cost of a Share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of Shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Subject to the PFIC rules discussed below, upon a sale or other disposition of Ordinary Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the Ordinary Shares exceeds one year. Any gain or loss will generally

be US source. Investors should contact their tax advisers concerning the treatment of losses from the sale of shares held one year or less where dividends qualifying for the reduced tax rate described above have been received in an amount in excess of 10 per cent. of the investor's share basis.

The amount realised on a sale or other disposition of Shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the spot exchange rates on the date of sale or other disposition and the settlement date. However, in the case of Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the spot exchange rate on the settlement date, and no exchange gain or loss will be recognised at that time.

Please see "Passive Foreign Investment Company considerations" below for a discussion of additional adverse consequences that generally will apply to a sale or other disposition of Shares if the Company is or becomes a PFIC for US federal income tax purposes.

Disposition of foreign currency
Foreign currency received on the sale or other disposition of a Share will have a tax basis equal to its US dollar value amount realised. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Shares or upon exchange for US dollars) will be US source ordinary income or loss.

Passive Foreign Investment Company considerations
A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look-through rules," either: (i) at least 75 per cent. of its gross income is "passive income"; or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The Company does not believe that it should be treated as a PFIC for US federal income tax purposes but the Company's possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend in part on whether the Company continues to earn substantial amounts of operating income, as well as on the market valuation of the Company's assets and the Company's spending schedule for its cash balances and the proceeds of the Global Offer. If the Company were to be treated as a PFIC, US Holders of Ordinary Shares would generally be required: (i) to pay a special US addition to tax on certain distributions and gains on sale; and (ii) to pay tax on any gain from the sale of Ordinary Shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

Backup withholding and information reporting
Payments of dividends and other proceeds with respect to Ordinary Shares by a US paying agent or other US intermediary (or certain paying agent or intermediary that is controlled by US persons or who have income effectively connected with a trade or business in the US) will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to reportable payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to information reporting and therefore are not subject to backup withholding. Any backup withholding tax may be refunded or allowed as a credit against the US Holder's US federal income tax liability if the US Holder gives the appropriate information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

21 Working Capital

Micro Focus, in its opinion, believes that the Group has sufficient working capital, taking into account existing financing arrangements and its net proceeds from the Global Offer for its present requirements, that is at least for the next 12 months from the date of these Supplementary Listing Particulars.

22 Significant Change

There has been no significant change in the financial or trading position of the Operating Group since 31 January 2005, being the date to which the Accountants' Report on the Operating Company set out in Part VI has been prepared, except that the Operating Company paid a dividend of $10,000,000 on 3 March 2005.

There has been no significant change in the financial or trading position of the Company since 31 January 2005, being the date to which the Accountants' Report on the Company set out in Part VIII has been prepared.

23 Consents

(a) The auditors of the Company are PricewaterhouseCoopers LLP, whose address is 9 Greyfriars Road, Reading, Berkshire RG1 1JG. The reporting accountants of the Company are PricewaterhouseCoopers LLP, whose address is Abacus House, Castle Park, Cambridge CB3 0AH. PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in these Supplementary Listing Particulars of its name, reports set out in Parts VI, VII, VIII, IX, X and XI, and references to them in the form and context in which they appear and has authorised the contents of those parts of these Supplementary Listing Particulars which comprise their reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

A written consent under the listing rules of the UK Listing Authority is different from a consent filed with the SEC under Section 7 of the Securities Act, which is applicable only to transactions involving securities registered under the Securities Act. As the offered securities have not been and will not be registered under the Securities Act, PricewaterhouseCoopers LLP has not filed a consent under Section 7 of the Securities Act.

(b) The Joint Global Co-ordinators have given and have not withdrawn their consent to the inclusion in these Supplementary Listing Particulars of their name and references to them in the form and context in which they appear and have authorised the contents of their letter for the purposes of Regulations 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

24 General

(a) The costs and expenses of, and incidental to, the Global Offer including the cost of the application for listing, accountancy fees, the costs of printing and advertising the Global Offer, the fees and expenses of Lloyds TSB Registrars and the fees and commissions payable to the Joint Global Co-ordinators by the Company are estimated to amount to £13.7 million (US$25.7 million). The anticipated net cash proceeds after the deduction of these costs of the Global Offer accruing to the Company are £52.7 million (US$99.3 million).

(b) The Offer Price represents a premium of 120 pence over the nominal value of each Ordinary Share offered under the Global Offer.

(c) The financial information contained in these Supplementary Listing Particulars does not comprise the statutory accounts of any company within the meaning of section 240 of the Companies Act. For the nine months ended 30 April 2002, each of the years ended 30 April 2003 and 2004 and the nine months ended 31 January 2005, the financial statements of the Company were audited by PricewaterhouseCoopers LLP. All such financial statements received unqualified audit opinions and did not contain a statement under section 237(2) or (3) of the Act or its equivalent.

(e) There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

25 Documents Available for Inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days from the date of publication of these Supplementary Listing Particulars at the offices of Linklaters at One Silk Street, London EC2Y 8HQ:

(a) the existing memorandum and articles of association of the Company and the Articles to be adopted by the Company on Admission;

(b) the Accountants' Reports set out in Parts VI, VII, VIII, IX, X and XI of these Supplementary Listing Particulars;

(c) the Directors' service agreements and letters of appointment referred to in paragraph 9 above;

(d) the material contracts referred to in paragraph 13 above;

(e) the consent letters referred to in paragraph 23 above;

(f) the Price Range Listing Particulars;

(g) the supplementary listing particulars dated 6 May 2005, containing a turnover estimate by the Company for the Group for the year ended 30 April 2005;

(h) a copy of these Supplementary Listing Particulars, blacklined to show the changes made to the Price Range Listing Particulars, as approved by the UK Listing Authority on 29 April 2005;

(i) these Supplementary Listing Particulars;

(j) the rules of the following employee share schemes:

  (i) Micro Focus International Limited 2001 Share Purchase and Option Plan

  (ii) Micro Focus International plc Incentive Plan 2005

(k) the report entitled "Market Analysis - Worldwide Application Development and Deployment 2004 - 2008 Forecast and 2003 Vender Shares", IDC 31994, published by IDC in October 2004; and

(l) the report entitled "Market Analysis - Worldwide Web Services Software 2004 - 2008 Forecast: Cautious Adoption Continues," IDC 31079, published by IDC in April 2004.

12 May 2005

Definitions

The following definitions apply throughout these Supplementary Listing Particulars unless the context requires otherwise:

ABN AMRO Rothschild	the unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and N M Rothschild & Sons Limited
Accountants' Report	the financial reports relating to the Group, including the related notes thereto, set out in Parts VI, VII, VIII, IX, X and XI
Adjusted EBITDA	equivalent to operating profit before depreciation, amortisation and share-based compensation payments adjusted to account for the occurrence of non-recurring costs relating to the management fees paid to the current ultimate parent, redundancy and restructuring costs and other non-recurring costs
Admission	the admission to the Official List of the Ordinary Shares
APB	Accounting Principles Board
Articles	the new articles of association of the Company which will be in force from Admission
Board or Board of Directors	the board of directors of the Company
Bookrunners	UBS and Goldman Sachs International
Chairman	as at the date of these Supplementary Listing Particulars, Kevin Loosemore
Co-Lead Managers	JPMorgan Cazenove and ABN AMRO Rothschild
Combined Code	the principles of good governance and code of best practice prepared by the Committee on Corporate Governance, chaired by Sir Roland Hempel, published in June 1998, as amended in July 2003 as a result of the Higgs Report on the role and effectiveness on non-executive directors and the Smith Report on company audit committees, and appended to but not forming part of, the Listing Rules
Companies Act	the Companies Act 1985, as amended
Company or Micro Focus	except as otherwise herein stated, Micro Focus International plc
CREST	the system for the paperless settlement of trades in listed securities, of which CRESTCo. Limited is the operator
DB Zwirn	DB Zwirn Special Opportunities Fund and any other party to whom a lender under the loan document assigns any part of their commitment
the Demerger	the acquisition of the assets and liabilities and the related trade from MERANT on 10 August 2001
Director	a director of the Company
EBITDA	equivalent to operating profit before depreciation and amortisation
EDS	Electronic Data Systems Corporation
Exchange Act	the US Securities Exchange Act of 1934
Existing Ordinary Shares	except where the context otherwise requires the 7,660,440 Ordinary Shares to be sold by the Selling Shareholders as part of the Over-allotment Option

FRS	Financial Reporting Standard
GGC Administration	GGC Administration LLC
Global Offer	the offer of New Ordinary Shares and Existing Ordinary Shares to investors described in these Supplementary Listing Particulars the terms and conditions governing which are set out in Part XIII
Golden Gate	Golden Gate Capital and Golden Gate Funds
Golden Gate Funds	CCG Investments (BVI), LP, CCG Associates—QP, LLC, CCG GP Fund, LLC, CCG Investment Fund—AI, LP, CCG Associates—AI, LLC, CGG AV, LLC—Series A and CCG GP IRA Fund LLC
Golden Gate Group	Golden Gate, the Golden Gate Funds and their associates (as that term is defined in paragraph 3.13 of the Listing Rules)
Group	the Company and its subsidiaries
IAS	International Accounting Standards, as adopted for use in the EU
IDC	International Data Corporation
IFRS	International Financial Reporting Standards, expected to be applicable, insofar as this is currently known, to comparative information prepared for the inclusion in the first financial statements of the Group prepared in accordance with accounting standards, as adopted for use in the EU
Joint Global Co-ordinators	UBS and Goldman Sachs International
JPMorgan Cazenove	JPMorgan Cazenove Limited
Lawson	Lawson Software, Inc.
Listing Rules	the listing rules of the UK Listing Authority, made under Part VI of the Financial Services and Markets Act 2000
London Stock Exchange	London Stock Exchange plc
MERANT	MERANT plc
MFGH	Micro Focus Group Holdings
MFIHL	Micro Focus International Holdings Limited
MFIL	Micro Focus International Limited
MFIP	Micro Focus IP Limited
MFL	Micro Focus Limited
MF (US)	Micro Focus (US), Inc.
Microsoft	Microsoft Corporation
MISYS	MISYS Physician Systems, LLC
MMA	Mainframe Migration Alliance
MTC	Migration Transformation Consortium

New Ordinary Shares	51,069,602 new Ordinary Shares to be issued by the Company under the Global Offer
New Plan	the Micro Focus International plc Incentive Plan 2005
NIC	National Insurance Contributions
Offer Price	the price at which each New Ordinary Share is to be issued and each Existing Ordinary Share is to be sold under the Global Offer
Offer Shares	Ordinary Shares being offered by the Company and the Selling Shareholders
Official List	the official list of the UK Listing Authority
Operating Company	Micro Focus International Limited
Operating Group	Micro Focus International Limited and its subsidiaries
Ordinary Shares	Ordinary Shares of 10 pence each in the capital of the Company which includes both New Ordinary Shares and Existing Ordinary Shares
Over-allotment Option	the Over-allotment Option to be set out in the Underwriting Agreement and described in paragraph 12 in "Part XIV — Additional Information"
Over-allotment Shareholders	shareholders who have granted the Over-allotment Option as set out in the Underwriting Agreement and described in paragraph 12 in "Part XIV — Additional Information"
Parallax Capital	Parallax Capital Partners LLC
Price Range Listing Particulars	the price range listing particulars relating to the Company dated 29 April 2005
qualified institutional buyer or QIB	has the meaning as defined in Rule 144A under the Securities Act
Registrars	Lloyds TSB Registrars
Relationship Agreement	Agreement regulating the relationship between the Company and Golden Gate
Rule 144A	Rule 144A under the Securities Act
SEC	the US Securities and Exchange Commission
Securities Act	the US Securities Act of 1933
Selling Shareholders	those shareholders who, pursuant to the Underwriting Agreement, have agreed to sell Ordinary Shares in the Global Offer
SFAS	Statement of Financial Accounting Standard
Share Exchange	means the share-for-share exchange between the Company and the shareholders of Micro Focus International Limited, which will take place prior to and conditional upon Admission, as more particularly described in paragraph 4 of "Part XIV — Additional Information"

shareholder	a holder of Ordinary Shares
Sponsors	UBS and Goldman Sachs International
Supplementary Listing Particulars	this document
total contract value	equivalent to the licence fee and maintenance fee revenue to be generated by a contract over its term, including maintenance fee revenues which are deferred for accounting purposes
UBS or UBS Investment Bank	UBS Limited
UK GAAP	generally accepted accounting principles in the United Kingdom
UK Listing Authority	the Financial Services Authority, in its capacity as the competent authority under the Financial Services and Markets Act 2000 for admission of securities to the Official List
Underwriters	the Joint Global Co-ordinators and J. P. Morgan Securities Ltd. and ABN AMRO Rothschild
Underwriting Agreement	the Underwriting Agreement entered into on 29 April 2005 among, *inter alia*, the Company, the Directors, the Underwriters and the Selling Shareholders
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
US GAAP	generally accepted accounting principles in the United States
VSOE	vendor specific objective evidence
Wells Fargo Foothill or Wells Fargo	Wells Fargo Foothill, Inc.
Windows	Microsoft Windows

SCHEDULE OF AMENDMENTS MADE TO THE PRICE RANGE LISTING PARTICULARS

These Supplementary Listing Particulars consist of the text of the Price Range Listing Particulars, updated to take account of the determination of the Offer Price, the number of New Ordinary Shares to be issued in the Global Offer, the number of Existing Ordinary Shares to be sold by each of the Selling Shareholders, and certain other matters as described herein. The text has also been updated to take account of the supplementary listing particulars dated 6 May 2005, containing a turnover estimate by the Company for the Group for the year ended 30 April 2005.

The amendments made are summarised below. Investors should not, however, rely on summarised information set out below and should read the whole of this document.

GENERAL

References to these Listing Particulars have been changed to references to this document or these Supplementary Listing Particulars.

References to a price range, and to estimates based on an assumed mid-point of the price range, have been removed and replaced by references to an Offer Price and definite numbers based on that Offer Price.

SIGNIFICANT NEW INFORMATION

Introductory pages

In the paragraph entitled "Allocations and Pricing", the reference to the Joint Global Co-ordinators being due to determine the investors that can participate in the Global Offer, and the allocations of Ordinary Shares in the Global Offer, has been updated to show that the Joint Global Co-ordinators have determined such matters.

Global Offer Statistics

The Global Offer Statistics have been updated to reflect the Offer Price, the number of New Ordinary Shares being offered in the Global Offer, the number of Existing Ordinary Shares subject to the Over-allotment Option, the number of Ordinary Shares in issue immediately following the Global Offer, the net proceeds of the Global Offer receivable by the Company and the equity market capitalisation of the Company post Admission.

Expected Timetable of Principal Events

The timetable has been updated to delete events preceding the date of this document.

Key Information

Paragraph 3 entitled "Current Trading and Prospects" has been updated to reflect the adjustment to operating profit with respect to expenses in connection with the Global Offer and to include details of the turnover estimate from the Company for the Group for the year ended 30 April 2005.

Paragraph 5 entitled "Summary of the Global Offer" has been updated to include information on the final number of Ordinary Shares being offered.

Paragraph 8 entitled "Use of Proceeds" has been updated to reflect the estimated net proceeds to be received by the Company from the issue of New Ordinary Shares.

Paragraph 9 entitled "Lock-up Arrangements" has been updated to reflect the fact that the relevant undertakings from the Company, the Selling Shareholders and the Executive Directors have now been given, and the percentage of the issued Ordinary Share capital of the Company to be subject to these arrangements.

Part I - Risk Factors

This section has been updated to include information on the percentage of the Existing Ordinary Shares which will be held by Golden Gate following the Global Offer, and the dilution in the net tangible book value of the Ordinary Shares purchased in the Global Offer.

Part V - Operating and Financial Review and Prospects

The section has been updated to reflect the use of a constant exchange rate to calculate the percentage increase in turnover during the relevant period.

The paragraph entitled "Current Trading and Prospects" has been updated to reflect the adjustment to operating profit with respect to expenses in connection with the Global Offer and to include details of the turnover estimate from the Company for the Group for the year ended 30 April 2005.

Part VI - Accountants' Report under UK GAAP

The Accountants' Report under UK GAAP has been updated to the date of this document.

Part VII - Accountants' Report under IFRS

The Accountants' Report under IFRS has been updated to the date of this document.

Part VIII - Accountants' Report under UK GAAP for Micro Focus International plc

The Accountants' Report under UK GAAP for Micro Focus International plc has been updated to the date of this document.

Part IX - Accountants' Report under IFRS for Micro Focus International plc

The Accountants' Report under IFRS for Micro Focus International plc has been updated to the date of this document.

Part X - Pro Forma Financial Information under UK GAAP

The Pro Forma Financial Information under UK GAAP has been updated to the date of this document.

Part XI - Pro Forma Financial Information under IFRS

The Pro Forma Financial Information under IFRS has been updated to the date of this document.

Part XIII - The Global Offer and Related Matters

The paragraph entitled "Shares Subject to the Global Offer" has been updated to include information relating to the number of New Ordinary Shares and Existing Ordinary Shares being offered in the Global Offer solely pursuant to the Over-allotment Option, the net proceeds of the Global Offer and the underwriting commissions and other fees and expenses related to the Global Offer.

The paragraph entitled "Allocation and Pricing" has been updated to show that the Joint Global Co-ordinators have determined the investors that can participate in the Global Offer and the allocations of Ordinary Shares in the Global Offer.

The paragraph entitled "Over-allotment and Stabilisation" has been amended to include updated information relating to the number of Ordinary Shares subject to the Over-allotment Option.

The paragraph entitled "Lock-up Arrangements" has been amended to reflect the fact that the relevant undertakings from the Company, the Selling Shareholders and the Executive Directors have now been given, and to include updated information relating to the percentage of the Ordinary Share capital of the Company to be subject to orderly marketing arrangements.

Part XIV - Additional Information

Paragraph 3.2.2 (ii) has been updated to reflect the aggregate nominal amount up to which the Directors will be authorised to allot relevant securities in accordance with section 80 of the Companies Act.

Paragraph 3.2.2 (iii) has been updated to reflect the aggregate nominal amount up to which the Directors will be empowered pursuant to section 95 of the Companies Act to allot equity securities.

A new paragraph 3.2.2 has been inserted to reflect the fact a written resolution was passed by the Company on 11 May 2005.

Paragraph 3.5 has been updated to show the authorised and issued share capital of the Company at the date of this document.

Paragraph 3.6 has been updated to show the number and amount of Ordinary Shares which will be in issue following Admission.

Paragraph 8.3 has been updated to show the number of Ordinary Shares that will be beneficially owned by the Directors, and as a percentage of the issued Ordinary Share capital, following Admission.

Paragraph 8.4 has been updated to show the aggregate beneficial interests of the Directors (as a percentage of issued Ordinary Share capital) following Admission.

Paragraph 10 entitled "Principal Shareholders" has been updated to show the number of Ordinary Shares that will be owned by the principal shareholders, and as a percentage of the issued Ordinary Share capital, following Admission.

Paragraph 24 entitled "General" has been updated to show the estimated fees and commissions payable to the Joint Global Co-ordinators, the approximate net cash proceeds to the Company from the Global Offer, and the final premium represented by the Offer Price over the nominal value of each Ordinary Share.

At the end of the section, the date of the document has been stated as 12 May 2005, which is the date of these Supplementary Listing Particulars.

Definitions

The term "Co-Manager" has been changed to "Co-Lead Manager".

The definition of "Existing Ordinary Shares" has been amended to include the number of Ordinary Shares which the Selling Shareholders are to sell in the Global Offer.

The definition of "Listing Particulars" has been changed to "Supplementary Listing Particulars".

The definition of "New Ordinary Shares" has been amended to include the number of new Ordinary Shares to be allotted and issued by the Company pursuant to the Global Offer.

The definition of "Price Range" has been deleted.

A new definition of "Price Range Listing Particulars" has been inserted.

The definition of "Underwriting Agreement" has been amended to reflect the date the Underwriting Agreement was entered into.

Glossary

The following explanations of terms commonly used in the information technology industry are provided herein to aid in the understanding of Micro Focus' business:

application	a program or group of programs designed for End-Users. Applications software (also known as "End-User programs") includes database programs, word processors, and spreadsheets whereas systems software consists of low-level programs that interact with the computer at a very basic level
architecture	the design of a computer system; it sets the standard for all devices that connect to it and all the software that runs on it; it is based on the type of programs that will run (e.g., business, scientific) and the number of them run concurrently; a system's Architecture will specify how much memory is needed and how it is managed (e.g., memory protection, virtual memory, virtual machine) an "open" architecture allows a system to be connected easily to devices and programs made by other manufacturers; open architectures use off-the-shelf components and conform to approved standards; a system with a "closed" architecture, on the other hand, is one whose design is proprietary, making it difficult to connect the system to other systems; architectures include, for example, .NET, J2EE and XML
batch processing	see Transaction Processing
bit	short for "binary digit"; the smallest unit of information on a computer; computers are often classified by the number of bits they can process at one time or by the number of bits they use to represent addresses; for example, classifying a computer as 32-bit might mean that its data registers are 32-bits wide or that it uses 32-bits to identify each address in its memory
COBOL	acronym for Common Business Oriented Language; COBOL is the second-oldest high-level programming language; it is particularly popular for business applications that run on large computers
code	written computer instructions
computer system	Computer System refers to the hardware and software components that run a computer or computers
debug	to find and remove errors (also known as "bugs") from applications software. Bugs occur in programs when a line of code or other basic instruction conflicts with other elements of the code
deploy	to install, test and implement a computer system or application; the term can be used to refer to any installation and testing, such as setting up a new network in an enterprise or implementing a new application over a distributed computing network

end-user	any individual who runs an application on a computer
environment	the state of a computer, usually determined by the programs running and basic hardware and software characteristics; for example, "running a program in a UNIX environment" means running a program on a computer that uses the UNIX operating system
execute	see Run
legacy application	an application in which a company or organisation has invested considerable time and money; typically, Legacy Applications are database management systems; it is important that new software products have the ability to work with Legacy Applications, or at least be able to import data from them
mainframe	a very large computer capable of supporting hundreds, or even thousands, of users simultaneously
middleware	software that connects two otherwise separate applications; there are a number of middleware products that link database systems to web servers; examples include MQ Series and CICS Transaction Gateway; this allows users to request data from the database using forms displayed on a web browser, and it in turn enables the web server to return dynamic web pages based on the user's requests and profile
migration	a change from one hardware or software technology to another
MIPS	acronym for "million instructions per second"; an old measure of a computer's speed and power, MIPS measures the approximate number of machine instructions that a computer system can execute in one second
network	a group of two or more computer systems linked together
open source	software that is created by a development community rather than a single provider; typically programmed by volunteers from many organisations, the source code of open source software is free and available to anyone who would like to use it or modify it for their own purposes; this allows an organisation to add a feature itself rather than hope that the vendor of a proprietary product will implement its suggestion in a subsequent release
operating system	see Platform
platform	the underlying hardware or software for a system defining a standard around which a computer system can be developed; the term is often used as a synonym of operating system. Examples of contemporary platforms include Windows, UNIX and Linux
program	an organised list of instructions that, when executed, cause a computer system to behave in a predetermined manner; there are many programming languages, including C, C++, Pascal, BASIC, FORTRAN, COBOL, and LISP
run	to execute a program, or to operate; for example, a device that is running is one that is turned on and operating properly

service-oriented architecture	an architecture in which all functions, or services, are defined using a description language and have invocable interfaces that can be called to perform business processes; the infrastructure components that determine the communication system do not affect these interfaces. Interfaces are platform-independent, so a client can use the service from any device using any operating system in any language
systems integrator	an individual or company that specialises in building complete computer systems by putting together components from different sources systems integrators typically do not produce any original code but do enable users to use off-the-shelf hardware and software packages to meet their computing needs; examples of Systems Integrators include Accenture, CSC and EDS
transaction processing	a type of computer processing in which the computer responds immediately to user's requests; each request is considered to be a transaction; the opposite of transaction processing is batch processing, in which a batch of requests is stored and then executed all at the same time; transaction processing requires interaction with a user, whereas batch processing can take place without a user being present
user	any individual who uses a computer
web services	used primarily as a means for businesses to communicate with each other and with clients, web services allow organisations to communicate data without detailed knowledge of or contact with each other's information technology systems

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Legacy technology assets are difficult to integrate with one another or with other technologies and lack the flexibility needed to adapt to changing business requirements. In addition, their maintenance has represented a significant fixed cost and many organizations are now looking to re-use rather than replace their legacy assets.

Micro Focus innovative software enables its customers to continue to use and extract value from investments in existing information technology infrastructure (i.e., "legacy" assets), including people and processes.

Micro Focus Leverage and Extend solution is designed to increase the productivity of application developers by permitting those developers to use a Windows-based environment to efficiently manage and automate large, complex programming tasks.

By using the internet and contemporary architectures, this solution also allows Micro Focus customers to provide new internal and external user communities with access to critical legacy applications and services residing on older platforms.

Micro Focus Lift and Shift solution allows organisations to migrate legacy applications by providing a mainframe compatible environment on Windows, UNIX and Linux.


MICRO®
FOCUS


MICRO
FOCUS

United Kingdom
The Lawn
22-23 Old Bath Road
Newbury, Berkshire
UK, RG14 1QN
Tel: +44 (0)1635 32646
Fax: +44 (0)1635 33966

United States
9420 Key West Avenue
Rockville MD 20850
USA
Tel: +(1) 800 872 6265
Tel: +(1) 301 838 5000
Fax: +(1) 301 838 5432

A copy of this document, which comprises Supplementary Listing Particulars (the "Supplementary Listing Particulars") relating to Micro Focus International plc ("Micro Focus" or the "Company") prepared in accordance with the Listing Rules made under Part VI of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority for all of the Ordinary Shares of the Company to be admitted to the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on its market for listed securities. In the Global Offer, assuming the Offer Price at the mid-point of the Price Range and the completion of the Share Exchange, 39,774,020 New Ordinary Shares are being offered by the Company and 7,239,552 Existing Ordinary Shares are being offered by the Selling Shareholders (assuming no exercise of the Over-allotment Option). It is expected that admission of the Ordinary Shares to the Official List will become effective, and that dealings in the Ordinary Shares will commence, at 8:00 a.m. on 17 May 2005. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned.

The Directors of the Company, whose names appear on page 10 of the price range Listing Particulars dated 29 April 2005 (the "Price Range Listing Particulars"), accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

FOR A DISCUSSION OF RISKS AND FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE ORDINARY SHARES, PLEASE SEE "PART I — RISK FACTORS" BEGINNING ON PAGE 20 OF THE PRICE RANGE LISTING PARTICULARS.


MICRO
FOCUS

Micro Focus International plc

(Incorporated under the Companies Act 1985 and registered in England and Wales with Registered No. 5134647)

Supplementary Listing Particulars

Global Offer of up to 59,757,408 Ordinary Shares of 10 pence each at a price expected to be between 145 pence and 185 pence per Ordinary Share

and

admission to the Official List and trading on the London Stock Exchange

Joint Global Co-ordinators, Bookrunners and Sponsors

UBS Investment Bank **Goldman Sachs International**

Co-Managers

JPMorgan Cazenove **ABN AMRO Rothschild**

Expected share capital immediately following Admission assuming an Offer Price at the mid-point of the Price Range and the completion of the Share Exchange:

Authorised			Issued	
Number	Amount		Number	Amount
2,500,000,000	£250,000,000	Ordinary Shares of 10 pence each	188,054,288	£18,805,428

No Ordinary Shares have been marketed to, nor are available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with Admission. These Supplementary Listing Particulars do not constitute an offer or invitation to any such person to subscribe for or purchase any securities in the Company.

In connection with the Global Offer, Goldman Sachs International, as stabilising manager, may over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares or other securities of the Company at a level higher than that which might otherwise prevail for a limited time after the issue date. However, there is no obligation on Goldman Sachs International to do this. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Goldman Sachs International does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

The New Ordinary Shares to be issued pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with each other and with all Existing Ordinary Shares and will rank in full for all dividends and other distributions thereafter declared, made or paid in respect of the Ordinary Shares. The Global Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of paragraph 6 of the Public Offers of Securities Regulations 1995 or paragraph 1 of Schedule 11 to the Financial Services and Markets Act 2000. No action has been taken to permit a public offering of the Ordinary Shares.

The Joint Global Co-ordinators are acting for the Company and no one else in connection with the Global Offer. They will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Global Offer.

Prospective investors should rely only on the information in the Price Range Listing Particulars and this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The Company will comply with its obligations to publish further supplementary Listing Particulars containing updated information required by law or by any regulatory authority but assumes no further obligations to publish additional information.

The Ordinary Shares offered in the Global Offer have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States or under the applicable securities laws of Australia or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered or sold within the United States, Australia or Japan or to or for the account or benefit of any national, resident or citizen of Australia or Japan. The Ordinary Shares may be offered and sold within the United States only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of section 5 of the Securities Act provided by Rule 144A. Ordinary Shares are being offered and sold outside the United States in accordance with Regulation S under the Securities Act. For a description of these and certain further restrictions on offers, sales and transfers of the Ordinary Shares and the distribution of this document and the Price Range Listing Particulars, please see "Part XIV — Additional Information" of the Price Range Listing Particulars.

Neither this document nor the Price Range Listing Particulars constitute an offer of, or the solicitation of an offer to subscribe for or buy, any Ordinary Shares to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Ordinary Shares have not been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority nor have such authorities passed upon or endorsed the merits of the offering of the Ordinary Shares or the accuracy or adequacy of this document or the Price Range Listing Particulars. Any representation to the contrary is a criminal offence in the United States.

The offering of Ordinary Shares in the United States will be made by the respective affiliates of the Joint Global Co-ordinators who are broker-dealers registered under the Exchange Act to qualified institutional buyers in reliance upon Rule 144A under the Securities Act, or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The distribution of this document and the Price Range Listing Particulars in certain jurisdictions may be restricted by law and therefore persons into whose possession this document or the Price Range Listing Particulars comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Ordinary Shares are not transferable except in accordance with, and the distribution of this document and the Price Range Listing Particulars is subject to, the restrictions set out in paragraphs 17 and 18 of "Part XIV — Additional Information" of the Price Range Listing Particulars.

The contents of these Supplementary Listing Particulars are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

Notice To New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice to Canadian Investors

The Ordinary Shares have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Ordinary Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to "Part XIV — Additional Information" of the Price Range Listing Particulars and Ontario purchasers in particular should refer to the subsection entitled "Statutory rights of action (Ontario purchasers)". The Offer Price, financial statements and certain other financial information are disclosed in pounds sterling. On 5 May 2005, being the latest practicable date prior to the publication of these Supplemental Listing Particulars, £1.00 = Cdn$2.3710, based on the Bank of Canada noon exchange rate.

Forward-Looking Statements

Certain statements contained in the Price Range Listing Particulars, including those under the captions "Key Information", "Business of Micro Focus", "Operating and Financial Review and Prospects" and "Risk Factors" constitute "forward-looking statements". The turnover estimate included in these Supplementary Listing Particulars is a forward-looking statement. This forward-looking statement involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The turnover estimate speaks only as at the date of these Supplementary Listing Particulars. Except as required by the UK Listing Authority, the London Stock Exchange or by law, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Currency and Financial Presentation

Unless otherwise indicated, all references in these Supplementary Listing Particulars to "US dollars", "US$", or "$" are to the lawful currency of the United States and references to "Cdn$" are to the lawful currency of Canada. The Company prepares its financial statements in US dollars.

Unless otherwise indicated, financial information in these Supplementary Listing Particulars has been prepared in accordance with UK GAAP.

No Incorporation of Micro Focus' Website

The contents of Micro Focus' website, including any information which is available via hyperlinkage, do not form part of these Supplementary Listing Particulars.

Defined Terms

Unless otherwise defined in these Supplementary Listing Particulars, all capitalized terms shall have the meaning given to them in the Price Range Listing Particulars.

SUPPLEMENTAL INFORMATION

This document is supplemental to and must be read in conjunction with the Price Range Listing Particulars, copies of which are available at the addresses set out in paragraphs 4 and 5 of these Supplementary Listing Particulars. This document updates and supplements certain information set out in the Price Range Listing Particulars reflecting the financial performance of Micro Focus International Limited (the "Operating Company") and its subsidiaries (collectively, the "Operating Group") up to and including the nine month period ended 31 January 2005. This document is being issued solely to reflect the Directors' estimate of turnover for the Operating Group for the financial year ended 30 April 2005.

1. Turnover Estimate

On the basis of preparation set out below, the Directors of Micro Focus estimate that for the financial year ended 30 April 2005 turnover for the Operating Group will be approximately US$150.6 million.

The estimated turnover for the financial year ended 30 April 2005 represents estimated growth of 19.3 per cent. over the audited turnover of US$126.3 million for the financial year ended 30 April 2004.

Basis of preparation

The Directors' estimate of turnover for the year ended 30 April 2005 is based on the audited turnover of US$110.5 million for the nine months ended 31 January 2005, as shown in "Part VI—Accountants Report under UK GAAP" of the Price Range Listing Particulars and the unaudited turnover of US$40.1 million shown in the accounting records of the Operating Company for the three months ended 30 April 2005. The estimate has been prepared in accordance with UK GAAP using the accounting policies of the Operating Group, described in "Part VI—Accountants Report under UK GAAP" of the Price Range Listing Particulars.

2. Consents

The Joint Global Co-ordinators have given and have not withdrawn their written consent to the inclusion in this document of their names and references to them in the form and context in which they appear.

3. Significant Change

Except as otherwise disclosed herein, there has been no significant change and no significant new matter has arisen since the publication of the Price Range Listing Particulars on 29 April 2005.

4. Documents Available for Inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days from the date of publication of these Supplementary Listing Particulars at the offices of Linklaters, One Silk Street, London EC2Y 8HQ:

(a) these Supplementary Listing Particulars; and

(b) each of the documents specified in paragraph 25 of "Part XIV—Additional Information" of the Price Range Listing Particulars.

5. Availability of Document

Copies of these Supplementary Listing Particulars and the Price Range Listing Particulars are available for inspection at the Document Viewing Facility of the UK Listing Authority at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and are available for collection, free of charge, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including 17 May 2005 from the registered office of Micro Focus at The Lawn, 22-23 Old Bath Road, Newbury, Berkshire RG14 1QN.

6 May 2005

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RECEIVED
2005 MAR -1 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Micro Focus Tel: +44 (0)1635 32646
Tony Hill Chief Executive Officer
Richard Lloyd Chief Financial Officer
Michael Kearney Director, Investor Relations

Financial Dynamics Tel: +44 (0)20 7831 3113
Giles Sanderson
Harriet Keen
Cass Helstrip

Micro Focus International plc

Preliminary results for the twelve months to 30 April 2005

Turnover growth of 19% and profit before tax up 24%

London, UK, July 1, 2005 - Micro Focus International plc ("Micro Focus" or "the Company"; LSE MCRO.L), Unlocking the Value of Legacy™, the software company, announces its maiden preliminary results as a listed company for the year to 30 April 2005. Micro Focus listed on the main market of the London Stock Exchange on 17 May 2005 ("the IPO").

The Company acquired the entire issued share capital of Micro Focus International Limited ("the Operating Company") on 17 May 2005, immediately prior to the IPO. The results published herein show the consolidated performance of the Operating Company and its subsidiaries (together with the Company, "the Group") for the year to 30 April 2005 and the turnover achieved for the year is in line with the estimate published in the supplementary listing particulars dated 6 and 12 May 2005 and issued by the Company in connection with the IPO. The Company did not trade prior to 30 April 2005 and therefore only its balance sheet and cash flow statements are included below.

Key highlights

- Turnover increased 19.3% to US$150.6m (2004: US$126.3m)
- Turnover increased 15% at constant currency
- EBITDA increased 35.0% to US$41.7m (2004: US$30.9m) and adjusted EBITDA increased 45.7% to US$48.7m (2004: US$33.5m)*
- Profit on ordinary activities before tax increased 23.6% to US$27.7m (2004: US$22.0m)
- Basic earnings per share increased 21.8% to 11.91c (2004: 9.78c)
- Successful IPO in May 2005
- John Browett appointed as a Non-executive Director with effect from 1 July 2005

Commenting on the results, Tony Hill, Chief Executive Officer of Micro Focus, said:

"We are pleased to announce a strong set of full-year results, building on the substantial revenue and operating profit growth the Company has achieved since its independence in August 2001. We believe this financial performance is further endorsement of our technology leadership and our strong and growing network of business partners.

As companies around the world seek to reduce operating cost and become more agile, so they are increasingly looking to exploit their investment in legacy IT assets. By helping our customers manage legacy more effectively and drive reuse within contemporary contexts, Micro Focus unlocks business value. Moreover, our evolutionary approach comes with much less risk than alternative strategies based on wholesale system replacement.

press release

Our business model is continuing to prove its value. In recent months we have achieved greater penetration of our target markets and, following the IPO and the repayment of debt, we are financially well positioned to maintain profitable growth and generate cash. The Company continues to make good progress and is well positioned for continued growth in the year ahead."

*Details of the reconciliation of operating profit to adjusted EBITDA is provided in the preliminary results

Operating and Financial Review

We are delighted to announce a strong set of maiden preliminary results as a listed company following our successful IPO in May 2005.

The Micro Focus business traces its origins back to 1976. Micro Focus Group plc which was founded in 1983 and had its ordinary shares listed on the London Stock Exchange and American Depositary Receipts quoted on NASDAQ, purchased Intersolv, Inc. in a share-for-share exchange offer in 1998 and the combined entity was named MERANT plc ("MERANT"). In August 2001 following a strategic decision by MERANT to refocus its business, MERANT sold the operations that form the Operating Company to Golden Gate Capital, a US-based private equity fund. Since that time, we have refocused the business on legacy development and deployment, what we describe as "unlocking the value of legacy", a strategy which has formed the basis of our success over the past four years.

Results of Operations

On 17 May 2005 (immediately prior to the IPO) the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company. The results presented herein for the twelve months to 30 April 2005 therefore represent trading of the Operating Company.

Turnover

Turnover for the year ended 30 April 2005 increased by 19.3 per cent to US$150.6 million from US$126.3 million for the year ended 30 April 2004 and was in line with the estimate published in the supplementary listing particulars dated 6 and 12 May 2005 and issued by the Company in connection with the IPO. Even after removing the impact of currency fluctuations on turnover during the year, turnover increased by 15 per cent.

	Year ended 30 April			
	2004		2005	
	(US $'000)	(per cent)	(US $'000)	(per cent)
Licence Fees	64,221	50.9	79,860	53.0
Maintenance Fees	57,980	45.9	66,705	44.3
Consultancy Fees	4,077	3.2	4,080	2.7
Total turnover	**126,268**	**100.0**	**150,645**	**100.0**

Licence fees

Licence fees increased 24.4 per cent on the previous year, principally due to increased volumes of licence sales, particularly in North America, as a result of Micro Focus' efforts to leverage its partners' distribution networks. Within licence sales, the proportion of turnover generated from sales of deployment software, particularly with respect to the UNIX platform, continued to increase, partially driven by the overall industry trend towards the use of service oriented architectures and web services frameworks.

Maintenance fees
Maintenance fees increased 15.0 per cent on the previous year, driven by increasing licence sales during the year ended 30 April 2005, as well as maintenance renewal fees for licences sold during the prior financial year.

Consultancy fees
Consultancy fees during the year continued to decrease as a percentage of total turnover, in line with the Company's overall strategy of minimising the provision of consultancy services.

Cost of sales
Cost of sales for the year ended 30 April 2005 decreased by 23.6 per cent to US$6.3 million from US$8.3 million for the year ended 30 April 2004. The decrease in cost of sales was principally driven by a reduction in headcount as a result of the Company's implementation of its partner centric approach towards customer support and a reduction in the level of consulting and training services provided during the year. This has been a significant focus for the Board and reflects Micro Focus' continued focus on being a nearly pure software business.

Operating profit
Operating profit for the year ended 30 April 2005 increased by 42.3 per cent to US$35.9 million from US$25.2 million for the year ended 30 April 2004. This increase reflects the significant economies of scale in our cost structure against substantial growth in revenues.

EBITDA and Adjusted EBITDA
The Board, in common with most software companies, pay particular attention to EBITDA and adjusted EBITDA as two key measures of performance. These are calculated as follows:

	Year ended April 30 2004 $ '000	Year ended April 30 2005 $ '000
Operating profit	25,239	35,924
- Depreciation	1,849	1,962
- Amortisation	3,769	3,769
Earnings before interest tax depreciation and amortisation (EBITDA)	30,857	41,655
Share based compensation	840	3,581
Non recurring costs		
- Management charges	1,200	1,200
- Reorganisation costs	-	2,302
- Redundancy costs	562	-
Adjusted EBITDA	33,459	48,738

EBITDA increased by 35.0 per cent and adjusted EBITDA increased by 45.7 per cent over the previous year.

Tax on profit on ordinary activities
Tax on profit on ordinary activities for the year ended 30 April 2005 increased to US$10.1 million from US$7.8 million for the year ended 30 April 2004. The increase is principally attributable to increased taxes due to increased profitability, both in the United Kingdom and abroad, during the year, partially offset by a decrease in deferred taxes.

Profit after tax
Profit on ordinary activities after tax for the year ended 30 April 2005 increased by 23.3 per cent to US$17.5 million from US$14.2 million for the year ended 30 April 2004.

Dividends

The Board intends to adopt a progressive dividend policy reflecting the long-term earnings and cashflow potential of Micro Focus whilst targeting an initial level of dividend cover for the full financial year ended 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis.

Cashflow

For the financial year ended 30 April 2005, the Operating Company generated a net cash inflow from operating activities of US$46.4 million (2004: US$31.7 million). The increase in net cash inflow was driven by improved operating performance, specifically through increased sales of software and the effective management of our working capital.

Going forward, the Company anticipates that its principal source of cash from operating activities will continue to be generated by software licence and maintenance fees.

The strong cash flow, together with the funds generated from the IPO (US$122 million), enabled us to pay off the outstanding loans.

Our Business

The need for companies to increase their agility while, at the same time, reducing costs and minimising risk has led many to look for ways to capitalise on their investment in legacy technology. As much as 80% of an organisation's software budget may be used to maintain and operate legacy applications which have traditionally been too inflexible to integrate with one another or with newer technologies. The lower cost of contemporary platforms combined with technical advances, such as security, flexibility and scalability, and the emergence of enabling technologies, such as web services and service-oriented architectures, has driven many organisations to look for ways to re-use their legacy investments. And it should be borne in mind that such legacy assets might be as little as five years old.

Organisations seeking to modernise their IT infrastructure broadly have the following alternatives:

- Improve the development infrastructure for their current applications and platforms by increasing developer productivity and lowering development costs. We refer to this as Leverage & Extend;

- Extend critical legacy applications and services on current platforms to new internal and external user communities by using the internet and contemporary architectures, also part of Leverage & Extend;

- Move legacy applications from current high cost or end-of-life platforms, such as the mainframe, to more contemporary, open and flexible platforms such as Windows, Unix and Linux. We refer to this as Lift & Shift; and

- Replace legacy applications on mainframes with new packages or new custom-built applications which run on more contemporary, open and flexible platforms, such as Windows, Unix and Linux, often referred to in the industry as Rip and Replace.

Our legacy application development and deployment software enables our customers to improve their development infrastructure, to extend legacy applications to new users and to move them to contemporary platforms. We believe that the high costs and risks associated with large-scale replacement projects are rarely viable in today's climate of tight cost and risk management and are, in most instances, unnecessary.

Customers and Partners

Our expertise, developed over 30 years, with a strong record of technology innovation in legacy development and deployment solutions has resulted in more than one million

licensed users of our software around the world. Our customers include more than 70 of the Fortune Global 100 companies. They include companies which operate in a wide range of industry sectors, including financial services, insurance and government, of varying sizes and over a wide geographic area. Approximately 49% of our turnover is derived from North America, 38% from Europe and the Middle East, and 13% from the rest of the world. No single customer dominates. Because our products are deeply integrated into our customers' core IT systems, we have been able to create and maintain long-term relationships with them.

We sell our software through three channels:

- Direct customers buy our software to maintain and operate core legacy business applications and pay licence and maintenance fees direct to us;
- Indirect customers buy our software and pay licence and maintenance fees through packaged application providers and systems integrators; and
- Resellers sell Micro Focus software in geographic areas where Micro Focus does not have a presence.

We have developed a strong platform, technology, service and application partner ecosystem to expand our ability to develop, market and distribute our products, and to further support our customers' legacy modernisation initiatives. For example:

- Micro Focus is a member of the IBM Advanced Partnerworld program. We are a Microsoft Gold Certified Partner and a premier member of Microsoft's Visual Studio Industry Partner program. In 2004, we jointly announced the formation of the Mainframe Migration Alliance with Microsoft;
- We founded the Migration and Transformation Consortium, a global network of companies which specialises in modernising legacy systems with a combination of our software, specialist technology and legacy expertise;
- Many systems integrators such as EDS, Accenture and CSC work with us to provide migration and deployment services which use our Lift & Shift software to minimise the risk of moving to a contemporary platform; and
- Our application partners offer a range of packaged applications which feature the latest technology innovations and which can be implemented across a wide range of mainframe and contemporary platforms.

Long-term customer relationships have resulted in a relatively stable stream of revenue from recurring maintenance fees, as well as from licence fees from packaged application providers.

Strategy

Our objective is to be the leading global provider of legacy development and deployment software. We believe we will achieve this with the strategies outlined below.

We will endeavour to strengthen relationships with existing customers by promoting our complementary Leverage & Extend and Lift & Shift solutions. We believe that opportunities also exist to help systems integrators develop and deploy their own legacy applications.

The market for mainframe migration is expanding rapidly. We have been involved in more than 20 Lift & Shift projects since we launched the software in April 2004. We aim to increase awareness of this product through marketing and by establishing alliances with large systems integrators, and software and hardware vendors, including members

of the Mainframe Migration Alliance. The increasing level of interest from customers and the growth in the average size of projects is, we believe, evidence that the market for mainframe migration continues to grow.

We aim to increase indirect sales through packaged applications providers, systems integrators and resellers by strengthening existing relationships with key industry players, such as Accenture, EDS and CSC, and by developing new relationships with other industry leaders. We intend to continue to focus on selling software licences, and the associated maintenance, and to rely on our systems integrator partners for professional services.

We will endeavour to continue to develop innovative technology and we will further invest in expanding the features and functionality of our technology and products. We intend to maintain a leading position in our market for legacy application development and deployment software by co-operating with our partners to expand the coverage of our technologies and products.

We will pursue selected technology-based acquisitions to take advantage of the growing mainframe migration market. This will enable us to ensure that our technologies cover all the necessary legacy and contemporary architectures, platforms and applications. Any acquisition will be incremental and will be selected to supplement existing products and to expand our customer base.

Our Board and people

Prior to the IPO, the Board was strengthened with the appointment of Kevin Loosemore as Non-executive Chairman and David Maloney as a Non-executive Director. Mr Loosemore has more than 20 years experience in the information technology and communications industries in which he has held senior roles including Chief Operating Officer of Cable & Wireless plc until 31 March 2005, President, Motorola Europe, Middle East and Africa and Chief Executive of IBM UK. Mr Maloney is a Non-executive Director of Virgin Mobile Holdings (UK) plc and was previously Chief Financial Officer of Le Meridien Hotels and Resorts and of Thomson Travel Group and Preussag Airlines, as well as Group Finance Director of Avis Europe plc.

In addition, we are pleased to announce today the appointment of John Browett, Operations Director - UK for Tesco, as a Non-executive Director with immediate effect. Further details regarding this appointment have been announced separately today.

We are grateful to all our employees, for their energy, commitment and contribution during the past year, which has been a time of immense change and demanding deadlines.

Outlook

We are pleased to announce a strong set of full-year results, building on the substantial revenue and operating margin growth the Group has achieved since its independence in August 2001. We believe this financial performance is further endorsement of our technology leadership and our strong and growing network of business partners.

As companies around the world seek to reduce operating cost and become more agile, so they are increasingly looking to exploit their investment in legacy IT assets. By helping our customers manage legacy more effectively and drive reuse within contemporary contexts, Micro Focus unlocks business value. Moreover, our evolutionary approach comes with much less risk than alternative strategies based on wholesale system replacement.

Our business model is continuing to prove its value. In recent months we have achieved greater penetration of our target markets and, following the IPO and the repayment of loans, we are financially well positioned to maintain profitable growth and generate cash. The Company continues to make good progress and is well positioned for continued growth in the year ahead.

Certain statements in this announcement are "forward-looking statements". The forward looking statements can be identified by the use of forward-looking terminology including the terms 'believes', 'plans', 'projects', 'targets', 'aims', 'would', 'could', 'anticipates', 'expects', 'intends', 'may' or 'will' and include statements that the Company makes concerning the intended results of its strategy. The Company's actual results may differ materially from those predicted by the forward-looking statements. Subject to any obligations under the listing rules of the UK Financial Services Authority, the Company undertakes no obligation to update publicly or revise forward-looking statements, except as required by law. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

Micro Focus International plc
Balance sheet as at 30 April 2005

	2005
	$
Current assets	
Cash	2
Debtors	95,354
Net current assets	95,356
Total assets less current liabilities	95,356
Net assets	95,356
Capital and reserves	
Called up share capital	95,356
Equity shareholder's funds	95,356

Micro Focus International plc
Cash flow statement for the period ended 30 April 2005

	Period from 21 May 2004 to 30 April 2005
	$
Financing	
Issue of ordinary share capital	2
Net cash inflow from financing	2
Increase in net cash	2
Cash at 30 April 2005	2

Notes

1) The Company did not trade during the period from formation to 30 April 2005

2) Post balance sheet events

On 17 May 2005 (immediately prior to the IPO) the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company. On 17 May 2005, 51,069,602 new ordinary shares in the capital of the Company were issued to institutional investors in the IPO and these shares, as well as the Company's existing ordinary shares, were admitted to the Official List and to the London Stock Exchange to be traded on its market for listed securities. The 50,000 redeemable preference shares in issue immediately before the IPO were redeemed and then sub-divided and reclassified into ordinary shares of 10p each by the Company after the IPO.

Micro Focus International Limited
Consolidated profit and loss account for the year ended 30 April 2005

	Notes	2005 $'000	2004 $'000
Turnover		150,645	126,268
Cost of sales		(6,327)	(8,279)
Gross profit		144,318	117,989
Selling and distribution costs		(48,106)	(39,697)
Research and development		(23,407)	(22,350)
Amortisation of goodwill		(3,769)	(3,769)
Share-based compensation payments		(3,581)	(840)
Reorganisation costs		(2,302)	-
Other administrative expenses		(27,229)	(26,094)
Total administrative expenses		(36,881)	(30,703)
Operating profit		35,924	25,239
Net interest payable		(8,274)	(3,233)
Profit on ordinary activities before taxation		27,650	22,006
Tax on profit on ordinary activities		(10,101)	(7,771)
Profit for the financial year		17,549	14,235
Dividends		(78,800)	(28,450)
Accumulated loss for the financial year		(61,251)	(14,215)
Earnings per ordinary share			
-Basic	5	11.91c	9.78c
-Diluted		11.66c	9.49c

Micro Focus International Limited
Consolidated balance sheet as at 30 April 2005

	Notes	2005 $'000	2004 $'000
Fixed assets			
Intangible assets		38,635	42,404
Tangible assets		3,667	4,115
		42,302	46,519
Current assets			
Stock		350	312
Debtors		50,245	37,925
Deferred tax asset		3,722	5,998
Investments		8,313	7,166
Cash at bank and in hand		24,557	17,254
		87,187	68,655
Creditors – Amounts falling due within one year		(91,174)	(73,654)
Net current liabilities		(3,987)	(4,999)
Total assets less current liabilities		38,315	41,520
Creditors – Amounts falling due after more than one year		(110,298)	(55,517)
Net liabilities		(71,983)	(13,997)
Capital and reserves			
Called up share capital		-	1
Share premium account		3,376	2,946
Profit and loss reserve (deficit)		(75,190)	(17,062)
Other reserves		(169)	118
Total shareholders' deficit	3	(71,983)	(13,997)

Micro Focus International Limited
Consolidated cash flow statements for the year ended 30 April 2005

	Notes	2005 $'000	2004 $'000
Net cash inflow from operating activities	2	46,380	31,726
Returns on investments and servicing of finance			
Interest received		382	141
Interest paid		(5,274)	(3,160)
Issue costs of new bank loan		(2,959)	-
Interest element of finance lease payments		(19)	-
Net cash outflow from returns on investments and servicing of finance		(7,870)	(3,019)
Taxation		(2,368)	(2,417)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,360)	(1,207)
Proceeds on disposal of tangible fixed assets		23	-
Net cash outflow for capital expenditure and financial investment		(1,337)	(1,207)
Equity dividends paid to shareholders		(78,800)	(28,450)
Net cash outflow before use of liquid resources and financing		(43,995)	(3,367)
Management of liquid resources			
(Increase)/reduction in short-term deposits with banks		(1,147)	(6,440)
Net cash (outflow)/inflow from the management of liquid resources		(1,147)	(6,440)
Financing			
Issue of ordinary share capital		505	7
Capital element of finance lease payments		(42)	-
Increase in borrowings		50,500	15,550
Net cash inflow from financing		50,963	15,557
Increase in net cash		5,821	5,750

Notes

1) Basis For Preparation

The figures and financial information for the years ended 30 April 2005 and 2004 do not constitute the statutory financial statements. Financial statements for the year ended 30 April 2004 have been prepared and included the auditor's report, which was unqualified. Final statements for the year end 30 April 2005 are expected to be distributed during August 2005 and will be available from the registered office of the company.

The Company anticipates releasing yearly and half-yearly results as required under applicable regulations.

Copies of this announcement are available for the Company Secretary at the registered offices of the Company, which is, The Lawn, 22-30 Old Bath Road Newbury, RG14 1QN, Berkshire. The announcement was approved by the Board on 29 June 2005.

2) Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

Continuing operations	2005 $'000	2004 $'000
Operating profit	35,924	25,239
Depreciation charge (net of loss on disposals)	1,981	1,849
Goodwill amortisation	3,769	3,769
Compensation share-option charge	3,581	840
(Increase) in stocks	(38)	(122)
(Increase) in debtors	(12,320)	(4,300)
Increase in creditors	13,483	4,451
Total net cash inflow from operating activities	46,380	31,726

3) Deficit on Reserves

The deficit on reserves has arisen from the payment of substantial dividends. Under Cayman law the unrealised profit on the revaluation of an asset may be used to find a dividend. As such the Directors obtained an independent valuation of the intellectual property held in the Operating Company and its subsidiaries, which confirmed the adequacy of distributable reserves under Cayman law.

4) Post balance sheet events

On 17 May 2005 (immediately prior to the IPO) the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company.

On 17 May 2005 the Company's ordinary shares were admitted to the Official List and to the London Stock Exchange to be traded on its market for listed securities.

On 20 May 2005 the outstanding debt of $110,625,000 owed by the Company to Wells Fargo Foothill, Inc. and DB Zwirn Special Opportunities Fund was repaid in full.

5) Earnings per share

The calculation of basic earnings per share has been based on the earnings attributable to ordinary shareholders of the Operating Company and the weighted average number of shares for each period. This is after taking account of the restructuring of the share capital of the Operating Company, which resulted in the previous shareholders of the Operating Company receiving three ordinary shares in the Company for every one ordinary share they previously held in the Operating Company.

The diluted earnings per share has been calculated after taking account of the share options.

6) Segmental reporting

The directors consider there to be only one class of business being the provision of legacy application development and deployment software for contemporary platforms. Therefore, only geographical information is given below.

Turnover

	2005 $'000	2004 $'000
Geographical analysis		
North America	73,173	61,357
Europe and the Middle East	57,365	47,537
Rest of the World	20,107	17,374
Total	150,645	126,268

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

Profit on ordinary activities before taxation

	2005 $'000	2004 $'000
Geographical analysis		
North America	22,532	17,138
Europe and the Middle East	3,838	4,353
Rest of the World	9,554	3,748
	35,924	25,239
Net interest payable	(8,274)	(3,233)
Total	27,650	22,006

Net assets/(liabilities)

	2005 $'000	2004 $'000
Geographical analysis		
North America	(2,879)	(2,955)
Europe and the Middle East	1,368	5,352
Rest of the World	2,143	1,336
	632	3,733
Goodwill	38,635	42,404
	39,267	46,137
Bank loans	(111,250)	(60,134)
Net assets/(liabilities)	(71,983)	(13,997)


Regulatory News

REG-Micro Focus Intl plc announces offer price of 130p per share
Released: 12/05/2005
Micro Focus International plc
12 May 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Embargoed for release at 08.00hrs, 12 May 2005

Micro Focus announces offer price of 130p per share

Micro Focus International plc ('Micro Focus' or the 'Company'), a UK software company, is today announcing that the Ordinary Shares being offered in the global offer to institutional investors (the 'Global Offer') will be priced at 130p per share. UBS Investment Bank and Goldman Sachs International are acting as Joint Global Co-ordinators of the Global Offer, with JPMorgan Cazenove and ABN AMRO Rothschild as Co-Lead Managers.

Summary of the Global Offer:

- Ordinary Shares priced at 130p per share (the Offer Price)

- Based on the Offer Price, the market capitalisation of the Company at listing is approximately £259.2 million

- The number of Ordinary Shares in issue at listing is 199,349,870 with a free float of approximately 25 per cent. (assuming no exercise of the Over-allotment Option)

- 51,069,602 Ordinary Shares are to be allocated to institutional investors as part of the Global Offer, all of which will be New Ordinary Shares issued by Micro Focus (assuming no exercise of the Over-allotment Option).

- The net proceeds to be received by the Company from the issue of the New Ordinary Shares by it in the Global Offer are anticipated to be £52.7 million (or US$99.3 million) after deduction of underwriting commissions and other estimated fees and expenses payable by the Company. All the net proceeds received by the Company will be used for repayment of the majority of the debt outstanding. The Company is expected to have a net balance following the Global Offer and a portion of this balance will be used to extinguish the remaining debt outstanding. The remaining cash balance will be used to pursue certain acquisition and expansion opportunities that may arise in the future in accordance with Micro Focus' strategy.

- The Selling Shareholders have granted an Over-allotment Option, exercisable for 30 days after pricing, on up to 7,660,440 Existing Shares, equivalent to 15 per cent. of the number of New Ordinary Shares being offered by the Company. The Company will not receive any of the proceeds from the sale of Existing Ordinary Shares pursuant to the Over-allotment Option.

- Admission to the Official List of the Ordinary Shares is expected to take place and unconditional dealings are expected to commence on the London Stock Exchange at 8:00 a.m. on 17 May 2005

- Conditional dealings commence today

- The CEO and senior management team have not sold shares in the Global Offer

Commenting on Micro Focus' proposed listing, Tony Hill, Chief Executive Officer, said:

'We are delighted with the success of the Global Offer in what is currently a challenging marketplace for new issues, and how our messages of improved IT efficiency and reduced risk have been received by investors. We have achieved both of our corporate objectives of a full listing on the London Stock Exchange and a raising of $125 million for the company. More generally, the listing will permit us to capitalise on our opportunities for growth and to drive expansion. We look forward to life as a listed company.

David Dominik of Golden Gate Capital commented:

'We continue to be impressed by Micro Focus as a company that addresses the requirements of today's IT market and wish to offer the management and all employees our congratulations on the listing. We intend to remain as committed, long-term shareholders and believe that the company has excellent growth prospects. We look forward to watching the company's continued progress, now as a quoted company'.

Enquiries:

Micro Focus		Tel: +44 (0)1635 32646
Tony Hill	Chief Executive Officer	
Richard Lloyd	Chief Financial Officer	
UBS Investment Bank		Tel: +44 (0)20 7567 8000
Benjamin Robertson	Executive Director	
Jonathan Evans	Director	
Goldman Sachs International		Tel: +44 (0)20 7774 1000
Richard Snow	Managing Director	
Basil Geoghegan	Executive Director	
Financial Dynamics		Tel: +44 (0)20 7831 3113
Giles Sanderson		
Harriet Keen		
Cass Helstrip		

Additional Details

Global Offer Statistics

Offer Price:
130p

Number of New Ordinary Shares being offered in the Global Offer (1):
51,069,602

Number of Existing Ordinary Shares subject to Over-allotment Option (2):
7,660,440

Number of Ordinary Shares in issue immediately following the Global Offer (1)(2):
199,349,870

Net proceeds of the Global Offer receivable by the Company (1)(3):
£52.7 million

(US$99.3 million)

Equity market capitalisation of the Company (3):
£259.2 million

(US$487.9 million)

Notes:

(1) The Company will issue 51,069,602 New Ordinary Shares and anticipates raising approximately £66.4 million (US$125 million) before deduction of any commissions and estimated fees or expenses. The net proceeds to the Company are stated after deduction of the underwriting commissions and other estimated fees and expenses of the Global Offer payable by the Company, expected to be £52.7million (US$99.3 million).

(2) Assuming the completion of the Share Exchange.

(3) Based on an exchange rate of US$1.00:£ 0.5311, which was equivalent to the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on 10 May 2005.

Overview of Micro Focus

Micro Focus is a leading provider of legacy development and deployment software with nearly 30 years of experience and well in excess of one million licensed users and software used by over 70 companies within the 2004 Fortune 'Global 100'. Micro Focus' innovative software enables its customers to continue to use and extract value from investments in existing information technology infrastructure (i.e. 'legacy' assets), including people and processes. By exploiting the latest technologies and leveraging the strength of its partners worldwide, Micro Focus' software enable its customers to improve the productivity of application developers, take advantage of web services and migrate existing applications from older platforms, such as the mainframe, to contemporary platforms, such as Windows. As a result, Micro Focus' customers are able to reduce the cost of their information technology operations and improve the flexibility of their businesses, while managing the risks associated with legacy development and deployment.

ENDS

This announcement has been issued by and is the sole responsibility of the directors of Micro Focus International plc (the 'Company'). The contents of this announcement have been approved by UBS Limited of 1 Finsbury Avenue, London EC2M 2PP ('UBS' or 'UBS Investment Bank') and by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB solely for the purposes of section 21(2)(b) of The Financial Services and Markets Act 2000. UBS and Goldman Sachs International are acting exclusively for the Company and Golden Gate Capital and no-one else in connection with the proposed offer of shares in the Company (the 'Offer') and will not be responsible to anyone other than the

Company and Golden Gate Capital for providing the protections afforded to clients of UBS and Goldman Sachs International or for providing advice in relation to the Offer.

This announcement does not constitute or form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Offer should only be made on the basis of information contained in the listing particulars (the 'Listing Particulars') to be issued in due course in connection with the Offer, and any supplement or amendment thereto. The Listing Particulars will contain certain detailed information about the Company and its management, as well as financial statements and other financial data.

This announcement is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Japan or the United States.

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the 'Securities Act'), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of the Company is being made in the United States.

Certain statements in this announcement are 'forward-looking statements'. The forward-looking statements can be identified by the use of forward-looking terminology including the terms 'believes', 'plans', 'projects', 'targets', 'aims', 'would', 'could', 'anticipates', 'expects', 'intends', 'may' or 'will' and include statements that the Company makes concerning the intended results of its strategy. The Company's actual results may differ materially from those predicted by the forward-looking statements. Subject to any obligations under the listing rules of the UK Listing Authority following admission to the Official List of the London Stock Exchange, the Company undertakes no obligation to update publicly or revise forward-looking statements, except as required by law. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

This does not constitute a recommendation concerning the Offer. The value of shares can go down as well as up. Past performance is not a guide to future performance. Potential investors should consult a professional advisor as to the suitability of any offering for the individual concerned.

Stabilisation/FSA

Regulatory News

REG-Micro Focus Intl plc Unconditional dealings begins
Released: 17/05/2005

RNS Number:3720M
Micro Focus International plc
17 May 2005

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Embargoed for release at 08.00hrs, 17 May 2005

Micro Focus International plc
Commencement of unconditional dealings on the Main Market of the London Stock Exchange

Micro Focus International plc ("Micro Focus" or the "Company"; LSE MCRO.L), a UK software company, announces that its Ordinary Shares have today commenced unconditional dealings on the Main Market of the London Stock Exchange.

On Thursday 12 May 2005 it was announced that the Ordinary Shares being offered in the global offer to institutional investors (the "Global Offer") would be priced at 130p per share. Based on this share price, the market capitalisation of the Company at the commencement of conditional dealings was £259.2 million (US$ 487.9 million). Micro Focus raised net proceeds of £52.7 million (or US$99.3 million) for the Company from the Global Offer.

At the close of conditional dealings on Monday 16 May 2005 the price of the Ordinary Shares was 142.5p per share.

UBS Investment Bank and Goldman Sachs International acted as Joint Global Co-ordinators of the Global Offer.

Commenting, Tony Hill, Chief Executive Officer of Micro Focus, said:

"We are delighted with the success of the Global Offer in what is currently a challenging marketplace for new issues, and how our messages of improved IT efficiency and reduced risk have been received by investors. The listing will permit us to capitalise on our opportunities for growth and to drive expansion. This is an important milestone for Micro Focus and we look forward to life as a listed company".

Enquiries:

Micro Focus		Tel: +44 (0)1635 32646
Tony Hill	Chief Executive Officer	
Richard Lloyd	Chief Financial Officer	
UBS Investment Bank		Tel: +44 (0)20 7567 8000
Benjamin Robertson	Executive Director	
Jonathan Evans	Director	
Goldman Sachs International		Tel: +44 (0)20 7774 1000
Richard Snow	Managing Director	
Basil Geoghegan	Executive Director	
Financial Dynamics		Tel: +44 (0)20 7831 3113
Giles Sanderson		
Harriet Keen		
Cass Helstrip		

Notes to Editors

Overview of Micro Focus

Micro Focus is a leading provider of legacy development and deployment software with nearly 30 years of experience and well in excess of one million licensed users and software used by over 70 companies within the 2004 Fortune "Global 100 ". Micro Focus' innovative software enables its customers to continue to use and extract value from investments in existing information technology infrastructure (i.e. "legacy" assets), including people and processes. By exploiting the latest technologies and leveraging the strength of its partners worldwide, Micro Focus' software enable its customers to improve the productivity of application developers, take advantage of web services and migrate existing applications from older platforms, such as the mainframe, to contemporary platforms, such as Windows. As a result, Micro Focus' customers are able to reduce the cost of their information technology operations and improve the flexibility of their businesses, while managing the risks associated with legacy development and deployment.

ENDS

This announcement has been issued by and is the sole responsibility of the directors of Micro Focus International plc (the "Company"). The contents of this announcement have been approved by UBS Limited of 1 Finsbury Avenue, London EC2M 2PP ("UBS" or "UBS Investment Bank") and by Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB solely for the purposes of section 21(2)(b) of The Financial Services and Markets Act 2000. UBS and Goldman Sachs International are acting exclusively for the Company and Golden Gate Capital and no-one else in connection with the proposed offer of shares in the Company (the "Offer") and will not be responsible to anyone other than the Company and Golden Gate Capital for providing the protections afforded to clients of UBS and Goldman Sachs International or for providing advice in relation to the Offer.

This announcement does not constitute or form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities, and any acquisition of or application for shares in the Offer should only be made on the basis of information contained in the listing particulars (the "Listing Particulars") to be issued in due course in connection with the Offer, and any supplement or amendment thereto. The Listing Particulars will contain certain detailed information about the Company and its management, as well as financial statements and other financial data.

This announcement is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Japan or the United States.

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of the Company is being made in the United States.

Certain statements in this announcement are "forward-looking statements". The forward-looking statements can be identified by the use of forward-looking terminology including the terms 'believes', 'plans', 'projects', 'targets', ' aims', 'would', 'could', 'anticipates', 'expects', 'intends', 'may' or 'will' and include statements that the Company makes concerning the intended results of its strategy. The Company's actual results may differ materially from those predicted by the forward-looking statements. Subject to any obligations under the listing rules of the UK Listing Authority following admission to the Official List of the London Stock Exchange, the Company undertakes no obligation to update publicly or revise forward-looking statements, except as required by law. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

This does not constitute a recommendation concerning the Offer. The value of shares can go down as well as up. Past performance is not a guide to future performance. Potential investors should consult a professional advisor as to the suitability of any offering for the individual concerned.

Stabilisation/FSA

Micro Focus International plc- Information Furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

DOCUMENT INDEX

30.	08.03.2005	**2005 Annual Report**
31.	08.03.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding**
32.	08.05.2005	**REG-Micro Focus Intl Director/PDMR Shareholding**
33.	08.08.2005	**REG-Micro Focus Intl plc Holding(s) in Company**
34.	08.11.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding**
35.	08.12.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding**
36.	08.31.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding**
37.	09.07.2005	**REG-Micro Focus Intl plc Trading Statement**
38.	09.09.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding (RNS No. 1107R)**
39.	09.09.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding (RNS No. 1143R)**
40.	09.09.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding (RNS No. 1113R)**
41.	09.09.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding (RNS No. 1110R)**
42.	09.13.2005	**REG-Micro Focus Intl plc Holding(s) in Company (RNS No. 2243R)**
43.	09.13.2005	**REG-Micro Focus Intl plc Holding(s) in Company (RNS No. 2245R)**
44.	09.23.2005	**REG-Micro Focus Intl plc Director/PDMR Shareholding**
45.	09.28.2005	**REG-Micro Focus Intl plc Result of AGM**
46.	09.28.2005	**Voting Results of the Annual General Meeting Presentation**
47.	10.11.2005	**REG-Micro Focus Intl plc Re: Document On View**
48.	10.24.2005	**REG-Micro Focus Intl plc Non-Executive Director**
49.	11.11.2005	**REG-Micro Focus Intl plc Notice of Results**
50.	11.30.2005	**Micro Focus Interim Report 2005 Presentation**
51.	12.01.2005	**REG-Micro Focus Intl plc Directorate Change**
52.	12.01.2005	**Micro Focus Intl plc Interim Results for the Six Months to 31 October 2005**
53.	12.01.2005	**Micro Focus Intl plc Interim Results Presentation**
54.	12.01.2005	**REG-Micro Focus Intl plc Interim Results-Replacement**
55.	12.29.2005	**REG-Micro Focus Intl plc Re: Extended Agreement**
56.	01.04.2006	**REG-Micro Focus Intl plc Directorate Change Update**
57.	01.11. 2006	**REG-Micro Focus Intl plc Blocklisting Interim Review**
58.	01.12.2006	**REG-Micro Focus Intl plc Director/PDMR Shareholding**
59.	01.12.2006	**REG-Micro Focus Intl plc Director/PDMR Shareholding**
60.	01.12.2006	**REG-Micro Focus Intl plc Director/PDMR Shareholding**
61.	01.12.2006	**REG-Micro Focus Intl plc Director/PDMR Shareholding**

62. 01.12.2006 **REG-Micro Focus Intl plc Director/PDMR Shareholding**

63. 01.12.2006 **REG-Micro Focus Intl plc Holding(s) in Company**

64. 01.12.2006 **REG-Micro Focus Intl plc Director/PDMR Shareholding**

65. 02.02.2006 **REG-Micro Focus Intl plc Holding(s) in Company**

66. 02.08.2006 **REG-Micro Focus Intl plc Holding(s) in Company**

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 18/05/2005

RNS Number:4617M
Micro Focus International plc
18 May 2005

18 May 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 17 May 2005 pursuant to the requirements of section 198 of the Companies Act 1985 that Dr Anthony Hill has an interest in 7,524,000 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 3.79% of the Company's issued ordinary share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUWUORVNRVAAR

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 18/05/2005

RNS Number:4616M
Micro Focus International plc
18 May 2005

18 May 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 13 May 2005 (effective from 17 May 2005) from Lansdowne Partners Limited, pursuant to the requirements of section 198 of the Companies Act 1985, that the following entity holds the number of ordinary shares of 10 pence each in the capital of the Company ("Ordinary Shares") as is set out below (also expressed as a percentage of the issued share capital of the Company at the date of this announcement):

Registered holder	Ordinary Shares	
Lansdowne Partners Limited Partnership	8,850,500	(4.46%)

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUWUORVSRVAAR

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 18/05/2005

RNS Number:4615M
Micro Focus International plc
18 May 2005

18 May 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") has today received notification from Golden Gate Capital Management LLC, pursuant to the requirements of section 198 of the Companies Act 1985, that on 17 May 2005, each of the following entities acquired an interest as a legal and beneficial owner of ordinary shares of 10 pence each in the capital of the Company ("Ordinary Shares") in such proportions as are set out below (also expressed as a percentage of the issued share capital of the Company at the date of this announcement):

Registered holder	Ordinary Shares	
CCG Investments (BVI), L.P.	108,796,800	(54.8%)
CCG Associates - QP, LLC	5,469,096	(2.75%)
CCG GP Fund, LLC	970,212	(0.49%)
CCG Investment Fund - AI, LP	1,457,523	(0.73%)
CCG AV, LLC - Series A	1,201,407	(0.61%)
CCG GP IRA Fund, LLC	1,737,159	(0.88%)
CCG Associates AI, LLC	508,536	(0.26%)

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUWUORVURVAAR


Regulatory News

REG-Micro Focus Intl plc Director Shareholding
Released: 18/05/2005

RNS Number:4613M
Micro Focus International plc
18 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Micro Focus International plc

2. Name of director

Mr Richard Lloyd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Richard Lloyd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of shares

7. Number of shares / amount of stock acquired

600,000

8. Percentage of issued class

0.30%

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

Nil

11. Class of security

Ordinary 10 pence

12. Price per share

130 pence

13. Date of transaction

17 May 2005

14. Date company informed

17 May 2005

15. Total holding following this notification

600,000

16. Total percentage holding of issued class following this notification

0.30%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Jane Smithard, 01635 565 492

25. Name and signature of authorised company official responsible for making this notification

Jane Smithard

Date of Notification

18 May 2005

END

RDSUWUORVRRVAAR


Regulatory News

REG-Micro Focus Intl plc Director Shareholding
Released: 18/05/2005

RNS Number:4611M
Micro Focus International plc
18 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Micro Focus International plc

2. Name of director

Mr Kevin Loosemore

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or
in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if
notified)

Mr Kevin Loosemore

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify
the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if
discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

76,923

8. Percentage of issued class

0.04%

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

Nil

11. Class of security

Ordinary 10 pence

12. Price per share

130 pence

13. Date of transaction

17 May 2005

14. Date company informed

17 May 2005

15. Total holding following this notification

76,923

16. Total percentage holding of issued class following this notification

0.04%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Jane Smithard, 01635 565 492

25. Name and signature of authorised company official responsible for making this notification

Jane Smithard

Date of Notification

18 May 2005

END

RDSUWAORVWRVAAR


Regulatory News

REG-Micro Focus Intl plc Director Shareholding
Released: 18/05/2005

RNS Number:4608M
Micro Focus International plc
18 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Micro Focus International plc

2. Name of director

Mr David Maloney

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or
in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if
notified)

Mr David Maloney

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify
the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if
discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

7,692

8. Percentage of issued class

0.004%

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

Nil

11. Class of security

Ordinary 10 pence

12. Price per share

130 pence

13. Date of transaction

17 May 2005

14. Date company informed

17 May 2005

15. Total holding following this notification

7,692

16. Total percentage holding of issued class following this notification

0.004%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Jane Smithard, 01635 565 492

25. Name and signature of authorised company official responsible for making this notification

Jane Smithard

Date of Notification

18 May 2005

END

RDSUWAORVVRVAAR

Regulatory News

REG-Micro Focus Intl plc Director Shareholding
Released: 18/05/2005

RNS Number:4603M
Micro Focus International plc
18 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Micro Focus International plc

2. Name of director

Dr Anthony Hill

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Dr Anthony Hill

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of shares

7. Number of shares / amount of stock acquired

7,524,000

8. Percentage of issued class

3.79%

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

Nil

11. Class of security

Ordinary 10 pence

12. Price per share

130 pence

13. Date of transaction

17 May 2005

14. Date company informed

17 May 2005

15. Total holding following this notification

7,524,000

16. Total percentage holding of issued class following this notification

3.79%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Jane Smithard, 01635 565 492

25. Name and signature of authorised company official responsible for making this notification

Jane Smithard

Date of Notification

18 May 2005

END

RDSUWAORVORVAAR

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 20/05/2005

RNS Number:5624M
Micro Focus International plc
20 May 2005

20 May 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 19 May 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as at 18 May 2005, Goldman Sachs International acquired an interest in 7,660,440 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 3.86% of the Company's issued ordinary share capital.

END

HOLURRARVARVUAR

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 23/05/2005

RNS Number:6064M
Micro Focus International plc
23 May 2005

23 May 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 20 May 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as of 18 May 2005, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 21,632,895 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 10.90% of the Company's issued ordinary share capital.

Of these 21,632,895 shares:

(a) The interest in 13,972,455 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 7,660,440 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLURRARVKRVUUR

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 24/05/2005

RNS Number:7007M
Micro Focus International plc
24 May 2005

24 May 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the 'Company') received notification on 23 May 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as of 19 May 2005, The Goldman Sachs Group, Inc. ('GS Inc') was interested in 21,632,895 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 10.90% of the Company's issued ordinary share capital.

Of these 21,632,895 shares:

(a) The interest in 13,972,455 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) In connection with the interest in 7,660,440 shares, it was announced on 23 May 2005 (the Company having received notification on 20 May 2005) that Goldman Sachs International was interested in 7,660,440 shares in the Company. As at the close of business on 19 May 2005, Goldman Sachs International was the registered holder of 58,374 of the shares comprised in that interest.

END
HOLUSRNRVSRVUAR


RECEIVED
2005 MAR -1 P 1:25

Regulatory News

REG-Micro Focus Intl plc Over-Allotment Option
Released: 03/06/2005

RNS Number:1109N
Micro Focus International plc
03 June 2005

Not for release, publication or distribution in, or into the United States, Canada, Australia or Japan

3 June 2005

Micro Focus International plc

Announcement of Exercise of Over-Allotment Option

Micro Focus International plc ("Micro Focus" or the "Company") announces that in connection with the initial public offering of the Company (the "Global Offer") Goldman Sachs International has given notice, as stabilising manager, that it is exercising on behalf of the Underwriters, the over-allotment option in respect of 6,706,690 Ordinary Shares in the Company. None of the £8.7 million proceeds arising from the exercise of the over-allotment option will be received by Micro Focus. Including the exercise of the over-allotment arrangements, the total size of the Global Offer was £75.1m (57,776,292 Ordinary Shares).

This announcement is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Japan or the United States.

This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption there from. No public offering of securities of the Company is being made in the United States.

END

MSCUOONRVNRNRRR

Regulatory News

REG-Micro Focus Intl plc Notice of Results
Released: 13/06/2005

RNS Number:4890N
Micro Focus International plc
13 June 2005

13 June 2005

Micro Focus International plc

Notice of results

Micro Focus International plc ("Micro Focus"; LSE MCRO.L), a UK software company, will announce its maiden preliminary results as a listed company for the year to 30 April 2005 on Friday 1 July 2005.

Micro Focus listed on the main market of the London Stock Exchange on 17 May 2005.

Enquiries:

Giles Sanderson/Harriet Keen
Financial Dynamics
Tel: 020-7831-3113

END

NORKGGMVFFRGKZM

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 13/06/2005

RNS Number:4803N
Micro Focus International plc
13 June 2005

13 June 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 10 June 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as of 7 June 2005, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 13,531,190 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 6.82% of the Company's issued ordinary share capital.

Of these 13,531,190 shares:

(a) The interest in 12,802,990 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 728,200 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

END

HOLUOSARVURNAAR

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 23/06/2005

RNS Number:9609N
Micro Focus International plc
23 June 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 22 June 2005 from Lansdowne Partners Limited, pursuant to the requirements of section 198 of the Companies Act 1985, that, following a sale of ordinary shares on 21 June 2005, the following entity holds the number of ordinary shares of 10 pence each in the capital of the Company ("Ordinary Shares") as is set out below (also expressed as a percentage of the issued share capital of the Company at the date of this announcement):

Registered holder	Ordinary Shares	
Lansdowne Partners Limited Partnership	7,900,000	(3.98%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUOAURVBRNUAR

Regulatory News


RECEIVED
2006 MAR -1 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Micro Focus Intl plc Holding(s) in Company
Released: 28/06/2005

RNS Number:12920
Micro Focus International plc
28 June 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 27 June 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 23 June 2005, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 14,302,079 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 7.20% of the Company's issued ordinary share capital.

Of these 14,302,079 shares:

(a) The interest in 12,802,990 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 1,499,089 shares arose from the beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUWUBRVSRNURR

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 29/06/2005

RNS Number:1823O
Micro Focus International plc
29 June 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 28 June 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 24 June 2005, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 13,232,079 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 6.67% of the Company's issued ordinary share capital.

Of these 13,232,079 shares:

(a) The interest in 12,802,990 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 429,089 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

END

HOLUWSBRVARNUAR

MICRO FOCUS

Preliminary results for the year ended 30th April 2005

MICRO FOCUS

Unlocking the value of legacy ™

1st July


MICRO
FOCUS

The following presentation is being made only to, and is only directed at, persons to whom such presentation may lawfully be communicated ("relevant persons"). Any person who is not a relevant person should not act or rely on this presentation or any of its contents. Information in the following presentation relating to the price at which relevant investments have been bought or sold in the past or the yield on such investments cannot be relied upon as a guide to the future performance of such investments.

This presentation does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire securities in Micro Focus International plc (the "Company") or any company within the Micro Focus Group.

The release, publication or distribution or this presentation in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about, and observe, such restrictions.

Certain statements contained in this presentation constitute forward-looking statements. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding the Company's financial condition, business strategy, plans and objectives, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Such risks, uncertainties and other factors include, among others: the level of expenditure committed to development and deployment applications by organisations; the level of deployment-related turnover expected by the Company; the degree to which organisations adopt web-enabled services; the rate at which large organisations migrate applications from the mainframe environment and the development of the Lift & Shift market; the continued use and necessity of the mainframe for business critical applications; the degree of competition faced by the Company; growth in the information technology services market; general economic and business conditions, particularly in the United States; changes in technology and competition; and the Company's ability to attract and retain qualified personnel. These forward-looking statements speak only as at the date of this presentation. Except as required by the Financial Services Authority, or by law, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise.


MICRO
FOCUS

Introducing the team today




Kevin Loosemore
Non-executive Chairman



Tony Hill
Chief Executive Officer



Richard Lloyd
Chief Financial Officer


MICRO
FOCUS

The Board

- Kevin Loosemore, Non-executive Chairman
- Prescott Ashe, Non-executive Director
- John Browett, Non-executive Director
- David Dominik, Non-executive Director
- David Maloney, Non-executive SID

- Tony Hill, Chief Executive Officer
- Richard Lloyd, Chief Financial Officer


MICRO
FOCUS

Financial Highlights (FY05 vs FY04)

- Turnover up 19% to $150.6m (FY04: $126.3m)
  - Strong license growth of 19% (at constant currency)
  - Maintenance growth of 11% (at constant currency)
- Adjusted EBITDA up 47% to $48.8m (FY04: $33.2m)
- Operating profit up 42% to $35.9m (FY04: $25.2m)
- Maintenance revenue renewal rate approximately 90%
- Continued significant investment in R&D of $23.4m


MICRO
FOCUS

Operational Highlights

- Customers
  - Significant re-engagement in progress
  - Number of contracts over $500k doubled over FY04
  - Interest in <u>combination</u> of “Leverage & Extend” and “Lift & Shift”
- Partners
  - Strengthening relationships with Microsoft, EDS and Accenture
  - Several joint technology integration projects (e.g. Cybermation)
  - Significant local SI activity (e.g. Transoft, IAI, Cratos)
- Technology
  - Strong organic development (e.g. VS, JCL, IMS, PL/I…)
  - Robust scalable performance from Micro Focus Server

MICRO FOCUS

An introduction to Micro Focus

Tony Hill
Chief Executive Officer


MICRO
FOCUS

Company Overview

- History
  - Business founded 1976
  - Demerged from MERANT in 2001
- Management and employees
  - Proven, longstanding, experienced
  - Strong loyalty, over 8 years average tenure
- 97% pure software company
  - Focus on innovative technology
  - Strong revenue visibility


MICRO
FOCUS

Large and Growing Market

- US$1 trillion of mainframe and other host based applications owned by the world's top 2000 companies[1]
  - 70% of all critical business logic and data mainframe-based[1]
  - 85% of all transactions are processed by legacy applications[2]
- Application development and deployment
  - Greater than US$30 billion market opportunity[3]
  - 2003-2008 CAGR of 6.0%[3]
- Web Services are the bridge from the old to the new
  - US$3.6 billion market opportunity forecast by 2008[4]
  - 2003-2008 CAGR of 42.4%[4]

Sources:
(1) Effective IT Report 2004
(2) Database & Network Journal, February 2005
(3) IDC, August 2004
(4) IDC, April 2004


MICRO
FOCUS

Micro Focus: Unlocking the Value of Legacy ™


Conflicting
Challenges
Facing Businesses
More Choice of
Enterprise Platforms
MICRO
FOCUS
Emergence of
Service-Oriented
Architectures

MICRO FOCUS

Complementary Solutions



LEVERAGE
Manage More Efficiently





EXTEND
http://
Extend Capabilities





LIFT & SHIFT

Move To Contemporary Platforms





Global Blue Chip Customers


MICRO
FOCUS

Financial Services


ZURICH
AIG
Bank of America
UBS
Münchener Rück
Munich Re Group

The Hartford
CREDIT
SUISSE

citigroup

HSBC
WACHOVIA
Deutsche Bank

Manufacturing


TOYOTA
Unilever
Ford
ThyssenKrupp
BOEING


GM
DAIMLERCHRYSLER

Health Care


Pfizer
Cardinal
Health, Inc

LabCorp
Laboratory Corporation of America

P&G

Telecom/Tech


vodafone
SONY
exigen

TOSHIBA
Deutsche
Telekom

SIEMENS
HEWLETT
PACKARD

Retail/Other


TESCO
Carrefour
CVS
WAL*MART

Tulane
University
TimeWarner
Longs Drugs
eurocopter

Packaged Application Providers


MISYS
amdocs
SYSPRO
KEANE
LAWSON
SSA global
LYNX Group plc
SUNGARD
FairIsaac.

Over 70 of the Global Fortune 100 Companies


MICRO
FOCUS

Technology Leadership

- Long history of understanding legacy technologies
  - CICS, IMS, PL/I, Assembler, DB2, Rexx, JCL, TSO, COBOL
- Strong expertise on contemporary platforms and architectures
  - Windows, Unix and Linux
  - .NET, J2EE and Web Services
- Continued investment in R&D
  - Approximately 1/3 of employees in R&D
  - Roadmap for enhanced versions, broader coverage/functionality

c. 3,000 man years of investment in R&D


MICRO
FOCUS

Competitive Landscape*

	Leverage & Extend			Lift & Shift		
	Focus	Scale	Capability	Focus	Scale	Capability
IBM		✓	✓		✓	✓
FUJITSU	✓		✓	✓		✓
Sun microsystems					✓	✓
Computer Associates		✓				
COMPUWARE		✓				
MICRO FOCUS	✓	✓	✓	✓	✓	✓
ASG Software Solutions	✓	✓				
ACUCORP	✓		✓			
jacada	✓					
SEAGULL SOFTWARE	✓					

Note:
* This overview represents Micro Focus management's view of its competition



Leveraging Strategic Partners

Partner	Comments
accenture	▪ Strong focus on on-going cost-reduction and innovation within client engagements ▪ Comprehensive Lift & Shift skills transfer program underway in US & UK
	▪ Application Modernization is one of three key imperatives for EDS (Charlie Feld) ▪ Joint development with Micro Focus in support of key bids
Microsoft	▪ Lift & Shift is part of "Connected Systems" go-to-market initiative ▪ Strong technology relationship – Visual Studio, .NET and SQL Server


MICRO
FOCUS

Investment Update

- Customers
  - Strong focus on customer satisfaction (Omega NorthFace awards)
  - ...and Service Level Agreement & Issue infrastructure
- Partners
  - Dedicated Alliance Managers (Microsoft, EDS & Accenture...)
  - ...and Technical Co-ordinators
- Technology
  - Microsoft Visual Studio integration
  - Expanding legacy footprint directly... (e.g. JCL & IMS)
  - ...and through partners (e.g. Job scheduling, Printing, Reporting)


MICRO
FOCUS

Clear Strategy for Growth

- Deepen customer relationships
- Continue to expand market for mainframe migration
- Extend leveraged sales channel
- Continue to develop innovative technology
- Selectively pursue technology-based acquisitions

MICRO FOCUS

Financials

Richard Lloyd

Chief Financial Officer


MICRO
FOCUS

Financial Highlights (FY05 vs FY04)

- Turnover up 19.2% to $150.6m (FY04: $126.3m)
  - Strong license growth of 19% (at constant currency)
  - Maintenance growth of 11% (at constant currency)
- Adjusted EBITDA up 47% to $48.8m (FY04: $33.2m)
- Operating profit up 42% to $35.9m (FY04: $25.2m)
- Maintenance revenue renewal rate approximately 90%
- Continued significant investment in R&D of $23.4m

Half-yearly Revenue Progression

FYE April



MICRO FOCUS
Y-o-Y growth (%)
$ millions
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
53.2
52.8
62.1
58.9
67.4
70.5
80.1
16.7
11.6
8.5
19.7
18.8
H2
H1
H2
H1
H2
H1
H2
FY 2002: Part
FY 2003: $114.9m
FY 2004: $126.3m
FY 2005: $150.6m
License
Maintenance
Consulting


MICRO
FOCUS

Income Statement

Track record of growth and profitability

FYE April, $m	FY 2004	*% of sales*	FY 2005	*% of sales*
Turnover	**126.3**		**150.6**	
Cost of Sales	(8.3)	*6.6*	(6.3)	*4.2*
Gross Profit	**118.0**	***93.3***	**144.3**	***95.8***
Selling and distribution costs	(39.7)	*31.4*	(48.1)	*31.9*
Research and development	(22.3)	*17.7*	(23.4)	*15.6*
Depreciation	(1.9)	*1.5*	(2.0)	*1.3*
Amortisation of goodwill	(3.8)	*3.0*	(3.8)	*2.5*
Share based compensation payments	(0.8)	*0.6*	(3.6)	*2.4*
Other administrative expenses	(24.2)	*19.1*	(27.5)	*18.3*
Administrative expenses	(30.7)	*24.2*	(36.9)	*24.5*
Operating profit	**25.2**		**35.9**	
Margin (%)	*20.1*		*23.8*	
Depreciation	1.9		2.0	
Amortisation of goodwill	3.8		3.8	
Share based compensation payments	0.8		3.6	
Non-recurring items[(1)]	1.5		3.5	
Adjusted EBITDA	**33.2**		**48.8**	
Margin (%)	*26.3*		*32.4*	

Note:
(1) Includes Management charges, redundancy costs and other non-recurring costs


MICRO
FOCUS

Summary Cash Flow Statement

Strong margins with high cash conversion

FYE April, $m	FY04	FY05
Adjusted EBITA[1]	31.3	46.8
Depreciation	1.9	2.0
Adjusted EBITDA	33.2	48.8
Working capital	0.3	1.8
Capex	(1.0)	(1.5)
Adjusted Cash flow from Operations	32.5	49.1
Cash flow conversion[2]	104%	105%

Notes:
(1) Adjusted EBITA excludes Management charges, share based compensation, redundancy and other non-recurring costs
(2) Cash conversion calculated as cash flow from operations/EBITA


MICRO
FOCUS

Summary Balance Sheet

FYE April, $m	30 April 2005	Adjustments[1]	Pro forma FY 2005
Cash[2]	32.9	(11.3)	21.6
Other assets	96.6	—	96.6
Total assets	**129.5**	**(11.3)**	**118.2**
Financial debt	111.4	(111.4)	0.0
Other liabilities	90.1	—	90.1
Total liabilities	**201.5**	**(111.4)**	**90.1**


Pro forma net cash/(debt)
Q4 2005
IPO proceeds
Restructuring expenses
IPO expenses
4Q 2005 pro forma
(Net cash)
40
15
(10)
(35)
(60)
(85)
(78.5)
122.0
(10.0)
(12.0)
21.6

Note:
(1) Assuming primary proceeds of $122m, restructuring expenses of $10m, IPO expenses of $12m, remainder used to pay down financial debt
(2) Includes cash at bank and in hand and investments


MICRO
FOCUS

Well-Balanced Geographical Presence

FYE April

Revenues by geography

+19%
+20% (11%cc)
+16% (13%cc)
75.0
60.0
45.0
30.0
15.0
0.0
$ millions
61
73
48
57
17
20
FY 2004
FY 2005
FY 2004
FY 2005
FY 2004
FY 2005
North America
EMEA
APAC

Revenues

APAC 13%
North America 49%
EMEA 38%

Employees

APAC 5%
North America 43%
EMEA 52%


MICRO
FOCUS

Strong and Improved Margins

FYE April

Adjusted EBITDA ($ millions)
60
50
40
30
20
10
0
Y-o-Y growth
14%
47%
29.2
33.2
48.8
25.4%
26.3%
32.4%
2003
2004
2005
Adjusted EBITDA Margin (%)

Note: Draft, unaudited financials

FY06 Outlook is positive

- Customers
  - Our value proposition has never been more relevant
  - Significant re-engagement continues based on…
  - …combination of Leverage & Extend and Lift & Shift
- Partners
  - Closer working with Microsoft, EDS & Accenture…
  - …supplemented by a growing technology ecosystem
  - …and committed regional SIs
- Technology
  - Good progress on rolling 36 month roadmap…
  - …with strategic commitment to Microsoft Visual Studio
  - …and increasingly scalable & robust deployment technology

Well positioned for continued growth on strong FY05


MICRO
FOCUS


Appendix

Impact of IFRS


MICRO
FOCUS

- Revenue recognition – no change
- Goodwill on impairment basis – no amortisation
- Capitalisation & amortisation of R&D expenses


MICRO
FOCUS

Customer, Partner & Technology Update

- Micro Focus, Cratos & Microsoft help Lombard Canada Ltd migrate its mainframe systems to Windows platform -- leading insurer provider estimates it will save more than $1m per year by moving its application and data store onto a Windows Server

- Solcorp lifts and shifts flagship policy administration system to Microsoft .NET framework with Micro Focus – significantly reduces hardware and infrastructure costs for insurance companies

- "By supporting 64-bit versions of both Windows Server 2003 and the .NET framework 2.0, Micro Focus is not only enabling businesses to maximise their investment in legacy, but will allow them to take advantage of the latest in high performance Microsoft Technology" Nick Abbott, Microsoft

Source: www.microfocus.com/pressroom/

"Legacy Applications Run the World"

MICRO FOCUS


ovum

> "$2 trillion worth of mainframe applications in corporations that house approximately 70% of all critical business logic and data"

AberdeenGroup

> "COBOL code running core business applications will exceed 200 billion this decade. Clearly, legacy technology cannot all be replaced, nor should it be without a compelling business reason"


GIGA

> "One estimate says that COBOL/CICS applications account for 60% of all the applications that are currently in operation, and another estimate says that these applications process 85% of all the transactions that are processed"

Database & Network Journal


MICRO
FOCUS

Product Offerings

Category	Products
Micro Focus Studio (Development Products)	▪ **Revolve Enterprise Edition** – Inventory of application assets ▪ **Mainframe Express Enterprise Edition** – Mainframe application development ▪ **NET Express** – Windows application development ▪ **Server Express** – UNIX/Linux application development
Micro Focus Server (Deployment Products)	▪ **Application Server** – Windows, UNIX and Linux deployment ▪ **Enterprise Server** – High performance transaction management

Revenue Mix

Studio

Server

Leverage & Extend

Lift & Shift

Development

Deployment


MICRO FOCUS

World Class Partner Network

Character of Relationship	Sales Partners		Technology and Marketing Partners	
Type	System Integrators	Resellers	Platform Providers	Industry Alliances
Why	Implementation	Geographic Coverage	Technology Capability	Market Awareness
Who	accenture CSC EDS	▪ Argentina ▪ Brazil ▪ China ▪ India ▪ Israel ▪ Latvia ▪ Mexico ▪ Russia ▪ South Africa	Microsoft intel hp IBM Sun	MAINFRAME MIGRATION ALLIANCE MICRO FOCUS MTC MIGRATION & TRANSFORMATION CONSORTIUM


MICRO
FOCUS

Employees



By Geography

Rest of World 20%

North America 43%

United Kingdom 37%

By Function


General
& Admin
18%
Sales &
Marketing
38%
Support
14%



Training & Professional
Development
30%



Total Employees: 486

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 01/07/2005

RNS Number:3211O
Micro Focus International plc
01 July 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 30 June 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that Lansdowne Partners Limited Partnership no longer has a notifiable interest in the shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLURVBRVVRNOAR

Regulatory News

REG-Micro Focus Intl plc Final Results
Released: 01/07/2005

RNS Number:3300O
Micro Focus International plc
01 July 2005

Embargoed for 7.01am, Friday 1 July 2005

Micro Focus International plc

Preliminary results for the twelve months to 30 April 2005

Turnover growth of 19% and profit before tax up 24%

Micro Focus International plc ("Micro Focus" or "the Company"; LSE MCRO.L), Unlocking the Value of LegacyTM, the software company, announces its maiden preliminary results as a listed company for the year to 30 April 2005. Micro Focus listed on the main market of the London Stock Exchange on 17 May 2005 (" the IPO").

The Company acquired the entire issued share capital of Micro Focus International Limited ("the Operating Company") on 17 May 2005, immediately prior to the IPO. The results published herein show the consolidated performance of the Operating Company and its subsidiaries (together with the Company, "the Group") for the year to 30 April 2005 and the turnover achieved for the year is in line with the estimate published in the supplementary listing particulars dated 6 and 12 May 2005 and issued by the Company in connection with the IPO. The Company did not trade prior to 30 April 2005 and therefore only its balance sheet and cash flow statements are included below.

Key highlights

- Turnover increased 19.3% to US$150.6m (2003: US$126.3m)
- Turnover increased 15% at constant currency
- EBITDA increased 35.0% to US$41.7m (2004: US$30.9m) and adjusted EBITDA increased 45.7% to US$48.7m (2004: US$33.5m)*
- Profit on ordinary activities before tax increased 23.6% to US$27.7m (2003: US$22.0m)
- Basic earnings per share increased 21.8% to 11.91c (2003: 9.78c)
- Successful IPO in May 2005
- John Browett appointed as a Non-executive Director with effect from 1 July 2005

Commenting on the results, Tony Hill, Chief Executive Officer of Micro Focus, said:

"We are pleased to announce a strong set of full-year results, building on the substantial revenue and operating profit growth the Company has achieved since its independence in August 2001. We believe this financial performance is further endorsement of our technology leadership and our strong and growing network of business partners.

As companies around the world seek to reduce operating cost and become more agile, so they are increasingly looking to exploit their investment in legacy IT assets. By helping our customers manage legacy more effectively and drive reuse within contemporary contexts, Micro Focus unlocks business value. Moreover, our evolutionary approach comes with much less risk than alternative strategies based on wholesale system replacement.

Our business model is continuing to prove its value. In recent months we have achieved greater penetration of our target markets and, following the IPO and the repayment of debt, we are financially well positioned to maintain profitable growth and generate cash. The Company continues to make good progress and is well positioned for continued growth in the year ahead."

*Details of the reconciliation of operating profit to adjusted EBITDA is provided in the preliminary results

A briefing for sell-side analysts will be held at 9.15am for 9.30am today at UBS's offices, 7th Floor, 1 Finsbury Avenue, London, EC2M 2PP.

Enquiries:
Micro Focus   Tel: +44 (0)1635 32646

Tony Hill Chief Executive Officer

Richard Lloyd Chief Financial Officer
Michael Kearney Director, Investor Relations

Financial Dynamics Tel: +44 (0)20 7831 3113
Giles Sanderson
Harriet Keen
Cass Helstrip

Operating and Financial Review

We are delighted to announce a strong set of maiden preliminary results as a listed company following our successful IPO in May 2005.

The Micro Focus business traces its origins back to 1976. Micro Focus Group plc which was founded in 1983 and had its ordinary shares listed on the London Stock Exchange and American Depositary Receipts quoted on NASDAQ, purchased Intersolv, Inc. in a share-for-share exchange offer in 1998 and the combined entity was named MERANT plc ("MERANT"). In August 2001 following a strategic decision by MERANT to refocus its business, MERANT sold the operations that form the Operating Company to Golden Gate Capital, a US-based private equity fund. Since that time, we have refocused the business on legacy development and deployment, what we describe as "unlocking the value of legacy", a strategy which has formed the basis of our success over the past four years.

Results of Operations

On 17 May 2005 (immediately prior to the IPO) the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company. The results presented herein for the twelve months to 30 April 2005 therefore represent trading of the Operating Company.

Turnover

Turnover for the year ended 30 April 2005 increased by 19.3 per cent to US$150.6 million from US$126.3 million for the year ended 30 April 2004 and was in line with the estimate published in the supplementary listing particulars dated 6 and 12 May 2005 and issued by the Company in connection with the IPO. Even after removing the impact of currency fluctuations on turnover during the year, turnover increased by 15 per cent.

	Year ended 30 April			
	2004		2005	
	(US $'000)	(per cent)	(US $'000)	(per cent)
Licence Fees	64,221	50.9	79,860	53.0
Maintenance Fees	57,980	45.9	66,705	44.3
Consultancy Fees	4,077	3.2	4,080	2.7
Total turnover	126,268	100.0	150,645	100.0

Licence fees

Licence fees increased 24.4 per cent on the previous year, principally due to increased volumes of licence sales, particularly in North America, as a result of Micro Focus' efforts to leverage its partners' distribution networks. Within licence sales, the proportion of turnover generated from sales of deployment software, particularly with respect to the UNIX platform, continued to increase, partially driven by the overall industry trend towards the use of service oriented architectures and web services frameworks.

Maintenance fees

Maintenance fees increased 15.0 per cent on the previous year, driven by increasing licence sales during the year ended 30 April 2005, as well as maintenance renewal fees for licences sold during the prior financial year.

Consultancy fees

Consultancy fees during the year continued to decrease as a percentage of total turnover, in line with the Company's overall strategy of minimising the provision of consultancy services.

Cost of sales

Cost of sales for the year ended 30 April 2005 decreased by 23.6 per cent to

US$6.3 million from US$8.3 million for the year ended 30 April 2004. The decrease in cost of sales was principally driven by a reduction in headcount as a result of the Company's implementation of its partner centric approach towards customer support and a reduction in the level of consulting and training services provided during the year. This has been a significant focus for the Board and reflects Micro Focus' continued focus on being a nearly pure software business.

Operating profit

Operating profit for the year ended 30 April 2005 increased by 42.3 per cent to US$35.9 million from US$25.2 million for the year ended 30 April 2004. This increase reflects the significant economies of scale in our cost structure against substantial growth in revenues.

EBITDA and Adjusted EBITDA

The Board, in common with most software companies, pay particular attention to EBITDA and adjusted EBITDA as two key measures of performance. These are calculated as follows:

	Year ended April 30 2004 $ '000	Year ended April 30 2005 $ '000
Operating profit	25,239	35,924
- Depreciation	1,849	1,962
- Amortisation	3,769	3,769
Earnings before interest tax depreciation and amortisation (EBITDA)	30,857	41,655
Share based compensation	840	3,581
Non recurring costs		
- Management charges	1,200	1,200
- Reorganisation costs	-	2,302
- Redundancy costs	562	-
Adjusted EBITDA	33,459	48,738

EBITDA increased by 35.0 per cent and adjusted EBITDA increased by 45.7 per cent over the previous year.

Tax on profit on ordinary activities

Tax on profit on ordinary activities for the year ended 30 April 2005 increased to US$10.1 million from US$7.8 million for the year ended 30 April 2004. The increase is principally attributable to increased taxes due to increased profitability, both in the United Kingdom and abroad, during the year, partially offset by a decrease in deferred taxes.

Profit after tax

Profit on ordinary activities after tax for the year ended 30 April 2005 increased by 23.3 per cent to US$17.5 million from US$14.2 million for the year ended 30 April 2004.

Dividends

The Board intends to adopt a progressive dividend policy reflecting the long-term earnings and cashflow potential of Micro Focus whilst targeting an initial level of dividend cover for the full financial year ended 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis.

Cashflow

For the financial year ended 30 April 2005, the Operating Company generated a net cash inflow from operating activities of US$46.4 million (2004: US$31.7 million). The increase in net cash inflow was driven by improved operating performance, specifically through increased sales of software and the effective management of our working capital.

Going forward, the Company anticipates that its principal source of cash from operating activities will continue to be generated by software licence and maintenance fees.

The strong cash flow, together with the funds generated from the IPO (US$122 million), enabled us to pay off the outstanding loans.

Our Business

The need for companies to increase their agility while, at the same time,

reducing costs and minimising risk has led many to look for ways to capitalise on their investment in legacy technology. As much as 80% of an organisation's software budget may be used to maintain and operate legacy applications which have traditionally been too inflexible to integrate with one another or with newer technologies. The lower cost of contemporary platforms combined with technical advances, such as security, flexibility and scalability, and the emergence of enabling technologies, such as web services and service-oriented architectures, has driven many organisations to look for ways to re-use their legacy investments. And it should be borne in mind that such legacy assets might be as little as five years old.

Organisations seeking to modernise their IT infrastructure broadly have the following alternatives:

- Improve the development infrastructure for their current applications and platforms by increasing developer productivity and lowering development costs. We refer to this as Leverage & Extend;

- Extend critical legacy applications and services on current platforms to new internal and external user communities by using the internet and contemporary architectures, also part of Leverage & Extend;

- Move legacy applications from current high cost or end-of-life platforms, such as the mainframe, to more contemporary, open and flexible platforms such as Windows, Unix and Linux. We refer to this as Lift & Shift; and

- Replace legacy applications on mainframes with new packages or new custom-built applications which run on more contemporary, open and flexible platforms, such as Windows, Unix and Linux, often referred to in the industry as Rip and Replace.

Our legacy application development and deployment software enables our customers to improve their development infrastructure, to extend legacy applications to new users and to move them to contemporary platforms. We believe that the high costs and risks associated with large-scale replacement projects are rarely viable in today's climate of tight cost and risk management and are, in most instances, unnecessary.

Customers and Partners

Our expertise, developed over 30 years, with a strong record of technology innovation in legacy development and deployment solutions has resulted in more than one million licensed users of our software around the world. Our customers include more than 70 of the Fortune Global 100 companies. They include companies which operate in a wide range of industry sectors, including financial services, insurance and government, of varying sizes and over a wide geographic area. Approximately 49% of our turnover is derived from North America, 38% from Europe and the Middle East, and 13% from the rest of the world. No single customer dominates. Because our products are deeply integrated into our customers' core IT systems, we have been able to create and maintain long-term relationships with them.

We sell our software through three channels:

- Direct customers buy our software to maintain and operate core legacy business applications and pay licence and maintenance fees direct to us;

- Indirect customers buy our software and pay licence and maintenance fees through packaged application providers and systems integrators; and

- Resellers sell Micro Focus software in geographic areas where Micro Focus does not have a presence.

We have developed a strong platform, technology, service and application partner ecosystem to expand our ability to develop, market and distribute our products, and to further support our customers' legacy modernisation initiatives. For example:

- Micro Focus is a member of the IBM Advanced Partnerworld program. We are a Microsoft Gold Certified Partner and a premier member of Microsoft's Visual Studio Industry Partner program. In 2004, we jointly announced the formation of the Mainframe Migration Alliance with Microsoft;

- We founded the Migration and Transformation Consortium, a global network of companies which specialises in modernising legacy systems with a combination of our software, specialist technology and legacy expertise;

- Many systems integrators such as EDS, Accenture and CSC work with us to provide migration and deployment services which use our Lift & Shift

software to minimise the risk of moving to a contemporary platform; and

- Our application partners offer a range of packaged applications which feature the latest technology innovations and which can be implemented across a wide range of mainframe and contemporary platforms.

Long-term customer relationships have resulted in a relatively stable stream of revenue from recurring maintenance fees, as well as from licence fees from packaged application providers.

Strategy

Our objective is to be the leading global provider of legacy development and deployment software. We believe we will achieve this with the strategies outlined below.

We will endeavour to strengthen relationships with existing customers by promoting our complementary Leverage & Extend and Lift & Shift solutions. We believe that opportunities also exist to help systems integrators develop and deploy their own legacy applications.

The market for mainframe migration is expanding rapidly. We have been involved in more than 20 Lift & Shift projects since we launched the software in April 2004. We aim to increase awareness of this product through marketing and by establishing alliances with large systems integrators, and software and hardware vendors, including members of the Mainframe Migration Alliance. The increasing level of interest from customers and the growth in the average size of projects is, we believe, evidence that the market for mainframe migration continues to grow.

We aim to increase indirect sales through packaged applications providers, systems integrators and resellers by strengthening existing relationships with key industry players, such as Accenture, EDS and CSC, and by developing new relationships with other industry leaders. We intend to continue to focus on selling software licences, and the associated maintenance, and to rely on our systems integrator partners for professional services.

We will endeavour to continue to develop innovative technology and we will further invest in expanding the features and functionality of our technology and products. We intend to maintain a leading position in our market for legacy application development and deployment software by co-operating with our partners to expand the coverage of our technologies and products.

We will pursue selected technology-based acquisitions to take advantage of the growing mainframe migration market. This will enable us to ensure that our technologies cover all the necessary legacy and contemporary architectures, platforms and applications. Any acquisition will be incremental and will be selected to supplement existing products and to expand our customer base.

Our Board and people

Prior to the IPO, the Board was strengthened with the appointment of Kevin Loosemore as Non-executive Chairman and David Maloney as a Non-executive Director. Mr Loosemore has more than 20 years experience in the information technology and communications industries in which he has held senior roles including Chief Operating Officer of Cable & Wireless plc until 31 March 2005, President, Motorola Europe, Middle East and Africa and Chief Executive of IBM UK. Mr Maloney is a Non-executive Director of Virgin Mobile Holdings (UK) plc and was previously Chief Financial Officer of Le Meridien Hotels and Resorts and of Thomson Travel Group and Preussag Airlines, as well as Group Finance Director of Avis Europe plc.

In addition, we are pleased to announce today the appointment of John Browett, Operations Director - UK for Tesco, as a Non-executive Director with immediate effect. Further details regarding this appointment have been announced separately today.

We are grateful to all our employees, for their energy, commitment and contribution during the past year, which has been a time of immense change and demanding deadlines.

Outlook

We are pleased to announce a strong set of full-year results, building on the substantial revenue and operating margin growth the Group has achieved since its independence in August 2001. We believe this financial performance is further endorsement of our technology leadership and our strong and growing network of business partners.

As companies around the world seek to reduce operating cost and become more

agile, so they are increasingly looking to exploit their investment in legacy IT assets. By helping our customers manage legacy more effectively and drive reuse within contemporary contexts, Micro Focus unlocks business value. Moreover, our evolutionary approach comes with much less risk than alternative strategies based on wholesale system replacement.

Our business model is continuing to prove its value. In recent months we have achieved greater penetration of our target markets and, following the IPO and the repayment of loans, we are financially well positioned to maintain profitable growth and generate cash. The Company continues to make good progress and is well positioned for continued growth in the year ahead.

Certain statements in this announcement are "forward-looking statements". The forward- looking statements can be identified by the use of forward-looking terminology including the terms 'believes', 'plans', 'projects', 'targets', 'aims', 'would', 'could', 'anticipates', 'expects', 'intends', 'may' or 'will' and include statements that the Company makes concerning the intended results of its strategy. The Company's actual results may differ materially from those predicted by the forward-looking statements. Subject to any obligations under the listing rules of the UK Financial Services Authority, the Company undertakes no obligation to update publicly or revise forward-looking statements, except as required by law. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

Micro Focus International Plc
Balance sheet as at 30 April 2005

	2005 $
Current assets	
Cash	2
Debtors	95,354
Net current assets	95,356
Total assets less current liabilities	95,356
Net assets	95,356
Capital and reserves	
Called up share capital	95,356
Equity shareholder's funds	95,356

Micro Focus International Plc
Cash flow statement for the period ended 30 April 2005

	Period from 21 May 2004 to 30 April 2005 $
Financing	
Issue of ordinary share capital	2
Net cash inflow from financing	2
Increase in net cash	2
Cash at 30 April 2005	2

Notes

1) The Company did not trade during the period from formation to 30 April 2005

2) Post balance sheet events

On 17 May 2005 (immediately prior to the IPO) the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share

exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company. On 17 May 2005, 51,069,602 new ordinary shares in the capital of the Company were issued to institutional investors in the IPO and these shares, as well as the Company's existing ordinary shares, were admitted to the Official List and to the London Stock Exchange to be traded on its market for listed securities. The 50,000 redeemable preference shares in issue immediately before the IPO were redeemed and then sub-divided and reclassified into ordinary shares of 10p each by the Company after the IPO.

Micro Focus International Limited

Consolidated profit and loss account for the year ended 30 April 2005

	Notes	2005 $'000	2004 $'000
Turnover		150,645	126,268
Cost of sales		(6,327)	(8,279)
Gross profit		144,318	117,989
Selling and distribution costs		(48,106)	(39,697)
Research and development		(23,407)	(22,350)
Amortisation of goodwill		(3,769)	(3,769)
Share-based compensation payments		(3,581)	(840)
Reorganisation costs		(2,302)	-
Other administrative expenses		(27,229)	(26,094)
Total administrative expenses		(36,881)	(30,703)
Operating profit		35,924	25,239
Net interest payable		(8,274)	(3,233)
Profit on ordinary activities before taxation		27,650	22,006
Tax on profit on ordinary activities		(10,101)	(7,771)
Profit for the financial year		17,549	14,235
Dividends		(78,800)	(28,450)
Accumulated loss for the financial year		(61,251)	(14,215)
Earnings per ordinary share			
-Basic	5	11.91c	9.78c
-Diluted		11.66c	9.49c

Micro Focus International Limited
Consolidated balance sheet as at 30 April 2005

	Notes	2005 $'000	2004 $'000
Fixed assets			
Intangible assets		38,635	42,404
Tangible assets		3,667	4,115
		42,302	46,519
Current assets			
Stock		350	312
Debtors		50,245	37,925
Deferred tax asset		3,722	5,998
Investments		8,313	7,166
Cash at bank and in hand		24,557	17,254
		87,187	68,655
Creditors - Amounts falling due within one year		(91,174)	(73,654)
Net current liabilities		(3,987)	(4,999)
Total assets less current liabilities		38,315	41,520
Creditors - Amounts falling due after			
more than one year		(110,298)	(55,517)
Net liabilities		(71,983)	(13,997)
Capital and reserves			
Called up share capital		-	1
Share premium account		3,376	2,946
Profit and loss reserve (deficit)		(75,190)	(17,062)
Other reserves		(169)	118
Total shareholders' deficit	3	(71,983)	(13,997)

Micro Focus International Limited
Consolidated cash flow statements for the year ended 30 April 2005

	Notes	2005 $'000	2004 $'000
Net cash inflow from operating activities	2	46,380	31,726
Returns on investments and servicing of finance			
Interest received		382	141
Interest paid		(5,274)	(3,160)
Issue costs of new bank loan		(2,959)	-
Interest element of finance lease payments		(19)	-
Net cash outflow from returns on investments and servicing of finance		(7,870)	(3,019)
Taxation		(2,368)	(2,417)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,360)	(1,207)
Proceeds on disposal of tangible fixed assets		23	-
Net cash outflow for capital expenditure and financial investment		(1,337)	(1,207)
Equity dividends paid to shareholders		(78,800)	(28,450)
Net cash outflow before use of liquid resources and financing		(43,995)	(3,367)
Management of liquid resources			
(Increase)/reduction in short-term deposits with banks		(1,147)	(6,440)
Net cash (outflow)/inflow from the management of liquid resources		(1,147)	(6,440)
Financing			
Issue of ordinary share capital		505	7
Capital element of finance lease payments		(42)	-
Increase in borrowings		50,500	15,550
Net cash inflow from financing		50,963	15,557
Increase in net cash		5,821	5,750

Notes

1) Basis For Preparation

The figures and financial information for the years ended 30 April 2005 and 2004 do not constitute the statutory financial statements. Financial statements for the year ended 30 April 2004 have been prepared and included the auditor's report, which was unqualified. Final statements for the year end 30 April 2005 are expected to be distributed during August 2005 and will be available from the registered office of the company.

The Company anticipates releasing yearly and half-yearly results as required under applicable regulations.

Copies of this announcement are available for the Company Secretary at the registered offices of the Company, which is, The Lawn, 22-30 Old Bath Road Newbury, RG14 1QN, Berkshire. The announcement was approved by the Board on 29 June 2005.

2) Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

Continuing operations	2005 $'000	2004 $'000
Operating profit	35,924	25,239
Depreciation charge (net of loss on disposals)	1,981	1,849
Goodwill amortisation	3,769	3,769
Compensation share-option charge	3,581	840
(Increase) in stocks	(38)	(122)
(Increase) in debtors	(12,320)	(4,300)
Increase in creditors	13,483	4,451
Total net cash inflow from operating activities	46,380	31,726

3) Deficit on Reserves

The deficit on reserves has arisen from the payment of substantial dividends. Under Cayman law the unrealised profit on the revaluation of an asset may be used to find a dividend. As such the Directors obtained an independent valuation of the intellectual property held in the Operating Company and its subsidiaries, which confirmed the adequacy of distributable reserves under Cayman law.

4) Post balance sheet events

On 17 May 2005 (immediately prior to the IPO) the Company acquired the entire issued share capital of the Operating Company by way of a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company.

On 17 May 2005 the Company's ordinary shares were admitted to the Official List and to the London Stock Exchange to be traded on its market for listed securities.

On 20 May 2005 the outstanding debt of $110,625,000 owed by the Company to Wells Fargo Foothill, Inc. and DB Zwirn Special Opportunities Fund was repaid in full.

5) Earnings per share

The calculation of basic earnings per share has been based on the earnings attributable to ordinary shareholders of the Operating Company and the weighted average number of shares for each period. This is after taking account of the restructuring of the share capital of the Operating Company, which resulted in the previous shareholders of the Operating Company receiving three ordinary shares in the Company for every one ordinary share they previously held in the Operating Company.

The diluted earnings per share has been calculated after taking account of the share options.

6) Segmental reporting

The directors consider there to be only one class of business being the provision of legacy application development and deployment software for contemporary platforms. Therefore, only geographical information is given below.

Turnover

	2005	2004
	$'000	$'000
Geographical analysis		
North America	73,173	61,357
Europe and the Middle East	57,365	47,537
Rest of the World	20,107	17,374
Total	150,645	126,268

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

Profit on ordinary activities before taxation

	2005	2004
	$'000	$'000
Geographical analysis		
North America	22,532	17,138
Europe and the Middle East	3,838	4,353
Rest of the World	9,554	3,748
	35,924	25,239
Net interest payable	(8,274)	(3,233)
Total	27,650	22,006

Net assets/(liabilities)

	2005	2004
	$'000	$'000
Geographical analysis		
North America	(2,879)	(2,955)

Europe and the Middle East	1,368	5,352
Rest of the World	2,143	1,336
	632	3,733
Goodwill	38,635	42,404
	39,267	46,137
Bank loans	(111,250)	(60,134)
Net assets/(liabilities)	(71,983)	(13,997)

END

FR SDWEFSSISEDM

Regulatory News

REG-Micro Focus Intl plc Appointment
Released: 01/07/2005

RNS Number:3297O
Micro Focus International plc
01 July 2005

Embargoed for 7.00am, Friday 1 July 2005

Micro Focus International plc

Appointment of Non-Executive Director

Micro Focus International plc ("Micro Focus"; LSE MCRO.L), Unlocking the Value of Legacy(TM)", the software company, announces the appointment of John Browett as a Non-Executive Director with immediate effect.

Mr Browett, 41, is Operations Director - UK for Tesco, a role he has held since January 2004. Prior to this, he was Chief Executive for Tesco.com for four years, during which he was also responsible for Tesco Telecom, including Tesco Mobile. Mr Browett joined Tesco as Group Strategy Director in September 1998.

Before this, Mr Browett worked for five years at the Boston Consulting Group in London having completed an MBA at the Wharton Business School, where he graduated as a Palmer Scholar. He previously worked as a corporate financier specialising in buy-outs in the US and Europe. Mr Browett has a degree in Zoology from Cambridge University.

Commenting on this appointment, Tony Hill, Chief Executive of Micro Focus, said:

"We are delighted to welcome John Browett to our Board. He has an unusually broad skills base, having worked in finance and strategic consultancy as well as in business, with a very successful career at Tesco. We are pleased that John has chosen Micro Focus as his first Non-executive Directorship and look forward to benefiting from his considerable experience."

Micro Focus published its maiden results as a listed company today in a separate announcement today.

There are no other details to be disclosed in respect of the requirements of paragraph 9.6.13R of the Listing Rules of the UK Financial Services Authority.

Enquiries:
Micro Focus Tel: +44 (0)1635 32646
Tony Hill, Chief Executive Officer

Richard Lloyd, Chief Financial Officer
Michael Kearney, Director, Investor Relations

Financial Dynamics Tel: +44 (0)20 7831 3113
Giles Sanderson
Harriet Keen
Cass Helstrip

END

BOAURRARVNRNOUR

Regulatory News


RECEIVED
2006 MAR -1 P 1:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Micro Focus Intl plc Block Listing
Released: 07/07/2005

RNS Number:6235O
Micro Focus International plc
07 July 2005

Micro Focus International plc

Application has been made to the Financial Services Authority and the London Stock Exchange plc for a total of 4,000,000 Ordinary shares of 10 pence each (" shares") to be admitted to the Official List.

It is expected that admission will be granted on 8 July 2005 and trading will commence on 11 July 2005.

These shares are being reserved under a block listing and will be issued pursuant to the Micro Focus International plc Group Employee Share Plans.

When issued, these shares will rank pari passu with the existing Ordinary shares.

END

BLRSSAFDWSISEDW

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 13/07/2005

RNS Number:8276O
Micro Focus International plc
13 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4 (1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 324 (AS EXTENDED BY SECTION 328) OF THE COMPANIES ACT 1985

3. Name of person discharging managerial responsibilities/director

MR JOHN BROWETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identi: the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest3

NOTIFICATION RELATES TO THE DIRECTOR NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR JOHN BROWETT

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

5,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0025%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

14. Date and place of transaction

	163 PENCE PER ORDINARY SHARE		12 JULY 2005, NEWBURY, BERKSHIRE
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
			12 JULY 2005
	5,000 ORDINARY SHARES (0.0025%)		
17.	Additional information	18.	Name of contact and telephone number for querie:
	NONE		JANE SMITHARD, 01635 565 492

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBBGDRIBBGGUX

Regulatory News


RECEIVED
2006 MAR -1 P 1:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 15/07/2005

RNS Number:9561O
Micro Focus International plc
15 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

   MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

   MR ANDY SINCLAIR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest3

   NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   MR ANDY SINCLAIR

8 State the nature of the transaction

   DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

    40,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    0.02%

13. Price per share or value of transaction

    158 PENCE PER ORDINARY SHARE

14. Date and place of transaction

    15 JULY 2005, NEWBURY, BERKSHIRE

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    200,000 ORDINARY SHARES (0.1%)

16. Date issuer informed of transaction

    15 JULY 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBLGDRDXBGGUU

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 03/08/2005

RNS Number:7101P
Micro Focus International plc
03 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR KEVIN BREARLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR KEVIN BREARLEY

8 State the nature of the transaction

ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN"), AND SUBSEQUENT DISPOSAL OF ALL SUCH ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

32,025 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0161295%

11. Number of shares, debentures or financial instruments relating to shares disposed

32,025 ORDINARY SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0161295%

13. Price per share or value of transaction

UPON EXERCISE OF OPTIONS:

16,875 ORDINARY SHARES WERE ACQUIRED AT US$0.0180366 PER SHARE;

11,250 ORDINARY SHARES WERE ACQUIRED AT US$0.0066666 PER SHARE; AND

3,900 ORDINARY SHARES WERE ACQUIRED AT US$0.11 PER SHARE,

14. Date and place of transaction

2 AUGUST 2005, NEWBURY

IN ACCORDANCE WITH THE RULES OF THE PLAN.

UPON DISPOSAL, EACH ORDINARY SHARE WAS SOLD FOR 176.5 PENCE

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL
0%

16. Date issuer informed of transaction

2 AUGUST 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END
RDSBRGDIXDGGGUX

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 05/08/2005

RNS Number:8166P
Micro Focus International plc
05 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MRS SUE DICKINSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest3

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MRS SUE DICKINSON

8 State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

120,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.060424%

13. Price per share or value of transaction

174.25 PENCE PER ORDINARY SHARE

14. Date and place of transaction

04 AUGUST 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not

16. Date issuer informed of transaction

be taken into account when calculating percentage)

04 AUGUST 2005

120,000 ORDINARY SHARES (0.06042%)

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBLGDIGDGGGUU

Regulatory News


RECEIVED
2006 MAR -1 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Micro Focus Intl plc Holding(s) in Company
Released: 08/08/2005

RNS Number:8451P
Micro Focus International plc
08 August 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 5 August 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 4 August 2005, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 13,976,646 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 7.04% of the Company's issued ordinary share capital.

Of these 13,976,646 shares:

(a) The interest in 12,802,990 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 1,173,656 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

END

HOLUWAURVORWRAR

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 11/08/2005

RNS Number:0312Q
Micro Focus International plc
11 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR JOSEPH MASCIO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest3

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR JOSEPH MASCIO

8 State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIL

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NIL

11. Number of shares, debentures or financial instruments relating to shares disposed

20,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.01007%

13. Price per share or value of transaction

5000 ORDINARY SHARES WERE DISPOSED AT 175 PENCE PER SHARE

14. Date and place of transaction

10 AUGUST 2005, LONDON

15000 ORDINARY SHARES WERE DISPOSED AT 173 PENCE PER SHARE

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

220,000 ORDINARY SHARES (0.11077%)

16. Date issuer informed of transaction

10 AUGUST 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBRGDIDSBGGUB

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 12/08/2005

RNS Number:0716Q
Micro Focus International plc
12 August 2005



NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR GARY CLARKE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR GARY CLARKE

8 State the nature of the transaction

ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN")

9. Number of shares, debentures or financial instruments relating to shares acquired

13,275 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0066843%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

UPON EXERCISE OF OPTIONS:

5,625 ORDINARY SHARES WERE ACQUIRED AT US$0.0180366 PER SHARE;

3,750 ORDINARY SHARES WERE ACQUIRED AT US$0.0066666 PER SHARE; AND

14. Date and place of transaction

12 AUGUST 2005, NEWBURY

3,900 ORDINARY SHARES WERE ACQUIRED AT
US$0.11 PER SHARE,

IN ACCORDANCE WITH THE RULES OF THE PLAN.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

41,400 ORDINARY SHARES (0.020846%)

16. Date issuer informed of transaction

12 AUGUST 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBLGDICDBGGUD

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 31/08/2005

RNS Number:6800Q
Micro Focus International plc
31 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR GLENN BOYET

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR GLENN BOYET

8 State the nature of the transaction

ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN"), AND SUBSEQUENT DISPOSAL OF ALL SUCH ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

22,500 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.011322%

11. Number of shares, debentures or financial instruments relating to shares disposed

22,500 ORDINARY SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.011322%

13. Price per share or value of transaction

UPON EXERCISE OF OPTIONS:

22,500 ORDINARY SHARES WERE ACQUIRED AT US$0.0180366 PER SHARE

14. Date and place of transaction

31 AUGUST 2005, NEWBURY

IN ACCORDANCE WITH THE RULES OF THE PLAN.

UPON DISPOSAL, EACH ORDINARY SHARE WAS SOLD FOR 172 PENCE

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL 0%

16. Date issuer informed of transaction

31 AUGUST 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBRGDISGXGGUB

Regulatory News

REG-Micro Focus Intl plc Trading Statement
Released: 07/09/2005

RNS Number:9346Q
Micro Focus International plc
07 September 2005

7 September 2005: embargoed until 7.00am

Micro Focus International plc ("Micro Focus" or "the Company")

Trading Statement

A weaker than usual August has led to the four months' revenues to 31 August 2005 being below management's expectations. The Board has conducted a detailed review and has considered the implications for the full-year to 30 April 2006. As a result, the Board currently believes that full-year revenue growth is likely to be mid-single digit on a constant currency basis, with second half growth rates higher than the first.

This revenue shortfall has principally arisen from recent significant disruptions within the sales force, which have delayed a planned expansion of the sales team. These disruptions include the now completed major restructuring of two European country teams and several replacement hires in the United States.

Whilst good progress has been made in developing the partner sales channel and building stronger relationships with our systems integrator partners, a further contributory factor has been a slower than expected contribution from this part of our sales channel.

It is anticipated that the revenue shortfall will only have a slight impact on the pre exceptional EBITDA margin percentage for the financial year. This margin percentage is now expected to be slightly lower than the percentage achieved for year-ended 30 April 2005, largely due to the salesforce restructuring and the additional costs of being a listed company.

Commenting, Tony Hill, Chief Executive Officer of Micro Focus International plc, said:

"Clearly it is disappointing to be announcing that we are behind our expectations for revenue, however we have acted quickly to identify the issues behind the shortfall, which were largely operational, and actions have and are being taken to rectify them. The Board remains confident that the Company's strategy and partner-centric model are appropriate for today's market. We will fix these execution issues and we remain positive about the long-term prospects of the Company and its market opportunity".

Contacts:

Micro Focus International plc	On the day: +44 (0) 20 7831 3113
Tony Hill, Chief Executive Officer	Thereafter+44 (0) 1635 32646
Richard Lloyd, Chief Financial Officer	
Michael Kearney, Director, Investor Relations	
Financial Dynamics	+44 (0) 20 7831 3113
Giles Sanderson	
Harriet Keen	

END

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 09/09/2005

RNS Number:1107R
Micro Focus International plc
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

KAREN COPSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KAREN COPSON

8 State the nature of the transaction

ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN) AND SUBSEQUENT DISPOSAL OF ALL SUCH ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

18,750 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0094319%

11. Number of shares, debentures or financial instruments relating to shares disposed

18,750 ORDINARY SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0094319%

13. Price per share or value of transaction

UPON EXERCISE OF OPTIONS:

14. Date and place of transaction

7TH SEPTEMBER, NEWBURY

18,750 ORDINARY SHARES WERE ACQUIRED AT
US$0.11 PER SHARE

IN ACCORDANCE WITH THE RULES OF THE PLAN.

UPON DISPOSAL, EACH ORDINARY SHARE WAS SOLD
FOR 170 PENCE

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

7TH SEPTEMBER 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBRGDCSBGGGUC

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 09/09/2005

RNS Number:1143R
Micro Focus International plc
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(b)

3. Name of person discharging managerial responsibilities/director

MR KEVIN LOOSEMORE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR KEVIN LOOSEMORE

8 State the nature of the transaction

ACQUISITION OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

89,716 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0451303%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
NIL

13. Price per share or value of transaction

SHARE PRICE 110.63 PENCE

14. Date and place of transaction

UBS, 1 FINSBURY AVENUE LONDON EC2M2PP

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

166,639 ORDINARY SHARES

0.0838252%

16. Date issuer informed of transaction

09 SEPTEMBER 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBIGDCCGGGGUC

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 09/09/2005

RNS Number:1113R
Micro Focus International plc
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

SAMANTHA BECKWITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SAMANTHA BECKWITH

8 State the nature of the transaction

ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN)

9. Number of shares, debentures or financial instruments relating to shares acquired

3,900 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0019618%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

UPON EXERCISE OF OPTIONS:

3,900 ORDINARY SHARES WERE ACQUIRED AT US$0.11 PER SHARE

IN ACCORDANCE WITH THE RULES OF THE PLAN.

14. Date and place of transaction

8TH SEPTEMBER, NEWBURY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

8TH SEPTEMBER 2005

35,925 ORDINARY SHARES
(0.0180715%)

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBRGDCRBGGGUC

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 09/09/2005

RNS Number:1110R
Micro Focus International plc
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

JENNY ONSLOW

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JENNY ONSLOW

8 State the nature of the transaction

ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN)

9. Number of shares, debentures or financial instruments relating to shares acquired

13,275 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0066777%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

UPON EXERCISE OF OPTIONS:

5,625 ORDINARY SHARES WERE ACQUIRED AT US$0.0180366 PER SHARE;

3,750 ORDINARY SHARES WERE ACQUIRED AT

14. Date and place of transaction

8TH SEPTEMBER, NEWBURY

US$0.0066666 PER SHARE

3,900 ORDINARY SHARES WERE ACQUIRED AT
US$0.11 PER SHARE

IN ACCORDANCE WITH THE RULES OF THE PLAN.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

45,300 ORDINARY SHARES

(0.022787%)

16. Date issuer informed of transaction

8TH SEPTEMBER 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBRGDCLBGGGUC

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 13/09/2005

RNS Number:2243R
Micro Focus International plc
13 September 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 5 September 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 1 September 2005, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 13,946,116 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 7.012% of the Company's issued ordinary share capital.

Of these 13,946,116 shares:

(a) The interest in 12,759,946 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 1,186,170 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

END

HOLUOONRVKRKAAR

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 13/09/2005

RNS Number:2245R
Micro Focus International plc
13 September 2005

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 6 September 2005, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 5 September 2005, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 13,520,116 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 6.8% of the Company's issued ordinary share capital.

Of these 13,520,116 shares:

(a) The interest in 12,333,946 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 1,186,170 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

END

HOLUOSNRVARKAAR

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 23/09/2005

RNS Number:7083R
Micro Focus International plc
23 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

DR MICHAEL GILBERT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DR MICHAEL GILBERT

8 State the nature of the transaction

ACQUISITION OF ORDINARY SHARES ON EXERCISE OF OPTIONS UNDER THE MICRO FOCUS 2001 SHARE PURCHASE AND OPTION PLAN (THE "PLAN")

9. Number of shares, debentures or financial instruments relating to shares acquired

35,925 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.018054%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

UPON EXERCISE OF OPTIONS:
16,875 ORDINARY SHARES WERE ACQUIRED AT US$0.0180366 PER SHARE;

11,250 ORDINARY SHARES WERE ACQUIRED AT US$0.0066666 PER SHARE; AND

14. Date and place of transaction

22 SEPTEMBER 2005,
THE LAWN, 22-30 OLD BATH ROAD
NEWBURY
BERKSHIRE
RG14 1QN

7,800 ORDINARY SHARES WERE ACQUIRED AT
US$0.11 PER SHARE,

IN ACCORDANCE WITH THE RULES OF THE PLAN.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

45,300 ORDINARY SHARES (0.022765%)

16. Date issuer informed of transaction

22 SEPTEMBER 2005

17. Additional information

NONE

18. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565 492

END

RDSBLGDCBDDGGUX

Regulatory News

REG-Micro Focus Intl plc Result of AGM
Released: 28/09/2005

RNS Number:9079R
Micro Focus International plc
28 September 2005

28 September 2005

Micro Focus International plc

Result of AGM

At the Company's Annual General Meeting, held at 2.00pm today in Newbury, all resolutions proposed at the meeting were duly passed.

ENDS

Enquiries:
Micro Focus Tel: +44 (0)1635 32646
Michael Kearney, Director, Investor Relations

Financial Dynamics Tel: +44 (0)20 7831 3113
Giles Sanderson
Harriet Keen
Cass Helstrip

This information is provided by RNS
The company news service from the London Stock Exchange
END

RAGSEUFMASISEIU



Micro Focus International plc

VOTING RESULTS of the ANNUAL GENERAL MEETING

At the Company's Annual General Meeting, held at 2.00pm on Wednesday 28th September 2005 in Newbury, all resolutions proposed at the meeting were duly passed.

Ordinary Resolutions	NUMBER OF PROXIES	TOTAL NUMBER OF VOTES CAST	% VOTES CAST FOR	% VOTES CAST AGAINST	NUMBER ABSTAINING
1. To receive the report of the directors and financial statements for the year ended 30 April 2005.	167,259,993	176,143,100	100	0	0
2. To approve the remuneration report of the directors for the year ended 30 April 2005.	165,456,977	174,340,084	100	0	1,803,016
3. That Kevin Loosemore, a director retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.	167,259,993	176,143,100	100	0	0
4. That David Maloney, a director retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.	167,259,993	176,143,100	100	0	0
5. That Dr Anthony Hill, a director retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.	167,259,993	176,143,100	100	0	0
6. That Richard Lloyd, a director retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.	167,259,993	176,143,100	100	0	0
7. That David Dominik, a director retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.	167,259,993	176,143,100	100	0	0



MICRO FOCUS

8. That Prescott Ashe, a director retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.	167,259,993	176,143,100	100	0	0
9. That John Browett, a director retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.	167,259,993	176,143,100	100	0	0
10. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company until the next Annual General Meeting.	167,259,993	176,143,100	100	0	0
11. To authorise the audit committee to determine the remuneration of the auditors.	167,259,883	176,142,990	100	0	110
12. That the authority conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed, and for this purpose: 12.1 the Section 80 Amount be £6,619,869; and 12.2 the prescribed period be the period ending on the date of the Annual General Meeting in 2006 or on 28 December 2006, whichever is earlier.	167,259,993	176,143,100	99.83	0.17	0
Special Resolution					
13. That, subject to the passing of resolution 12, the authority conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the prescribed period specified in resolution 12.2 and for such period the Section 89 Amount be £992,980 with such amount including the sale of ordinary shares held in treasury.	167,259,993	176,143,100	99.995	0.005	0
14. That, subject to, and in accordance with, the Company's Articles of Association, the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of that Act) of ordinary shares of 10 pence each in the capital of the Company provided that:	167,259,993	176,143,100	100	0	0

14.1 the maximum aggregate number of ordinary shares hereby authorised to be acquired is 19,859,608; 14.2 the minimum price which may be paid for an ordinary share is 10 pence; 14.3 the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotation as derived from the Official List of the Financial Services Authority for the five business days immediately preceding the day on which such share is contracted to be purchased 14.4 the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company held in 2006, or if earlier, on the date which is 18 months from the date of this resolution; 14.5 the Company may make any purchase of its ordinary shares pursuant to a contract concluded before the authority hereby conferred expires and which will or may be executed wholly or partly after the expiry of such authority; and 14.6 all shares purchased pursuant to the said authority shall either: (i) be cancelled immediately on completion of the purchase; or (ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.					
15. That the Company's Memorandum of Association be amended by adding the following wording after the word "liability" on the 14th line of object 4.19: "and (iii) to provide a director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in Section 337A(2) of the Act, and to do anything to enable a director to avoid incurring such expenditure to the extent permitted by law."	167,259,993	176,143,100	100	0	0


MICRO
FOCUS

Enquiries:

Micro Focus
Michael Kearney, Director, Investor Relations
Tel: +44 (0)1635 32646

Financial Dynamics
Giles Sanderson
Harriet Keen
Cass Helstrip
Tel: +44 (0)20 7831 3113

Regulatory News

REG-Micro Focus Intl plc Re: Document On View
Released: 11/10/2005

RNS Number:5300S
Micro Focus International plc
11 October 2005

11 October 2005

SPECIAL RESOLUTION PASSED AT THE ANNUAL GENERAL MEETING OF MICRO FOCUS INTERNATIONAL PLC ON 28 SEPTEMBER 2005

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No 020 7676 1000

Enquiries:
Micro Focus
Company Secretary Tel: +44(0) 1635 32646

END
MSCMBBRTMMTBBJA

Regulatory News

REG-Micro Focus Intl plc Non-Executive Director
Released: 24/10/2005

RNS Number:0513T
Micro Focus International plc
24 October 2005

Monday 24 October 2005

Micro Focus International plc

Non-Executive Director of Micro Focus International plc appointed
Non-Executive Director of Carillon plc

Micro Focus International plc announces today that David Maloney, one of the Company's non-executive directors, has, with effect from 1st November 2005, been appointed as a non-executive director of Carillon plc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDNPKQKNKBDDQKB

Regulatory News

REG-Micro Focus Intl plc Notice of Results
Released: 11/11/2005

RNS Number:0271U
Micro Focus International plc
11 November 2005

11 November 2005

Micro Focus International plc
Notice of results

Micro Focus International plc ("Micro Focus"; LSE MCRO.L), a UK software company, will announce its interim results for the six months ended to 31 October 2005 on Thursday 1 December 2005.

Micro Focus listed on the main market of the London Stock Exchange on 17 May 2005.

Enquiries:

Giles Sanderson/Harriet Keen
Financial Dynamics
Tel: 020-7831-3113


RECEIVED
2005 MAR -1 P 1:16


MICRO FOCUS



Unlocking the Value of Legacy

Interim report 2005

Contents

Micro Focus, founded in 1976, is a leading provider of legacy development and deployment software. Our Leverage and Extend and Lift and Shift™ solutions enable our customers, which include more than 70 of the 2004 Fortune "Global 100" companies, to continue to gain value from their legacy of investment in business applications.

We enable more than 5,000 customers and one million licensed users, across the financial services, government, healthcare, retail, manufacturing and software industries, worldwide, to improve their efficiency, to take advantage of Web Services and to migrate legacy applications to modern environments. We also work with a variety of partners, including systems integrators, platform providers, resellers and other technology companies, to extend our capabilities.

Our ability to deliver evolutionary and cost-effective solutions is sustained by our commitment to remaining at the forefront of technology and product development.

Key highlights

- Results for the six months in line with revised management expectations
- Turnover increased 3.3% to US$72.9 million (2004: US$70.5 million)
- Operating profit decreased 24.0% to US$13.7 million (2004: US$18.0 million)
- Operating profit excluding non-recurring IPO related costs* increased by 3.0%
- EBITDA decreased 23.1% to US$14.6 million (2004: US$18.9 million)
- Adjusted EBITDA decreased 6.2% to US$20.5 million (2004: US$21.9 million)
- Basic earnings per share decreased 32.4% to 4.7 cents (2004: 6.9 cents)
- Interim dividend of 2 cents per share
- Nick Bray becomes Chief Financial Officer, effective on or before 1 February 2006

** Refers to non-recurring costs of US$6.5m relating to the IPO and associated corporate restructuring*

Operating and financial review

Overview

A weaker than usual August led to revenues for the first four months of the current financial year being below our expectations. A detailed review was immediately undertaken and a trading statement was made on 7 September 2005, updating the market on the implications for the full year. We acted quickly to identify the issues behind the revenue shortfall and took action to rectify them. We are pleased to report positive progress and that results for the first six months are in line with our revised expectations.

Basis of preparation

Micro Focus listed on the main market of the London Stock Exchange on 17 May 2005 ("the IPO"). The Company acquired the entire issued share capital of Micro Focus International Limited ("the Operating Company") on 17 May 2005, immediately prior to the IPO. The results published herein represent the combined results for the Operating Company and its subsidiaries for the period from 1 May 2005 to 16 May 2005 together with the results for the Company and its subsidiaries for the period from 17 May 2005 to 31 October 2005. The combined results for the two entities for the total six-month period from 1 May 2005 to 31 October 2005 have therefore been presented as a single set of figures, prepared in accordance with IFRS.

Results of operations

The Company's consolidated financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP") until 30 April 2005. UK GAAP differs in some areas from IFRS. In preparing these interim financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of the six months ended 31 October 2004 and the year ended 30 April 2005 were restated to reflect these adjustments.

Turnover

Turnover for the six months to 31 October 2005 increased by 3.3% (constant currency: 3.2%) to $72.9 million (2004: $70.5 million). The Directors consider there to be only one class of business being the provision of legacy application development and deployment software for contemporary platforms. Therefore, only geographical segmental analysis is provided below.

Geographical analysis	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
North America	35,023	35,943	73,173
Europe and the Middle East	25,740	25,029	57,365
Rest of the World	12,096	9,570	20,107
Total	**72,859**	**70,542**	**150,645**

Operating and financial review

North America
Total turnover decreased by $0.9 million or 2.6% due to a decrease in license fee revenue during the period. Recurring revenue provided by partners and the strong support customer base continued to show growth.

Europe and the Middle East
Total turnover increased by $0.7 million or 2.8%, driven by strong growth in maintenance fee revenue, more than offsetting the fall in license fee income.

Rest of the World
Total turnover increased by $2.5 million. Both Japan and Australia have exhibited double-digit growth.

Cost of sales
Cost of sales for the six months to 31 October 2005 increased by 8.7% to $6.5 million (2004: $6.0 million). The increase in cost of sales was principally driven by higher consultancy costs resulting from stronger consultancy revenues.

Operating profit and EBITDA
Operating profit decreased 24.0% to $13.7 million (2004: $18.0 million). However, operating profit excluding non-recurring costs highlighted below increased by 3.0% to $20.1 million for the same period (2004: $19.5 million).

EBITDA for the six months to 31 October 2005 decreased by 23.1% to $14.6 million (2004: $18.9 million). Adjusted EBITDA decreased by 6.2% to $20.5 million (2004: $21.9 million). The reductions were principally due to an increase in selling and distribution costs resulting from restructuring to maximize sales and profitability.

The difference between the increase in adjusted operating profit and the decrease in adjusted EBITDA is due mainly to the swing in share-based compensation, the effect of which ($1.9 million) has been excluded from the calculation of adjusted EBITDA.

Below shows a table reconciling operating profit to EBITDA and adjusted EBITDA

	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
Operating profit	**13,657**	**17,967**	**40,914**
Depreciation	475	508	1,005
Amortisation	426	465	1,099
Earnings before interest tax depreciation and amortisation (EBITDA)	**14,558**	**18,940**	**43,018**
Share based compensation	(500)	1,373	3,581
Non recurring costs:			
Early termination of Management fees on IPO	4,683	–	–
Management fees	–	600	1,200
IPO and reorganisation costs	1,775	965	2,194
Adjusted EBITDA	**20,516**	**21,878**	**49,994**

Tax on profit on ordinary activities

Tax on profit on ordinary activities for the six months to 31 October 2005 decreased to $3.9 million (2004: $5.7 million). The decrease is principally attributable to a lower effective tax rate in the current year, as well as lower taxable income due to the non-recurring items incurred this year.

Profit after tax

Profit on ordinary activities after tax for the six months to 31 October 2005 decreased by 10.5% to $9.0 million (2004: $10.1 million).

Dividends

The Board has approved the payment of a dividend to the holders of record as of 6 January 2006 in the amount of $0.02 per share in anticipation of meeting a dividend policy of 2.5 times dividend cover on a normalised earnings basis. UK and other non-US shareholders will receive an equivalent sterling amount at the payment date of 31 January 2006.

Cash flow

For the six months to 31 October 2005, the Company generated a net cash inflow from operating activities of $10.3 million (2004: $23.0 million). The decrease in net cash inflow was primarily driven by non-recurring costs incurred in relation to the IPO.

Funds generated as a result of the IPO ($110.5 million), have enabled us to pay-off in full our outstanding loans. As at 31 October 2005, the Group had cash and cash equivalents of $38.9 million.

Operating and financial review

Customers

Organisations continue to face the challenge of reducing costs and increasing agility while limiting organisational risk. As much as 80% of an organisation's software budget may be used to maintain and operate legacy applications which have traditionally been too inflexible to integrate with one another or with newer technologies. The lower cost of contemporary platforms combined with technical advances, in areas such as security, flexibility and scalability, and the emergence of enabling technologies, such as web services and service-oriented architectures, has driven many organisations to look for ways to reuse their legacy investments.

Given this backdrop, our complementary solution set of "Lift and Shift™" and "Leverage and Extend" is very relevant. Our products enable organisations to improve their development infrastructure and to extend legacy applications to new users and to move them to contemporary platforms.

The market has also begun to view our products as being complementary, giving us the opportunity to sell a variety of products to customers to meet a broad range of needs. For example, BlueCross BlueShield, the health insurance provider, signed a large contract with us, specifically enabling them to deploy our entire product portfolio.

In addition to BlueCross BlueShield, other significant re-engagement contracts signed in the first six months included AMB Generali, and AXA. A number of existing customers also announced successful migrations of key applications using our software including the US Army, Lombard Insurance, Express Newspapers and Solcorp (a subsidiary of EDS).

Partners

Micro Focus believes that its partnerships are fundamental to its ability to develop, market and distribute its products. Micro Focus' partner-centric strategy focuses on leveraging its relationships to expand its distribution network cost effectively and accelerate the market penetration of its products. Specifically, within our partner network, System Integrators (SIs) are key to delivering our products to customers.

We are pleased with the continued good progress we have made with smaller, local SIs, and have achieved a steady revenue stream from this partner sector throughout the first half of the year. In the case of larger, global SIs, while we have made good progress in building our network of partners, as mentioned in the trading statement on 7 September 2005 the revenue contribution from this part of our sales channel has been slower than anticipated. Given the size and nature of these organisations, we do not anticipate significant incremental revenue to be achieved from our larger SI partners during the current financial year. We continue to work hard on strengthening and expanding these relationships and are making good progress.

Sales execution

In our September trading statement we discussed significant disruptions within the sales-force which had delayed a planned expansion of the sales team. These disruptions included the major

restructuring, now completed, of two European country teams and several replacement hires in the United States. While a very small number of non-critical sales positions have yet to be filled, we are now near budgeted head-count. In addition, we now have a full senior sales management team in operation focused on pipeline development, plus new regional managers in the restructured European teams. Our new salespeople will become increasingly productive in the coming six months.

Our board and people

Having played a key role in the Micro Focus success story from the sale of the business by MERANT Plc in August 2001 through to the Company's subsequent IPO earlier this year, Richard Lloyd, our current Chief Financial Officer, has decided to step down. We are pleased to announce the appointment of Nick Bray as our new Chief Financial Officer with effect on or before 1 February 2006. Nick (aged 40) is the Group Finance Director of Fibernet Group Plc. Richard has agreed to remain working for Micro Focus during a handover period.

Outlook

These results are consistent with our assessment of the performance of the Company at the time of our trading statement on 7 September 2005. Since that time we have made good progress towards resolving the sales execution issues we identified during the period. The board continues to expect the Company to deliver mid-single digit revenue growth for the full year on a constant currency basis.

During the period we have won strategic customer contracts and forged stronger relationships with partners. The board is confident that the Company's strategy and partner-centric model are appropriate for today's market. We are positive about the prospects of the Company and continue to build Micro Focus for profitable, long-term growth.

Consolidated income statement (unaudited)

	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
Turnover	**72,859**	**70,542**	**150,645**
Amortisation of development costs	(2,508)	(2,419)	(4,587)
– Other cost of sales	(4,000)	(3,569)	(6,327)
Total cost of sales	(6,508)	(5,988)	(10,914)
Gross profit	**66,351**	**64,554**	**139,731**
Selling and distribution costs	(24,374)	(22,584)	(48,105)
Research and development	(8,717)	(8,847)	(17,598)
Early termination of management fees on IPO	(4,683)	–	–
Management fees	–	(600)	(1,200)
Reorganisation costs	(1,775)	(965)	(2,194)
Share-based compensation credit (charge)	500	(1,373)	(3,581)
Other administrative expenses	(13,645)	(12,218)	(26,139)
Total administrative expenses	(19,603)	(15,156)	(33,114)
Operating profit	**13,657**	**17,967**	**40,914**
Interest payable and similar charges	(1,158)	(2,400)	(8,656)
Interest receivable and similar income	362	177	382
Profit before tax	**12,861**	**15,744**	**32,640**
Taxation	(3,858)	(5,689)	(11,597)
Profit for the period	**9,003**	**10,055**	**21,043**
Earnings per share expressed in cents per share			
– basic	4.66	6.90	14.28
– diluted	4.61	6.73	13.98
Earnings per share expressed in pence per share			
– basic	2.61	3.80	7.67
– diluted	2.58	3.70	7.51

Consolidated balance sheet (unaudited)

	31 October 2005 $'000	31 October 2004 $'000	30 April 2005 $'000
Assets			
Non current assets			
Goodwill	42,404	42,404	42,404
Intangible assets	7,753	7,164	8,084
Property, plant and equipment	2,236	1,916	2,277
Deferred tax assets	7,748	9,090	8,331
	60,141	**60,574**	**61,096**
Current assets			
Inventories	259	463	350
Trade and other receivables	36,321	31,509	50,244
Cash and cash equivalents	38,846	30,370	32,870
	75,426	**62,342**	**83,464**
Total assets	**135,567**	**122,916**	**144,560**
Liabilities			
Current liabilities			
Trade and other payables	53,440	53,742	71,192
Current tax liabilities	14,299	8,550	11,972
Financial liabilities – borrowings	–	7,500	8,010
	67,739	**69,792**	**91,174**
Non-current liabilities			
Other non-current liabilities	5,915	5,551	7,059
Deferred tax liabilities	7,748	7,183	7,748
Financial liabilities – borrowings	–	107,500	103,240
	13,663	**120,234**	**118,047**
Net assets (liabilities)	**54,165**	**(67,110)**	**(64,661)**
Shareholders' equity			
Capital and reserves			
Called up share capital	9,510	1	1
Share premium	104,475	3,363	3,376
Accumulated losses	(58,838)	(70,613)	(67,869)
Other reserves	(982)	139	(169)
Total shareholders' equity (deficit)	**54,165**	**(67,110)**	**(64,661)**

Consolidated cash flow statements (unaudited)

	Six months ended 31 October 2005 $'000	*Six months ended* 31 October 2004 $'000	*Year ended* 30 April 2005 $'000
Cash flows from operating activities			
Profit for the period	9,003	10,055	21,043
Adjustments for			
Interest and similar charges	796	2,223	8,274
Taxation	3,858	5,689	11,597
Depreciation	480	518	1,024
Amortisation of intangibles	2,934	2,883	5,687
Compensation share-option charge	(500)	1,373	3,581
Changes in working capital			
Inventories	91	(151)	(38)
Trade and other receivables	13,923	6,416	(12,317)
Trade and other payables	(17,752)	(2,306)	15,610
Cash generated from continuing operations	**12,833**	**26,700**	**54,461**
Interest received	365	138	379
Interest paid	(1,829)	(2,361)	(7,926)
Tax paid	(1,074)	(1,512)	(2,368)
Net cash inflow from operating activities	**10,295**	**22,965**	**44,546**
Cash flows from investing activities			
Purchase of intangible assets	(2,604)	(2,453)	(6,176)
Purchase of tangible fixed assets	(440)	(440)	(1,329)
Proceeds on disposal of tangible fixed assets			23
Net cash outflow from investing activities	**(3,044)**	**(2,893)**	**(7,482)**
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	110,500	492	506
Net proceeds from issue of new bank loan	–	54,250	50,500
Repayment of borrowings	(111,250)	–	–
Dividends paid to shareholders	–	(68,800)	(78,800)
Net cash outflow from financing	**(750)**	**(14,058)**	**(27,794)**
Effects of changes in exchange rates	(525)	(64)	(820)
Net increase in cash and cash equivalents	**5,976**	**5,950**	**8,450**
Cash and cash equivalents at beginning of period	32,870	24,420	24,420
Cash and cash equivalents at end of period	**38,846**	**30,370**	**32,870**

Statement of changes in shareholders' equity (unaudited)

	Share capital $'000	Share premium $'000	Accumulated losses $'000$'000	Other reserves $'000	Total equity $'000
Balance as at 1 May 2004	**1**	**2,871**	**(13,156)**	**118**	**(10,166)**
Currency translation differences	–	–	–	21	21
Profit for the period	–	–	10,055	–	10,055
Dividends	–	–	(68,800)	–	(68,800)
Value of share options issued under Employee Option Plan	–	–	1,288	–	1,288
Issue of share capital	–	357	–	–	357
Receivable from shareholder	–	135	–	–	135
Balance as of 31 October 2004	**1**	**3,363**	**(70,613)**	**139**	**(67,110)**
Currency translation differences	–	–	–	(308)	(308)
Profit for the period	–	–	10,988	–	10,988
Dividends	–	–	(10,000)	–	(10,000)
Value of share options issued under Employee Option Plan	–	–	1,756	–	1,756
Issue of share capital	–	13	–	–	13
Balance as of 30 April 2005	**1**	**3,376**	**(67,869)**	**(169)**	**(64,661)**
Currency translation differences	–	–	–	(813)	(813)
Profit for the period	–	–	9,003	–	9,003
Value of share options issued under Employee Option Plan	108	–	28	–	136
Issue of share capital	9,401	101,099	–	–	110,500
Balance as of 31 October 2005	**9,510**	**104,475**	**(58,838)**	**(982)**	**54,165**

Notes to the financial statements

1 Basis of preparation

These interim financial statements have been prepared in accordance with the accounting policies the Company expects to be applicable at 30 April 2006 and the interpretation of those accounting standards underlying the accounting policies. As listed companies in a large number of countries are adopting IFRS for the first time, there is limited established practice upon which to draw in matters of interpretation and application. Furthermore it is possible that new standards and new interpretations may be issued which could affect the Group. These figures may therefore require amendment, to change the basis of accounting or presentation of certain financial information, before the inclusion of the IFRS financial statements for the year ended 30 April 2006, when the Group prepares its first complete set of IFRS financial statements. The interim financial statements have been issued in accordance with the Listing Rules of the United Kingdom Listing Authority.

Micro Focus International Plc's consolidated financial statements were prepared in accordance with the United Kingdom Generally Accepted Accounting Principles ("UK GAAP") until 30 April 2005. UK GAAP differs in some areas from IFRS. In preparing these interim financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2005 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its net income and cash flows are provided in Note 7.

These interim financial statements have been prepared under the historical cost convention.

The preparation of financial statements requires the estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the estimates are based on management's best knowledge of the amounts, events or actions, actual results may differ from those estimates.

A full disclosure of accounting policies of the company as were applicable under UK GAAP are available in the annual report for the year ended 30 April 2005. The major differences in accounting policies under IFRS are described in note 7.

Copies of the interim results for the six months ended 31 October 2005 are being sent to all shareholders. Details can also be found on the company's website at www.microfocus.com. Further copies of the interim results and copies of the accounts for the year ended 30 April 2005 can be obtained by writing to the Company Secretary, Micro Focus International Plc, Old Bath Road, Newbury, Berkshire, RG14 1QN.

This announcement was approved by the board of Micro Focus International Plc on 30 November 2005.

2 Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Company's functional currency.

3 Bank and other borrowings

On 20 May 2005 the outstanding debt of $112.0 million owed by the Company to Wells Fargo Foothill, Inc. and DB Zwirn Special Opportunities Fund was repaid in full.

4 Earnings per share (unaudited)

The calculation of basic earnings per share has been based on the earnings attributable to ordinary shareholders of the Operating Company and the weighted average number of shares for each period. This is after taking account of the restructuring of the share capital of the Operating Company, which resulted in the previous shareholders of the Operating Company receiving three ordinary shares in the Company for every one ordinary share they previously held in the Operating Company. The weighted average number of shares used in the calculation was 192,990,520 (31 October 2004: 145,645,796; 30 April 2005:147,374,733).

The diluted earnings per share have been calculated after taking account of the share options. The weighted average number of shares used in the calculation was 195,394,825 (31 October 2004: 149,421,036; 30 April 2005: 150,537,213).

Notes to the financial statements

5 Segmental information (unaudited)

Geographical analysis	Six months 31 October 2005 $'000	Six months 31 October 2004 $'000	Year ended 30 April 2005 $'000
North America	35,023	35,943	73,173
Europe and the Middle East	25,740	25,029	57,365
Rest of the World	12,096	9,570	20,107
Total	**72,859**	**70,542**	**150,645**

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

6 Supplemental information (unaudited)

Set out below is an analysis of turnover recognised between the principal product categories, which the Directors use to assess the future revenue flows from the current portfolio of customers.

Turnover	Six months 31 October 2005 $'000	Six months 31 October 2004 $'000	Year ended 30 April 2005 $'000
License fees	35,160	36,884	79,860
Maintenance fees	35,388	31,842	66,705
Consultancy fees	2,311	1,816	4,080
Total	**72,859**	**70,542**	**150,645**

7 Reconciliation of net assets and profit under UK GAAP to IFRS (unaudited)

Micro Focus International Plc previously reported under UK GAAP in its previously published financial statements for the year ended 30 April 2005. The analyses below show reconciliations of net assets and profit under UK GAAP to IFRS.

	Six months 31 October 2005 $'000	Six months 31 October 2004 $'000	Year ended 30 April 2005 $'000
Operating profit under UK GAAP	**11,528**	**16,114**	**35,924**
Change in amortisation period of goodwill	1,884	1,884	3,768
Capitalisation of software development	2,753	2,388	5,809
Amortisation of software development	(2,508)	(2,419)	(4,587)
Operating profit under IFRS	**13,567**	**17,967**	**40,914**
Net profit under UK GAAP	**7,396**	**8,851**	**17,549**
Change in amortisation period of goodwill	1,884	1,884	3,768
Capitalisation of software development	2,753	2,388	5,810
Amortisation of software development	(2,508)	(2,419)	(4,587)
Deferred tax assets	(522)	(649)	(1,497)
Net profit under IFRS	**9,003**	**10,055**	**21,043**

7 Reconciliation of net assets and profit under UK GAAP to IFRS (unaudited) continued

Assets	1 May 2004 UK GAAP $'000	Effect of transition to IFRS $'000)	IFRS $'000
Non current assets			
Goodwill	42,404	–	42,404
Intangible assets	–	7,628	7,628
Property, plant and equipment	4,115	(2,155)	1,960
Deferred tax assets	–	8,837	8,837
Current assets			
Inventories	312	–	312
Trade and other receivables	37,925	–	37,925
Deferred tax asset	5,998	(5,998)	–
Cash and cash equivalents	24,420	–	24,420
Total assets	**115,174**	**8,312**	**123,486**
Liabilities			
Current liabilities			
Trade and other payables	53,736	–	53,736
Current tax liabilities	9,821	–	9,821
Financial liabilities – borrowings	10,097	–	10,097
	73,654	–	**73,654**
Non-current liabilities			
Deferred tax liabilities	–	4,481	4,481
Other non-current liabilities	5,480	–	5,480
Financial liabilities - borrowings	50,037	–	50,037
	55,517	**4,481**	**59,998**
Net assets (liabilities)	**(13,997)**	**3,831**	**(10,166)**
Shareholders' equity			
Capital and reserves			
Called up share capital	1	–	1
Share premium	2,871	–	2,871
Accumulated losses	(16,987)	3,831	(13,156)
Other reserves	118	–	118
Total shareholders' equity (deficit)	**(13,997)**	**3,831**	**(10,166)**

31 October 2004			30 April 2005		
UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000	UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
40,520	1,884	42,404	38,636	3,768	42,404
–	7,164	7,164	–	8,084	8,084
3,637	(1,721)	1,916	3,667	(1,390)	2,277
–	9,090	9,090	–	8,331	8,331
463	–	463	350	–	350
31,509	–	31,509	50,244	–	50,244
4,767	(4,767)	–	3,722	(3,722)	–
30,370	–	30,370	32,870	–	32,870
111,266	**11,650**	**122,916**	**129,489**	**15,071**	**144,560**
53,742	–	53,742	71,192	–	71,192
9,120	(570)	8,550	11,972	–	11,972
7,500	–	7,500	8,010	–	8,010
70,362	**(570)**	**69,792**	**91,174**	**–**	**91,174**
–	7,183	7,183	–	7,748	7,748
5,551	–	5,551	7,059	–	7,059
107,500	–	107,500	103,240	–	103,240
113,051	**7,183**	**120,234**	**110,299**	**7,748**	**118,047**
(72,147)	**5,037**	**(67,110)**	**(71,984)**	**7,323**	**(64,661)**
1	–	1	1	–	1
3,363	–	3,363	3,376	–	3,376
(75,650)	5,037	(70,613)	(75,192)	7,323	(67,869)
139	–	139	(169)	–	(169)
(72,147)	**5,037**	**(67,110)**	**(71,984)**	**7,323**	**(64,661)**

Notes to the financial statements

7 Reconciliation of net assets and profit under UK GAAP to IFRS (unaudited) continued

	1 May 2004		
	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
Turnover	70,542	–	70,542
Amortisation of development costs	–	(2,419)	(2,419)
Other cost of sales	(3,569)	–	(3,569)
Cost of Sales	(3,569)	(2,419)	(5,988)
Gross Profit	**66,973**	**(2,419)**	**64,554**
Selling and distribution costs	(22,584)	–	(22,584)
Research and development	(11,235)	2,388	(8,847)
Management fees	(600)	–	(600)
Reorganisation costs	(965)	–	(965)
Share-based compensation credit (charge)	(1,373)	–	(1,373)
Other administrative expenses	(14,102)	1,884	(12,218)
Total administrative expenses	(17,040)	1,884	(15,156)
Operating profit	16,114	1,853	17,967
Net interest payable	(2,223)		(2,223)
Profit before tax	13,891	1,853	15,744
Taxation	(5,040)	(649)	(5,689)
Profit for the period	8,851	1,204	10,055

Explanation of reconciling differences between UK GAAP and IFRS

(a) The goodwill arising from the acquisition of the Operating Group from Merant Plc was previously amortised under UK GAAP on a straight-line basis over its estimated useful economic life of 14 years. As at 1 May 2004 the net book amount under UK GAAP was adopted as the opening cost under IFRS. This goodwill is no longer amortised, but is subject to reviews for impairment. As goodwill was a permanent difference for tax purposes under UK GAAP a corresponding deferred tax asset was created under UK GAAP. This will therefore also be a difference under IFRS.

(b) Development costs were previously expensed through the profit and loss accounts, as permitted by UK GAAP. In accordance with IAS 38, development costs that meet certain criteria, must be capitalised and amortised over the useful economic life to which they relate. The creation of this intangible will also represent a timing difference under IFRS that leads to a corresponding deferred tax liability. This will therefore also be a difference under IFRS.

31 October 2004		
UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
150,645	–	150,645
–	(4,587)	(4,587)
(6,327)	–	(6,327)
(6,327)	(4,587)	(10,914)
144,318	**(4,587)**	**139,731**
(48,105)	–	(48,105)
(23,407)	5,810	(17,598)
(1,200)	–	(1,200)
(2,194)	–	(2,194)
(3,581)	–	(3,581)
(29,907)	3,768	(26,139)
(36,882)	3,768	(33,114)
35,924	4,991	40,914
(8,274)	–	(8,274)
27,650	4,991	32,640
(10,101)	(1,497)	(11,597)
17,549	3,494	21,043

(c) Purchased computer software costs were previously recorded as property, plant and equipment, as permitted by UK GAAP. In accordance with IAS 38, all purchased computer software is recorded as an intangible asset.

Explanation of material adjustments to the cash flow statement for the period ended 31 October 2005

Amounts paid for capitalized development costs during the period ended 31 October 2005 are classified as part of cash flows from investing activities under IFRS, but were included as part of operating cash flows under UK GAAP. Cash and cash equivalents includes short-term deposits of $5.21 million under IFRS, under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Review report on interim financial information

Independent review report to Micro Focus International Plc

Introduction

We have been instructed by the Company to review the financial information which comprises the consolidated balance sheet, the consolidated income statement, the statement of changes in shareholders' equity, the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 October 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
Reading
30 November 2005

Designed and produced by 85four. Printed in England.

Micro Focus International Plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire UK
RG14 1QN
Tel: + 44 (0) 1635 32646
Fax: +44 (0) 1635 33966
Registered No. 5134647

Regulatory News

REG-Micro Focus Intl plc Directorate Change
Released: 01/12/2005

RNS Number:9550U
Micro Focus International plc
01 December 2005

1 December 2005: embargoed for 7.00am

Micro Focus appoints Nick Bray as Chief Financial Officer

Micro Focus International plc ("Micro Focus" or "the Group") is pleased to announce the appointment of Nick Bray as its Chief Financial Officer. Nick will take up his appointment and join the Micro Focus Board on 1 February 2006.

Nick, aged 40, was previously Group Finance Director of Fibernet Group plc, the bespoke network service provider, having joined the company in February 2001. Prior to that, he was Group Chief Financial Officer of Gentia Software plc from early 1999 to December 2000 and was previously Chief Accounting Officer of Comshare Inc. He started his career at Price Waterhouse where he qualified as a chartered accountant. Nick has broad experience in the IT sector, both in the US and Europe.

Having played a key role within Micro Focus from the sale of the business by MERANT plc in August 2001 through to the Company's successful IPO earlier this year, and having joined the Group in 1991, Richard Lloyd, has decided to step down as the Micro Focus's Chief Financial Officer. Richard has agreed to remain with Micro Focus for a further period in order to provide an appropriate handover.

Commenting on the appointment, Tony Hill, CEO of Micro Focus, said:

"We are delighted to have attracted someone of Nick Bray's calibre and with such relevant experience in our sector. We are looking forward to working with Nick. He will be building on the solid platform built by Richard Lloyd, who has served Micro Focus over 14 years with great dedication and effectiveness and leaves with our very best wishes."

The following additional information is disclosed in accordance with paragraph 9.6.13R(3) of the Listing Rules of the UK Financial Services Authority:

Gentia Software plc entered into a corporate voluntary arrangement and was subsequently put into administration in November 2001 and a creditors and voluntary liquidation followed in March 2002. Gentia Software Benelux BV, a subsidiary of Gentia Software plc, of which Nick Bray was an executive Director, was put into administration in November 2000.

Save for the foregoing, and as set out above, there is no other information required to be disclosed under paragraph 9.6.13R of the Listing Rules.

Enquiries:

Micro Focus — Tel: +44 (0)1635 32646
Tony Hill, Chief Executive Officer
Michael Kearney, Director, Investor Relations

Financial Dynamics — Tel: +44 (0)20 7831 3113
Giles Sanderson
Harriet Keen


RECEIVED


MICRO
FOCUS

Media Contacts:
Tony Hill, Chief Executive Officer
Richard Lloyd, Chief Financial Officer
Michael Kearney, Director, Investor Relations
Micro Focus
(301) 838-5218

Giles Sanderson
Harriet Keen

Financial Dynamics
020 7831 3113

MICRO FOCUS INTERNATIONAL PLC
"Unlocking the Value of Legacy"
Interim Results For The Six Months To 31 October 2005

London, 1 December 2005 - Micro Focus International plc ("Micro Focus" or "the Company"; LSE MCRO.L), the software company, announces its interim results for the six months ended 31 October 2005.

Micro Focus software enables its customers to reuse their existing or "legacy" IT assets in modern contexts, rather than having to replace them, enabling them to reduce costs, increase agility and reduce risk by unlocking the business value within their legacy systems.

Key Highlights

- Results for the six months in line with revised management expectations
- Turnover increased 3.3% to US$72.9m (2004: US$70.5m)
- Operating Profit decreased 24.0% to US$13.7m (2004: US$18.0m)
- Operating profit excluding non-recurring IPO related costs* increased by 3.0%
- EBITDA decreased 23.1% to US$14.6m (2004: US$18.9m)
- Adjusted EBITDA decreased 6.2% to US$20.5m (2004: US$21.9m)
- Basic earnings per share decreased 32.4% to 4.7 cents (2004: 6.9 cents)
- Interim dividend of 2 cents per share
- Nick Bray becomes Chief Financial Officer, effective 1 February 2006

** Refers to non-recurring costs of US$6.5m relating to the IPO and associated corporate restructuring*

Commenting on the results, Tony Hill, Chief Executive Officer of Micro Focus, said:

"These results are consistent with our assessment of the performance of the Company at the time of our trading statement on 7 September 2005. Since that time, we have made good progress towards resolving the sales execution issues we identified during the period. The Board continues to expect the Company to deliver mid-single digit revenue growth for the full year on a constant currency basis.

During the period, we have won strategic customer contracts and forged stronger relationships with partners. The Board is confident that the Company's strategy and partner-centric model are appropriate for today's market. We are positive about the prospects of the Company and continue to build Micro Focus for profitable, long term growth."

press release

Operating and Financial Review

Overview

A weaker than usual August led to revenues for the first four months of the current financial year being below our expectations. A detailed review was immediately undertaken and a trading statement was made on 7 September 2005, updating the market on the implications for the full year. We acted quickly to identify the issues behind the revenue shortfall and took action to rectify them. We are pleased to report positive progress and that results for the first six months are in line with our revised expectations.

Basis of Preparation

Micro Focus listed on the main market of the London Stock Exchange on 17 May 2005 ("the IPO"). The Company acquired the entire issued share capital of Micro Focus International Limited ("the Operating Company") on 17 May 2005, immediately prior to the IPO. The results published herein represent the combined results for the Operating Company and its subsidiaries for the period from 1 May 2005 to 16 May 2005 together with the results for the results for the Company and its subsidiaries for the period from 17 May 2005 to 31 October 2005. The combined results for the two entities for the total six-month period from 1 May 2005 to 31 October 2005 have therefore been presented as a single set of figures, prepared in accordance with IFRS.

Results of Operations

The Company's consolidated financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP") until 30 April 2005. UK GAAP differs in some areas from IFRS. In preparing these interim financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of the six months ended 31 October 2004 and the year ended 30 April 2005 were restated to reflect these adjustments.

Turnover

Turnover for the six months to 31 October 2005 increased by 3.3% (constant currency: 3.2%) to $72.9m (2004: $70.5m). The directors consider there to be only one class of business being the provision of legacy application development and deployment software for contemporary platforms. Therefore, only geographical segmental analysis is provided below.

Geographical analysis	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
North America	35,023	35,943	73,173
Europe and the Middle East	25,740	25,029	57,365
Rest of the World	12,096	9,570	20,107
Total	**72,859**	**70,542**	**150,645**

North America

Total turnover decreased by $0.9m or 2.6% due to a decrease in license fee revenue during the period. Recurring revenue provided by partners and the strong support customer base continued to show growth.

Europe and the Middle East

Total turnover increased by $0.7m or 2.8%, driven by strong growth in maintenance fee revenue, more than offsetting the fall in license fee income.

Rest of the World

Total turnover increased by $2.5m. Both Japan and Australia have exhibited double-digit growth.

Cost of sales

Cost of sales for the six months to 31 October 2005 increased by 8.7% to $6.5m (2004: $6.0m). The increase in cost of sales was principally driven by higher consultancy costs resulting from stronger consultancy revenues.

Operating profit and EBITDA

Operating profit decreased 24.0% to $13.7m (2004: $18.0m). However, operating profit excluding non-recurring costs highlighted below increased by 3.0% to $20.1m for the same period (2004: $19.5m).

EBITDA for the six months to 31 October 2005 decreased by 23.1% to $14.6m (2004: $18.9m). Adjusted EBITDA decreased by 6.2% to $20.5m (2004: $21.9m). The reductions were principally due to an increase in selling and distribution costs resulting from restructuring to maximize sales and profitability.

The difference between the increase in adjusted operating profit and the decrease in adjusted EBITDA is due mainly to the swing in share-based compensation, the effect of which ($1.9m) has been excluded from the calculation of adjusted EBITDA.

Below shows a table reconciling operating profit to EBITDA and adjusted EBITDA

	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
Operating profit	13,657	17,967	40,914
Depreciation	475	508	1,005
Amortisation	426	465	1,099
Earnings before interest tax depreciation and amortisation (EBITDA)	14,558	18,940	43,018
Share based compensation	(500)	1,373	3,581
Non recurring costs:			
Early termination of Management fees on IPO	4,683	-	-
Management fees	-	600	1,200
IPO and reorganisation costs	1,775	965	2,194
Adjusted EBITDA	20,516	21,878	49,994

Tax on profit on ordinary activities

Tax on profit on ordinary activities for the six months to 31 October 2005 decreased to $3.9m (2004: $5.7m). The decrease is principally attributable to a lower effective tax rate in the current year, as well as lower taxable income due to the non-recurring items incurred this year.

Profit after tax
Profit on ordinary activities after tax for the six months to 31 October 2005 decreased by 10.5% to $9.0m (2004: $10.1m).

Dividends
The Board has approved the payment of a dividend to the holders of record as of 6 January 2006 in the amount of $0.02 per share in anticipation of meeting a dividend policy of 2.5 times dividend cover on a normalised earnings basis. UK and other non-US shareholders will receive an equivalent sterling amount at the payment date of 31 January 2006.

Cash flow
For the six months to 31 October 2005, the Company generated a net cash inflow from operating activities of $10.3m (2004: $23.0m). The decrease in net cash inflow was primarily driven by non-recurring costs incurred in relation to the IPO.

Funds generated as a result of the IPO ($110.5m), have enabled us to pay-off in full our outstanding loans. As at 31 October 2005, the Group had cash and cash equivalents of $38.9m.

Customers
Organisations continue to face the challenge of reducing costs and increasing agility while limiting organisational risk. As much as 80% of an organisation's software budget may be used to maintain and operate legacy applications which have traditionally been too inflexible to integrate with one another or with newer technologies. The lower cost of contemporary platforms combined with technical advances, in areas such as security, flexibility and scalability, and the emergence of enabling technologies, such as web services and service-oriented architectures, has driven many organisations to look for ways to re-use their legacy investments.

Given this backdrop, our complementary solution set of "Lift and Shift" and "Leverage and Extend" is very relevant. Our products enable organisations to improve their development infrastructure and to extend legacy applications to new users and to move them to contemporary platforms.

The market has also begun to view our products as being complementary, giving us the opportunity to sell a variety of products to customers to meet a broad range of needs. For example, BlueCross BlueShield, the health insurance provider, signed a large contract with us, specifically enabling them to deploy our entire product portfolio.

In addition to BlueCross BlueShield other significant reengagement contracts signed in the first six months included AMB Generali, and AXA. A number of existing customers also announced successful migrations of key applications using our software including the US Army, Lombard Insurance, Express Newspapers and Solcorp (a subsidiary of EDS).

Partners
Micro Focus believes that its partnerships are fundamental to its ability to develop, market and distribute its products. Micro Focus' partner-centric strategy focuses on leveraging its relationships to expand its distribution network cost effectively and accelerate the market penetration of its products. Specifically, within our partner network, System Integrators (SIs) are key to delivering our products to customers.

We are pleased with the continued good progress we have made with smaller, local SIs, and have achieved a steady revenue stream from this partner sector throughout the first half of the year. In the case of larger, global SIs, while we have made good progress in building our network of partners, as mentioned in the trading statement on 7 September 2005 the revenue contribution from this part of our sales channel has been slower than anticipated. Given the size and nature of these organisations, we do not anticipate significant incremental revenue to be achieved from our larger SI partners during the current financial year. We continue to work hard on strengthening and expanding these relationships and are making good progress.

Sales Execution
In our September trading statement, we discussed significant disruptions within the sales-force, which had delayed a planned expansion of the sales team. These disruptions included the major restructuring, now completed, of two European country teams and several replacement hires in the United States. While a very small number of non-critical sales positions have yet to be filled, we are now near budgeted head-count. In addition, we now have a full senior sales management team in operation focused on pipeline development, plus new regional managers in the restructured European teams. Our new salespeople will become increasingly productive in the coming six months.

Our Board and People

Having played a key role in the Micro Focus success story from the sale of the business by MERANT Plc in August 2001 through to the Company's subsequent IPO earlier this year, Richard Lloyd, our current Chief Financial Officer, has decided to step down. We are pleased to announce today the appointment of Nick Bray as our new Chief Financial Officer with effect from 1 February 2006. Nick (aged 40) is the Group Finance Director of Fibernet Group Plc. Richard has agreed to remain working for Micro Focus during a handover period.

Outlook

These results are consistent with our assessment of the performance of the Company at the time of our trading statement on 7 September 2005. Since that time we have made good progress towards resolving the sales execution issues we identified during the period. The Board continues to expect the Company to deliver mid-single digit revenue growth for the full year on a constant currency basis.

During the period we have won strategic customer contracts and forged stronger relationships with partners. The Board is confident that the Company's strategy and partner-centric model are appropriate for today's market. We are positive about the prospects of the Company and continue to build Micro Focus for profitable, long term growth.

Micro Focus International plc
Consolidated income statement (unaudited)

	Six months ended 31 October 2005	Six months ended 31 October 2004	Year ended 30 April 2005
	$'000	$'000	$'000
Turnover	**72,859**	**70,542**	**150,645**
Amortisation of development costs	(2,508)	(2,419)	(4,587)
-Other cost of sales	(4,000)	(3,569)	(6,327)
Total cost of sales	(6,508)	(5,988)	(10,914)
Gross profit	**66,351**	**64,554**	**139,731**
Selling and distribution costs	(24,374)	(22,584)	(48,105)
Research and development	(8,717)	(8,847)	(17,598)
Early termination of management fees on IPO	(4,683)	-	-
Management fees	-	(600)	(1,200)
Reorganisation costs	(1,775)	(965)	(2,194)
Share-based compensation credit (charge)	500	(1,373)	(3,581)
Other administrative expenses	(13,645)	(12,218)	(26,139)
Total administrative expenses	(19,603)	(15,156)	(33,114)
Operating profit	**13,657**	**17,967**	**40,914**
Interest payable and similar charges	(1,158)	(2,400)	(8,656)
Interest receivable and similar income	362	177	382
Profit before tax	**12,861**	**15,744**	**32,640**
Taxation	(3,858)	(5,689)	(11,597)
Profit for the period	**9,003**	**10,055**	**21,043**
Earnings per share expressed in cents per share			
- basic	4.66	6.90	14.28
- diluted	4.61	6.73	13.98
Earnings per share expressed in pence per share			
- basic	2.61	3.80	7.67
- diluted	2.58	3.70	7.51

Micro Focus International plc
Consolidated balance sheet (unaudited)

	31 October 2005	31 October 2004	30 April 2005
	$'000	$'000	$'000
ASSETS			
Non current assets			
Goodwill	42,404	42,404	42,404
Intangible assets	7,753	7,164	8,084
Property, plant and equipment	2,236	1,916	2,277
Deferred tax assets	7,748	9,090	8,331
	60,141	**60,574**	**61,096**
Current assets			
Inventories	259	463	350
Trade and other receivables	36,321	31,509	50,244
Cash and cash equivalents	38,846	30,370	32,870
	75,426	**62,342**	**83,464**
Total assets	**135,567**	**122,916**	**144,560**
LIABILITIES			
Current liabilities			
Trade and other payables	53,440	53,742	71,192
Current tax liabilities	14,299	8,550	11,972
Financial liabilities – borrowings	-	7,500	8,010
	67,739	**69,792**	**91,174**
Non-current liabilities			
Other non-current liabilities	5,915	5,551	7,059
Deferred tax liabilities	7,748	7,183	7,748
Financial liabilities - borrowings	-	107,500	103,240
	13,663	**120,234**	**118,047**
Net assets (liabilities)	**54,165**	**(67,110)**	**(64,661)**
SHAREHOLDERS' EQUITY			
Capital and reserves			
Called up share capital	9,510	1	1
Share premium	104,475	3,363	3,376
Accumulated losses	(58,838)	(70,613)	(67,869)
Other reserves	(982)	139	(169)
Total shareholders' equity (deficit)	**54,165**	**(67,110)**	**(64,661)**

Micro Focus International plc
Consolidated cash flow statements (unaudited)

	Six months ended 31 October 2005	Six months ended 31 October 2004	Year ended 30 April 2005
	$'000	$'000	$'000
Cash flows from operating activities			
Profit for the period	9,003	10,055	21,043
Adjustments for			
Interest and similar charges	796	2,223	8,274
Taxation	3,858	5,699	11,597
Depreciation	480	518	1,024
Amortisation of intangibles	2,934	2,883	5,687
Compensation share-option charge	(500)	1,373	3,581
Changes in working capital			
Inventories	91	(151)	(38)
Trade and other receivables	13,923	6,416	(12,317)
Trade and other payables	(17,752)	(2,306)	15,610
Cash generated from continuing operations	**12,833**	**26,700**	**54,461**
Interest received	365	138	379
Interest paid	(1,829)	(2,361)	(7,926)
Tax paid	(1,074)	(1,512)	(2,368)
Net cash inflow from operating activities	**10,295**	**22,965**	**44,546**
Cash flows from investing activities			
Purchase of intangible assets	(2,604)	(2,453)	(6,176)
Purchase of tangible fixed assets	(440)	(440)	(1,329)
Proceeds on disposal of tangible fixed assets			23
Net cash outflow from investing activities	**(3,044)**	**(2,893)**	**(7,482)**
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	110,500	492	506
Net proceeds from issue of new bank loan	-	54,250	50,500
Repayment of borrowings	(111,250)	-	-
Dividends paid to shareholders	-	(68,800)	(78,800)
Net cash outflow from financing	**(750)**	**(14,058)**	**(27,794)**
Effects of changes in exchange rates	(525)	(64)	(820)
Net increase in cash and cash equivalents	**5,976**	**5,950**	**8,450**
Cash and cash equivalents at beginning of period	32,870	24,420	24,420
Cash and cash equivalents at end of period	**38,846**	**30,370**	**32,870**

Micro Focus International plc
Statement of Changes in Shareholders' Equity (unaudited)

	Share Capital	Share Premium	Accumulated Losses	Other Reserves	Total Equity
	$'000	$'000	$'000	$'000	$'000
Balance as at 1 May 2004	**1**	**2,871**	**(13,156)**	**118**	**(10,166)**
Currency translation differences	-	-	-	21	21
Profit for the period	-	-	10,055	-	10,055
Dividends	-	-	(68,800)	-	(68,800)
Value of share options issued under Employee Option Plan	-	-	1,288	-	1,288
Issue of share capital	-	357	-	-	357
Receivable from shareholder	-	135	-	-	135
Balance as of 31 October 2004	**1**	**3,363**	**(70,613)**	**139**	**(67,110)**
Currency translation differences	-	-	-	(308)	(308)
Profit for the period	-	-	10,988	-	10,988
Dividends	-	-	(10,000)	-	(10,000)
Value of share options issued under Employee Option Plan	-	-	1,756	-	1,756
Issue of share capital	-	13	-	-	13
Balance as of 30 April 2005	**1**	**3,376**	**(67,869)**	**(169)**	**(64,661)**
Currency translation differences	-	-	-	(813)	(813)
Profit for the period	-	-	9,003	-	9,003
Value of share options issued under Employee Option Plan	108	-	28	-	136
Issue of share capital	9,401	101,099	-	-	110,500
Balance as of 31 October 2005	**9,510**	**104,475**	**(58,838)**	**(982)**	**54,165**

Notes

1) Basis of preparation

These interim financial statements have been prepared in accordance with the accounting policies the company expects to be applicable at 30 April 2006 and the interpretation of those accounting standards underlying the accounting policies. As listed companies in a large number of countries are adopting IFRS for the first time, there is limited established practice upon which to draw in matters of interpretation and application. Furthermore it is possible that new standards and new interpretations may be issued which could affect the group. These figures may therefore require amendment, to change the basis of accounting or presentation of certain financial information, before the inclusion of the IFRS financial statements for the year ended 30 April 2006, when the group prepares its first complete set of IFRS financial statements. The interim financial statements have been issued in accordance with the Listing Rules of the United Kingdom Listing Authority.

Micro Focus International plc's consolidated financial statements were prepared in accordance with the United Kingdom Generally Accepted Accounting Principles ("UK GAAP") until 30 April 2005. UK GAAP differs in some areas from IFRS. In preparing these interim financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2005 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its net income and cash flows are provided in Note 7.

These interim financial statements have been prepared under the historical cost convention.

The preparation of financial statements requires the estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the estimates are based on management's best knowledge of the amounts, events or actions, actual results may differ from those estimates.

A full disclosure of accounting policies of the company as were applicable under UK GAAP are available in the Annual Report for the year ended 30 April 2005. The major differences in accounting policies under IFRS are described in note 7.

Copies of the interim results for the six months ended 31 October 2005 are being sent to all shareholders. Details can also be found on the company's website at www.microfocus.com. Further copies of the interim results and copies of the accounts for the year ended 30 April 2005 can be obtained by writing to the Company Secretary, Micro Focus International plc, Old Bath Road, Newbury, Berkshire, RG14 1QN.

This announcement was approved by the Board of Micro Focus International plc on 29 November 2005.

2) Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Company's functional currency.

3) Bank and other borrowings

On 20 May 2005 the outstanding debt of $112.0m owed by the Company to Wells Fargo Foothill, Inc. and DB Zwirn Special Opportunities Fund was repaid in full.

4) Earnings per share (unaudited)

The calculation of basic earnings per share has been based on the earnings attributable to ordinary shareholders of the Operating Company and the weighted average number of shares for each period. This is after taking account of the restructuring of the share capital of the Operating Company, which resulted in the previous shareholders of the Operating Company receiving three ordinary shares in the Company for every one ordinary share they previously held in the Operating Company. The weighted average number of shares used in the calculation was 192,990,520 (31 October 2004: 145,645,796; 30 April 2005:147,374,733).

The diluted earnings per share have been calculated after taking account of the share options. The weighted average number of shares used in the calculation was 195,394,825 (31 October 2004: 149,421,036; 30 April 2005: 150,537,213).

5) Segmental information (unaudited)

Geographical analysis	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
North America	35,023	35,943	73,173
Europe and the Middle East	25,740	25,029	57,365
Rest of the World	12,096	9,570	20,107
Total	**72,859**	**70,542**	**150,645**

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

6) Supplemental information (unaudited)

Set out below is an analysis of turnover recognised between the principal product categories, which the directors use to assess the future revenue flows from the current portfolio of customers.

Turnover	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
License fees	35,160	36,884	79,860
Maintenance fees	35,388	31,842	66,705
Consultancy fees	2,311	1,816	4,080
Total	**72,859**	**70,542**	**150,645**

7) Reconciliation of net assets and profit under UK GAAP to IFRS (unaudited)

Micro Focus International plc previously reported under UK GAAP in its previously published financial statements for the year ended 30 April 2005. The analyses below show reconciliations of net assets and profit under UK GAAP to IFRS.

	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
Operating profit under UK GAAP	**11,528**	**16,114**	**35,924**
Change in amortization period of goodwill	1,884	1,884	3,768
Capitalisation of software development	2,753	2,388	5,809
Amortisation of software development	(2,508)	(2,419)	(4,587)
Operating profit under IFRS	**13,567**	**17,967**	**40,914**
Net profit under UK GAAP	**7,396**	**8,851**	**17,549**
Change in amortization period of goodwill	1,884	1,884	3,768
Capitalisation of software development	2,753	2,388	5,810
Amortisation of software development	(2,508)	(2,419)	(4,587)
Deferred tax assets	(522)	(649)	(1,497)
Net profit under IFRS	**9,003**	**10,055**	**21,043**

7) Reconciliation of net assets and profit under UK GAAP to IFRS (continued)

	1 May 2004			31 October 2004			30 April 2005		
ASSETS	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
Non current assets									
Goodwill	42,404	-	42,404	40,520	1,884	42,404	38,636	3,768	42,404
Intangible assets	-	7,628	7,628	-	7,164	7,164	-	8,084	8,084
Property, plant and equipment	4,115	(2,155)	1,960	3,637	(1,721)	1,916	3,667	(1,390)	2,277
Deferred tax assets	-	8,837	8,837	-	9,090	9,090	-	8,331	8,331
Current assets									
Inventories	312	-	312	463	-	463	350	-	350
Trade and other receivables	37,925	-	37,925	31,509	-	31,509	50,244	-	50,244
Deferred tax asset	5,998	(5,998)	-	4,767	(4,767)	-	3,722	(3,722)	-
Cash and cash equivalents	24,420	-	24,420	30,370	-	30,370	32,870	-	32,870
Total assets	115,174	8,312	123,486	111,266	11,650	122,916	129,489	15,071	144,560
LIABILITIES									
Current liabilities									
Trade and other payables	53,736	-	53,736	53,742	-	53,742	71,192	-	71,192
Current tax liabilities	9,821	-	9,821	9,120	(570)	8,550	11,972	-	11,972
Financial liabilities - borrowings	10,097	-	10,097	7,500	-	7,500	8,010	-	8,010
	73,654	-	73,654	70,362	(570)	69,792	91,174	-	91,174
Non-current liabilities									
Deferred tax liabilities	-	4,481	4,481	-	7,183	7,183	-	7,748	7,748
Other non-current liabilities	5,480	-	5,480	5,551	-	5,551	7,059	-	7,059
Financial liabilities - borrowings	50,037	-	50,037	107,500	-	107,500	103,240	-	103,240
	55,517	4,481	59,998	113,051	7,183	120,234	110,299	7,748	118,047
Net assets (liabilities)	(13,997)	3,831	(10,166)	(72,147)	5,037	(67,110)	(71,984)	7,323	(64,661)
SHAREHOLDERS' EQUITY									
Capital and reserves									
Called up share capital	1	-	1	1	-	1	1	-	1
Share premium	2,871	-	2,871	3,363	-	3,363	3,376	-	3,376
Accumulated losses	(16,987)	3,831	(13,156)	(75,650)	5,037	(70,613)	(75,192)	7,323	(67,869)
Other reserves	118	-	118	139	-	139	(169)	-	(169)
Total shareholders' equity (deficit)	(13,997)	3,831	(10,166)	(72,147)	5,037	(67,110)	(71,984)	7,323	(64,661)

7) Reconciliation of net assets and profit under UK GAAP to IFRS (continued)

	Six months ended 31 October 2004			Year ended 30 April 2005		
	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
Turnover	70,542	-	70,542	150,645	-	150,645
Amortisation of development costs	-	(2,419)	(2,419)	-	(4,587)	(4,587)
Other cost of sales	(3,569)	-	(3,569)	(6,327)	-	(6,327)
Cost of Sales	(3,569)	(2,419)	(5,988)	(6,327)	(4,587)	(10,914)
Gross Profit	**66,973**	**(2,419)**	**64,554**	**144,318**	**(4,587)**	**139,731**
Selling and distribution costs	(22,584)	-	(22,584)	(48,105)	-	(48,105)
Research and development	(11,235)	2,388	(8,847)	(23,407)	5,810	(17,598)
Management fees	(600)	-	(600)	(1,200)	-	(1,200)
Reorganisation costs	(965)	-	(965)	(2,194)	-	(2,194)
Share-based compensation credit (charge)	(1,373)	-	(1,373)	(3,581)	-	(3,581)
Other administrative expenses	(14,102)	1,884	(12,218)	(29,907)	3,768	(26,139)
Total administrative expenses	(17,040)	1,884	(15,156)	(36,882)	3,768	(33,114)
Operating profit	16,114	1,853	17,967	35,924	4,991	40,914
Net interest payable	(2,223)		(2,223)	(8,274)	-	(8,274)
Profit before tax	13,891	1,853	15,744	27,650	4,991	32,640
Taxation	(5,040)	(649)	(5,689)	(10,101)	(1,497)	(11,597)
Profit for the period	8,851	1,204	10,055	17,549	3,494	21,043

7) Reconciliation of net assets and profit under UK GAAP to IFRS (continued)

Explanation of reconciling differences between UK GAAP and IFRS

(a) The goodwill arising from the acquisition of the Operating Group from Merant Plc was previously amortised under UK GAAP on a straight line basis over its estimated useful economic life of 14 years. As at 1 May 2004 the net book amount under UK GAAP was adopted as the opening cost under IFRS. This goodwill is no longer amortised, but is subject to reviews for impairment. As goodwill was a permanent difference for tax purposes under UK GAAP a corresponding deferred tax asset was created under UK GAAP. This will therefore also be a difference under IFRS.

(b) Development costs were previously expensed through the profit and loss accounts, as permitted by UK GAAP. In accordance with IAS 38, development costs that meet certain criteria, must be capitalised and amortised over the useful economic life to which they relate. The creation of this intangible will also represent a timing difference under IFRS that leads to a corresponding deferred tax liability. This will therefore also be a difference under IFRS.

(c) Purchased computer software costs were previously recorded as property, plant and equipment as permitted by UK GAAP. In accordance with IAS 38, all purchased computer software is recorded as an intangible asset.

Explanation of material adjustments to the cash flow statement for the period ended 31 October 2005

Amounts paid for capitalized development costs during the period ended 31 October 2005 are classified as part of cash flows from investing activities under IFRS, but were included as part of operating cash flows under UK GAAP. Cash and cash equivalents includes short-term deposits of $5.2lm under IFRS, under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Review report on interim financial information.

Independent review report to Micro Focus International Plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated balance sheet, the consolidated income statement, the statement of changes in shareholders' equity, the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 October 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
Reading
30 November 2005



Interim results for the six months ended 31 October 2005



Unlocking the value of legacy™

1 December 2005


MICRO
FOCUS

The following presentation is being made only to, and is only directed at, persons to whom such presentation may lawfully be communicated ("relevant persons"). Any person who is not a relevant person should not act or rely on this presentation or any of its contents. Information in the following presentation relating to the price at which relevant investments have been bought or sold in the past or the yield on such investments cannot be relied upon as a guide to the future performance of such investments.

This presentation does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire securities in Micro Focus International plc (the "Company") or any company within the Micro Focus Group.

The release, publication or distribution or this presentation in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about, and observe, such restrictions.

Certain statements contained in this presentation constitute forward-looking statements. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding the Company's financial condition, business strategy, plans and objectives, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Such risks, uncertainties and other factors include, among others: the level of expenditure committed to development and deployment applications by organisations; the level of deployment-related turnover expected by the Company; the degree to which organisations adopt web-enabled services; the rate at which large organisations migrate applications from the mainframe environment and the development of the Lift & Shift market; the continued use and necessity of the mainframe for business critical applications; the degree of competition faced by the Company; growth in the information technology services market; general economic and business conditions, particularly in the United States; changes in technology and competition; and the Company's ability to attract and retain qualified personnel. These forward-looking statements speak only as at the date of this presentation. Except as required by the Financial Services Authority, or by law, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise.



Introducing the team today




Kevin Loosemore
Non-executive Chairman



Tony Hill
Chief Executive Officer



Richard Lloyd
Chief Financial Officer


MICRO
FOCUS

Senior Management Change

- Richard Lloyd departs as CFO
  - Key role in Micro Focus success story
  - Served with great dedication
  - Will remain for handover period

- Nick Bray replaces Richard
  - Formerly from Fibernet
  - Joins 01 February 2006


MICRO
FOCUS

Operational review

Tony Hill

Chief Executive Officer


MICRO
FOCUS

Financial Highlights (H1 06 vs H1 05)

- Results in line with revised management expectations
- Turnover up 3.3% (3.2% cc) to $72.9m (H105: $70.5m)
  - Licence reduction of 4.6% cc
  - Maintenance growth of 10.9% cc
- Adjusted EBITDA margin at 28% (H105: 31%)
- Basic earnings per share 4.7 cents (H105: 6.9 cents)
- Interim dividend of 2 cents per share

Note: Unaudited financials cc = constant currency



Micro Focus: Unlocking the Value of Legacy™


Conflicting Challenges Facing Businesses
More Choice of Enterprise Platforms
Emergence of Service-Oriented Architectures
MICRO FOCUS


MICRO
FOCUS

Complementary Solutions


LEVERAGE
Manage More
Efficiently


EXTEND
http://
Extend
Capabilities






LIFT & SHIFT
Move To
Contemporary
Platforms



Operational Highlights – Customer Examples


MICRO
FOCUS

- Unlocking value of legacy for an IBM mainframe customer
  - Blue Cross Blue Shield/South Carolina
  - Mainframe hosted SOA plus ability to distribute enterprise workload
  - Adds strategic impetus to a twenty year relationship
- Other significant reengagement contracts include
  - AMB Generali and AXA
- Further successful mainframe migrations announced
  - Lombard Insurance, US Army, Express Newspapers and Solcorp
- Key Application Provider makes significant renewed commitment

"The Micro Focus technology has allowed Systems Union to broaden its market by providing products that have supported and will continue to support scalable architectures that over the years our customers have required all around the world. This capability has allowed us to concentrate on what we do best, developing and extending world class applications ." Paul Coleman, CEO, Systems Union


MICRO
FOCUS

Operational Highlights – Global SI Partners

- Significant, and growing, interest in legacy
  - EDS Application Modernization Services
  - HP Application Modernization
  - Accenture Application Renewal
- Joint workshops, training, customer engagement…
- …& preparation of business plans
- Continued development of SI relationships

"Micro Focus' Lift and Shift™ technology is embedded in EDS' Applications Modernization Services and enables clients to migrate applications to new platforms faster, cheaper and at higher quality." Source: www.eds.com November 2005



Operational Highlights – Regional SI Partners

- Steady revenue generation
- Smaller SI partners are agile and responsive
- ...often with strong vertical industry expertise
- ...and niche technology capability (e.g. Unisys, Adabas)
- Regional SI partners typically build a business around us

"Micro Focus has enabled us to confidently pursue mission critical projects such as the US Army migration knowing that the technology will work."

Sandy Rosenberg, CEO, IAI, November 2005

Operational Highlights – Sales Execution


MICRO
FOCUS

- Sales force reorganisation now complete
  - UK, Italy & US
  - New Country Managers performing well
- Two senior sales managers returned after illness
- Approaching full head count
  - Small number of non-management sales hires remaining
- Recent sales hires increasingly productive in H2



Financials

Richard Lloyd

Chief Financial Officer


MICRO
FOCUS

Financial Highlights (H1 06 vs H1 05)

- Results in line with revised management expectations
- Turnover up 3.3% (3.2% cc) to $72.9m (H105: $70.5m)
  - Licence reduction of 4.6% cc
  - Maintenance growth of 10.9% cc
- Adjusted EBITDA margin at 28% (H105: 31%)
- Basic earnings per share 4.7 cents (H105: 6.9 cents)
- Interim dividend of 2 cents per share

Note: Unaudited financials   cc = constant currency



Half-yearly Revenue Progression



$ millions
90
80
70
60
50
40
30
20
10
0
52.8
62.1
58.9
67.4
70.5
80.1
72.9
H1
H2
H1
H2
H1
H2
H1
FY 2003: $114.9m
FY 2004: $126.3m
FY 2005: $150.6m
License
Maintenance
Consulting

Note: Unaudited financials cc = constant currency

Well-Balanced Revenue Base

H1 October 2005



Revenues by geography
$ millions
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
-2.6%
36
35
+2.8%
25
26
+26.4%
10
12
H105
H106
H105
H106
H105
H106
North America
EMEA
APAC
Revenues by revenue stream
$ millions
-4.7%
37
35
+10.9%
32
35
+27.3
2
2
Licence
Maintenance
Consulting

Note: Unaudited financials cc = constant currency

Strong Margins and continued investment

H1 October 2005


$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
Adjusted EBITDA ($ millions)
$21.9
31.0%
$20.5
28.2%
H105
H106
60
50
40
30
20
10
0
Adjusted EBITDA Margin (%)

Note: Unaudited financials cc = constant currency

Income Statement


MICRO
FOCUS

Half year to October 2005 $m	H1 2005	*% of sales*	H1 2006	*% of sales*
Turnover	**70.5**		**72.9**	
Cost of Sales	(6.0)	*8.5*	(6.5)	*8.9*
Gross Profit	**64.5**	***91.5***	**66.4**	***91.1***
Selling and distribution costs	(22.6)	*32.0*	(24.4)	*33.4*
Research and development	(11.2)	*15.9*	(11.4)	*15.6*
R&D capitalisation	2.4	*(3.4)*	2.7	*(3.7)*
Reorganisation costs	(1.6)	*2.2*	(6.5)	*8.9*
Share based compensation costs	(1.4)	*1.9*	0.5	*(0,8)*
Other administrative expenses	(12.1)	*17.3*	(13.6)	*18.7*
Operating profit	**18.0**		**13.7**	
Margin (%)	*25.5*		*18.8*	
Depreciation/Amortisation	1.0		0.9	
Share based compensation Payments	1.4		(0.5)	
Non-recurring items[1]	1.6		6.5	
Adjusted EBITDA	**21.9**		**20.5**	
Margin (%)	*31.0*		*28.2*	

Note: Unaudited financials cc = constant currency


MICR
FOCUS

Summary Cash Flow Statement

Continued cash flow generation

October 2005, $m	H105	H106
Cash flows from operating activities	23.0	10.3
Net cash from investing activities	(2.9)	(3.0)
Net cash inflow from financing	(14.1)	(1.3)
Net increase in cash	6.0	6.0
Opening cash	24.4	32.9
Closing cash	30.4	38.8

- IPO related costs $6.5m
- Additional commission/bonus $4.0m



Note: Unaudited financials   cc = constant currency


MICRO
FOCUS

Summary Balance Sheet

October 2005, $m	30 April 2005	31 October 2004	31 October 2005
Goodwill	42.4	42.4	42.4
Cash	32.9	30.4	38.8
Other assets	69.3	50.1	54.4
Total assets	**144.6**	**122.9**	**135.6**
Financial debt	111.3	115.0	0.0
Other liabilities	97.9	75.0	81.4
Total liabilities	**209.2**	**190.0**	**81.4**
Net shareholders funds	(64.7)	(67.1)	54.2

- Loan repaid
- Positive shareholder funds

Note: Unaudited financials cc = constant currency

MICRO FOCUS

Outlook

Tony Hill

Chief Executive Officer


MICRO
FOCUS

Clear Strategy for Growth

- Deepen customer relationships
- Continue to expand market for mainframe migration
- Extend leveraged sales channel
- Continue to develop innovative technology
- Selectively pursue technology-based acquisitions


MICRO
FOCUS

Mainframe Migration - Microsoft

"We are seeing momentum build in this sector of the market (platform migration), with organizations increasingly moving mission critical applications from the mainframe to the Windows platform. A significant driver of this momentum is Micro Focus' technology and the great relationship we have developed with them."

Spyros Sakellariadis,
Director, Mainframe Migration Alliance
Microsoft Corporation
November 2005

Gartner confirms our strategy

Gartner Prediction: By 2010, 80 percent of smaller mainframe environments will migrate off of the platform, while large environments will SOA-enable and remain on this platform.

Key Findings: Mainframe organizations are faced with three issues related to the longevity of this application platform: total cost of ownership, skill availability and agility. Mainframes with less than 500 million instructions per second (MIPS) can consider migrating to Microsoft Windows or Unix environments without creating overwhelming cost and risk. Several vendors, including Microsoft, Micro Focus, HP and Sun Microsystems, provide product and service solutions to support complete platform migration. We expect these vendors to improve their offerings and begin offering solutions higher up the mainframe MIPS range.

Gartner. Publication Date: 15 November 2005


MICRO
FOCUS

Outlook - Summary

- Significant progress in resolving Sales execution issues identified during the period
- Global SI relationships continue to develop and steady revenue generation from regional SIs
- Confident that the Company's strategy and partner-centric model are appropriate for today's market.
- Mid single digit growth (CC) for fiscal year
- ...and we continue to build for profitable, long term growth


Q&A

Regulatory News


RECEIVED
2006 MAR -1 P 1:17

REG-Micro Focus Intl plc Interim Results-Replacement
Released: 01/12/2005

RNS Number:9886U
Micro Focus International plc
01 December 2005

The issuer has advised that the following amendment has been made to the interim results announcement released today under RNS number 9548U at 07.01. The paragraph entitled 'Dividends' should read that the Board has approved the payment of a dividend to the holders of record as of 6 January 2006, and not 1 January 2006, as previously stated

Embargoed for 7.01am, Thursday 1 December 2005

Micro Focus International plc

"Unlocking the Value of Legacy"

Interim results for the six months to 31 October 2005

Micro Focus International plc ("Micro Focus" or "the Company"; LSE MCRO.L), the software company, announces its interim results for the six months ended 31 October 2005.

Micro Focus software enables its customers to reuse their existing or "legacy" IT assets in modern contexts, rather than having to replace them, enabling them to reduce costs, increase agility and reduce risk by unlocking the business value within their legacy systems.

Key Highlights

- Results for the six months in line with revised management expectations
- Turnover increased 3.3% to US$72.9m (2004: US$70.5m)
- Operating Profit decreased 24.0% to US$13.7m (2004: US$18.0m)
- Operating profit excluding non-recurring IPO related costs* increased by 3.0%
- EBITDA decreased 23.1% to US$14.6m (2004: US$18.9m)
- Adjusted EBITDA decreased 6.2% to US$20.5m (2004: US$21.9m)
- Basic earnings per share decreased 32.4% to 4.7 cents (2004: 6.9 cents)
- Interim dividend of 2 cents per share
- Nick Bray becomes Chief Financial Officer, effective 1 February 2006

* Refers to non-recurring costs of US$6.5m relating to the IPO and associated corporate restructuring

Commenting on the results, Tony Hill, Chief Executive Officer of Micro Focus, said:

"These results are consistent with our assessment of the performance of the Company at the time of our trading statement on 7 September 2005. Since that time, we have made good progress towards resolving the sales execution issues we identified during the period. The Board continues to expect the Company to deliver mid-single digit revenue growth for the full year on a constant currency basis.

During the period, we have won strategic customer contracts and forged stronger relationships with partners. The Board is confident that the Company's strategy and partner-centric model are appropriate for today's market. We are positive about the prospects of the Company and continue to build Micro Focus for profitable, long term growth."

Enquiries:

Micro Focus — Tel: +44 (0)1635 32646
Tony Hill, Chief Executive Officer
Richard Lloyd, Chief Financial Officer
Michael Kearney, Director, Investor Relations

Financial Dynamics — Tel: +44 (0)20 7831 3113
Giles Sanderson

Harriet Keen

Operating and Financial Review

Overview

A weaker than usual August led to revenues for the first four months of the current financial year being below our expectations. A detailed review was immediately undertaken and a trading statement was made on 7 September 2005, updating the market on the implications for the full year. We acted quickly to identify the issues behind the revenue shortfall and took action to rectify them.. We are pleased to report positive progress and that results for the first six months are in line with our revised expectations.

Basis of Preparation

Micro Focus listed on the main market of the London Stock Exchange on 17 May 2005 ("the IPO"). The Company acquired the entire issued share capital of Micro Focus International Limited ("the Operating Company") on 17 May 2005, immediately prior to the IPO. The results published herein represent the combined results for the Operating Company and its subsidiaries for the period from 1 May 2005 to 16 May 2005 together with the results for the results for the Company and its subsidiaries for the period from 17 May 2005 to 31 October 2005. The combined results for the two entities for the total six-month period from 1 May 2005 to 31 October 2005 have therefore been presented as a single set of figures, prepared in accordance with IFRS.

Results of Operations

The Company's consolidated financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP") until 30 April 2005. UK GAAP differs in some areas from IFRS. In preparing these interim financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of the six months ended 31 October 2004 and the year ended 30 April 2005 were restated to reflect these adjustments.

Turnover

Turnover for the six months to 31 October 2005 increased by 3.3% (constant currency: 3.2%) to $72.9m (2004: $70.5m). The directors consider there to be only one class of business being the provision of legacy application development and deployment software for contemporary platforms. Therefore, only geographical segmental analysis is provided below.

Geographical analysis	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
North America	35,023	35,943	73,173
Europe and the Middle East	25,740	25,029	57,365
Rest of the World	12,096	9,570	20,107
Total	72,859	70,542	150,645

North America

Total turnover decreased by $0.9m or 2.6% due to a decrease in license fee revenue during the period. Recurring revenue provided by partners and the strong support customer base continued to show growth.

Europe and the Middle East

Total turnover increased by $0.7m or 2.8%, driven by strong growth in maintenance fee revenue, more than offsetting the fall in license fee income.

Rest of the World

Total turnover increased by $2.5m. Both Japan and Australia have exhibited double-digit growth.

Cost of sales

Cost of sales for the six months to 31 October 2005 increased by 8.7% to $6.5m (2004: $6.0m). The increase in cost of sales was principally driven by higher consultancy costs resulting from stronger consultancy revenues.

Operating profit and EBITDA

Operating profit decreased 24.0% to $13.7m (2004: $18.0m). However, operating profit excluding non-recurring costs highlighted below increased by 3.0% to $20.1m for the same period (2004: $19.5m).

EBITDA for the six months to 31 October 2005 decreased by 23.1% to $14.6m (2004: $18.9m). Adjusted EBITDA decreased by 6.2% to $20.5m (2004: $21.9m). The reductions were principally due to an increase in selling and distribution costs resulting from restructuring to maximize sales and profitability.

The difference between the increase in adjusted operating profit and the decrease in adjusted EBITDA is due mainly to the swing in share-based compensation, the effect of which ($1.9m) has been excluded from the calculation of adjusted EBITDA.

Below shows a table reconciling operating profit to EBITDA and adjusted EBITDA

	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
Operating profit	13,657	17,967	40,914
Depreciation	475	508	1,005
Amortisation	426	465	1,099
Earnings before interest tax depreciation and amortisation (EBITDA)	14,558	18,940	43,018
Share based compensation	(500)	1,373	3,581
Non recurring costs:			

Early termination of Management fees on IPO	4,683	-	-
Management fees	-	600	1,200
IPO and reorganisation costs	1,775	965	2,194
Adjusted EBITDA	20,516	21,878	49,994

Tax on profit on ordinary activities

Tax on profit on ordinary activities for the six months to 31 October 2005 decreased to $3.9m (2004: $5.7m). The decrease is principally attributable to a lower effective tax rate in the current year, as well as lower taxable income due to the non-recurring items incurred this year.

Profit after tax

Profit on ordinary activities after tax for the six months to 31 October 2005 decreased by 10.5% to $9.0m (2004: $10.1m).

Dividends

The Board has approved the payment of a dividend to the holders of record as of 6 January 2006 in the amount of $0.02 per share in anticipation of meeting a dividend policy of 2.5 times dividend cover on a normalised earnings basis. UK and other non-US shareholders will receive an equivalent sterling amount at the payment date of 31 January 2006.

Cash flow

For the six months to 31 October 2005, the Company generated a net cash inflow from operating activities of $10.3m (2004: $23.0m). The decrease in net cash inflow was primarily driven by non-recurring costs incurred in relation to the IPO.

Funds generated as a result of the IPO ($110.5m), have enabled us to pay-off in full our outstanding loans. As at 31 October 2005, the Group had cash and cash equivalents of $38.9m.

Customers

Organisations continue to face the challenge of reducing costs and increasing agility while limiting organisational risk. As much as 80% of an organisation's software budget may be used to maintain and operate legacy applications which have traditionally been too inflexible to integrate with one another or with newer technologies. The lower cost of contemporary platforms combined with technical advances, in areas such as security, flexibility and scalability, and the emergence of enabling technologies, such as web services and service-oriented architectures, has driven many organisations to look for ways to re-use their legacy investments.

Given this backdrop, our complementary solution set of "Lift and Shift" and " Leverage and Extend" is very relevant. Our products enable organisations to improve their development infrastructure and to extend legacy applications to new users and to move them to contemporary platforms.

The market has also begun to view our products as being complementary, giving us the opportunity to sell a variety of products to customers to meet a broad range of needs. For example, BlueCross BlueShield, the health insurance provider, signed a large contract with us, specifically enabling them to deploy our entire product portfolio.

In addition to BlueCross BlueShield other significant reengagement contracts signed in the first six months included AMB Generali, and AXA. A number of

existing customers also announced successful migrations of key applications using our software including the US Army, Lombard Insurance, Express Newspapers and Solcorp (a subsidiary of EDS).

Partners

Micro Focus believes that its partnerships are fundamental to its ability to develop, market and distribute its products. Micro Focus' partner-centric strategy focuses on leveraging its relationships to expand its distribution network cost effectively and accelerate the market penetration of its products. Specifically, within our partner network, System Integrators (SIs) are key to delivering our products to customers.

We are pleased with the continued good progress we have made with smaller, local SIs, and have achieved a steady revenue stream from this partner sector throughout the first half of the year. In the case of larger, global SIs, while we have made good progress in building our network of partners, as mentioned in the trading statement on 7 September 2005 the revenue contribution from this part of our sales channel has been slower than anticipated. Given the size and nature of these organisations, we do not anticipate significant incremental revenue to be achieved from our larger SI partners during the current financial year. We continue to work hard on strengthening and expanding these relationships and are making good progress.

Sales Execution

In our September trading statement, we discussed significant disruptions within the sales-force, which had delayed a planned expansion of the sales team. These disruptions included the major restructuring, now completed, of two European country teams and several replacement hires in the United States. While a very small number of non-critical sales positions have yet to be filled, we are now near budgeted head-count. In addition, we now have a full senior sales management team in operation focused on pipeline development, plus new regional managers in the restructured European teams. Our new salespeople will become increasingly productive in the coming six months.

Our Board and People

Having played a key role in the Micro Focus success story from the sale of the business by MERANT Plc in August 2001 through to the Company's subsequent IPO earlier this year, Richard Lloyd, our current Chief Financial Officer, has decided to step down. We are pleased to announce today the appointment of Nick Bray as our new Chief Financial Officer with effect from 1 February 2006. Nick (aged 40) is the Group Finance Director of Fibernet Group Plc. Richard has agreed to remain working for Micro Focus during a handover period.

Outlook

These results are consistent with our assessment of the performance of the Company at the time of our trading statement on 7 September 2005. Since that time we have made good progress towards resolving the sales execution issues we identified during the period. The Board continues to expect the Company to deliver mid-single digit revenue growth for the full year on a constant currency basis.

During the period we have won strategic customer contracts and forged stronger relationships with partners. The Board is confident that the Company's strategy and partner-centric model are appropriate for today's market. We are positive about the prospects of the Company and continue to build Micro Focus for profitable, long term growth.

Micro Focus International plc
Consolidated income statement (unaudited)

	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
Turnover	72,859	70,542	150,645
Amortisation of development costs	(2,508)	(2,419)	(4,587)
-Other cost of sales	(4,000)	(3,569)	(6,327)
Total cost of sales	(6,508)	(5,988)	(10,914)
Gross profit	66,351	64,554	139,731
Selling and distribution costs	(24,374)	(22,584)	(48,105)
Research and development	(8,717)	(8,847)	(17,598)
Early termination of management fees on IPO	(4,683)	-	-
Management fees	-	(600)	(1,200)
Reorganisation costs	(1,775)	(965)	(2,194)
Share-based compensation credit (charge)	500	(1,373)	(3,581)
Other administrative expenses	(13,645)	(12,218)	(26,139)
Total administrative expenses	(19,603)	(15,156)	(33,114)
Operating profit	13,657	17,967	40,914
Interest payable and similar charges	(1,158)	(2,400)	(8,656)
Interest receivable and similar income	362	177	382
Profit before tax	12,861	15,744	32,640
Taxation	(3,858)	(5,689)	(11,597)
Profit for the period	9,003	10,055	21,043
Earnings per share expressed in cents per share			
- basic	4.66	6.90	14.28
- diluted	4.61	6.73	13.98
Earnings per share expressed in pence per share			
- basic	2.61	3.80	7.67
- diluted	2.58	3.70	7.51

Micro Focus International plc
Consolidated balance sheet (unaudited)

	31 October 2005 $'000	31 October 2004 $'000	30 April 2005 $'000
ASSETS			
Non current assets			
Goodwill	42,404	42,404	42,404
Intangible assets	7,753	7,164	8,084
Property, plant and equipment	2,236	1,916	2,277
Deferred tax assets	7,748	9,090	8,331
	60,141	60,574	61,096
Current assets			
Inventories	259	463	350
Trade and other receivables	36,321	31,509	50,244
Cash and cash equivalents	38,846	30,370	32,870
	75,426	62,342	83,464
Total assets	135,567	122,916	144,560
LIABILITIES			
Current liabilities			
Trade and other payables	53,440	53,742	71,192
Current tax liabilities	14,299	8,550	11,972
Financial liabilities - borrowings	-	7,500	8,010
	67,739	69,792	91,174
Non-current liabilities			
Other non-current liabilities	5,915	5,551	7,059
Deferred tax liabilities	7,748	7,183	7,748
Financial liabilities - borrowings	-	107,500	103,240
	13,663	120,234	118,047
Net assets (liabilities)	54,165	(67,110)	(64,661)
SHAREHOLDERS' EQUITY			
Capital and reserves			
Called up share capital	9,510	1	1
Share premium	104,475	3,363	3,376
Accumulated losses	(58,838)	(70,613)	(67,869)

Other reserves	(982)	139	(169)
Total shareholders' equity (deficit)	54,165	(67,110)	(64,661)

Micro Focus International plc
Consolidated cash flow statements (unaudited)

	Six months ended 31 October 2005 $'000	Six months ended 31 October 2004 $'000	Year ended 30 April 2005 $'000
Cash flows from operating activities			
Profit for the period	9,003	10,055	21,043
Adjustments for			
Interest and similar charges	796	2,223	8,274
Taxation	3,858	5,689	11,597
Depreciation	480	518	1,024
Amortisation of intangibles	2,934	2,883	5,687
Compensation share-option charge	(500)	1,373	3,581
Changes in working capital			
Inventories	91	(151)	(38)
Trade and other receivables	13,923	6,416	(12,317)
Trade and other payables	(17,752)	(2,306)	15,610
Cash generated from continuing operations	12,833	26,700	54,461
Interest received	365	138	379
Interest paid	(1,829)	(2,361)	(7,926)
Tax paid	(1,074)	(1,512)	(2,368)
Net cash inflow from operating activities	10,295	22,965	44,546
Cash flows from investing activities			
Purchase of intangible assets	(2,604)	(2,453)	(6,176)
Purchase of tangible fixed assets	(440)	(440)	(1,329)
Proceeds on disposal of tangible fixed assets			23
Net cash outflow from investing activities	(3,044)	(2,893)	(7,482)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	110,500	492	506
Net proceeds from issue of new bank loan	-	54,250	50,500
Repayment of borrowings	(111,250)	-	-
Dividends paid to shareholders	-	(68,800)	(78,800)
Net cash outflow from financing	(750)	(14,058)	(27,794)
Effects of changes in exchange rates	(525)	(64)	(820)
Net increase in cash and cash equivalents	5,976	5,950	8,450
Cash and cash equivalents at beginning of period	32,870	24,420	24,420
Cash and cash equivalents at end of period	38,846	30,370	32,870

Micro Focus International plc
Statement of Changes in Shareholders' Equity (unaudited)

	Share Capital $'000	Share Premium $'000	Accumulated Losses $'000	Other Reserves $'000	Total Equity $'000
Balance as at 1 May 2004	1	2,871	(13,156)	118	(10,166)
Currency translation differences	-	-	-	21	21
Profit for the period	-	-	10,055	-	10,055
Dividends	-	-	(68,800)	-	(68,800)
Value of share options issued under Employee Option Plan	-	-	1,288	-	1,288
Issue of share capital	-	357	-	-	357
Receivable from shareholder	-	135	-	-	135
Balance as of 31 October 2004	1	3,363	(70,613)	139	(67,110)
Currency translation differences	-	-	-	(308)	(308)
Profit for the period	-	-	10,988	-	10,988
Dividends	-	-	(10,000)	-	(10,000)
Value of share options issued under Employee Option Plan	-	-	1,756	-	1,756
Issue of share capital	-	13	-	-	13

Balance as of 30 April 2005	1	3,376	(67,869)	(169)	(64,661)
Currency translation differences	-	-	-	(813)	(813)
Profit for the period	-	-	9,003	-	9,003
Value of share options issued under Employee Option Plan	108	-	28	-	136
Issue of share capital	9,401	101,099	-	-	110,500
Balance as of 31 October 2005	9,510	104,475	(58,838)	(982)	54,165

Notes

1) Basis of preparation

These interim financial statements have been prepared in accordance with the accounting policies the company expects to be applicable at 30 April 2006 and the interpretation of those accounting standards underlying the accounting policies. As listed companies in a large number of countries are adopting IFRS for the first time, there is limited established practice upon which to draw in matters of interpretation and application. Furthermore it is possible that new standards and new interpretations may be issued which could affect the group. These figures may therefore require amendment, to change the basis of accounting or presentation of certain financial information, before the inclusion of the IFRS financial statements for the year ended 30 April 2006, when the group prepares its first complete set of IFRS financial statements. The interim financial statements have been issued in accordance with the Listing Rules of the United Kingdom Listing Authority.

Micro Focus International plc's consolidated financial statements were prepared in accordance with the United Kingdom Generally Accepted Accounting Principles ("UK GAAP") until 30 April 2005. UK GAAP differs in some areas from IFRS. In preparing these interim financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2005 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its net income and cash flows are provided in Note 7.

These interim financial statements have been prepared under the historical cost convention.

The preparation of financial statements requires the estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the estimates are based on management's best knowledge of the amounts, events or actions, actual results may differ from those estimates.

A full disclosure of accounting policies of the company as were applicable under UK GAAP are available in the Annual Report for the year ended 30 April 2005. The major differences in accounting policies under IFRS are described in note 7.

Copies of the interim results for the six months ended 31 October 2005 are being sent to all shareholders. Details can also be found on the company's website at www.microfocus.com. Further copies of the interim results and copies of the accounts for the year ended 30 April 2005 can be obtained by writing to the Company Secretary, Micro Focus International plc, Old Bath Road, Newbury,

Berkshire, RG14 1QN.

This announcement was approved by the Board of Micro Focus International plc on 29 November 2005.

2) Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Company's functional currency.

3) Bank and other borrowings

On 20 May 2005 the outstanding debt of $112.0m owed by the Company to Wells Fargo Foothill, Inc. and DB Zwirn Special Opportunities Fund was repaid in full.

4) Earnings per share (unaudited)

The calculation of basic earnings per share has been based on the earnings attributable to ordinary shareholders of the Operating Company and the weighted average number of shares for each period. This is after taking account of the restructuring of the share capital of the Operating Company, which resulted in the previous shareholders of the Operating Company receiving three ordinary shares in the Company for every one ordinary share they previously held in the Operating Company. The weighted average number of shares used in the calculation was 192,990,520 (31 October 2004: 145,645,796; 30 April 2005:147,374,733).

The diluted earnings per share have been calculated after taking account of the share options. The weighted average number of shares used in the calculation was 195,394,825 (31 October 2004: 149,421,036; 30 April 2005: 150,537,213).

5) Segmental information (unaudited)

Geographical analysis	Six months ended 31 October 2005	Six months ended 31 October 2004	Year ended 30 April 2005
	$'000	$'000	$'000
North America	35,023	35,943	73,173
Europe and the Middle East	25,740	25,029	57,365
Rest of the World	12,096	9,570	20,107
Total	72,859	70,542	150,645

There is no material difference between turnover by origin above and turnover by destination. All turnover is derived from external customers.

6) Supplemental information (unaudited)

Set out below is an analysis of turnover recognised between the principal product categories, which the directors use to assess the future revenue flows from the current portfolio of customers.

Turnover	Six months ended 31 October 2005	Six months ended 31 October 2004	Year ended 30 April 2005

	$'000	$'000	$'000
License fees	35,160	36,884	79,860
Maintenance fees	35,388	31,842	66,705
Consultancy fees	2,311	1,816	4,080
Total	72,859	70,542	150,645

7) Reconciliation of net assets and profit under UK GAAP to IFRS (unaudited)

Micro Focus International plc previously reported under UK GAAP in its previously published financial statements for the year ended 30 April 2005. The analyses below show reconciliations of net assets and profit under UK GAAP to IFRS.

	Six months ended 31 October 2005	Six months ended 31 October 2004	Year ended 30 April 2005
	$'000	$'000	$'000
Operating profit under UK GAAP	11,528	16,114	35,924
Change in amortization period of goodwill	1,884	1,884	3,768
Capitalisation of software development	2,753	2,388	5,809
Amortisation of software development	(2,508)	(2,419)	(4,587)
Operating profit under IFRS	13,567	17,967	40,914
Net profit under UK GAAP	7,396	8,851	17,549
Change in amortization period of goodwill	1,884	1,884	3,768
Capitalisation of software development	2,753	2,388	5,810
Amortisation of software development	(2,508)	(2,419)	(4,587)
Deferred tax assets	(522)	(649)	(1,497)
Net profit under IFRS	9,003	10,055	21,043

		1 May 2004	
ASSETS	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
Non current assets			
Goodwill	42,404	-	42,404
Intangible assets	-	7,628	7,628
Property, plant and equipment	4,115	(2,155)	1,960
Deferred tax assets	-	8,837	8,837
Current assets			
Inventories	312	-	312
Trade and other receivables	37,925	-	37,925
Deferred tax asset	5,998	(5,998)	-
Cash and cash equivalents	24,420	-	24,420
Total assets	115,174	8,312	123,486
LIABILITIES			
Current liabilities			
Trade and other payables	53,736	-	53,736
Current tax liabilities	9,821	-	9,821
Financial liabilities - borrowings	10,097	-	10,097
	73,654	-	73,654
Non-current liabilities			
Deferred tax liabilities	-	4,481	4,481
Other non-current liabilities	5,480	-	5,480
Financial liabilities - borrowings	50,037	-	50,037
	55,517	4,481	59,998
Net assets (liabilities)	(13,997)	3,831	(10,166)
SHAREHOLDERS' EQUITY			
Capital and reserves			
Called up share capital	1	-	1
Share premium	2,871	-	2,871
Accumulated losses	(16,987)	3,831	(13,156)
Other reserves	118	-	118
Total shareholders' equity (deficit)	(13,997)	3,831	(10,166)

ASSETS	31 October 2004 UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
Non current assets			
Goodwill	40,520	1,884	42,404
Intangible assets	-	7,164	7,164
Property, plant and equipment	3,637	(1,721)	1,916
Deferred tax assets	-	9,090	9,090
Current assets			
Inventories	463	-	463
Trade and other receivables	31,509	-	31,509
Deferred tax asset	4,767	(4,767)	-
Cash and cash equivalents	30,370	-	30,370
Total assets	111,266	11,650	122,916
LIABILITIES			
Current liabilities			
Trade and other payables	53,742	-	53,742
Current tax liabilities	9,120	(570)	8,550
Financial liabilities - borrowings	7,500	-	7,500
	70,362	(570)	69,792
Non-current liabilities			
Deferred tax liabilities	-	7,183	7,183
Other non-current liabilities	5,551	-	5,551
Financial liabilities - borrowings	107,500	-	107,500
	113,051	7,183	120,234
Net assets (liabilities)	(72,147)	5,037	(67,110)
SHAREHOLDERS' EQUITY			
Capital and reserves			
Called up share capital	1	-	1
Share premium	3,363	-	3,363
Accumulated losses	(75,650)	5,037	(70,613)
Other reserves	139	-	139
Total shareholders' equity (deficit)	(72,147)	5,037	(67,110)

ASSETS	30 April 2005 UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
Non current assets			
Goodwill	38,636	3,768	42,404
Intangible assets	-	8,084	8,084
Property, plant and equipment	3,667	(1,390)	2,277
Deferred tax assets	-	8,331	8,331
Current assets			
Inventories	350	-	350
Trade and other receivables	50,244	-	50,244
Deferred tax asset	3,722	(3,722)	-
Cash and cash equivalents	32,870	-	32,870
Total assets	129,489	15,071	144,560
LIABILITIES			
Current liabilities			
Trade and other payables	71,192	-	71,192
Current tax liabilities	11,972	-	11,972
Financial liabilities - borrowings	8,010	-	8,010
	91,174	-	91,174
Non-current liabilities			
Deferred tax liabilities	-	7,748	7,748
Other non-current liabilities	7,059	-	7,059
Financial liabilities - borrowings	103,240	-	103,240
	110,299	7,748	118,047
Net assets (liabilities)	(71,984)	7,323	(64,661)
SHAREHOLDERS' EQUITY			

Capital and reserves			
Called up share capital	1	-	1
Share premium	3,376	-	3,376
Accumulated losses	(75,192)	7,323	(67,869)
Other reserves	(169)	-	(169)
Total shareholders' equity (deficit)	(71,984)	7,323	(64,661)

	Six months ended 31 October 2004		
	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
Turnover	70,542	-	70,542
Amortisation of development costs	-	(2,419)	(2,419)
Other cost of sales	(3,569)	-	(3,569)
Cost of Sales	(3,569)	(2,419)	(5,988)
Gross Profit	66,973	(2,419)	64,554
Selling and distribution costs	(22,584)	-	(22,584)
Research and development	(11,235)	2,388	(8,847)
Management fees	(600)	-	(600)
Reorganisation costs	(965)	-	(965)
Share-based compensation credit (charge)	(1,373)	-	(1,373)
Other administrative expenses	(14,102)	1,884	(12,218)
Total administrative expenses	(17,040)	1,884	(15,156)
Operating profit	16,114	1,853	17,967
Net interest payable	(2,223)		(2,223)
Profit before tax	13,891	1,853	15,744
Taxation	(5,040)	(649)	(5,689)
Profit for the period	8,851	1,204	10,055

	Year ended 30 April 2005		
	UK GAAP ($'000)	Effect of transition to IFRS ($'000)	IFRS ($'000)
Turnover	150,645	-	150,645
Amortisation of development costs	-	(4,587)	(4,587)
Other cost of sales	(6,327)	-	(6,327)
Cost of Sales	(6,327)	(4,587)	(10,914)
Gross Profit	144,318	(4,587)	139,731
Selling and distribution costs	(48,105)	-	(48,105)
Research and development	(23,407)	5,810	(17,598)
Management fees	(1,200)	-	(1,200)
Reorganisation costs	(2,194)	-	(2,194)
Share-based compensation credit (charge)	(3,581)	-	(3,581)
Other administrative expenses	(29,907)	3,768	(26,139)
Total administrative expenses	(36,882)	3,768	(33,114)
Operating profit	35,924	4,991	40,914
Net interest payable	(8,274)	-	(8,274)
Profit before tax	27,650	4,991	32,640
Taxation	(10,101)	(1,497)	(11,597)
Profit for the period	17,549	3,494	21,043

Explanation of reconciling differences between UK GAAP and IFRS

(a) The goodwill arising from the acquisition of the Operating Group from Merant Plc was previously amortised under UK GAAP on a straight line basis over its estimated useful economic life of 14 years. As at 1 May 2004 the net book amount under UK GAAP was adopted as the opening cost under IFRS. This goodwill is no longer amortised, but is subject to reviews for impairment. As goodwill was a permanent difference for tax purposes under UK GAAP a corresponding deferred tax asset was created under UK GAAP. This will therefore also be a difference under IFRS.

(b) Development costs were previously expensed through the profit and loss accounts, as permitted by UK GAAP. In accordance with IAS 38, development costs that meet certain criteria, must be capitalised and amortised over the useful economic life to which they relate. The creation of this intangible will also represent a timing difference under IFRS that leads to a corresponding deferred tax liability. This will therefore also be a difference under IFRS.

(c) Purchased computer software costs were previously recorded as property, plant and equipment, as permitted by UK GAAP. In accordance with IAS 38, all purchased computer software is recorded as an intangible asset.

Explanation of material adjustments to the cash flow statement for the period ended 31 October 2005

Amounts paid for capitalized development costs during the period ended 31 October 2005 are classified as part of cash flows from investing activities under IFRS, but were included as part of operating cash flows under UK GAAP. Cash and cash equivalents includes short-term deposits of $5.21m under IFRS, under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Review report on interim financial information.

Independent review report to Micro Focus International Plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated balance sheet, the consolidated income statement, the statement of changes in shareholders' equity, the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit

performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 October 2005.

PricewaterhouseCoopers LLP

Chartered Accountants

Reading

30 November 2005

END

IR DGMGZZMKGKZM

Regulatory News

REG-Micro Focus Intl plc Re: Extended Agreement
Released: 29/12/2005

RNS Number:2528W
Micro Focus International plc
29 December 2005

Embargoed for 7.00am, 29 December 2005

Micro Focus signs extension to global framework agreement with EDS

Micro Focus International plc ("Micro Focus"), the software company, announces that the global framework agreement it has with EDS has been significantly extended.

EDS and Micro Focus have worked together since 1991 and earlier in 2005, Micro Focus was selected as one of EDS' eight global Technology Alliance Partners, following an extended period of technical validation.

Micro Focus and EDS have now agreed to extend their existing global framework agreement to formalise, for the first time, the terms under which Micro Focus will provide its core technology for EDS' Applications Modernization Services, offering Micro Focus' 'Leverage & Extend' and 'Lift & Shift' legacy applications both to EDS internally and to EDS' clients.

Commenting on the signing of this agreement, Tony Hill, CEO of Micro Focus, said:

"Successful engagement with systems integrators is a central part of our strategy and we are delighted to announce this extension to our framework agreement with EDS. While it will not affect our outlook for the remainder of the fiscal year, it represents an important milestone with a strong global partner."

Enquiries:

Micro Focus		Tel: +44 (0)1635 32646
Tony Hill	Chief Executive Officer	
Michael Kearney	Investor Relations	
Financial Dynamics		Tel: +44 (0)20 7831 3113
Giles Sanderson		
Harriet Keen		
Cass Helstrip		

END

AGRPKFKDFBDDPBB

Regulatory News

REG-Micro Focus Intl plc Directorate Change Update
Released: 04/01/2006

RNS Number:4381W
Micro Focus International plc
04 January 2006

4 January 2006

Nick Bray joins the Micro Focus Board

Further to the announcement on 1 December 2005 by Micro Focus International plc ("Micro Focus" or the "Company") of the appointment of Nick Bray as Chief Financial Officer with effect from 1 February 2006, the Company is pleased to announce that Nick Bray has now taken up the position and joined the Micro Focus Board on 3 January 2006. On the same day, Richard Lloyd stepped down as the Company's Chief Financial Officer and resigned from the Micro Focus Board. As originally planned, Richard Lloyd will remain with Micro Focus for a further period in order to provide an appropriate handover.

Enquiries:

Micro Focus		Tel: +44 (0)1635 32646
Tony Hill	Chief Executive Officer	
Nick Bray	Chief Financial Officer	
Michael Kearney	Investor Relations	
Financial Dynamics		Tel: +44 (0)20 7831 3113
Giles Sanderson		
Harriet Keen		
Cass Helstrip		

END

BOAXZLFBQFBBBBX

Regulatory News

REG-Micro Focus Intl plc Blocklisting Interim Review
Released: 11/01/2006

RNS Number:8079W
Micro Focus International plc
11 January 2006

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA
Date: 11 January 2006

AVS No:	
Name of applicant:	Micro Focus International plc
Name of scheme:	Micro Focus International plc Group Employee Share Plans
Period of return:	From: 11 July 2005 To: 11 January 2006
Balance under scheme from previous return:	4,000,000 ordinary shares of 10 pence each
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
Number of securities issued/allotted under scheme during period:	638,825 Ordinary Shares of 10 pence each
Balance under scheme not yet issued/allotted at end of period:	3,361,175 Ordinary Share
Number and class of securities originally listed and the date of admission:	4,000,000 ordinary shares of 10 pence each, 11 July 2005
Total number of securities in issue at the end of the period:	199,170,926 Ordinary Shares
Name of contact:	Jane Smithard
Address of contact:	The Lawn 22-30 Old Bath Road Newbury Berkshire RG14 1QN
Telephone number of contact:	01635 565492

SIGNED BY JANE SMITHARD

Company Secretary, for and on behalf of

MICRO FOCUS INTERNATIONAL PLC



Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 12/01/2006

RNS Number:8755W
Micro Focus International plc
12 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR IAN ARCHBELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

N/A

N/A

17.	Date of grant 11 JANUARY 2006	18.	Period during which or date on which it can be exercised 11 JANUARY 2009 - 10 JULY 2009
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of shares or debentures involved (class and number) 64,777 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 10 PENCE PER ORDINARY SHARE	22.	Total number of shares or debentures over which options held following notification 64,777
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

RDSBRGDBIGBGGLD

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 12/01/2006

RNS Number:8752W
Micro Focus International plc
12 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR GARY CROOK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

17.	Date of grant	18.	Period during which or date on which it can be exercised
	11 JANUARY 2006		11 JANUARY 2009 - 10 JULY 2009
19	Total amount paid (if any) for the grant of the option	20.	Description of shares or debentures involved (class and number)
	NIL		64,777 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
	10 PENCE PER ORDINARY SHARE		64,777
23.	Any additional information	24.	Name of contact and telephone number for queries
			JANE SMITHARD, 01635 565492

END

RDSBRGDBRGBGGLD

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 12/01/2006

RNS Number:8759W
Micro Focus International plc
12 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR KEVIN MOULTRUP

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

17. Date of grant

11 JANUARY 2006

18. Period during which or date on which it can be exercised

11 JANUARY 2009 - 10 JULY 2009

19 Total amount paid (if any) for the grant of the option

NIL

20. Description of shares or debentures involved (class and number)

64,777 ORDINARY SHARES OF 10 PENCE EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER ORDINARY SHARE

22. Total number of shares or debentures over which options held following notification

64,777

23. Any additional information

24. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565492

END
RDSBRGDBGBBGGLD

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 12/01/2006

RNS Number:8764W
Micro Focus International plc
12 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR RICHARD LEVY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 11 JANUARY 2006	18.	Period during which or date on which it can be exercised 11 JANUARY 2009 - 10 JULY 2009
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of shares or debentures involved (class and number) 64,777 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 10 PENCE PER ORDINARY SHARE	22.	Total number of shares or debentures over which options held following notification 64,777
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

RDSBRGDBDBBGGLD



RECEIVED
2006 MAR -1 P 1:17

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 12/01/2006

RNS Number:8767W
Micro Focus International plc
12 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR RICHARD SIMPSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

14. Date and place of transaction

N/A

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

17. Date of grant

11 JANUARY 2006

18. Period during which or date on which it can be exercised

11 JANUARY 2009 - 10 JULY 2009

19 Total amount paid (if any) for the grant of the option

NIL

20. Description of shares or debentures involved (class and number)

64,777 ORDINARY SHARES OF 10 PENCE EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER ORDINARY SHARE

22. Total number of shares or debentures over which options held following notification

64,777

23. Any additional information

24. Name of contact and telephone number for queries

JANE SMITHARD, 01635 565492

END

RDSBRGDBXBBGGLD

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 12/01/2006


RECEIVED
2006 MAR -1 P 1:17

RNS Number:8769W
Micro Focus International plc
12 January 2006

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 11 January 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 09 January 2006, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 11,448,788 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 5.75% of the Company's issued ordinary share capital.

Of these 11,448,788 shares:

(a) The interest in 9,688,545 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 1,760,243 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

END

HOLUUABRNVRAAAR


2006 MAR -1 P 1:1

Regulatory News

REG-Micro Focus Intl plc Director/PDMR Shareholding
Released: 12/01/2006

RNS Number:8775W
Micro Focus International plc
12 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

MICRO FOCUS INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a) AND (b)

3. Name of director

MR NICHOLAS BRAY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE DIRECTOR NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

N/A

N/A

17.	Date of grant 11 JANUARY 2006	18.	Period during which or date on which it can be exercised 11 JANUARY 2009 - 10 JANUARY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of shares or debentures involved (class and number) 412,955 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP1.235 PER ORDINARY SHARE	22.	Total number of shares or debentures over which options held following notification 412,955 ORDINARY SHARES
23.	Any additional information NONE	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END
RDSBRGDBGDBGGLD

Regulatory News

REG-Micro Focus Intl plc Holding(s) in Company
Released: 08/02/2006


RECEIVED
2006 MAR -1 P 1:1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:1055Y
Micro Focus International plc
08 February 2006

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 07 February 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 03 February 2006, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 9,983,284 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 5.01% of the Company's issued ordinary share capital.

Of these 9,983,284 shares:

(a) The interest in 8,090,263 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 1,893,021 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

END

HOLUWSARNBRURAR